02055758

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Bio MS Medical Corp

*CURRENT ADDRESS 6030 - 88th Street

Edmonton, Alberta

T6E 6G4

PROCESSED
T NOV 2 1 2002
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34689 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☒
DEF 14A	(PROXY)	☐			

OICF/BY: lm

DAT : 11/1/02

82-34689

BIOMS MEDICAL CORP - COMMON SHARES

LIST OF REGISTERED MEMBERS
AS OF RECORD May 23, 2002

NO PARAMETERS SPECIFIED

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
602233 ALBERTA LTD 51271 RANGE ROAD 203 SHERWOOD PARK AB T8G 1E8	8,646
734845 ALBERTA LTD C/O 28 UPPER CANADA DR., #201 TORONTO ON M2P 1R9	69,500
761613 ALBERTA LTD 13907-127 ST EDMONTON AB T6V 1A8	31,509
777106 ALBERTA LTD 13904 75 AVE EDMONTON AB T5R 2Y6	6,022
784052 ALBERTA LTD 74 HIGHCLIFF RD SHERWOOD PARK AB T8A 5L6	1,250
786394 ALBERTA LTD C/O 5809 MACLEOD TR SW #207 CALGARY AB T2H 0J9	3,225
900143 ALBERTA LTD 1507 - 4TH STREET NISKU AB T9E 7M9	352,150
CONNIE ADAM RR #2 SITE 201 BOX 8 STONY PLAIN AB T7Z 1X2	1,750
DES ADLER 50 KIRKLEES RD SHERWOOD PARK AB T8A 5H7	14,250
BRIENNE T N ALBRECHT 5413 49 ST STONY PLAIN AB T7Z 1B5	188
JANELLE ALBRECHT 5413 49 ST STONY PLAIN AB T7Z 1B5	188
JOLENE E ALBRECHT 5413 49 ST STONY PLAIN AB T7Z 1B5	188
ROGER ALBRECHT & CARMEN ALBRECHT JTWROS BOX 166 PEERS AB T0E 1W0	14,500

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
VIRGINIA ALLARIE 14016 91 AVE EDMONTON AB T5R 4Y2	1,661
CHARLOTTE B ANDERSON BOX 74 SEBA BEACH AB T0E 2B0	87
MARK W ANDERSON BOX 74 SEBA BEACH AB T0E 2B0	87
LADDY ANDREE #240 222 BASELINE RD SUITE 102 SHERWOOD PARK AB T8H 1S8	2,393
MOGENS ANGELO 119 MALIBOU RD SW CALGARY AB T2V 1X5	1,074
NANCY ARMSTRONG 4715 147A ST EDMONTON AB T6H 5N3	8,050
BADGER DAYLIGHTING CALGARY INC BOX 419 CARSELAND AB T0J 0M0	4,750
WILLIAM G BARNES 51 NEWPORT DR SHERWOOD PARK AB T8A 5V8	5,900
BARBARA BAUER 5100 - 52 AVE STONY PLAIN AB T7Z 1C1	4,750
DWAYNE K BEDWELL #50 - 3812 20 AVE EDMONTON AB T6L 4B2	1,899
KENNETH A BEDWELL 8507 40 AVE EDMONTON AB T6K 1H5	5,523
ETHEL BEHR 4107 89 ST EDMONTON AB T6K 1G2	2,415
ETHYL BEHR 4107 89 ST EDMONTON AB T6K 1G2	500
DWIGHT BERG 1098 MOYER DR SHERWOOD PARK AB T8A 1E6	65,110

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
ROBERT BERG GENERAL DELIVERY DEWBERRY AB T0B 1G0	4,750
PAUL BIRNIE	2,500
BMO NESBITT BURNS I/T/F A/C 710-16507-16 13TH FLOOR - PO BOX 150 1 FIRST CANADIAN PLACE TORONTO ON M5X 1H3	550
BMO NESBITT BURNS I/T/F RRSP A/C 711-09989-16 13TH FLOOR - PO BOX 150 1 FIRST CANADIAN PLACE TORONTO ON M5X 1H3	1,825
BMO NESBITT BURNS INC I/T/F BRIAN FIELD 1 FIRST CANADIAN PLACE PO BOX 150 TORONTO ON M5X 1H3	21,500
BMO NESBITT BURNS INC I/T/F DANIEL O'TOOLE 1 FIRST CANADIAN PLACE PO BOX 150 TORONTO ON M5X 1H3	21,500
BMO NESBITT BURNS INC I/T/F JOHAN LOUW 1 FIRST CANADIAN PLACE PO BOX 150 TORONTO ON M5X 1H3	21,500
BMO NESBITT BURNS INC I/T/F LAWRENCE PRIESTNALL 1 FIRST CANADIAN PLACE PO BOX 150 TORONTO ON M5X 1H3	23,000
BMO NESBITT BURNS INC I/T/F WENDELL GREEN 1 FIRST CANADIAN PLACE PO BOX 150 TORONTO ON M5X 1H3	21,500
L ANNE BOTHWELL 51247 RANGE RD SUITE 254 SHERWOOD PARK AB T8B 1K7	9,500
GORDON T BOYCE 28 DAWSON DR SHERWOOD PARK AB T8H 1T6	1,128
RICHARD BOYSEN 244 PENDRAGON PLACE KELOWNA BC V1V 1N2	2,140

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
KEITH BRADLEY 2 REGAL WAY SHERWOOD PARK AB T8A 5N1	6,024
BEVERLY BRAUN & GERALD BRAUN JTWROS	8,433
GARNET BRIMACOMBE 9737 - 206 ST LANGLEY BC V1M 2H5	375
GARNETT BRIMACOMBE TTEE FOR THE GARNETT BRIMACOMBE *FAM TR NO 1 9737 - 206 ST LANGLEY BC V1M 2H5	33,234
WAYNE BRODIN 42 WOODSTOCK DR SHERWOOD PARK AB T8A 4L3	7,125
LYNETT BROWN 11615 73RD AVE EDMONTON AB T6G OE3	975
MYRNA BROWN 89 WOODPARK CLOSE SW CALGARY AB T2W 6G9	11,800
JASON BRUDLER 804 3RD AVE SW SUITE 1209 CALGARY AB T2P 0G9	1,750
THOMAS BUDD 1115 COLBORNE CRESCENT CALGARY AB T2T OR1	32,250
MANFRED BUSS 116 HOWSON CRES EDMONTON AB T5A 4T8	1,296
RICHARD BYERS 34 FALCON CRESCENT ST ALBERT AB T8N 1T9	10,500
W H (BILL) CAINE 10374 58 AVE EDMONTON AB T6H 1W8	11,566
DAVID CALLICOTT 11615 73RD AVE EDMONTON AB T6G OE3	3,509
CANACCORD CAPITAL CORPORATION I/T/F JAMES KENNEDY PO BOX 10337 609 GRANVILLE ST #2200 VANCOUVER BC V7Y 1H2	1,750

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
CANACCORD CAPITAL CORPORATION I/T/F JOHN S KENNEDY PO BOX 10337 609 GRANVILLE ST #2200 VANCOUVER BC V7Y 1H2	1,750
RONALD F CARLSON 9308 150 AVE EDMONTON AB T5E 2N8	2,818
STEVEN A CARLSON 29006 NE 124TH ST DUVALL WA 98019 USA	2,818
BLAIR CARMICHAEL 5 ATTWOOD DR ST ALBERT AB T8N 2T4	2,150
FRASER CARMICHAEL BOX 189 CASSIDY BC V0R 1H0	14,800
PATRICIA-ANNE CARRIER 6030-88 ST EDMONTON AB T6E 6G4	150,000
CDS & CO (NCI) PO BOX 1038 STN A 25 THE ESPLANADE TORONTO ON M5W 1G5	17,863,473
EVELINE CHARLES 15 IRONWOOD DR ST ALBERT AB T8N 5J8	9,625
RUBY CHILDS 7 BURDOCK BAY EAST ST PAUL MB R2E 0E3	10,500
TERRY CHIN 490 BUTCHART DRIVE EDMONTON AB T6R 2N8	10,750
BONNY I CHISHOLM BOX 3036 RPO SILVER STAR MOUNTAIN VERNON BC V1B 3M1	4,750
MICHAEL RYAN CHISHOLM 3119 89TH ST EDMONTON AB T6K 2Z1	475

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
SCOTT MACKAY CHISHOLM 3119 89TH ST EDMONTON AB T6K 2Z1	475
CHRIS CHOPKO	856
CRAIG CHOPKO 14608 86 ST EDMONTON AB T5E 3C7	5,840
TERRY CHOPKO 14608 86 ST EDMONTON AB T5E 3C7	4,959
KIU CHING CHU 3351 SEXSMITH DRIVE RICHMOND BC V6X 2H6	5,250
DAVID C M CHUNG 9312 177 AVE EDMONTON AB T6E 3K5	2,950
RICHARD CHUNG 10180 101 ST #3200 EDMONTON AB T5J 3W8	11,000
MICHAEL CHUPKA 932 110A ST EDMONTON AB T6J 6N1	2,410
JENNIFER CLEALL 66 GREENFIELD AVE OTTAWA ON K1S 0X7	1,500
BRENDA CLELAND 6720 187 ST EDMONTON AB T5T 2N2	1,250
MAUREEN COLBAN 31 LONGVIEW PLACE SPRUCE GROVE AB T7X 3Y6	2,432
FRED COMIN 236 FIR ST SHERWOOD PARK AB T8A 2A8	4,750
WILLIAM COMRIE PO BOX 1594 EDMONTON AB T5J 2N9	241,500
WILLIAM COOKE & RONDA COOKE JTWROS BOX 42 MARWAYNE AB T0B 2X0	5,252

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
PAT CORNETT 14 WELLINGTON COVE STRATHMORE AB T1P 1M3	5,250
DAVID COSCO 52210 RANGE RD 232 #85 SHERWOOD PARK AB T8A 1B9	9,036
JOHN EUGENE COSCO 2200 GORDON DR - STE 84 KELOWNA BC V1Y 8T7	6,024
SHEILA COSCO 417 DAVENPORT PLACE SHERWOOD PARK AB T8H 1R9	3,614
GLORIFIE COUILLARD BOX 119 GIROUXVILLE AB T0H 1S0	5,610
ROGER COUILLARD & LOUISE COUILLARD JTWROS BOX 425 FALHER AB T0H 1M0	19,230
CRYSTAL SSK ENTERPRISES INC 311 BUCHANAN WAY EDMONTON AB T6R 2B4	3,500
RAYMOND DALLAIRE & GISELLE DALLAIRE JTWROS BOX 55 GIROUXVILLE AB T0H 1S0	968
DONALD DAVIES 10 GROAT CRES SPRUCE GROVE AB T7X 1Z7	4,750
GLEN DEERING 12 FIELDSTONE DR SPRUCE GROVE AB T7X 2Z3	37,000
TED DEGNER 9929 STRATHEARN DR EDMONTON AB T6C 4E1	6,928
BILL DEKKER 10639 82 AVE EDMONTON AB T6E 1Z2	7,250
JOHN DEMOISSAC RR 2 BOX 21 SITE9 LEDUC AB T6E 2X2	3,012
JIM DENHOLM 17929 80TH AVE EDMONTON AB T5T 0S7	214

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
JIM DER	10,320
ANDRE B DEVERDENNE 3619 - 109B ST EDMONTON AB T6J 1C9	2,950
JERRY DLUGOSZ & GAYLE DLUGOSZ JTWROS BOX 18 HIGH PRAIRIE AB T0G 1E0	3,700
CAROL DOBSON 1344 POTTER GREENS DR EDMONTON AB T5T 6A3	1,750
GLENN DOBSON 14620 64 AVE EDMONTON AB T6H 1T8	1,000
LEANNE DOBSON 1344 POTTER GREENS DR EDMONTON AB T5T 6A3	1,000
COLIN DONNELLY 64 RIDGEMONT CRESCENT SHERWOOD PARK AB T8A 5N3	3,450
DANIEL DOUCETTE	5,638
NORMAND A DOUCETTE BOX 73 GIROUXVILLE AB T0H 1S0	2,374
RICHARD A DOUCETTE 10123 - 99 ST SUITE 1200 EDMONTON AB T5J 3H1	9,500
SYVIANNE DOUCETTE BOX 73 GIROUXVILLE AB T0H 1S0	2,376
MAT DOULL 34462 YORK AVE ABBOTSFORD BC V2S 5A1	6,563
DR W SCOTT LEBUKE INC BOX 2879 111 2ND ST WEST REVELSTOKE BC V0E 2S0	2,409
DUNDEE SECURITIES CORPORATION I/T/F RANDY RIEDLINGER *& MARGARET RIEDLINGER JTWROS A/C #GA8757S 20 QUEEN ST W - 4THFLR TORONTO ON M5H 3R3	1,750

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
ESONE EBENYE 11615 73 AVE EDMONTON AB T6G 0E3	1,900
EICHER CORPORATION 9915 56 AVE EDMONTON AB T6E 5L7	1,446
BRUCE ELLIOTT 1203 GROVER AVE COQUITLAM BC V3J 3E9	2,250
CHAD S ENDERS 5413 49 ST STONY PLAIN AB T7Z 1B5	188
KRIS D ENDERS 5413 49 ST STONY PLAIN AB T7Z 1B5	188
GORD ENGELHARDT & BETTY LOU ENGELHARDT JTWROS #2 THE FALLS 5202 FARRELL AVE RED DEER AB T4N 7B5	50,000
NATHAN J ENGLEHARDT 32 THE FALLS 5202 FARRELL AVE RED DEER AB T4N 7B5	2,415
MATTHEW ENGLEHARDT & JENNIFER ENGLEHART JTWROS 2011 UNIVERSITY DR WNW - STE 307 CALGARY AB T2N 4T4	2,415
DENNA ERICKSON 15 CARMEL CLOSE SHERWOOD PARK AB T8A 5B7	4,765
GWEN ERICKSON 15 CARMEL CLOSE SHERWOOD PARK AB T8A 5B7	42,225
JAYNE ERICKSON 15 CARMEL CLOSE SHERWOOD PARK AB T8A 5B7	4,765
STEVEN ERICKSON 39 CHANCERY WAY SHERWOOD PARK AB T8H 1Y3	5,342
KARIN ERICSON 1185-13 ST WEST VANCOUVER BC V7T 2P6	10,750

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
WARREN ERMANTROUT 25519 TOWNSHIP RD 512A #4 SPRUCE GROVE AB T7Y 1A8	1,610
ADAM ESKOW	723
DANIELA ESKOW 680 ALDER AVE SHERWOOD PARK AB T8A 1T5	1,204
TODD ESKOW 51369 RANGE RD 225 #445 SHERWOOD PARK AB T8C 1H3	2,410
GERALD ESKOW & DEBORAH ESKOW JTWROS	2,410
JASON ESPETVEIDT 3376 K SPRUCE DRIVE SW CALGARY AB T3C 3A2	6,824
DOREEN ESPETVEIDT & KEITH ESPETVEIDT JTWROS 15 LONGVIEW PLACE SPRUCE GROVE AB T7X 3Y5	6,824
DARRELL EWANISHAN & DIANE EWANISHAN JTWROS 783 WHEELER RD EDMONTON AB T6M 2E5	21,500
ALBERT EWANIUK 34 HARWOOD DRIVE ST ALBERT AB T8N 5P8	1,750
BEVERLEY EWASHKO PO BOX 5306 FT MCMURRAY AB T9H 3G4	80,500
BEVERLY EWASHKO POBOX 5306 FT MCMURRAY AB T9H 3G4	37,500
CRAIG EWASHKO C/O NORTHLANDS FOREST PRODUCTS LTD BOX 5306 FORT MCMURRAY AB T9H 3G4	60,243
HOWARD EWASHKO C/O NORTHLANDS FOREST PRODUCTS LTD BOX 5306 FORT MCMURRAY AB T9H 3G4	60,243
BILL FELDMAN 2901 STURGEON RD SHERWOOD PARK AB T8A 4T6	3,134

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
DANA FERGUSON 20 QUESNELL RD EDMONTON AB T5R 5N2	5,533
JANICE FERGUSON 165 NORWICH CRES SHERWOOD PARK AB T8A 5S1	9,500
ROD FERGUSON 3405 16 A AVE EDMONTON AB T6L 2N3	1,750
PETER FLUDER	8,433
BEULAH FOLLET 203 LINDSAY CRESCENT EDMONTON AB T6R 2T1	2,150
DONALD FORREST	1,661
JOHN FORREST 31 DUFFERIN ST GUELPH ON N1H 4A2	6,030
TIMOTHY FORREST	998
RICHARD FOURNIER & JOANNE FOURNIER JTWROS BOX 168 HIGH PRAIRIE AB T0G 1E0	3,700
SHERRIE L FRANKLIN BOX 192 MARWAYNE AB T0B 2X0	2,100
HUGH B FRASER & LORNA A FRASER JTWROS 1121 BAPTIST DR WEST BAPTIST AB T9S 1R8	8,050
COLIN FRIESS 1012 POTTER GREENS EDMONTON AB T5T 6A4	16,350
KENDELL FRIESS 1012 POTTER GREENS EDMONTON AB T5T 6A4	16,450
ROBERT R FRIZZELL 11515 - 35A AVE NW EDMONTON AB T6J 0A9	1,750
DALE KEVIN FULKERTH 2730 58TH AVE LLOYDMINSTER AB T9V 2R8	3,407

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
JIM FUNK & SHIRLEY FUNK JTWROS 372 LESSARD DR EDMONTON AB T6M 1A5	86,294
KATHLEEN GARDINER 4344 8TH AVE EDSON AB T7E 1B4	300
CHARLIE GARVEY BOX 1068 NISKU AB T9E 8A8	32,250
JOHN GATTEY BOX 430 CONSORT AB T0C 1B0	8,050
RICHARD GEE 6707 183 ST EDMONTON AB T5T 2H7	538
WALTER GEHRING 23 LAKESIDE PL SPRUCE GROVE AB T7K 3C5	1,750
BARRY A GEORGE & FAY GEORGE JTWROS PO BOX 482 MARWAYNE AB T0B 2X0	7,166
ARNOLD GIESE 425 WOLF WILLOW MANOR 6703 172 ST EDMONTON AB T5T 6H9	92,146
CLIFFORD D GIESE 49 KIRKLEES RD SHERWOOD PARK AB T6A 5H8	1,571,171
JUDY GIESE 493 RONNING ST EDMONTON AB T6R 1B6	283,626
KEVIN A GIESE 493 RONNING ST EDMONTON AB T6R 1B6	946,583
LARRY GIESE 52228 RR 280 STONY PLAIN AB T7Z 1Z2	9,650
ROBIN GIESE 49 KIRKLEES RD SHERWOOD PARK AB T8A 5H8	657,126

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
RYAN GIESE 76 REGAL COURT SHERWOOD PARK AB T8A 5X8	202,013
WALTER GIESE #101 GROVE DR SPRUCE GROVE AB T7X 3H7	1,000
ALICE MARIE GLASSFORD 733 RIDDELL ST EDMONTON AB T6R 1A9	10,463
IAN ALEXANDER GLASSFORD 7612 153 ST NW EDMONTON AB T5R 1N4	2,920
MONIKA GLASSFORD 14843 B RIVERBEND RD EDMONTON AB T6H 5A9	2,582
ROBERT BRUCE GLASSFORD 733 RIDDELL STREET EDMONTON AB T6R 1A9	973
STUART PAUL GLASSFORD 733 RIDDELL ST NW EDMONTON AB T6R 1A9	5,307
DEBORAH GOERTZ BOX 2793 STONY PLAIN AB T7Z 1Y3	1,750
ELGIN GOMME 7323 118A ST EDMONTON AB T6G 1V3	3,614
ZENON GORCHYNSKI 20-5650 HAMPTON PL VANCOUVER BC V6T 2G5	3,012
EILEEN GOSSET 1020 LANFRANCO RD #13 KELOWNA BC V1W 3W6	1,106
WILLIAM GOSSET 1708 DOLPHIN AVE #304 KELOWNA BC V1Y 9S4	1,000
DIETER GRACHER & JUDY GRACHER JTWROS 80 SILVER RIDGE COURT NW CALGARY AB T3B 4V5	88,407
ROBERT GRAESSER 95 VALLEYVIEW CRESCENT NW EDMONTON AB T5R 5T2	14,250

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
STACEY LEE GRANTHAM 168 SPRING CRES S W CALGARY AB T3H 2Z1	475
HANS GREBENSTEIN 7555 152C AVE EDMONTON AB T5C 3L4	11,750
KRISTIN GREBENSTEIN 13353 154A AVE EDMONTON AB T6V 1G4	6,024
MICHELLE GREBENSTEIN 7555 152C AVE EDMONTON AB T5C 3L4	3,005
JASON GUENTER 49 FREDSON DR SE CALGARY AB T2H 1C9	3,615
MARVIN GUENTER 14411 PARKSIDE DR SE CALGARY AB T2J 4P2	29,032
GUNDYCO A/C #760-06822-28 885 WEST GEORGIA ST #2100 VANCOUVER BC V6C 3E8	27,950
GUNDYCO A/C #760-10558-12 885 WEST GEORGIA ST #2100 VANCOUVER BC V6C 3E8	9,500
GUNDYCO I/T/F #750-03358-28	2,150
GUNDYCO I/T/F DUNCAN MCLEOD BCE PLACE 161 BAY ST - 10TH FLOOR TORONTO ON M5J 2S8	10,750
GUNDYCO. BCE PLACE PO BOX 500 TORONTO ON M5J 2S8	5,800
GUNDYCO. C/O CIBC WORLD MARKETS INC 161 BAY ST 10TH FLR TORONTO ON M5J 2S8	11,600
WALLIS DOLORES HAAG RR3 SITE 27 COMP 20 NELSON BC V1L 5P6	2,432

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
DEBBIE HALL 9232 - 87 ST FT SASKATCHEWAN AB T8L 2R2	7,250
ROBERT HAMBLIN 4320 70ST EDMONTON AB T6K 0V1	8,434
JUDY A HANSMA 9 PALLADIUM POINT ST ALBERT AB T8N 6A2	2,240
JUDY A HANSMA I/T/F KATHLEEN HANSMA 9 PALLADIUM POINT ' ST ALBERT AB T8N 6A2	1,124
RONALD S HANSMA 9 PALLADIUM POINT ST ALBERT AB T8N 6A2	2,240
JUDY A HANSMA TTEE FOR KATHLEEN HANSMA 9 PALLADIUM POINT ST ALBERT AB T8N 6A2	736
ROBERT HANSUK 104 REGAL COURT SHERWOOD PARK AB T8A 5X8	3,394
IRENE HARDING 51573 RANGE RD SHERWOOD PK AB T8C 1H4	430
CRAIG HARLE	1,832
RON HARRIS 20 RIDGEVIEW COURT SHERWOOD PARK AB T8A 6A1	2,101
PETER HIEBERT 26 51330 RR 271 SPRUCE GROVE AB T7Y 1H1	2,433
HILLCREST RANCH LTD PO BOX 36 MARWAYNE AB T0B 2X0	26,833
DOROTHY M HOLLANDS 15211 RAMSAY CRES EDMONTON AB T6H 5R1	60,000
KAREN HULIT GENERAL DELIVERY COUTTS AB T0K 0N0	1,250

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
JILL HURLEY 133 ROCK ST SMITHVILLE ON L0R 2A0	1,000
DONALD HUSEREAU 955 GREEN VALLEY CRES SUITE 110 OTTAWA ON K1H 1A1	475
INVESTOR CO I/T/F ANDY SCHINKE	14,876
INVESTOR CO I/T/F RICK MAGEE	7,600
JOHN F JACKSON 248 PENDRAGON PLACE KELOWNA BC V1V 1N2	1,000
STUART JANSEN	8,750
RICHARD JARVIS 14116 95 AVE EDMONTON AB T5N 0A2	1,013
JERICO MANAGMENT AND CONSULTANTS LTD 5111-126 ST EDMONTON AB T6H 3W1	27,500
JERRY WILLES REAL ESTATE LTD 6030 88 ST EDMONTON AB T6E 6G4	9,246
HANS JESCHE 67 LILAC CRES SHERWOOD PARK AB T8H 1V5	1,207
LEE JOHNSON 9410 WEDGEWOOD DR S GRAND PRAIRIE AB T8W 2G6	4,425
MARILYN JOHNSON 4511 COLUMBIA VIEW BOX 52 FAIRMONT HOT SPRINGS BC V0B 1L0	2,376
NEIL JOHNSON BOX 501 MARWAYNE AB T0B 2X0	3,644
ROBERT JOHNSON BOX 472 MARWAYNE AB T0B 2X0	8,050
TERRY JOHNSON BOX 315 MARIWAYNE AB T0B 2N0	9,500

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
GARRY JOHNSON & GAYLE JOHNSON JTWROS BOX 472 MARWAYNE AB T0B 2X0	4,201
MARVIN JOHNSON & ANNE JOHNSON JTWROS BOX 94 MARWAYNE AB T0B 2X0	2,101
FRANK JOHNSTON & YVONNE JOHNSTON JTWROS 5271 DIXON PL DELTA BC V4K 1Z5	1,058
BROOKE KARACH 153 REGAL CLOSE SHERWOOD PARK AB T8A 5X9	4,750
OREST KARBONIK 11219 58 AVE EDMONTON AB T6H 1C3	2,890
LESLEY KARLSEN 9 WYNYARD BAY WINNIPEG MB R2G 2X6	1,333
KEG PARTY INVESTMENTS LTD 527 HEGLER CRES EDMONTON AB T6R 1T4	21,500
SCOTT KEIVER 4320 70ST EDMONTON AB T6K 0V1	8,434
DIANE KELLER 9760 174 STREET - 105 EDMONTON AB T5T 6J4	1,075
BRIAN M KELLY 8731 - 117 ST EDMONTON AB T6G 1R6	4,750
KERRY E KELLY 527 HEGLER CRES EDMONTON AB T6R 1T4	1,300
PATRICK WILLIAM KELLY 527 HEGLER CRES EDMONTON AB T6R 1T4	50,000
PATRICK W KELLY AS TRUSTEE FOR CONOR KELLY 527 HEGLER CRES EDMONTON AB T6R 1T4	5,000

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
PATRICK W KELLY AS TRUSTEE FOR SEAN KELLY 527 HEGLER CRES EDMONTON AB T6R 1T4	5,000
BILL KENNEDY 11757 KATY FREEWAY STE 1300 HOUSTON TX 77079 USA	15,030
MICHAEL P KENNEDY 5808 INDIAN RIVER DR N VANCOUVER BC V7G 1L3	50,000
WILLIAM F KENNEDY 11757 KATY FREEWAY STE 1300 HOUSTON TX 77079 USA	2,625
KENNETH JOHN BRAITHWAITE PROFESSIONAL CORPORATION 11816 124 ST EDMONTON AB T5L 0M3	19,300
CORRIE KING 54 REGAL WAY SHERWOOD PARK AB T8A 5B4	39,126
LAWRENCE KING 66 GRANVILLE CRES SHERWOOD PARK AB T8A 3B8	1,750
VALERIE KNETEMAN 492 RONNING ST EDMONTON AB T6R 1B7	1,750
RUDY H KNOP 10704 46 AVE EDMONTON AB T6A 1Y8	1,296
ALLAN KOESTER 1626 14TH AVE SW - STE 302 CALGARY AB T3C 0W5	3,614
GERALD S KOMARNICKY 700 W GEORGIA ST - STE 1440 VANCOUVER BC V7Y 1C6	13,126
ZAN KORBA 5040 B 12A ST SE CALGARY AB T2G 5K9	77,041
ROD KORNBERGER 15319-82 AVE EDMONTON AB T5R 3S2	40,800

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
DAVID KOSOWAN 748 WANYANDI RD EDMONTON AB T5T 4K8	21,500
RUSSEL KOSSOWAN C/O FLINT ENERGY SERVICES 550 11 AVE SW - STE 1100 CALGARY AB T2R 1M8	9,650
DOROTHY A KREVESKY 248 PENDRAGON PLACE KELOWNA BC V1V 1N2	1,220
MICHAEL KREVESKY 248 PENDRAGON PLACE KELOWNA BC V1V 1N2	8,000
GORDON ROSS KRUSHNISKY 1070 EDEN CRES DELTA BC V4L 1W7	2,467
CHRIS KUCHAR 9545 58 AVE EDMONTON AB T6E 0B8	24,096
WALLY KUCHAR 9545-58 AVE EDMONTON AB T6E 0B8	50,000
GORDON ROSS KURSHNISKY 1070 EDEN CRESCENT DELTA BC V4L 1W7	630
MATT KUZMICH 11615 73RD AVE EDMONTON AB T6G 0E3	975
MARY KYLE 10428 33 AVE NW EDMONTON AB T6J 3J9	2,143
ROGER LABBE & LINDA LABBE JTWROS 10222 82ND ST PEACE RIVER AB T8S 1M9	1,000
PAUL LAMOUREUX	12,600
KENT LANGSTAFF 1403 SUMMIT STREET SW CALGARY AB T3C 2L8	9,500
RAY LANGSTAFF #3 BURLINGTON PL SPRUCE GROVE AB T7X 1E1	1,750

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
TAMARA LANGSTAFF 242 PENDRAGON PLACE KELOWNA BC V1V 1N2	2,000
ROBERT LAPP 714 - 4TH STREET NEW WESTMINSTER BC V3L 2W3	21,500
BILL LEPATSKI	3,297
SEAN LIDSTONE 9112 66 AVE EDMONTON AB T6E 0L5	630
CHRISTOPH LUDLAGE & JACKIE LUDLAGE JTWROS PO BOX 370 ELK POINT AB T0A 1A0	2,000
THEODORE LUDLAGE & DORIS LUDLAGE JTWROS PO BOX 370 ELK POINT AB T0A 1A0	5,167
• ANDRE LUSSIER & RAYMOND LUSSIER JTWROS BOX 183 HIGH PRAIRIE AB T0G 1E0	950
BRIAN LYSAK C/O 74 HIGHCLIFF RD SHERWOOD PARK AB T8A 5L6	1,074
MAC & CO BOX 3196 PITTSBURGH PA 15230-3196 USA	1,000
ROBERT H MACDONALD 11 MOUNT PLEASANT ROAD SPARTA NJ 07871 USA	37,000
GREGG MACKENZIE C/O 74 HIGHCLIFF RD SHERWOOD PARK AB T8A 5L6	4,300
ALAN MADDOX 9732 206 ST LANGLEY BC V1M 2K9	2,150
RICK MAGEE 739 BURLEY DRIVE EDMONTON AB T6R 1W8	1,900
ROBERT MAH 10420-178 A AVE EDMONTON AB T5X 5Y5	1,750

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
KEN MAHONEY 2590 JASON COURT OCEANSIDE CA 92056 USA	14,100
RITA E MALARZ 2 ISABELLA ST ST JACOBS ON N0B 2B0	1,000
MARIAH VENTURES LTD 232 CALIBURN COURT KELOWNA BC V1V 1N2	5,263
BRENDAN MARSHALL 74 REGAL COURT SHERWOOD PARK AB T8A 5X8	9,500
BRAEDEN P MAYER 5413 49 ST STONY PLAIN AB T7Z 1B5	188
CARSON B MAYER 5413 49 ST STONY PLAIN AB T7Z 1B5	188
I SCOTT MAYER BOX 531 PROVOST AB T0B 3S0	538
INA MAYER 5413 - 49 ST STONY PLAIN AB T7Z 1B5	7,250
IRENE MAYER 3157 CASORSO RD #105A KELOWNA BC V1W 3J4	910
JESSICA L MAYER 5413 49 ST STONY PLAIN AB T7Z 1B5	188
LAYTON A MAYER 5413 49 ST STONY PLAIN AB T7Z 1B5	188
NICOLAS J MAYER 5413 49 ST STONY PLAIN AB T7Z 1B5	188
SCOTT MAYER 4428 56TH AVE PROVOST AB T0B 3S0	2,412

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
TAYLOR N MAYER 5413 49 ST STONY PLAIN AB T7Z 1B5	188
TERRY LYNN MAYER 22 52112 RANGE RD SPRUCE GROVE AB T7X 3V2	7,250
VIRGINIA SHIRLEY MAYER RR 3 SITE 301 BOX 27 ONOWAY AB T0E 1V0	1,750
DAVID MCCALLA 18 VALLEYVIEW CRES EDMONTON AB T5R 5S4	7,125
KERRY MCCARTNEY-KELLY 527 HEGLER CRES EDMONTON AB T6R 1T4	5,000
JON MCCOURT 103 WOLF WILLOW CRES EDMONTON AB T5T 1T1	1,750
DENVER D MCGINN 9317 169 ST EDMONTON AB T5R 2X4	7,250
DOROTHY MCGINN 48 MARLBOROUGH DR SPRUCE GROVE AB T7X 2L4	9,500
MARK MCKENNA 60 PINNICALE RIDGE DR CALGARY AB T3Z 3N7	1,264
APRIL MCLACHLAN 1507 4TH ST NISKU AB T9E 7N9	110
DARREN MCLACHLAN 1507 4TH ST NISKU AB T9E 7N9	110
JEFF D MCLAUGHLIN	3,614
ROBERT J MCLAUGHLIN	23,074
STEVEN J MCLAUGHLIN	3,614
DUNCAN MCLEOD 34 STONESHIRE MANOR SPRUCE GROVE AB T7X 3E3	59,000

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
MORGAN MCLEOD BOX 4104 SPRUCE GROVE AB T7X 3B2	37,000
ALLAN MCMARTIN 10 WREN CRESCENT SHERWOOD PARK AB T8A 0G5	2,000
TRAVIS MCMARTIN 610 SIGNAL RD APT 201 FORT MCMURRAY AB T9H 4W5	534
TROY MCMARTIN 11610 122 ST EDMONTON AB T5M 0C2	1,069
E STAN MCNEIL 1100 MOYER DR SHERWOOD PARK AB T8A 1E6	1,875
E STAN MCNEIL & MARILYN E MCNEIL JTWROS 1100 MOYER DR SHERWOOD PK AB T8A 1E6	4,025
DALE F MELVIN BOX 37 3525 MILL ST ARMSTRONG BC V0E 1V0	21,500
MERRILL LYNCH CANADA INC I/T/F BELLA BLACK 22 FRONT ST WEST TORONTO ON M5J 2W5	6,024
MERRILL LYNCH CANADA INC I/T/F BRUCE MACKENZIE & NIKKI *MACKENZIE 22 FRONT ST WEST TORONTO ON M5J 2W5	3,614
MERRILL LYNCH CANADA INC I/T/F DAVE MCAMMOND & JAN MCAMMOND 22 FRONT ST WEST TORONTO ON M5J 2W5	3,614
MERRILL LYNCH CANADA INC I/T/F JACQUELINE WEDMAN 22 FRONT ST WEST TORONTO ON M5J 2W5	1,044
MERRILL LYNCH CANADA INC I/T/F JIM LEBUKE 22 FRONT ST WEST TORONTO ON M5J 2W5	2,410
MERRILL LYNCH CANADA INC I/T/F JOHN D COSCO A/C #6AANV1E 22 FRONT ST WEST TORONTO ON M5J 2W5	18,072

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
MERRILL LYNCH CANADA INC I/T/F LARRY RICE A/C #757618L 22 FRONT ST WEST TORONTO ON M5J 2W5	6,024
MERRILL LYNCH CANADA INC I/T/F MIKE KUSTRA 22 FRONT ST WEST TORONTO ON M5J 2W5	1,205
MERRILL LYNCH CANADA INC I/T/F ROBERT BENNETT	4,750
ALEX MICHAUD 10542 152 ST EDMONTON AB T5P 1Y8	2,410
BARRY W MILLER 309 WEAVER POINT EDMONTON AB T6M 2J4	21,500
DENISE MILLER 4320 70 ST EDMONTON AB T6K 0V1	1,203
LAWRENCE MILLER	10,542
BARRY W MILLER & CHRISTINE M MILLER JTWROS 10405 178 ST NW SUITE 101 EDMONTON AB T5S 1R5	2,000
DALE MILNE & MICHELLE MILNE JTWROS 5607 26 ST LLOYDMINSTER AB T9V 2C5	1,051
ROBERT MILNE & SYLVIA MILNE JTWROS BOX 207 MARWAYNE AB T0B 2X0	2,101
WAYNE MITCHELL 2251 BURNHAMTHORPE W APT 18 MISSISSAUGA ON L5L 3M4	4,819
CRAIG MOHR 242 PENDRAGON PLACE KELOWNA BC V1V 1N2	3,000
DAVID MOHR BOX 19 SITE 1 RR4 STONY PLAIN AB T7Z 1X4	8,550
HENRY MOHR 22 PENDRAGON PLACE KELOWNA BC V1V 1N2	4,250
JUDIE MOHR 242 PENDRAGON PLACE KELOWNA BC V1V 1N2	25,000

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
MIRANDA MOHR 252 PENDRAGON PLACE KELOWNA BC V1V 1N2	2,000
RICHARD MOHR 242 PENDRAGON PLACE KELOWNA BC V1V 1N2	25,000
BILL MOREAU	542
ROB MORIN & SHERRY MORIN JTWROS 4916 187 STRRET EDMONTON AB T6M 2R7	2,500
DOUG MORRICE & HELEN MORRICE JTWROS 14824 45 AVE SUITE 8 EDMONTON AB T6H 5M5	80,500
MR LUBE CANADA INC 86 NORTH BEND ST SUITE 101 COQUITLAM BC V3K 6H1	828,972
TERRY MUELLER 672 ENGLISH BLUFF RD DELTA BC V4M 2N4	443
JOHN MULLEN 498 RONNING ST EDMONTON AB T6R 1B7	4,750
DENNIS MUNCHINSKY 2404 83 ST EDMONTON AB T6K 3G8	22,570
HAROLD R MYERS 16207 78 AVE EDMONTON AB T5R 3E5	2,425
TERRY R MYERS GENERAL DELIVERY WESTEROSE AB T0C 2V0	2,850
NATIONAL BANK FINANCIAL CORP I/T/F DAVID TODERIAN 130 KING ST WEST SUITE 3200 TORONTO ON M5X 1J9	21,500
NATIONAL BANK FINANCIAL CORP I/T/F TODD NICHOLSON 130 KING ST WEST SUITE 3200 TORONTO ON M5X 1J9	11,687
PHILLIP NAY 47 DAVY CRESCENT SHERWOOD PARK AB T8H 1P3	452

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
NBC CLEARING SERVICES I/T/F E MIRTH PROFESSIONAL CORP 121 KING ST W STE 600 TORONTO ON M5H 3T9	1,426
NBC CLEARING SERVICES I/T/F LAWRENCE SALAMANDICK 121 KING ST - STE 600 TORONTO ON M5H 3T9	1,750
NBC CLEARING SERVICES I/T/F MICHAEL SALAMANDICK & MICHELE *SALAMANDICK JTWROS 121 KING ST W STE 600 TORONTO ON M5H 3T9	4,389
NBC CLEARING SERVICES I/T/F R ALLAN FARMER PROFESSIONAL *CORPORATION 121 KING STREET W STE 600 TORONTO ON M5H 3T9	1,424
NBC CLEARING SERVICES INC I/T/F BILL TICKNOR TTEE FOR THE *WILLIAM TICKNOR FAM TR NO 1 121 KING ST W - STE 600 TORONTO ON M5H 3T9	69,000
NBC CLEARING SERVICES INC I/T/F DAN ALLEN A/C 11C6ARA 1010 RUE DE LA GAUCHETIERE O STE 1810 MONTREAL QC H3B 5J2	5,374
NBC CLEARING SERVICES INC I/T/F DARCY DEPOE 121 KING ST W - STE 600 TORONTO ON M5H 3T9	21,500
NBC CLEARING SERVICES INC I/T/F DEBRA JUNE SIEBEN #110CZ6A 1010 DE LA GAUCHETIERE WEST MONTREAL QC H3B 5J2	1,750
NBC CLEARING SERVICES INC I/T/F GREIG JOHNSON 1010 DE LA GAUCHETIERE WEST MONTREAL QC H3B 5J2	1,750
NBC CLEARING SERVICES INC I/T/F HAROLD A TIEMSTRA 121 KING ST W - STE 600 TORONTO ON M5H 3T9	9,500
NBC CLEARING SERVICES INC I/T/F JANET TICKNOR 1010 DE LA GAUCHETIERE WEST MONTREAL QC H3B 5J2	48,990
NBC CLEARING SERVICES INC I/T/F JOHN DOUGLAS GLASSFORD 121 KING ST - STE 600 TORONTO ON M5H 3T9	1,557

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
NBC CLEARING SERVICES INC I/T/F KIRK C CHAMBERS *PROFESSIONAL CORPORATION 121 KING ST W - STE 600 TORONTO ON M5H 3T9	4,750
NBC CLEARING SERVICES INC I/T/F MARGARET L MRAZEK *A/C 11CVV2A 1010 RUE DE LA GAUCHETIERE O - STE 1810 MONTREAL QC H3B 5J2	2,850
NBC CLEARING SERVICES INC I/T/F RANDY SIEBEN & DEBRA *SIEBEN #110CZ6A 1010 DE LA GAUCHETIERE WEST MONTREAL QC H3B 5J2	1,750
NBC CLEARING SERVICES INC I/T/F RONALD E TICKNOR 1010 DE LA GAUCHETIERE WEST MONTREAL QC H3B 5J2	122,510
NBCN CLEARING INC I/T/F JASON TETZLAFF 1010 RUE DE LA GAUCHETIERE O SUITE 1700 MONTREAL QC H3B 2N2	4,300
NBCN CLEARING INC I/T/F JIM PRICE 1010 RUE DE LA GAUCHETIERE O MONTREAL QC H3B 2N2	4,750
NBCN CLEARING INC I/T/F M PAT MCNAMARA 1010 RUE DE LA GAUCHETIERE O - STE 1700 MONTREAL QC H3B 2N2	1,750
NBCN CLEARING SERVICES I/T/F DAVID HEEMERYCK 1010 RUE DE LA GAUCHETIERE O - STE 1700 MONTREAL QC H3B 2N2	5,376
NBCN CLEARING SERVICES I/T/F SHANNON HEEMERYCK 1010 RUE DE LA GAUCHETIERE O - STE 1700 MONTREAL QC H3B 2N2	5,374
NBCN CLEARING SERVICES I/T/F TERESA HEEMERYCK 1010 RUE DE LA GAUCHETIERE O - STE 1700 MONTREAL QC H3B 2N2	21,500
NBCN CLEARING SERVICES INC I/T/F LARRY DOBSON 1010 RUE DE LA GAUCHETIERE O - STE 1700 MONTREAL QC H3B 2N2	1,750
REUBIN NEHRING 444 TWIN BROOKS CRES EDMONTON AB T6J 6W7	1,446
NESBITT BURNS PO BOX 150 1 FIRST CANADIAN PLACE TORONTO ON M5X 1H3	1,200

HOLDER NAME AND ADDRESS	HOLDINGS
NESBITT BURNS I/T/F BRIAN BARBOUR A/C 710-16507-16 13TH FLOOR - PO BOX 150 1 FIRST CANADIAN PLACE TORONTO ON M5X 1H3	550
NESBITT BURNS I/T/F BRIAN BARBOUR A/C 711-09989-16 13TH FLOOR - PO BOX 150 1 FIRST CANADIAN PLACE TORONTO ON M5X 1H3	1,825
BARRY NESTRANSKY 51 CHARLTON POINT SHERWOOD PARK AB T8H 2C7	362
NICHOLSON CHEVROLET 1977 LTD 7215 ARGYLL RD EDMONTON AB	50,000
JAMES R NICKERSON	4,217
NORTH AMERICAN TRUCK GROUP INC 6908 104 ST EDMONTON AB T6H 2L7	12,500
NORMA NORTHRUP 22560 WYE RD #73 SHERWOOD PARK AB T8A 4T6	1,204
JEFF NYGAARD 25519 TOWNSHIP RD 512A #4 SPRUCE GROVE AB T7Y 1A8	430
SHELLEY NYGAARD 25519 TOWNSHIP RD 512A #4 SPRUCE GROVE AB T7Y 1A8	430
MICHAEL O'CONNOR	542
ROBERT K O'TOOLE 28 UPPER CANADA DR SUITE 204 TORONTO ON M2P 1R9	12,500
GORD OSBORNE 9740 206 ST LANGLEY BC V1M 2K9	1,074
BELINDA PANGANIBAN	8,400
YVONNE PARADIS BOX 568 FALHER AB T0G 1E0	3,700

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
EDGAR L PARK 11717 96 AVE #19 EDMONTON AB T6J 7B7	12,332
SCOTT PARKER 806 9028 JASPER AVE EDMONTON AB T5H 3Y6	1,750
WAYNE PARSER 4833 CANYON RIDGE CRES KELOWNA BC V1W 4A1	7,250
PAT PARSONS 11007 - 125 ST EDMONTON AB T5M 0M2	2,625
JUDITH PATTERSON 2018 HEMLOCK LAKES KINGWOOD TX 77345 USA	66,000
CRAIG PERRY & BRENDA PERRY JTWROS BOX 1153 HIGH PRAIRIE AB T0G 1E0	950
KEN PLUMB 18312 99A AVE EDMONTON AB T5T 3R3	5,765
LOUISE POLAK 389 MEADOWVIEW TERR SHERWOOD PARK AB T8H 1X7	8,575
DOUGLAS JAMES POLAND 5921 BAHIA WAY NORTH ST PETE BEACH FL 33706 USA	118,000
BRETT POMROY #1134 5004 - 98 AVE EDMONTON AB T6A 0A1	4,750
WILLIAM L PORTEOUS & FAY J PORTEOUS JTWROS 182 DOWLER ST EDMONTON AB T4R 2J5	9,650
RICK PORTER BOX 1 IRVINE AB T0J 1V0	2,150
GERALD PORTER & SANDRA PORTER JTWROS	25,301
SANDY PORTER & KEITH PORTER JTWROS	9,036

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
CRAIG POSNIKOFF 771 VINEDALE NORTH VANCOUVER BC V7K 1A1	1,076
DENIS POSNIKOFF 771 VINEDALE NORTH VANCOUVER BC V7K 1A1	860
KATHLEEN POSNIKOFF 771 VINEDALE NORTH VANCOUVER BC V7K 1A1	860
LAWRENCE H PRIESTNALL 23 THE SUMMIT 1130 FALCONER RD EDMONTON AB T6R 2J6	36,175
MICHAEL PRIESTNALL 187 DARLINGTON PLACE COUTTS AB T0K 0N0	1,250
RICK PROCTOR 9130 77 AVE EDMONTON AB T6C 0M2	600
Q GROUP FINANCIAL INC 116 LAKE PLACID GREEN SE CALGARY AB T2J 5V8	9,500
R ALLAN FARMER PROFESSIONAL CORPORATION 10180 101 ST SUITE 3200 EDMONTON AB T5J 3W8	9,500
PRAKASH RAMNARINE 2 EPPING COURT MARKHAM ON L3R 3H1	2,250
RANDY STROUD CONSULTING (AB) INC 6030 - 88 ST EDMONTON AB T6E 6G4	25,000
RAYMOND JAMES LTD 601 WEST HASTINGS ST SUITE 1000 VANCOUVER BC V6B 5E2	302,715
RAYMOND JAMES LTD I/T/F JASON TETZLAFF 601 WEST HASTINGS ST STE 1000 VANCOUVER BC V6B 5E2	7,526
RAYMOND JAMES LTD I/T/F TONY HESBY 601 WEST HASTINGS ST SUITE 1000 VANCOUVER BC V6B 5E2	20,703

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
RBC DOMINION SECURITIES INC I/T/F KEITH REYNOLDS 200 BAY ST - ROYAL BANK PLAZA 6TH FLOOR - NORTH TOWER TORONTO ON M5J 2W7	3,750
TAMI REICH 9054 51AVE NW SUITE 200 EDMONTON AB T6E 5X4	14,150
REXCO 609 GRANVILLE ST - STE 900 PO BOX 10341 - PACIFIC CENTRE VANCOUVER BC V7Y 1H4	4,613
PAUL RICHARDS RR1 NEW SAREPTA AB T0B 3M0	51,750
WILLIAM N RICHARDS PO BOX 872 960E COLUMBIA AVE TELLURIDE CO 81435 USA	21,500
CHARLOTTE ROBB 206 RONNING CLOSE EDMONTON AB T6R 1Z4	1,264
ROGER J ROBERGE 3302 64 AVE LLOYDMINSTER AB T9V 2V8	55,000
KEITH ROBSON 4960 13 ST SE CALGARY AB T2G 5M9	11,066
MICHAEL ROTHWELL 31 HAROLD STREET HAMILTON ON L8S 2R7	2,625
MARCEL ROY & SANDRA ROY JTWROS BOX 832 FALHER AB T0H 1MO	1,948
AURELL ROYER	543
DWAINE RUF 90 GROVELAND RD SHERWOOD PARK AB T8A 3G6	1,475
RYCOR HOLDINGS LTD 6030-88 ST EDMONTON AB T6E 6G4	80,500
JERRY SAIK C/O 74 HIGHCLIFF RD SHERWOOD PARK AB T8A 5L6	5,376

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
MARK SALAMANDICK 6111 149 AVE EDMONTON AB T5A 1V7	5,841
HELEN SALLABERRY 44 DALTON WAY SHERWOOD PARK AB T8H 1T5	9,500
ARTHUR SAM 4032 109 ST EDMONTON AB T6J 1C6	632
DOUGLAS SAM 1824 104 A ST EDMONTON AB T6J 5C1	632
MANI SANKAR 863 STROUDS LANE PICKERING ON L1V 7G1	1,312
CHANDRASEGRAN SARAN 11075 163A ST SURREY BC V4N 4Z7	7,875
ALLAN SAWIN 6820 - 103 ST EDMONTON AB T6H 2J2	80,500
PAT SCHAFFER 5811-98 ST EDMONTON AB T6E 3L4	21,500
OTTO SCHMAHL 38670 NASTURTIUM WAY PALM DESERT CA 92211 USA	65,000
ROBERT SCHMIDT 5111 - 143 ST EDMONTON AB T6H 4E1	5,500
BOUWINA SCHOLLMEYER 3009 105A ST EDMONTON AB T6J 3A3	2,409
JOHN SCHOLLMEYER 3009 105 A ST EDMONTON AB T6J 3A3	4,820
DONALD SCHULTZ 15 GREYSTONE PLACE ST ALBERT AB T8N 0Z7	1,264

HOLDER NAME AND ADDRESS	HOLDINGS
JACQUELINE SCHUMM & J HOWARD SCHUMM JTWROS BOX 3024 SPRUCE GROVE AB T7X 3A4	14,500
JOHAN SCHUTZ BRIEBERG 19 93191 RETTENBACH GERMANY GERMANY	60,125
LYNNE SCRIMA 11915 106 AVE SUITE 219 EDMONTON AB T5H 0S2	1,750
SHAL HOLDINGS LTD 8132 188 ST EDMONTON AB T5T 5A5	18,000
DAVID F SHANDRO 4 WOODLANDS CLOSE ST ALBERT AB T8N 4J1	4,750
MARK SHAWERA 599 B YONGE ST #161 TORONTO ON M4Y 1Z4	2,207
MARVIN SIEFERT	216
ARLA SINCLAIR 4022 HOPESMORE DRIVE VICTORIA BC V8N 5S9	1,610
HELEN SLECZKA BOX 21 BUSBY AB T0G 0H0	300
STAN SLECZKA BOX 21 BUSBY AB T0G 0H0	1,205
DOROTHY SMITH 9111 142 ST EDMONTON AB T5R 0M8	1,750
DOROTHY JEAN SMITH 9111 142 ST EDMONTON AB T5R 0M8	3,750
KELLY R SMITH 12524 28A AVE EDMONTON AB T6J 4C9	9,500

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
RON SMITH 5191 RIVERSIDE DRIVE BOX 191 FAIRMONT HOT SPRINGS BC V0B 1L0	2,374
JACK SOLOWONIUK 5040B-12A ST SE CALGARY AB T2G 5K9	2,014
PEGGY SOLOWONIUK 5040B 12A STREET SE CALGARY AB T2G 5K9	2,518
GILBERT RYAN SONNENBERG BOX 472 SEXSMITH AB T0H 3C0	1,750
WILLIAM S SOWA 2900 MANULIFE PLACE EDMONTON AB T5J 3V5	5,000
LORRAINE ST ANDRE 23 LINKSIDE PLACE SPRUCE GROVE AB T7X 3C5	1,750
RENE ST ANDRE & CAROL ST ANDRE JTWROS BOX 264 GIROUXVILLE AB T0H 1S0	4,750
TERRY ST LAURENT 8004 163 ST EDMONTON AB T5R 2N3	3,220
MARIAN STELMASCHUK 154 WEAVER DR NW EDMONTON AB T6M 2K3	500
PATRICIA STEPHEN #5 64 BLACKBURN DRIVE W EDMONTON AB T6W 1C1	1,750
CHARLOTT STIEBEN 258 CAMELOT COURT KELOWNA BC V1V 1N2	2,140
STOCK MARKET STRATEGIES LTD 527 HEGLER CRES NW EDMONTON AB T6R 1T4	2,500
WAYNE STRACHAN 160 CARRIER DRIVE ETOBICOKE ON M9W 5R1	34,500
MARLENE STRYNADKA 2904 SOUTH SHERIDAN WAY - STE 203 OAKVILLE ON L6J 7L7	10,500

HOLDER NAME AND ADDRESS	HOLDINGS
CRAIG STYLES 9112 139 ST EDMONTON AB T5R 0H2	5,610
DEBORAH STYLES 9112 139 ST EDMONTON AB T5R 0H2	11,940
MIKE SUDERMAN	452
SUNSET OVERSEAS INC HENSVILLE BLDG PRINCE CHARLES ST CHARLESTON NEVIS VIRGIN ISLANDS (BRITISH)	3,097
DONNY SUPERSTEIN 75 PRINCETON CRES ST ALBERT AB T8N 4T4	238
AL SWYRIPA	10,350
ANGIE SWYRIPA 10652 ROWLAND RD EDMONTON AB T6A 3V8	7,200
GREG TAMBLYN	4,375
KAREN R TEMPLE #217 22450 TWP RD 514 SHERWOOD PARK AB T8C 1H5	4,395
GREG TENNANT	3,750
JASON TETZLAFF 6030 88 ST SUITE 201 EDMONTON AB T6E 6G4	21,199
GAIL TEUFELD 52579 RR 221 ARDROSSAN AB T8E 2C5	4,425
THE GOVERNORS OF THE UNIVERSITY OF ALBERTA 222 8625 112 ST EDMONTON AB T6G 2E1	18,123,225
CRAIG WILLIAM THOMPSON 81 LAMBERT CR ST ALBERT AB T8N 1M3	5,000
JOHN TICKNOR 102 86 NORTH BEND ST COQUITLAM BC V3K 6H1	7,875

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
RONALD E TICKNOR 4425 - 64TH ST DELTA BC V4K 3M2	55,000
GREGORY TIDBALL	2,580
JEFFREY TIDBALL	2,796
RON TIDBALL 3812 YALE ST BURNABY BC V5C 1P6	2,625
BRIAN R TORRENS 4019 36A AVE EDMONTON AB T6L 7B1	1,583
SANDRA TOUROND 4931 MOUNTAINVIEW DRIVE BOX 1 FAIRMONT HOT SPRINGS BC V0B 1L0	2,376
TIM TOUROND 4931 MOUNTAINVIEW DRIVE BOX 1 FAIRMONT HOTSPRINGS BC V0B 1L0	2,374
TRADING RANGE INVESTMENTS LTD 527 HEGLER CRES EDMONTON AB T6R 1T4	5,437
TRI SYSTEMS CORP #5 BOULDER BLVD STONY PLAIN AB T7Z 1B6	4,750
FRANCOIS TRUDEL 1982 BOAKE ST ORLEANS ON K4A 3K1	2,625
GORDON URSEL BOX 2691 STONY PLAIN AB T7Z 1Y2	4,750
BRIAN R VANE 119 GLENCO BLVD SHERWOOD PARK AB T8A 5J5	4,750
MURRAY VANY 126 INVERNESS PARK SE CALGARY AB T2Z 3E2	1,069
MURRAY VARTY 13012 65 AVE EDMONTON AB T6H 1W8	11,566

HOLDER NAME AND ADDRESS	HOLDINGS
DARYL VINET PO BOX 1049 VEGREVILLE AB T9C 1S1	2,410
RICHARD WALISSER & NICOLE WALISSER JTWROS 8218 102 AVE PEACE RIVER AB T8S 1N1	1,000
WALLY KUCHAR INVESTMENTS INC 9548 58 AVE EDMONTON AB T6E 0B8	50,000
BETTY WARMAN 18917 92 AVE SURREY BC V4N 3Z7	1,910
REED WARMAN BOX 401 150 MILE HOUSE BC V0K 2G0	1,910
DALE WATSON & ANNE WATSON JTWROS 3205 44A AVE RED DEER AB T4N 3J6	2,425
KURT WEBER 52246 RANGE RD 232 #362 SHERWOOD PARK AB T8B 1C1	181
MARVIN J WEILER 40 AUSTIN CRES ST ALBERT AB T8N 3K5	1,075
SUSAN WELIN & GARNET WELIN JTWROS	8,050
JOHN WETHERELL 2529 PASATIEMPO GLEN ESCONDIDO CA 92025 USA	55,000
JOHN WETHERELL 4350 LA JOLLA VILLAGE DR - STE 500 SAN DIEGO CA 92122 USA	10,000
PAUL WETMORE 3171 SEMLIN DR RICHMOND BC V7C 5V5	2,000
TROY WHITE 92 CARLETON PL BRAMPTON ON L6T 3Z4	1,312
WALLACE WHITFORD	1,808

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
JASON WILLES 5114 126 ST EDMONTON AB T5H 3W1	1,335
JERRY WILLES 5111 126 ST EDMONTON AB T5H 3W1	4,792
SHARON WILLES 5112 126 ST EDMONTON AB T5H 3W1	4,792
KEN WILLIAMS 1030 W GEORGIA ST #1700 VANCOUVER BC V6E 2Y3	5,374
FERN WILLIS 5924 PATRICIA DR EDMONTON AB T5R 5N4	2,000
WILLOW WEST HOLDINGS LTD 242 PENDRAGON PLACE KELOWNA BC V1V 1N2	18,168
CALVIN WINTERHALT BOX 277 CHAUVIN AB T0B 0V0	15,060
JOYCE WOLSKI 15044 130 ST EDMONTON AB T6V 1H2	6,250
MIKE WOLSKI 77 DELAGE CRES ST ALBERT AB T8N 6J6	12,331
ROSE WOLSKI 27 DARLINGTON BAY SHERWOOD PARK AB T8H 1P4	43,750
JOEL WOLSKI & ROSE WOLSKI JTWROS 27 DARLINGTON BAY SHERWOOD PARK AB T8H 1P4	2,000
WOLVERTON SECURITIES LTD I/T/F SILVIO RESTA *A/C #438-0018-7 777 DUNSMUIR ST PO BOX 10115 PACIFIC CENTRE VANCOUVER BC V7Y 1J5	21,500
GARY WOODROW 926 WALLBRIDGE PLACE EDMONTON AB T6M 2L8	904

HOLDER NAME AND ADDRESS	HOLDINGS
GEOFF WOOLLEY 3304 LONEFEATHER CRES MISSISSAUGA ON L4Y 3G5	7,500
JACK WROTNIUK 18911 81A AVE EDMONTON AB T5T 5B9	2,818
DAVID WU 433 RONNING ST EDMONTON AB T6R 1Z2	4,750
CARRIE ANN YEZ 5113 126 ST EDMONTON AB T5H 3W1	1,335
JANE YI 9112 66 AVE EDMONTON AB T6E 0L5	630
YORKTON SECURITIES INC 440 2ND AVE SW SUITE 2200 CALGARY AB T2P 5E9	33,750
YORKTON SECURITIES INC I/T/F 816363 ALBERTA LTD BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	112,438
YORKTON SECURITIES INC I/T/F BILL DOWBIGGIN BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	21,500
YORKTON SECURITIES INC I/T/F C H FRASER MARKETING LTD BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	15,576
YORKTON SECURITIES INC I/T/F CALVIN HUGH FRASER BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,750
YORKTON SECURITIES INC I/T/F CAROL DELVEAUX BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	1,750
YORKTON SECURITIES INC I/T/F COLIN FRIESS BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	5,150

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
YORKTON SECURITIES INC I/T/F DAVID M CASTELL BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,162
YORKTON SECURITIES INC I/T/F DON KIMAK 440 2ND AVE SW - STE 2200 CALGARY AB T2P 5E9	76,678
YORKTON SECURITIES INC I/T/F DOUG ENDRES BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	181,713
YORKTON SECURITIES INC I/T/F DOUGLAS D HOLLANDS BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	5,000
YORKTON SECURITIES INC I/T/F EDWARDS OIL COMPANY INC BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	108,000
YORKTON SECURITIES INC I/T/F GARY DUFF BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	1,750
YORKTON SECURITIES INC I/T/F GARY NOVOSEL BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	9,500
YORKTON SECURITIES INC I/T/F GEORGE LOVE BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	21,500
YORKTON SECURITIES INC I/T/F GERALD A MCGINN BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	10,750
YORKTON SECURITIES INC I/T/F GORDON BERTIE BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	21,500
YORKTON SECURITIES INC I/T/F JANET KACHMAN BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	89,967

HOLDER NAME AND ADDRESS	HOLDINGS
YORKTON SECURITIES INC I/T/F JIM DER BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	11,180
YORKTON SECURITIES INC I/T/F JIM GUENTER BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	21,500
YORKTON SECURITIES INC I/T/F JOE DANIEL BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	9,500
YORKTON SECURITIES INC I/T/F JOE J DANYLUK BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,750
YORKTON SECURITIES INC I/T/F JOHN BARRY BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	80,790
YORKTON SECURITIES INC I/T/F JOHN M ALSTON BCE PLACE 181 BAY ST SUITE 3100 PO BOX 830 TORONTO ON M5J 2T3	9,500
YORKTON SECURITIES INC I/T/F JULIE HORNIG 181 BAY ST SUITE 3100 PO BOX 830 TORONTO ON M5J 2T3	1,750
YORKTON SECURITIES INC I/T/F KAMO ENERGY & RESOURCES 2200 440 2ND AVE SW CALGARY AB T2P 5E9	32,250
YORKTON SECURITIES INC I/T/F KEN SAWKA BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,750
YORKTON SECURITIES INC I/T/F KENDELL FRIESS BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	9,350
YORKTON SECURITIES INC I/T/F KENNETH J MACDONALD 2200 440 2ND AVE SW CALGARY AB T2P 5E9	14,250

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
YORKTON SECURITIES INC I/T/F KERRY E KELLY BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,750
YORKTON SECURITIES INC I/T/F MARILYN H CRICHTON BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,750
YORKTON SECURITIES INC I/T/F MARJORIE MCGINN BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	10,750
YORKTON SECURITIES INC I/T/F MARK GABRIEL BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	21,500
YORKTON SECURITIES INC I/T/F MARVIN GUENTER BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	25,000
YORKTON SECURITIES INC I/T/F MIKE HUTCHINS A/C #7AE162E 2200 440 2ND AVE SW CALGARY AB T2P 5E9	7,125
YORKTON SECURITIES INC I/T/F PATRICK W KELLY BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	14,674
YORKTON SECURITIES INC I/T/F RICHARD GREABEIEL 181 BAY ST SUITE 3100 PO BOX 830 TORONTO ON M5J 2T3	15,500
YORKTON SECURITIES INC I/T/F ROBERT SMITH BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,750
YORKTON SECURITIES INC I/T/F ROBERT W SHEWCHUK 2200 440 2ND AVE SW CALGARY AB T2P 5E9	14,250
YORKTON SECURITIES INC I/T/F RON HAUSER BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	50,000

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS	HOLDINGS
YORKTON SECURITIES INC I/T/F ROSALEE V CASTELL BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	1,750
YORKTON SECURITIES INC I/T/F SFD CAPITAL A/C #7BE151L 2200 440 2ND AVE SW CALGARY AB T2P 5E9	9,500
YORKTON SECURITIES INC I/T/F TED SCHOEPP BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,238
YORKTON SECURITIES INC I/T/F TERRY MYERS BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	2,850
YORKTON SECURITIES INC I/T/F TIM MARTENS BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	4,750
YORKTON SECURITIES INC I/T/F TTC INVESTMENTS A/C #7BE181E 2200 440 2ND AVE SW CALGARY AB T2P 5E9	32,250
YORKTON SECURITIES INC I/T/F WAYNE KAUTZ BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	21,500
YORKTON SECURITIES INC I/T/F WILFRED MCGINN BCE PLACE 181 BAY ST SUITE 3100 TORONTO ON M5J 2T3	21,500
HARRY YURICK 10825 70 AVE - #307 EDMONTON AB T6H 4Y5	3,600
STEWART D ZUTZ 4514 44 AVE STONY PLAIN AB T7Z 1H9	9,716
DENNIS ZUTZ & ELAINE ZUTZ JTWROS 4514 4 AVE STONY PLAINE AB T7Z 1H9	8,050

** BREAK TOTAL HOLDER TOTALS 574 47,397,919

AS OF : 2002/05/23 BIOMS MEDICAL CORP - COMMON SHARES

HOLDER NAME AND ADDRESS			HOLDINGS
*** GRAND TOTAL	HOLDER TOTALS	574	47,897,919
OUT OF	HOLDER TOTALS	574	47,897,919
	CANADIAN	560	47,426,624
	U.S.	12	408,073
	FOREIGN	2	63,222

CERTIFIED CORRECT

Per: ______________________
Authorized Officer
PACIFIC CORPORATE TRUST COMPANY

EPS CAPITAL CORP.
6030 - 88 Street
Edmonton, AB
T6E 6G4
Tel. No. (780) 448 7230
Fax No. (780) 466 6791

PRESS RELEASE

April 12, 2001

Trading Symbol: ECC

EPS Capital Corp. (the "Company") is issuing this Press Release in response to the trading halt imposed by the Canadian Venture Exchange on April 12, 2001. The Company announces that there are no material changes which would explain the recent volatility in its share price.

ON BEHALF OF THE BOARD OF
EPS CAPITAL CORP.

"Kevin Giese"

Per: ______________________________
KEVIN GIESE
President, C.E.O. and Director

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

EPS CAPITAL CORP.
6030 - 88 Street
Edmonton, AB
T6E 6G4
Tel. No. (780) 448 7230
Fax No. (780) 466 6791

PRESS RELEASE

Trading Symbol: ECC

April 27, 2001- EPS Capital Corp. signs acquisition agreement with Rycor Technology Investments Corp.
EPS Capital Corp. (the "Company") announces that it has now entered into a formal acquisition agreement with Rycor Technology Investments Corp. ("Rycor"). The acquisition agreement contemplates that the Company will make an offer for all of the issued and outstanding securities of Rycor on the basis announced in the Company's press release dated March 20, 2001. The offer will be conditional on not less than 66 2/3% of the common shares of Rycor, on a fully diluted basis, being deposited under the bid. The acquisition of Rycor remains subject to approval of the shareholders of the Company and acceptance for filing by the Canadian Venture Exchange. The Company has scheduled an Extraordinary and Annual General Meeting of its shareholders for June 22, 2001 to seek approval for the acquisition.

Rycor is a private company which has licensed a synthetic peptide technology for the treatment of chronic progressive multiple sclerosis. The technology has recently completed Phase I human clinical trials and is in the process of completing its Phase II human clinical trial. Rycor recently raised over $19 million by way of private placement for the furtherance of its clinical trial program.

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD OF
EPS CAPITAL CORP.

"Kevin A. Giese"

Per: ______________________
KEVIN GIESE
President, C.E.O. and Director

BioMS Medical Corp.
(Formerly EPS Capital Corp.)

PRESS RELEASE

TRADING SYMBOL: MS

BioMS Medical completes acquisition of Rycor Technology Investments Corp.

BioMS Medical Corp. (formerly EPS Capital Corp.) is pleased to announce that it has completed its qualifying transaction with Rycor Technology Investments Corp. All of the terms and conditions contained in the Company's take-over bid for all of the issued and outstanding securities of Rycor Technology Investments Corp. have been complied with or waived. Of the issued Rycor common shares, 100% were tendered to the take-over bid, of the Rycor series A special warrants, 99% were tendered to the take-over bid, and of the Rycor series B special warrants, 99% were tendered to the take-over bid. The balance of the series A and series B special warrants of Rycor, not formally tendered to the take-over bid are subject to a lock-up agreement and accordingly, the Company will be taking up and paying for 100% of the issued and outstanding securities of Rycor by issuing 38,431,289 common shares and warrants to purchase 6,810,163 common shares. The warrants are exercisable at a price of $3.00 per share on or before December 31, 2001, and at a price of $4.00 per share on or before December 31, 2002.

NEW NAME CHANGE

The company is pleased to announce that effective at the opening of trading on Tuesday, July 31, 2001, EPS Capital Corp. is re-named BioMS Medical Corp. The new trading symbol is "MS".

ABOUT RYCOR TECHNOLOGY INVESTMENTS CORP.

Rycor has licensed a synthetic peptide technology for the treatment of chronic progressive multiple sclerosis on an exclusive worldwide basis. The technology has recently completed. Phase II human clinical trials and the company is awaiting final results.

The CDNX has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

For further information, please visit our new web site at: www.biomsmedical.com or contact:

Kevin Giese
6030-88 Street
Edmonton, Alberta
T6E 6G4
Phone: (780) 413-7152 - Fax: (780) 466-6791 - Toll-Free: 1-866-701-6033
or at info@biomsmedical.com

BIOMS MEDICAL CORP.
6030-88 Street Edmonton,
Alberta T6E 6G4

PRESS RELEASE

September 5, 2001 **Trading Symbol: MS**

BIOMS MEDICAL ANNOUNCES PHASE II CLINICAL TRIAL COMPLETION

EDMONTON - BioMS Medical Corp. is pleased to announce that the researchers at the University of Alberta have completed the 42-month Phase II human clinical trial involving the MBP8298 treatment for chronic progressive multiple sclerosis (MS).

"Successfully completing the Phase II clinical trial is a pivotal milestone and we look forward to the final results being tabulated and made available for announcement," said Kevin Giese, President of BioMS Medical.

"Our next phase of human clinical trials is targeted to commence in the first part of next year. We are very excited about this potential treatment for MS patients, as there is currently a tremendous need for additional treatments."

An earlier Phase I human clinical trial involving 41 chronic progressive MS patients demonstrated that 37% of patients (15 out of 41) illustrated prolonged anti-MBP suppression into the normal range and 24% of patients (10 out of 41) illustrated significant anti-MBP suppression into the normal range for shorter durations as measured by the antibody levels in the cerebrospinal fluid. In summary, 61% (25 out of 41) of patients illustrated anti-MBP suppression into the normal range. Further information on the clinical trials can be accessed through the company's web site at: www.biomsmedical.com.

About BioMS Medical Corp.

BioMS Medical has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. Its MBP8298 technology has undergone Phase I and II human clinical trials to date.

The CDNX has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

For further information, please visit our web site at: www.biomsmedical.com or contact:

Kevin Giese
6030-88 Street Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152; Fax: (780) 466-6791; Toll-Free: 1-866-701-6033

On behalf of the Board of
BioMS Medical Corp.

Per: *"Kevin A. Giese"*
Kevin A. Giese
President, CEO and Director

BIOMS MEDICAL CORP.
6030-88 Street Edmonton,
Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791
Toll-Free: 1-866-701-6033

PRESS RELEASE

September 25, 2001 **Trading Symbol: MS**

BioMS Medical Announces Patents in Major Markets

EDMONTON - BioMS Medical Corp. ("BioMS Medical") is pleased to announce that the University of Alberta has been granted two new patents in the United States, as well as its first patent in the European Union. BioMS Medical, through a subsidiary, licenses these patents on an exclusive worldwide basis from the University.

In total, 17 patents have been granted to the University in 13 countries worldwide: three patents issued in the United States; two patents in both New Zealand and the Russian Federation; and one patent in each of the United Kingdom, Australia, Belgium, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain, and Hungary. Additional patents are pending in another 18 countries worldwide. These patents cover the use of the company's MBP8298 synthetic peptide technology for the treatment of Multiple Sclerosis (MS), which has been used in Phase I and Phase II human clinical trials since 1992."We are extremely pleased with these developments," said Kevin Giese, President of BioMS Medical. "Patent protection is vitally important to ensuring the future commercial value for our MBP8298 technology. The granted patents give us protection over a comprehensive array of claims, and in numerous western and eastern Europe countries as well as the United States – countries which are expected to represent major markets for the company's technology."

Mr. Giese adds, "A number of the most recently granted patents do not expire for another 17 years, and this compares very favourably to other companies with products at a similar stage of clinical development. BioMS Medical is also in the position of being able to enjoy the greatest portion of the future potential income from its technology. By comparison, many small biotechnology companies have to give away significant portions of their future revenue streams in order to finance the development of their products."

About BioMS Medical Corp.

BioMS Medical has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. Its MBP8298 technology has undergone Phase I and II human clinical trials to date. The Canadian Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

For further information, please visit our web site at: www.biomsmedical.com or contact:
Kevin Giese – President
Email: kgiese@biomsmedical.com
OR
Ryan Giese - Investor Relations
Email: rgiese@biomsmedical.com

PRESS RELEASE
October 24, 2001

Trading Symbol: MS (CDNX)

BioMS Medical Completes $8,250,000 Public Offering

EDMONTON – BioMS Medical Corp. ("BioMS Medical") is pleased to announce that it has successfully completed a public offering (the "Offering") for goss proceeds of $8,250,000 through the issuance of 3,300,000 units ("Units"). Each Unit is comprised of one common share in the capital of BioMS Medical and one-half of one common share purchase warrant (the "Offering Warrants"). Each whole Offering Warrant entitles the holder to purchase one BioMS Medical share until October 22, 2003 at a price of $5.80 per share. The Offering was placed through Yorkton Securities Inc.

"The funds from this public offering will be used to continue the development of MBP8298 for the treatment of multiple sclerosis," said Kevin Giese, President of BioMS Medical. "This financing will assist us in carrying out our business plan for the future advanced staged human clinical trials for our technology."

About BioMS Medical Corp.

BioMS Medical has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. Its MBP8298 technology has undergone Phase I and Phase II human clinical trials to date.

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

For further information, please visit our web site at: www.biomsmedical.com or contact:

Kevin Giese – President
Email: kgiese@biomsmedical.com

OR

Ryan Giese – Investor Relations
Email: rgiese@biomsmedical.com

BioMS Medical Corp.
6030-88 Street
Edmonton, Alberta, Canada
T6E 6G4
Phone: (780) 413-7152; Fax: (780) 466-6791; Toll-Free: 1-866-701-6033

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, Alberta T6E 6G4

PRESS RELEASE

November 8, 2001

Trading Symbol: MS (CDNX)

BIOMS MEDICAL RETAINS INVESTOR RELATIONS FIRM

Edmonton – BioMS Medical Corp. (BioMS), which through an exclusive worldwide license is developing a therapy for the treatment of multiple sclerosis, today announced that it has retained The Equicom Group Inc. (Equicom) as its provider of investor relation's services.

From its head office in Toronto, Canada, Equicom provides financial communication services to Canadian companies and has proven expertise in the high-tech field. The principals of Equicom are Barry Hildred and Jason Hogan. Equicom's investor relations activities for BioMS includes investor communications and marketing materials; in addition, Equicom will offer its support and consulting services to the Company with respect to matters such as future financings, acquisitions, and exchange listings.

Equicom will be paid a monthly retainer of $8,000. BioMS will, subject to regulatory approval, grant to Equicom the option to purchase 30,000 common shares, vesting at 7,500 shares quarterly over a one-year period. Equicom does not have any interest, directly or indirectly, in BioMS or its securities, or any right or intent to acquire such an interest except with respect to the potential exercise of the option. The initial contract term is for 12 months.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MPB8298, has undergone Phase I and II human clinical trials. BioMS trades on the Canadian Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

THE CANADIAN VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS PRESS RELEASE.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: (780) 413-7152
Fax: (780) 466-6791
rgiese @biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
Phone: (416) 815-0700 ext. 225
Fax: (416) 815-0080
jhussey@equicomgroup.com

FOR IMMEDIATE RELEASE

Canadian Venture Exchange Symbol: MS

BioMS MEDICAL RECEIVES $9 MILLION FROM EXERCISE OF WARRANTS

Edmonton, Alberta, January 8, 2002 – BioMS Medical Corp. (CDNX: MS), a leading developer of treatment for multiple sclerosis, today announced it has received proceeds of $9,018,391 from the exercise of approximately 3.0 million share purchase warrants. Approximately 3.8 million warrants remain unexercised and are exercisable at $4.00 on or before December 31, 2002.

"The favourable response from our investors underscores their support for our growth strategy," said Kevin Giese, President of BioMS Medical. "These additional funds further strengthen our already strong cash position and will be used to fund the ongoing development and commercialization of our treatment for chronic progressive multiple sclerosis."

The warrants entitled the holders to acquire one common share at a price of $3.00 per share on or before December 31, 2001(extended to January 7, 2002) or at a price of $4.00 per share on or before December 31, 2002.

Including the proceeds from this recent warrant exercise, BioMS Medical currently has approximately $25.2 million in cash and short-term investments.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MPB8298, has undergone Phase I and II human clinical trials. BioMS trades on the Canadian Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

For further information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-466-6791 Fax
Email: rgiese@biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
416-815-0700 ext. 225
416-815-0080 Fax
Email: jhussey@equicomgroup.com

02 SEP 16 AM 9:56

BIOMS MEDICAL™

For Immediate Release **Canadian Venture Exchange Symbol: MS**

BioMS MEDICAL ANNOUNCES PRELIMINARY RESULTS FROM PHASE II TRIAL

Edmonton, Alberta, February 15, 2002 – BioMS Medical Corp. (CDNX: MS), a leading developer in the treatment of multiple sclerosis, is very pleased to announce that it has received preliminary results regarding the Phase II MBP8298 human clinical trial on chronic progressive multiple sclerosis patients.

The placebo-controlled double-blind human clinical trial was conducted over a 42-month period on 32 patients at the University of Alberta. The Phase II trial involved the intravenous injection of MBP8298, the proprietary peptide technology licensed to BioMS Medical from the University of Alberta. Patients had levels of their anti-Myelin Basic Protein ("anti-MBP") antibodies in the cerebrospinal fluid measured, and were assessed as to clinical progression (or "decline") by such standard measures as the Expanded Disability Status Score ("EDSS") and the 22 meter Timed Walk. The trial was designed to identify a group of MS patients who showed complete or partial suppression of anti-MBP antibodies following injections of MBP8298, and to determine if this was related with any clinical stabilization.

The preliminary results indicate:

- A high percentage of patients had complete or partial anti-MBP suppression after receiving intravenous injections of MBP8298, confirming the results of the Phase I study.
- Three times more patients who received MBP8298 and showed complete or partial anti-MBP suppression also showed some clinical stabilization as measured by the EDSS and the 22m Timed Walk, when compared to the placebo group.
- No clinically relevant peptide-related side effects were observed.

Mr. Kevin Giese, President of BioMS Medical, commented, "These positive preliminary results are supportive of our position that a group of patients may potentially benefit subsequent to intravenous injections of MBP8298. With these results, BioMS Medical is continuing to design its clinical plan for regulatory approval on an international basis. The company expects to announce details of its trial plans over the next several months."

Full details of the Phase II trial will be released to BioMS Medical in the future, and the company will publicly release those results in keeping with the terms of the original licensing agreement with the University of Alberta.

Further analysis from Kevin Giese regarding the Phase II preliminary results can be heard on an audio archive on the company's web site at www.biomsmedical.com.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-466-6791 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
416-815-0700 ext. 225
416-815-0080 Fax
E-mail: jhussey@equicomgroup.com
Internet: www.investorlook.com

02 SEP 16 AM 9:56

BioMS MEDICAL CORP.
6030 – 88th Street,
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

PRESS RELEASE

Canadian Venture Exchange Symbol: MS

BioMS MEDICAL ANNOUNCES NEW DIRECTOR

Edmonton, Alberta, March 14, 2002 – BioMS Medical Corp (CDNX: MS), a leading developer in the treatment of multiple sclerosis, is very pleased to announce the appointment of Dr. Kjell Stenberg, Ph.D. to the Board of Directors of BioMS Medical.

Dr. Stenberg holds a Ph.D. from the Karolinska Institute, Sweden and has published extensively in the field of oncology and cell toxicology. From 1975 to 2000, Dr. Stenberg held senior research and management positions at Astra and AstraZeneca (which as a merged entity is one of the largest pharmaceutical companies in the world), where his responsibilities included the directing of research in multiple sclerosis. Most recently, Dr. Stenberg was the director of external alliances for the development of products related to the Central Nervous System, with wide responsibilities for the identification, negotiation and management of in-licensing projects in that area (which included multiple sclerosis). Currently, Dr. Stenberg is the CEO of Combio A/S, a drug discovery company associated with Carlsberg Laboratories that is targeting the translating of genomic findings into novel drug candidates (including peptides), and is on the board of several scientific research and innovation organizations.

"We feel extremely fortunate to have Dr. Stenberg join our Board of Directors and look forward to benefiting from his extensive knowledge and experience," commented Clifford Giese, Chairman of BioMS Medical. "Dr. Stenberg brings a strong and unique combination of scientific understanding, big-pharmaceutical licensing and project management experience to the Board, particularly in the area of multiple sclerosis research that BioMS Medical is directly involved."

With the appointment of Dr. Stenberg, Michael Kennedy will leave the Board of Directors and take over the position of corporate secretary.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MPB8298, has undergone Phase I and II human clinical trials. BioMS trades on the Canadian Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: (780) 413-7152
Fax: (780) 466-6791
Email: rgiese@biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
Phone: (416) 815-0700 ext. 225
Fax: (416) 815-0080
Email: jhussey@equicomgroup.com

BioMS MEDICAL CORP.
6030 – 88th Street,
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

PRESS RELEASE

Canadian Venture Exchange Symbol: MS

BioMS MEDICAL CORPORATE UPDATE

Edmonton, Alberta, March 26, 2002 – **BioMS Medical Corp (CDNX: MS), a leading developer in the treatment of multiple sclerosis, reports that there are no material changes in the affairs of the Company to account for the recent price variations and is pleased to provide update information for BioMS investors.**

Recently reported material events include preliminary Phase II results (February 15, 2002) and the appointment of Dr. Kjell Stenberg to the Board of Directors (March 14, 2002).

BioMS Medical has met with regulatory consultants from Canada, the United Kingdom and the United States to discuss rules and regulations and continues to move forward in developing the international clinical trial plan.

About BioMS Medical Corp.
BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MPB8298, has undergone Phase I and II human clinical trials. BioMS trades on the Canadian Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
Email: rgiese@biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
Phone: 416-815-0700 ext. 225
Email: jhussey@equicomgroup.com

BioMS MEDICAL CORP.
6030 – 88th Street,
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

PRESS RELEASE

Canadian Venture Exchange Symbol: MS

BioMS Medical Receives Canadian Patent for MBP8298

Edmonton, Alberta, April 11, 2002 - BioMS Medical Corp (CDNX: MS), a leading developer in the treatment of multiple sclerosis, is pleased to announce the University of Alberta has received the Notice of Allowance from the Canadian Intellectual Property Office regarding the Company's synthetic peptide therapeutic, MBP8298, for the treatment of multiple sclerosis. BioMS Medical, through a subsidiary, licenses these patents on an exclusive worldwide basis from the University.

"Canada is estimated to have one of the highest incidences of multiple sclerosis in the world," commented Kevin Giese, President of BioMS Medical. "The issuance of this patent in our own country is extremely important to ensure the future commercial value of our technology."

In total, 18 patents have been granted to the University in 14 countries worldwide: three patents issued in the United States; two patents in both New Zealand and the Russian Federation; and one patent in each of the United Kingdom, Australia, Belgium, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain, Hungary and Canada. Additional patents are pending in another 17 countries worldwide. These patents cover the use of the Company's MBP8298 synthetic peptide technology for the treatment of multiple sclerosis, which has been used in Phase I and II human clin ical trials since 1992.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MBP8298, has undergone Phase I and II human clinical trials. BioMS Medical trades on the Canadian Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
Email: rgiese@biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
Phone: 416-815-0700 ext. 225
Email: jhussey@equicomgroup.com

02 SEP 16 AM 9:56

BioMS MEDICAL CORP.
6030 – 88th Street,
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

PRESS RELEASE

May 7, 2002

BioMS Medical Announces Addition of Dr. John Wetherell to Board of Directors

TSX Venture Exchange Symbol: MS

EDMONTON, May 7, 2002- BioMS Medical Corp (TSX Venture: MS), a leading developer in the treatment of multiple sclerosis, is pleased to announce the appointment of John Wetherell, B.S., Ph.D., J.D. to the Board of Directors of the Company's wholly-owned subsidiary, Rycor Technology Investments Corp. Dr. Wetherell has also agreed to stand for election as a director of BioMS Medical at the Company's next annual general meeting scheduled for June 19, 2002.

Dr. Wetherell is a partner in the prestigious law firm of Pillsbury Winthrop LLP, and for the past 17 years has specialized in the practice of intellectual property law with a focus on biotechnology, including molecular biology and immunology. Prior to practicing law, Dr. Wetherell received a Ph.D. degree in Microbiobgy/Immunology, conducted post-doctoral immunology research (in part through a National Institutes of Health post-doctoral fellowship), and spent a number of years as a research scientist and manager in the biotechnology industry. Dr. Wetherell is also an instructor at the University of California, San Diego, where he teaches biotechnology patent law, and has extensively written and otherwise lectured in the area.

"We are extremely pleased to have Dr. Wetherell join us," commented Mr. Clifford Giese, Chairman of BioMS Medical. "With his background in immunology and patent law, Dr. Wetherell has a very strong understanding of our technology and strategic position. We highly value his experience in the biotechnology industry in general, where his advice is much sought after in issues pertaining to patentability, licensing and strategic counselling. Dr. Wetherell will be a tremendous asset to our Corporate Governance as BioMS Medical continues to move forward in developing our international clinical trial plan."

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MPB8298, has undergone Phase I and II human clinical trials. BioMS trades on the TSX Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
Email: rgiese@biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
Phone: 416-815-0700 ext. 225
Email: jhussey@equicomgroup.com

BioMS MEDICAL CORP.
6030 – 88th Street,
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

PRESS RELEASE

May 28, 2002

BioMS Medical Announces Patents For MBP8298

TSX Venture Exchange Symbol: MS

Edmonton, Alberta, May 28, 2002 – BioMS Medical Corp (TSXV:MS), a leading developer in the treatment of multiple sclerosis, is pleased to announce the University of Alberta has received patents in Poland and Slovakia regarding the Company's synthetic peptide therapeutic, MBP8298, for the treatment of multiple sclerosis. BioMS Medical, through a subsidiary, licenses these patents on an exclusive worldwide basis from the University.

"Our patent protection around the world continues to gain strength," commented Kevin Giese, President of BioMS Medical. "To date, 20 patents have been granted in 16 countries worldwide."

In total, 20 patents have been granted to the University in 16 countries worldwide: three patents issued in the United States; two patents in both New Zealand and the Russian Federation; and one patent in each of the United Kingdom, Australia, Belgium, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain, Hungary, Poland, Slovakia and Canada. Additional patents are pending in another 15 countries worldwide. These patents cover the use of the company's MBP8298 synthetic peptide technology for the treatment of multiple sclerosis, which has been used in Phase I and II human clinical trials since 1992.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MPB8298, has undergone Phase I and II human clinical trials. BioMS trades on the TSX Venture Exchange under the symbol MS. For further information, please visit our web site at:_ www.biomsmedical.com.

For further information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
Email: rgiese@biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
Phone: 416-815-0700 ext. 225
Email: jhussey@equicomgroup.com

BioMS MEDICAL CORP.
6030 – 88th Street,
Edmonton, Alberta T6E 6G4
Phone: (780) 413-7152
Fax: (780) 466-6791

PRESS RELEASE

May 30, 2002

BioMS REPORTS FIRST QUARTER 2002 FINANCIAL RESULTS

TSX Venture Exchange Symbol: MS

Edmonton, Alberta, May 30, 2002 - BioMS Medical Corp (TSXV:MS), a leading developer in the treatment of multiple sclerosis, announced today its financial results for the first quarter ended March 31, 2002. Highlighting the quarter was the announcement of positive preliminary results from a human clinical trial of the Company's MS therapeutic MBP8298.

"We are strongly encouraged by these results and have accordingly taken the appropriate steps to move MBP8298 forward towards gaining international regulatory approval," said Mr. Clifford Giese, Chairman of BioMS Medical. "As part of this strategy we have been consulting with experienced clinical trial investigators to assist us in this crucial element of our corporate development."

The trial, conducted over a 42-month period on 32 patients at the University of Alberta, involved the intravenous injection of MBP8298, the proprietary peptide technology licensed to BioMS Medical from the University of Alberta. Preliminary results indicated that:

- A high percentage of patients had complete or partial long-term suppression of the antibodies that target myelin basic protein (anti-MBP), after receiving intravenous injections of MBP8298, confirming the results of a previous clinical study;
- Three times more patients who received MBP8298 and showed complete or partial anti-MBP suppression also showed some clinical stabilization as measured by the Expanded Disability Status Score (EDSS) and the 22-metre Timed Walk, when compared to the placebo group;
- No clinically relevant peptide-related side effects were observed.

Full details of the Phase II trial are expected to be released at the end of 2002, in keeping with the terms of the original licensing agreement with the University of Alberta. BioMS Medical is continuing to design its clinical plan for regulatory approval on an international basis. The company expects to announce details of its trial plans over the next several months. The Company is also completing toxicology studies and expects to commence patient enrolment for the next clinical trial in the first quarter of 2003.

An additional highlight for the quarter was the appointment of Dr. Kjell Stenberg to the Board of Directors of BioMS Medical. Dr. Stenberg has held senior research and management positions at Astra and AstraZeneca, where his responsibilities included directing research in multiple sclerosis. Most recently, Dr. Stenberg was the director of external alliances for the development of products related to the central nervous system, which included he identification, negotiation and management of in-licensing projects in the area of multiple sclerosis.

"We look forward to benefiting from the extensive knowledge and experience Dr. Stenberg brings to BioMS," added Mr. Giese.

Financial Highlights

For the first quarter ended March 31, 2002 BioMS posted a net loss of $1,914,271 or ($0.04) per share, compared to a net loss of $358,079 for the quarter ended March 31, 2001. The increased loss in 2002 arose primarily from increased investment in research and development related to MBP8298.

The Company reported interest revenue of $111,702 for the three-month period ended March 31, 2002, as compared to $123,798 in the three months ended March 31, 2001.

Total consolidated expenses for the three-months ended March 31, 2002 were $2,025,973 as compared to $481,877 in the three months ended March 31,2001. The largest contributor to the increase in expenses was planned expenditures relating to the continued development of MBP8298.

March 31, 2002, the Company remained well financed with working capital of $23,776,776.

Notice of AGM

BioMS will be holding its Annual General Meeting on June 19, 2002, 7:00PM at the Mayfield Inn & Suites, 16615 - 109 Avenue, Edmonton, Alberta.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MBP8298, has undergone Phase I and II human clinical trials. BioMS trades on the TSX Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

For further information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
Email: rgiese@biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
Phone: 416-815-0700 ext. 225
Email: jhussey@equicomgroup.com

Immediate Release
TSX Venture Exchange Symbol: MS

BioMS Medical Receives Conditional Toronto Stock Exchange Approval Listing

Edmonton, Alberta, August 21, 2002 – BioMS Medical Corp. (BioMS), a leading developer in the treatment of multiple sclerosis, announced that the Toronto Stock Exchange conditionally approved the listing of the Common Shares of BioMS. Listing of the Common Shares is subject to BioMS fulfilling all of the requirements of the Toronto Stock Exchange. BioMS will issue a further press release to advise when the Common Shares will commence trading. The Company's Shares will trade under the symbol MS.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MBP8298, has undergone Phase I and II human clinical trials. BioMS trades on the TSX Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
Phone: 780-413-7152
Email: rgiese@biomsmedical.com

James Smith
Investor Relations
The Equicom Group Inc.
Phone: 416-815-0700 ext. 229
Email: jsmith@equicomgroup.com

02 SEP 16 AM 9:56

BIOMS MEDICAL CORP.
6030 – 88th Street
Edmonton, Alberta T6E 6G4

NEWS RELEASE

FOR IMMEDIATE RELEASE TSX Venture Exchange Symbol: MS

BIOMS REPORTS SECOND QUARTER 2002 FINANCIAL RESULTS

Edmonton, Alberta, August 29, 2002 – BioMS Medical Corp (TSX-VEN: MS), a leading developer in the treatment of multiple sclerosis, announced today its financial and operational results for the second quarter ended June 30, 2002.

Operating highlights in the quarter included announcements that the University of Alberta had received patents in Canada, Poland and Slovakia regarding the Company's synthetic peptide therapeutic, MBP8298, for the treatment of multiple sclerosis. BioMS Medical, through a subsidiary, licenses these patents on an exclusive worldwide basis from the University. In total, 20 patents have been granted to the University in 16 countries worldwide, including the United States and United Kingdom.

"These patents cover the use of the Company's MBP8298 synthetic peptide technology for the treatment of multiple sclerosis, which has been used in Phase I and II human clinical trials since 1992," said Mr. Clifford Giese, Chairman of BioMS Medical. "As we continue to make progress moving MBP8298 towards gaining international regulatory approval, we are also committed to protecting the intellectual property surrounding this technology."

BioMS Medical is in the process of designing its clinical plan for regulatory approval on an international basis. The Company has been consulting with experienced clinical trial investigators, and expects to announce details of its trial plans over the next several months. The Company expects to commence patient enrolment for the next clinical trial in early 2003.

Financial Highlights

The consolidated net loss for the six months ended June 30, 2002 was $3.5 million or $0.074 per share. The loss for the three months ended June 30, 2002, was $1.6 million as compared to $1.9 million for the three months ended March 31, 2002. The loss in the three months ended June 30, 2002, arises primarily from investment in research and development related to MBP8298.

The Company reported interest revenue of $240,303 for the six-month period ended June 30, 2002.

Total consolidated expenses for the six months ended June 30, 2002 were $3,762,287. The largest expense was planned expenditure relating to the continued development of MBP8298.

As of June 30, 2002, the Company remained well financed with working capital of $22,537,038.

Subsequent to the end of the quarter, as at August 21, 2002, the common shares of the Company have been conditionally approved for listing on the Toronto Stock Exchange, subject to BioMS fulfilling all the requirements of the Toronto Stock Exchange.

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MBP8298, has undergone Phase I and II

human clinical trials. BioMS trades on the TSX Venture Exchange under the symbol MS. For further information, please visit our web site at: www.biomsmedical.com.

For further information, please contact:

Ryan Giese
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Equicom Group Inc.
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

FOR IMMEDIATE RELEASE

TSX Venture Exchange Symbol: MS

BIOMS TO COMMENCE TRADING ON TORONTO STOCK EXCHANGE ON WEDNESDAY, SEPTEMBER 4TH, 2002 UNDER SYMBOL "MS"

Edmonton, Alberta, September 3, 2002 – BioMS Medical Corp. (BioMS), a leading developer in the treatment of multiple sclerosis, today announced that its Common Shares will commence trading on the Toronto Stock Exchange (TSX) on September 4, 2002, under the symbol MS. BioMS is currently listed on the TSX Venture exchange.

"Moving to the Toronto Stock Exchange reflects that BioMS Medical is evolving into a world leader in the development of therapeutics for the treatment of multiple sclerosis," said Mr. Kevin Giese, President of BioMS. "The TSX listing meets a major corporate objective management set for this year and will help us to increase our profile as we work towards gaining regulatory approval for MBP8298, our lead product for the treatment of MS."

About BioMS Medical Corp.

BioMS Medical Corp. has licensed a synthetic peptide technology for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, the technology, MBP8298, has undergone Phase I and II human clinical trials. BioMS trades on the TSX Venture Exchange under the symbol MS. For further information, please visit: www.biomsmedical.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release.

For further information, please contact:

Ryan Giese
BioMS Medical Corp.
Phone: 780-413-7152
rgiese@biomsmedical.com

James Smith
Equicom Group Inc.
Phone: 416-815-0700 ext. 229
jsmith@equicomgroup.com

FORM 27

Securities Act (Alberta)

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report that is filed under section 118(1) of the Securities Act shall be sent to the Chief of Securities Administration in an envelope marked "Continuous Disclosure".

Where this report is filed on a confidential basis, write at the beginning of the report in block capitals "CONFIDENTIAL -SECTION 118".

ITEM 1 **Reporting Issuer:**

EPS Capital Corp. (the "Company")
6030 - 88 Street
Edmonton, AB T6E 6G4

ITEM 2 **Date of Material Change:**

March 16, 2001

ITEM 3 **Press Release:**

The Company will be issuing a press release under the date of March 20, 2001

ITEM 4 **SUMMARY OF MATERIAL CHANGE**

The Company announces that it has entered into a letter of intent dated February 16, 2001 with Rycor Technology Investments Corp. ("Rycor ") pursuant to which the Company will acquire all of the issued securities of Rycor (the "Acquisition"). The Acquisition will constitute the Company's Qualifying Transaction for purposes of Canadian Venture Exchange ("CDNX") Listings Policy 2.4, and is a related party transaction pursuant to CDNX Listings Policies.

ITEM 5 **FULL DESCRIPTION OF MATERIAL CHANGE:**

The Company announces that it has entered into a letter of intent dated February 16, 2001 with Rycor Technology Investments Corp. ("Rycor ") pursuant to which the Company will acquire all of the issued securities of Rycor (the "Acquisition"). The Acquisition will constitute the Company's Qualifying Transaction for purposes of Canadian Venture Exchange ("CDNX") Listings Policy 2.4, and is a related party transaction pursuant to CDNX Listings Policies.

Rycor is an Edmonton, Alberta based corporation which has obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta, for the treatment of chronic progressive multiple sclerosis. The technology involves the intravenous injection of a naturally occurring, synthetically manufactured, protein based peptide named "MBP8298", into chronic progressive multiple sclerosis patients.

Rycor has licensed the MBP8298 peptide technology on an exclusive worldwide basis from the University of Alberta under standard terms. Patent claims cover the use of peptides for the treatment of multiple sclerosis. Patents have been issued in the U.S. (1998), New Zealand (1997) and Russia (1999), with additional patent claims in 31 countries around the world. In addition, Rycor has secured an exclusive worldwide license from AutoImmune Inc. (a Delaware corporation) to certain issued patent claims related to the peptide technology.

Following the Acquisition the officers and board members of the Company will be: Clifford Giese, Chairman of both EPS and Rycor, founder of the Mr. Lube service centre

chain, and a past founding director of NQL Drilling Tools Inc. (a TSE company); Kevin Giese, B.A., LL.B., M.B.A., President and Director of both EPS and Rycor, experienced officer, director and advisor to numerous private and public companies; Laine Woollard, BSc. (Pharmacy), LL.B., Legal Counsel, Technology Commercialization at the University of Alberta, and experienced director and technology licensing manager to the pharmaceutical industry; and Michael Kennedy, LL.B., director of EPS, partner with the law firm of Anfield Sujir Kennedy & Durno practicing primarily in securities transactions, and experienced director with public companies.

Rycor has a current working capital position of approximately $12 million and no long term liabilities. At February 28, 2001, Rycor had deferred research and development costs of $526,491, licensing costs of $18,948,722, shareholders' equity (net of deficit) of $30,378,395 and total expenses of $38,480. All figures are unaudited.

Rycor has issued and committed to issue a total of 38,431,289 common shares. As part of the licensing of the technology, Rycor issued 18,123,275 Class "A" common shares and has committed to issue a further 2,876,775 Class "A" common shares. As part of its $19 million special warrant financing, Rycor issued 10,621,076 Series "A" special warrants at a price of $0.20 per Series "A" special warrant and 6,810,163 Series "B" special warrants at a price of $2.50 per Series "B" special warrant. Each Series "A" special warrant entitles the holder to acquire one Class "A" common share of Rycor. Each Series "B" special warrant entitles the holder to acquire one Class "A" common share of Rycor and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one Class "A" common share of Rycor at a price of $3.00 per share on or before December 31, 2001 and at a price of $4.00 per share on or before December 31, 2002.

As consideration for the Acquisition, the Company will issue 38,431,289 common shares at a deemed price of $0.72 per share, being one common share for each issued and outstanding Class "A" common share of Rycor and one common share for each issued and outstanding Rycor Series "A" special warrant and each issued and outstanding Rycor Series "B" special warrant. Additionally, the warrants issuable on exercise of the Rycor special warrants will be exchanged for warrants to purchase up to 6,810,163 common shares of the Company exercisable at a price of $3.00 per share on or before December 31, 2001 and at a price of $4.00 per share on or before December 31, 2002.

Related parties of the Company as a group, beneficially own or have the right to acquire 2,876,775 Class "A" Common Shares of Rycor, 1,581,020 Series "A" Special Warrants of Rycor and 648,630 Series "B" Special Warrants of Rycor. It is expected that following the Acquisition, the insiders of the Company (being those shareholders owning greater than 10% of the shares of the Company, or officers or directors) will be the University of Alberta, Clifford Giese, Kevin Giese, Michael Kennedy and Laine Woollard.

Mr. Clifford Giese, Kevin Giese, Ted Ticknor, certain of their associates and the University of Alberta have entered into a pooling agreement pursuant to which 21,000,000 common shares of the Company will be held in pool for a period of one year from the date the CDNX issues a Final Exchange Notice in respect of the Acquisition.

Yorkton Securities Inc. ("Yorkton") has agreed to act as sponsor in connection with the Acquisition, subject to completion of satisfactory due diligence. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion. Yorkton has also agreed to act as agent for a public offering of up to 3,300,000 units of the Company ("Units") at a price of $2.50 per Unit, each Unit consisting of one common share and one-half ($^1/_2$) of one warrant, each whole warrant entitling the holder to purchase a further common share for a period of 2 years from closing at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year. A portion of the offering may be sold as special warrants on a non-brokered private placement basis, in which case the size of the public offering will be reduced. Yorkton will be paid a commission of 8% of the gross proceeds of the

offering, and will receive warrants to purchase that number of Units as is equal to the 10% of the number of Units sold pursuant to the offering at a price of $2.50 per Unit for two years following the closing. It is expected that the public offering will close contemporaneously with the closing of the Acquisition.

EPS currently has 2,900,000 common shares issued and outstanding, and 3,320,000 common shares on a fully diluted basis. On closing of the Acquisition, the Company will be issuing options to purchase 900,000 common shares at a price of $2.50 per common share.

It is expected that upon closing of the Acquisition and public offering, the Company will have approximately 44,631,289 common shares issued and outstanding, and approximately 54,906,452 common shares on a fully diluted basis.

The Company is pleased to announce that concurrent with the completion of the Acquisition, the Company will be renamed "**BioMS Medical Corp**.".

Completion of the transaction is subject to a number of conditions, including but not limited to, CDNX acceptance and majority of the minority shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

ITEM 6 Reliance on Section 118(2) of the Securities Act:

This report is not being filed on a confidential basis.

ITEM 7 Omitted Information:

Not applicable.

ITEM 8 Senior Officers:

To obtain further information, contact For further information, contact Kevin Giese at (780) 413-7152.

ITEM 9 Statement of Senior Officers:

The foregoing accurately discloses the material changes referred to in this report.

Dated at Vancouver, British Columbia, this 16th of March, 2001.

"Michael P. Kennedy"

Michael Kennedy, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FORM 27

SECURITIES ACT (British Columbia)

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE ACT

ITEM 1 REPORTING ISSUER

EPS Capital Corp. (the "Company")
6030 - 88 Street
Edmonton, AB T6E 6G4

ITEM 2 DATE OF MATERIAL CHANGE

March 16, 2001

ITEM 3 PRESS RELEASE

The Company will be issuing a press release under the date of March 20, 2001

ITEM 4 SUMMARY OF MATERIAL CHANGE

The Company announces that it has entered into a letter of intent dated February 16, 2001 with Rycor Technology Investments Corp. ("Rycor ") pursuant to which the Company will acquire all of the issued securities of Rycor (the "Acquisition"). The Acquisition will constitute the Company's Qualifying Transaction for purposes of Canadian Venture Exchange ("CDNX") Listings Policy 2.4, and is a related party transaction pursuant to CDNX Listings Policies.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE:

The Company announces that it has entered into a letter of intent dated February 16, 2001 with Rycor Technology Investments Corp. ("Rycor ") pursuant to which the Company will acquire all of the issued securities of Rycor (the "Acquisition"). The Acquisition will constitute the Company's Qualifying Transaction for purposes of Canadian Venture Exchange ("CDNX") Listings Policy 2.4, and is a related party transaction pursuant to CDNX Listings Policies.

Rycor is an Edmonton, Alberta based corporation which has obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta, for the treatment of chronic progressive multiple sclerosis. The technology involves the intravenous injection of a naturally occurring, synthetically manufactured, protein based peptide named "MBP8298", into chronic progressive multiple sclerosis patients.

Rycor has licensed the MBP8298 peptide technology on an exclusive worldwide basis from the University of Alberta under standard terms. Patent claims cover the use of peptides for the treatment of multiple sclerosis. Patents have been issued in the U.S. (1998), New Zealand (1997) and Russia (1999), with additional patent claims in 31 countries around the world. In addition, Rycor has secured an exclusive worldwide license from AutoImmune Inc. (a Delaware corporation) to certain issued patent claims related to the peptide technology.

Following the Acquisition the officers and board members of the Company will be: Clifford Giese, Chairman of both EPS and Rycor, founder of the Mr. Lube service centre chain, and a past founding director of NQL Drilling Tools Inc. (a TSE company); Kevin Giese, B.A., LL.B., M.B.A., President and Director of both EPS and Rycor, experienced officer, director and advisor to numerous private and public companies; Laine Woollard, BSc. (Pharmacy), LL.B., Legal

Counsel, Technology Commercialization at the University of Alberta, and experienced director and technology licensing manager to the pharmaceutical industry; and Michael Kennedy, LL.B., director of EPS, partner with the law firm of Anfield Sujir Kennedy & Durno practicing primarily in securities transactions, and experienced director with public companies.

Rycor has a current working capital position of approximately $12 million and no long term liabilities. At February 28, 2001, Rycor had deferred research and development costs of $526,491, licensing costs of $18,948,722, shareholders' equity (net of deficit) of $30,378,395 and total expenses of $38,480. All figures are unaudited.

Rycor has issued and committed to issue a total of 38,431,289 common shares. As part of the licensing of the technology, Rycor issued 18,123,275 Class "A" common shares and has committed to issue a further 2,876,775 Class "A" common shares. As part of its $19 million special warrant financing, Rycor issued 10,621,076 Series "A" special warrants at a price of $0.20 per Series "A" special warrant and 6,810,163 Series "B" special warrants at a price of $2.50 per Series "B" special warrant. Each Series "A" special warrant entitles the holder to acquire one Class "A" common share of Rycor. Each Series "B" special warrant entitles the holder to acquire one Class "A" common share of Rycor and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder to purchase one Class "A" common share of Rycor at a price of $3.00 per share on or before December 31, 2001 and at a price of $4.00 per share on or before December 31, 2002.

As consideration for the Acquisition, the Company will issue 38,431,289 common shares at a deemed price of $0.72 per share, being one common share for each issued and outstanding Class "A" common share of Rycor and one common share for each issued and outstanding Rycor Series "A" special warrant and each issued and outstanding Rycor Series "B" special warrant. Additionally, the warrants issuable on exercise of the Rycor special warrants will be exchanged for warrants to purchase up to 6,810,163 common shares of the Company exercisable at a price of $3.00 per share on or before December 31, 2001 and at a price of $4.00 per share on or before December 31, 2002.

Related parties of the Company as a group, beneficially own or have the right to acquire 2,876,775 Class "A" Common Shares of Rycor, 1,581,020 Series "A" Special Warrants of Rycor and 648,630 Series "B" Special Warrants of Rycor. It is expected that following the Acquisition, the insiders of the Company (being those shareholders owning greater than 10% of the shares of the Company, or officers or directors) will be the University of Alberta, Clifford Giese, Kevin Giese, Michael Kennedy and Laine Woollard.

Mr. Clifford Giese, Kevin Giese, Ted Ticknor, certain of their associates and the University of Alberta have entered into a pooling agreement pursuant to which 21,000,000 common shares of the Company will be held in pool for a period of one year from the date the CDNX issues a Final Exchange Notice in respect of the Acquisition.

Yorkton Securities Inc. ("Yorkton") has agreed to act as sponsor in connection with the Acquisition, subject to completion of satisfactory due diligence. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion. Yorkton has also agreed to act as agent for a public offering of up to 3,300,000 units of the Company ("Units") at a price of $2.50 per Unit, each Unit consisting of one common share and one-half ($^1/_2$) of one warrant, each whole warrant entitling the

holder to purchase a further common share for a period of 2 years from closing at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year. A portion of the offering may be sold as special warrants on a non-brokered private placement basis, in which case the size of the public offering will be reduced. Yorkton will be paid a commission of 8% of the gross proceeds of the offering, and will receive warrants to purchase that number of Units as is equal to the 10% of the number of Units sold pursuant to the offering at a price of $2.50 per Unit for two years following the closing. It is expected that the public offering will close contemporaneously with the closing of the Acquisition.

EPS currently has 2,900,000 common shares issued and outstanding, and 3,320,000 common shares on a fully diluted basis. On closing of the Acquisition, the Company will be issuing options to purchase 900,000 common shares at a price of $2.50 per common share.

It is expected that upon closing of the Acquisition and public offering, the Company will have approximately 44,631,289 common shares issued and outstanding, and approximately 54,906,452 common shares on a fully diluted basis.

The Company is pleased to announce that concurrent with the completion of the Acquisition, the Company will be renamed "**BioMS Medical Corp**.".

Completion of the transaction is subject to a number of conditions, including but not limited to, CDNX acceptance and majority of the minority shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact For further information, contact Kevin Giese at (780) 413-7152.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 16th day of March, 2001.

"Michael P. Kennedy"

Michael P. Kennedy/Director

FORM 27

***Securities Act* (Alberta)**

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report that is filed under section 118(1) of the Securities Act shall be sent to the Chief of Securities Administration in an envelope marked "Continuous Disclosure".

Where this report is filed on a confidential basis, write at the beginning of the report in block capitals "CONFIDENTIAL -SECTION 118".

ITEM 1 **Reporting Issuer:**

EPS CAPITAL CORP.
6030 - 88 Street
Edmonton, AB T6E 6G4

02 SEP 16 AM 9:56

ITEM 2 **Date of Material Change:**

April 27, 2001

ITEM 3 **Press Release:**

The Issuer issued a press release under the date of April 27, 2001

ITEM 4 & ITEM 5 **Summary of Material Change:**

See attached news release.

ITEM 6 **Reliance on Section 118(2) of the Securities Act:**

This report is not being filed on a confidential basis.

ITEM 7 **Omitted Information:**

Not applicable.

ITEM 8 **Senior Officers:**

Clifford D. Giese – President, CEO and Director
Kevin A. Giese – Secretary, CFO and Director

ITEM 9 **Statement of Senior Officers:**

The foregoing accurately discloses the material changes referred to in this report.

Dated at Edmonton, Alberta this 27th day of April, 2001.

"Kevin A. Giese"
Kevin A. Giese – Secretary, CFO and Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

EPS CAPITAL CORP.
6030 - 88 Street
Edmonton, AB
T6E 6G4
Tel. No. (780) 448 7230
Fax No. (780) 466 6791

PRESS RELEASE

Trading Symbol: ECC

April 27, 2001- EPS Capital Corp. signs acquisition agreement with Rycor Technology Investments Corp.
EPS Capital Corp. (the "Company") announces that it has now entered into a formal acquisition agreement with Rycor Technology Investments Corp. ("Rycor"). The acquisition agreement contemplates that the Company will make an offer for all of the issued and outstanding securities of Rycor on the basis announced in the Company's press release dated March 20, 2001. The offer will be conditional on not less than 66 2/3% of the common shares of Rycor, on a fully diluted basis, being deposited under the bid. The acquisition of Rycor remains subject to approval of the shareholders of the Company and acceptance for filing by the Canadian Venture Exchange. The Company has scheduled an Extraordinary and Annual General Meeting of its shareholders for June 22, 2001 to seek approval for the acquisition.

Rycor is a private company which has licensed a synthetic peptide technology for the treatment of chronic progressive multiple sclerosis. The technology has recently completed Phase I human clinical trials and is in the process of completing its Phase II human clinical trial. Rycor recently raised over $19 million by way of private placement for the furtherance of its clinical trial program.

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD OF
EPS CAPITAL CORP.

"Kevin A. Giese"

Per: ______________________
KEVIN GIESE
President, C.E.O. and Director

BC FORM 53-901F
(Previously Form 27)

***SECURITIES ACT* (British Columbia)**
(the "Act")

MATERIAL CHANGE REPORT
UNDER SECTION 85(1) OF THE ACT

ITEM 1 REPORTING ISSUER

EPS CAPITAL CORP.
6030 - 88 Street
Edmonton, AB T6E 6G4

ITEM 2 DATE OF MATERIAL CHANGE

April 27, 2001

ITEM 3 PRESS RELEASE

The Issuer issued a press release under the date of April 27, 2001

ITEM 4 & ITEM 5 SUMMARY/FULL DESCRIPTION OF MATERIAL CHANGE:

See attached news release.

ITEM 6 RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

Clifford D. Giese – President, CEO and Director
Kevin A. Giese – Secretary, CFO and Director

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Edmonton, Alberta this 27th day of April, 2001.

"Kevin A. Giese"
Kevin A. Giese – Secretary, CFO and Director

EPS CAPITAL CORP.
6030 - 88 Street
Edmonton, AB
T6E 6G4
Tel. No. (780) 448 7230
Fax No. (780) 466 6791

PRESS RELEASE

Trading Symbol: ECC

April 27, 2001- EPS Capital Corp. signs acquisition agreement with Rycor Technology Investments Corp.
EPS Capital Corp. (the "Company") announces that it has now entered into a formal acquisition agreement with Rycor Technology Investments Corp. ("Rycor"). The acquisition agreement contemplates that the Company will make an offer for all of the issued and outstanding securities of Rycor on the basis announced in the Company's press release dated March 20, 2001. The offer will be conditional on not less than 66 2/3% of the common shares of Rycor, on a fully diluted basis, being deposited under the bid. The acquisition of Rycor remains subject to approval of the shareholders of the Company and acceptance for filing by the Canadian Venture Exchange. The Company has scheduled an Extraordinary and Annual General Meeting of its shareholders for June 22, 2001 to seek approval for the acquisition.

Rycor is a private company which has licensed a synthetic peptide technology for the treatment of chronic progressive multiple sclerosis. The technology has recently completed Phase I human clinical trials and is in the process of completing its Phase II human clinical trial. Rycor recently raised over $19 million by way of private placement for the furtherance of its clinical trial program.

The Canadian Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this press release.

ON BEHALF OF THE BOARD OF
EPS CAPITAL CORP.

"Kevin A. Giese"

Per: ______________________________
KEVIN GIESE
President, C.E.O. and Director

A/007248000/3980.2

FORM 27

Securities Act (Alberta)

MATERIAL CHANGE REPORT UNDER SECTION 118(1) OF THE SECURITIES ACT

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Every report that is filed under section 118(1) of the Securities Act shall be sent to the Chief of Securities Administration in an envelope marked "Continuous Disclosure".

Where this report is filed on a confidential basis, write at the beginning of the report in block capitals "CONFIDENTIAL -SECTION 118".

ITEM 1 REPORTING ISSUER

BioMS Medical Corp. (the "Company")(formerly EPS Capital Corp.)
6030 - 88 Street
Edmonton, AB T6E 6G4

02 SEP 16 AM 10:07

ITEM 2 DATE OF MATERIAL CHANGE

July 27, 2001

ITEM 3 PRESS RELEASE

The Company issued a press release dated July 31, 2001

ITEM 4 SUMMARY OF MATERIAL CHANGE

The Company has completed its qualifying transaction with Rycor Technology Investments Corp. and will issue 38,431,289 common shares and warrants to purchase 6,810,163 common shares. The Company also changed its name to BioMS Medical Corp.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE:

See attached press release

ITEM 6 RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Kevin Giese at (780) 413-7152.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 3rd day of August, 2001.

"Michael P. Kennedy"

Michael Kennedy, Director

IT IS AN OFFENCE UNDER THE SECURITIES ACT AND THE SECURITIES REGULATION FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

BioMS Medical Corp.
(Formerly EPS Capital Corp.)

PRESS RELEASE

TRADING SYMBOL: MS

BioMS Medical completes acquisition of Rycor Technology Investments Corp.

BioMS Medical Corp. (formerly EPS Capital Corp.) is pleased to announce that it has completed its qualifying transaction with Rycor Technology Investments Corp. All of the terms and conditions contained in the Company's take-over bid for all of the issued and outstanding securities of Rycor Technology Investments Corp. have been complied with or waived. Of the issued Rycor common shares, 100% were tendered to the take-over bid, of the Rycor series A special warrants, 99% were tendered to the take-over bid, and of the Rycor series B special warrants, 99% were tendered to the take-over bid. The balance of the series A and series B special warrants of Rycor, not formally tendered to the take-over bid are subject to a lock-up agreement and accordingly, the Company will be taking up and paying for 100% of the issued and outstanding securities of Rycor by issuing 38,431,289 common shares and warrants to purchase 6,810,163 common shares. The warrants are exercisable at a price of $3.00 per share on or before December 31, 2001, and at a price of $4.00 per share on or before December 31, 2002.

NEW NAME CHANGE

The company is pleased to announce that effective at the opening of trading on Tuesday, July 31, 2001, EPS Capital Corp. is re-named BioMS Medical Corp. The new trading symbol is "MS".

ABOUT RYCOR TECHNOLOGY INVESTMENTS CORP.

Rycor has licensed a synthetic peptide technology for the treatment of chronic progressive multiple sclerosis on an exclusive worldwide basis. The technology has recently completed. Phase II human clinical trials and the company is awaiting final results.

The CDNX has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

For further information, please visit our new web site at: www.biomsmedical.com or contact:

Kevin Giese
6030-88 Street
Edmonton, Alberta
T6E 6G4
Phone: (780) 413-7152 - Fax: (780) 466-6791 - Toll-Free: 1-866-701-6033
or at info@biomsmedical.com

BC FORM 53-901F

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT

ITEM 1 REPORTING ISSUER

BioMS Medical Corp. (the "Company")(formerly EPS Capital Corp.)
6030 - 88 Street
Edmonton, AB T6E 6G4

ITEM 2 DATE OF MATERIAL CHANGE

July 27, 2001

ITEM 3 PRESS RELEASE

The Company issued a press release dated July 31, 2001

ITEM 4 SUMMARY OF MATERIAL CHANGE

The Company has completed its qualifying transaction with Rycor Technology Investments Corp. and will issue 38,431,289 common shares and warrants to purchase 6,810,163 common shares. The Company also changed its name to BioMS Medical Corp.

ITEM 5 FULL DESCRIPTION OF MATERIAL CHANGE:

See attached press release

ITEM 6 RELIANCE ON SECTION 85(2) OF THE ACT

N/A

ITEM 7 OMITTED INFORMATION

N/A

ITEM 8 SENIOR OFFICERS

To obtain further information, contact Kevin Giese at (780) 413-7152.

ITEM 9 STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, B.C. this 3rd day of August, 2001.

"Michael P. Kennedy"

Michael P. Kennedy/Director

BioMS Medical Corp.
(Formerly EPS Capital Corp.)

PRESS RELEASE

TRADING SYMBOL: MS

BioMS Medical completes acquisition of Rycor Technology Investments Corp.

BioMS Medical Corp. (formerly EPS Capital Corp.) is pleased to announce that it has completed its qualifying transaction with Rycor Technology Investments Corp. All of the terms and conditions contained in the Company's take-over bid for all of the issued and outstanding securities of Rycor Technology Investments Corp. have been complied with or waived. Of the issued Rycor common shares, 100% were tendered to the take-over bid, of the Rycor series A special warrants, 99% were tendered to the take-over bid, and of the Rycor series B special warrants, 99% were tendered to the take-over bid. The balance of the series A and series B special warrants of Rycor, not formally tendered to the take-over bid are subject to a lock-up agreement and accordingly, the Company will be taking up and paying for 100% of the issued and outstanding securities of Rycor by issuing 38,431,289 common shares and warrants to purchase 6,810,163 common shares. The warrants are exercisable at a price of $3.00 per share on or before December 31, 2001, and at a price of $4.00 per share on or before December 31, 2002.

NEW NAME CHANGE

The company is pleased to announce that effective at the opening of trading on Tuesday, July 31, 2001, EPS Capital Corp. is re-named BioMS Medical Corp. The new trading symbol is "MS".

ABOUT RYCOR TECHNOLOGY INVESTMENTS CORP.

Rycor has licensed a synthetic peptide technology for the treatment of chronic progressive multiple sclerosis on an exclusive worldwide basis. The technology has recently completed. Phase II human clinical trials and the company is awaiting final results.

The CDNX has in no way passed upon the merits of the proposed transaction and has neither approved or disapproved the contents of this press release.

For further information, please visit our new web site at: www.biomsmedical.com or contact:

Kevin Giese
6030-88 Street
Edmonton, Alberta
T6E 6G4
Phone: (780) 413-7152 - Fax: (780) 466-6791 - Toll-Free: 1-866-701-6033
or at info@biomsmedical.com

02 SEP 16 AM 10: 07

BC FORM 53-901F
or
ALBERTA AND ONTARIO FORM 27

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 118(1) OF THE SECURITIES ACT (ALBERTA) (the "Acts")

Item 1. **Reporting Issuer**

BioMS Medical Corp.
6030 – 88th Street, Edmonton, Alberta T6E 6G4

Item 2. **Date of Material Change**

October 23, 2001

Item 3. **Press Release**

October 24, 2001 at Edmonton, Alberta

Item 4. **Summary of Material Change**

Completion of public offering of 3,300,000 units (common shares and share purchase warrants) for gross proceeds of $8,250,000

Item 5. **Full Description of Material Change**

The Issuer has successfully completed a public offering (the "Offering") for gross proceeds of $8,250,000 through the issuance of 3,300,000 units ("Units"). Each Unit is comprised of one common share in the capital of the Issuer and one-half of one common share purchase warrant (the "Offering Warrants"). Each whole Offering Warrant entitles the holder to purchase one common share of the Issuer until October 22, 2003 at a price of $5.80 per share. The Offering was placed through Yorkton Securities Inc.

Item 6. **Reliance On Sections 75(3), 85(2) and 118(2) of the Acts**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

Kevin A. Giese – President and Chief Executive Officer
Clifford D. Giese – Secretary, Chairman and Chief Financial Officer

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 24th day of October, 2001.

"Michael Kennedy"

Authorized Signatory

BC FORM 53-901F
or
ALBERTA AND ONTARIO FORM 27

MATERIAL CHANGE REPORT UNDER
SECTION 75(2) OF THE SECURITIES ACT (ONTARIO)
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
SECTION 146(1) OF THE SECURITIES ACT (ALBERTA) (the "Acts")

Item 1. **Reporting Issuer**

BioMS Medical Corp.
6030 – 88th Street, Edmonton, Alberta T6E 6G4

Item 2. **Date of Material Change**

February 15, 2002

Item 3. **Press Release**

February 15, 2002 at Edmonton, Alberta

Item 4. **Summary of Material Change**

The Issuer received preliminary results regarding the Phase II MBP8298 human clinical trial on chronic progressive multiple sclerosis patients.

Item 5. **Full Description of Material Change**

See attached press release.

Item 6. **Reliance On Sections 75(3), 85(2) and 146(2) of the Acts**

N/A

Item 7. **Omitted Information**

N/A

Item 8. **Senior Officers**

Kevin A. Giese – President and Chief Executive Officer
Clifford D. Giese – Secretary, Chairman and Chief Financial Officer

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C. this 15th day of February, 2002.

"Michael Kennedy"

Authorized Signatory

A/007248000/10780.1

BIOMS MEDICAL™

For Immediate Release **Canadian Venture Exchange Symbol: MS**

BioMS MEDICAL ANNOUNCES PRELIMINARY RESULTS FROM PHASE II TRIAL

Edmonton, Alberta, February 15, 2002 – BioMS Medical Corp. (CDNX: MS), a leading developer in the treatment of multiple sclerosis, is very pleased to announce that it has received preliminary results regarding the Phase II MBP8298 human clinical trial on chronic progressive multiple sclerosis patients.

The placebo-controlled double-blind human clinical trial was conducted over a 42-month period on 32 patients at the University of Alberta. The Phase II trial involved the intravenous injection of MBP8298, the proprietary peptide technology licensed to BioMS Medical from the University of Alberta. Patients had levels of their anti-Myelin Basic Protein ("anti-MBP") antibodies in the cerebrospinal fluid measured, and were assessed as to clinical progression (or "decline") by such standard measures as the Expanded Disability Status Score ("EDSS") and the 22 meter Timed Walk. The trial was designed to identify a group of MS patients who showed complete or partial suppression of anti-MBP antibodies following injections of MBP8298, and to determine if this was related with any clinical stabilization.

The preliminary results indicate:

- A high percentage of patients had complete or partial anti-MBP suppression after receiving intravenous injections of MBP8298, confirming the results of the Phase I study.
- Three times more patients who received MBP8298 and showed complete or partial anti-MBP suppression also showed some clinical stabilization as measured by the EDSS and the 22m Timed Walk, when compared to the placebo group.
- No clinically relevant peptide-related side effects were observed.

Mr. Kevin Giese, President of BioMS Medical, commented, "These positive preliminary results are supportive of our position that a group of patients may potentially benefit subsequent to intravenous injections of MBP8298. With these results, BioMS Medical is continuing to design its clinical plan for regulatory approval on an international basis. The company expects to announce details of its trial plans over the next several months."

Full details of the Phase II trial will be released to BioMS Medical in the future, and the company will publicly release those results in keeping with the terms of the original licensing agreement with the University of Alberta.

Further analysis from Kevin Giese regarding the Phase II preliminary results can be heard on an audio archive on the company's web site at www.biomsmedical.com.

For more information, please contact:

Ryan Giese
Corporate Communications
BioMS Medical Corp.
780-413-7152
780-466-6791 Fax
E-mail: rgiese@biomsmedical.com
Internet: www.biomsmedical.com

Jay Hussey
Investor Relations
The Equicom Group Inc.
416-815-0700 ext. 225
416-815-0080 Fax
E-mail: jhussey@equicomgroup.com
Internet: www.investorlook.com

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer	*For Quarter Ended*	*Date of Report YY/MM/DD*
EPS Capital Corp.	**March 31, 2001**	**01/05/31**

Issuer Address

6030 – 88th Street

City	*Province*	*Postal Code*	*Issuer Fax No.*	*Issuer Telephone No.*
Edmonton	**AB**	**T6E 6G4**	**(780) 466 6791**	**(780) 448 7230**

Contact Name	*Contact Position*	*Contact Telephone No.*
Kevin A. Giese	**President**	**(780) 448 7230**

Contact E-mail Address	*Website Address*
kgiese@rycortech.com	**www.rycortech.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

DIRECTOR'S SIGNATURE	*PRINT FULL NAME*	*DATE SIGNED YY/MM/DD*
"Kevin A. Giese"	**Kevin A. Giese**	**01/05/31**
DIRECTOR'S SIGNATURE	*PRINT FULL NAME*	*DATE SIGNED YY/MM/DD*
"Clifford D. Giese"	**Clifford D. Giese**	**01/05/31**

Incorporated as part of:

✓ Schedule A

Schedules B & C

EPS CAPITAL CORP.
Financial Statements
March 31, 2001 and December 31, 2000

AUDITORS' REPORT

To the Directors of
EPS Capital Corp.

We have audited the balance sheet of EPS Capital Corp. as at December 31, 2000. This financial statement is the responsibility of the corporations's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the corporation as at December 31, 2000 in accordance with Canadian generally accepted accounting principles.

"Collins Barrow"
Signed
Chartered Accountants

Edmonton, Alberta
April 12, 2001

EPS CAPITAL CORP.

Balance Sheet

March 31, 2001 and December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash	**$ 370,146**	$ 419,097
Deferred charges (Note 2)	**30,000**	---
	$ 400,146	$ 419,097
LIABILITIES		
Accounts payable	**$ 3,854**	$ 35,707
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**395,245**	383,390
Retained earnings	**1,047**	---
	396,292	383,390
	$ 400,146	$ 419,097

Approved on behalf of the Board

"Clifford D. Giese"
Signed
Director

"Kevin A. Giese"
Signed
Director

EPS CAPITAL CORP.

Statement of Operations

For the Three Months Ended March 31, 2001
and the Year Ended December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
Revenue		
Interest income	**$ 3,220**	$ ---
Expenses		
General and administrative	**2,173**	---
Net income and retained earnings	**$ 1,047**	$ ---
Earnings per common shares - basic (Note 5)	**$ .0039**	$ ---

EPS CAPITAL CORP.

Statement of Cash Flows

For the Three Months Ended March 31, 2001
and the Year Ended December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
Operating Activities		
Net income	$ 1,047	$ ---
Net change in non-cash working capital balances related to operations	(31,853)	---
Cash used in operating activities	(30,806)	---
Investing Activities		
Deferred charges	(30,000)	---
Financing Activities		
Net proceeds from issuance of share capital	11,855	---
Decrease in cash	(48,951)	---
Cash, beginning of period	419,097	---
Cash, end of period	$ 370,146	$ ---

EPS CAPITAL CORP.

Notes to the Financial Statements

March 31, 2001 and December 31, 2000

1. **Incorporation**

The corporation was incorporated pursuant to the Company Act (British Columbia) on December 15, 1998 as 576693 BC Ltd. and changed its name to EPS Capital Corp. on February 9, 2000. The corporation is a Capital Pool Company as defined in Listings Policy 2.4 of the Canadian Venture Exchange.

2. **Deferred Charges**

Deferred charges relate to deferred share issuance costs for share capital to be issued subsequent to the balance sheet date.

3. **Share Capital**

Authorized:
100,000,000 common shares
100,000,000 preferred shares

Common shares issued:

	Number	Amount
Issues for cash prior to December 31, 2000	1,600,000	$ 200,000
Issued pursuant to prior commitment to issue share capital	1,300,000	260,000
Issued for cash on exercise of agent's options	65,000	13,000
	2,965,000	473,000
Share issue costs		77,755
		$ 395,245

1,600,000 common shares issued are held in escrow and will be released from escrow as follows:

10% of the shares following issuance by the Canadian Venture exchange of a final notice accepting a Qualifying Transaction;
15% of the shares 6 months following the initial release;
15% of the shares 12 months following the initial release;
15% of the shares 18 months following the initial release;
15% of the shares 24 months following the initial release;
15% of the shares 30 months following the initial release;
15% of the shares 36 months following the initial release;

3. **Share Capital** (Continued)

In the event the Corporation becomes listed on Tier 1 of the Canadian Venture Exchange, 25% of the escrowed shares will be released following issuance of the Final Exchange Notice and 25% released on each of 6, 12 and 18 months thereafter.

If a qualifying transaction is not completed, the shares will not be released from escrow.

The Corporation has granted to its directors and officers options to purchase 290,000 common shares at $0.20 per common share. The stock options are non transferable and will expire at the earlier of January 9, 2006 or one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. All shares acquired on exercise of the options before the completion of the Qualifying Transaction shall be subject to escrow until the issuance of the Final Exchange Notice of a Qualifying Transaction.

The Corporation appointed Yorkton Securities Inc. as its agent in connection with the offer to sell 1,300,000 common shares of the Corporation for $0.20 per share. The agent was granted options to acquire 130,000 common shares at $0.20 per share. On March 13, 2001, one half of the options were exercised to purchase 65,000 common shares. A total of 50% of the common shares issuable upon exercise of the agent's options may be sold by the agent prior to the completion of the Qualifying Transaction. The remaining 50% may only be sold after completion of the Qualifying Transaction. The remaining 65,000 options will, if unexercised, expire September 20, 2002.

4. **Subsequent Events**

The Corporation and Rycor Technology Investments Corp. (Rycor), a company holding an exclusive worldwide licence to new medical technology for the treatment of chronic progressive multiple sclerosis, have entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, of all issued and outstanding securities in the capital of Rycor (the "Offer").

Pursuant to the Acquisition Agreement, EPS has agreed to make the Offer to purchase all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares will be exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants will be exchanged for one Common Share of EPS;

4. **Subsequent Events** (continued)

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants will be exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common share until 4:30 p.m. (Edmonton time) on December 31, 2002.

Yorkton Securities Inc. has agreed to act as sponsor in connection with the Qualifying Transaction and has also agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common share purchase warrant (the "Offering Warrants"), each whole warrant Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta and British Columbia, although a portion of the Offering may be sold as special warrants (the "Offering Special Warrants") on a non-brokered basis. Each Offering Special Warrant will entitle the holder to acquire one Unit on exercise or deemed exercise of the Offering Special Warrants and the issuance of the Units on exercise or deemed exercise of the Offering Special Warrants will be qualified for distribution under the Prospectus. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and 2% of the gross proceeds from the sale of the Offering Special Warrants and will be issued non-transferable share purchase warrants (the "Agents Warrants") equal to 10% of the number of Units sold and equal to 2% of the number of Offering Special Warrants sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $3.50 per Common share during the first year and at a price of $4.50 per Common share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).

The Corporation intends to issue further stock options to acquire up to 900,000 Common Shares at an exercise price of $2.50 per Common Share in conjunction with the closing of the Qualifying Transaction. These options will be allocated at the discretion of the directors of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries.

These options will be non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or if the Corporation is classified as a Tier II Issuer on the CDNX, 90 days after ceasing to be a director or officer for any reason other than death. Options granted to certain optionees may contain vesting provisions at the discretion of the directors of the Corporation.

5. **Earnings Per Share**

Earnings per common share have been allocated on the weighted average number of common shares outstanding for the period of 2,706,444.

Potential exercise of options would have no material dilutive effect.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer	*For Quarter Ended*	*Date of Report YY/MM/DD*
EPS Capital Corp.	**March 31, 2001**	**01/05/31**

Issuer Address

6030 – 88th Street

City	*Province*	*Postal Code*	*Issuer Fax No.*	*Issuer Telephone No.*
Edmonton	**AB**	**T6E 6G4**	**(780) 466 6791**	**(780) 448 7230**

Contact Name	*Contact Position*	*Contact Telephone No.*
Kevin A. Giese	**President**	**(780) 448 7230**

Contact E-mail Address	*Website Address*
kgiese@rycortech.com	**www.rycortech.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

DIRECTOR'S SIGNATURE	*PRINT FULL NAME*	*DATE SIGNED YY/MM/DD*
"Kevin A. Giese"	**Kevin A. Giese**	**01/05/31**
DIRECTOR'S SIGNATURE	*PRINT FULL NAME*	*DATE SIGNED YY/MM/DD*
"Clifford D. Giese"	**Clifford D. Giese**	**01/05/31**

Incorporated as part of:

__________ Schedule A

✓ Schedules B & C

A/007248000/4861.1

EPS CAPITAL CORP.

1st Quarter - Ended March 31, 2001
BC FORM 51-901F

Schedule B - Supplementary Information

1. Analysis of Expenses and Deferred Costs (for the first quarter ended March 31, 2001)

   As at March 31, 2001 the Issuer was a development stage company. Details of expenses and deferred costs, if any, are contained in the financial statements.

2. Related Party Transactions (for the first quarter ended March 31, 2001)

   As at March 31, 2001 there were no related party transactions.

3. Summary of Securities Issued and Options Granted (for the first quarter ended March 31, 2001)

   Summary of Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consider-ation	Commis-sion Paid
August 31, 2000	Common Shares	Private Placement	1,200,000	$0.10	$120,000	Cash	Nil
August 31, 2000	Common Shares	Private Placement	400,000	$0.20	$ 80,000	Cash	Nil
January 15, 2001 (1)	Common Shares	Public Offering	1,300,000	$0.20	$260,000	Cash	$26,000
March 13, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil

(1) Issued pursuant to a prospectus dated November 30, 2000.

Summary of Options granted:

Date of Grant (1)	Name of Optionee	Number of Options	Exercise Price	Expiry Date
January 10, 2001	Kevin A. Giese	72,500	$0.20	January 9, 2006
January 10, 2001	Clifford D. Giese	43,500	$0.20	January 9, 2006
January 10, 2001	Ronald E. Ticknor	43,500	$0.20	January 9, 2006
January 10, 2001	Patrick W. Kelly	43,500	$0.20	January 9, 2006
January 10, 2001	Robert K. O'Toole	43,500	$0.20	January 9, 2006
January 10, 2001	Michael P. Kennedy	43,500	$0.20	January 9, 2006

Date of Grant[1]	Name of Optionee	Number of Options	Exercise Price	Expiry Date
January 10, 2001	Yorkton Securities Inc.	130,000	$0.20	September 20, 2002

(1) Options were reserved for optionee during the reporting period ended December 31, 2000.

4. Summary of Securities (as at the end of the reporting period ended March 31, 2001)

a. Description of authorized share capital: -100,000,000 common shares without nominal or par value -100,000,000 preferred shares

b. Number and recorded value for shares issued:

2,965,000 common shares are issued and outstanding, for total share issuance proceeds of $473,000 before share issuance costs, and $395,245 after share issuance costs. The shares issued during the period were as follows: 1,300,000 common shares issued at $0.20 pursuant to prospectus dated November 30, 2000; and 65,000 issued at $0.20 pursuant to the exercise of agent options.

c. Description of options, warrants and convertible securities outstanding:

290,000 directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.

65,000 agent options, exercisable at $0.20, and expiring on September 20, 2002.

d. Number of each class of shares subject to escrow or pooling agreements:

1,600,000 of the common shares are subject to escrow.

5. List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese - President, Chief Executive Officer, Director
Clifford D. Giese - Secretary, Chief Financial Officer, Director
Patrick W. Kelly - Director
Ronald E. Ticknor - Director
Robert K. O'Toole - Director
Michael P. Kennedy - Director

EPS CAPITAL CORP.

1st Quarter - Ended March 31, 2001
BC FORM 51-901F

Schedule C - Management Discussion and Analysis

1. Description of the Issuer's Business

EPS Capital Corp. ("EPS" or the "Company") is classified as a capital pool company on the CDNX. Pursuant to a Prospectus dated November 30, 2000 EPS completed an initial public offering of 1,300,000 common shares at a price of $0.20 per share, and issued shares on January 15, 2001. Its shares were listed for trading on the CDNX on March 21, 2001 under the trading symbol "ECC".

Effective February 16, 2001 EPS entered into a letter of intent with Rycor Technology Investments Corp. ("Rycor") in respect of EPS making an offer to acquire Rycor, which transaction is intended to be EPS's "Qualifying Transaction" as defined under CDNX Policy 2.4. EPS and Rycor subsequently entered into an acquisition agreement dated April 24, 2001 providing for the terms and conditions of the offer and Qualifying Transaction. Upon completion of the Qualifying Transaction, EPS will carry on the business of Rycor. Rycor is in the business of commercializing medical technology for the treatment of chronic progressive multiple sclerosis.

2. Discussion of Operations and Financial Condition

As at March 31, 2001 the Company had no operations.

The Company issued 1,300,000 common shares at $0.20 for gross proceeds of $260,000 pursuant an initial public offering, and 65,000 shares on the exercise of agent options for proceeds of $13,000 during the period. The Company had working capital of $396,292 as at March 31, 2000.

Effective February 16, 2001 the Company entered into a letter of intent to acquire Rycor, and subsequently entered into an acquisition agreement dated April 24, 2001. This transaction is subject to regulatory approval and is disclosed in detail in "Subsequent Events".

3. Subsequent Events

The Company and Rycor, a company holding an exclusive worldwide license to new medical technology for the treatment of chronic progressive multiple sclerosis, have entered into an acquisition agreement dated April 24, 2001 to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, pursuant to a securities exchange take-over bid circular to be filed in Alberta and elsewhere, of all issued and outstanding securities in the capital of Rycor.

Pursuant to the acquisition agreement, EPS has agreed to make the offer to purchase all of the securities of Rycor, including its common shares, Series A Special Warrants and Series B Special Warrants on the following basis:

a. Each of the 21,000,050 issued and outstanding Rycor common shares will be exchanged for one common share of EPS (the "Common Shares");

b. Each of the 10,621,076 Rycor Series A Special Warrants will be exchanged for one Common Share;

c. Each of the 6,810,163 Rycor Series B Special Warrants will be exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of 3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m. (Edmonton time) on December 31, 2002

Pursuant to an engagement letter (the "Engagement Letter") dated March 1, 2001, Yorkton has agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Company (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common Share purchase warrant (the "Offering Warrants"), each whole Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta and British Columbia, although a portion of the Offering may be sold as special warrants (the "Offering Special Warrants") on a non-brokered basis. Each Offering Special Warrant will entitle the holder to acquire one Unit on exercise or deemed exercise of the Offering Special Warrants and the issuance of the Units on exercise or deemed exercise of the Offering Special Warrants will be qualified for distribution under the Prospectus. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and 2% of the gross proceeds form the sale of the Offering Special Warrants, and will be issued non-transferable share purchase warrants (the "Agent's Warrants") equal to 10% of the number of Units sold and equal to 2% of the number of Offering Special Warrants sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $3.50 per Common Share during the first year and at a price of $4.50 per Common Share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).

4. Financings, Principal Purposes and Milestones

Use of Proceeds from Financings:

Financings	**Amount**		
Gross proceeds from private placements and public financing	$460,000		
Purpose	**Estimated Cost**	**Actual Expenditure**	**Variance**
Costs to identify and make potential acquisitions	$340,020	Nil	N/A
General and administration expenses	$50,000	$2,173	$47,827
Issuance costs	$69,980	$76,610	($6,630)

The variance in actual issuance expenditures as compared to the estimated costs is a result of additional legal, printing and agent expenses. The additional expenditure is not expected to impact the Company's ability to achieve its intended corporate objective of identifying and completing an approved Qualifying Transaction acquisition.

5. Liquidity and Solvency

As at March 31, 2001 the Company had working capital of $396,292 which is sufficient for it to meet its ongoing obligations.

02 SEP 16 AM 10:07

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. **(formerly EPS Capital Corp.)**	*For Quarter Ended* **June 30, 2001**	*Date of Report YY/MM/DD* **01/08/29**

Issuer Address

6030 – 88 Street

City	*Province*	*Postal Code*	*Issuer Fax No.*	*Issuer Telephone No.*
Edmonton	**Alberta**	**T6E 6G4**	**780-466-6791**	**780-448-7230**

Contact Name	*Contact Position*	*Contact Telephone No.*
Kevin Giese	**President**	**780-448-1755**

Contact E-mail Address	*Website Address*
kgiese@biomsmedical.com	**www.biomsmedical.com**

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	*Print Full Name*	*Date Signed*
"Kevin A. Giese"	Kevin A. Giese	*01/08/29*
Director's signature	*Print Full Name*	*Date Signed*
"Clifford D. Giese"	Clifford D. Giese	*01/08/29*

Incorporated as part of:

✓ Schedule A

______ Schedules B & C

EPS CAPITAL CORP.
(Unaudited - See Notice to Reader)
Financial Statements
June 30, 2001

NOTICE TO READER

We have compiled the balance sheet of EPS Capital Corp. as at June 30, 2001 and the statements of operations, retained earnings and cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
August 28, 2001

"Collins Barrow"
Signed
Chartered Accountants

EPS CAPITAL CORP.

(Unaudited - See Notice to Reader)

Balance Sheet

June 30, 2001

		June 30, 2001		December 31, 2000
ASSETS				
Current Assets				
Cash	**$**	**332,069**	$	419,097
Prepaid expenses		**3,616**		---
		335,685		419,097
Deferred charges (Note 2)		**78,228**		---
	$	**413,913**	$	419,097
LIABILITIES				
Accounts payable	**$**	**8,884**	$	35,707
SHAREHOLDERS' EQUITY				
Share capital (Note 3)		**408,245**		383,390
Deficit		**(3,216)**		---
		405,029		383,390
	$	**413,913**	$	419,097

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

EPS CAPITAL CORP.

(Unaudited - See Notice to Reader)

Statement of Operations

For the Six Months Ended June 30, 2001

	For the Six Months Ended June 30,		For the Three Months Ended March 31,	
	2001	2000	2001	2000
Revenue				
Interest income	**$ 6,753**	$ ---	$ 3,220	$ ---
Expenses				
General and administrative	**9,969**	---	2,173	---
Net income (loss)	**$ (3,216)**	$ ---	$ 1,047	$ ---
Earnings per common shares - basic (Note 5)	**$ 0.00113**	$ ---	$ .00039	$ ---

EPS CAPITAL CORP.

(Unaudited - See Notice to Reader)

Statement of Deficit

For the Six Months Ended June 30, 2001

	For the Six Months Ended June 30,	
	2001	2000
Balance, beginning of period	**$ —**	$ ---
Net loss	**(3,216)**	---
Balance, end of period	**$ (3,216)**	$ ---

EPS CAPITAL CORP.

(Unaudited - See Notice to Reader)

Statement of Cash Flows

For the Six Months Ended June 30, 2001

	For the Six Months Ended June 30,		For the Three Months Ended March 31,	
	2001	2000	2001	2000
Operating Activities				
Net income (loss)	**$ (3,216)**	$ ---	$ 1,047	$ ---
Net change in non-cash working capital balances related to operations	**(30,440)**	---	(31,853)	---
Cash used in operating activities	**(33,656)**	---	(30,806)	---
Financing Activities				
Net proceeds from issuance of share capital	**24,855**	137,000	11,855	77,000
Deferred charges	**(78,228)**	---	(30,000)	---
Cash provided by (used in) financing activities	**(53,373)**	137,000	(18,145)	77,000
Increase (decrease) in cash	**(87,029)**	137,000	(48,951)	77,000
Cash, beginning of period	**419,097**	---	419,097	---
Cash, end of period	**$ 332,068**	$ 137,000	$ 370,146	$ 77,000

EPS CAPITAL CORP.

(Unaudited - See Notice to Reader)

Notes to the Financial Statements

June 30, 2001

---

1. **Incorporation**

The corporation was incorporated pursuant to the Company Act (British Columbia) on December 15, 1998 as 576693 BC Ltd. and changed its name to EPS Capital Corp. on February 9, 2000. The corporation is a Capital Pool Company as defined in Listings Policy 2.4 of the Canadian Venture Exchange.

2. **Deferred Charges**

Deferred charges relate to deferred share issuance costs for share capital to be issued subsequent to the balance sheet date.

3. **Share Capital**

Authorized:
100,000,000 common shares
100,000,000 preferred shares

Common shares issued:

	Number	Amount
Issues for cash prior to December 31, 2000	1,600,000	$ 200,000
Issued pursuant to prior commitment to issue share capital	1,300,000	260,000
Issued for cash on exercise of agent's options	130,000	26,000
	3,030,000	486,000
Share issue costs		77,755
		$ 408,245

1,641,000 common shares issued are held in escrow at June 30, 2001. 410,250 shares were released from escrow August 1, 2001. The remaining 1,230,750 escrowed shares will be released as to one third of the shares on each of January 27, 2002, July 27, 2002 and January 27, 2003.

3. **Share Capital** (Continued)

The Corporation has granted to its directors and officers options to purchase 290,000 common shares at $0.20 per common share. The stock options are non transferable and will expire at the earlier of January 9, 2006 or one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death.

The Corporation appointed Yorkton Securities Inc. as its agent in connection with the offer to sell 1,300,000 common shares of the Corporation for $0.20 per share. The agent was granted and exercised options to acquire 130,000 common shares at $0.20 per share.

4. **Subsequent Events**

The Corporation and Rycor Technology Investments Corp. (Rycor), a company holding an exclusive worldwide licence to new medical technology for the treatment of multiple sclerosis, entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, of all issued and outstanding securities in the capital of Rycor (the "Offer"). The acquisition was completed August 1, 2001 and is the corporations qualifying transaction.

Pursuant to the Acquisition Agreement, EPS has purchased all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares were exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants were exchanged for one Common Share of EPS;

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants were exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common share until 4:30 p.m. (Edmonton time) on December 31, 2002.

4. **Subsequent Events** (continued)

Yorkton Securities Inc. acted as sponsor in connection with the Qualifying Transaction and has also agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common share purchase warrant (the "Offering Warrants"), each whole warrant Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $5.80 per share. The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta, British Columbia and Ontario. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and will be issued non-transferable share purchase warrants (the "Agents Warrants") equal to 10% of the number of Units sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share.

The Corporation has granted further stock options to acquire up to 900,000 Common Shares at an exercise price of $2.50 per Common Share in conjunction with the closing of the Qualifying Transaction. These options are non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or if the Corporation is classified as a Tier II Issuer on the CDNX, 90 days after ceasing to be a director or officer for any reason other than death.

On July 30, 2001, the company changed its name to BioMS Medical Corp. The corporation was continued into the Province of Alberta July 31, 2001.

5. **Earnings Per Share**

Earnings per common share have been allocated on the weighted average number of common shares outstanding for the period of 2,845,414 (March 31, 2001 - 2,706,444).

The effect of potential exercise of options is anti-dilutive at June 30, 2001 and is therefore not presented.

Potential exercise of options would have no material dilutive effect at March 31, 2001.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. **(formerly EPS Capital Corp.)**	*For Quarter Ended* **June 30, 2001**	*Date of Report* *YY/MM/DD* **01/08/29**

Issuer Address

6030 – 88 Street

City **Edmonton**	*Province* **Alberta**	*Postal Code* **T6E 6G4**	*Issuer Fax No.* **780-466-6791**	*Issuer Telephone No.* **780-448-7230**

Contact Name **Kevin Giese**	*Contact Position* **President**	*Contact Telephone No.* **780-448-1755**

Contact E-mail Address kgiese@biomsmedical.com	*Website Address* **www.biomsmedical.com**

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	*Print Full Name*	*Date Signed*
"Kevin A. Giese"	Kevin A. Giese	*01/08/29*
Director's signature	*Print Full Name*	*Date Signed*
"Clifford D. Giese"	Clifford D. Giese	*01/08/29*

Incorporated as part of:

_________ Schedule A

✓ Schedules B & C

BioMS Medical Corp.

2nd Quarter – Ended June 30, 2001
BC FORM 51-901F

Schedule B – Supplementary Information

1. **Analysis of Expenses and Deferred Costs (for the second quarter ended June 30, 2001)**

As at June 30, 2001 the Issuer was a development stage company. Details of expenses and deferred costs are contained in the financial statements.

2. **Related Party Transactions (for the second quarter ended June 30, 2001)**

As at June 30, 2001 there were no related party transactions.

3. **Summary of Securities Issued and Options Granted (for the second quarter ended June 30, 2001)**

Summary of Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
August 31, 2000	Common Shares	Private Placement	1,200,000	$0.10	$120,000	Cash	Nil
August 31, 2000	Common Shares	Private Placement	400,000	$0.20	$ 80,000	Cash	Nil
January 15, 2001 (1)	Common Shares	Public Offering	1,300,000	$0.20	$260,000	Cash	$26,000
March 13, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
June 4, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil

(1) Issued pursuant to a prospectus dated November 30, 2000.

Summary of Options granted:

Date of Grant (1)	Name of Optionee	Number of Options	Exercise Price	Expiry Date
January 10, 2001	Kevin A. Giese	72,500	$0.20	January 9, 2006
January 10, 2001	Clifford D. Giese	43,500	$0.20	January 9, 2006
January 10, 2001	Ronald E. Ticknor	43,500	$0.20	January 9, 2006
January 10, 2001	Patrick W. Kelly	43,500	$0.20	January 9, 2006
January 10, 2001	Robert K. O'Toole	43,500	$0.20	January 9, 2006
January 10, 2001	Michael P. Kennedy	43,500	$0.20	January 9, 2006
January 10, 2001	Yorkton Securities Inc.	130,000	$0.20	September 20, 2002

(1) Options were reserved for optionee during the reporting period ended December 31, 2000.

4. Summary of Securities (as at the end of the reporting period ended June 30, 2001)

(a) Description of authorized share capital:
- 100,000,000 common shares without nominal or par value
- 100,000,000 preferred shares

(b) Number and recorded value for shares issued:

- 3,030,000 common shares are issued and outstanding, for total share issuance proceeds of $486,000 before share issuance costs, and $408,245 after share issuance costs. The shares issued during the period were as follows: 1,200,000 common shares issued at $0.10 pursuant to a private placement dated August 31, 2000; 400,000 common shares issued at $0.20 pursuant to a private placement dated August 31, 2000; 1,300,000 common shares issued at $0.20 pursuant to prospectus dated November 30, 2000;

and a total of 130,000 common shares issued at $0.20 pursuant to the exercise of agent options.

(c) Description of options, warrants and convertible securities outstanding:

- 290,000 directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.

(d) Number of each class of shares subject to escrow or pooling agreements:

- 1,600,000 of the common shares are subject to escrow.

5. List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese	President, Chief Executive Officer, Director
Clifford D. Giese	Secretary, Chief Financial Officer, Director
Laine Woollard	Director
Michael P. Kennedy	Director

EPS CAPITAL CORP.

2nd Quarter – Ended June 30, 2001
BC FORM 51-901F

Schedule C – Management Discussion and Analysis

1. Description of the Issuer's Business

BioMS Medical Corp. (formerly EPS Capital Corp.) was, as at June 30, 2001 a capital pool company on the CDNX. Pursuant to a Prospectus dated November 30, 2000 EPS completed an initial public offering of 1,300,000 common shares at a price of $0.20 per share, and issued shares on January 15, 2001. Its shares were listed for trading on the CDNX on March 21, 2001 under the trading symbol "ECC".

Effective February 16, 2001 EPS Capital Corp. ("EPS") entered into a letter of intent with Rycor Technology Investments Corp. ("Rycor") in respect of EPS making an offer to acquire Rycor. EPS and Rycor subsequently entered into an acquisition agreement dated April 24, 2001 providing for the terms and conditions of the offer, and on August 1, 2001 the transaction closed. This transaction was EPS's "Qualifying Transaction" as defined under CDNX Policy 2.4.

On July 30, 2001 the issuer changed its name to BioMS Medical Corp. ("BioMS"), and its trading symbol changed to "MS".

Upon completion of the Qualifying Transaction, BioMS commenced carrying on the business of Rycor. Rycor is in the business of commercializing medical technology for the treatment of Multiple Sclerosis.

2. Discussion of Operations and Financial Condition

As at June 30, 2001 the company had no operations.

The company issued 65,000 shares on the exercise of agent options for proceeds of $13,000 during the period. The company had a working capital of $326,801 as at June 30, 2000.

Effective February 16, 2001 EPS entered into a letter of intent with Rycor Technology Investments Corp ("Rycor") in respect of EPS making an offer to acquire Rycor. On April 24, 2001 the Company entered into an acquisition agreement with Rycor. which Qualifying Transaction was subsequently completed on August 1, 2001. EPS changed its name to BioMS Medical Corp. on July 30, 2001. This transaction is disclosed in detail in "Subsequent Events".

3. Subsequent Events

Effective February 16, 2001 EPS entered into a letter of intent with Rycor Technology Investments Corp ("Rycor") in respect of EPS making an offer to acquire Rycor. The Issuer and Rycor, a company holding an exclusive worldwide license to new medical technology for the treatment of chronic progressive multiple sclerosis, entered into an acquisition agreement dated April 24, 2001 to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, pursuant to a securities exchange take-over bid circular to be filed in Alberta and elsewhere, of all issued and outstanding securities in the capital of Rycor. The acquisition was completed August 1, 2001 and is the corporation's Qualifying Transaction.

Pursuant to the acquisition agreement, EPS has purchased all of the issued and outstanding securities of Rycor, including its common shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) Each of the 21,000,050 issued and outstanding Rycor Class A common shares were exchanged for one common share of EPS (the "Common Shares");

(b) Each of the 10,621,076 Rycor Series A Special Warrants were exchanged for one Common Share of EPS;

(c) Each of the 6,810,163 Rycor Series B Special Warrants were exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of 3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m. (Edmonton time) on December 31, 2002.

Pursuant to an engagement letter (the "Engagement Letter") dated March 1, 2001, Yorkton has agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common Share purchase warrant (the "Offering Warrants"), each whole Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $5.80 per share. The Offering will be conducted by filing of the prospectus (the "Prospectus") in the Provinces of Alberta, British Columbia and Ontario. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and will be issued non-transferable share purchase warrants (the "Agent's Warrants") equal to 10% of the number of Units sold. Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share.

The corporation has granted further stock options to acquire up to 900,000 common shares at an exercise price of $2.50 per common share in conjunction with the closing of the Qualifying Transaction.

On July 30, 2001 the issuer changed its name to BioMS Medical Corp. The corporation was continued into the province of Alberta on July 31, 2001.

4. Financings, Principal Purposes and Milestones

Use of Proceeds from Financings:

Financings	**Amount**		
Gross proceeds from private placements and public financing	$460,000		
Purpose	**Estimated Cost**	**Actual Expenditure**	**Variance**
Costs to identify and make potential acquisitions	$340,020	Nil	N/A
General and administration expenses	$50,000	$9,969	$40,031
Issuance costs	$69,980	$77,755	($7,775)

The variance in actual issuance expenditures as compared to the estimated costs is a result of additional legal, printing and agent expenses. The additional expenditure is not expected to impact the Issuer's ability to achieve its intended corporate objective of identifying and completing an approved Qualifying Transaction acquisition.

4. Liquidity and Solvency

As at June 30, 2001 the Issuer had working capital of $326,801, which is sufficient for the company to meet its ongoing obligations prior to completion of its subsequent Qualifying Transaction.

As described in detail in Subsequent Events, the Issuer acquired Rycor Technology Investments Corp. ("Rycor") on August 1, 2001 as its Qualifying Transaction. Rycor is in the business of commercializing medical technology for the treatment of Multiple Sclerosis As at July 31, 2001 Rycor had a working capital of approximately $10,00,000. The company is conducting a prospectus public offering for the sale of its securities. If the entire offering is sold, the Company will receive gross proceeds of approximately $8,250,000 which, when added to the working capital of $10,000,000 as at July 30, 2001 will total $18,250,000. It is anticipated that these funds will be sufficient for the company to meet its ongoing obligations.

02 SEP 16 AM 10:

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Quarter Ended September 30, 2001	Date of Report November 29, 2001

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-466-6791	780-413-7152

Contact Name	Contact Position	Contact Telephone No.
Kevin Giese	President	780-413-7152

Contact email address	website address
kgiese@biomsmedical.com	www.biomsmedical.com

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	Print Full Name	Date Signed
"Kevin A. Giese" Signed	Kevin A. Giese	November 29, 2001
Director's signature	Print Full Name	Date Signed
"Clifford D. Giese" Signed	Clifford D. Giese	November 29, 2001

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Financial Statements

For the Nine Months Ended

September 30, 2001

NOTICE TO READER

We have compiled the interim consolidated balance sheet of BioMS Medical Corp. as at September 30, 2001 and the interim consolidated statements of operations, deficit and cash flows for the nine months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
November 20, 2001

"Collins Barrow"
Signed
Chartered Accountants

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Balance Sheet

September 30, 2001

	September 30, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash	$ 10,092,936	$ 3,835,253
Accounts receivable	27,044	1,336,510
Prepaid expenses	44,124	---
Loan receivable	—	16,240
	10,164,104	5,188,003
Licensing costs (Note 4)	16,398,222	15,497,954
Capital assets (Note 5)	22,717	---
Organization costs	—	2,553
	$ 26,585,043	$ 20,688,510
LIABILITIES		
Current Liabilities		
Accounts payable	$ 50,903	$ 117,211
Loan payable	—	21,495
	50,903	138,706
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	30,504,509	9,463,849
Commitment to issue share capital	—	11,550,652
Deficit	(3,970,369)	(464,697)
	26,534,140	20,549,804
	$ 26,585,043	$ 20,688,510

Approved on behalf of the Board

"Clifford D. Giese"
Signed
Director

"Kevin A. Giese"
Signed
Director

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Operations

For the Nine Months Ended September 30, 2001

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,	
	2001	2000	2001	2000
Revenue				
Interest income	**$ 351,619**	$ ---	$ 102,312	$ ---
Expenses				
Research and development (Note 7)	**2,187,248**	---	259,175	---
Amortization of licensing costs	**1,253,039**	---	376,724	---
General and administrative (Note 7)	**413,398**	8,956	125,264	8,956
Amortization of capital assets	**3,606**	---	1,056	---
	3,857,291	8,956	762,219	8,956
Net loss	**$ (3,505,672)**	$ (8,956)	$ (659,907)	$ (8,956)
Loss per common shares - basic (Note 8)	**$ 0.30454**	$ ---	$ 0.02326	$ ---

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Deficit

For the Nine Months Ended September 30, 2001

	For the Nine Months Ended September 30,	
	2001	2000
Balance, beginning of period	**$ (464,697)**	$ ---
Net loss	**(3,505,672)**	(8,956)
Balance, end of period	**$ (3,970,369)**	$ (8,956)

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Cash Flows

For the Nine Months Ended September 30, 2001

	For the Nine Months Ended September 30,		For the Three Months Ended September 30,	
	2001	2000	2001	2000
Operating Activities				
Net (loss)	**$ (3,505,672)**	$ (8,956)	$ (659,907)	$ (8,956)
Items not involving cash:				
Amortization of licensing costs	**1,253,039**	---	376,724	---
Amortization of organization costs	**—**	401	---	401
Amortization of capital assets	**3,606**	---	1,056	---
Net change in non-cash working capital balances related to operations	**1,193,779**	(291)	(412,349)	(291)
Cash used in operating activities	**(1,055,248)**	(8,846)	(694,476)	(8,846)
Investing Activities				
Licensing costs	**(79,476)**	---	(160)	---
Purchase of capital assets	**(26,323)**	---	(725)	---
Cash provided by (used in) investing activities	**(105,799)**	---	(885)	---
Financing Activities				
Net proceeds from issuance of share capital	**18,969,382**	---	389,458	---
Advance from shareholder	**—**	8,846	---	8,846
Commitment to issue share capital	**(11,550,652)**	1,448,575	---	1,448,575
Cash provided by (used in) financing activities	**7,418,730**	1,457,421	389,458	1,457,421
Increase in cash	**6,257,683**	1,448,575	(305,903)	1,448,575
Cash, beginning of period	**3,835,253**	5	10,398,839	5
Cash, end of period	**$ 10,092,936**	$ 1,448,580	$ 10,092,936	$ 1,448,580

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Notes to the Interim Consolidated Financial Statements

September 30, 2001

---

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001.

The Corporation is a development stage company and, through its subsidiaries, has obtained an exclusive worldwide license to a new medical technology for the treatment of chronic progressive multiple sclerosis.

2. **Summary of Significant Accounting Policies**

These financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2000.

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Web Site Development Costs

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight-line basis commencing with the date of completion of development.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at September 30, 2001, no future income taxes have been reported.

2. **Summary of Significant Accounting Policies** (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Business Acquisitions**

Effective August 1, 2001, the Corporation acquired all the shares and related assets of Rycor Technology Investments Corp., a company holding an interest in certain licensing rights and conducting research and development activities relating to technology for the treatment of Multiple Sclerosis. The acquisition has been accounted for as a reverse takeover and accordingly includes the results of Rycor Technology Investments Corp. operations in these financial statements from January 1, 2001 and the results of BioMS Medical Corp operations since August 1, 2001. The acquisition was completed through the issuance of 38,431,289 shares from treasury.

Comparative figures have been changed to present the operations and financial position of Rycor Technology Investments Corp.

4. **Licensing Costs**

	September 30, 2001			December 31, 2000
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$17,660,897**	**$ 1,262,675**	**$16,398,222**	$15,497,954

5. **Capital Assets**

	September 30, 2001			December 31, 2000
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment	**$ 11,453**	**$ 2,557**	**$ 8,896**	$ ---
Web Site development costs	**15,500**	**1,679**	**13,821**	---
	$ 26,953	**$ 4,236**	**$ 22,717**	$ ---

6. **Share Capital**

Authorized:
100,000,000 common shares
100,000,000 preferred shares

Common shares issued:

	Number	Amount
Balance, December 31, 2000	1,600,000	$ 200,000
Issued pursuant to prior commitment to share capital	1,300,000	260,000
Issued for cash on exercise of agent's options	130,000	26,000
Reverse takeover by Rycor Technology Investments Corp. by shares exchanged on August 1, 2001	38,431,289	30,133,903
Issued for cash	208,064	258,792
Share issue costs		(374,186)
	41,669,353	$ 30,504,509

17,714,891 common shares issued are held in escrow at September 30, 2001. The escrowed shares will be released as to one third of the shares on each of January 27, 2002, July 27, 2002 and January 27, 2003.

The Corporation has granted to its directors, officers, employees and consultants options to purchase 1,059,500 common shares. 159,500 options are exercisable at $0.20 per common share and will expire on January 9, 2006. 900,000 options are exercisable at $2.50 per common share and will expire on July 23, 2006. 774,500 options are issued to directors and 285,000 options are issued to employees and consultants.

6. **Share Capital** (Continued)

The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation.

7. **Operating Expenses**

General and administration expenses consist primarily of office expenses, occupancy costs and management remuneration and expenses.

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of chronic progressive Multiple Sclerosis.

8. **Subsequent Events**

Yorkton Securities Inc. acted as agent for an offering (the "Offering") of 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common share purchase warrant (the "Offering Warrants"), each whole warrant Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $5.80 per share. A prospectus has been filed (the "Prospectus") in the Provinces of Alberta, British Columbia and Ontario. Yorkton was paid a cash commission of 8% of the gross proceeds from the sale of the Units and was issued 330,000 non-transferable share purchase warrants (the "Agent's Warrants").

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share.

9. **Loss Per Share**

Loss per common share have been allocated on the weighted average number of common shares outstanding for the period of 11,511,450 (June 30, 2001 - 2,845,414).

The effect of potential exercise of options is anti-dilutive at September 30, 2001 and is therefore not presented.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Quarter Ended September 30, 2001	Date of Report November 29, 2001

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-466-6791	780-413-7152
Contact Name	Contact Position		Contact Telephone No.	
Kevin Giese	President		780-413-7152	
Contact email address			website address	
kgiese@biomsmedical.com			www.biomsmedical.com	

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	Print Full Name	Date Signed
"Kevin A. Giese" Signed	Kevin A. Giese	November 29, 2001
Director's signature	Print Full Name	Date Signed
"Clifford D. Giese" Signed	Clifford D. Giese	November 29, 2001

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BioMS Medical Corp.

3rd Quarter - Ended September 30, 2001
BC Form 51-901F

Schedule B - Supplementary Information

1. Analysis of Expenses and Deferred Costs (for the third quarter ended September 30, 2001)

As at September 30, 2001, the Issuer was a development stage company. Details of expenses and deferred costs are contained in the financial statements.

2. Related Party Transactions (for the third quarter ended September 30, 2001)

As at September 30, 2001, there were no related party transactions.

3. Summary of Securities Issued and Options Granted (for the third quarter ended September 30, 2001)

Summary of Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
January 15, 2001 (1)	Common Shares	Public Offering	1,300,000	$0.20	$260,000	Cash	$26,000
March 13, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
June 4, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
August & September, 2001	Common Shares	Exercise of Options	130,500	$0.20	$26,100	Cash	Nil
August & September, 2001	Common Shares	Exercise of Warrants	77,564	$3.00	$232,692	Cash	Nil
August 1, 2001	Common Shares	Acquisition of Rycor Technology Investments Corp.	38,431,289	$0.78	$30,133,903	Shares of Rycor Technology Investments Corp.	

August & September, 2001	Common Shares	Exercise of Options	130,500	$0.20	$26,100	Cash	Nil
August & September, 2001	Common Shares	Exercise of Warrants	77,564	$3.00	$232,692	Cash	Nil

(1) Issued pursuant to a prospectus dated November 30, 2000.

Summary of Options granted:

Date of Grant (1)	Name of Optionee	Number of Options	Exercise Price	Expiry Date
January 10, 2001	Kevin A. Giese	72,500	$0.20	January 9, 2006
July 24, 2001		25,000	$2.50	July 23, 2006
January 10, 2001	Clifford D. Giese	43,500	$0.20	January 9, 2006
July 24, 2001		220,000	$2.50	July 23, 2006
January 10, 2001	Michael P. Kennedy	43,500	$0.20	January 9, 2006
July 24, 2001		25,000	$2.50	July 23, 2006
July 24, 2001	Randy Stroud	125,000	$2.50	July 23, 2006
July 24, 2001	Walter Stelmaschuk	50,000	$2.50	July 23, 2006
July 24, 2001	Ryan Giese	30,000	$2.50	July 23, 2006
July 24, 2001	Patrick W. Kelly	25,000	$2.50	July 23, 2006
July 24, 2001	926421 Alberta Ltd.	25,000	$2.50	July 23, 2006
July 24, 2001	Roberta Powell	20,000	$2.50	July 23, 2006
July 24, 2001	Colleen Smecko	10,000	$2.50	July 23, 2006
July 24, 2001	Laine M. Woollard	25,000	$2.50	July 23, 2006
July 24, 2001	Queensbury Ventures Inc.	195,000	$2.50	July 23, 2006
July 24, 2001	924927 Alberta Ltd.	125,000	$2.50	July 23, 2006

(4) Summary of Securities (as at the end of the reporting period dated June 30, 2001)

(a) Description of authorized share capital:

– 100,000,000 common shares without nominal or par value

- 100,000,000 preferred shares

(b) Number and recorded value for shares issued:
- 41,669,353 common shares are issued and outstanding, for total share issuance proceeds of $30,800,940 before shares issuance costs, and $30,504,509 after share issuance costs.

(c) Description of options, warrants and convertible securities outstanding:
- 159,500 directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.
- 615,000 directors and officers options, exercisable at $2.50, and expiring on July 23, 2006
- 285,000 employees and consultants options, exercisable at $2.50, and expiring on July 23, 2006
- 6,722,849 common share purchase warrants, exercisable at $3.00 on or before December 31, 2001 and at $4.00 on or before December 31, 2002.

(d) Number of each class of shares subject to escrow or pooling agreements:
- 17,714,891 of the common shares are subject to escrow.
- 21,000,000 of the issued common shares are subject to a pooling agreement.

(5) List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese	President, Chief Executive Officer, Director
Clifford D. Giese	Secretary, Chief Financial Officer, Director
Laine Woollard	Director
Michael P. Kennedy	Director

BioMS Medical Corp.

3rd Quarter - Ended September 30, 2001
BC Form 51-901F

Schedule C - Management Discussion and Analysis

1. Description of the Issuer's Business

BioMS Medical Corp. (formerly EPS Capital Corp.), a capital pool company on the CDNX. Pursuant to a Prospectus dated November 30, 2000 EPS completed an initial public offering of 1,300,000 common shares at a price of $0.20 per share, and issued shares on January 15, 2001. Its shares were listed for trading on the CDNX on March 21, 2001 under the trading symbol "ECC".

Effective February 16, 2001 EPS Capital Corp. ("EPS") entered into a letter of intent with Rycor Technology Investments Corp. ("Rycor") in respect of EPS making an offer to acquire Rycor. EPS and Rycor subsequently entered into an acquisition agreement dated April 24, 2001 providing for the terms and conditions of the offer, and on August 1, 2001 the transaction closed. This transaction was EPS's "Qualifying Transaction" as defined under CDNX Policy 2.4.

On July 30, 2001 the issuer changed its name to BioMS Medical Corp. ("BioMS"), and its trading symbol changed to "MS".

Upon completion of the Qualifying Transaction, BioMS commenced carrying on the business of Rycor. Rycor is in the business of commercializing medical technology fo the treatment of Multiple Sclerosis.

2. Discussion of Operations and Financial Condition

To September 30, 2001 the company had incurred total operating expenses of $3,857,291, including research and development expenses of $2,187,248 and general and administration expenses of $413,398. The company has incurred a loss of $3,505,672 for the nine months ended September 30, 2001.

The company issued 208,064 shares for proceeds of $258,792 during the period. The company had a working capital of $10,113,201 as at September 30, 2000.

On August 1, 2001, the company acquired Rycor Technology Investments Corp. by exchanging 38,431,289 common shares for all the issued and outstanding shares of that company. Rycor is in the business of commercializing medical technology for the treatment of Multiple Sclerosis.

3. Subsequent Events

Pursuant to an engagement letter (the "Engagement Letter") dated March 1, 2001, Yorkton agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common Share purchase warrant (the "Offering Warrants"), each whole Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $5.80 per share. The Offering was conducted by filing of the prospectus (the "Prospectus") in the Provinces of Alberta, British Columbia and Ontario. Yorkton was paid a cash commission of 8% of the gross proceeds from the sale of the Units and will be issued non-transferable share purchase warrants (the

" Agent's Warrants"). Each Agent's Warrant entitles Yorkton to purchase one unit (the " Agent's Units")

at a price of $2.50 per Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5,80 per share.

The corporation has granted further stock options to acquire up to 900,000 common shares at an exercise price of $2.50 per common share in conjunction with the closing of the Qualifying Transaction.

On July 30, 2001 the issuer changed its name to BioMS Medical Corp. The corporation was continued into the province of Alberta on July 31, 2001.

4. Financings, Principal Purposes and Milestones

Proceeds from the prior financing of BioMS Medical Corp. (formerly EPS Capital Corp.) were used for the purposes of making BioMS acquisition of Rycor Technology Investments Corp., which acquisition qualified as BioMS's Qualifying Transaction.

The variance in actual issuance expenditures as compared to the estimated costs is a result of additional legal, printing and agent expenses. The additional expenditure is not expected to impact the Issuer's ability to achieve its intended corporate objective of identifying and completing an approved Qualifying Transaction acquisition.

5. Liquidity and Solvency

As at September 30, 2001 the Issuer had working capital of $10,113, 201, which is sufficient for the company to meet its ongoing obligations.

02 SEP 16 AM 10:07

QUARTERLY REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Quarter Ended March 31, 2002	Date of Report May 30, 2002

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-408-3040	780-413-7152

Contact Name	Contact Position	Contact Telephone No.
Kevin Giese	President	780-413-7152

Contact email address	website address
kgiese@biomsmedical.com	www.biomsmedical.com

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	Print Full Name	Date Signed
"Clifford D. Giese" Signed	Clifford D. Giese	May 30, 2002
Director's signature	Print Full Name	Date Signed
"Laine Woollard" Signed	Laine Woollard	May 30, 2002

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BIOMS MEDICAL CORP.
(Unaudited - See Notice to Reader)
Interim Consolidated Financial Statements
For the Three Months Ended
March 31, 2002

NOTICE TO READER

We have compiled the interim consolidated balance sheet of BioMS Medical Corp. as at March 31, 2002 and the interim consolidated statements of operations, deficit and cash flows for the three months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
May 27, 2002

"Collins Barrow"
Signed
Chartered Accountants

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Balance Sheet

March 31, 2002

	March 31, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	**$ 24,125,490**	$ 25,799,445
Accounts receivable	**81,907**	63,837
Prepaid expenses	**70,303**	16,825
	24,277,700	25,880,107
Licensing costs (Note 3)	**15,850,086**	16,213,688
Capital assets (Note 4)	**54,640**	29,264
	$ 40,182,426	$ 42,123,059
LIABILITIES		
Current Liabilities		
Accounts payable	**$ 500,924**	$ 527,286
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	**46,837,732**	46,837,732
Deficit	**(7,156,230)**	(5,241,959)
	39,681,502	41,595,773
	$ 40,182,426	$ 42,123,059

Commitment (Note 10)

Approved on behalf of the Board

"Clifford D. Giese"	"Laine Woollard"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Operations

For the Three Months Ended March 31, 2002

	For the Three Months Ended March 31,	
	2002	2001
Revenue		
Interest income	**$ 111,702**	$ 123,798
Expenses		
Research and development (Note 6)	**1,411,484**	92,427
Amortization of licensing costs	**363,603**	333,585
General and administrative (Note 7)	**247,704**	55,722
Amortization of capital assets	**3,182**	143
	2,025,973	481,877
Net loss	**$ 1,914,271**	$ 358,079
Loss per common shares - basic (Note 8)	**$ 0.04**	$ ---

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Deficit

For the Three Months Ended March 31, 2002

	For the Three Months Ended March 31,	
	2002	2001
Balance, beginning of period	**$ 5,241,959**	$ 464,697
Net loss	**1,914,271**	358,079
Balance, end of period	**$ 7,156,230**	$ 822,776

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2002

	For the Three Months Ended March 31,	
	2002	2001
Operating Activities		
Net (loss)	**$ (1,914,271)**	$ (358,079)
Items not involving cash:		
Amortization of licensing costs	**363,603**	333,585
Amortization of capital assets	**3,182**	143
Net change in non-cash working capital balances related to operations	**(97,910)**	(120,922)
Cash used in operating activities	**(1,645,396)**	(145,273)
Investing Activities		
Goods and Services Tax recoverable	—	1,315,886
Licensing costs	—	(585,689)
Purchase of capital assets	**(28,559)**	---
Cash provided by (used in) investing activities	**(28,559)**	730,197
Financing Activities		
Sale of special warrants	—	6,991,052
Increase (decrease) in cash	**(1,673,955)**	7,575,976
Cash, beginning of period	**25,799,445**	3,835,253
Cash, end of period	**$ 24,125,490**	$11,411,229

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Notes to the Interim Consolidated Financial Statements

March 31, 2002

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation was continued into the province of Alberta on July 31, 2001. The Corporation changed its name to EPS Capital Corp. on February 9, 2001 and to BioMS Medical Corp. (BioMS) on July 30, 2001.

The Corporation is a development stage company and, through its subsidiaries, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis.

2. **Summary of Significant Accounting Policies**

These financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2001.

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Web Site Development Costs

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight-line basis commencing with the date of completion of development.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at March 31, 2002, no future income taxes have been reported.

2. **Summary of Significant Accounting Policies** (Continued)

Stock Based Compensation

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Licensing Costs**

	March 31, 2002			December 31, 2001
	Cost	Accumulated Amortization	Net	Net
Licensing costs	$ 17,665,286	$ 1,815,200	$ 15,850,086	$ 16,213,688

4. **Capital Assets**

	March 31, 2002			December 31, 2001
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 35,274	$ 4,982	$ 30,292	$ 16,218
Web Site development costs	15,500	3,230	12,270	13,046
Leasehold improvements	12,714	636	12,078	---
	$ 63,488	$ 8,848	$ 54,640	$ 29,264

5. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	Amount
BioMS Medical Corp.		
December 31, 2001		
Balance, beginning of year	2,900,000	$ 383,390
Reverse takeover by Rycor Technology Investments Corp.	38,431,289	30,104,917
Exercise of stock options and warrants	3,266,630	9,070,490
Issued for cash	3,300,000	8,250,000
Share issue costs	---	(971,065)
Balance, end of year	47,897,919	$ 46,837,732
March 31, 2002		
Balance, end of period	47,897,919	$ 46,837,732

QUARTERLY REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Quarter Ended March 31, 2002	Date of Report May 30, 2002

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-408-3040	780-413-7152
Contact Name	Contact Position		Contact Telephone No.	
Kevin Giese	President		780-413-7152	

Contact email address

kgiese@biomsmedical.com

website address

www.biomsmedical.com

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	Print Full Name	Date Signed
"Clifford D. Giese" Signed	Clifford D. Giese	May 30, 2002
Director's signature	Print Full Name	Date Signed
"Laine Woollard" Signed	Laine Woollard	May 30, 2002

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BioMS Medical Corp.

First Quarter Ended March 31, 2002
BC Form 51-901F

Schedule B - Supplementary Information

1. Analysis of Expenses and Deferred Costs (for the quarter ended March 31, 2002)

As at March 31, 2002, the Issuer was a development stage company. Details of expenses and deferred costs are contained in the financial statements.

2. Related Party Transactions (for the quarter ended March 31, 2002)

As at March 31, 2002, there were no related party transactions.

3. Summary of Securities Issued and Options Granted (for the three months ended March 31, 2002)

No securities were issued during the period.

Summary of Share Purchase Warrants issued:

No purchase warrants were issued during the period.

Summary of Options granted:

Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Clifford D. Giese	10,000	$2.97	March 24, 2007
Queensbury Ventures Inc.	10,000	$2.97	March 24, 2007
Laine M. Woollard	10,000	$2.97	March 24, 2007
Michael P. Kennedy	10,000	$2.97	March 24, 2007
Kjell Stenberg	25,000	$2.97	March 24, 2007
Consultants and employees	50,000	$2.97	March 24, 2007
John Wetherell	25,000	$2.97	March 24, 2007
Richard Brown	60,000	$2.97	March 24, 2007
924927 Alberta Ltd.	10,000	$2.97	March 24, 2007
Ryan Giese	10,000	$2.97	March 24, 2007
Colleen Smecko	5,000	$2.97	March 24, 2007

4. Summary of Securities (as at the end of the reporting period dated March 31, 2002)

(a) Description of authorized share capital:
- Unlimited number of Class A and B voting, common shares
- Unlimited number of Class C and D non-voting, common shares
- Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

(b) Number and recorded value for shares issued:
- 47,897,919 Class A common shares are issued and outstanding, for total share issuance proceeds of $47,885,407 before shares issuance costs, and $46,837,732 after share issuance costs.

(c) Description of options, warrants and convertible securities outstanding:
- 159,500 directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.
- 615,000 directors and officers options, exercisable at $2.50, and expiring on July 23, 2006
- 285,000 employees and consultants options, exercisable at $2.50, and expiring on July 23, 2006
- 3,804,033 common share purchase warrants, exercisable at $4.00 on or before December 31, 2002.
- 1,650,000 common share purchase warrants exercisable at $5,80 on or before October 22,2003
- 330,000 agents warrants exercisable at $2.50 on or before October 22, 2003 into one common share and one half of one warrant, each whole warrant exercisable into one common share at $5.80 on or before October 22, 2003
- 30,000 options exercisable at $5.75 on or before November 8, 2006
- 225,000 options exercisable at $2.97 on or before March 24, 2007

(d) Number of each class of shares subject to escrow or pooling agreements:
- 11,867,220 of the common shares are subject to escrow.
- 21,000,000 of the issued common shares are subject to a pooling agreement.

5. List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese	President, Chief Executive Officer, Director
Clifford D. Giese	Secretary, Chief Financial Officer, Director
Laine Woollard	Director
Dr. Kjell Stenberg	Director
Michael Kennedy	Secretary

BioMS Medical Corp.

First Quarter Ended March 31, 2002
BC Form 51-901F

Schedule C - Management Discussion and Analysis

1. Description of Business

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. To fund its operations, the Company relies upon the proceeds of public and private offerings of equity securities and interest income.

2. Discussion of Operations and Financial Condition

The consolidated net loss for the three months ended March 31, 2002 was $1.9 million or $0.04 per share as compared to $358,000 for the three months ended March 31, 2001. The increased loss in 2002 arises primarily from increased investment in research and development related to MBP8298.

Revenue

The Company reported interest revenue of $111,702 for the three month period ended March 31, 2002, as compared to $123,798 in the three months ended March 31, 2001. The Company expects that interest income will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Expenses

Total consolidated expenses for the three-months ended March 31, 2002 were $2,025,973 as compared to $481,877 in the three months ended March 31, 2001. The largest contributor to the increase in expenses was planned expenditures relating to the continued development of MBP8298.

Research and development

Research and development expenditures for the three-months ended March 31, 2002 totalled $1.4 million, as compared to $92,427 for the first quarter of the prior year. The costs consisted primarily of product development and consulting services expenditures relating to the development of MBP8298.

General and administration

General and administration expenditures totalled to $247,704 for the three-months ended March 31, 2002 as compared to $55,722 for the three months ended March 31, 2001. General and administration costs include costs for investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration and various other expenses relating to the operations and growth of the Company.

Investor Relations Consultants

The Company has entered into a contract with Equicom Group Inc. to provide investor relations services. The contract requires monthly payments of $8,000 for a one year period commencing November 1, 2001, and may be cancelled by either party upon sixty days notice.

The Company also granted Equicom 30,000 share options exercisable at $5.75 on or before November 8, 2006.

3. Subsequent Events

No material subsequent events have occurred.

Financing, Principal Purposes and Milestones

None.

4. Liquidity and Solvency

As at March 31, 2002 cash and short-term investments totalled $24.1 million, as compared to $25.8 million at December 31, 2001.

At March 31, 2002, the Company had working capital of $23,776,776, which is sufficient for the company to meet its ongoing obligations.

5. **Share Capital** (Continued)

	Number of Common Shares	Number of Warrants	Amount
Rycor Technology Investments Corp.			
December 31, 2001			
Balance, beginning of year	18,123,275	9,763,860	$ 21,014,501
Special warrants issued for cash	---	7,667,379	7,599,098
Conversion of special warrants to common shares	17,431,239	(17,431,239)	---
Common shares issued for acquisition of Rycor Corp.	2,876,775	---	1,524,691
Share issue costs	---	---	(33,373)
	38,431,289	---	$ 30,104,917

11,867,220 common shares issued are held in escrow at March 31, 2002. One half of the escrowed shares will be released on each of July 27, 2002 and January 27, 2003.

The Corporation has granted to its directors, officers, employees and consultants options to purchase 1,089,500 common shares. 159,500 options are exercisable at $0.20 per common share and will expire on January 9, 2006. 900,000 options are exercisable at $2.50 per common share and will expire on July 23, 2006. 30,000 options are exercisable at $5.75 per common share and will expire on November 8, 2006. 774,500 options are issued to directors and 315,000 options are issued to employees and consultants.

The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation.

The corporation has 3,804,033 outstanding share purchase warrants exercisable at $4.00 per share on or before December 31, 2002.

5. **Share Capital** (Continued)

On October 23, 2001, the corporation issued 1,650,000 Series A share purchase warrants entitling the holders to purchase up to an aggregate of 1,650,000 Class A common shares at the subscription price of $5.80 per share. The expiry date of the warrants is October 22, 2003.

On October 23, 2001, the corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2003. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $5.80 per share on or before October 22, 2003.

On March 25, 2002, the corporation also granted to directors, options to purchase 140,000 common shares, and granted to employees and consultants options to purchase 85,000 common shares, exercisable at $2.97 per common share expiring on March 24, 2007.

6. **Research and Development Expense**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

7. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

8. **Loss Per Share**

Loss per common share has been calculated on the weighted average number of common shares outstanding for the period of 47,897,919.

The effect of potential exercise of options is anti-dilutive at March 31, 2002 and is therefore not presented.

9. **Income Tax Losses**

The corporation has non-capital income tax losses in the amount of $5,139,819 in the aggregate, which were incurred for the following periods ended:

December 31, 2000	$ 659,307
December 31, 2001	3,017,429
March 31, 2002	1,463,083
	$ 5,139,819

These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to March 31, 2002.

10. **Commitment**

On August 1, 2000, the corporation entered into a licensing agreement to cover certain related patent claims. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

11. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at March 31, 2002, there are no significant differences between the carrying amounts of these items and their estimated fair values.

12. **Comparative Figures**

Effective August 1, 2001, the Corporation acquired all the shares and related assets of Rycor Technology Investments Corp., a company holding an interest in certain licensing rights and conducting research and development activities relating to technology for the treatment of Multiple Sclerosis. The acquisition has been accounted for as a reverse takeover and accordingly includes the results of Rycor Technology Investments Corp. operations in these financial statements from January 1, 2001 and the results of BioMS Medical Corp operations since August 1, 2001. The acquisition was completed through the issuance of 38,431,289 shares from treasury.

12. **Comparative Figures** (Continued)

Comparative figures have been changed to present the operations and financial position of Rycor Technology Investments Corp. The capital structure is different from the capital structure appearing in the comparative financial statements for Rycor due to the application of reverse takeover accounting. As a result, earnings per share information is not considered meaningful for the year ended March 31, 2001.

Effective March 1, 2001, Rycor Technology Investments Corp. acquired all the shares and related assets of Rycor Corp., a company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has been accounted for by the purchase method of accounting and, accordingly, includes the results of Rycor Corp. operations in these financial statements from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

QUARTERLY REPORT

BC FORM 51-901F
(previously Form 61)

02 SEP 13 AM 10:07

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Quarter Ended June 30, 2002	Date of Report August 29, 2002

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-408-3040	780-413-7152
Contact Name	Contact Position		Contact Telephone No.	
Kevin Giese	President		780-413-7152	
Contact email address			website address	
kgiese@biomsmedical.com			www.biomsmedical.com	

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature "Clifford D. Giese" Signed	Print Full Name Clifford D. Giese	Date Signed August 29, 2002
Director's signature "Kevin A. Giese" Signed	Print Full Name Kevin A. Giese	Date Signed August 29, 2002

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BioMS Medical Corp.

Second Quarter Ended June 30, 2002
BC Form 51-901F

Schedule B - Supplementary Information

1. Analysis of Expenses and Deferred Costs (for the second quarter ended June 30, 2002)

   As at June 30, 2002, the Issuer was a development stage company. Details of expenses and deferred costs are contained in the financial statements.

2. Related Party Transactions (for the second quarter ended June 30, 2002)

   As at June 30, 2002, there were no related party transactions.

3. Summary of Securities Issued and Options Granted (for the six months ended June 30, 2002)

   No securities were issued during the period.

Summary of Share Purchase Warrants issued:

No purchase warrants were issued during the period.

Summary of Options granted:

Granted March 25, 2002

Name of Optionee	No. of Optioned Shares	Exercise Price	Expiry Date
Clifford D. Giese	10,000	$2.97	March 24, 2007
Queensbury Ventures Inc.	10,000	$2.97	March 24, 2007
Laine M. Woollard	10,000	$2.97	March 24, 2007
Michael P. Kennedy	10,000	$2.97	March 24, 2007
Kjell Stenberg	25,000	$2.97	March 24, 2007
Consultants and employees	50,000	$2.97	March 24, 2007
John Wetherell	25,000	$2.97	March 24, 2007
Richard Brown	60,000	$2.97	March 24, 2007
924927 Alberta Ltd.	10,000	$2.97	March 24, 2007
Ryan Giese	10,000	$2.97	March 24, 2007
Colleen Smecko	5,000	$2.97	March 24, 2007

4. Summary of Securities (as at the end of the reporting period dated June 30, 2002)

(a) Description of authorized share capital:

Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

(b) Number and recorded value for shares issued:

47,897,919 Class A common shares are issued and outstanding, for total share issuance proceeds of $47,885,407 before shares issuance costs, and $46,837,732 after share issuance costs.

(c) Description of options, warrants and convertible securities outstanding:

159,500 directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.
615,000 directors and officers options, exercisable at $2.50, and expiring on July 23, 2006
285,000 employees and consultants options, exercisable at $2.50, and expiring on July 23, 2006
3,804,033 common share purchase warrants, exercisable at $4.00 on or before December 31, 2002.
1,650,000 common share purchase warrants exercisable at $5,80 on or before October 22,2003
330,000 agents warrants exercisable at $2.50 on or before October 22, 2003 into one common share and one half of one warrant, each whole warrant exercisable into one common share at $5.80 on or before October 22, 2003
30,000 options exercisable at $5.75 on or before November 8, 2006
225,000 options exercisable at $2.97 on or before March 24, 2007

(d) Number of each class of shares subject to escrow or pooling agreements:

11,867,220 of the common shares are subject to escrow.
21,000,000 of the issued common shares are subject to a pooling agreement.

5. List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese	President, Chief Executive Officer, Director
Clifford D. Giese	Chief Financial Officer, Director
Laine Woollard	Director
Dr. Kjell Stenberg	Director
John Wetherell	Director
Michael Kennedy	Secretary

BioMS Medical Corp.

Second Quarter Ended June 30, 2002
BC Form 51-901F

Schedule C - Management Discussion and Analysis

1. Description of Business

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. To fund its operations, the Company relies upon the proceeds of public and private offerings of equity securities and interest income.

2. Discussion of Operations and Financial Condition

The consolidated net loss for the six months ended June 30, 2002 was $3.5 million or $0.074 per share. The loss for the three months ended June 30, 2002, was $1.6 million as compared to $1.9 million for the three months ended March 31, 2002. The decreased loss in the three months ended June 30, 2002, arises primarily from decreased investment in research and development related to MBP8298.

Revenue

The Company reported interest revenue of $240,303 for the six month period ended June 30, 2002. The Company expects that interest income will continue to fluctuate in relation to prevailing interest rates and amounts of funds invested.

Expenses

Total consolidated expenses for the six months ended June 30, 2002 were $3,762,287. The largest expense was planned expenditure relating to the continued development of MBP8298.

Research and development

Research and development expenditures for the six months ended June 30, 2002 totalled $2.3 million. Research and development expenditures for the three months ended June 30, 2002, were $884,775, and $1.4 million for the three months ended March 31, 2002. The costs consisted primarily of product development and consulting services expenditures relating to the development of MBP8298, which have decreased in the second quarter of 2002 due to the completion of some phases of testing.

General and administration

General and administration expenditures totalled to $729,574 for the six months ended June 30, 2002. General and administration costs include costs for investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration and various other expenses relating to the operations and growth of the Company.

Investor Relations Consultants

The Company has entered into a contract with Equicom Group Inc. to provide investor relations services. The contract requires monthly payments of $8,000 for a one year period commencing November 1, 2001, and may be cancelled by either party upon sixty days notice.

The Company also granted Equicom 30,000 share options exercisable at $5.75 on or before November 8, 2006.

Comparative Figures

Comparative figures are not available for the period ended June 30, 2001.

3. Subsequent Events

As at August 21, 2002, the common shares of the Company have been conditionally approved for listing on the Toronto Stock Exchange, subject to BioMS fulfilling all the requirements of the Toronto Stock Exchange.

Financing, Principal Purposes and Milestones

None.

4. Liquidity and Solvency

As at June 30, 2002 cash and short-term investments totalled $22.7 million, as compared to $25.8 million at December 31, 2001.

At June 30, 2002, the Company had working capital of $22,537,038, which is sufficient for the company to meet its ongoing obligations.

QUARTERLY REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Quarter Ended June 30, 2002	Date of Report August 29, 2002

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-408-3040	780-413-7152

Contact Name	Contact Position	Contact Telephone No.
Kevin Giese	President	780-413-7152

Contact email address	website address
kgiese@biomsmedical.com	www.biomsmedical.com

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	Print Full Name	Date Signed
"Clifford D. Giese" Signed	Clifford D. Giese	August 29, 2002
Director's signature	Print Full Name	Date Signed
"Kevin A. Giese" Signed	Kevin A. Giese	August 29, 2002

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BIOMS MEDICAL CORP.
(Unaudited - See Notice to Reader)
Interim Consolidated Financial Statements
June 30, 2002

NOTICE TO READER

We have compiled the interim consolidated balance sheet of BioMS Medical Corp. as at June 30, 2002 and the interim consolidated statements of operations, retained earnings and cash flows for the six months then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Edmonton, Alberta
August 1, 2002

"Collins Barrow"
Signed
Chartered Accountants

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Balance Sheet

June 30, 2002

	June 30, 2002	December 31, 2001
ASSETS		
Current Assets		
Cash	**$ 22,725,098**	$ 25,799,445
Amounts receivable	**152,956**	63,837
Prepaid expenses	**53,511**	16,825
	22,931,565	25,880,107
Licensing costs (Note 4)	**15,482,945**	16,213,688
Capital assets (Note 5)	**53,806**	29,264
	$ 38,468,316	$ 42,123,059
LIABILITIES		
Accounts payable	**$ 394,527**	$ 527,286
SHAREHOLDERS' EQUITY		
Share capital (Note 6)	**46,837,732**	46,837,732
Deficit	**(8,763,943)**	(5,241,959)
	38,073,789	41,595,773
	$ 38,468,316	$ 42,123,059

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Operations

For the Six Months Ended June 30, 2002

	For the Six Months Ended June 30, 2002	For the Three Months Ended June 30, 2002
Revenue		
Interest income	**$ 240,303**	$ 128,601
Expenses		
Research and development	**2,296,259**	884,775
Amortization of licensing costs	**730,743**	367,140
General and administrative	**729,574**	481,867
Amortization of capital assets	**5,711**	2,529
	3,762,287	1,736,314
Net loss	**$ 3,521,984**	$ 1,607,713
Loss per common share - basic (Note 9)	**$ 0.07**	$ 0.03

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Deficit

For the Six Months Ended June 30, 2002

Balance, beginning of period	$ 5,241,959
Net loss	3,521,984
Balance, end of period	$ 8,763,943

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Interim Consolidated Statement of Cash Flows

For the Six Months Ended June 30, 2002

	For the Six Months Ended June 30, 2002	For the Three Months Ended June 30, 2002
Operating Activities		
Net loss	**$ (3,521,984)**	$ (1,607,713)
Items not involving cash:		
Amortization of licensing costs	**730,743**	367,140
Amortization of capital assets	**5,711**	2,529
Net change in non-cash working capital balances related to operations (Note 10)	**(258,564)**	(160,653)
Cash used in operating activities	**(3,044,094)**	(1,398,697)
Investing Activities		
Purchase of capital assets	**(30,253)**	(1,695)
Increase (decrease) in cash	**(3,074,347)**	(1,400,392)
Cash, beginning of period	**25,799,445**	24,125,490
Cash, end of period	**$ 22,725,098**	$ 22,725,098

BIOMS MEDICAL CORP.

(Unaudited - See Notice to Reader)

Notes to the Interim Consolidated Financial Statements

June 30, 2002

---

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation was continued into the province of Alberta on July 31, 2001. The Corporation changed its name to EPS Capital Corp. on February 9, 2001 and to BioMS Medical Corp. (BioMS) on July 30, 2001.

The Corporation is a development stage company and, through its subsidiaries, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis.

2. **Summary of Significant Accounting Policies**

These financial statements should be read in conjunction with the annual financial statements for the year ended December 31, 2001.

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Web Site Development Costs

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight-line basis commencing with the date of completion of development.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet Canadian generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards.

2. **Summary of Significant Accounting Policies** (Continued)

Revenue Recognition

Interest income is recognized when earned under the terms of the respective agreements.

Stock Based Compensation

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Change in Accounting Policy**

Effective January 1, 2002, the corporation has prospectively adopted the new CICA Handbook recommendations with respect to the accounting for stock-based compensation and stock-based payments. The recommendations require the stock-based awards to non-employees and awards that are direct awards of stock, or call for settlement in cash or other assets, be accounted for at fair value.

The recommendations encourage the use of the fair value based method for all employee stock-based compensation plans, but other methods of accounting are permitted.

The corporation has elected to account for stock options issued to employees and directors by the intrinsic method. Compensation expense, if any, is measured as the difference between the fair value of the stock and the exercise price of the stock option at the grant date.

4. **Licensing Costs**

	June 30, 2002			December 31, 2001
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,665,286**	**$ 2,182,341**	**$ 15,482,945**	$ 16,213,688

5. **Capital Assets**

	June 30, 2002			December 31, 2001
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment	**$ 36,969**	**$ 6,101**	**$ 30,868**	$ 16,218
Web Site development costs	**15,500**	**4,004**	**11,496**	13,046
Leasehold improvements	**12,714**	**1,272**	**11,442**	---
	$ 65,183	**$ 11,377**	**$ 53,806**	$ 29,264

6. **Share Capital**

Authorized:
Unlimited number of Class A and B voting, common shares
Unlimited number of Class C and D non-voting, common shares
Unlimited number of Class E, F, G, H and I non-voting, redeemable, retractable, preferred shares

Class A common shares issued:

	Number of Common Shares	**Amount**
BioMS Medical Corp.		
December 31, 2001		
Balance, beginning of year	2,900,000	$ 383,390
Reverse takeover by Rycor Technology Investments Corp.	38,431,289	30,104,917
Exercise of stock options and warrants	3,266,630	9,070,490
Issued for cash	3,300,000	8,250,000
Share issue costs	---	(971,065)
Balance, end of year	47,897,919	$ 46,837,732
June 30, 2002		
Balance, end of period	47,897,919	$ 46,837,732

6. **Share Capital** (Continued)

	Number of Common Shares	Number of Warrants	Amount
Rycor Technology Investments Corp.			
December 31, 2001			
Balance, beginning of year	18,123,275	9,763,860	$ 21,014,501
Special warrants issued for cash	---	7,667,379	7,599,098
Conversion of special warrants to common shares	17,431,239	(17,431,239)	---
Common shares issued for acquisition of Rycor Corp.	2,876,775	---	1,524,691
Share issue costs	---	---	(33,373)
	38,431,289	---	$ 30,104,917

11,867,220 common shares issued are held in escrow at June 30, 2002. One half of the escrowed shares will be released on each of July 27, 2002 and January 27, 2003.

The corporation has granted share purchase options and warrants as follows:

	Number of Options
December 31, 2001:	
Outstanding, beginning of year	---
Granted during the year	9,680,163
Exercised during the year	(3,136,630)
Outstanding, end of year	6,543,533
June 30, 2002	
Granted	225,000
Outstanding, end of period	6,768,533

6. **Share Capital** (Continued)

1,190,000 of the options granted during 2001 were granted by Rycor Technology Investment Corp.

Options and warrants exercisable at June 30, 2002:

Exercise Price	Number of Exercisable Options and Warrants	Expiry Date
Options		
$0.20	159,000	January 9, 2006
$2.50	900,000	July 23, 2006
$5.75	30,000	November 8, 2006
$2.97	225,000	March 24, 2007
Warrants		
$4.00	3,804,033	December 31, 2002
$5.80	1,650,000	October 22, 2003

The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation. At June 30, 2002, 4,000,000 common shares were reserved for stock options.

In addition to the above options and warrants, on October 23, 2001, the corporation issued agent's warrants entitling the holder to purchase up to 330,000 units at the subscription price of $2.50 per unit on or before October 22, 2003. Each unit consists of one Class A common share and one half of one share purchase warrant. Each whole share purchase warrant entitles the holder to purchase one Class A common share at the subscription price of $5.80 per share on or before October 22, 2003.

6. **Share Capital** (Continued)

Stock Based Compensation

Had the corporation determined compensation costs based on the fair value at the date of grant for stock options granted in 2002, net loss and loss per share would have increased to the following pro forma amounts:

	Six Months Ended January 31, 2002	Three Months Ended June 30, 2002
Net loss - as reported	**$ 3,521,984**	$ 1,607,713
Net loss - pro forma	**$ 3,923,159**	$ 2,008,888
Loss per common share - basic - as reported	**$ 0.07**	$ 0.03
Loss per common share - basic - pro forma	**$ 0.08**	$ 0.04

The fair value of stock options granted during the six month period ended June 30, 2002 was $1.78, based on the date of grant, using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.0%, expected life of 5.0 years and expected volatility of 44%.

7. **Research and Development Expense**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

8. **General and Administrative Expenses**

General and administrative expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

9. **Loss Per Share**

Loss per common share has been calculated on the weighted average number of common shares outstanding for the period of 47,897,919.

The effect of potential exercise of options and warrants is anti-dilutive at June 30, 2002 and is therefore not presented.

10. **Non-Cash Working Capital Balances**

The net change in non-cash working capital balances consists of:

	For the Six Months Ended June 30, 2002	For the Three Months Ended June 30, 2002
Amounts receivable	**$ (89,119)**	$ (71,049)
Prepaid expenses	**(36,686)**	16,792
Accounts payable	**(132,759)**	(106,396)
	$ (258,564)	$ (160,653)

11. **Income Tax Losses**

The corporation has non-capital income tax losses in the amount of $6,370,265 in the aggregate, which were incurred for the following periods ended:

December 31, 2000	$ 659,307
December 31, 2001	3,017,429
June 30, 2002	2,693,529
	$ 6,370,265

These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to June 30, 2002.

12. **Temporary Differences**

The following temporary differences may result in a future income tax benefit:

Difference between book valued and tax value of capital assets	$ 5,387,260
Income tax losses	6,370,265
	$ 11,757,525

12. **Temporary Differences** (Continued)

Future tax asset	$ 4,480,792

Due to the uncertainty surrounding the realization of the future income tax benefits at June 30, 2002, no future income tax assets have been recorded.

13. **Commitment**

On August 1, 2000, the corporation entered into a licensing agreement to cover certain related patent claims. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

14. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at June 30, 2002, there are no significant differences between the carrying amounts of these items and their estimated fair values.

15. **Interest Rate Risk**

The corporation has reduced its exposure to interest rate risk by holding short term deposits.

16. **Comparative Figures**

Effective August 1, 2001, the Corporation acquired all the shares and related assets of Rycor Technology Investments Corp., a company holding an interest in certain licensing rights and conducting research and development activities relating to technology for the treatment of Multiple Sclerosis. The acquisition has been accounted for as a reverse takeover and accordingly includes the results of Rycor Technology Investments Corp. operations in these financial statements from January 1, 2001 and the results of BioMS Medical Corp operations since August 1, 2001. The acquisition was completed through the issuance of 38,431,289 shares from treasury.

16. **Comparative Figures** (Continued)

Comparative figures are not available for Rycor Technology Investments Corp. for the period ended June 30, 2002. As a result, comparative statements for the comparable interim period of the immediately preceding fiscal year have not been presented for the interim consolidated statements of operations, deficit and cash flows as is recommended by the CICA Handbook section 1751.

Effective March 1, 2001, Rycor Technology Investments Corp. acquired all the shares and related assets of Rycor Corp., a company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has been accounted for by the purchase method of accounting and, accordingly, includes the results of Rycor Corp. operations in these financial statements from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer	*For Quarter Ended*	*Date of Report YY/MM/DD*
EPS Capital Corp.	**December 31, 2000**	**01/05/17**

Issuer Address

6030 – 88th Street

City	*Province*	*Postal Code*	*Issuer Fax No.*	*Issuer Telephone No.*
Edmonton	**Alberta**	**T6E 6G4**	**(780) 466 6791**	**(780) 4487230**

Contact Name	*Contact Position*	*Contact Telephone No.*
Kevin A. Giese	**President**	**(780) 4487230**

Contact E-mail Address	*Website Address*
kgiese@rycortech.com	**www.epscapital.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

DIRECTOR'S SIGNATURE	*PRINT FULL NAME*	*DATE SIGNED YY/MM/DD*
"Clifford D. Giese"	**Clifford D. Giese**	**01/05/17**
DIRECTOR'S SIGNATURE	*PRINT FULL NAME*	*DATE SIGNED YY/MM/DD*
"Kevin A. Giese"	**Kevin A. Giese**	**01/05/17**

Incorporated as part of:

X Schedule A

Schedules B & C

EPS CAPITAL CORP.
Balance Sheet
December 31, 2000

AUDITORS' REPORT

To the Board of Directors of
EPS Capital Corp.

We have audited the balance sheet of EPS Capital Corp. as at December 31, 2000. This financial statement is the responsibility of the corporations's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the corporation as at December 31, 2000 in accordance with Canadian generally accepted accounting principles.

"Collins Barrow"
Signed
Chartered Accountants

Edmonton, Alberta
April 12, 2001

EPS CAPITAL CORP.

Balance Sheet

December 31, 2000

ASSETS		
Current Assets		
Cash	$	419,097
LIABILITIES		
Accounts payable	$	35,707
SHAREHOLDERS' EQUITY		
Share capital (Note 2)		383,390
	$	419,097

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

EPS CAPITAL CORP.

Notes to the Balance Sheet

December 31, 2000

1. **Incorporation**

The corporation was incorporated pursuant to the Company Act (British Columbia) on December 15, 1998 as 576693 BC Ltd. and changed its name to EPS Capital Corp. on February 9, 2000. To December 31, 2000, there have been no operations. The corporation is a Capital Pool Company as defined in Listings Policy 2.4 of the Canadian Venture Exchange.

2. **Share Capital**

Authorized:
100,000,000 common shares
100,000,000 preferred shares

	Number	Amount
Common shares issued for cash	1,600,000	$ 200,000
Commitment to issue common shares	1,300,000	260,000
		460,000
Share issue costs		76,610
		$ 383,390

1,600,000 common shares issued are held in escrow and will be released from escrow as follows:

10% of the shares following issuance by the Canadian Venture exchange of a final notice accepting a Qualifying Transaction;
15% of the shares 6 months following the initial release;
15% of the shares 12 months following the initial release;
15% of the shares 18 months following the initial release;
15% of the shares 24 months following the initial release;
15% of the shares 30 months following the initial release;
15% of the shares 36 months following the initial release;

In the event the Corporation becomes listed on Tier 1 of the Canadian Venture Exchange, 25% of the escrowed shares will be released following issuance of the Final Exchange Notice and 25% released on each of 6, 12 and 18 months thereafter.

If a qualifying transaction is not completed, the shares will not be released from escrow.

The 1,300,000 common shares for which cash was received and subscriptions accepted by the Corporation prior to the balance sheet date were issued January 15, 2001.

2. **Share Capital** (Continued)

The Corporation has granted to its directors and officers options to purchase 290,000 common shares at $0.20 per common share. The stock options are non transferable and will expire at the earlier of January 9, 2006 or one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. All shares acquired on exercise of the options before the completion of the Qualifying Transaction shall be subject to escrow until the issuance of the Final Exchange Notice of a Qualifying Transaction.

The Corporation appointed Yorkton Securities Inc. as its agent in connection with the offer to sell 1,300,000 common shares of the Corporation for $0.20 per share. The agent was granted options to acquire 130,000 common shares at $0.20 per share. On March 13, 2001, one half of the options were exercised to purchase 65,000 common shares. A total of 50% of the common shares issuable upon exercise of the agent's options may be sold by the agent prior to the completion of the Qualifying Transaction. The remaining 50% may only be sold after completion of the Qualifying Transaction. The remaining 65,000 options will, if unexercised, expire September 20, 2001.

3. **Subsequent Events**

The Corporation and Rycor Technology Investments Corp. (Rycor), a company holding an exclusive worldwide licence to new medical technology for the treatment of chronic progressive multiple sclerosis, have entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, of all issued and outstanding securities in the capital of Rycor (the "Offer").

Pursuant to the Acquisition Agreement, EPS has agreed to make the Offer to purchase all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares will be exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants will be exchanged for one Common Share of EPS;

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants will be exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common share until 4:30 p.m. (Edmonton time) on December 31, 2002.

3. **Subsequent Events** (continued)

Yorkton Securities Inc. has agreed to act as sponsor in connection with the Qualifying Transaction and has also agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common share purchase warrant (the "Offering Warrants"), each whole warrant Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year. The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta and British Columbia, although a portion of the Offering may be sold as special warrants (the "Offering Special Warrants") on a non-brokered basis. Each Offering Special Warrant will entitle the holder to acquire one Unit on exercise or deemed exercise of the Offering Special Warrants and the issuance of the Units on exercise or deemed exercise of the Offering Special Warrants will be qualified for distribution under the Prospectus. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and 2% of the gross proceeds from the sale of the Offering Special Warrants and will be issued non-transferable share purchase warrants (the "Agents Warrants") equal to 10% of the number of Units sold and equal to 2% of the number of Offering Special Warrants sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $3.50 per Common share during the first year and at a price of $4.50 per Common share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).

The Corporation intends to issue further stock options to acquire up to 900,000 Common Shares at an exercise price of $2.50 per Common Share in conjunction with the closing of the Qualifying Transaction. These options will be allocated at the discretion of the directors of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries.

These options will be non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or if the Corporation is classified as a Tier II Issuer on the CDNX, 90 days after ceasing to be a director or officer for any reason other than death. Options granted to certain optionees may contain vesting provisions at the discretion of the directors of the Corporation.

QUARTERLY AND YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer	*For Quarter Ended*	*Date of Report YY/MM/DD*
EPS Capital Corp.	**December 31, 2000**	**01/05/17**

Issuer Address				
6030 – 88th Street				
City	*Province*	*Postal Code*	*Issuer Fax No.*	*Issuer Telephone No.*
Edmonton	**Alberta**	**T6E 6G4**	**(780) 466 6791**	**(780) 4487230**

Contact Name	*Contact Position*	*Contact Telephone No.*
Kevin A. Giese	**President**	**(780) 4487230**

Contact E-mail Address	*Website Address*
kgiese@rycortech.com	**www.epscapital.com**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

DIRECTOR'S SIGNATURE	*PRINT FULL NAME*	*DATE SIGNED YY/MM/DD*
"Clifford D. Giese"	**Clifford D. Giese**	**01/05/17**
DIRECTOR'S SIGNATURE	*PRINT FULL NAME*	*DATE SIGNED YY/MM/DD*
"Kevin A. Giese"	**Kevin A. Giese**	**01/05/17**

Incorporated as part of:

__________ Schedule A

X Schedules B & C

A/007248000/4553.1

Schedule B - Supplementary Information

1. Analysis of Expenses and Deferred Costs (for the period ended December 31, 2000)

As at December 31, 2000 the Issuer was a development stage company. Details of expenses and deferred costs, if any, are contained in the financial statements.

2. Related Party Transactions (for the period ended December 31, 2000)

As at December 31, 2000 there were no related party transactions.

3. Summary of Securities Issued and Options Granted (for the period ended December 31, 2000)

Summary of Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
August 31, 2000	Common Shares	Private Placement	1,200,000	$0.10	$120,000	Cash	Nil
August 31, 2000	Common Shares	Private Placement	400,000	$0.20	$ 80,000	Cash	Nil
January 15, 2001 (1)	Common Shares	Public Offering	1,300,000	$0.20	$260,000	Cash	$26,000

(1) Issued pursuant to a prospectus dated November 30, 2000.

Summary of Options granted:

Date of Grant [1]	Name of Optionee	Number of Options	Exercise Price	Expiry Date
January 10, 2001	Kevin A. Giese	72,500	$0.20	January 9, 2006
January 10, 2001	Clifford D. Giese	43,500	$0.20	January 9, 2006
January 10, 2001	Ronald E. Ticknor	43,500	$0.20	January 9, 2006
January 10, 2001	Patrick W. Kelly	43,500	$0.20	January 9, 2006
January 10, 2001	Robert K. O'Toole	43,500	$0.20	January 9, 2006
January 10, 2001	Michael P. Kennedy	43,500	$0.20	January 9, 2006
January 10, 2001	Yorkton Securities Inc.	130,000	$0.20	September 20, 2002

(1) Options were reserved for optionee during the reporting period ended December 31, 2000.

4. Summary of Securities (as at the end of the reporting period ended December 31, 2000)

(a) Description of authorized share capital:

- 100,000,000 common shares without nominal or par value
- 100,000,000 preferred shares

(b) Number and recorded value for shares issued:

- 2,900,000 common shares are issued and outstanding, for total share issuance proceeds of $460,000 before share issuance costs, and $383,390 after share issuance costs. The shares issued during the period were as follows: 1,200,000 common shares issued at $0.10 pursuant to a private placement dated August 31, 2000; 400,000 common shares issued at $0.20 pursuant to a private placement dated August 31, 2000; and 1,300,000 common shares issued at $0.20 pursuant to prospectus dated November 30, 2000.

(c) Description of options, warrants and convertible securities outstanding:

- 290,000 options reserved as directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.
- 130,000 options reserved as agent options, exercisable at $0.20, and expiring on September 20, 2002.

(d) Number of each class of shares subject to escrow or pooling agreements:

- 1,600,000 of the common shares are subject to escrow.

5 List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese	President, Chief Executive Officer, Director
Clifford D. Giese	Secretary, Chief Financial Officer, Director
Patrick W. Kelly	Director
Ronald E. Ticknor	Director
Robert K. O'Toole	Director
Michael P. Kennedy	Director

EPS CAPITAL CORP.

Schedule C - Management Discussion and Analysis

1. Description of the Issuer's Business

EPS Capital Corp. is classified as a capital pool company on the CDNX. Pursuant to a Prospectus dated November 30, 2000 EPS completed an initial public offering of 1,300,000 common shares at a price of $0.20 per share, and issued shares on January 15, 2001. Its shares were listed for trading on the CDNX on March 21, 2001 under the trading symbol "ECC".

Effective February 16, 2001 EPS entered into a letter of intent with Rycor Technology Investments Corp. ("Rycor") in respect of EPS making an offer to acquire Rycor, which transaction is intended to be EPS's "Qualifying Transaction" as defined under CDNX Policy 2.4. EPS and Rycor subsequently entered into an acquisition agreement dated April 24, 2001 providing for the terms and conditions of the offer and Qualifying Transaction. Upon completion of the Qualifying Transaction, EPS will carry on the business of Rycor. Rycor is in the business of commercializing medical technology for the treatment of Multiple Sclerosis.

2. Discussion of Operations and Financial Condition

As at December 31, 2000 the Company had no operations.

The company issued 2,900,000 shares for gross proceeds of $460,000 during the period. After share issuance costs, the company had a working capital of $383,390 as at December 31, 2000.

The company has subsequently entered into an agreement for the acquisition of Rycor Technology Investments Corp., which transaction is subject to regulatory approval, and is disclosed in "Subsequent Events".

3. Subsequent Events

The Issuer and Rycor, a company holding an exclusive worldwide license to new medical technology for the treatment of chronic progressive multiple sclerosis, have entered into an acquisition agreement dated April 24, 2001 to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, pursuant to a securities exchange take-over bid circular to be filed in Alberta and elsewhere, of all issued and outstanding securities in the capital of Rycor.

Pursuant to the acquisition agreement, EPS has agreed to make the offer to purchase all of the securities of Rycor, including its common shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) Each of the 21,000,050 issued and outstanding Rycor common shares will be exchanged for one common share of EPS (the "Common Shares") at a deemed price of $0.72 per Common Share;

(b) Each of the 10,621,076 Rycor Series A Special Warrants will be exchanged for one Common Share at a deemed price of $0.72 per Common Share;

(c) Each of the 6,810,163 Rycor Series B Special Warrants will be exchanged for one Common Share at a deemed price of $0.72 per Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of 3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m. (Edmonton time) on December 31, 2002

Pursuant to an engagement letter (the "Engagement Letter") dated March 1, 2001, Yorkton has agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common Share purchase warrant (the "Offering Warrants"), each whole Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta and British Columbia, although a portion of the Offering may be sold as special warrants (the "Offering Special Warrants") on a non-brokered basis. Each Offering Special Warrant will entitle the holder to acquire one Unit on exercise or deemed exercise of the Offering Special Warrants and the issuance of the Units on exercise or deemed exercise of the Offering Special Warrants will be qualified for distribution under the Prospectus. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and 2% of the gross proceeds form the sale of the Offering Special Warrants, and will be issued non-transferable share purchase warrants (the "Agent's Warrants") equal to 10% of the number of Units sold and equal to 2% of the number of Offering Special Warrants sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $3.50 per Common Share during the first year and at a price of $4.50 per Common Share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).

4. Financings, Principal Purposes and Milestones

Use of Proceeds from Financings:

Financings	Amount		
Gross proceeds from private placements and public financing	$460,000		
Purpose	**Estimated Cost**	**Actual Expenditure**	**Variance**
Costs to identify and make potential acquisitions	$340,020	Nil	N/A
General and administration expenses	$50,000	Nil	N/A
Issuance costs	$69,980	$76,610	($6,630)

The variance in actual issuance expenditures as compared to the estimated costs is a result of additional legal, printing and agent expenses. The additional expenditure is not expected to impact the Issuer's ability to achieve its intended corporate objective of identifying and completing an approved Qualifying Transaction acquisition.

5. Liquidity and Solvency

As at December 31, 2000 the issuer had working capital of $383,390.00 in cash or cash equivalents, which is sufficient for the company to meet its ongoing obligations.

02 SEP 16 AM 10:57

ANNUAL INFORMATION FORM

BIOMS MEDICAL CORP.
(the "Corporation")

FOR THE FISCAL YEAR ENDED
DECEMBER 31, 2001

July 19, 2002

TABLE OF CONTENTS

CORPORATE STRUCTURE

1. Name and Incorporation

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

2. Intercorporate Relationships

The Corporation has two (2) subsidiaries: Rycor Technology Investments Corp. ("Rycor") and Rycor Corp. ("Subco").

Rycor was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., and changed its name to Rycor Technology Investments Corp. on January 19, 2000. Rycor's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. All of the issued and outstanding common shares of Rycor are owned by the Corporation.

Subco was incorporated under the laws of the Province of Alberta on September 30, 1994 under the name 625813 Alberta Ltd. Subco changed its name to Rycor Corp. on May 11, 1999. Subco subsequently changed its name to 625813 Alberta Ltd. on September 30, 1999 and then changed its name back to Rycor Corp. on September 22, 2000. All of the issued and outstanding common shares of Subco are owned by Rycor.

The corporate structure of the Corporation and its subsidiaries is as follows:


BioMS Medical Corp.
(continued under the laws of the Province of Alberta)
100%
Rycor Technology Investments Corp.
(incorporated under the laws of the Province of Alberta)
100%
Rycor Corp.
(incorporated under the laws of the Province of Alberta)

GENERAL DEVELOPMENT OF THE BUSINESS

1. History and Acquisitions

Pursuant to a prospectus dated November 30, 2000, the Corporation completed an initial public offering of 1,300,000 Class A common shares (the "Common Shares") at a price of $0.20 per share for gross proceeds of $260,000. The Common Shares were listed and posted for trading on the TSX Venture Exchange (the "Exchange") on March 21, 2001.

The Corporation was classified as a capital pool company ("CPC") pursuant to the policies of the Exchange. As such, its principal business was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate acquisition or participation, subject to receipt of shareholder approval and acceptance by the Exchange. As a CPC, the Corporation was required to complete a "Qualifying Transaction" as such term is defined in Exchange Listings Policy 2.4 within 18 months of the date of listing on the Exchange. The operations and activities of the Corporation principally consisted of engaging in discussions and negotiations for the purpose of identifying and evaluating potential acquisitions of interests in commercially viable businesses or assets with a view to completing a Qualifying Transaction and entering into an acquisition agreement.

The Corporation and Rycor entered into an agreement dated as of April 24, 2001 (the "Acquisition Agreement") which provided for the combination of their respective businesses, assets and operations through an offer to purchase by the Corporation, pursuant to a securities exchange take-over bid circular, all issued and outstanding securities in the capital of Rycor (the "Qualifying Transaction").

The shareholders of the Corporation approved the Qualifying Transaction at the shareholders meeting held on June 22, 2001, the CDNX accepted the Qualifying Transaction for filing on July 27, 2001 and the Qualifying Transaction closed on August 1, 2001.

On October 23, 2001, the Corporation completed a public offering of 3,300,000 units (the "Units") at a price of $2.50 per Unit, pursuant to a prospectus dated August 29, 2001. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant (the "Offering Warrants"). Each whole Offering Warrant entitles the holder to purchase one Common Share until October 22, 2003 (two years from the closing of the Offering) at a price of $5.80 per share. The Offering Price was determined by negotiation between the Corporation and Yorkton Securities Inc. ("Yorkton"), who acted as the agent for the Offering.

On August 1, 2001, the Corporation completed the acquisition of all of the issued and outstanding securities in the capital of Rycor in consideration for the issuance of 38,431,289 Common Shares (the "QT Shares") and 6,810,163 non-transferable share purchase warrants (the "BioMS Warrants") to the securityholders of Rycor. Each BioMS Warrant entitles the holder to purchase one Common Share at a price of $4.00 per Common Share until 4:30 p.m.(Edmonton time) on December 31, 2002.

Of the 38,431,289 QT Shares:

- 10,989,426 Common Shares plus an additional 92,972 Common Shares acquired on exercise of BioMS Warrants (collectively the "New Escrow Shares") are subject to an escrow agreement (the "Value Escrow Agreement") dated April 20, 2001, between the Corporation, Pacific Corporate Trust Company and the owners of the New Escrow Shares. 5,541,199 New Escrow Shares will be released from escrow on July 27, 2002 and 5,541,199 New Escrow Shares will be released from escrow on January 27, 2003.

- 4,763,785 Common Shares (the "Restricted Shares") are subject to a hold period imposed by the CNDX and such shares may not be traded while the hold period is in effect. The hold period on the Restricted Shares will expire as to one half of the Restricted Shares on each of July 27, 2002 and January 27, 2003.

- 21,000,000 Common Shares (the "Pooled Shares") are subject to the Pooling Agreement described below.

The Qualifying Transaction was a "Related Party Transaction" as defined in Exchange Policy 1.1 ("Policy 1.1") in that Clifford D. Giese and Kevin A. Giese are directors and officers of both the Corporation and Rycor and were securityholders of both the Corporation and Rycor. Additionally, Patrick W. Kelly and Ronald E. Ticknor were directors of the Corporation and securityholders of Rycor. Accordingly, the Corporation appointed an independent committee of directors consisting of Michael P. Kennedy and Robert K. O'Toole to negotiate the LOI and Acquisition Agreement. The Corporation retained Deloitte & Touche LLP to prepare an opinion on the fair market value of all of the issued and outstanding shares of Rycor. See "Valuation".

The Corporation, through Rycor, has obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named "MB8298" (the "Technology" or the "Peptide"). A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. The Peptide is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

Pursuant to an agreement dated December 14, 2000 (the "Master Agreement") between Rycor, The Governors of the University of Alberta (the "U of A Governors"), Dr. Kenneth G. Warren, Ms. Ingrid Catz, Subco, Clifford D. Giese, Kevin A. Giese, Robin Giese (an associate of Clifford D. Giese), Judy Giese (an associate of Kevin A. Giese), Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor (an associate of Ronald E. Ticknor), the parties agreed to terminate an agreement (the "Licensing Income Agreement") dated June 24, 1999, pursuant to which they had agreed, among other things, to a distribution of the profits from any licensing of the Technology. Clifford D. Giese, Kevin A. Giese, Robin Giese, Judy Giese, Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor are hereinafter collectively referred to as the "Subco Shareholders". Pursuant to the Master Agreement, Rycor, Subco, the U of A Governors, the Inventors and the Subco Shareholders entered into the following agreements:

1. License agreement (the "License Agreement") dated December 14, 2000 pursuant to which the University of Alberta granted Rycor an exclusive worldwide license to make, use, sell and sub-license the Technology and to manufacture, use, distribute and sell products derived from the Technology in consideration for the sum of $5,900,000 plus GST and the issuance of 18,123,225 common shares of Rycor (the "Rycor Shares"). Pursuant to the License Agreement, Rycor also agreed to fund the operating expenses of the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta (the "Research Clinic") in the amount of at least $300,000 for each of the years 2001 and 2002. The License Agreement has an initial term of 12 years commencing December 14, 2000 with automatic renewals for successive 10-year terms, to a maximum of 10 such renewal terms. If Rycor obtains full marketing regulatory approval in at least one jurisdiction in the world for the use of all or any part of the Technology, Rycor can require the University of Alberta to transfer all of its right, title, estate and interest in the Technology to Rycor for no further consideration. The University of Alberta may terminate the License Agreement if Rycor fails to obtain regulatory approval for the use of all or any part of the Technology in any jurisdiction in the world within 12 years from December 14, 2000, provided that the University of Alberta pays to Rycor the fair market value of the Technology at that time.

The consideration payable to the University of Alberta under the License Agreement was determined by arm's length negotiations between the University of Alberta and Rycor.

2. Contracted research agreement (the "Contracted Research Agreement") dated December 14, 2000 between Rycor and the U of A Governors pursuant to which the University of Alberta, as an independent contractor, agreed to carry out research in respect of the Technology and, in particular to continue with Phase II testing, analysis, publishing and reporting of data through the Research Clinic, in consideration for the sum of $600,000 which has been paid.

3. Supplemental professional activities agreement (the "Supplemental Professional Activities Agreement") dated December 14, 2000 between Rycor, the U of A Governors and the Inventors pursuant to which the Inventors agreed to continue to work towards advancing the Technology for so long as adequate funding was extended under the Contracted Research Agreement. The term of the Supplemental Professional Activities Agreement is the lesser of five years from December 14, 2000 or the time needed to obtain regulatory market approval for the use of the Peptide on humans in Canada, provided the Inventors or either of them is still employed by the University of Alberta but in any event not less than two years from December 14, 2000.

4. Voluntary pooling agreement (the "Pooling Agreement") dated for reference March 1, 2001 between Rycor, Reynolds Mirth Richards & Farmer, Barristers and Solicitors, the U of A Governors and the Subco Shareholders pursuant to which the parties agreed to place in pool a total of 21,000,000 common shares (the "Pooled Shares") of the Corporation which were issued on completion of the Qualifying Transaction. While held in pool, the Pooled Shares may not be sold, assigned, transferred, disposed of or encumbered in any manner whatsoever. The Pooled Shares will be released from pool on July 27, 2002 provided that, if at July 27, 2002, the Corporation has not obtained approval ("Regulatory Approval") from the appropriate regulatory body in Canada to commence, on humans, Phase III clinical studies in Canada utilizing the Technology, the one-year period shall automatically be extended for additional consecutive 30-day periods until Regulatory Approval is obtained, to a maximum of 12 such additional 30-day periods.

5. Share purchase and sale agreement (the "Share Purchase and Sale Agreement") dated March 1, 2001 between Rycor and the Subco Shareholders. Pursuant to the Share Purchase and Sale Agreement, which was non-arm's length, the Subco Shareholders sold to Rycor all of the issued shares of Subco and all of the shareholders' loans owed to them by Subco in consideration for an aggregate of 2,876,775 Rycor Shares and $600,000 as follows:

Name	Number of Rycor Shares	Cash Consideration
Clifford D. Giese	871,136	$180,000
Robin Giese	567,251	120,000
Kevin A. Giese	435,568	90,000
Judy Giese	283,626	60,000
Ryan Giese	141,813	30,000
Corrie Giese-King	141,813	30,000
Ronald E. Ticknor	293,755	60,000

Name	Number of Rycor Shares	Cash Consideration
Janet Ticknor	141,813	30,000
TOTAL:	2,876,775	$600,000

Subco had previously obtained the right to receive 10% of the income derived from licensing of the Technology pursuant to the Licensing Income Agreement. Pursuant to the Licensing Income Agreement, Subco committed to advance up to $1,000,000 to further develop the Technology (of which Subco expended approximately $208,000) in consideration for such rights, which commitment expired on termination of the Licensing Income Agreement.

Pursuant to an agreement (the "AutoImmune License Agreement") dated August 1, 2000 between Rycor and AutoImmune Inc. ("AutoImmune") of Pasadena, California, Rycor obtained an exclusive worldwide license to certain patents owned by AutoImmune (the "AutoImmune Patents"). The AutoImmune Patents cover claims which may be related to the Technology. As consideration for the AutoImmune License, Rycor is required to make certain periodic cash payments to AutoImmune and pay certain royalties to AutoImmune on an escalating scale based on net sales.

2. Valuation

(1) Introduction

The acquisition of Rycor was an "insider bid" as such term is defined in both the *Securities Act* (Alberta) and the *Securities Act* (British Columbia), and accordingly, the Corporation retained Deloitte & Touche Corporate Finance Canada Inc. ("Deloitte & Touche Corporate Finance") to prepare a valuation of Rycor. In their valuation report dated May 15, 2001 (the "Valuation Report") Deloitte & Touche Corporate Finance stated that based upon the scope of their review and analysis and the assumptions used, they were of the opinion that the fair market value at March 31, 2001 of all of the issued and outstanding shares of Rycor was in the range of $88 million to $134 million, with a midpoint of $111 million.

(2) Scope of Review

In forming their opinion of value the scope of review of Deloitte & Touche Corporate Finance included, but was not limited to, the following:

1. Forecasted future clinical trial costs and probabilities of successfully completing each stage of the regulatory approval process.
2. Forecasted revenues and expenses on successful commercialization of the Technology.
3. The patents and patent applications.
4. CV's of the Inventors.
5. Review of various articles by the Inventors.
6. Review of information on the epidemeology of multiple sclerosis, the course and symptoms of multiple sclerosis, the clinical presentation of multiple sclerosis, the incidence of multiple sclerosis, the multiple sclerosis market and current multiple sclerosis treatments.
7. Rycor's Business Plan dated April, 2001.

8. Subco's unaudited financial statements for December 31, 2000 and September 30, 2000.

9. Rycor draft review financial statements for the three months ending March 31, 2001.

10. The Corporation's balance sheet as at December 31, 2000.

11. The Corporation's, Rycor and Subco's Pro Forma Combined Financial Statements for December 31, 2000.

12. AutoImmune License Agreement.

13. Review of the financial statements, annual reports, press releases and websites of various biotechnology and pharmaceutical companies including:
    - Biogen, Inc.
    - Neurocrine Biosciences, Inc.
    - Schering AS
    - Corixa Corporation
    - Teva Pharmaceutical Industries Ltd.
    - Angiotech Pharmaceuticals, Inc.
    - Coulter Pharmaceuticals Inc.
    - Progenics Pharmaceuticals, Inc.
    - Biomira Inc.
    - Altarex Corporation
    - ICOS Corporation
    - BioChem Pharma Inc.
    - The Ares Serono Group
    - Dupont (Dupont Pharmaceuticals)
    - Cambridge Neuroscience, Inc.
    - Abbott Laboratories
    - AutoImmune, Inc.
    - Inhale Therapeutics
    - Chiron
    - Acorda Therapeutics
    - Avant Immunotherapeutics
    - Insmed
    - CeNeS Pharmaceuticals
    - Alexion
    - Interferon Sciences
    - Connetics
    - ISIS Pharmaceuticals
    - Immune Response
    - Millennium
    - Immunex
    - Protein Design Labs
    - Active Biotech

14. Review of various industry information available on the following websites:
    - National Multiple Sclerosis Society
    - The World of Multiple Sclerosis
    - The Multiple Sclerosis Foundation
    - National Institute of Neurological Disorders and Stroke
    - Multiple Sclerosis Network
    - International Multiple Sclerosis Support Foundation
    - Recombinant Capital
    - Biospace

15. Recent articles from:
    - Neurocrine press releases (July 20, 1999)
    - BIOWORLD Today
    - Dow Jones Newswires
    - Blood Weekly
    - The Wall Street Journal
    - USA Today
    - The Globe & Mail

16. Notes and memos prepared by Kevin A. Giese regarding the epidemeology, incidence, development plan and pharmaeconomics of the peptide.

17. Investment dealer research reports on the multiple sclerosis industry and companies conducting research in the multiple sclerosis field by:
    - UBS Warburg
    - Merrill Lynch
    - J.P. Morgan Chase H & Q
    - Yorkton
    - Cannacord Capital Corporation

18. Discussions with Kevin Giese and Cliff Giese.

19. Discussions with Randy Stroud.

20. Discussions with Laine Woollard.

21. Discussions with the Inventors and Dr. Donald W. Paty, University of British Columbia .

22. Letters from Therapeutic Products Programme, Health Canada dated August 20, 1998 and December 2, 1998.

23. Letters from Bioserv Corporation and Peninsula, outlining manufacturing costs.

24. Letters from Randy Stroud Consulting dated September 3, 1998 and December 2, 1998.

25. The Corporation's management information.

26. Clinical trial information provided by Endpoint Research Ltd.

27. Cost estimates for non-clinical toxicology program and bioanalytic work from Cantox dated May 11, 2001.

28. A letter of representation obtained from management wherein they confirmed certain representations and warranties made to Deloitte & Touche Corporate Finance including a general representation that they had no information or knowledge or any facts or material information not specifically noted in the Valuation Report which, in their view, would reasonably be expected to reflect the valuation calculations noted herein.

Deloitte & Touche Corporate Finance did not audit or otherwise verify the information relied upon in forming their valuation opinion.

(3) Major Assumptions

In arriving at their opinion of value, Deloitte & Touche Corporate Finance relied upon the following major assumptions:

1. The patents are valid, can defend the Technology and provide Rycor with freedom to operate in its chosen field.

2. Funds can be obtained to complete the regulatory approval process.

3. Results of Canadian Phase I trials and preliminary result of Phase II trials are positive and warrant further investment in the Technology.

4. The forecast of future clinical trial costs and probabilities of successfully completing each stage of the regulatory approval process is reasonable.

5. The assumptions underlying the forecast of revenues and expenses on successful commercialization of the Technology are reasonable.

6. At the valuation date there were no contingent or unrecorded liabilities, environmental liabilities, litigation pending or threatened other than in the ordinary course of business.

(4) Basis of Valuation

In deciding on the appropriate approach for valuing the Technology, the following factors were considered by Deloitte & Touche Corporate Finance:

1. The Technology will not produce positive cash flows for several years.

2. An estimate of future costs, revenues and probabilities of technical success.

3. Existence of public biotechnology companies which have no commercialized products.

Based on the above factors, Deloitte & Touche Corporate Finance selected the probability discounted cash flow approach and the market approach to determine the fair market value of the Technology.

(5) Probability Adjusted Discounted Cash Flow

Probability adjusted discounted cash flow is made up of a clinical trial component and a commercialization component. In the first component of the projection, Deloitte & Touche Corporate Finance estimated the future clinical trial costs and the probability of successfully completing each stage.

In the second component, they estimated the future cash flows when the Technology is commercialized. They applied an appropriate discount rate to each component to determine the discounted cash flow value. In preparing their forecasts, Deloitte & Touche Corporate Finance used information from management and from their knowledge of the biotechnology industry to develop the underlying assumptions.

(6) Market Approach

Deloitte & Touche Corporate Finance stated in the Valuation Report that the market approach for valuing the Technology was appropriate because of the existence of several publicly traded biotechnology companies, which have products in the development stage, but no commercialized products. As there are many differences between these companies and the Technology, Deloitte & Touche Corporate Finance used this approach to ensure that the value determined under the probability adjusted discounted cash flow was in a reasonable range.

Market approaches where relevant information was obtained included:

1. A review of the market capitalization and technology value of Canadian biotechnology companies with lead therapeutic products in Phase II clinical trials.

2. A review of the market capitalization of companies with multiple sclerosis therapeutics.

3. A review of second and third round venture capital financing in the life sciences sector for the year prior to the valuation.

(7) Share Value

Once they determined the technology value Deloitte & Touche Corporate Finance added this to the cash of Rycor to derive the share value.

(8) Probability Adjusted Discounted Cash Flow Value

(a) Forecasted Regulatory Approval Process

Deloitte & Touche Corporate Finance estimated the cost of each of the steps of the regulatory process and the probability of successfully completing each step. To determine the length of each of the steps, Deloitte & Touche Corporate Finance considered the length of clinical trials for other multiple sclerosis treatments and their experience in the biotechnology field. They noted that the four multiple sclerosis therapeutics that are currently on the market (Novatrone, Copaxone, Rebif and Avonex) all had Phase III clinical trials that studied patients for two years prior to market launch.

(b) Forecasted Post-Approval Commercialization

The second component of the income approach is the value on commercialization after approval of the Technology. Deloitte & Touche Corporate Finance prepared a forecast of the sales of the product based on discussions with management and their understanding of the biotechnology industry for Canada and the rest of the world.

(9) Discount Rate

Deloitte & Touche Corporate Finance used different discount rates for each component of the forecast.

Based on certain factors and their knowledge of the biotechnology industry, Deloitte & Touche Corporate Finance selected a discount rate of 30% to 35% for the Canadian market and 35% to 40% for the rest of the world market. In selecting the discount rates, they considered that venture capital rates of return on start up businesses range from 25% to 50%.

Deloitte & Touche Corporate Finance used a discount rate of 25% to 30% for the regulatory approval component of the forecasted cash flow. In the regulatory approval component, they estimated the probability of success of each stage; therefore, a significant amount of the risk associated with this component was already incorporated in the forecast. The cumulative effect of the discount rates used and the effect of the decision tree probability analysis results in an effective discount rate of more than 50% for the pre-commercialization phases.

(10) Discounted Cash Flow Value

The discounted cash flow value is calculated by applying the discount rate to the forecast cash flows. Deloitte & Touche Corporate Finance assumed that there was no terminal value after 2016 as that is when the majority of the patents will have expired.

Deloitte & Touche Corporate Finance concluded that the discounted cash flow value of the Technology ranges from approximately $77 million to $123 million as at March 31, 2001.

(11) Market Approach

(a) Comparable Public Company Approach

Deloitte & Touche Corporate Finance considered the technology value of Canadian biotechnology companies that have products in Phase II trials. They noted that the technology values of these companies ranged from $4.4 million to $282 million, with an average of $94 million.

(b) Comparable Public Multiple Sclerosis Company Approach

Deloitte & Touche Corporate Finance also considered the technology value of companies that have an interest in multiple sclerosis.

(c) Venture Capital Approach

The venture capital approach is a method for estimating fair market value by examining venture capital transactions and determining the implied value of companies using the amount funded and the percentage interest in the company. Using these two factors, the implied post-money value of the company is calculated by dividing the percentage interest obtained in the company into the amount of the funding. The pre-money value is then obtained by subtracting the amount funded from the post-money value.

Deloitte & Touche Corporate Finance reviewed a database of 279 second and third round biotechnology venture capital financings during 2000 compiled by VentureOne. Out of 279 transactions, the median pre-money valuation was $60 million, the mean was $78 million and the pre-money valuations ranged from $7 million to $359 million.

(12) Valuation Conclusion

A summary of the valuation conclusions under the various methods is as follows:

Income Approach	**Low** ($Cdn millions)	**High** ($Cdn millions)
Discounted Cash Flow	$77	$123

Market Approach	**Low** ($Cdn millions)	**High** ($Cdn millions)
Comparable Public Company Approach	$4	$282
Venture Capital Approach	$7	$359

Deloitte & Touche Corporate Finance concluded that fair market value of the Technology is best represented by the discounted cash flow approach and that the discounted cash flow approach is supported by the Market Approaches.

They added the value of the Technology and the cash in Rycor at March 31, 2001 in order to determine the fair market value of Rycor.

Discounted Cash Flow Value	$77 million	$ 123 million
Cash	$11 million	$11 million
Value of Shares of Rycor	$88 million	$134 million

(13) Restrictions and Limitations

(a) The valuation conclusion is as of March 31, 2001. This value is as of a point in time and may change over time with the circumstances of Rycor and market conditions. Deloitte & Touche Corporate Finance has done no review (nor are they under any obligation to do so) of the valuation subsequent to March 31, 2001.

(b) Deloitte & Touche Corporate Finance reserves the right to review all calculations and analysis in the Valuation Report and, if they consider it necessary, to revise the Valuation Report in the light of information that becomes known to them after the date of the Valuation Report. They are under no obligation to notify anyone should any changes be deemed necessary.

(c) Deloitte & Touche Corporate Finance has relied upon the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions or representations obtained by it from senior management of the Corporation and Rycor and their consultants and advisors. The opinion is conditional upon such completeness, accuracy, and fair presentation of such information. Except as expressly described

herein, Deloitte & Touche Corporate Finance has not attempted to verify independently the completeness, accuracy or fair presentation of the information.

(d) The Corporation and Rycor have represented and warranted to Deloitte & Touche Corporate Finance that, other than as specifically disclosed in writing or as contemplated in financial statements, all information concerning the acquisition (the "Acquisition") of Rycor by the Corporation provided to Deloitte & Touche Corporate Finance, directly or indirectly, orally or in writing, by the Corporation and Rycor and their respective agents and advisors in connection with the engagement of Deloitte & Touche Corporate Finance:

(i) was in the case of all historical financial information concerning Rycor and the Acquisition, at the date of preparation, presented completely and fairly in all material respects;

(ii) was with respect to any portion of the projections: (a) prepared on a basis reasonably consistent with accounting policies, (b) prepared using reasonable assumptions, and (c) the senior officers of the Corporation and Rycor have no reason to believe are misleading in any material respect;

(iii) the title to all such assets, properties, or business interests purportedly owned by Rycor is good and marketable and there are no adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests and that the subject assets, properties, or business interests are free and clear of any and all liens, encumbrances or encroachments;

(iv) at the valuation date there were no material contingent or unrecorded liabilities, environmental liabilities, litigation pending or threatened other than in the ordinary course of business;

(v) the financial statements and financial forecasts referred to under "Scope of Review" are the most comprehensive available. The financial statements contain all, and reflect only those, revenues, expenses, assets and liabilities of Rycor. The financial forecasts are management's best estimate for the future earnings and cash flows of Rycor;

(vi) there is full compliance with all applicable federal, local, state, provincial and national regulations and laws, as well as the policies of all applicable regulators and that all required licences, rights, consents, or legislative or administrative authority from any federal, local, state, provincial or national government, private entity, regulatory agency or organization have been or can be obtained or renewed for the operation of the business of Rycor, including any use on which the services of Deloitte & Touche Corporate Finance are to be based.

(e) Should any of the above representations not be accurate or should any of the other information provided to Deloitte & Touche Corporate Finance not be factual or correct, the valuation opinion of Deloitte & Touche Corporate Finance, as expressed in the Valuation Report, could be different.

(f) The opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of Rycor and any of its subsidiaries and affiliates as represented to Deloitte & Touche Corporate Finance in discussions with management of

the Corporation and Rycor. In the analyses and in preparing the opinion, Deloitte & Touche Corporate Finance made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deloitte & Touche Corporate Finance or any party involved in the Acquisition.

(g) Deloitte & Touche Corporate Finance believes that the opinion must be considered as a whole and that selecting portions of the analyses or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

(h) The opinion of Deloitte & Touche Corporate Finance is not to be construed as a recommendation to any board member or shareholder of Rycor. Readers and potential investors should do their own independent analysis and due diligence regarding the value of the securities of Rycor.

NARRATIVE DESCRIPTION OF THE BUSINESS

1. General

The Technology is based upon over 25 years of research at the University of Alberta by the Inventors. To date, the Inventors have completed certain pre-clinical studies, as well as Phase I and Phases II human clinical trials in Canada. Phase II human clinical trials were conducted in Canada over a period of approximately four years. The Corporation has received the preliminary results of the Phase II trials and is awaiting the final results which are expected on or about the first quarter of 2003. Subject to regulatory approval, the Corporation intends to commence either Phase IIB or Phase III human clinical trials in Canada in 2003.

2. Therapeutic Market

There are basically 2 types of multiple sclerosis: relapsing remitting and chronic progressive. Relapsing remitting multiple sclerosis occurs in about 50% of multiple sclerosis patients, and is characterized by periods of disease attack ("relapses") followed by periods of patient remission. Chronic progressive multiple sclerosis occurs in the other 50% of multiple sclerosis patients, and is characterized by a steady progression of disease attack and clinical symptom decline.

The chronic progressive multiple sclerosis market segment is further made up of two sub-segments: primary progressive and secondary progressive. Primary progressive patients represent 5 to 10% of the total multiple sclerosis population; these patients experience steady disease progression from the beginning of their disease activity. Secondary progressive patients represent about 40 to 45% of the total multiple sclerosis population; these patients start off as relapsing remitting patients (who face periods of disease attack followed by remission), but then switch to the progressive disease state where they come under steady attack:


MULTIPLE SCLEROSIS
RELAPSING REMITTING
50%
CHRONIC PROGRESSIVE
50%
PRIMARY
PROGRESSIVE
5 to10%
SECONDARY
PROGRESSIVE
40 to 45%

There are an estimated 2.5 million multiple sclerosis sufferers worldwide. Estimates of the incidence of multiple sclerosis in North America are as follows:

Country	**Total Multiple Sclerosis Population**
United States	350,000 - 400,000
Canada	50,000 - 60,000

The Technology is targeted at chronic progressive multiple sclerosis patients, which comprise approximately 50% of the population. *[Sources: Biogen, Schering, Serono, The World of Multiple Sclerosis, Multiple Sclerosis Network, and Multiple Sclerosis Society of Canada websites.]*

3. Regulatory Requirements

Regulations imposed by government authorities in Canada, the U.S. and other countries are a significant factor in the conduct of research, development, manufacturing and eventual marketing activities for the Corporation's proposed product. In Canada, these activities are regulated through enforcement by the Canadian federal authorities of the *Food and Drug Act* (Canada) and the regulations thereunder. In the United States, drugs are regulated by the Food and Drug Administration ("FDA") and in Europe by federal agencies or by the European Medicines Evaluation Agency ("EMEA"). Regulatory authorities in Canada, the United States and Europe enforce regulatory processes which are similar in scope in that they require researchers to establish the safety, efficiency and quality of the drug before it is used in clinical studies or is marketed.

4. Pre-clinical Studies

The purpose of pre-clinical studies is to determine the safety, dosage, and pharmacological parameters of a new drug by administering it to animals before administering the drug to humans. These studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an *in vivo* disease model and has any toxic effects. Prior to conducting clinical studies on human subjects, an Investigational New Drug ("IND") submission must be made to the Therapeutic Products Program ("TPP") of Health Canada. The data collected during pre-clinical studies are presented in the form of an IND submission to the TPP. In Canada, IND submissions currently follow a 60-day default system of review, where the study may start 60 days after submission of the IND unless otherwise notified by the reviewing authority.

5. Clinical Trials

The duration of the clinical trials and number of subjects required to meet the requirements of the various government agencies vary with, among other things, the disease studied, the seriousness of the side effects, and the nature of the proposed treatment.

Phase I Clinical Studies – Phase I clinical studies are commonly performed in healthy volunteers or, more rarely when the therapeutic agent is relatively toxic, in selected patients with the serious or fatal disease or disorder. The objective of these studies is to investigate the safety of the treatment, the dose and dosage regimen, as well as pharmacokinetic and pharmacodynamic information. Pharmacologic parameters such as the rates of absorption, distribution, metabolism and excretion of the drug are investigated in Phase I clinical studies.

Phase II Clinical Studies – In Phase II clinical studies, further evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data is also to be gathered from these studies.

Phase IIB Clinical Studies (also called Phase II/III) – In Phase IIB studies, undertaken for serious or fatal diseases for which there is no adequate treatment, an accelerated approval of the product for commercial sale is possible, conditional upon the completion of subsequent Phase III trials. Phase IIB studies incorporate certain design and control features of both Phase II and III studies. If data collected from Phase IIB trials are statistically significant, authorization for accelerated approval may be sought from the appropriate regulatory authorities.

Phase III Clinical Studies – Phase III clinical studies consist of expanded large-scale studies of patients with the targeted disease or disorder and are designed to obtain definitive statistical evidence of the efficacy and safety of the drug or therapeutic agent in comparisons with standard therapy.

The TPP, FDA or the EMEA may interrupt clinical studies at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Prior to initiating these studies, the organization supporting the program is required to satisfy a number of requirements by means of submission of documentation to support the approval for a clinical trial.

6. The Submission Review Process

The regulatory process for authorization to sell a drug product includes the submission of satisfactory pre-clinical studies, suitable manufacturing and quality control information, and definitive evidence of safety and efficacy of the drug from clinical trials.

Drug manufacturing must comply with the Current Good Manufacturing Practice (the "CGMP"), a quality standard to ensure the control of production activities, raw material procurement, compliant management, product recalls, and labelling material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their drug production is consistent from one lot to the next.

Following completion of Phase III clinical studies, the compiled results of all clinical trials, information concerning the product and its composition, synthesis, manufacture, quality control, packaging and labelling are submitted to a federal drug regulatory agency for the purpose of obtaining product marketing approval. This application is known as a New Drug Application in the U.S. and a New Drug Submission in Canada. The review process generally takes one to two years, except for cancer and AIDS treatments

which have recently been approved within 12 months. Government authorities may then require Phase IV studies to be performed after the product is marketed to assess its long term effects. Once marketing approval is granted, the product is approved for commercial sale within its regulatory jurisdiction.

7. Product

The Peptide is intended as a therapeutic for chronic progressive multiple sclerosis patients. It is commonly accepted in the medical community that chronic progressive multiple sclerosis is an autoimmune disease whereby the myelin basic protein (the "MBP") in the nerve's myelin sheath (the nerve's protective coating) is attacked by the disease. In the course of their studies, the Inventors have discovered that in chronic progressive multiple sclerosis, disease attack results in increased antibodies to the MBP in the cerebrospinal fluid. They further discovered that in a significant number of chronic progressive multiple sclerosis patients, the body attacks a specific amino acid sequence "peptide" in the MBP and intravenous injection of the Peptide in synthetic form can, in certain circumstances, down-regulate the antibody production in a number of chronic progressive multiple sclerosis patients by inducing a positive immune response.

To date, the peptide technology has been administered to over 100 multiple sclerosis patients in Canada with no clinically untoward side effects reported.

A Phase I human clinical trial was conducted at the University of Alberta involving a group of 41 patients who received the Peptide over the course of a 2-year period. The published results of the study indicate that the Peptide had put 61% of the patients into remission, as defined by the suppression of the MBP antibodies in the cerebrospinal fluid into the normal range.

Phase II human clinical trials were completed on May 31, 2001. Phase II was a placebo-controlled double-blind human clinical trial which involved the intravenous injection of the Peptide. Patients had levels of their anti-Myelin Basic Protein ("anti-MBP" antibodies in the cerebrospinal fluid measured, and were assessed as to clinical progression (or "decline") by such standard measures as the Expanded Disability Status Score ("EDSS") and the 22 meter Timed Walk. The trial was designed to identify a group of MS patients who showed complete or partial suppression of anti-MBP antibodies following injections of MBP8298, and to determine if injection of the Peptide is associated with any clinical stabilization.

The preliminary results indicate:

- A high percentage of patients had complete or partial anti-MBP suppression after receiving intravenous injections of MBP8298m confirming the results of the Phase I study.
- Three times more patients who received MBP8298 and showed complete or partial anti-MBP suppression also showed some clinical stabilization as measured by the EDSS and the 22m Timed Walk, when compared to the placebo group.
- No clinically relevant peptide-related side effects were observed.

8. Business Strategy

The Corporation's business objective is to develop the Technology in an effective and timely manner to the stage where it is a commercially viable product. Phase II human clinical trials in Canada were completed on May 31, 2001. The preliminary results of the Phase II trials are described above. Final results of the Phase II human clinical trials are expected to be received on or about the first quarter of 2003. Subject to regulatory approval, the Corporation now intends to proceed with either Phase IIB or Phase III human clinical trials in Canada.

In order to commence Phase IIB and Phase III human clinical trials in Canada, the Corporation must organize and fund:

1. completion of certain pre-clinical animal studies and quality assurance testing in respect of the Technology;

2. ordering of the Peptide from a third party manufacturer and contract with a third party company to package the Peptide;

3. completion of the design of the or Phase IIB or Phase III clinical trials with third party scientific investigators and consultants and submission to the regulatory authorities for approval of the clinical trial; and

4. development of certain clinical trials monitoring boards and contracting with a clinical research organization to administer the clinical trials.

(Refer to "Third Party Collaborations")

Based on the information currently available to the Corporation, the estimated cost to complete pre-clinical animal testing, quality assurance testing and either the Phase IIB or Phase III human clinical trials in Canada is approximately $19 million; however, if the Corporation is required to increase the scope of the pre-clinical animal studies, quality assurance testing or the size and length of the Phase IIB or Phase III human clinical trials in Canada additional funds would be required. In order to expand the Phase IIB or Phase III human clinical trials to the United States or Europe, the Corporation would require additional financing and regulatory approvals from the FDA in the United States and the EMEA in Europe.

To date, the Corporation has expended approximately $865,000 towards the pre-clinical animal studies referred to above, quality assurance testing and the next phases of human clinical trials, primarily on the purchase of Peptide.

At this time, The Corporation does not intend to become a fully-integrated pharmaceutical company with substantial in-house research and development, marketing or manufacturing capabilities. the Corporation intends to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for its products. It is anticipated that future clinical development of the Corporation's product outside Canada would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance to the development of the product. In exchange for certain product rights and commitments to market the Corporation's product, the strategic partners will be expected to share in gross proceeds from the sale of the Corporation's product. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

9. <u>Employees and Third Party Collaborations</u>

As of December 31, 2001 the Corporation had four (4) employees. In order to minimize its overhead expenses, the Corporation conducts research and project development work through various third parties engaged on a contractual basis. Pursuant to the Contracted Research Agreement and the Supplemental Professional Activities Agreement, respectively, the Corporation has contracted with the University of Alberta to conduct research in respect of the Technology, and with the Inventors to provide certain research and medical advisory services to the Corporation. In addition, pursuant to an agreement dated October 30, 2000, the Corporation has retained Randy Stroud Consulting (AB) Ltd. of Toronto, Ontario to provide project management services in respect of the preparation for and completion of certain regulatory submissions in respect of the Technology.

Pursuant to an agreement dated March 2, 2002, the Corporation retained Mr. Richard Brown to assist in management of the next phase of clinical trials and to assist generally in developing corporate strategy.

Pursuant to an agreement dated November 24, 2000 the Corporation has retained Cantox Health Sciences Inc. of Mississauga, Ontario, to design and implement pre-clinical animal and laboratory studies in respect of the Technology.

The Corporation has retained Endpoint Research Ltd. of Toronto, Ontario to manage the next stage of clinical trials.

As the Corporation does not have facilities to manufacture biological compounds or the final dosage form of its product for human use, it's current business strategy is to outsource these services from third party manufacturers. The Peptide is readily manufactured. There is more than one potential supplier of these manufacturing services on a world wide basis and the manufacturers' production is scalable to commercial levels. Pursuant to an agreement dated December 28, 2000, Rycor has contracted with Peninsula Laboratories Inc. of San Carlos, California, for the manufacturing of the Peptide.

10. Intellectual Property

The University of Alberta has a comprehensive patent protection policy in place, with three patent streams (each involving different claims). The patent portfolio covers the use of the Peptide for the treatment of multiple sclerosis. On April 11, 2002, the University of Alberta received the Notice of Allowance from the Canadian Intellectual Property Office regarding the Peptide.

To date, the University has received eighteen patents in fourteen countries: three U.S. patents, two patents in New Zealand, two patents in the Russian Federation and one patent in each of Australia, Belgium, the United Kingdom, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain, Hungary and Canada. Patents are pending in another seventeen countries.

In addition, Rycor has entered into the AutoImmune License Agreement. The relevant issued patents will expire between 2012 and 2018, depending on the jurisdiction. See "Trends".

11. Competition

There are currently few therapeutic products on the market for the treatment of the target chronic progressive multiple sclerosis patients. There is one chemotherapy product approved in the U.S. for use in chronic progressive multiple sclerosis patients, and there are several products approved for the relapsing remitting market segment (interferons and another), and the companies which own them are attempting to get them approved for the chronic progressive multiple sclerosis market segment as well. One interferon product has received market approval in Canada and the EU but not in the United States following a subsequent human clinical trial which failed to meet its primary efficacy endpoint. The Corporation believes that the Technology has a number of competitive advantages over these potentially competitive therapies, including:

1. a potentially higher efficacy in treating the disease;

2. not being a general immunosupressant;

3. having no negative side effects; and

4. requiring an infrequent dosing regimen.

The pharmaceutical industry is very competitive and subject to rapid and substantial technological change. There can be no assurance that development by others will not render the Corporation's product non-competitive or that the Corporation will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products.

The Corporation is aware of certain competitor programs for the development of pharmaceutical products and alternative therapies that are targeted for the treatment of chronic progressive multiple sclerosis. Certain of the Corporation's competitors are developing alternative peptide therapies for the disease. To the knowledge of Corporation's management, those therapies have either suffered from poor results in clinical trials, are now being used for the relapsing remitting type of multiple sclerosis, or are in earlier stages of clinical development. The pre-clinical research and capital costs together with the intellectual property position licensed by Rycor are also believed to provide a barrier to entry for newcomers seeking to pursue peptide-based therapies similar to that of the Corporation. The existence of products or therapies developed by these competitors, or other products or treatments of which the Corporation is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of the Technology.

Management's analysis of the competing technologies and drug developers leads to the following conclusions:

1. There is a market opportunity in that chronic progressive multiple sclerosis patients currently lack medical treatments which are effective and free of negative side effects.

2. There are a variety of competing products used for the relapsing remitting form of multiple sclerosis or for other diseases, for which approval is being sought for use on chronic progressive multiple sclerosis patients, but which products appear to suffer from the disadvantage of limited efficacy and unwanted side effects.

3. Competing technologies using peptide therapies have either demonstrated poor results or are in earlier stages of clinical development, and face certain barriers to entry for their products.

4. Many of the other therapies and treatment methods may be complementary in effectively managing the disease.

12. <u>Product Marketing Strategy</u>

The market for the Peptide being developed by the Corporation may be large and will require substantial sales and marketing capability. The Corporation intends to enter into one or more strategic partnerships or collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, the Corporation will establish arrangements with various partners for different geographical areas. The Corporation's board has experience with the partnering process.

13. <u>Risk Factors</u>

The following trends, commitments, events or uncertainties, presently known to management and reasonably expected to have a material effect on the Corporation's business, financial condition or results of operations, should be read carefully. The risk factors described below are not the only ones that will be faced by the Corporation. Other risks and uncertainties, including those management of the Corporation do not currently consider material, may impair the Corporation's business. The risk factors discussed below may materially adversely affect the business, financial condition, operating results or cash flow of the Corporation. The order in which risk factors appear is not intended as an indication of the relative

weight or importance thereof. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

Volatility of Share Price

The price of shares of pharmaceutical companies in general tends to be volatile. Factors such as the announcement (to the public or at science conferences) of technological innovations, new commercial products, patents, the obtainment of exclusive rights by other companies, the results of clinical tests, regulations, publications, quarterly financial results, public concerns over the risks of development of new drugs, future sales of shares by the Corporation or its current shareholders, and many other elements could materially affect the price of the Corporation's Common Shares.

History of Operating Losses

To date, the Corporation has not recorded any revenues from the sale of therapeutic products. Since incorporation, the Corporation has accumulated net losses and expects such losses to continue as it commences product and clinical development and eventually seeks regulatory approval for the sale of the Peptide. The Corporation expects to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund continuing operations. The Corporation has never paid a dividend and does not anticipate paying any dividends in the foreseeable future.

Limited Operating History

The Corporation was only recently incorporated and has not begun to market any product or generate revenues. The Corporation expects to spend a significant amount of capital to fund research and development and on further laboratory and animal studies and human clinical trials. As a result, the Corporation expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable. Even if the Corporation does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Corporation cannot predict when, if ever, it will be profitable. There can be no assurances that the Technology will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed.

The Corporation will be undertaking additional laboratory and animal studies and human clinical trials on the Technology, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Unproven Market

The Corporation believes that the anticipated market for its potential product and technology will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

Lack of Manufacturing, Pharmaceutical Development and Marketing Experience

The Corporation has limited manufacturing, pharmaceutical development and marketing experience. To be successful, any product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to manufacture and package any products in commercial quantities, if it elects to do so, the Corporation will need to develop its own manufacturing or packaging facilities or contract with third parties to manufacture or package such product. No assurance can be given that the Corporation will be able to make the transition to commercial production. In addition, production of any products may require raw materials for which the sources and amount of

supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of any products.

The Corporation does not have any experience in pharmaceutical development, including the management of multi-centre clinical trials, and will be significantly reliant on third party consultants to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Corporation's success.

To be successful, a product must also be successfully marketed. The Corporation does not have any experience in marketing pharmaceutical products and there can be no assurance that the Corporation can market any product which may be developed in a manner which could assure its acceptance in the market place.

Need for Additional Capital and Access to Capital Markets

Although the Corporation believes that it has sufficient funds to complete additional Phase IIB or Phase III human clinical trials in Canada, unexpected or unforeseen costs may arise. Greater than anticipated amounts of capital will be required if the animal studies are delayed or take longer than expected to be completed or if the Corporation is required to increase the size and/or length of the next phase of clinical trials. In addition, the seeking of regulatory approval for the product, development and protection of the patent portfolio and marketing of any product will also incur significant further funding. There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of the Technology even if regulatory approval to market the Peptide is obtained.

Government Regulations

The manufacture and sale of human therapeutic products in Canada, the United States and other countries is governed by a variety of statutes and regulations in such countries. These laws require control of manufacturing facilities, controlled research and testing of products, government review and clearance of a submission containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to Good Manufacturing Practice during production and storage, and control of marketing activities, including advertising and labelling.

The Technology will require significant development, pre-clinical and clinical testing and investment of significant funds prior to its commercialization. There can be no assurance that any commercially viable product will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the expenditure of substantial resources. Any failure to obtain or a delay in obtaining such approvals could adversely affect the Corporation's ability to utilize the Technology, therefore adversely affecting operations. Further, there can be no assurance that any product which is developed will prove to be safe and effective in clinical trials or receive regulatory approvals. Markets, other than the U.S. and Canada, have similar restrictions.

Conflicts of Interest

The directors and officers of the Corporation are directors and officers of other corporations. Conflicts may arise between their duties to the Corporation and their duties to such other corporations. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation.

Competition

Research to develop new products or methods of treating multiple sclerosis is expected to intensify. The pharmaceutical industry is subject to rapid and significant technological change. Currently, the Corporation has identified a number of companies developing alternative competing technologies. Furthermore, technological competition from pharmaceutical companies and universities is expected to increase. Other companies may be formed that develop products faster than the Corporation. Products used for the treatment of relapsing remitting multiple sclerosis and for other diseases may be approved for use on chronic progressive multiple sclerosis patients in a short time frame. Products may be developed that are more effective than that proposed to be developed by the Corporation.

Administration of the Pre-Clinical and Clinical Studies

The process of conducting pre-clinical studies, human clinical trial testing and the obtaining of required approvals is likely to take a number of years and require the expenditure of substantial resources. The amount and timing of pre-clinical studies, including animal testing, to be conducted prior to the commencement of human clinical trials is at the discretion of federal regulators, and may involve significantly more time and money than anticipated.

In addition, human clinical trials may take longer to start and complete than anticipated. In particular, there is competition from various pharmaceutical products for access to a limited number of research clinics in Canada and other countries which are qualified to participate in multi-centre human clinical trials. There can be no assurance that access to such clinics will not be delayed longer than anticipated, or obtained at all.

The animal testing and human clinical trials may result in adverse animal or patient reactions or statistically insignificant results, which may require a cessation or extension of the trials, or an increase in the number of patients enrolled in a given trial or the need to undertake ancillary testing and human trials. This may result in additional delays and expenses, cessation of the project and an adverse effect on operations.

Use of Funds

The Corporation's management will have significant discretion as to the use of the Corporation's funds. The directors of the Corporation may decide to alter their current business plan and may decide to expend the funds in a materially different manner than currently contemplated.

Shareholder Control

Some of the Corporation's existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders. If certain shareholders act together, they may be able to exert a significant degree of influence over the Corporation's management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Corporation and might affect the market price of the Common Shares, even when a change may or may not be in the best interests of all shareholders. In addition, the interests of this concentration of ownership may not always coincide with the Corporation's interests or the interests of other shareholders and accordingly, they could cause the Corporation to enter into transactions or agreements which it would not otherwise consider.

Reliance on Third Parties and Future Collaboration

The Corporation's strategy is and has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for research, development, clinical testing, manufacturing, marketing and commercialization of the Technology and any resulting commercially viable product. There can be no assurance , however, that the Corporation or Rycor will be able to maintain their current collaborations or establish new collaborations on favourable terms, if at all, or that their current or future collaborative arrangements will be successful.

The Corporation currently holds a license from AutoImmune for the AutoImmune Patents. Rycor is obligated to make certain maintenance and royalty payments on the sale, if any, of products resulting from the AutoImmune Patents. There can be no assurance that the AutoImmune License will not terminate or that it will be renewed. The Corporation, through Rycor, has acquired a license to the Technology held by the University of Alberta. Pursuant to the terms of the License Agreement, Rycor is obligated to exercise diligence in bringing potential products to market. There can be no assurance the License Agreement will not terminate.

Attraction and Retention of Key Employees and Consultants

The Corporation depends highly upon its management staff and third party scientific and business consultants, the loss of whose services might impede the achievement of the Corporation's business objectives. In addition, the anticipated development of the Technology will require additional expertise in research, clinical testing, regulatory approval, manufacturing and marketing which are expected to place increased demands on the Corporation's resources and management skills and reliance on outside consultants. There can be no assurance that the Corporation will be able to attract and retain such personnel and consultants on acceptable terms given the competition among numerous pharmaceutical companies, universities and other research institutions for experienced personnel. The failure to retain such personnel or consultants, or to develop or otherwise acquire the expertise could adversely affect prospects for the Corporation's success.

Licenses, Patents and Proprietary Rights

The Corporation intends to utilize certain technology which has been licensed to Rycor by AutoImmune and the Technology which Rycor has licensed from the University of Alberta. While Rycor's existing license agreement with AutoImmune is in good standing, it may be terminated by AutoImmune if there is a breach of the AutoImmune License Agreement. The Corporation and Rycor are and will be in the future, reliant on AutoImmune and the University of Alberta to ensure that the underlying patents are maintained and valid and prosecuted.

The Corporation's success will depend, in part, on the ability of the University of Alberta and AutoImmune to obtain patents, maintain trade secret protection and operate without infringement on the proprietary rights of third parties or having third parties circumvent Rycor's rights. AutoImmune and the University of Alberta are actively pursuing applications for patents in the U.S. and other countries. The patent positions of pharmaceutical firms and universities, including AutoImmune and the University of Alberta, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of pharmaceutical patent claims that are granted by the United States Patent and Trademark Office or enforced by the U.S. Federal courts. In addition, the scope of the originally claimed matter in a patent application can be significantly reduced before a patent is issued. The pharmaceutical patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. The laws of certain non-U.S. countries may not protect Rycor's existing or planned licensed intellectual property rights to the same extent as the laws of the United States and Canada. Thus, there can be no assurance that any of Rycor's licensed patent applications or those of the University of Alberta will

result in a patent grant, that the Corporation, Rycor, AutoImmune or the University of Alberta will develop additional proprietary products that are patentable, that any patents issued to the Corporation, Rycor, the Corporation, AutoImmune or the University of Alberta will provide the Corporation or Rycor with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of third parties will not impede the ability of the Corporation and Rycor to do business or that third parties will not be able to circumvent Rycor's licensed patents. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the Corporation's or Rycor's products, or, if patents are issued to the Corporation, Rycor, AutoImmune or the University of Alberta, design around the patented products developed by them.

A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to the Corporation's business. Some of these technologies, patent applications or patents may conflict with the technologies, patent applications or patents licensed or intended to be licensed by Rycor. Such conflict could limit the scope of the patents, if any, that AutoImmune or the University of Alberta may be able to obtain or result in the denial of the patent applications. In addition, if patents that cover the Corporation's or Rycor's activities are issued to other companies or institutions, there can be no assurance that the Corporation or Rycor would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If the Corporation or Rycor does not obtain such licenses, they could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring licenses is prohibited. In addition, the Corporation and Rycor could incur substantial costs in defending themselves in lawsuits brought against the Corporation or Rycor on patents they might infringe, in filing suits against others to have such patents declared invalid or in filing suits against others for infringement of the Corporation's or Rycor's licensed patents, if any. The Corporation believes that there may be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation may affect the Corporation's and Rycor's efforts to form collaborations, to conduct research and development, to conduct clinical testing, manufacturing, marketing and the sale of any products under development. If the Corporation or Rycor become involved in such litigation, it could consume a substantial portion of their resources. If the outcome of any such litigation were to be adverse, the Corporation's business could be materially affected.

Under current law, patent applications in the U.S. are maintained in secrecy until the patents issue. However, any patents that the Corporation, Rycor, AutoImmune or the University of Alberta may file in the U.S. subsequent to November 28, 2000 will be subject to new provisions thereby allowing any new patent applications to be published, the same as its non-U.S. counterparts. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Corporation cannot be certain that AutoImmune or the University of Alberta was the first creator of inventions described in the pending patent applications or patents or that AutoImmune or the University of Alberta were the first to file patent applications for such inventions. Moreover, the Corporation and Rycor might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Corporation and Rycor, even if the eventual outcome were to favour the Corporation and Rycor. An adverse outcome could subject the Corporation and Rycor to significant liabilities to third parties and require the Corporation to license disputed rights from third parties or cease using the Technology or the AutoImmune Patents. There can be no assurance that Rycor's licensed patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents. Furthermore, substantial costs can be incurred due to the filing of lawsuits to enforce the patent rights against apparent infringers, even if the Corporation and Rycor are successful in the lawsuits.

Dependence on Healthcare Reimbursement

The Corporation's ability to commercialize its proposed product successfully may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from

government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products, diagnostics and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available to enable the Corporation to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Product Liability Claims and Uninsured Risks

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Corporation succeeds in developing new pharmaceutical products, the sale of such products may expose the Corporation to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others selling products. The Corporation does not currently have product liability insurance. The Corporation intends to obtain such insurance coverage but there can be no assurance that it will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect the Corporation against product liability or at a reasonable cost. The obligation to pay any product liability claim in excess of whatever insurance the Corporation is able to acquire, or the recall of any of its products, could have a material adverse affect on the business, financial condition and future prospects of the Corporation.

Hazardous Materials; Environmental Matters

Research and some development work in respect of the Technology will be performed by the University of Alberta. The process involves the controlled use of potentially hazardous materials, and is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To extent that it will be involved in the process, the Corporation intends that the safety procedures for handling and disposing of such materials will comply with the standards prescribed by such laws and regulations, however, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation could be held liable for any damages that result and any such liability could exceed the resources of the Corporation. The Corporation is not specifically insured with respect to this liability.

Although the Corporation believes that it is in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Corporation will not be materially adversely affected by current or future environmental laws or regulations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

1. Annual Information

The following table summarizes the financial operations of the Corporation for the years ended December 31, 2001, December 31, 2000 and December 31, 1999. The acquisition of all of the securities of Rycor, which was completed effective August 1, 2001, was accounted for as a reverse takeover and accordingly the financial information for the period ended December 31, 2002 includes the results of Rycor from January 1, 2001 and the results of the Corporation since August 1, 2001. Results for the years ended December 31, 1999 and December 31, 2000 are those of Rycor.

FOR THE YEARS ENDED DECEMBER 31			
	2001	2000	1999
Revenue	$457,954	$88,947	Nil
Total Assets	$42,123,059	$20,688,510	$2,296
Long-Term Debt	-	-	-
Cash Dividends Declared	-	-	-
Net Income (Loss)			
Total	($4,777,262)	($464,697)	-
Per Share	($0.24)	(2)	-
Per Fully Diluted Share	(1)	(2)	-

(1) The effect of potential exercise of options is anti-dilutive at December 31, 2001 and is therefore not presented.

(2) Due to the application of reverse takeover accounting, earnings per share information is not considered meaningful for the year ended December 31, 2000.

2. Dividends

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis relating to the consolidated financial statements for the year ended December 31, 2001, which forms part of the Corporation's 2001 Annual Report, is incorporated herein by reference and forms an integral part of this Annual Information Form. The Management's Discussion and Analysis appears on pages 5 through 7 of the 2001 Annual Report.

The following information summarizes the financial operations of the Corporation on a quarterly basis for the quarters ended September 30, 2001 and December 31, 2001. The acquisition of all of the securities of Rycor, which was completed on August 1, 2001, was accounted for as a reverse takeover. Quarterly figures for Rycor are not available prior to the date of completion of the acquisition.

	Quarters ended	
	December 31, 2001	September 30, 2001
Total Revenue	106,335	102,312
Income (loss) from continuing operations	(1,271,590)	(659,907)
Basic EPS	(0.06)	(0.02)
Fully Diluted EPS	(1)	(1)

(1) The effects of potential exercise of options is anti-dilutive and is therefore not presented.

MARKET FOR SECURITIES

The common shares of the Corporation are listed and trade under the symbol "MS" on the TSX Venture Exchange.

DIRECTORS AND OFFICERS

1. Name, Address, Occupation and Security Holding

The following table sets forth the name, municipality of residence and principal occupation(s) for the past 5 years of each director and officer of the Corporation.

Clifford D. Giese and Kevin A. Giese were first appointed directors of the Corporation on January 14, 1999. Laine M. Woollard was first elected as a director of the Corporation on June 22, 2001. Dr. Kjell Stenberg first was appointed as a director by the other directors on the resignation of Michael Kennedy as a director on March 14, 2002. Dr. John Wetherell was first elected as a director on June 19, 2002. Directors are elected annually or may, pursuant to section 111(1) of the *Business Corporations Act* (Alberta), be appointed by a quorum of directors to fill a vacancy among the directors, for a term expiring at the close of the next annual general meeting of shareholders.

Name and Municipality of Residence	Position with Corporation	Principal Occupation and Positions During Last Five Years	Director Since
Clifford D. Giese Sherwood Park, AB	Chairman of the Board, Chief Financial Officer & Director	Chairman and Chief Financial Officer of the Corporation; President of Rycor Holdings Ltd.	1999
Kevin A. Giese Edmonton, AB(4)	President, Chief Executive Officer & Director	President and Chief Executive Officer of the Corporation; President of Queensbury Ventures Inc.	1999
Laine M. Woollard Edmonton, AB(4)	Director	Legal Counsel, Technology Commercialization, University of Alberta	2001
Dr. Kjell Stenberg Styckebruck, Sweden	Director	Chief Executive Officer, Combio A/S; Senior Researcher and Manager, Astra/AstraZeneca	2002
Dr. John Wetherell Escondido, California	Director	Partner in the law firm of Pillsbury Winthrop LLP	2002
Michael Kennedy Vancouver, BC	Secretary	Partner in the law firm of Anfield Sujir Kennedy & Durno	N/A

Note:

(1) As of the date of this Annual Information Form, the directors & officers of the Corporation as a group, beneficially own, directly or indirectly, or exercise control or direction over, 2,767,954 Common Shares which represents 5.8% of the issued and outstanding Common Shares of the Corporation.

The Company has an audit committee, the members of which are Kevin A. Giese, Laine M. Woollard and Dr. Kjell Stenberg and a compensation committee, the members of which are Laine M. Woollard and Dr. John Wetherell.

2. Corporate Cease Trade Orders or Bankruptcies

None of the Directors or officers of the Corporation, or any shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the 10 years before the date of this AIF has been, a director or officer of any other issuer that, while that person was acting in that capacity: (a) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days; or (b) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

3. Penalties or Sanctions

No director, officer or promoter of the Corporation or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has, within the 10 years prior to the date of this AIF, been subject to any penalties or sanctions imposed by a court or securities regulatory authority, or entered into any settlement agreement with a securities regulatory authority, relating to trading in securities, promotion or management of a publicly traded issuer, or theft or fraud.

4. Personal Bankruptcies

No director, officer or promoter of the Corporation, or a shareholder holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any

proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director or officer

5. Conflicts of Interest

Conflicts of interest may arise as a result of the directors and officers of the Corporation also holding positions as directors and/or officers of other companies. Conflicts, if any, will be subject to the procedures and remedies under the *Business Corporations Act* (Alberta).

ADDITIONAL INFORMATION

The Corporation, upon request to the Secretary of the Corporation, will provide to any person or company:

(a) when the securities of the Corporation are in the course of a distribution under a preliminary short form prospectus or a short form prospectus,

   (i) one copy of the AIF of the Corporation, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the AIF,

   (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year for which financial statements have been filed together with the accompanying report of the auditor and one copy of the most recent interim financial statements of the Corporation that have been filed, if any, for any period after the end of its most recently completed financial year,

   (iii) one copy of the information circular of the Corporation in respect of its most recent annual meeting of shareholders that involved the election of directors or one copy of any annual filing prepared instead of that information circular, as appropriate, and

   (iv) one copy of any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus and are not required to be provided under clauses (i), (ii) or (iii); or

(b) at any other time, one copy of any documents referred to in clauses (a)(i), (ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person or company who is not a security holder of the Corporation.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's information circular dated May 17, 2002 for its Annual General Meeting held on June 19, 2002. Additional financial information is provided in the Corporation's comparative financial statements for the year ended December 31, 2001.

For further information or to obtain copies of any of the above mentioned documents, please contact:

Michael Kennedy
Corporate Secretary
c/o Anfield Sujir Kennedy & Durno
Barristers and Solicitors
1600 - 609 Granville St.
Vancouver, BC V7Y 1C3

02 SEP 16 AM 8:07

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **April 17, 2002** of **Incentive Stock Options of BioMS Medical Corp. entitling the holders to purchase up to 225,000 Class A common shares at a price of $2.97 per share up to March 24, 2007**, BioMS Medical Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 26th day of April, 2002.

BioMS Medical Corp.

"Michael Kennedy"

By: __________________________

Michael Kennedy
Corporate Secretary

Instructions:

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*

FORM 45-102F2

CERTIFICATE UNDER SUBSECTION 2.7(2) OR (3) OF MULTILATERAL INSTRUMENT 45-102

"RESALE OF SECURITIES"

BioMS Medical Corp. has distributed securities under a provision listed in Appendix D or E to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities is subject to section 2.5 or 2.6 of Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on **May 9, 2002** of **Incentive Stock Options of BioMS Medical Corp. entitling the holder to purchase up to 30,000 Class A common shares at a price of $5.75 per share up to November 8, 2006**, BioMS Medical Corp. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, B.C. this 9th day of May, 2002.

BioMS Medical Corp.

"Michael Kennedy"

By: ______________________
Michael Kennedy
Corporate Secretary

Instructions:

1. *If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1. above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented. Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.*

2. *If the issuer has completed 2. above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.*

EPS CAPITAL CORP.

Notice of Annual and Extraordinary General Meeting of Shareholders

To Be Held on June 22, 2001

- and -

Management Information Circular

This Management Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of EPS Capital Corp. for use at the Annual and Extraordinary General Meeting of the shareholders of EPS Capital Corp. to be held on June 22, 2001 at the time and place and for the purposes set out in the accompanying Notice of Annual and Extraordinary General Meeting and any adjournment thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Annual and Extraordinary General Meeting, other than as contained in this Management Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized.

Dated: May 16, 2001

The Canadian Venture Exchange has not in any way passed upon the merits of the Qualifying Transaction described in this Management Information Circular and any representation to the contrary is an offence.

EPS CAPITAL CORP.
6030 – 88th Street
Edmonton, Alberta
T6E 6G4

NOTICE OF ANNUAL AND EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an annual and extraordinary general meeting (the "Meeting") of shareholders of **EPS CAPITAL CORP.** ("EPS" or the "Corporation") will be held at Suite 3200, Manulife Place, 10180 – 101 Street, Edmonton, Alberta, on June 22, 2001 at 2:00 p.m., local time, for the following purposes:

1. To consider, and if deemed advisable, to approve on a "Majority of the Minority" basis as prescribed by Alberta Securities Commission Rule 46-501 and the Canadian Venture Exchange, Inc. ("CDNX" or the "Exchange") Policy 2.4 ("Policy 2.4"), with or without variation, an ordinary resolution, the full text of which is attached as Schedule "E" to the Management Information Circular to approve the acquisition of Rycor Technology Investments Corp. ("Rycor") as the "Qualifying Transaction" of the Corporation pursuant to Policy 2.4.
2. To consider, and if deemed advisable, to authorize, by special resolution, the continuance of the Corporation under the laws of the Province of Alberta.
3. To consider and, if deemed advisable, approve with or without amendment, a special resolution to change the name of the Corporation to "BioMS Medical Corp."
4. To receive the annual report of the board of directors to the shareholders and the audited financial statements of the Corporation for the year ended December 31, 2000.
5. To fix the board of directors of the Corporation for the ensuing year at four (4).
6. To elect the board of directors for the ensuing year.
7. To appoint Collins Barrow, Chartered Accountants, as auditor of the Corporation for the ensuing year and to authorize the board of directors to fix the remuneration of the auditor.
8. To authorize any one or more directors or officers of the Corporation to do all things necessary to give effect to any resolution passed by the shareholders of the Corporation at the Meeting.
9. To consider any permitted amendment to or variation of any matter identified in this Notice.
10. To transact such other business as may properly come before the Meeting or any adjournment thereof.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. **Shareholders are requested to refer to the Information Circular, in particular, Schedule "E" for the full text of the resolutions. Terms used herein which are defined in the Information Circular have the meaning set out in the Information Circular.**

A shareholder who is unable to attend the Meeting in person and who wishes to ensure that such shareholder's shares will be voted at the Meeting is requested to complete, date and sign the enclosed form of proxy and deliver it by fax, by hand or by mail in accordance with the instructions set out in the form of proxy and in the Information Circular.

Take notice that pursuant of the *Company Act* (British Columbia), you may until June 20, 2001 give the Company a notice of dissent by registered mail addressed to the Company at 1600 - 609 Granville St., Vancouver, BC V7Y 1C3 with respect to the resolution to continue the Corporation under the laws of the Province of Alberta. As a result of giving a notice of dissent you may, on receiving a notice of intention to act under section 207 of the Company *Act* (British Columbia), require the company to purchase all your shares in respect of which the notice of dissent was given.

DATED at Edmonton, Alberta, 16th day of May, 2001.

BY ORDER OF THE BOARD

Clifford D. Giese
Chairman of the Board

TABLE OF CONTENTS

SCHEDULES

EPS CAPITAL CORP.
SUMMARY

The following summarizes certain special matters to be considered at the Meeting which is in addition to the matters normally considered at an annual general meeting. The following is a summary of certain information contained elsewhere in this Management Information Circular, including the Schedules hereto, and is qualified in its entirety by reference to the more detailed information contained or referred to elsewhere in this Management Information Circular.

Qualifying Transaction

EPS and Rycor have entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, pursuant to a securities exchange take over bid circular to be filed in Alberta and elsewhere, of all issued and outstanding securities in the capital of Rycor (the "Offer"). The Acquisition Agreement superseded and replaced a letter of intent dated February 16, 2001 (the "LOI") between EPS and Rycor relating to the Offer. EPS is a capital pool company incorporated under the laws of British Columbia and the successful completion of the Offer would constitute its Qualifying Transaction pursuant to Policy 2.4 of the CDNX (the "Qualifying Transaction"). Rycor is a private corporation incorporated under the *Business Corporations Act* (Alberta). Rycor has one wholly-owned subsidiary, Rycor Corp. ("Subco") which it acquired effective March 1, 2001. Subco is also incorporated under the *Business Corporations Act* (Alberta).

Rycor has obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named "MB8298" (the "Technology" or the "Peptide"). A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. The Peptide is intravenously injected into multiple sclerosis patients as a therapeutic treatment. Researchers at the University have completed Phase I of human clinical trials in Canada. Phase II human clinical trials in Canada have been ongoing for approximately four years and will be completed in June 2001. Rycor anticipates entering into Phase III human clinical trials in Canada over the course of the next year. For further details on Rycor's business see "Information About Rycor – Business of Rycor".

The Acquisition Agreement provides for the implementation, subject to the satisfaction of certain conditions, of the Qualifying Transaction.

Rycor has the following securities issued and outstanding:

(a) 21,000,050 Class A common shares (the "Rycor Shares")

(b) 10,621,076 series A special warrants (the "Series "A" Special Warrants"), each Series A Special Warrant entitling the holder to acquire one Rycor Share for no further .consideration;

(c) 6,810,163 series B special warrants (the "Series "B" Special Warrants"), each Series B Special Warrant entitling the holder to acquire one Rycor Share and one non-transferable share purchase warrant (the "Rycor Warrants") of Rycor for no further consideration,. Each Rycor Warrant entitles the holder to acquire one Rycor Share at a price of $3.00 per Rycor Share until 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Rycor Share until 4:30 p.m.(Edmonton time) on December 31, 2002.

Pursuant to the Acquisition Agreement, EPS has agreed to make the Offer to purchase the Rycor Shares, the Series A Special Warrants and the Series B Special Warrants on the following basis:

(a) each of the issued and outstanding Rycor Shares will be exchanged for one common share of EPS at a deemed price of $0.72 per Common Share(the "Common Shares");

(b) each of the issued and outstanding Series A Special Warrants will be exchanged for one Common Share at a deemed price of $0.72 per Common Share;

(c) each of the issued and outstanding Series B Special Warrants will be exchanged for one Common Share at a deemed price of $0.72 per Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of 3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m.(Edmonton time) on December 31, 2002; and

(d) each of the issued and outstanding Rycor Warrants, if any, will be exchanged for one EPS Warrant.

On completion of the Qualifying Transaction, a total of 38,431,289 Common Shares of the Company will be issued to the securityholders of Rycor of which 21,978,806 Common Shares will be held in escrow (refer to "Information About EPS – Escrow Provisions") and of which 21,000,050 will be subject to a Pooling Agreement (refer to "Information About EPS – Pooled Shares"). The CDNX may, in its discretion, impose escrow or hold period restrictions on the balance of the Common Shares of the Company which will be issued to the securityholders of Rycor on completion of the Qualifying Transaction. A total of 6,810,163 EPS Warrants will also be issued to the holders of Series B Special Warrants of Rycor and holders of Rycor Warrants (if any) on completion of the Qualifying Transaction. The Qualifying Transaction is a "Related Party Transaction" as defined in CDNX Policy 1.1 ("Policy 1.1") in that Clifford D Giese and Kevin A. Giese are directors and officers of both EPS and Rycor and are securityholders of both EPS and Rycor. Additionally, Patrick W. Kelly and Ronald E. Ticknor are directors of EPS and securityholders of Rycor. Accordingly, EPS appointed an independent committee of directors consisting of Michael P. Kennedy and Robert K. O'Toole to negotiate the LOI and Acquisition Agreement. See "Interest of Management and Others in Matters to be Acted Upon".

In accordance with CDNX policies, the Corporation is required to obtain sponsorship from a CDNX member firm in connection with the Qualifying Transaction. Yorkton Securities Inc. ("Yorkton") of Suite 2200, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 has agreed to act as sponsor in connection with the Qualifying Transaction. See "Information about EPS – Sponsorship".

Yorkton has also agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common Share purchase warrant (the "Offering Warrants"), each whole Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta and British Columbia, although a portion of the Offering may be sold as special warrants (the "Offering Special Warrants") on a non-brokered basis. Each Offering Special Warrant will entitle the holder to acquire one Unit on exercise or deemed exercise of the Offering Special Warrants and the issuance of the Units on exercise or deemed exercise of the Offering Special Warrants will be qualified for distribution under the Prospectus. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and 2% of the gross proceeds from the sale of the Offering Special Warrants, and will be issued non-transferrable share purchase warrants (the "Agent's Warrants") equal to 10% of the number of Units sold and equal to 2% of the number of Offering Special Warrants sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the Agent's

Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $3.50 per Common Share during the first year and at a price of $4.50 per Common Share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). It is expected that the Offering will close concurrently with the closing of the Qualifying Transaction, although it is not a condition of closing of the Qualifying Transaction.

Certain holders of Rycor Shares, Series A Special Warrants and Series B Special Warrants (the "Supporting Securityholders") have executed and delivered to EPS lock-up agreements (the "Lock-up Agreements") under which the Supporting Securityholders have agreed to deposit to the Offer and not withdraw (unless the Lock-up Agreement is terminated) all of their Rycor Shares, Series A Special Warrants and Series B Special Warrants. The Supporting Securityholders have agreed to deposit a total of 18,123,225 Rycor Shares representing 86.3% of the Rycor Shares issued and outstanding, 10,318,701 Series A Special Warrants representing 97.2% of the issued and outstanding Series A Special Warrants and 6,511,663 Series B Special Warrants representing 95.6% of the issued and outstanding Series B Special Warrants.

The Offer will only be made if the Corporation and Rycor have obtained all consents, approvals and authorizations (including without limitation all regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions satisfactory to the Corporation and Rycor acting reasonably including conditional approval of the CDNX and Majority of the Minority Approval of the EPS shareholders and all other conditions of closing as provided in the Acquisition Agreement shall have been fulfilled or waived as provided therein.

It is a condition of closing in the Acquisition Agreement that not less than $66^2/_3$ (the "Minimum Amount") of the Rycor Shares, on a fully diluted basis, shall have been validly deposited under the Offer and taken up and paid for within the prescribed statutory time period. If the Minimum Amount is deposited, taken up and paid for but less than 100% of the Rycor Shares, Series A Special Warrants and Series B Special Warrants are deposited under the Offer, the Corporation intends, but is not required, to complete a subsequent acquisition or subsequent transaction pursuant to provisions of the *Business Corporations Act* (Alberta) in order to acquire the securities held by any dissenting offerees.

Pursuant to CDNX policies, Common Shares of the Corporation which are issued to "Principals" in connection with the Qualifying Transaction are required to be held in escrow. "Principals" as defined in CDNX policies include promoters, directors, senior officers and persons owning more than 20% of the voting securities of the Corporation, and associates of the foregoing persons.

A total of 21,978,806 Common Shares (the "New Escrow Shares") which will be issued to Principals on closing of the Qualifying Transaction will be held in escrow pursuant to an agreement (the "Value Escrow Agreement") dated for reference April 20, 2001. It is expected that on completion of the Qualifying Transaction the Corporation will be classified as a Tier 1 Issuer under CDNX policies. If the Corporation is classified as a Tier 1 Issuer, the New Escrow Shares will be released from escrow as follows:

(a) 25% on the date (the "Final Exchange Notice Date") CDNX issues a notice (the "Final Exchange Notice") accepting the Qualifying Transaction for filing;
(b) 25% six months following the Final Exchange Notice Date;
(c) 25% 12 months following the Final Exchange Notice Date;
(d) 25% 18 months following the Final Exchange Notice Date.

If the Corporation is classified as a Tier 2 Issuer under CDNX policies on completion of the Qualifying Transaction, the New Escrow Shares will be released from escrow as follows:

(a) 10% on the Final Exchange Notice Date;
(b) 15% 6 months following the Final Exchange Notice Date;
(c) 15% 12 months following the Final Exchange Notice Date;

(d) 15% 18 months following the Final Exchange Notice Date;
(e) 15% 24 months following the Final Exchange Notice Date;
(f) 15% 30 months following the Final Exchange Notice; Date
(g) 15% 36 months following the Final Exchange Notice Date;

The CDNX may, in its discretion, impose escrow or hold period restrictions on the balance of the 16,452,483 Common Shares to be issued to the Rycor securityholders on completion of the Qualifying Transaction.

For further details of the Qualifying Transaction refer to "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction".

Continuance

If shareholders approve the Qualifying Transaction, they will also be asked to approve, by special resolution, the continuance of the Corporation under the laws of the Province of Alberta. See "Matters to be Acted Upon at the Meeting – Continuance".

Name Change

If shareholders approve the Qualifying Transaction, they will also be asked to approve, by special resolution, a change of name of the Corporation to "BioMS Medical Corp." See "Matters to be Acted Upon at the Meeting – Name Change".

Capitalization

On completion of the Qualifying Transaction and closing of the Offering, there will be 44,696,289 Common Shares of the Corporation issued and outstanding (54,906,452 fully diluted).

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

THE CANADIAN VENTURE EXCHANGE HAS NOT IN ANY WAY PASSED UPON THE MERITS OF THE QUALIFYING TRANSACTION DESCRIBED HEREIN AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE.

EPS CAPITAL CORP.

MANAGEMENT INFORMATION CIRCULAR
GENERAL PROXY INFORMATION

Solicitation of Proxies

This Management Information Circular is provided in connection with the solicitation by management of the Corporation of proxies for the Meeting of the shareholders of the Corporation to be held at Suite 3200, Manulife Place, 10180 – 101 Street, Edmonton, Alberta on June 22, 2001 at 2:00 p.m. (Edmonton time). Management contemplates a solicitation of proxies primarily by mail. Proxies may also be solicited personally or by telephone by employees of the Corporation at nominal cost. The costs thereof will be borne by the Corporation.

Appointment and Revocation of Proxies

A shareholder has the right to appoint a nominee (who need not be a shareholder) to represent him at the Meeting other than the persons designated in the enclosed proxy form by inserting the name of his or her chosen nominee in the space provided for that purpose on the form, or by completing another proper proxy form. Such shareholder should notify the nominee of his appointment, obtain his consent to act as proxy and should instruct him on how the shareholder's Common Shares are to be voted. In any case, the form of proxy should be dated and executed by the shareholder or his attorney authorized in writing.

A form of proxy will not be valid for the Meeting or any adjournment thereof unless it is completed and delivered to Pacific Corporate Trust Company, 830 - 625 Howe Street, Vancouver, British Columbia, V6C 3B8 at least 48 hours prior to the time of the Meeting or any adjournment thereof. In addition to revocation in any other manner permitted by law, a shareholder who has given a proxy may revoke it, any time before it is exercised, by instrument in writing executed by the shareholder or by his attorney authorized in writing and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of such meeting on the day of the Meeting or any adjournment thereof.

Voting of Proxies

The persons named in the enclosed proxy form have been designated by the Corporation and have indicated their willingness to represent as proxy the shareholders who appoint them. Each shareholder may instruct his proxy how to vote his or her Common Shares by completing the blanks on the proxy form.

Common Shares represented by a properly executed proxy form by the persons designated in the enclosed form will be voted or withheld from voting, whether such vote is conducted by show of hands or by ballot, in accordance with the instructions made on the proxy form. In the absence of such instructions, such Common Shares will be voted for the approval of the matters set out in the form of proxy. In the absence of contrary direction, a general authority will be deemed to be granted to the proxy holder with respect to any other matter properly brought before the Meeting. The accompanying proxy form confers discretionary authority on the persons named therein with respect to amendments to or variations of matters identified in the Notice of Annual and

Extraordinary General Meeting and with respect to other matters which may properly come before the Meeting.

As of the date hereof, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual and Extraordinary General Meeting.

Signature on Proxy Form

The proxy form shall be executed by the shareholder or his attorney authorized in writing or, if a shareholder is a corporation, the proxy form should be signed in its corporate name under its corporate seal by an authorized officer of such corporation whose title should be indicated. A proxy form signed by a person acting as attorney or in some other representative capacity should indicate such person's capacity under his or her signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act.

Voting Securities and Principal Holders Thereof

Subject to the restrictions regarding the "Majority of the Minority Test" set out in Alberta Securities Commission Rule 46- 501 and Companion Policy 46-501CP (the "Rule") and Policy 2.4 of the Canadian Venture Exchange, Inc., holders of Common Shares are entitled to one vote at the meeting for each Common Share held.

Only shareholders of record as of May 16, 2001 (the "Record Date") who either personally attend the Meeting or who have completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote, or have their Common Shares voted, at the Meeting. A list of shareholders as of the Record Date is available for inspection at the office of the Corporation's registrar and transfer agent, Pacific Corporate Trust Company, Suite 830 – 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and will also be available for inspection at the Meeting.

The Corporation is authorized to issue 100,000,000 Common Shares without par value of which 2,965,000 are issued and outstanding as of the Record Date.

To the knowledge of the directors and senior officers of the Corporation, the only persons or companies who beneficially own, directly or indirectly, or exercise control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares are as follows:

Name of Shareholder	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Clifford D. Giese	700,000	23.6%
Kevin A. Giese	500,000	16.9%

Under the Rule and Policy 2.4 of the CDNX, the resolution to approve the Qualifying Transaction must receive "Majority of the Minority Approval". Therefore, only the votes of certain shareholders will be counted to determine whether the Qualifying Transaction has been approved. Only the votes of the shareholders who are not "Parties Related to the Corporation" or who are not "Parties Related to the Qualifying Transaction" will be counted to determine whether the Qualifying Transaction has been approved. "Parties Related to the Corporation" means the promoters, insiders and control persons of the Corporation and any of their associates or affiliates. Control person means any person who holds a sufficient number of voting securities of a corporation to materially affect control of the Corporation and, in the absence of evidence to the contrary, includes any person that holds more than 20% of the outstanding voting shares of a corporation. "Parties Related to the Qualifying Transaction" means the promoters, officers, directors, insiders and all other parties to or associated with the Qualifying Transaction, and associates or affiliates of those persons. To obtain approval, at least 50% plus one vote

of the votes cast by shareholders who vote at the Meeting (excluding Parties Related to the Corporation and Parties Related to the Qualifying Transaction) must vote in favour of the Qualifying Transaction.

Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to many shareholders, as a substantial number of the shareholders do not hold their Common Shares in their own name. Shareholders who do not hold their Common Shares in their own name (referred to in this Management Information Circular as "Beneficial Shareholders") should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those shares will not be registered in the shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the names of CDS & Co. (the registration name for The Canadian Depository for Securities), which company acts as nominee for many Canadian brokerage firms. Common Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares for their clients. The directors and officers of the Corporation do not know for whose benefit the Common Shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy supplied to a Beneficial Shareholder by its broker is identical to the form of proxy provided by the Corporation to the registered Shareholders. However, its purpose is limited to instructing the registered Shareholder how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Independent Investor Communications Corporation ("IICC"). IICC typically applies an Annual and Extraordinary General Meeting sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the proxy forms to IICC. IICC then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. **A Beneficial Shareholder receiving a proxy with an IICC sticker on it cannot use that proxy to vote Common Shares directly at the Meeting. The proxy must be returned to IICC well in advance of the Meeting in order to have the Common Shares voted.**

Management Report

The board of directors of the Corporation has approved all of the information in the Annual Report that accompanies this Management Information Circular, including the audited financial statements for the year ended December 31, 2000.

Effective Date

Unless otherwise specified, the information herein is as of April 27, 2001 (the "Effective Date").

MATTERS TO BE ACTED UPON AT THE MEETING

A. APPROVAL OF QUALIFYING TRANSACTION

The shareholders of the Corporation are being asked to approve at the Meeting the transaction set out below which will constitute the qualifying transaction of the Corporation pursuant to CDNX Policy 2.4. Under the Rule and Policy 2.4, only the votes of certain shareholders will be counted to determine whether the Qualifying Transaction has been approved. Only the votes of the shareholders who are not Parties Related to the Corporation and Parties Related to the Qualifying Transaction will be counted to

determine whether the Qualifying Transaction has been approved. To obtain approval, at least 50% plus one vote of the votes cast by shareholders who vote at the Meeting (excluding Parties Related to the Corporation and Parties Related to the Qualifying Transaction) must vote in favour of the Qualifying Transaction.

Description of the Qualifying Transaction

EPS and Rycor have entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, pursuant to a securities exchange take-over bid circular to be filed in Alberta and elsewhere, of all issued and outstanding securities in the capital of Rycor (the "Offer"). The Acquisition Agreement superseded and replaced a letter of intent dated February 16, 2001 (the "LOI") between EPS and Rycor relating to the Offer. Rycor is a private corporation incorporated under the *Business Corporations Act* (Alberta). Rycor has one wholly-owned subsidiary, Rycor Corp. ("Subco") which it acquired effective March 1, 2001. Subco is also incorporated under the *Business Corporations Act* (Alberta).

Rycor has obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named "MB8298" (the "Technology" or the "Peptide"). A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. The Peptide is intravenously injected into multiple sclerosis patients as a therapeutic treatment. Researchers at the University have completed Phase I of human clinical trials in Canada. Phase II human clinical trials in Canada have been ongoing for approximately four years and will be completed in June 2001. Rycor anticipates entering into Phase III human clinical trials in Canada over the course of the next year.

The Acquisition Agreement provides for the implementation, subject to the satisfaction of certain conditions, of the Qualifying Transaction.

Rycor has the following securities issued and outstanding:

(a) 21,000,050 Class A common shares (the "Rycor Shares")

(b) 10,621,076 series A special warrants (the "Series "A" Special Warrants"), each Series A Special Warrant entitling the holder to acquire one Rycor Share for no further consideration;

(c) 6,810,163 series B special warrants (the "Series "B" Special Warrants"), each Series B Special Warrant entitling the holder to acquire one Rycor Share and one non-transferable share purchase warrant (the "Rycor Warrants") of Rycor for no further consideration,. Each Rycor Warrant entitles the holder to acquire one Rycor Share at a price of $3.00 per Rycor Share until 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Rycor Share until 4:30 p.m.(Edmonton time) on December 31, 2002.

Pursuant to the Acquisition Agreement, EPS has agreed to make the Offer to purchase the Rycor Shares, the Series A Special Warrants and the Series B Special Warrants on the following basis:

(a) each of the issued and outstanding Rycor Shares will be exchanged for one common share of EPS (the "Common Shares") at a deemed price of $0.72 per Common Share;

(b) each of the issued and outstanding Series A Special Warrants will be exchanged for one Common Share at a deemed price of $0.72 per Common Share;

(c) each of the issued and outstanding Series B Special Warrants will be exchanged for one Common Share at a deemed price of $0.72 per Common Share and one non-transferable

share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of 3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m.(Edmonton time) on December 31, 2002; and

(d) each of the issued and outstanding Rycor Warrants, if any, will be exchanged for one EPS Warrant.

On completion of the Qualifying Transaction, a total of 38,431,289 Common Shares of the Company will be issued to the securityholders of Rycor of which 21,978,806 Common Shares will be held in escrow (refer to "Information About EPS – Escrow Provisions") and of which 21,000,050 will be subject to a Pooling Agreement (refer to "Information About EPS – Pooled Shares"). The CDNX may, in its discretion, impose escrow or hold period restrictions on the balance of the Common Shares of the Company which will be issued to the securityholders of Rycor on completion of the Qualifying Transaction. A total of 6,810,163 EPS Warrants will also be issued to the holders of Series B Special Warrants of Rycor and holders of Rycor Warrants (if any) on completion of the Qualifying Transaction. The Qualifying Transaction is a "Related Party Transaction" as defined in CDNX Policy 1.1 ("Policy 1.1") in that Clifford D Giese and Kevin A. Giese are directors and officers of both EPS and Rycor and are securityholders of both EPS and Rycor. Additionally, Patrick W. Kelly and Ronald E. Ticknor are directors of EPS and securityholders of Rycor. Accordingly, EPS appointed an independent committee of directors consisting of Michael P. Kennedy and Robert K. O'Toole to negotiate the LOI and Acquisition Agreement. See "Interest of Management and Others in Matters to be Acted Upon".

In accordance with CDNX policies, the Corporation is required to obtain sponsorship from a CDNX member firm in connection with the Qualifying Transaction. Yorkton Securities Inc. ("Yorkton") of Suite 2200, 440 – 2nd Avenue S.W., Calgary, Alberta, T2P 5E9 has agreed to act as sponsor in connection with the Qualifying Transaction. See "Information about EPS – Sponsorship".

Pursuant to an engagement letter (the "Engagement Letter") dated March 1, 2001, Yorkton has agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common Share purchase warrant (the "Offering Warrants"), each whole Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta and British Columbia, although a portion of the Offering may be sold as special warrants (the "Offering Special Warrants") on a non-brokered basis. Each Offering Special Warrant will entitle the holder to acquire one Unit on exercise or deemed exercise of the Offering Special Warrants and the issuance of the Units on exercise or deemed exercise of the Offering Special Warrants will be qualified for distribution under the Prospectus. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and 2% of the gross proceeds form the sale of the Offering Special Warrants, and will be issued non-transferrable share purchase warrants (the "Agent's Warrants") equal to 10% of the number of Units sold and equal to 2% of the number of Offering Special Warrants sold. The Engagement Letter will be superseded and replaced by a formal agency agreement between the Corporation and Yorkton which will provide, among other things, that Yorkton may terminate its obligations under the agency agreement at any time at its discretion based upon its assessment of the state of the financial markets or upon the occurrence of certain stated events.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $3.50 per Common Share during the first year and at a price of $4.50 per Common Share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). It is expected that the Offering will close

concurrently with the closing of the Qualifying Transaction, although it is not a condition of closing of the Qualifying Transaction.

Certain holders of Rycor Shares, Series A Special Warrants and Series B Special Warrants (the "Supporting Securityholders") have executed and delivered to EPS lock-up agreements (the "Lock-up Agreements") under which the Supporting Securityholders have agreed to deposit to the Offer and not withdraw (unless the Lock-up Agreement is terminated) all of their Rycor Shares, Series A Special Warrants and Series B Special Warrants. The Supporting Securityholders have agreed to deposit a total of 18,123,225 Rycor Shares representing 86.3% of the Rycor Shares issued and outstanding, 10,318,701 Series A Special Warrants representing 97.2% of the issued and outstanding Series A Special Warrants and 6,511,663 Series B Special Warrants representing 95.6%of the issued and outstanding Series B Special Warrants.

The Offer will only be made if the Corporation and Rycor have obtained all consents, approvals and authorizations (including without limitation all regulatory approvals) required or necessary in connection with the transactions contemplated herein on terms and conditions satisfactory to the Corporation and Rycor acting reasonably including conditional approval of the CDNX and Majority of the Minority Approval of the EPS shareholders and all other conditions of closing as provided in the Acquisition Agreement shall have been fulfilled or waived as provided therein.

It is a condition of closing in the Acquisition Agreement that not less than 66 2/3 (the "Minimum Amount") of the Rycor Shares, on a fully diluted basis, shall have been validly deposited under the Offer and taken up and paid for within the prescribed statutory time period. If the Minimum Amount is deposited, taken up and paid for but less than 100% of the Rycor Shares, Series A Special Warrants and Series B Special Warrants are deposited under the Offer, the Corporation intends, but is not required, to complete a subsequent acquisition or subsequent transaction pursuant to the provisions of the *Business Corporations Act* (Alberta) in order to acquire the securities held by dissenting offerees.

Pursuant to CDNX policies, Common Shares of the Corporation which are issued to "Principals" in connection with the Qualifying Transaction are required to be held in escrow. "Principals" as defined in CDNX policies include promoters, directors, senior officers and persons owning more than 20% of the voting securities of the Corporation, and associates of the foregoing persons.

A total of 21,978,806 Common Shares (the "New Escrow Shares") which will be issued to Principals on closing of the Qualifying Transaction will be held in escrow pursuant to an agreement (the "Value Escrow Agreement") dated April 20, 2001. It is expected that on completion of the Qualifying Transaction the Corporation will be classified as a Tier 1 Issuer under CDNX policies. If the Corporation is classified as a Tier 1 Issuer, the New Escrow Shares will be released from escrow as follows:

(a) 25% on the date (the "Final Exchange Notice Date") the CDNX issues a notice (the "Final Exchange Notice") accepting the Qualifying Transaction for filing;
(b) 25% six months following the Final Exchange Notice Date;
(c) 25% 12 months following the Final Exchange Notice Date;
(d) 25% 18 months following the Final Exchange Notice Date.

If the Corporation is classified as a Tier 2 Issuer under CDNX policies on completion of the Qualifying Transaction, the New Escrow Shares will be released from escrow as follows:

(a) 10% on the Final Exchange Notice Date;
(b) 15% 6 months following the Final Exchange Notice Date;
(c) 15% 12 months following the Final Exchange Notice Date;
(d) 15% 18 months following the Final Exchange Notice Date;
(e) 15% 24 months following the Final Exchange Notice Date;
(f) 15% 30 months following the Final Exchange Notice Date;
(g) 15% 36 months following the Final Exchange Notice Date.

The CDNX may, in its discretion, impose escrow or hold period restrictions on the balance of the 16,452,483 Common Shares to be issued to the Rycor securityholders on completion of the Qualifying Transaction.

Upon completion of the Qualifying Transaction, there will be 44,696,289 Common Shares of the Corporation issued and outstanding (54,906,452 fully diluted).

Purpose of the Qualifying Transaction

In the opinion of the board of directors of EPS, the Qualifying Transaction provides EPS with a significant asset with which to develop further business opportunities, acquire assets and obtain financing. The Qualifying Transaction will constitute the Corporation's qualifying transaction pursuant to Policy 2.4, following which the Corporation will no longer be classified as a capital pool company and will be free of a number of restrictions presently placed on the conduct of its operations. The Qualifying Transaction will allow the shareholders of EPS to participate in the larger public corporation with enhanced market liquidity, improved access to capital markets and greater financial resources.

Proposed Business of EPS

Detailed information regarding the business of Rycor is contained herein. (See "Information about Rycor"). The information regarding Rycor contained herein has been provided to the Corporation by Rycor and the Corporation has relied upon the representations of Rycor regarding its business and affairs. There are risks associated with the business of Rycor and specific reference is made to the section entitled "Risk Factors".

Public and Insider Ownership

On completion of the Qualifying Transaction and the Offering, the promoters and insiders of the Corporation, as a group, will beneficially own 20,817,679 Common Shares representing 46.6% of the then issued and outstanding Common Shares and the public will own 23,878,610 Common Shares representing 53.4% of the then issued and outstanding Common Shares.

Conflicts of Interest

Neither the Corporation nor Rycor is a related party or a connected party, as such terms are defined in the *Securities Act* (British Columbia), of Yorkton.

Certain of the directors and officers of the Corporation and of Rycor are directors and officers of other corporations and situations may arise where there may be a conflict between their duties to the Corporation or Rycor and their duties to such other corporations. All such conflicts will be dealt with in accordance with the applicable governing corporate legislation and common law.

Principal Holders of Voting Securities

To the knowledge of the directors and officers of the Corporation, on the completion of the Qualifying Transaction and the Offering, the following persons will beneficially own, directly or indirectly, or exercise control or direction over, or have a combination of direct or indirect beneficial ownership of and of control or direction over more than 10% of the then issued and outstanding Common Shares:

Name and Municipality of Residence	Number of Securities	Percentage of Class after Qualifying Transaction and Offering
The University of Alberta Edmonton, Alberta	18,123,225	40.5%

Financial Statements

Audited Financial Statements of the Corporation for the year ended December 31, 2000 and unaudited financial statements of the Corporation for the three months ended March 31, 2001 are attached to this Information Circular as Schedule "A", audited financial statements of Rycor for the year ended December 31, 2000 and unaudited financial statements of Rycor for the three months ended March 31, 2001 are attached to this Information Circular as Schedule "B", unaudited pro-forma financial statements of the Corporation as at March 31, 2001 are attached to this Information Circular as Schedule "C" and audited financial statements for Subco for the year ended September 30, 2000 and unaudited financial statements of Subco for the three months ended December 31, 2000 are attached to this Information Circular as Schedule "D"..

Recommendation and Approval

The board of directors of the Corporation having considered all factors they deemed necessary to be considered based on the information available to them, have concluded that the proposed Qualification Transaction as described herein is favourable to the Corporation and recommends approval of the Qualifying Transaction. **In the absence of contrary directions, the Management designees intend to vote proxies in the accompanying form in favour of the Qualifying Transaction.**

The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with our without modification, is attached hereto as Schedule "E" The form of resolution approving the Qualifying Transaction provides that the directors of the Corporation may, in their sole discretion, revoke and rescind the resolution before it is acted upon without the further approval or authorization of the shareholders.

B. CONTINUANCE

The Corporation is currently incorporated under the *Company Act* (British Columbia). Rycor is an Alberta corporation incorporated under the *Business Corporations Act* (Alberta). In order that the Corporation and Rycor will be governed by the same corporate law statute is it proposed that the Corporation continue under the laws of the Province of Alberta. Section 37 of the *Company Act* (British Columbia) allows a British Columbia Company to be continued under the laws of another province. Continuing the Corporation under the *Business Corporations Act* (Alberta) will make the Corporation an Alberta company as if the Corporation had been originally incorporated under the *Business Corporations Act* (Alberta). The continuance cannot be implemented without the approval of the shareholders of the Corporation by Special Resolution. A special resolution means a resolution passed by at least 75% of the votes cast by shareholders who vote at the Meeting.

At the time of filing the continuance, the Memorandum of the Corporation will be replaced in its entirety by Articles of Continuance which are consistent with the *Business Corporations Act* (Alberta). The form of Articles of Continuance proposed by the Corporation to be filed under the *Business Corporations Act* (Alberta) are appended to this Circular as Schedule "G". In addition, the Corporation will require a new By-Law governing its operations to replace the existing Articles of the Corporation. The form of the proposed By-Laws of the Corporation are appended to this Circular as Schedule "H".

The complete text of the resolution (the "Continuance Resolution") which management intends to place before the meeting for approval, confirmation and adoption, with or without modification is attached as Schedule "F" to this Management Information Circular.

Rights of Dissenting Shareholders

Pursuant to the *Company Act* (British Columbia), a shareholder has until June 20, 2001 the right to dissent to the Continuance Resolution in respect of his or her shares by delivering to the Corporation by registered mail a notice of dissent addressed to the Corporation at its registered office at 1600 – 609 Granville Street, British Columbia, V7Y 1C3. As a result of giving a notice of dissent, a shareholder

may, upon passage of the Continuance Resolution and receipt from the Corporation of a notice of its intention to act thereupon, require the Corporation to purchase all of his or her shares in respect of which the notice of dissent was given.

A shareholder of the Corporation has the right to give a notice of dissent with respect to the Continuance Resolution pursuant to section 37(4) of the *Company Act* (British Columbia). If a shareholder gives such notice of dissent, then section 207 of the *Company Act* (British Columbia) applies. A copy of that section is attached as Schedule "F" to this Information Circular. The price to be paid for the shares of the dissenting shareholder is their fair value as of the day before the date on which the Continuance Resolution is passed.

A shareholder's right to give a notice of dissent with respect to the Continuance Resolution will lapse if not exercised two days before the meeting at which such resolution is to be passed. A notice of dissent ceases to be effective if the shareholder giving it votes in favour of the resolution.

Shareholders who are uncertain of their rights under section 37(4) and 207of the *Company Act* (British Columbia) and who wish to exercise any of those rights should consult legal counsel in British Columbia.

The directors of the Corporation may elect not to proceed with the transactions contemplated in the Continuance Resolution if a sufficient number of notices of dissent are received.

The foregoing summary does not purport to provide a comprehensive statement of the procedures to be followed by a dissenting shareholder who seeks to exercise dissent rights. The *Company Act* (British Columbia) requires strict adherence to the procedures established therein and failure to do so may result in the loss of dissent rights. Accordingly, each shareholder who might desire to exercise dissent rights should carefully consider and comply with the provisions in those sections, the full text of which is set out in Schedule "F" to this Information Circular.

The form of Continuance Resolution provides that the Directors of the Company may, in their sole discretion, revoke and rescind the resolution before it is acted upon without the further approval or authorization of the shareholders.

C. NAME CHANGE

Subject to the approval of the special resolution approving the Qualifying Transaction and completion of the Qualifying Transaction, it is the opinion of the Directors of EPS that it is in the best interests of EPS to change its name to "BioMS Medical Corp." in order to reflect EPS's acquisition of Rycor. Pursuant to the Company Act (British Columbia), a change of name of a corporation requires approval by a special resolution of the shareholders

The complete text of the resolution which management intends to place before the Meeting for approval, confirmation and adoption, with or without modification is attached as Schedule "E" to this Management Information Circular.

D. FINANCIAL STATEMENTS AND APPOINTMENT OF AUDITORS

The enclosed audited financial statements of the Corporation for the most recently completed financial year ended December 31, 2000, together with the Auditor's Report thereon, will be presented to shareholders at the Meeting. The financial statements together with the Auditor's Report thereon are being mailed to shareholders of record with this Information Circular. Additional copies of the financial statements, together with the President's Report, Notice of Meeting, Information Circular and Proxy, will be available from the Corporation's Registrar and Transfer Agent, Pacific Corporate Trust Company, at Suite 830 – 625 Howe Street, Vancouver, British Columbia, V6C 3B8

Unless otherwise instructed, the persons named in the accompanying form of Proxy intend to vote for the re-appointment of Collins Barrow, Chartered Accountants, of Suite 1550 Metronet Tower, 10250-101

Street N.W., Edmonton, Alberta, T5J 3P4, as auditors of the Corporation to hold office until the close of the next annual general meeting of the shareholders of the Corporation. It is proposed that the remuneration to be paid to the Auditors of the Corporation be fixed by the Corporation's board of directors.

Collins Barrow have been the Auditors of the Corporation since January 14, 1999.

E. ELECTION OF DIRECTORS

Shareholders of the Corporation will be asked to consider and, if thought appropriate, approve and adopt an ordinary resolution fixing the number of directors to be elected at four. In order to be effective, an ordinary resolution requires the approval of a majority of the votes cast by the shareholders who vote in respect of the resolution.

At the Meeting, it will be proposed that 4 directors be elected to hold office until the next annual meeting or until their successors are elected or appointed. Unless otherwise directed, it is the intention of the persons named in the instrument of proxy to vote proxies in the accompanying form in favour of the ordinary resolution fixing the number of directors at 4 members and the election of the nominees hereinafter set forth, as a group, as directors for the ensuing year.

The following table sets forth the name, municipality of residence and principal occupation(s) for the past 5 years of each proposed nominee, and the number and percentage of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control is exercised, by each proposed nominee, both as of the date hereof and on the closing of the Qualifying Transaction. Clifford D. Giese, Kevin A. Giese and Michael P. Kennedy are currently directors of the Corporation. Clifford D. Giese, Kevin A. Giese and Michael P. Kennedy were appointed as directors of the Corporation on January 14, 1999.

Name and Municipality of Residence	Position with Corporation	Principal Occupation and Positions During Last Five Years	Voting Securities as at Effective Date	Voting Securities on Closing of Qualifying Transaction and Offering (1), (2)
Clifford D. Giese, 53 Sherwood Park, AB	Chairman of the Board, Chief Financial Officer, Secretary & Director	President and Chief Executive Officer of Rycor; President of Rycor Holdings Ltd.	700,000 (23.6%)	1,651,636 (3.7%)
Kevin A. Giese, 42 Edmonton, AB	President, Chief Executive Officer & Director	Chief Financial Officer & Secretary of Rycor; Chairman of Retail Oil Services Corp.	500,000 (16.9%)	942,818 (2.1%)
Michael P. Kennedy, 44 N. Vancouver, BC (3)	Director	Partner, Anfield Sujir Kennedy & Durno	100,000 (3.4%)	100,000 (0.2%)
Laine M. Woollard, 44 Edmonton, AB	Director	Legal Counsel, Technology Commercialization, University of Alberta	NIL	NIL

Notes:

(1) For information on options held by directors and options which the Corporation proposed to grant to directors on completion of the Qualifying Transaction refer to "Information About EPS – Options to Purchase Securities".

(2) On completion of the Qualifying Transaction and closing of the Offering, directors, officers and promoters of the Corporation as a group will own 2,694,454 Common Shares representing 6% of the then issued and outstanding Common Shares.

(3) The audit committee of the Corporation is comprised of Michael P. Kennedy, Patrick W. Kelly and Ronald E. Ticknor. Messrs. Kelly & Ticknor are not standing for election. The Corporation does not have an executive committee.

If shareholders approve the Qualifying Transaction, the above named individuals will remain as directors and officers of the Corporation. If shareholders do not approve the Qualifying Transaction, it is expected that Mr. Woollard will withdraw his consent to stand for election as a director.

The following is a brief biographical description of the nominees for director:

Clifford D. Giese is the President, Chief Executive Officer and a Director of Rycor. Mr. Giese became a stock broker with Midland Doherty in 1969. In 1976 Mr. Giese, as President, founded and developed the business of Mr. Lube Ltd. Mr Giese played a key role in developing the business in Canada and in foreign markets (United States and France). In 1986 Mr. Giese became President of Rycor Holdings Ltd. a personal investment company. Mr. Giese still holds this position. In 1988 Mr. Giese became director and major shareholder of NQL Drilling Tools Inc., an oil field equipment company listed on The Toronto Stock Exchange. He resigned as a director in February, 1999. In 1997, Mr. Giese became a director of CanaDream Corporation, a CDNX-listed company which is in the business of providing motor home rentals and other tourism related services to foreign travellers visiting Canada.

Kevin A. Giese is the Chief Financial Officer, Secretary and a Director of Rycor. Mr. Giese graduated from the University of Alberta in 1981 with a Bachelor of Arts degree in Economics, from the University of Victoria in 1984 with a Bachelor of Laws degree, and from York University in 1987 with a Masters in Business Administration.

Mr. Giese practiced law in Vancouver, British Columbia from 1984 to 1986 before moving to Toronto, where he became the Vice-President, Franchise Development, with Mr. Lube Ltd. In 1990, he became President for a six year term at Mr. Lube U.S. Concurrently, from 1989 to 1995, Mr. Giese acted as director and Chief Financial Officer of NQL Drilling Tools Inc.

Mr. Giese is currently the Chairman of Retail Oil Services Co., a gas wholesaler in the southern United States as well as the President of Queensbury Ventures Inc., a private investment company which also provides management consulting services to small public companies.

He was the President and a Director of Simbud Capital Corp. ("Simbud"), a junior capital pool corporation listed on the Alberta Stock Exchange (one of the predecessors to the Exchange), from May 1997 to November 1998 when Simbud completed its major transaction and changed its name to CanaDream Corporation. Mr. Giese is currently a director of CanaDream Corporation. He is also President and a Director of Healey Capital Corp., a capital pool company listed on the Exchange which has yet to complete its Qualifying Transaction and a Director of Road King Travel Centres Inc., an Exchange listed company which owns and operates truck stops.

Laine M. Woollard has been Legal Counsel, Technology Commercialization, for the University of Alberta since June, 1994. From May, 1990 to December, 1993, he was legal counsel for Synphar Laboratories, a pharmaceutical company. Mr. Woollard obtained a Bachelor of Science degree in Pharmacy from the University of Alberta in 1983 and a Bachelor of Laws degree from the University of Alberta in 1986.

Michael P. Kennedy has been a partner with the law firm of Anfield Sujir Kennedy & Durno since 1991. Prior to that he was an associate lawyer with the same firm. Mr. Kennedy graduated from the University of Victoria with a Bachelor of Laws degree in 1984. He is a director of NQL Drilling Tools Inc.

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INFORMATION ABOUT EPS

NAME AND INCORPORATION

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. on February 9, 2000. The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and will remain at the same location following the completion of the Qualifying Transaction. The registered office of the Corporation is located at 1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1M3. Refer to "Information About Rycor- Name and Incorporation" for details of the corporate structure of EPS following completion of the Qualifying Transaction.

BUSINESS OF EPS

Pursuant to a Prospectus dated November 30, 2000, EPS completed an initial public offering of 1,300,000 Common Shares at a price of $0.20 per share for gross proceeds of $260,000. Its common shares were listed and posted for trading on the CDNX on March 21, 2001 under the trading symbol "ECC".

EPS is classified as a capital pool company ("CPC") on the CDNX.

As a CPC, EPS must complete a qualifying transaction within 18 months of the date of listing on the CDNX. A qualifying transaction is defined in CDNX Policy 2.4 as a transaction whereby a CPC:

(1) issues or proposes to issue, in consideration for the acquisition of significant assets, common shares or securities convertible, exchangeable or exercisable into common shares which, if fully converted, exchanged or exercised would represent more than 25 percent of its common shares issued and outstanding immediately prior to the issuance;

(2) enters into an arrangement, amalgamation, merger or reorganization with another company with significant assets, whereby the ratio of securities which are distributed to the shareholders of the CPC and the other company results in the shareholders of the other company acquiring control of the resulting issuer; or

(3) otherwise acquires significant assets (other than cash),

but excludes a transaction which consists solely of the issuance for cash by the CPC of common shares or securities convertible, exchangeable or exercisable into common shares, representing more than 25 percent of the CPC's common shares issued and outstanding immediately prior to the issuance.

Policy 2.4 defines "significant assets" as one or more assets or businesses which, when acquired by the CPC, together with any other concurrent transactions, results in the CPC meeting the minimum listing requirements under CDNX Policy 2.1.

Policy 2.4 provides that the Qualifying Transaction must be submitted to the shareholders of the Corporation for approval at the Meeting, and that the Corporation's shareholders shall have the right to approve the Qualifying Transaction on the basis of the application of the "Majority of the Minority" test, which requires that the resolution shall be passed by at least 50% plus one vote of the votes cast by shareholders who vote at the meeting, other than Parties Related to the Corporation and Parties Related to the Qualifying Transaction.

If EPS completes its Qualifying Transaction and files all necessary documentation, the requirements of Policy 2.4 will no longer apply except sections 11 (escrow provisions) and 14.10 (reverse takeover provisions).

As it is a CPC, EPS has not conducted operations of any kind other than engaging in discussions and negotiations for the purpose of identifying and evaluating potential acquisitions of interests in commercially viable businesses or assets.

Effective February 16, 2000, EPS and Rycor entered into the LOI with respect to the intention of EPS to make the Offer and complete the Qualifying Transaction. EPS and Rycor then entered into the Acquisition Agreement dated April 24, 2001 providing for the terms and conditions of the Offer and Qualifying Transaction. See "Description of the Qualifying Transaction".

Upon completion of the Qualifying Transaction, EPS will carry on the business of Rycor. See "Information About Rycor - Business of Rycor".

DIRECTORS AND OFFICERS

For information concerning the directors and officers of the Corporation following completion of the Qualifying Transaction, refer to "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction".

EXECUTIVE COMPENSATION

Compensation of Directors

Since incorporation, the Corporation has paid no cash compensation (including salaries, director's fees, commissions or bonuses) to its directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

On January 10, 2001, options to acquire 174,000 common shares of the Corporation were issued to directors of the Corporation (other than executive officers). Refer to "Information about EPS – Options to Purchase Securities".

Compensation of Executive Officers

Since incorporation, the Corporation has employed 2 executive officers, who continue to be employed and who are also directors, namely Kevin A. Giese and Clifford D. Giese. "Executive officer" means the chairman and any vice-chairman of the board of directors, president or any vice-president and any officer of the Corporation who performs a policy making function in respect of the Corporation. No cash compensation (including salaries, fees, commissions or bonuses) has been paid to the executive officers by the Corporation for services rendered since incorporation. The following table sets forth details of all compensation paid by the Corporation to its executive officers since incorporation:

					Long-Term Compensation			
		Annual Compensation			**Awards**		**Payouts**	
Name and Principal Position	**Fiscal Period**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/SARS[1] Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payout[2] ($)**	**All Other Compensation ($)**
Kevin A. Giese President and Chief Executive Officer	Incorporation to Effective Date	NIL	NIL	NIL	72,500[3]	NIL	NIL	NIL

Name and Principal Position	Fiscal Period	Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout(2) ($)	All Other Compensation ($)
Clifford D. Giese Secretary and Chief Financial Officer	Incorporation to Effective Date	NIL	NIL	NIL	43,500(4)	NIL	NIL	NIL

Notes:

(1) "SARS" or "Stock appreciation rights" means a right granted by the Corporation as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation

(2) "LTIP" or "Long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) On January 10, 2001, the Corporation issued Kevin A. Giese stock options exercisable into 72,500 Common Shares at $0.20 per Common Share on or before January 9, 2006.

(4) On January 10, 2001, the Corporation issued Clifford D. Giese stock options exercisable into 43,500 Common Shares at $0.20 per Common Share on or before January 9, 2006

Options Granted Since Incorporation

The following table sets forth particulars of all options granted to the executive officers of the Corporation since its incorporation.

Name of Optionee	Number of Common Shares Reserved Under Option	% of Total Options Granted Since Incorporation	Exercise Price per Common Share (Cdn$)	Market Price as at Date of Grant (Cdn$)(1)	Expiry Date
Kevin A. Giese	72,500	25%	0.20	N/A	January 9, 2006
Clifford D. Giese	43,500	15%	0.20	N/A	January 9, 2006

Notes:

(1) These stock options were granted on January 10, 2001, which was prior to the commencement of trading of the Common Shares on the CDNX. The exercise price was based on the offering price for the Common Shares in respect of the Corporation's initial public offering.

Aggregate Option Exercises and Values

The following table sets forth particulars of all options exercised by the executive officers of the Corporation since its incorporation, and the aggregate value of unexercised in the money options as at the Effective Date.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Effective Date(#) Exercisable/Unexercisable	Aggregate Value of Unexercised In-the-Money Options as at the Effective Date (Cdn$)(1) Exercisable/Unexercisable
Kevin A. Giese	0	0	72,500/0	$558,250/0
Clifford D. Giese	0	0	43,500/0	$334,950/0

Notes:

(1) Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the Exchange on the Effective Date ($7.70), less the exercise price of in-the-money stock options ($0.20), multiplied by the number of options.

Long-Term Incentive Plans

The Corporation has not had and does not currently have any long term incentive plans, other than stock options to be granted from time to time by the board of directors. Refer to "Information about EPS – Options to Purchase Securities".

Stock Appreciation Rights ("SAR") and Restricted Shares

No stock appreciation rights or restricted shares have been granted by the Corporation to the executive officers of the Corporation since incorporation.

Pension and Retirement Plans and Payments made upon Termination of Employment

The Corporation does not have in place any pension or retirement plan. The Corporation has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as an executive officer of the Corporation, in connection with or related to the retirement, termination or resignation of such person and the Corporation. The Corporation is not party to any compensation plan or arrangement with either of its executive officers resulting from the resignation, retirement or the termination of employment of such person.

Employment and Management Contracts

The Corporation has no employment or management contracts with directors or executive officers.

Other Compensation

The Corporation has not paid any other compensation to its executive officers or directors since incorporation.

Related Party Transactions

The Corporation has not been a party to any related party transactions except as disclosed in "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction", "Information about EPS - Relationship Between Issuers and Professional Persons" and "Information about EPS - Interest of Management and Others in Matters to be Acted Upon".

Proposed Compensation

The Corporation does not currently intend to pay any compensation to its directors or executive officers, other than the granting of stock options. Refer to "Information About EPS – Options to Purchase Securities". Rycor will, however, continue to pay compensation to Queensbury Ventures Inc., a private

company controlled by Kevin A. Giese, for management services. See "Information About Rycor – Executive Compensation".

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

No director, senior officer, executive officer, promoter, member of management, nominee for election as director of the Corporation or any associates or affiliates thereof is or has been indebted to the Corporation at any time since incorporation.

DESCRIPTION OF SHARE CAPITAL

Common Shares

The Corporation is authorized to issue 100,000,000 Common Shares without nominal or par value of which, as at the date hereof, 2,965,000 Common Shares are issued and outstanding as fully paid and non-assessable. There are 290,000 Common Shares reserved for issuance pursuant to directors' and management stock options and 65,000 Common Shares are reserved for issuance pursuant to an option (the "Agent's Option") granted to Yorkton for acting as agent in connection with the Corporation's initial public offering (see "Information about EPS – Director, Management and Employee Stock Options").

The holders of the Common Shares are entitled to dividends, if, as and when declared by the board of directors and to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares. All of the Common Shares to be outstanding on completion of the Qualifying Transaction will be fully paid and non-assessable.

Preferred Shares

The Corporation is authorized to issue 100,000,000 preferred shares, none of which are issued and outstanding of the Effective Date. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the board of directors of the Corporation who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. The preferred shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the preferred shares.

Capital	Amount Authorized	Outstanding as at March 31, 2000 (unaudited)	Outstanding as at Effective Date (1) (unaudited)	Outstanding after giving effect to the Proposed Qualifying Transaction (2)(3) (unaudited)
Common Shares	100,000,000	$395,245 (2,965,000 shares)	$395,245 (2,965,000 shares)	$30,533,408 (41,396,289 shares)
Preferred Shares	100,000,000	Nil	Nil	Nil

Notes:

(1) As at the Effective Date, the Corporation has reserved an aggregate of 290,000 Common Shares at $0.20 per share for issuance pursuant to the exercise of stock options granted to directors and management. See "Information About EPS – Director, Management and Employee Stock Options". The Corporation has reserved a further 65,000 Common shares

at $0.20 per share pursuant to the Agent's Option. The Agent's Option originally granted options on 130,000 Common Shares, however, on March 23, 2001, 65,000 Common Shares were issued to Yorkton on partial exercise of the Agent's Option.

(2) Assumes the issuance of 38,431,289 Common Shares to the Rycor securityholders on completion of the Qualifying Transaction but not the issuance of 3,300,000 Units pursuant to the Offering.

(3) Of these Common Shares, 21,978,806 Common Shares will be held in escrow on completion of the Qualifying Transaction. The CDNX may, in its discretion, impose escrow or hold period restrictions on the balance of the 16,452,483 Common Shares to be issued to the securityholders of Rycor on completion of the Qualifying Transaction. Refer to Information About EPS – Escrow Provisions". Additionally, 21,000,000 of these Common Shares are subject to a pooling agreement. Refer to "Information About EPS – Pooled Shares".

OPTIONS TO PURCHASE SECURITIES

As at the date hereof, the Corporation has reserved an aggregate of 290,000 Common Shares for issuance upon exercise of stock options granted to directors and officers of the Corporation and 65,000 Common Shares for issuance upon exercise of the Agent's Option. The options issued are as follows:

Optionee	Number of Common Shares reserved under Option	Exercise Price per Share	Expiry Date	Aggregate Value of Unexercised In-the-Money Options at Date of Grant(1)(2)	Aggregate Value of Unexercised In-The-Money Options at Effective Date(2)
Kevin A. Giese	72,500	$0.20	January 9, 2006	N/A	$558,250
Clifford D. Giese	43,500	$0.20	January 9, 2006	N/A	$334,950
Ronald E. Ticknor	43,500	$0.20	January 9, 2006	N/A	$334,950
Patrick W. Kelly	43,500	$0.20	January 9, 2006	N/A	$334,950
Robert K. O'Toole	43,500	$0.20	January 9, 2006	N/A	$334,950
Michael P. Kennedy	43,500	$0.20	January 9, 2006	N/A	$334,950
Yorkton Securities Inc.	65,000	$0.20	September 20, 2002	N/A	500,500

Notes:

(1) These options to purchase Common Shares were granted on January 10, 2001, prior to the commencement of trading of the Common Shares on the CDNX and the exercise price was based on the offering price for the Common Shares in respect of the Corporation's initial public offering.

(2) Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the CDNX on the date in question less the exercise price of in-the-money stock options multiplied by the number of options. The closing price of the Common Shares on the CDNX on the Effective Date was $7.70.

The options granted to directors and officers are non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death.

The Corporation intends to issue further stock options to acquire up to 900,000 Common Shares at an exercise price of $2.50 per Common Share in conjunction with the closing of the Qualifying Transaction. These options will be allocated at the discretion of the directors of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries.

These options will be non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or if the Corporation is classified

as a Tier II Issuer on the CDNX, 90 days after ceasing to be a director or officer for any reason other than death. Options granted to certain optionees may contain vesting provisions at the discretion of the directors of the Corporation.

Upon completion of the Acquisition and the Offering, additional Common Share purchase warrants will be outstanding. Refer to "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction".

There are no assurances that any of the options or warrants described above will be exercised in whole or in part.

FULLY DILUTED SHARE CAPITAL AND CONSOLIDATED SHARE AND LOAN CAPITAL

The following table states the fully diluted share capital of the Corporation.

	Number of Common Shares	Percentage of Consolidated Total
Issued by the Corporation as at the Effective Date	2,965,000	5.4%
Securities Reserved for issuance by the Corporation		
• Options to Directors and Officers	290,000	0.5%
• Options to Agent	65,000	0.1%
Securities to be issued in consideration for the Rycor Shares	38,431,289	70.0%
Securities to be reserved for issuance in connection with the Rycor Acquisition		
• Options to directors, officers, employees and consultants of Rycor and the Corporation	900,000	1.7%
• EPS Warrants	6,810,163	12.4%
Securities to be issued in connection with the Offering	3,300,000	6.0%
Securities to be reserved for issuance in connection with the Offering;		
• Offering Warrants	1,650,000	3.0%
Agent's Warrants (1)	330,000	0.6%
Agent's Unit Warrants (1)	165,000	0.3%
TOTAL:	54,906,452	100%

(1) Assumes the entire Offering is sold through Yorkton and no Offering Special Warrants are sold on a non-brokered basis.

PRIOR SALES

Since the date of incorporation, 2,965,000 Common Shares have been issued as follows:

Date	Number of Shares	Issue Price per Share	Total Issue Price	Nature of Consideration Received
August 31, 2000	1,200,000(1)	$0.10	$120,000	Cash
August 31, 2000	400,000(1)	$0.20	$80,000	Cash
January 15, 2001	1,300,000(2)	$0.20	$260,000(3)	Cash
March 23, 2001	65,000(4)	$0.20	$13,000	Cash
TOTALS:	**2,965,000**		**$473,000**	

Notes:

(1) All of these Common Shares were placed in escrow pursuant to an escrow agreement and are releasable as disclosed under the heading "Information about EPS – Escrow Provisions".

(2) Issued pursuant to a prospectus dated November 30, 2000.

(3) Gross proceeds to the Corporation without deducting share issuance costs.

(4) Issued pursuant to the partial exercise by Yorkton of the Agent's Option.

TRADING HISTORY

The Common Shares were listed and posted for trading on the CDNX on March 21, 2001, and are trading thereon under the trading symbol "ECC". The following table sets forth the particulars of the trading of the Common Shares since March 21, 2001.

Week (2001)	High	Low	Volume
March 21 - 23	$7.00	$4.95	1,528,959
March 26 - 30	$8.20	$6.65	253,508
April 2 – 6	$11.65	$8.30	382,764
April 9 - 12	$13.10	$6.90	300,206
April 20(1)	$9.79	$7.50	112,760
April 23 – 27	$10.40	$7.50	130,176
April 30 – May 4	$8.10	$7.65	23,178
May 7 –11	$8.00	$7.75	10,371

Week (2001)	High	Low	Volume
May 14 – 16	$7.78	$7.35	18,253

Notes:

(1) Trading in the Corporation's Common Shares was halted by the CDNX on April 12, 2001. The trading halt was lifted on April 20, 2001.

ESCROW PROVISIONS

There are 1,600,000 Common Shares (the "Escrow Share") held in escrow with Pacific Corporate Trust Company pursuant to an agreement dated August 31, 2000 (the "Escrow Agreement") between EPS, Pacific Corporate Trust Company and the owners of the Escrow Shares. The owners of the escrow shares are as follows:

Name of Beneficial Owner	Number of Securities Held in Escrow	Percentage of Class[(1)]
Clifford D. Giese	700,000	1.6%
Kevin A. Giese	500,000	1.1%
Ronald E. Ticknor	100,000	0.2%
Patrick W. Kelly	100,000	0.2%
Robert K. O'Toole[(2)]	100,000	1.2%
Michael P. Kennedy	100,000	0.2%
TOTAL:	**1,600,000**	**3.6%**

Notes:

(1) Assumes the issuance of 38,431,289 Common Shares upon completion of the Qualifying Transaction and 3,300,000 Units pursuant to the Offering.

(2) These Common Shares are registered in the name of 734845 Alberta Ltd., a private company wholly-owned by Mr. O'Toole.

In accordance with the terms of the Escrow Agreement, so long as the Corporation is classified as a Tier 2 Issuer on the CDNX, the Escrow Shares will be released from escrow as to 10% of the shares on the Final Exchange Notice Date; 15% of the shares six months following the Final Exchange Notice Date; 15% of the shares 12 months following the Final Exchange Notice Date; 15% of the shares 18 months following the Final Exchange Notice Date; 15% of the shares 24 months following the Final Exchange Notice Date; 15% of the shares 30 months following the Final Exchange Notice Date; and 15% of the shares 36 months following the Final Exchange Notice Date. If the Corporation is classified as a Tier 1 Issuer under CDNX policies on completion of the Qualifying Transaction, the Escrow Shares will be released from escrow as to 25% of the shares on the Final Exchange Notice Date; 25% of the shares six (6) months following the Final Exchange Notice Date, 25% of the shares twelve (12) months following the Final Exchange Notice Date; and 25% of the shares eighteen (18) months following the Final Exchange Notice Date,

The 21,978,806 New Escrow Shares being issued pursuant to the Qualifying Transaction will be held in escrow by Pacific Corporate Trust Company pursuant to the New Escrow Agreement between the

Corporation, Pacific Corporate Trust Company and the owners of the New Escrow Shares. The owners of the New Escrow Shares are as follows:

Name of Beneficial Owner	Number of Securities held in Escrow	Percentage of Class[(1)]
The University of Alberta	18,123,225	40.5%
Mr. Lube Canada Inc.[(2)]	1,522,500	3.4%
Clifford D. Giese	871,136	1.9%
Robin Giese	647,751	1.4%
Kevin A. Giese	442,818	1.0%
Judy Giese	283,626	0.6%
Rycor Holdings Ltd.[(3)]	80,500	0.2%
Trading Range Investments Ltd.[(4)]	7,250	< 0.1%
TOTAL:	21,978,806	49.2%

Notes:

(1) Assumes the issuance of 3,300,000 Units pursuant to the Offering.

(2) Mr. Lube Canada Inc. is a private company owned as to 65% by Ronald E. Ticknor and as to 25% by Clifford D. Giese. The balance of 10% of Mr. Lube Canada Inc. is owned by parties unrelated to the Corporation.

(3) Rycor Holdings Ltd. is a private company controlled by Clifford D. Giese.

(4) Trading Range Investments Ltd. is a private company owned as to 50% by Clifford D. Giese and as to 50% by Patrick W. Kelly.

For particulars of the release from escrow of the New Escrow Shares, refer to "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction".

The CDNX may, in its discretion, impose escrow or hold period restrictions on the balance of the 16,452,483 Common Shares to be issued to the securityholders of Rycor on completion of the Qualifying Transaction.

POOLED SHARES

On completion of the Qualifying Transaction, there will be 21,000,000 Common Shares of the Corporation, representing 47% of the then issued and outstanding Common Shares, subject to a pooling agreement. Refer to "Information About Rycor – Acquisitions and Dispositions".

INTEREST OF MANAGEMENT AND OTHERS IN MATTERS TO BE ACTED UPON

Management is not aware of any material interests in any matter to be acted upon, or any material transaction, direct or indirect, of any director or senior officer of the Corporation, or of any person beneficially owning, directly or indirectly, more than 10% of the Corporation's voting securities or any associate or affiliate thereof other than as follows:

(1) Clifford D. Giese is a director, officer and securityholder of both the Corporation and Rycor, and was a director, officer and securityholder of Subco.

(2) Kevin A. Giese is a director, officer and securityholder of both the Corporation and Rycor, and was a director, officer and securityholder of Subco.

(3) Ronald E. Ticknor is a director of the Corporation and a securityholder of both Rycor and the Corporation, and was a securityholder of Subco.

(4) Patrick W. Kelly is a director of the Corporation and securityholder of both the Corporation and Rycor.

For information in respect of the acquisition of Subco by Rycor and the acquisition of Rycor by the Corporation, refer to "Information about Rycor – Acquisitions and Dispositions."

RELATIONSHIP BETWEEN ISSUER AND PROFESSIONAL PERSONS

Michael P. Kennedy is a director and securityholder of the Corporation and is standing for re-election as a director at the Meeting. Mr. Kennedy is a partner in the law firm Anfield Sujir Kennedy & Durno, solicitors for the Corporation which has been paid for legal services rendered to the Corporation. See "Matters to be Acted Upon at the Meeting – Election of Directors" and" Information about EPS – Options to Purchase Securities" for details of securities of the Corporation held by Mr. Kennedy. Other than the foregoing, no "professional person" as defined in the Rules to the *Securities Act* (British Columbia) named in this Management Information Circular as having prepared or certified any part or all of it and no responsible solicitor or any partner of a responsible solicitor's firm, holds any beneficial interest, direct or indirect, in any securities or property of the Corporation or of an associate or affiliate of the Corporation and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of the Corporation or of an associate or affiliate of the Corporation and no such person is a promoter of the Corporation or an associate or affiliate of the Corporation.

AUDITOR

The Corporation's auditor is Collins Barrow, Chartered Accountants, Suite 1550 AT&T Canada Tower, 10250 – 101 Street N.W., Edmonton, Alberta, T5J 3P4.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Corporation is Pacific Corporate Trust, Suite 830, 625 Howe Street, Vancouver, B.C., V6C 3B8.

DIVIDEND POLICY

No dividends have been paid on any class of shares of EPS since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

LEGAL PROCEEDINGS

Management knows of no legal proceedings, contemplated or actual, involving EPS which could materially affect EPS.

SPONSORSHIP

In accordance with CDNX policies the Corporation is required to obtain sponsorship from a CDNX member firm in connection with its Qualifying Transaction. CDNX policies require that the sponsor prepare and submit a sponsor report to the CDNX. Yorkton agreed to act as sponsor for the Corporation's

Qualifying Transaction pursuant to a letter agreement (the "Sponsorship Agreement") dated February 21, 2001. In general, as sponsor, Yorkton is required to conduct due diligence on the Corporation to determine whether it is suitable for listing on the CDNX. Yorkton will be paid a fee of $25,000 plus G.S.T. for acting as sponsor and will be reimbursed for its expenses in connection therewith.

PROMOTERS

Clifford D. Giese and Kevin A. Giese may be considered to be the promoters of the Corporation in that they took the initiative in founding and organizing the Corporation.

OTHER REPORTING ISSUERS

The following directors, officers or promoters of the Corporation are, or have within the past five years been, directors, officers or promoters of the following reporting issuers:

Name of Director, Officer or Promoter	Name of Reporting Issuer	Position	Term
Kevin A. Giese	Canadream Corporation	Director, Promoter,	97/05 – Present
		President	97/05 – 98/11
	NQL Drilling Tools Inc.	Director & CFO	89/04 – 95/02
	Healey Capital Corp	President & Director	99/11 – Present
	Road King Travel Centres Inc.	Director	00/06 - Present
Clifford D. Giese	CanaDream Corporation	Director	97/05 – Present
	NQL Drilling Tools Inc.	Director	88/03 – 99/02
Patrick W. Kelly	CanaDream Corporation	Secretary – Treasurer & Director	97/05 – 98/11
Robert K. O'Toole	CanaDream Corporation	Director	97/05 – Present
	Lombardi Media Corporation	Director	93/08 – Present
	NewStar Resources Inc.	Director	95/11 – 96/04
	Healey Capital Corp.	Director	91/03 - Present
Michael P. Kennedy	NQL Drilling Tools Inc.	Director	91/03 – Present
	Dunsmuir Ventures Ltd.	Secretary	07/00 - Present

MATERIAL CONTRACTS

The following agreements are material to the Corporation:

1. Engagement Letter between the Corporation and Yorkton dated March 1, 2001. Refer to "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction".

2. Incentive Stock Option Agreements dated January 10, 2001 between the Corporation and Clifford D. Giese, Kevin A. Giese, Ronald E. Ticknor, Patrick W. Kelly, 734845 Alberta Ltd. and Michael P. Kennedy. Refer to "Information About EPS – Options to Purchase Securities".

3. Escrow Agreement dated August 31, 2000 among EPS, Pacific Corporate Trust Company and Clifford D. Giese, Kevin A. Giese, Ronald E. Ticknor, Patrick W. Kelly, 734845 Alberta Ltd. and Michael P. Kennedy. Refer to "Information About EPS – Escrow Provisions".

4. Sponsorship Agreement between the Corporation and Yorkton dated February 21, 2001. Refer to "Information About EPS – Sponsorship".

5. Acquisition Agreement between EPS and Rycor dated April 24, 2001. Refer to "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction".

6. Lock-up Agreements between EPS and certain securityholders of Rycor dated April 20, 2001. Refer to "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction".

7. Value Escrow Agreement dated April 20, 2001 among EPS, Pacific Corporate Trust Company and certain principals of EPS. Refer to "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction" and "Information About EPS – Escrow Provisions".

Copies of these agreements will be made available for inspection during normal business hours at the offices of the Company's solicitors at Suite 1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

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INFORMATION ABOUT RYCOR

NAME AND INCORPORATION

Rycor was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., and changed its name to Rycor Technology Investments Corp. on January 19, 2000. Rycor's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8. On completion of the Qualifying Transaction, Rycor will become a wholly-owned subsidiary of the Corporation. Rycor has one wholly-owned subsidiary, Subco which was incorporated under the laws of the Province of Alberta on September 30, 1994 under the name 625813 Alberta Ltd. Subco changed its name to Rycor Corp. on May 11, 1999. Subco subsequently changed its name to 625813 Alberta Ltd. on September 30, 1999 and then changed its name back to Rycor Corp. on September 22, 2000. Prior to completion of the Qualifying Transaction, EPS intends to continue to the Province of Alberta and change its name to BioMS Medical Corp. The corporate structure of the Corporation and its subsidiaries after the completion of the Qualifying Transaction will be as follows:


BioMS Medical Corp.
(continued under the laws of the Province of Alberta)
100%
Rycor Technology Investments Corp.
(incorporated under the laws of the Province of Alberta)
100%
Rycor Corp.
(incorporated under the laws of the Province of Alberta)

ACQUISITIONS AND DISPOSITIONS

Pursuant to an agreement dated December 14, 2000 (the "Master Agreement") between Rycor, The Governors of the University of Alberta (the "U of A Governors"), Dr. Kenneth G. Warren, Ms. Ingrid Catz, Subco, Clifford D. Giese, Kevin A. Giese, Robin Giese, Judy Giese, Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor, the parties agreed to terminate an agreement (the "Licensing Income Agreement") dated June 24, 1999, pursuant to which they had agreed, among other things, to a distribution of the profits from any licensing of the Technology. Dr. Warren and Ms. Catz are hereinafter collectively referred to as the "Inventors" and Clifford D. Giese, Kevin A. Giese, Robin Giese, Judy Giese, Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor are hereinafter collectively referred to as the "Subco Shareholders". Pursuant to the Master Agreement, Rycor, Subco, the U of A Governors, the Inventors and the Subco Shareholders entered into the following agreements:

(a) License agreement (the "License Agreement") dated December 14, 2000 pursuant to which the University of Alberta granted Rycor an exclusive worldwide license to make, use, sell and sub-license the Technology and to manufacture, use, distribute and sell products derived from the Technology in consideration for the sum of $5,900,000 plus GST and the issuance of 18,123,225 Rycor Shares. Pursuant to the License Agreement, Rycor also agreed to fund the operating expenses of the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta (the "Research Clinic") in the amount of at least $300,000 for each of the years 2001 and 2002. The License Agreement has an initial term of 12 years commencing December 14, 2000 with automatic renewals for successive 10-year terms, to a maximum of 10 such renewal terms. If

Rycor obtains full marketing regulatory approval in any jurisdiction in the world for the use of all or any part of the Technology, Rycor can require the University of Alberta to transfer all of its right, title, estate and interest in the Technology to Rycor for no further consideration. The University of Alberta may terminate the License Agreement if Rycor fails to obtain regulatory approval for the use of all or any part of the Technology in any jurisdiction in the world within 12 years from December 14, 2000, provided that the University of Alberta pays to Rycor the fair market value of the Technology at that time.

(b) Contracted research agreement (the "Contracted Research Agreement") dated December 14, 2000 between Rycor and the U of A Governors pursuant to which the University of Alberta, as an independent contractor, agreed to carry out research in respect of the Technology and, in particular to continue with Phase II testing, analysis, publishing and reporting of data through the Research Clinic, in consideration for the sum of $600,000. Of this amount, $300,000 has been paid and the balance is due on or before December 14, 2001.

(c) Supplemental professional activities agreement (the "Supplemental Professional Activities Agreement") dated December 14, 2000 between Rycor, the U of A Governors and the Inventors pursuant to which the Inventors agreed to continue to work towards advancing the Technology for so long as adequate funding was extended under the Contracted Research Agreement. The term of the Supplemental Professional Activities Agreement is the lesser of five years from December 14, 2000 or the time needed to obtain regulatory market approval for the use of the Peptide on humans in Canada, provided the Inventors or either of them is still employed by the University of Alberta but in any event not less than two years from December 14, 2000.

(d) Voluntary pooling agreement (the "Pooling Agreement") dated for reference March 1, 2001 between Rycor, Reynolds Mirth Richards & Farmer, Barristers and Solicitors, the U of A Governors and the Subco Shareholders pursuant to which the parties agreed to place in pool a total of 21,000,000 common shares (the "Pooled Shares") of the Corporation to be issued on completion of the Qualifying Transaction. While held in pool, the Pooled Shares may not be sold, assigned, transferred, disposed of or encumbered in any manner whatsoever. The Pooled Shares will be released from pool one year from the Final Exchange Notice Date in respect of the Qualifying Transaction, provided that, if at the expiration of one year from the Final Exchange Notice Date, the Corporation has not obtained approval ("Regulatory Approval") from the appropriate regulatory body in Canada to commence, on humans, Phase III clinical studies in Canada utilizing the Technology, the one-year period shall automatically be extended for additional consecutive 30-day periods until Regulatory Approval is obtained, to a maximum of 12 such additional 30-day periods.

(e) Share purchase and sale agreement (the "Share Purchase and Sale Agreement") dated March 1, 2001 between Rycor and the Subco Shareholders. Pursuant to the Share Purchase and Sale Agreement, which was non-arm's length, the Subco Shareholders sold to Rycor all of the issued shares of Subco and all of the shareholders' loans owed to them by Subco in consideration for an aggregate of 2,876,775 Rycor Shares and $600,000as follows:

Name	Number of Rycor Shares	Cash Consideration
Clifford D. Giese	871,136	$180,000
Robin Giese	567,251	120,000
Kevin A. Giese	435,568	90,000
Judy Giese	283,626	60,000
Ryan Giese	141,813	30,000
Corrie Giese-King	141,813	30,000
Ronald E. Ticknor	293,755	60,000

Name	Number of Rycor Shares	Cash Consideration
Janet Ticknor	141,813	30,000
TOTAL:	2,876,775	$600,000

Subco had previously obtained the right to receive 10% of the income derived from licensing of the Technology pursuant to the Licensing Income Agreement. Pursuant to the Licensing Income Agreement, Subco committed to advance up to $1,000,000 to further develop the Technology in consideration for such rights, which commitment expired on termination of the Licensing Income Agreement.

Pursuant to an agreement (the "AutoImmune License Agreement") dated August 1, 2001 between Rycor and AutoImmune Inc. ("AutoImmune") of Pasadena, California, Rycor obtained an exclusive worldwide license to certain patents owned by AutoImmune (the "AutoImmune Patents"). The AutoImmune Patents cover claims which may be related to the Technology. As consideration for the AutoImmune License, Rycor is required to make certain periodic cash payments to AutoImmune and pay certain royalties to AutoImmune on an escalating scale based on net sales.

BUSINESS OF RYCOR

Description and General Business Development

Rycor was incorporated to commercialize the Technology which is based upon over 22 years of research at the University of Alberta by the Inventors. To date, the Inventors have completed certain pre-clinical studies, as well as Phase I human clinical trials in Canada. A Phase II human clinical trial is currently being conducted in Canada and will be completed by June 2001. Rycor intends to commence Phase III human clinical trials in Canada within the forthcoming year.

Therapeutic Market

There are basically 2 types of multiple sclerosis: relapsing remitting and chronic progressive. Relapsing remitting multiple sclerosis occurs in about 50% of multiple sclerosis patients, and is characterized by periods of disease attack ("relapses") followed by periods of patient remission. Chronic progressive multiple sclerosis occurs in the other 50% of multiple sclerosis patients, and is characterized by a steady progression of disease attack and clinical symptom decline.

The chronic progressive multiple sclerosis market segment is further made up of two sub-segments: primary progressive and secondary progressive. Primary progressive patients represent 5 to10% of the total multiple sclerosis population; these patients experience steady disease progression from the beginning of their disease activity. Secondary progressive patients represent about 40 to 45% of the total multiple sclerosis population; these patients start off as relapsing remitting patients (who face periods of disease attack followed by remission), but then switch to the progressive disease state where they are come under steady attack:

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MULTIPLE SCLEROSIS
RELAPSING REMITTING
50%
CHRONIC PROGRESSIVE
50%
PRIMARY
PROGRESSIVE
5 to10%
SECONDARY
PROGRESSIVE
40 to 45%

There are an estimated 2.5 million multiple sclerosis sufferers worldwide. Estimates of the incidence of multiple sclerosis in North America are as follows:

Country	Total Multiple Sclerosis Population
United States	350,000 - 400,000
Canada	50,000 - 60,000

The Technology is targeted at chronic progressive multiple sclerosis patients, which comprise approximately 50% of the population. *[Sources: Biogen, Schering, Serono, The World of Multiple Sclerosis, Multiple Sclerosis Network, and Multiple Sclerosis Society of Canada websites.]*

Regulatory Requirements

Regulations imposed by government authorities in Canada, the U.S. and other countries are a significant factor in the conduct of research, development, manufacturing and eventual marketing activities for Rycor's proposed product. In Canada, these activities are regulated through enforcement by the Canadian federal authorities of the *Food and Drug Act* (Canada) and the regulations thereunder. In the United States, drugs are regulated by the FDA and in Europe by federal agencies or by the EMEA. Regulatory authorities in Canada, the United States and Europe enforce regulatory processes which are similar in scope in that they require researchers to establish the safety, efficiency and quality of the drug before it is used in clinical studies or is marketed.

Pre-clinical Studies

The purpose of pre-clinical studies is to determine the safety, dosage, and pharmacological parameters of a new drug by administering it to animals before administering the drug to humans. These studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an *in vivo* disease model and has any toxic effects. Prior to conducting clinical studies on human subjects, an Investigational New Drug ("IND") submission must be made to the Therapeutic Products Program ("TPP") of Health Canada. The data collected during pre-clinical studies are presented in the form of an IND submission to the TPP. In Canada, IND submissions currently follow a 60-day default system of review, where the study may start 60 days after submission of the IND unless otherwise notified by the reviewing authority.

Clinical Trials

The duration of the clinical trials and number of subjects required to meet the requirements of the various government agencies vary with, among other things, the disease studied, the seriousness of the side effects, and the nature of the proposed treatment.

Phase I Clinical Studies – Phase I clinical studies are commonly performed in healthy volunteers or, more rarely when the therapeutic agent is relatively toxic, in selected patients with the serious or fatal disease or disorder. The objective of these studies is to investigate the safety of the treatment, the dose and dosage regimen, as well as pharmacokinetic and pharmacodynamic information. Pharmacologic parameters such as the rates of absorption, distribution, metabolism and excretion of the drug are investigated in Phase I clinical studies.

Phase II Clinical Studies – In Phase II clinical studies, further evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data is also to be gathered from these studies.

Phase IIB Clinical Studies (also called Phase II/III) – In Phase IIB studies, undertaken for serious or fatal diseases for which there is no adequate treatment, an accelerated approval of the product for commercial sale is possible, conditional upon the completion of subsequent Phase III trials. Phase IIB studies incorporate certain design and control features of both Phase II and III studies. If data collected from Phase IIB trials are statistically significant, authorization for accelerated approval may be sought from the appropriate regulatory authorities.

Phase III Clinical Studies – Phase III clinical studies consist of expanded large-scale studies of patients with the targeted disease or disorder and are designed to obtain definitive statistical evidence of the efficacy and safety of the drug or therapeutic agent in comparisons with standard therapy.

The TPP, FDA or the EMEA may interrupt clinical studies at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Prior to initiating these studies, the organization supporting the program is required to satisfy a number of requirements by means of submission of documentation to support the approval for a clinical trial.

The Submission Review Process

The regulatory process for authorization to sell a drug product includes the submission of satisfactory pre-clinical studies, suitable manufacturing and quality control information, and definitive evidence of safety and efficacy of the drug from clinical trials.

Drug manufacturing must comply with the Current Good Manufacturing Practice (the "CGMP"), a quality standard to ensure the control of production activities, raw material procurement, compliant management, product recalls, and labelling material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their drug production is consistent from one lot to the next.

Following completion of Phase III clinical studies, the compiled results of all clinical trials, information concerning the product and its composition, synthesis, manufacture, quality control, packaging and labelling are submitted to a federal drug regulatory agency for the purpose of obtaining product marketing approval. This application is known as a New Drug Application in the U.S. and a New Drug Submission in Canada. The review process generally takes one to two years, except for cancer and AIDS treatments which have recently been approved within 12 months. Government authorities may then require Phase IV studies to be performed after the product is marketed to assess its long term effects. Once marketing approval is granted, the product is approved for commercial sale within its regulatory jurisdiction.

Product

The Peptide is intended as a therapeutic for chronic progressive multiple sclerosis patients. It is commonly accepted in the medical community that chronic progressive multiple sclerosis is an autoimmune disease whereby the myelin basic protein (the "MBP") in the nerve's myelin sheath (the nerve's protective coating) is attacked by the disease. In the course of their studies, the Inventors have discovered that in chronic progressive multiple sclerosis, disease attack results in increased antibodies to the MBP in the cerebrospinal fluid. They further discovered that in a significant number of chronic progressive multiple sclerosis patients, the body attacks a specific amino acid sequence "peptide" in the MBP and intravenous injection of the Peptide in synthetic form can, in certain circumstances, down-regulate the antibody production in a number of chronic progressive multiple sclerosis patients by inducing a positive immune response.

The Peptide has been injected intravenously into over 100 patients in Phase I and Phase II human clinical trials in Canada since 1992. To date, there have been no clinically untoward side effects.

A Phase I human clinical trial was conducted at the University of Alberta involving a group of 41 patients who received the Peptide over the course of a 2-year period. The published results of the study indicate that the Peptide had put 61% of the patients into remission, as defined by the suppression of the MBP antibodies in the cerebrospinal fluid into the normal range.

A Phase II human clinical trial will be completed in June 2001. The Inventors' IND submission to the TPP for the Phase I and Phase II clinical trials received clearance in August 1998 and December 1998, respectively. Rycor intends to conduct a Phase III human clinical trial and anticipates filing its IND submission with the TPP by the first quarter of 2002.

Business Strategy

Rycor's business objective is to develop the Technology in an effective and timely manner to the stage where it is a commercially viable product. It is expected that the Phase II human clinical trials in Canada will be completed in June, 2001. Pending positive results from the Phase II trials, Rycor intends to proceed with Phase III human clinical trials in Canada, with a subsequent expansion into trials in the U.S. and Europe.

In order to commence Phase III clinical trials in Canada, Rycor must organize and fund:

1. completion of certain pre-clinical animal studies as well as laboratory studies in respect of the Technology. Refer to "Information About Rycor - Business of Rycor – Third Party Collaborations";

2. ordering of the Peptide from a third party manufacturer and contract with a third party company to package the Peptide. Refer to "Information About Rycor - Business of Rycor – Third Party Collaborations";

3. completion of the design of the Phase III clinical trials with third party scientific investigators and consultants and submission to the regulatory authorities for approval of the clinical trial. Refer to "Information About Rycor - Business of Rycor – Third Party Collaborations";

4. development of certain clinical trials monitoring boards and contracting with a clinical research organization to administer the clinical trials. Refer to "Information About Rycor - Business of Rycor – Third Party Collaborations".

The estimated cost to complete the pre-clinical animal studies is $1,550,000. Based on information currently available to Rycor, the estimated cost to complete the Phase II clinical trials in Canada is $7,150,000; however, if Rycor is required to increase the size or length of the Phase III clinical trials, the estimated costs could be as high as $14,300,000. See "Business of Rycor – Use of Funds".

At this time, Rycor does not intend to become a fully-integrated pharmaceutical company with substantial in-house research and development, marketing or manufacturing capabilities. Rycor intends to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for its products. It is anticipated that future clinical development of Rycor's product outside Canada would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance to the development of the product. In exchange for certain product rights and commitments to market Rycor's product, the strategic partners will be expected to share in gross proceeds from the sale of Rycor's product. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

Third Party Collaborations

In order to minimize its overhead expenses, Rycor conducts research and project development work through various third parties engaged on a contractual basis. Pursuant to the Contracted Research Agreement and the Supplemental Professional Activities Agreement, respectively, Rycor has contracted with the University of Alberta to conduct research in respect of the technology, and with the Inventors to provide certain research and medical advisory services to Rycor. In addition, pursuant to an agreement (the "Regulatory Consulting Agreement") dated October 30, 2000, Rycor has retained Randy Stroud Consulting (AB) Ltd. ("Randy Stroud Consulting") of Toronto, Ontario to provide project management services in respect of the preparation for and completion of certain regulatory submissions in respect of the Technology.

Pursuant to an agreement (the "Animal Studies Administration Agreement") dated November 24, 2000 between Rycor and Cantox Health Sciences Inc. ("Cantox") of Mississauga, Ontario, Rycor has retained Cantox to design and implement pre-clinical animal and laboratory studies in respect of the Technology.

As Rycor does not have facilities to manufacture biological compounds or the final dosage form of its product for human use, it's current business strategy is to outsource these services from third party manufacturers. The Peptide is readily manufactured. There is more than one potential supplier of these manufacturing services on a world wide basis and the manufacturers' production is scalable to commercial levels. Pursuant to an agreement (the "Peptide Manufacturing Agreement") dated December 28, 2000 between Rycor and Peninsula Laboratories Inc. ("Peninsula") of San Carlos, California, Rycor has contracted with Peninsula for the manufacture of the Peptide.

Rycor is currently negotiating an agreement with a third party to manage the Phase III clinical studies.

Intellectual Property

The University of Alberta has a comprehensive patent protection policy in place, with three patent streams (each involving different claims) in 31 countries around the world. The patent portfolio covers the use of the Peptides for the treatment of multiple sclerosis. To date, it has received a total of 7 patents in various countries around the world including one patent in the United States.

In addition, Rycor has entered into the AutoImmune License Agreement. The relevant issued patents will expire in the next 12 to 15 years, depending on the jurisdiction. See "Information About Rycor - Risk Factors".

Competition

There are currently few therapeutic products on the market for the treatment of the target chronic progressive multiple sclerosis patients. There is one chemotherapy product approved in the U.S. for use in chronic progressive multiple sclerosis patients, and there are several products approved for the relapsing remitting market segment (interferon's and another), and the companies which own them are attempting to get them approved for the chronic progressive multiple sclerosis market segment as well. Rycor

believes that the Technology has a number of competitive advantages over these potentially competitive therapies, including:

1. a potentially higher efficacy in treating the disease;

2. not being a general immunosupressant;

3. having no negative side effects; and

4. requiring an infrequent dosing regimen.

The pharmaceutical industry is very competitive and subject to rapid and substantial technological change. There can be no assurance that development by others will not render Rycor's product non-competitive or that Rycor will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products.

Rycor is aware of certain competitor programs for the development of pharmaceutical products and alternative therapies that are targeted for the treatment of chronic progressive multiple sclerosis. Certain of Rycor's competitors are developing alternative peptide therapies for the disease. To the knowledge of Rycor's management, those therapies have either suffered from poor results in clinical trials, are now being used for the relapsing remitting type of multiple sclerosis, or are in earlier stages of clinical development. The pre-clinical research and capital costs together with the intellectual property position held by Rycor are also believed to provide a barrier to entry for newcomers seeking to pursue peptide-based therapies similar to that of Rycor. The existence of products or therapies developed by these competitors, or other products or treatments of which Rycor is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of the Technology.

Management's Analysis of the competing technologies and drug developers leads to the following conclusions:

- There is a market opportunity in that chronic progressive multiple sclerosis patients currently lack medical treatments which are effective and free of negative side effects.

- There are a variety of competing products used for the relapsing remitting form of multiple sclerosis or for other diseases, for which approval is being sought for use on chronic progressive multiple sclerosis patients, but which products appear to suffer from the disadvantage of limited efficacy and unwanted side effects.

- Competing technologies using peptide therapies have either demonstrated poor results or are in earlier stages of clinical development, and face certain barriers to entry for their products.

- Many of the other therapies and treatment methods may be complementary in effectively managing the disease.

Product Marketing Strategy

The market for the Peptide being developed by Rycor may be large and will require substantial sales and marketing capability. Rycor intends to enter into one or more strategic partnerships or collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, Rycor will establish arrangements with various partners for different geographical areas. Rycor's board has experience with the partnering process.

SUMMARY AND ANALYSIS OF FINANCIAL OPERATIONS

The following table summarizes the financial operations of Rycor for the years ended December 31, 2000 and December 31, 1999 and for the three months ended March 31, 2001:

	Three Months Ending March 31, 2001	Year Ending December 31, 2000 (audited)	Year Ending December 31, 1999 (audited)
Sales	-	-	-
Gross profit	-	-	-
Research and Development Expenses	$92,427	$516,183	-
Sales and Marketing Expenses	-	-	-
General and Administrative Expenses	$55,722	$29,468	-
Net Income (Loss)	($358,079)	($464,697)	-
Working Capital	$11,367,160.	$5,049,297	($2,286)
Property, Plant and Equipment	-	-	-
Deferred Research and Development	-	-	-
Other Intangibles	$17,340,308(1)	$15,500,507(2)	$2,291(3)
Long Term Liabilities	-	-	-
Shareholders' equity			
Dollar amount	$29,530,244	$21,014,501	$5
Number of securities	21,000,050 Rycor Shares 10,621,076 Series A Special Warrants 6,810,163 Series B Special Warrants	18,123,275 Rycor Shares 5,590,869 Series A Special Warrants 4,172,991 Series B Special Warrants	50 Rycor Shares

Notes:

(1) This amount is comprised of patent and licensing costs of $17,317,516 and capital assets of $22,792.

(2) This amount is comprised of patent and licensing costs of $15,497,954 and organization costs of $2,553.

(3) This amount is for organization costs.

This discussion and analysis of the results of the operations and financial condition of Rycor should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2001 and the audited financial statements for the year ended December 31, 2000 and the related notes included elsewhere in this Information Circular.

Revenue and Expenses – Three Months Ended March 31, 2001

Rycor is still in the development stage and has not been profitable since its inception. Rycor expects to continue to incur substantial losses in continuing the research and development of the Technology. Rycor does not expect to generate significant revenues unless the Technology becomes commercially viable. Rycor has and expects to continue to incur a variety of expenses in carrying out its research and development programs. For the three months ended March 31, 2001, Rycor incurred general and administrative expenses of $55,722 and research and development expenses of $92,427.

Liquidity and Capital Resources – Three Months Ended March 31, 2001

For the three months ended March 31, 2001 Rycor had working capital of $11,367,160. The increase in working capital from December 31, 2000 was a result of Rycor issuing an additional 7,667,579 Special Warrants. Its shareholders equity was $29,530,244 reflecting the sale of the additional Special Warrants and the acquisition of the shares of Subco in consideration for the issuance of 2,876,775 Rycor Shares.

Revenue and Expenses – Year Ended December 31, 2000

For the year ended December 31, 1999, Rycor incurred no expenses as the acquisition of the license to the Technology from the University of Alberta did not occur until December 14, 2000. For the year ended December 31, 2000, Rycor incurred general and administrative expenses of $29,468 and research and development expenses of $516,183 compared to nil for the previous year when Rycor was not conducting business.

Liquidity and Capital Resources – Year Ended December 31, 2000

For the year ended December 31, 1999, Rycor had a working capital deficit of $2,286 and share capital of $5.00. For the year ended December 31, 2000, Rycor had working capital of $5,049,297 which reflected its commitment to issue Special Warrants as at the end of that period. Its shareholders' equity was $21,014,501 reflecting its Special Warrant financing as at December 31, 2000 and its issuance of 18,123,225 common shares at a deemed price of $0.53 in exchange for the license to the Technology.

Administration

The administration expenses that are expected to be incurred by the Corporation and Rycor during the 12-month period following the completion of the Qualifying Transaction are as follows:

Category	Average Monthly Amount	Annual Total
Office(1)	$5,000	$60,000
Management Fees	8,333	100,000
Bookkeeping and Secretarial	4,100	49,200
Legal	5,000	60,000
Audit and Accounting	2,500	30,000
Transfer Agent and Regulatory fees	1,000	12,000

Category	Average Monthly Amount	Annual Total
Marketing, Travel and Promotion	13,500	162,000
Miscellaneous	2,500	30,000
TOTAL:	$42,000	$504,000

Notes:

(1) Includes rent, telephone, courier charges, supplies and miscellaneous office expenses.

Use of Funds

As of March 31, 2001, the Corporation and Rycor, on a consolidated basis, had working capital of approximately $11,700,000. If the entire Offering is sold, the Corporation will receive gross proceeds of $8,250,000 which, when added to working capital of $11,700,000 as at March 31, 2001, will total $19,950,000. The Corporation and Rycor intend to expend the funds available on completion of the Qualifying Transaction as follows:

Application of Funds	If Offering is not Completed	If Maximum Offering is Completed
Expenses of the Qualifying Transaction	$250,000	$250,000
Commission to Yorkton	NIL	$660,000(1)
Pre-clinical development(2)	1,550,000	1,650,000
Phase III clinical trials (3)	7,150,000	14,300,000
Administration for 12 months(4)	504,000	504,000
Payment to the University of Alberta pursuant to Contracted Research Agreement(5)	300,000	300,000
Working capital to fund on-going operations	1,946,000	2,286,000
TOTAL:	**$11,700,000**	**$19,950,000**

Notes:

(1) Assumes the entire Offering is sold on a brokered basis. If a portion of the Offering is sold on a non-brokered basis, any savings on commission will be added to working capital.

(2) See “Information About Rycor – Business Strategy”.

(3) See “Information About Rycor – Business Strategy”.

(4) See “Information About Rycor – Administration”.

(5) See “Business of Rycor – Acquisitions and Dispositions”

The Corporation and Rycor will spend the funds available upon completion of the Qualifying Transaction to further the stated business objectives as set out under the heading "Information About Rycor – Business of Rycor". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the stated business objectives to be achieved.

RISK FACTORS

The following risk factors should be read carefully. The risks and uncertainties described below are not the only ones that will be faced if the Qualifying Transaction is approved. Other risks and uncertainties, including those management of the Corporation or Rycor do not currently consider material, may impair the Corporation's business. The risk factors discussed below may materially adversely affect the business, financial condition, operating results or cash flow of the Corporation. In addition to matters set forth elsewhere in this Information Circular, shareholders should consider the following risk factors relating to the business of the Corporation and Rycor. The order in which risk factors appear is not intended as an indication of the relative weight or importance thereof. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

Volatility of Share Price

The price of shares of pharmaceutical companies in general tends to be volatile. Factors such as the announcement (to the public or at science conferences) of technological innovations, new commercial products, patents, the obtainment of exclusive rights by other companies, the results of clinical tests, regulations, publications, quarterly financial results, public concerns over the risks of development of new drugs, future sales of shares by the Corporation or its current shareholders, and many other elements could materially affect the price of the Corporation's Common Shares.

History of Operating Losses

To date, neither Rycor nor the Corporation has recorded any revenues from the sale of therapeutic products. Since incorporation, both the Corporation and Rycor have accumulated net losses and expect such losses to continue as they commence product and clinical development and eventually seek regulatory approval for the sale of the Peptide. Rycor and the Corporation expect to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund their continuing operations. Neither the Corporation nor Rycor has ever paid a dividend and they do not anticipate paying any dividends in the foreseeable future.

Limited Operating History

Rycor and the Corporation were only recently incorporated and have not begun to market any product or generate revenues. The Corporation expects to spend a significant amount of capital to fund research and development and on further laboratory and animal studies and human clinical trials. As a result, the Corporation expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable. Even if the Corporation does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Corporation cannot predict when, if ever, it will be profitable. There can be no assurances that the Technology will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed.

The Corporation will be undertaking additional laboratory and animal studies and human clinical trials on the Technology, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Unproven Market

The Corporation believes that the anticipated market for its potential product and technology will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

Lack of Manufacturing, Pharmaceutical Development and Marketing Experience

Neither the Corporation nor Rycor has any manufacturing, pharmaceutical development or marketing experience. To be successful, any product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to manufacture and package any products in commercial quantities, if it elects to do so, the Corporation will need to develop its own manufacturing or packaging facilities or contract with third parties to manufacture or package such product. No assurance can be given that the Corporation will be able to make the transition to commercial production. In addition, production of any products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of any products.

Neither the Corporation nor Rycor has any experience in pharmaceutical development, including the management of multi-centre clinical trials, and will be significantly reliant on third party consultants to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Corporation's success.

To be successful, a product must also be successfully marketed. Neither the Corporation nor Rycor has any experience in marketing pharmaceutical products and there can be no assurance that the Corporation can market any product which may be developed in a manner which could assure its acceptance in the market place.

Need for Additional Capital and Access to Capital Markets

Although the Corporation believes that on completion of the Qualifying Transaction there will be sufficient capital to complete the research and Phase III clinical trial development in Canada in respect of the Technology, unexpected or unforeseen costs may arise. Greater than anticipated amounts of capital will be required if the animal studies are delayed or take longer than expected to be completed or if Rycor is required to increase the size and/or length of the Phase III clinical trials. Although Rycor believes that the proceeds from the Offering would be sufficient to meet such additional costs, there is no assurance they will be and there is no assurance the Offering will be completed. In addition, the seeking of regulatory approval for the product, development and protection of the patent portfolio and marketing of any product will also incur significant further funding. There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of the Technology even if regulatory approval to market the Peptide is obtained.

Government Regulations

The manufacture and sale of human therapeutic products in Canada, the United States and other countries is governed by a variety of statutes and regulations in such countries. These laws require control of manufacturing facilities, controlled research and testing of products, government review and clearance of a submission containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to Good Manufacturing Practice during production and storage, and control of marketing activities, including advertising and labelling.

The Technology will require significant development, pre-clinical and clinical testing and investment of significant funds prior to its commercialization. There can be no assurance that any commercially viable

product will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the expenditure of substantial resources. Any failure to obtain or a delay in obtaining such approvals could adversely affect the Corporation's ability to utilize the Technology, therefore adversely affecting operations. Further, there can be no assurance that any product which is developed will prove to be safe and effective in clinical trials or receive regulatory approvals. Markets, other than the U.S. and Canada, have similar restrictions.

Conflicts of Interest

The directors and officers of the Corporation and of Rycor are directors and officers of other corporations. Conflicts may arise between their duties to the Corporation, Rycor and their duties to such other corporations. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation.

Competition

Research to develop new products or methods of treating multiple sclerosis is expected to intensify. The pharmaceutical industry is subject to rapid and significant technological change. Currently, the Corporation has identified a number of companies developing alternative competing technologies. Furthermore, technological competition from pharmaceutical companies and universities is expected to increase. Other companies may be formed that develop products faster than the Corporation. Products used for the treatment of relapsing remitting multiple sclerosis and for other diseases may be approved for use on chronic progressive multiple sclerosis patients in a short time frame. Products may be developed that are more effective than that proposed to be developed by the Corporation.

Administration of the Pre-Clinical and Clinical Studies

The process of conducting pre-clinical studies, human clinical trial testing and the obtaining of required approvals is likely to take a number of years and require the expenditure of substantial resources. The amount and timing of pre-clinical studies, including animal testing, to be conducted prior to the commencement of human clinical trials is at the discretion of federal regulators, and may involve significantly more time and money than anticipated.

In addition, human clinical trials may take longer to start and complete than anticipated. In particular, there is competition from various pharmaceutical products for access to a limited number of research clinics in Canada and other countries which are qualified to participate in multi-center human clinical trials. There can be no assurance that access to such clinics will not be delayed longer than anticipated, or obtained at all.

The animal testing and human clinical trials may result in adverse animal or patient reactions or statistically insignificant results, which may require a cessation or extension of the trials, or an increase in the number of patients enrolled in a given trial or the need to undertake ancillary testing and human trials. This may result in additional delays and expenses, cessation of the project and an adverse effect on operations.

Use of Funds

The Corporation's management will have significant discretion as to the use of the Corporation's funds. The Corporation currently intends to use the funds available on completion of the Qualifying Transaction for funding of pre-clinical activities including animal studies, purchase of peptide for animal studies and clinical trials, peptide formulation development, support of the Research Clinic, general corporate purposes including administration expenses, administration of Phase III clinical trials and payments to the University of Alberta pursuant to the Contracted Research Agreement. However, the directors of the Corporation may decide to alter their current business plan and may decide to expend the funds in a materially different manner.

Shareholder Control

Some of the Corporation's existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders. If certain shareholders act together, they may be able to exert a significant degree of influence over the Corporation's management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Corporation and might affect the market price of the Common Shares, even when a change may or may not be in the best interests of all shareholders. In addition, the interests of this concentration of ownership may not always coincide with the Corporation's interests or the interests of other shareholders and accordingly, they could cause the Corporation to enter into transactions or agreements which it would not otherwise consider.

Reliance on Third Parties and Future Collaboration

Rycor's strategy is and has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for research, development, clinical testing, manufacturing, marketing and commercialization of the Technology and any resulting commercially viable product. There can be no assurance , however, that Rycor will be able to maintain its current collaborations or establish new collaborations on favourable terms, if at all, or that its current or future collaborative arrangements will be successful.

Rycor currently holds a license from AutoImmune for the AutoImmune Patents. Rycor is obligated to make certain maintenance and royalty payments on the sale, if any, of products resulting from the AutoImmune Patents. There can be no assurance that the AutoImmune License will not terminate or that it will be renewed. Rycor has acquired a license to the Technology held by the University of Alberta. Pursuant to the terms of the License Agreement, Rycor is obligated to exercise diligence in bringing potential products to market. There can be no assurance the License Agreement will not terminate.

Attraction and Retention of Key Employees and Consultants

The Corporation and Rycor are depending highly upon their respective management staff and third party scientific and business consultants, the loss of whose services might impede the achievement of the Corporation's and Rycor's business objectives. In addition, the anticipated development of the Technology will require additional expertise in research, clinical testing, regulatory approval, manufacturing and marketing which are expected to place increased demands on the Corporation's and Rycor's resources and management skills and reliance on outside consultants. There can be no assurance that the Corporation or Rycor will be able to attract and retain such personnel and consultants on acceptable terms given the competition among numerous pharmaceutical companies, universities and other research institutions for experienced personnel. The failure to retain such personnel or consultants, or to develop or otherwise acquire the expertise could adversely affect prospects for the Corporation's success.

Licenses, Patents and Proprietary Rights

Rycor intends to utilize certain technology which has been licensed to it by AutoImmune and the Technology which Rycor has licensed from the University of Alberta. While the Corporation's existing license agreement with AutoImmune is in good standing, it may be terminated by AutoImmune if there is a breach of the AutoImmune License Agreement. The Corporation and Rycor is and will be in the future, reliant on AutoImmune and the University of Alberta to ensure that the underlying patents are maintained and valid and prosecuted.

The Corporation's success will depend, in part, on the ability of the University of Alberta and AutoImmune to obtain patents, maintain trade secret protection and operate without infringement on the proprietary rights of third parties or having third parties circumvent Rycor's rights. AutoImmune and the University of Alberta are actively pursuing applications for patents in the U.S. and other countries. The

patent positions of pharmaceutical firms and universities, including AutoImmune and the University of Alberta, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of pharmaceutical patent claims that are granted by the United States Patent and Trademark Office or enforced by the U.S. Federal courts. In addition, the scope of the originally claimed matter in a patent application can be significantly reduced before a patent is issued. The pharmaceutical patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. The laws of certain non-U.S. countries may not protect Rycor's existing or planned licensed intellectual property rights to the same extent as the laws of the United States and Canada. Thus, there can be no assurance that any of Rycor's licensed patent applications or those of the University of Alberta will result in a patent grant, that Rycor, AutoImmune or the University of Alberta will develop additional proprietary products that are patentable, that any patents issued to Rycor, the Corporation, AutoImmune or the University of Alberta will provide the Corporation or Rycor with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of third parties will not impede the ability of the Corporation and Rycor to do business or that third parties will not be able to circumvent Rycor's licensed patents. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the Corporation's or Rycor's products, or, if patents are issued to the Corporation, Rycor, AutoImmune or the University of Alberta, design around the patented products developed by them.

A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to Rycor's business. Some of these technologies, patent applications or patents may conflict with the technologies, patent applications or patents licensed or intended to be licensed by Rycor. Such conflict could limit the scope of the patents, if any, that AutoImmune or the University of Alberta may be able to obtain or result in the denial of the patent applications. In addition, if patents that cover Rycor's activities are issued to other companies or institutions, there can be no assurance that Rycor or the Corporation would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If the Corporation or Rycor does not obtain such licenses, they could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring licenses is prohibited. In addition, the Corporation and Rycor could incur substantial costs in defending themselves in lawsuits brought against the Corporation or Rycor on patents they might infringe, in filing suits against others to have such patents declared invalid or in filing suits against others for infringement of the Rycor's licensed patents, if any. The Corporation believes that there may be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation may affect the Corporation's and Rycor's efforts to form collaborations, to conduct research and development, to conduct clinical testing, manufacturing, marketing and the sale of any products under development. If the Corporation or Rycor become involved in such litigation, it could consume a substantial portion of their resources. If the outcome of any such litigation were to be adverse, the Corporation's business could be materially affected.

Under current law, patent applications in the U.S. are maintained in secrecy until the patents issue. However, any patents that the Corporation, Rycor, AutoImmune or the University of Alberta may file in the U.S. subsequent to November 28, 2000 will be subject to new provisions thereby allowing any new patent applications to be published, the same as its non-U.S. counterparts. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Corporation cannot be certain that AutoImmune or the University of Alberta was the first creator of inventions described in the pending patent applications or patents or that AutoImmune or the University of Alberta were the first to file patent applications for such inventions. Moreover, the Corporation and Rycor might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Corporation and Rycor, even if the eventual outcome were to favour the Corporation and Rycor. An adverse outcome could subject the Corporation and Rycor to significant liabilities to third parties and require the Corporation to license disputed rights from third parties or cease using the Technology or the AutoImmune Patents. There can be no assurance that the Rycor's licensed patents, if issued, would be held valid or enforceable by a court or

that a competitor's technology or product would be found to infringe such patents. Furthermore, substantial costs can be incurred due to the filing of lawsuits to enforce the patent rights against apparent infringers, even if the Corporation and Rycor are successful in the lawsuits.

Dependence on Healthcare Reimbursement

The Corporation's ability to commercialize its proposed product successfully may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products, diagnostics and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available to enable the Corporation to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Product Liability Claims and Uninsured Risks

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Corporation succeeds in developing new pharmaceutical products, the sale of such products may expose the Corporation and Rycor to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others selling products. Neither the Corporation nor Rycor currently has product liability insurance. The Corporation intends to obtain such insurance coverage but there can be no assurance that it will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect the Corporation and Rycor against product liability or at a reasonable cost. The obligation to pay any product liability claim in excess of whatever insurance the Corporation and Rycor are able to acquire, or the recall of any of their products, could have a material adverse affect on the business, financial condition and future prospects of the Corporation and Rycor.

Hazardous Materials; Environmental Matters

Research and some development work in respect of the Technology will be performed by the University of Alberta. The process involves the controlled use of potentially hazardous materials, and is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To extent that it will be involved in the process, the Corporation and Rycor intend that their safety procedures for handling and disposing of such materials will comply with the standards prescribed by such laws and regulations, however, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation and Rycor could be held liable for any damages that result and any such liability could exceed the resources of the Corporation and Rycor. Neither the Corporation nor Rycor is specifically insured with respect to this liability.

Although the Corporation believes that it and Rycor are in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Corporation or Rycor will not be materially adversely affected by current or future environmental laws or regulations.

DIRECTORS AND OFFICERS

Following the completion of the Qualifying Transaction, the directors and officers of Rycor will be: Clifford Giese, President, Chief Executive Officer and director; Kevin Giese, Chief Financial Officer, Secretary and director; and Laine Woollard, director. For information concerning these individuals, refer to "Matters to be Acted Upon at the Meeting – Election of Directors".

EXECUTIVE COMPENSATION

Compensation of Directors

Since incorporation, Rycor has paid no cash compensation (including salaries, director's fees, commissions or bonuses) to its directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

Compensation of Executive Officers

Since incorporation, Rycor has employed 2 executive officers, who continue to be employed and who are also directors, namely Clifford D. Giese and Kevin A. Giese. "Executive officer" means the chairman and any vice-chairman of the board of directors, president or any vice-president and any officer of Rycor who performs a policy making function in respect of Rycor. The following table sets forth details of all compensation paid by Rycor to its executive officers since incorporation:

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Fiscal Period	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS(1) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout(2) ($)	All Other Compensation ($)
Clifford D. Giese President and Chief Executive Officer	Incorporation to Effective Date	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Kevin A. Giese Secretary and Chief Financial Officer	Incorporation to Effective Date	33,332 (3)	NIL	NIL	NIL	NIL	NIL	NIL

Notes:

(1) "SARS" or "Stock appreciation rights" means a right granted by the Corporation as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Corporation

(2) "LTIP" or "Long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.

(3) These funds are paid to Queensbury Ventures Inc. ("Queensbury"), a private company controlled by Kevin A. Giese, pursuant to an oral agreement under which Queensbury, through Mr. Giese, provides management services to Rycor for the sum of $8,333 per month plus GST. The management contract commenced on January 17, 2001.

Options Granted Since Incorporation.

No stock options have been granted by Rycor to its executive officers since incorporation

Long-Term Incentive Plans

Rycor has not had and does not currently have any long term incentive plans.

Stock Appreciation Rights ("SAR") and Restricted Shares

No stock appreciation rights or restricted shares have been granted by Rycor to the executive officers of Rycor since incorporation.

Pension and Retirement Plans and Payments made upon Termination of Employment

Rycor does not have in place any pension or retirement plan. Rycor has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as an executive officer of Rycor, in connection with or related to the retirement, termination or resignation of such person and Rycor. Rycor is not party to any compensation plan or arrangement with either of its executive officers resulting from the resignation, retirement or the termination of employment of such person.

Employment and Management Contracts

Rycor has no employment or management contracts with directors or executive officers, other than the oral management contract with Queensbury, referred to under the heading "Information About Rycor – Executive Compensation – Compensation of Executive Officers."

Other Compensation

Rycor has not paid any other compensation to its executive officers or directors since incorporation.

Related Party Transactions

Rycor has not been a party to any related party transactions except as disclosed in "Information about Rycor – Acquisitions and Dispositions", "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction" and "Information About EPS – Interest of Management and Others in Matters to be Acted Upon".

Proposed Compensation

Rycor does not currently intend to pay any compensation to its directors or executive officers, other than pursuant to the oral management contract with Queensbury. Refer to "Information About Rycor – Executive Compensation – Compensation of Executive Officers".

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

No director, senior officer, executive officer, promoter or member of management of Rycor or any associates or affiliates thereof is or has been indebted to Rycor at any time since incorporation.

DESCRIPTION OF SHARE CAPITAL

The authorized capital of Rycor is as follows:

1. An unlimited number of voting Class "A" shares without nominal or par value which said Class "A" shares may receive dividends to the exclusion of any other class of shares.

2. An unlimited number of voting Class "B" shares without nominal or par value which said Class "B" shares may receive dividends to the exclusion of any other class of shares.

3. An unlimited number of non-voting Class "C" shares without nominal or par value which said Class "C" shares may receive dividends to the exclusion of any other class of shares.

4. An unlimited number of non-voting Class "D" shares without nominal or par value which said Class "D" shares may receive dividends to the exclusion of any other class of shares.

The following special rights and restrictions apply to each Class "A", Class "B", Class "C" and Class "D" Share (hereinafter together called "Rycor Common Shares"):

(a) Each of the Rycor Common Shares shall, save as to the voting rights as hereinbefore provided, have the same rights as the other said classes of shares.

(b) Save with the unanimous consent of the holders of the First Preferred Shares and Second Preferred Shares (as hereinafter defined), no dividend may be paid on any class of Rycor Common Shares in any given calendar year unless immediately after the payment of such dividend the net realizable value of the assets of Rycor exceeds the sum of the amount of:

(i) the total stated capital of all Rycor Common Shares of all classes; and

(ii) the liabilities of Rycor; and

(iii) the amount that would be required to redeem all issued and outstanding First Preferred Shares and Second Preferred Shares;

and, save with the unanimous consent of the holders of the First Preferred Shares, unless Rycor has in that calendar year paid to the holders of the First Preferred Shares the maximum dividends permitted to be paid to the holders of the First Preferred Shares in that calendar year and, save with the unanimous consent of the holders of the Second Preferred Shares, unless Rycor has in that calendar year paid to the holders of the Second Preferred Shares the maximum dividends permitted to be paid to the holders of the Second Preferred Shares in that calendar year.

(c) On a liquidation, dissolution or winding-up of Rycor the assets available for distribution to the shareholders (after distribution to the holders of the First Preferred Shares and Second Preferred Shares) will be distributed by distribution to the holders of the Rycor Common Shares first in payment of any dividends declared and unpaid (and where there are insufficient remaining assets to allow full payment of unpaid dividends the holders of the Rycor Common Shares shall share in proportion to their respective entitlements to unpaid dividends) and second by distribution of what then remains amongst the holders of the Rycor Common Shares in proportion to the number of Rycor Common Shares held by them.

Rycor is also authorized to issue an unlimited number of Class "E" non-voting redeemable shares without nominal or par value (the "First Preferred Shares") with the rights and restrictions set forth in the Articles of Rycor and an unlimited number of Class "F" non-voting redeemable shares without nominal or par value (the "Second Preferred Shares") with the rights and restrictions set forth in the Articles of Rycor.

Rycor has issued Series A Special Warrants and Series B Special Warrants. Each Series A Special Warrant entitles the holder to acquire one Rycor Share for no further consideration and each Series B Special Warrant entitles the holder to acquire one Rycor Share and one Rycor Warrant for no further consideration. Each Rycor Warrant entitles the holder to purchase one Rycor Share at a price of $3.00 per Rycor Share until 4:30 p.m. (Edmonton time) on December 31, 2001 and at a price of $4.00 per Rycor Share until 4:30. p.m. (Edmonton time) on December 31, 2002.

The following table sets forth details of Rycor's share capital:

Capital	Amount Authorized	Outstanding as at March 31, 2001 (unaudited)	Outstanding as at Effective Date (unaudited)
Class A Common Shares	unlimited	$10,988,540 (21,000,050 shares)	$10,988,540 (21,000,050 shares)
Series A Special Warrants	N/A	$2,124,215 10,621,076 special warrants	$2,124,215 10,621,076 special warrants
Series B Special Warrants	N/A	$17,025,408 6,810,163 special warrants	$17,025,408 6,810,163 special warrants
Class B, C and D Common Shares	unlimited	Nil	Nil
First Preferred Shares	unlimited	Nil	Nil
Second Preferred Shares	unlimited	Nil	Nil

OPTIONS TO PURCHASE SECURITIES

Rycor has not granted any stock options since incorporation.

PRIOR SALES

Since the date of incorporation, Rycor has issued the following Rycor Shares, Series A Special Warrants and Series B Special Warrants:

Date	Number and Type of Securities	Issue Price per Security	Total Issue Price	Nature of Consideration Received
December 23, 1999	50 Rycor Shares	$0.10	$5	Cash
December 14, 2000	18,123,225 Rycor Shares	$0.53	$9,605,309	(1)
March 1, 2001	2,876,775 Rycor Shares	$0.53	$1,524,691	(2)
October 10, 2000	717,875 Series A Special Warrants	$0.20	$143,575	Cash
November 10, 2000	4,872,994 Series A Special Warrants	$0.20	$974,599	Cash
February 15, 2001	5,030,207 Series A Special Warrants	$0.20	$1,006,041	Cash
October 10, 2000	522,000 Series B Special Warrants	$2.50	$1,305,000	Cash
November 10, 2000	3,650,991 Series B Special Warrants	$2.50	$9,127,478	Cash

Date	Number and Type of Securities	Issue Price per Security	Total Issue Price	Nature of Consideration Received
February 15, 2001	2,637,172 Series B Special Warrants	$2.50	$6,592,930	Cash
TOTAL:	**38,431,289(3) Common Shares**		**$30,279,628**	

(1) These Rycor Shares were issued in consideration for the U of A License. See "Information About Rycor – Acquisitions and Dispositions".

(2) These Rycor Shares were issued in consideration for all of the issued and outstanding shares of Subco. See Information About Rycor – Acquisitions and Dispositions".

(3) Assumes all Series A Special Warrants and all Series B Special Warrants are exercised.

RELATIONSHIP BETWEEN ISSUER AND PROFESSIONAL PERSON

No "professional person" as defined in the Rules to the *Securities Act* (British Columbia) named in this Management Information Circular as having prepared or certified any part or all of it and no responsible solicitor or any partner of a responsible solicitor's firm, holds any beneficial interest, direct or indirect, in any securities or property of Rycor or of an associate or affiliate of Rycor and no such person is expected to be elected, appointed or employed as a director, senior officer or employee of Rycor or of an associate or affiliate of Rycor and no such person is a promoter of Rycor or an associate or affiliate of Rycor.

AUDITOR

Rycor's auditor is Collins Barrow, Chartered Accountants, Suite 1550 AT&T Canada Tower, 10250 – 101 Street N.W., Edmonton, Alberta, T5J 3P4.

DIVIDEND POLICY

No dividends have been paid on any class of shares of Rycor since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

LEGAL PROCEEDINGS

Management knows of no legal proceedings, contemplated or actual, involving Rycor which could materially affect Rycor.

PROMOTERS

Clifford D. Giese and Kevin A. Giese may be considered to be the promoters of Rycor in that they took the initiative in founding and organizing Rycor.

OTHER REPORTING ISSUERS

The directors, officers or promoters of Rycor are, or have within the past five years been, directors, officers or promoters of other reporting issuers. For details, refer to "Information About EPS – Other Reporting Issuers."

MATERIAL CONTRACTS

The following agreements are material to Rycor:

1. Acquisition Agreement dated April 24, 2001 between EPS and Rycor. See "Matters to be Acted Upon at the Meeting – Approval of Qualifying Transaction".

2. Master Agreement dated December 14, 2000 between Rycor, the U of A Governors, the Inventors, Subco and the Subco Shareholders. Refer to "Information About Rycor – Acquisitions and Dispositions".

3. License Agreement dated December 14, 2000 between Rycor and the U of A Governors. Refer to "Information About Rycor – Acquisitions and Dispositions".

4. Supplemental Professional Activities Agreement dated December 14, 2000 between Rycor, the U of A Governors and the Inventors. Refer to "Information About Rycor – Acquisitions and Dispositions".

5. Contracted Research Agreement dated December 14, 2000 between Rycor and the U of A Governors. Refer to "Information About Rycor – Acquisitions and Dispositions".

6. Share Purchase and Sale Agreement dated March 1, 2001 between Rycor and the Subco Shareholders. Refer to "Information About Rycor – Acquisitions and Dispositions".

7. Regulatory Consulting Agreement dated October 30, 2000 between Rycor and Randy Stroud Consulting. Refer to "Information About Rycor – Business of Rycor".

8. Animal Studies Administration Agreement dated November 24, 2000 between Rycor and Cantox. Refer to "Information About Rycor – Business of Rycor".

9. Peptide Manufacturing Agreement dated December 29, 2000 between Rycor and Peninsula. Refer to "Information About Rycor – Business of Rycor".

10. Voluntary Pooling Agreement dated for reference March 1, 2001 between Rycor, Reynolds Mirth Richards & Farmer and the Pooled Shareholders. Refer to "Information About EPS – Acquisitions and Dispositions" and "Information About EPS – Pooled Shares".

11. AutoImmune License Agreement dated August 1, 2000 between Rycor and AutoImmune. Refer to Information About Rycor – Acquisitions and Dispositions".

Copies of these agreements will be made available for inspection during normal business hours at the offices of Anfield Sujir Kennedy & Durno, Barristers and Solicitors, at Suite 1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

CERTIFICATE OF EPS CAPITAL CORP.

The foregoing constitutes full true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Edmonton, Alberta this 16th day of May, 2001.

"Kevin A. Giese"	*"Clifford D. Giese"*
Kevin A. Giese Chief Executive Officer	Clifford D. Giese Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS OF EPS CAPITAL CORP.

"Michael P. Kennedy"	*"Patrick W. Kelly"*
Michael P. Kennedy Director	Patrick W. Kelly Director

CERTIFICATE OF RYCOR TECHNOLOGY INVESTMENTS CORP.

The foregoing as it relates to Rycor Technology Investments Corp. constitutes full true and plain disclosure of all material facts relating to the particular matters to be acted upon by the security holders.

DATED at Edmonton, Alberta this 16th day of May, 2001.

"Clifford D. Giese"	*"Kevin A. Giese"*
Clifford D. Giese Chief Executive Officer	Kevin A. Giese Chief Financial Officer

**ON BEHALF OF THE BOARD OF DIRECTORS
OF RYCOR TECHNOLOGY INVESTMENTS CORP.**

"Clifford D. Giese"	*"Kevin A. Giese"*
Clifford D. Giese Director	Kevin A. Giese Director

SCHEDULE "A"
AUDITED FINANCIAL STATEMENTS OF
EPS CAPITAL CORP
AT DECEMBER 31, 2000
AND
UNAUDITED FINANCIAL STATEMENTS OF EPS CAPITAL CORP. AT MARCH 31, 2001

EPS CAPITAL CORP.

Financial Statements
March 31, 2001 and December 31, 2000

AUDITORS' REPORT

To the Directors of
EPS Capital Corp.

We have audited the balance sheet of EPS Capital Corp. as at December 31, 2000. This financial statement is the responsibility of the corporations's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the corporation as at December 31, 2000 in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
April 12, 2001

"Collins Barrow"
Signed
Chartered Accountants

EPS CAPITAL CORP.

Balance Sheet

March 31, 2001 and December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash	**$ 370,146**	$ 419,097
Deferred charges (Note 2)	**30,000**	—
	$ 400,146	$ 419,097
LIABILITIES		
Accounts payable	**$ 3,854**	$ 35,707
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**395,245**	383,390
Retained earnings	**1,047**	—
	396,292	383,390
	$ 400,146	$ 419,097

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

EPS CAPITAL CORP.

Statement of Operations

For the Three Months Ended March 31, 2001
and the Year Ended December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
Revenue		
Interest income	$ 3,220	$ —
Expenses		
General and administrative	2,173	—
Net income and retained earnings	$ 1,047	$ —
Earnings per common shares - basic (Note 5)	$ .0039	$ —

EPS CAPITAL CORP.

Statement of Cash Flows

For the Three Months Ended March 31, 2001
and the Year Ended December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
Operating Activities		
Net income	$ 1,047	$ —
Net change in non-cash working capital balances related to operations	(31,853)	—
Cash used in operating activities	(30,806)	—
Investing Activities		
Deferred charges	(30,000)	—
Financing Activities		
Net proceeds from issuance of share capital	11,855	—
Decrease in cash	(48,951)	—
Cash, beginning of period	419,097	—
Cash, end of period	$ 370,146	$ —

EPS CAPITAL CORP.

Notes to the Financial Statements

March 31, 2001 and December 31, 2000

1. **Incorporation**

The corporation was incorporated pursuant to the Company Act (British Columbia) on December 15, 1998 as 576693 BC Ltd. and changed its name to EPS Capital Corp. on February 9, 2000. The corporation is a Capital Pool Company as defined in Listings Policy 2.4 of the Canadian Venture Exchange.

2. **Deferred Charges**

Deferred charges relate to deferred share issuance costs for share capital to be issued subsequent to the balance sheet date.

3. **Share Capital**

Authorized:
100,000,000 common shares
100,000,000 preferred shares

Common shares issued:

	Number	Amount
Issues for cash prior to December 31, 2000	1,600,000	$ 200,000
Issued pursuant to prior commitment to issue share capital	1,300,000	260,000
Issued for cash on exercise of agent's options	65,000	13,000
	2,965,000	473,000
Share issue costs		77,755
		$ 395,245

1,600,000 common shares issued are held in escrow and will be released from escrow as follows:

10% of the shares following issuance by the Canadian Venture exchange of a final notice accepting a Qualifying Transaction;
15% of the shares 6 months following the initial release;
15% of the shares 12 months following the initial release;
15% of the shares 18 months following the initial release;
15% of the shares 24 months following the initial release;
15% of the shares 30 months following the initial release;
15% of the shares 36 months following the initial release;

3. **Share Capital** (Continued)

In the event the Corporation becomes listed on Tier 1 of the Canadian Venture Exchange, 25% of the escrowed shares will be released following issuance of the Final Exchange Notice and 25% released on each of 6, 12 and 18 months thereafter.

If a qualifying transaction is not completed, the shares will not be released from escrow.

The Corporation has granted to its directors and officers options to purchase 290,000 common shares at $0.20 per common share. The stock options are non transferable and will expire at the earlier of January 9, 2006 or one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. All shares acquired on exercise of the options before the completion of the Qualifying Transaction shall be subject to escrow until the issuance of the Final Exchange Notice of a Qualifying Transaction.

The Corporation appointed Yorkton Securities Inc. as its agent in connection with the offer to sell 1,300,000 common shares of the Corporation for $0.20 per share. The agent was granted options to acquire 130,000 common shares at $0.20 per share. On March 13, 2001, one half of the options were exercised to purchase 65,000 common shares. A total of 50% of the common shares issuable upon exercise of the agent's options may be sold by the agent prior to the completion of the Qualifying Transaction. The remaining 50% may only be sold after completion of the Qualifying Transaction. The remaining 65,000 options will, if unexercised, expire September 20, 2002.

4. **Subsequent Events**

The Corporation and Rycor Technology Investments Corp. (Rycor), a company holding an exclusive worldwide licence to new medical technology for the treatment of chronic progressive multiple sclerosis, have entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, of all issued and outstanding securities in the capital of Rycor (the "Offer").

Pursuant to the Acquisition Agreement, EPS has agreed to make the Offer to purchase all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares will be exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants will be exchanged for one Common Share of EPS;

4. **Subsequent Events** (continued)

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants will be exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common share until 4:30 p.m. (Edmonton time) on December 31, 2002.

Yorkton Securities Inc. has agreed to act as sponsor in connection with the Qualifying Transaction and has also agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common share purchase warrant (the "Offering Warrants"), each whole warrant Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta and British Columbia, although a portion of the Offering may be sold as special warrants (the "Offering Special Warrants") on a non-brokered basis. Each Offering Special Warrant will entitle the holder to acquire one Unit on exercise or deemed exercise of the Offering Special Warrants and the issuance of the Units on exercise or deemed exercise of the Offering Special Warrants will be qualified for distribution under the Prospectus. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and 2% of the gross proceeds from the sale of the Offering Special Warrants and will be issued non-transferable share purchase warrants (the "Agents Warrants") equal to 10% of the number of Units sold and equal to 2% of the number of Offering Special Warrants sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $3.50 per Common share during the first year and at a price of $4.50 per Common share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).

The Corporation intends to issue further stock options to acquire up to 900,000 Common Shares at an exercise price of $2.50 per Common Share in conjunction with the closing of the Qualifying Transaction. These options will be allocated at the discretion of the directors of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries.

These options will be non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or if the Corporation is classified as a Tier II Issuer on the CDNX, 90 days after ceasing to be a director or officer for any reason other than death. Options granted to certain optionees may contain vesting provisions at the discretion of the directors of the Corporation.

EPS CAPITAL CORP.

Notes to the Financial Statements

March 31, 2001 and December 31, 2000

5. **Earnings Per Share**

Earnings per common share have been allocated on the weighted average number of common shares outstanding for the period of 2,706,444.

Potential exercise of options would have no material dilutive effect.

SCHEDULE "B"
AUDITED FINANCIAL STATEMENTS OF
RYCOR TECHNOLOGY INVESTMENTS CORP.
AT DECEMBER 31, 2000
AND UNAUDITED FINANCIAL STATEMENTS OF RYCOR TECHNOLOGY INVESTMENTS CORP. AT MARCH 31, 2001

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Financial Statements
For the Three Months Ended March 31, 2001 and
for the Years Ended December 31, 2000 and
December 31, 1999

AUDITORS' REPORT

To the Directors of
Rycor Technology Investments Corp.

We have audited the balance sheets of Rycor Technology Investments Corp. as at December 31, 2000 and December 31, 1999 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and December 31, 1999 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
April 16, 2001

"Collins Barrow"
Signed
Chartered Accountants

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Balance Sheet

March 31, 2001, December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
ASSETS			
Current Assets			
Cash	**$ 11,411,229**	$ 3,835,253	$ 5
Amount receivable	**20,624**	1,336,510	---
Prepaid expenses	**32,468**	---	---
Loan receivable	**—**	16,240	---
	11,464,321	5,188,003	5
Patents and licensing costs (Note 4)	**17,317,516**	15,497,954	---
Capital assets (Note 5)	**22,792**	---	---
Organization costs	**—**	2,553	2,291
	$ 28,804,629	$ 20,688,510	$ 2,296
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	**$ 97,161**	$ 117,211	$ 2,291
Loan payable	**—**	21,495	---
	97,161	138,706	2,291
SHAREHOLDERS' EQUITY			
Share capital (Note 6)	**10,988,540**	9,463,849	5
Commitment to issue share capital (Note 7)	**18,541,704**	11,550,652	---
Deficit	**(822,776)**	(464,697)	---
	28,707,468	20,549,804	5
	$ 28,804,629	$ 20,688,510	$ 2,296

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Operations

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Revenue			
Interest	$ 123,798	$ 88,947	$ ---
Expenses			
Amortization of patents and licensing costs	333,585	7,993	---
Research and development	92,427	516,183	---
General and administrative	55,722	29,468	---
Amortization of capital assets	143	---	---
	481,877	553,644	---
Net loss	$ 358,079	$ 464,697	$ ---

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Deficit

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Balance, beginning of period	**$ 464,697**	$ —	$ —
Net loss	**358,079**	464,697	—
Balance, end of period	**$ 822,776**	$ 464,697	$ —

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Operating Activities			
Net loss	$ (358,079)	$ (464,697)	$ ---
Item not involving cash:			
Amortization of licensing and organization costs	333,728	7,993	---
Net change in non-cash working capital balances related to operations	(120,922)	114,920	2,291
Cash provided by (used in) operating activities	(145,273)	(341,784)	2,291
Financing Activities			
Loan advance	—	5,255	---
Sale of Special Warrants	6,991,052	11,550,652	---
Share issue costs	—	(141,465)	---
Issuance of common shares	—	---	5
Cash provided by financing activities	6,991,052	11,414,442	5
Investing Activities			
Licensing costs	—	(5,900,000)	---
Organization costs	—	(900)	(2,291)
Purchase of patents	(585,689)	---	---
Goods and Services Tax recoverable	1,315,886	(1,336,510)	---
Cash provided by (used in) investing activities	730,197	(7,237,410)	(2,291)
Increase in cash	7,575,976	3,835,248	5
Cash, beginning of year	3,835,253	5	---
Cash, end of year	$ 11,411,229	$ 3,835,253	$ 5

1. **Basis of Presentation**

The corporation was incorporated December 31, 1998, under the Alberta Business Corporations Act as 812867 Alberta Ltd. and changed its name to Rycor Technology Investments Corp. on January 19, 2000. The corporation has obtained an exclusive worldwide license to new medical technology for the treatment of chronic progressive multiple sclerosis and is developing and commercializing the technology. These consolidated financial statements include the assets, liabilities and operations of the company and its wholly owned subsidiary, Rycor Corp., as described in Note 3.

2. **Summary of Significant Accounting Policies**

The interim financial statements to March 31, 2001 follow, in all material respects, the same accounting policies and methods of their application as the annual financial statements for the year ended December 31, 2000.

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Web Site Development Costs

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight line basis commencing with the date of completion of development.

Patent Costs

Patent costs are recorded at cost and amortized straight-line over twelve years.

Licensing Costs

Licensing costs are recorded at cost and amortized straight-line over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

2. **Summary of Significant Accounting Policies** (Continued)

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at March 31, 2001, no future income taxes have been recorded.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Business Acquisition**

Effective March 1, 2001, the company acquired all the shares and related assets of Rycor Corp., a company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of Multiple Sclerosis. The acquisition has been accounted for by the purchase method of accounting and accordingly includes the results of Rycor Corp. operations in these financial statements from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

4. **Patents and Licensing Costs**

	(Unaudited) March 31, 2001			December 31, 2000	December 31, 1999
	Cost	**Accumulated Amortization**	**Net**	Net	Net
Patents	**$ 2,153,147**	**$ 14,983**	**$ 2,138,164**	$ —	$ —
Licensing costs	**15,505,309**	**325,957**	**15,179,352**	15,497,954	—
	$ 17,658,456	**$ 340,940**	**$ 17,317,516**	$ 15,497,954	$ —

5. **Capital Assets**

	(Unaudited) March 31, 2001			December 31, 2000	December 31, 1999
	Cost	**Accumulated Amortization**	**Net**	Net	Net
Computer equipment	**$ 8,570**	**$ 1,278**	**$ 7,292**	$ —	$ —
Web site	**15,500**	**—**	**15,500**	—	—
	$ 24,070	**$ 1,278**	**$ 22,792**	$ —	$ —

6. **Share Capital**

Authorized:

Unlimited Class A and B common voting shares
Unlimited Class C and D common non-voting shares
Unlimited Class E and F redeemable, retractable preferred shares

Class A common shares issued:

	Number	Amount
Issued for cash	50	$ 5
Balance, December 31, 1999	50	5
Issued for licensing costs	18,123,225	9,605,309
Share issue costs	—	(141,465)
Balance, December 31, 2000	18,123,275	9,463,849
Issued for shares in subsidiary acquisition	2,876,775	1,524,691
Balance, March 31, 2001	21,000,050	$ 10,988,540

7. **Commitment to Issue Share Capital**

During the period ended March 31, 2001, the corporation accepted subscriptions for a total of 5,030,207 Special Warrants "A" for an aggregate amount of $1,006,041 and 2,637,172 Special Warrants "B" for an aggregate amount of $6,592,930. To March 31, 2001, the corporation had received cash of $6,991,052 and an amount of $607,919 had not yet been received.

During the year ended December 31, 2000, the corporation issued for cash a total of 5,590,869 Special Warrants "A" for an aggregate amount of $1,118,174 and 4,172,991 Special Warrants "B" for an aggregate amount of $10,432,478.

No warrants were issued during the December 31, 1999 fiscal year.

Each Series A Special Warrant is exchangeable for one Class A common share and each Series B Special Warrant is exchangeable for one Class A common share plus one Class A common share purchase warrant until the earlier of the date which is five business days after a receipt for a final prospectus is issued by the last of the securities regulatory bodies in each jurisdiction in Canada where the Series A and Series B Special Warrants are sold, and December 31, 2001, at which time they will be deemed to be exercised.

The share purchase warrants entitle the holder to purchase one additional Class A common share at $3.00 until December 31, 2001 and at $4.00 until December 31, 2002. The share purchase warrants will, if unexercised, expire on December 31, 2002.

8. **Income Tax Benefits**

The corporation has non-capital income tax losses in the amount of $748,355, an amount of $82,332 which were incurred during the three months ended March 31, 2001 and $666,023 were incurred during the year ended December 31, 2000. These losses may be carried forward for seven fiscal periods from the date incurred. The potential income tax benefit of these losses has not been reflected in the financial statements to March 31, 2001.

9. **Commitments**

On August 1, 2000, the corporation entered into a licensing agreement to cover certain related patent claims. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

10. **Subsequent Event**

The corporation and EPS Capital Corp (EPS), a capital pool company as defined in Listings Policy 2.4 of the Canadian Venture Exchange, have entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, of all issued and outstanding securities in the capital of the corporation (the "Offer").

Pursuant to the Acquisition Agreement, EPS has agreed to make the Offer to purchase all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares will be exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants will be exchanged for one Common Share of EPS;

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants will be exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m. (Edmonton time) on December 30, 2002.

11. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amount receivable, accounts payable and accrued liabilities. As at March 31, 2001, December 31, 2000 and December 31, 1999, there are no significant differences between the carrying amounts of these items and their estimated fair values.

SCHEDULE "C"
UNAUDITED PRO FORMA FINANCIAL STATEMENTS
OF EPS CAPITAL CORP
AT MARCH 31, 2001

EPS CAPITAL CORP. AND
RYCOR TECHNOLOGY INVESTMENTS CORP.
(Unaudited)
Pro Forma Combined Consolidated
Balance Sheet
March 31, 2001

COMPILATION REPORT

To the Directors of

EPS Capital Corp.

We have reviewed, as to compilation only, the accompanying unaudited pro forma combined consolidated balance sheet of EPS Capital Corp. and Rycor Technology Investments Corp. as at March 31, 2001, which has been prepared for inclusion in the Information Circular of EPS Capital Corp. dated May 16, 2001. In our opinion, the unaudited pro forma combined consolidated balance sheet has been properly compiled to give effect to the proposed arrangement and the assumptions described in the accompanying notes thereto.

Edmonton, Alberta
May 16, 2001

"Collins Barrow"
Signed
Chartered Accountants

EPS CAPITAL CORP. AND RYCOR TECHNOLOGY INVESTMENTS CORP.

(Unaudited)

Pro Forma Combined Consolidated Balance Sheet

March 31, 2001

	EPS	Rycor	Adjustments	Combined
ASSETS				
Current Assets				
Cash	$ 370,146	$ 11,411,229	$ 607,919	$ 12,389,294
Amounts receivable	—	20,624		20,624
Prepaid expenses	—	32,468		32,468
	370,146	11,464,321		12,442,386
Capital assets	---	22,792		22,792
Patents and licensing costs	---	17,317,516		17,317,516
Deferred charges	30,000	—		30,000
	$ 400,146	$ 28,804,629		$ 29,812,694
LIABILITIES				
Current Liabilities				
Accounts payable	$ 3,854	$ 97,161		$ 101,015
SHAREHOLDERS' EQUITY				
Share capital	395,245	10,988,540	19,149,623	30,533,408
Commitment to issue share capital	---	18,541,704	(18,541,704)	—
Retained earnings (deficit)	1,047	(822,776)		(821,729)
	396,292	28,707,468		29,711,679
	$ 400,146	$ 28,804,629		$ 29,812,694

EPS CAPITAL CORP. AND RYCOR TECHNOLOGY INVESTMENTS CORP.

(Unaudited)

Notes to the Pro Forma Combined Consolidated Balance Sheet

March 31, 2001

---

1. **Basis of Presentation**

The accompanying unaudited pro forma combined consolidated balance sheet for EPS Capital Corp. and Rycor Technology Investments Corp. has been prepared in accordance with Canadian generally accepted accounting principles and is based on:

- the unaudited balance sheet of EPS Capital Corp. (EPS) for the three months ended March 31, 2001
- the unaudited consolidated balance sheet of Rycor Technology Investments Corp. (Rycor) for the three months ended March 31, 2001
- additional unaudited financial information provided by EPS and Rycor

The pro forma combined consolidated balance sheet is not necessarily indicative of the results that actually would have occurred, or results expected in future periods, had the events reflected herein occurred on the dates indicated.

The pro forma combined consolidated balance sheet should be read in conjunction with the Balance sheet and notes of EPS and the consolidated Balance sheet and notes of Rycor for the three months ended March 31, 2001.

2. **Combination Assumption**

The pro forma combined consolidated balance sheet has been prepared giving effect to the proposed acquisition by EPS of Rycor as if it had occurred January 1, 2001, accounting for the acquisition as a reverse takeover of EPS by Rycor.

3. **Pro Forma Adjustments**

The remainder of special warrant subscriptions receivable in the amount of $607,919 are assumed to be collected.

10,621,076 Rycor Series A Special Warrants and 6,810,163 Rycor Series B Special Warrants with an aggregate issued price of $19,149,623 are treated as having been exchanged for common shares of Rycor. Included in the total are 5,030,207 Series A Special Warrants and 2,637,172 Series B Special Warrants with an aggregate price of $7,598,971 which were issued March 1, 2001.

SCHEDULE "D"
AUDITED FINANCIAL STATEMENTS OF
RYCOR CORP.
AT SEPTEMBER 30, 2000
AND UNAUDITED FINANCIAL STATEMENTS OF RYCOR CORP. AT DECEMBER 31, 2000

RYCOR CORP.
Financial Statements
December 31, 2000 and September 30, 2000

AUDITORS' REPORT

To the Directors of
Rycor Corp.

We have audited the balance sheet of Rycor Corp. as at September 30, 2000 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the corporations's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at September 30, 2000 and the results of its operations and the changes in its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
April 12, 2001

"Collins Barrow"
Signed
Chartered Accountants

RYCOR CORP.

Balance Sheet

December 31, 2000 and September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
ASSETS		
Current Assets		
Cash	$ 22,567	$ —
Amounts receivable	8,962	4,593
Prepaid expenses	475	3,213
	32,004	7,806
Capital assets (Note 3)	7,720	6,599
Patents (Note 4)	43,395	19,759
Deferred charges (Note 5)	15,500	—
	$ 98,619	$ 34,164
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 52,438	$ 29,382
Loans payable (Note 6)	281,356	206,301
	333,794	235,683
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	284	284
Deficit	(235,459)	(201,803)
	(235,175)	(201,519)
	$ 98,619	$ 34,164

Approved on behalf of the Board

"Clifford D. Giese"
Signed
Director

"Kevin A. Giese"
Signed
Director

RYCOR CORP.

Statement of Operations

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Expenses		
Research and development	**$ 22,466**	$ 140,350
General and administrative	**9,869**	60,111
Amortization of patents	**942**	871
Amortization of capital assets	**379**	471
Net loss	**$ 33,656**	$ 201,803

RYCOR CORP.

Statement of Deficit

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Balance, beginning of period	**$ 201,803**	$ —
Net loss for the period	**33,656**	201,803
Balance, end of period	**$ 235,459**	$ 201,803

RYCOR CORP.

Statement of Cash Flows

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Operating Activities		
Net loss	$ (33,656)	$ (201,803)
Item non involving cash:		
Amortization	1,321	1,342
Net change in non-cash working capital balances related to operations	21,425	21,576
Cash used in operating activities	(10,910)	(178,885)
Financing Activities		
Loan advances	75,055	206,301
Issuance of common shares	—	284
Cash provided by financing activities	75,055	206,585
Investing Activities		
Purchase of capital assets	(1,500)	(7,070)
Patent costs	(24,578)	(20,630)
Deferred charges	(15,500)	—
Cash used in investing activities	(41,578)	(27,700)
Cash, end of year	$ 22,567	$ —

RYCOR CORP.

Notes to the Financial Statements

December 31, 2000 and September 30, 2000

1. **Incorporation**

The corporation was incorporated under the Alberta Business Corporations Act and has acquired an interest in certain patent rights and conducts research and development activities relating to technology for the treatment of Multiple Sclerosis.

2. **Summary of Significant Accounting Policies**

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Patent Costs

Patent costs are recorded at cost and amortized straight-line over twelve years.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Capital Assets**

	(Unaudited) December 31, 2000			September 30, 2000
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment	**$ 8,570**	**$ 850**	**$ 7,720**	$ 6,599

4. **Patents**

	(Unaudited) December 31, 2000			September 30, 2000
	Cost	**Accumulated Amortization**	**Net**	Net
Patent costs	**$ 45,208**	**$ 1,813**	**$ 43,395**	$ 19,759

5. **Deferred Charges**

Deferred charges relate to costs of web site design. The design and implementation of the web site was not completed at December 31, 2000.

6. **Loans Payable**

Loans payable are unsecured, have no fixed terms of repayment and do not bear interest. The amounts are payable to shareholders and a corporation that is subject to significant influence by shareholders. The loans were repaid subsequent to December 31, 2000.

7. **Share Capital**

Authorized:
- Unlimited Class A common voting shares
- Unlimited Class B common non-voting shares
- Unlimited Class C redeemable, retractable preferred voting shares
- Unlimited Class D redeemable, retractable preferred non-voting shares

	(Unaudited) December 31, 2000	September 30, 2000
Issued and outstanding:		
284 Class A common shares	**$ 284**	$ 284

8. **Income Tax Losses**

The corporation has non-capital income tax losses in the amount of $232,796 which were incurred $200,461 during the year ended September, 2000 and $32,335 during the period October 1 to December 31, 2000. These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2000.

9. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of amounts receivable, accounts payable, accrued liabilities and loans payable. As at December 31, 2000, there are no significant differences between the carrying amounts of these items and their estimated fair values.

SCHEDULE "E"

TEXT OF RESOLUTIONS TO BE PRESENTED TO SHAREHOLDERS AT THE MEETING

A. Approval of Qualifying Transaction

"BE IT HEREBY RESOLVED as an ordinary resolution of EPS Capital Corp.(the "Corporation") that:

1. the Corporation acquire all of the Class A Common Shares (the "Rycor Shares") of Rycor Technology Investments Corp. ("Rycor"), all of the Series A Special Warrants of Rycor ("Series A Special Warrants") and all of the Series B Special Warrants of Rycor ("Series B Special Warrants") and, if any are issued, all of the outstanding share purchase warrants of Rycor (the "Rycor Warrants");

2. the mailing of an offer to purchase and takeover bid circular to the holders of Rycor Shares, Series A Special Warrants, Series B Special Warrants and Rycor Warrants on the following basis is hereby approved:

   (a) each of the issued and outstanding Rycor Shares will be exchanged for one (1) common share of the Corporation;

   (b) each of the issued and outstanding Series A Special Warrants will be exchanged for one (1) common share of the Corporation;

   (c) each of the issued and outstanding Series B Special Warrants will be exchanged for one (1) common share of the Corporation and one (1) non-transferrable share purchase warrant of the Corporation (the "Warrants"), each Warrant entitling the holder to purchase one (1) common share of the Corporation at a price of $3.00 per common share until 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per common share until 4:30 p.m. (Edmonton time) on December 31, 2002;

   (d) each of the issued and outstanding Rycor Warrants will be exchanged for one (1) Warrant;

3. the execution of the Acquisition Agreement dated April 24, 2001 among the Corporation and Rycor is hereby ratified;

4. any director or officer is authorized on behalf of the Corporation to take all necessary steps and proceedings and to execute and deliver and file any and all declarations, agreements, documents and other instruments and do all other such other acts and things (whether under corporate seal of the Corporation or otherwise) that may be necessary or desirable to give effect to the provisions of this resolution; and

5. the Board of Directors may, in its sole discretion, decide not to act on this resolution."

B. Continuance

"BE IT HEREBY RESOLVED, as a special resolution of the Corporation, that:

1. the Corporation make application to the Registrar of Corporations for the Province of Alberta under section 181 of the *Business Corporations Act* (Alberta) (the "ABCA") for a Certificate of Continuance continuing the Corporation as if it had been incorporated under the laws of Alberta in accordance with the ABCA;

2. the Corporation make application to the Registrar of Companies of British Columbia for his authorization to permit such continuation in accordance with Section 37 of the *Company Act* (British Columbia);

3. the Corporation adopt the Articles of Continuance in the form attached as Schedule "H" to the Corporation's Information Circular dated May 16, 2001 and the By-Laws in the form attached as Schedule "I" to the Corporation's Information Circular dated May 16, 2001 in substitution for the existing Memorandum and Articles of the Corporation;

4. the board of directors of the Corporation is authorized, in their discretion, to abandon the application for continuation of the Corporation under the ABCA without further approval or authorization of the shareholders of the Corporation; and

5. any director or officer of the Corporation is authorized to do all things and execute all deeds, instruments and documents necessary or desirable to implement the continuation of the Corporation under the ABCA."

C. Name Change

"BE IT HEREBY RESOLVED, as a special resolution of the Corporation, that:

1.

   (a) pursuant to section 233 of the *Company Act* (British Columbia), the name of the Corporation be changed from EPS Capital Corp. to BioMS Medical Corp.;

   (b) paragraph number 1 of the Memorandum of the Corporation be altered to read as follows:

      (1) The name of the Corporation is BioMS Medical Corp.;

2. the Board of Directors may, in its sole discretion, decide not to act on this resolution."

SCHEDULE "F"
DISSENT RIGHTS

EXTRACT FROM, *COMPANY ACT* (BRITISH COLUMBIA)

Dissent Procedure

207.

(1) If,

(a) being entitled to give notice of dissent to a resolution as provided in section 37, 103, 126, 222, 244, 249 or 289, a member of a company (in this Act called a "dissenting member") gives notice of dissent;

(b) the resolution referred to in paragraph (a) is passed; and

(c) the company or its liquidator proposes to act on the authority of the resolution referred to in paragraph (a),

the company or the liquidator shall first give to the dissenting member notice of the intention to act and advise the dissenting member of the rights of the dissenting members under this section.

(2) On receiving a notice of intention to act in accordance with subsection (1), a dissenting member is entitled to required the company to purchase all of the dissenting member's shares in respect of which the notice of dissent was given.

(3) The dissenting member shall exercise the right under subsection (2) by delivering to the registered office of the company, within 14 days after the company, or the liquidator, gives the notice of intention to act,

(a) a notice that the dissenting member requires the company to purchase all of the dissenting member's shares referred to in subsection (2); and

(b) the share certificates representing all of those shares;

and on delivery of that notice and those share certificates, the dissenting member is bound to sell those shares to the company and the company is bound to purchase them.

(4) A dissenting member who has complied with subsection (3), the company, or, if there has been an amalgamation, the amalgamated company, may apply to the court, which may

(a) require the dissenting member to sell, and the company or the amalgamated company to purchase, the shares in respect of which the notice of dissent has been given;

(b) set the price and terms of the purchase and sale, or order that the price and terms be established by arbitration, in either case having due regard for the rights of creditors;

(c) join in the application any other dissenting member who has complied with subsection (3); and

(d) make consequential orders and give directions it considers appropriate.

(5) The price that must be paid to a dissenting member for the shares referred to in subsection (2) is their fair value as of the day before the date on which the resolution referred to in subsection (1) was

passed, including any appreciation or depreciation in anticipation of the vote on the resolution, and every dissenting member who has complied with subsection (3) must be paid the same price.

(6) The amalgamation or winding up of the company, or any change in its capital, assets or liabilities resulting from the company acting on the authority of the resolution referred to in subsection (1), does not affect the right of the dissenting member and the company under this section or the price to be paid for the shares.

(7) Every dissenting member who has complied with subsection (3)

(a) may not vote, or exercise or assert any rights of a member, in respect of the shares for which notice of dissent has been given, other than under this section;

(b) may not withdraw the requirement to purchase the shares, unless the company consents; and

(c) until the dissenting member is paid in full, may exercise and assert all the rights of a creditor of the company.

(8) If the court determines that a person is not a dissenting member, or is not otherwise entitled to the right provided by subsection (2), the court, without prejudice to any acts or proceedings which the company, its members, or any class of members may have taken during the intervening period, may make the order it considers appropriate to remove the limitations imposed on the person by subsection (7).

(9) The relief provided by this section is not available if, subsequent to giving notice of dissent, the dissenting member acts inconsistently with the dissent; but a request to withdraw the requirement to purchase the dissenting member's shares is not an act inconsistent with the dissent.

(10) A notice of dissent ceases to be effective if the dissenting member consents to or votes in favour of the resolution of the company to which the dissent relates, unless the consent or vote is given solely as a proxy holder for a person whose proxy required an affirmative vote.

SCHEDULE "G"
ARTICLES OF CONTINUANCE

Alberta
MUNICIPAL AFFAIRS
Registries

ARTICLES OF CONTINUANCE
Business Corporations Act

(Sections 181, 261 and 262) **FORM 11**

1. Name of Corporation:	2. Corporate Access No.
EPS Capital Corp.	♦

3. The classes and any maximum number of shares that the Corporation is authorized to issue:

The attached Exhibit "A" is incorporated into and forms part of this form

4. Restrictions if any on share transfers.

None.

5. Number (or Minimum, and Maximum number) of Directors.

No fewer than three (3) and not more than fifteen (15).

6. Restrictions if any on businesses the Corporation may carry on.

None.

7. If change of name effected, previous name.

EPS Capital Corp.

8. Details of Incorporation.

December 15, 1998 in the Province of British Columbia

9. Other provisions if any.

None

10. Date	Signature	Title
♦		**Director**

For Departmental Use Only **FILED**

EXHIBIT "A"
to the Articles Of Continuance
attached as Schedule "H" to
the Information Circular of EPS Capital Corp. dated May 16, 2001

The authorized capital of the Corporation is as follows:

1. An unlimited number of voting Class "A" Shares without nominal or par value which said Class "A" Shares may receive dividends to the exclusion of any other class of shares.

2. An unlimited number of voting Class "B" Shares without nominal or par value which said Class "B" Shares may receive dividends to the exclusion of any other class of shares.

3. An unlimited number of non-voting Class "C" Shares without nominal or par value which said Class "C" Shares may receive dividends to the exclusion of any other class of shares.

4. An unlimited number of non-voting Class "D" Shares without nominal or par value which said Class "D" Shares may receive dividends to the exclusion of any other class of shares.

The following special rights and restrictions shall apply to each of the Class "A", Class "B", Class "C" and Class "D" Shares (hereinafter together called "Common Shares"):

(a) Each of the Common Shares shall, save as to the voting rights and dividend rights as hereinbefore provided, have the same rights as the other said classes of shares.

(b) Save with the unanimous consent of the holders of the First and Second Preferred Shares, no dividend may be paid on any class of Common Shares in any given calendar year unless immediately after the payment of such dividend, the net realizable value of the assets of the Corporation exceeds the sum of the amount of:

(i) the total stated capital of all Common Shares of all classes; and

(ii) the liabilities of the Corporation; and

(iii) the amount that would be required to redeem all issued and outstanding First and Second Preferred Shares

and save with the unanimous consent of the holders of the First Preferred Shares, unless the Corporation has in that calendar year paid to the holders of the First Preferred Shares the maximum dividends permitted to be paid to the holders of the First Preferred Shares in that calendar year and, save with the unanimous consent of the holders of the Second Preferred Shares, unless the Corporation has in that calendar year paid to the holders of the Second Preferred Shares the maximum dividends permitted to be paid to the holders of the Second Preferred Shares in that calendar year.

(c) On a liquidation, dissolution or winding-up of the Corporation, the assets available for distribution to the shareholders shall (after distribution to the holders of the First Preferred Shares and Second Preferred Shares in accordance with sub-paragraphs 5(g) and 6(g)) be distributed by distribution to the holders of the Common Shares first in payment of any dividends declared and unpaid (and where there are insufficient remaining assets to allow full payment of unpaid dividends the holders of the Common Shares shall share in proportion to their respective entitlements to unpaid dividends) and second by distribution of what then remains amongst the holders of the Common Shares in proportion to the numbers of Common Shares held by them.

5. The Corporation is also authorized to issue an unlimited number of Class "E", Class "F" and Class "G", non-voting redeemable retractable preferred Shares (collectively referred to herein as the "First Preferred Shares") without nominal or par value with the following rights and restrictions:

(a) (i) The holders of each of the outstanding First Preferred Shares shall be entitled, out of any or all profits or surplus available for dividends, to discretionary non-cumulative dividends at a rate to be determined by the Board of Directors, such rate not to exceed Ten (10%) per cent of the redemption amount of such shares.

(ii) The holders of the First Preferred Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore specified.

(iii) Dividends may be paid on one class of First Preferred Shares to the exclusion of any other class of First Preferred Shares or any other class of shares in the Corporation.

(iv) No dividend may be paid on any class of First Preferred Shares unless immediately after the payment of such dividend the net realizable value of the assets of the Corporation exceeds the sum of the amount of:

(1) the total stated capital of all shares of all classes;

(2) the liabilities of the Corporation; and

(3) the amount that would be required to redeem all issued and outstanding redeemable or retractable shares in the Corporation.

(b) (i) Where permitted by law, but subject to the terms of any unanimous shareholder agreement between the shareholders of the Corporation, the Corporation may, at its option, redeem any or all First Preferred Shares of any or all classes, by paying to the holder thereof an amount equal to the sum of the redemption amount for each share so redeemed plus the amount of any dividends declared thereon but unpaid.

(ii) Where permitted by law, but subject to the terms of any unanimous shareholder agreement between the shareholders of the Corporation, a holder of First Preferred Shares may, upon demand, retract any or all of that holders' First Preferred Shares, of any or all classes, whereupon the Corporation shall so redeem by paying to such holder an amount equal to the sum of the redemption amount for each share so retracted plus the amount of any dividends declared thereon but unpaid.

(c) (i) In exercising its option to redeem First Preferred Shares from time to time, the Corporation shall (subject to any unanimous shareholder agreement between the shareholders of the Corporation) have an absolute and unfettered discretion in determining which of the First Preferred Shares are to be redeemed and for greater certainty may redeem all or any of the First Preferred Shares of one class without redeeming all or any of the First Preferred Shares of any other class at the same time or at all and may redeem any one or more of the First Preferred Shares of one or more shareholders without redeeming all or any of the First Preferred Shares held by any other shareholder at the same time or at all.

(ii) A holder of First Preferred Shares may (subject to any unanimous shareholder agreement between the shareholders of the Corporation) retract any of the First Preferred Shares held by him from time to time and for greater certainty may

retract all or any of the First Preferred Shares held by him of one class without retracting all or any of the First Preferred Shares held by him of any other class at the same time or at all and may retract all or any of the First Preferred Shares held by him without retracting all or any of the other First Preferred Shares held by any him at the same time or at all.

(d) If the Corporation gives notice of its desire to redeem any First Preferred Shares then, unless the holder thereof and the Corporation have agreed to payment by other means, an amount sufficient, in Canadian funds, to redeem the shares shall be deposited with any trust company, solicitor, or chartered bank in Canada specified in the notice of the redemption on or before the date fixed for redemption and dividends on the shares to be redeemed shall cease after the date so fixed for redemption and the holder thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of the certificates for such shares, to receive payment therefor out of the monies so deposited by cheque, cash or bank draft. In such event, redemption shall be deemed effective on the date so fixed for redemption, whether or not the share certificates are tendered aforesaid but in the event that the holder and the Corporation have agreed to payment by means other than deposit and payment as aforesaid the redemption shall be deemed effective upon payment in the manner so agreed.

(e) Where First Preferred Shares are to be retracted upon demand of the holder thereof, payment therefor shall be by cash, cheque or bank draft (or by such other means as the holder and the Corporation may have agreed) and shall be paid to the holder within sixty (60) days (or such greater time as the holder may specify) after the holder has both notified the Corporation at its registered office of the holder's desire to retract the same (together with an address for payment) and has provided the Corporation with the share certificates for the shares which are the subject of the retraction. In such event, retraction shall be deemed effective only upon such payment and all dividends declared on the First Preferred Shares at any time prior to such payment shall accrue to the benefit of, and shall be paid to, the holder.

(f) When a share certificate represents more shares than are being redeemed or retracted, the Corporation shall on redemption or retraction cancel that share certificate and shall issue to the holder a share certificate for such lesser amount of shares that are issued and have not been redeemed or retracted.

(g) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the First Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation amongst the holders of any of the Common Shares or of any of the other classes of common shares, but pari passu with the holders of the First Preferred Shares and the Second Preferred Shares and any other issued and outstanding redeemable or retractable shares (collectively the "Redeemable Shares") an amount equal to the full redemption amount and any dividends accumulated or declared on the Redeemable Shares and unpaid, but no more and where there are insufficient remaining assets to allow full payment, the holders of the Redeemable Shares shall share in the distribution of what remains, pari passu with one another in proportion to their respective entitlements, first as to declared and unpaid dividends and second as to their respective redemption amounts.

(h) The First Preferred Shares have been created for the purpose of issuing the same in total or partial consideration for property other than money or for issued shares of the Corporation of a different class (the "Property Consideration"). Where First Preferred Shares of a particular class are issued to more than one person:

(i) the Property Consideration provided by each of them must, in the opinion of the Directors, be identical in all respects save only as to quantity; and

(ii) the First Preferred Shares of a particular class may be issued on different dates provided that, in the opinion of the Directors, the fair market value of the Property Consideration has not varied from the first such date to any other.

(i) The redemption amount for all First Preferred Shares of a particular class shall be identical but the redemption amount of one class of First Preferred Share may differ from the redemption amount of any other class of First Preferred Shares.

(j) The redemption amount for a First Preferred Share of a particular class shall be calculated and adjusted in accordance with the following formula:

(i) the term "Transferors" as used herein means, for each particular class of First Preferred Shares, the persons who have exchanged Property Consideration for First Preferred Shares of that class whether or not additional consideration is provided by the Corporation.

(ii) subject to sub-paragraph (v), the redemption amount for each First Preferred Share of a particular class shall be the amount that is obtained by dividing the Gross Redemption Amount (as hereinafter defined) for that class by the total number of First Preferred Shares of that class issued to the Transferors in consideration for the Property Consideration.

(iii) the term "Gross Redemption Amount" means, for each class of First Preferred Shares, the total fair market value of all Property Consideration (calculated as at the first date that the First Preferred Shares of that class are issued) given to the Corporation by the Transferors less the fair market value of any non-share consideration given by the Corporation in partial consideration therefor.

(iv) for the purpose of calculating the Gross Redemption Amount, the said fair market values shall, unless the Corporation and the Transferors have otherwise agreed, be determined by the Directors of the Corporation on or prior to the issuance of the First Preferred Shares to the Transferors, provided however that, without limitation to subparagraph (v) below, such determination may be subsequently varied in accordance with any agreement unanimously entered into between the Corporation and the Transferors.

(v) the Gross Redemption Amount for such class so calculated shall remain fixed unless, at any time after issuance of the First Preferred Shares for that class, any governmental authority in Canada (including, without limitation, the Canada Customs and Revenue Agency) or any Court of competent jurisdiction shall allege in any demand, notice or proceedings, or in the event that for any other reason it is demonstrated to the satisfaction of the Corporation's Board of Directors, that the said fair market values are anything different from the fair market values as determined by the Directors as aforesaid, in which case the Gross Redemption Amount shall, at the instance of the Corporation, be recalculated so as to accord with the fair market values as subsequently determined by agreement between the Transferors for that class and the Corporation (or failing such agreement, then as determined by arbitration in accordance with the Arbitration Act of Alberta).

(vi) in the event that the Gross Redemption Amount for the First Preferred Shares of any particular class have been recalculated in accordance with the preceding sub-paragraph (j)(v) after any such First Preferred Shares have been redeemed, then:

(1) for the purposes of this sub-paragraph, "Price Paid" means the amount that was paid by the Corporation for a particular First Preferred Share of that class on its redemption (excluding any portion attributable to unpaid dividends) and "New Price" means the redemption price for a Preferred Share of the same class as recalculated under sub-paragraph (j)(v) above.

(2) If the Price Paid is greater than the New Price, then the person who was holder of the First Preferred Share at the time of its redemption shall, for each such First Preferred Share redeemed, be obliged to repay to the Corporation, upon demand, the difference between the Price Paid and the New Price.

(3) If the Price Paid is less than the New Price, then the Corporation shall, upon demand of the person who was holder of the First Preferred Share at the time of its redemption, pay to such holder for each such First Preferred Share redeemed, the difference between the Price Paid and the New Price.

(k) A First Preferred Share, once redeemed, may not be reissued.

6. The Corporation is also authorized to issue an unlimited number of Class "H" and Class "I", non-voting redeemable retractable preferred Shares (collectively referred to herein as the "Second Preferred Shares") without nominal or par value with the following rights and restrictions:

(a) (i) The holders of each of the outstanding Second Preferred Shares shall be entitled, out of any or all profits or surplus available for dividends, to discretionary non-cumulative dividends at a rate to be determined by the Board of Directors, such rate not to exceed Ten (10%) per cent of the redemption amount of such shares.

(ii) The holders of the Second Preferred Shares shall not be entitled to any dividends other than or in excess of the dividends hereinbefore specified.

(iii) Dividends may be paid on one class of Second Preferred Shares to the exclusion of any other class of Second Preferred Shares or any other class of shares in the Corporation.

(iv) No dividend may be paid on any class of Second Preferred Shares unless immediately after the payment of such dividend the net realizable value of the assets of the Corporation exceeds the sum of the amount of:

(1) the total stated capital of all shares of all classes;

(2) the liabilities of the Corporation; and

(3) the amount that would be required to redeem all issued and outstanding redeemable or retractable shares in the Corporation.

(b) (i) Where permitted by law, but subject to the terms of any unanimous shareholder agreement between the shareholders of the Corporation, the Corporation may, at its option, redeem any or all Second Preferred Shares of any or all classes, by paying to the holder thereof an amount equal to the sum of the redemption amount for each share so redeemed plus the amount of any dividends declared thereon but unpaid.

(ii) Where permitted by law, but subject to the terms of any unanimous shareholder agreement between the shareholders of the Corporation, a holder of Second Preferred Shares may, upon demand, retract any or all of that holders Second Preferred Shares, of any or all classes, whereupon the Corporation shall so redeem by paying to such holder an amount equal to the sum of the redemption amount for each share so retracted plus the amount of any dividends declared thereon but unpaid.

(c) (i) In exercising its option to redeem Second Preferred Shares from time to time, the Corporation shall (subject to any unanimous shareholder agreement between the shareholders of the Corporation) have an absolute and unfettered discretion in determining which of the Second Preferred Shares are to be redeemed and for greater certainty may redeem all or any of the Second Preferred Shares of one class without redeeming all or any of the Second Preferred Shares of any other class at the same time or at all and may redeem any one or more of the Second Preferred Shares of one or more shareholders without redeeming all or any of the Second Preferred Shares held by any other shareholder at the same time or at all.

(ii) A holder of Second Preferred Shares may (subject to any unanimous shareholder agreement between the shareholders of the Corporation) retract any of the Second Preferred Shares held by him from time to time and for greater certainty may retract all or any of the Second Preferred Shares held by him of one class without retracting all or any of the Second Preferred Shares held by him of any other class at the same time or at all and may retract all or any of the Second Preferred Shares held by him without retracting all or any of the other Second Preferred Shares held by any him at the same time or at all.

(d) If the Corporation gives notice of its desire to redeem any Second Preferred Shares then, unless the holder thereof and the Corporation have agreed to payment by other means, an amount sufficient, in Canadian funds, to redeem the shares shall be deposited with any trust company, solicitor, or chartered bank in Canada specified in the notice of the redemption on or before the date fixed for redemption and dividends on the shares to be redeemed shall cease after the date so fixed for redemption and the holder thereof shall thereafter have no rights against the Corporation in respect thereof except, upon the surrender of the certificates for such shares, to receive payment therefor out of the monies so deposited by cheque, cash or bank draft. In such event, redemption shall be deemed effective on the date so fixed for redemption, whether or not the share certificates are tendered aforesaid but in the event that the holder and the Corporation have agreed to payment by means other than deposit and payment as aforesaid the redemption shall be deemed effective upon payment in the manner so agreed.

(e) Where Second Preferred Shares are to be retracted upon demand of the holder thereof, payment therefor shall be by cash, cheque or bank draft (or by such other means as the holder and the Corporation may have agreed) and shall be paid to the holder within sixty (60) days (or such greater time as the holder may specify) after the holder has both notified the Corporation at its registered office of the holder's desire to retract the same (together with an address for payment) and has provided the Corporation with the share certificates for the shares which are the subject of the retraction. In such event, retraction shall be deemed effective only upon such payment and all dividends declared on the Second Preferred Shares at any time prior to such payment shall accrue to the benefit of, and shall be paid to, the holder.

(f) When a share certificate represents more shares than are being redeemed or retracted, the Corporation shall on redemption or retraction cancel that share certificate and shall issue

to the holder a share certificate for such lesser amount of shares that are issued and have not been redeemed or retracted.

(g) In the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, the holders of the Second Preferred Shares shall be entitled to receive, before any distribution of any part of the assets of the Corporation amongst the holders of any of the Common Shares or of any of the other classes of common shares, but pari passu with the holders of the Second Preferred Shares and the First Preferred Shares and any other issued and outstanding redeemable or retractable shares (collectively the "Redeemable Shares") an amount equal to the full redemption amount and any dividends accumulated or declared on the Redeemable Shares and unpaid, but no more and where there are insufficient remaining assets to allow full payment, the holders of the Redeemable Shares shall share in the distribution of what remains, pari passu with one another in proportion to their respective entitlements, first as to declared and unpaid dividends and second as to their respective redemption amounts.

(h) The redemption amount for each Second Preferred Share is One Hundred ($100.00) Dollars.

(i) A Second Preferred Share, once redeemed, may not be reissued.

SCHEDULE "H"
BY-LAWS OF THE CORPORATION

BY-LAW NO. 1

DEFINITIONS

1. In these By-laws:

(a) "Corporation" means the above mentioned corporation;

(b) "Directors" means the Board of Directors of the Corporation from time to time;

(c) "present" means, in reference to any shareholder's meeting, present in person or by proxy or by other instrument of authority;

(d) "shareholder" where used in connection with any reference to a meeting of shareholders means a shareholder entitled to vote at that meeting.

OFFICES

2. The registered office of the Corporation shall be Suite 3200, Manulife Place, 10180 - 101 Street, Edmonton, Alberta or such other place as the Directors may from time to time resolve.

3. The records office of the Corporation shall be Suite 3200, Manulife Place, 10180 - 101 Street, Edmonton, Alberta or such other place as the Directors may from time to time resolve.

4. The Corporation may have such other offices, either within and without the Province of Alberta, as the Directors may from time to time designate or as the business of the Corporation may require.

SHARE CERTIFICATES

5. Subject to the provisions of the Business Corporations Act, share certificates shall be in such form as the Directors approve by Resolution.

SHAREHOLDERS MEETINGS

6. At any meeting of the shareholders of the Corporation, one or more of the shareholders entitled to be present holding more than five (5%) per cent of the issued voting shares in the Corporation shall constitute a quorum. If within half an hour from the time appointed for holding a meeting a quorum is not present, the meeting shall stand adjourned to the same date in the next week, at the same time and place. If at such adjourned meeting a quorum is not present within fifteen (15) minutes from the appointed time for holding the meeting, the shareholders present shall be a quorum. A quorum is not necessary to choose a Chairman or to adjourn.

7. The Chairman, with the consent of any meeting at which a quorum is present may, and if directed by any such meeting shall in such manner as the meeting directs, adjourn the meeting from time to time and from place to place. Whenever a meeting is adjourned for ten (10) days or more, notice of the adjourned meeting shall be given in the same manner as of the original meeting. Save as aforesaid, the shareholders shall not be entitled to any notice of an adjournment, or of the business to be transacted at an adjourned meeting except business which might not lawfully have been transacted at the meeting from which the adjournment took place.

8. At any meeting of shareholders, each question submitted to the meeting shall be decided in the first instance by a show of hands, subject to a properly authorized poll.

9. On a show of hands, every shareholder who is present shall have only one vote.

10. At any meeting of shareholders, unless a poll is properly demanded, a declaration by the Chairman that a resolution has, or has not, been carried, or carried by a particular majority, is final, and an entry to that effect in the minutes of the Corporation shall be conclusive evidence of the fact without proof of the number or proportion of the votes for or against the resolution.

11. A poll may be demanded by any shareholder present who is entitled to be present.

12. A poll on the election of a Chairman, or on a proposed adjournment, shall be held at once; but any other poll shall be taken at the time and in the manner directed by the Chairman, and the result thereof shall be deemed the resolution of the meeting at which the poll was demanded. The Chairman may appoint one or more scrutineers to conduct such poll.

13. A demand for a poll shall not prevent the continuance of any business other than the question on which the poll was demanded in person or by proxy.

14. Where two or more persons are registered as owners of the same shares, either or any of them may vote for all the shares. If two or more such persons tender votes (on a poll or show of hands) only the vote of the shareholder whose name is first listed in the share register in respect of those shares shall be counted.

DIRECTORS MEETINGS

15. Subject always to the provisions of the Business Corporations Act and the Corporation's articles, the Directors may meet together for the dispatch of business, adjourn and otherwise regulate their meetings and proceedings as they think fit, and may determine the quorum necessary for the transaction of business.

16. Until otherwise determined or unless there be only one Director in office, a majority of the Directors shall be a quorum.

17. A meeting of the Directors for the time being at which a quorum is present shall be competent to exercise all or any of the powers and discretions for the time being vested in or exercisable by the Directors generally.

18. A Director may at any time, and the Secretary shall upon the request of a Director, summon a meeting of the Directors by notice, served upon the several members of the Board. Unless otherwise determined by the Directors, meetings shall be held in Alberta, upon at least three (3) clear days' notice (calculated inclusive of Saturdays, Sundays and holidays), but a Director may waive notice.

DIRECTORS' & OFFICERS' REMUNERATION

19. The remuneration of the officers and employees of the Corporation, other than the Directors, shall be fixed by the Directors.

20. Each Director shall be entitled to be remunerated from the Corporation's funds for his services, at a rate to be set from time to time by the shareholders.

21. Notwithstanding the foregoing, each Director shall be entitled to be remunerated from the Corporation's funds for extra or special services to, or travel or residence elsewhere for, the Corporation in amounts to be fixed from time to time by the Directors.

OFFICERS

22. The Officers of the Corporation shall be chosen by the shareholders or the Directors and shall include a president, a secretary and a chief financial officer. The shareholders or the Directors may also choose vice presidents and one or more assistant secretaries and assistant chief financial officers. Any number of offices may be held by the same person, unless the articles of incorporation or the bylaws otherwise provide.

23. The shareholders or the Directors may appoint such other officers and agents as they shall deem necessary who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Directors.

24. The salaries of all officers and agents of the Corporation shall be fixed from time to time by the Directors. No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the Corporation.

25. The officers of the Corporation shall hold office until their successors are chosen and qualified. Any Officers elected or appointed by the shareholders or the Directors may be removed at any time by the Chairman of the Board or the affirmative vote of a majority of the Directors.

The Chairman of the Board

26. The Chairman of the Board shall be the Chief Executive Officer and shall have general and active supervision and direction over the management of the Corporation's business and over the President and Chief Operating Officer and all of the Corporation's other officers, agents and employees. The Chairman of the Board shall, if present, preside at each meeting of the shareholders and of the Board and shall be an ex officio member of all committees of the Board. The Chairman of the Board shall perform all duties incident to the office of Chairman of the Board and such other duties as may from time to time be assigned to him by the Directors or shareholders.

27. The Chairman of the Board shall execute bonds, mortgages and other contracts requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except where the signing and execution thereof shall be expressly delegated by the Directors or shareholders to some other officer or agent of the Corporation.

The President

28. The President, in consultation with and subject to the direction of the Chairman of the Board, shall have general and active management of the business of the Corporation and shall see that all orders and resolutions of the Directors or shareholders are carried into effect.

The Vice Presidents

29. In the absence of the President or in the event of his inability or refusal to act, the vice president, if any (or in the event there be more than one vice president, the vice presidents in the order designed by the Directors, or in the absence of any designation, then in the order of their election), shall perform the duties of the President and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. The vice presidents shall perform such other duties and have such other powers as the Directors or shareholders may from time to time prescribe.

The Secretary and Assistant Secretary

30. The secretary shall attend all meetings of the Directors and all meetings of the shareholders and record all the proceedings of the meetings of the Corporation and of the Directors in a book to be kept for that purpose and shall perform like duties for the standing committees when required. He shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the

Directors, and shall perform such other duties as may be prescribed by the Directors or the president, under whose supervision he shall be. He shall have custody of the corporate seal of the Corporation and he, or any assistant secretary, shall have authority to affix the same to any instrument requiring it and when affixed, it may be attested by his signature or by the signature of such assistant secretary. The Directors may give general authority to any other officer to affix the seal of the Corporation and to attest the affixing by his signature.

31. The assistant secretary, of if there be more than one, the assistant secretaries in the order determined by the Directors or shareholders (or if there be no such determination, then in the order of their election) shall, in the absence of the secretary or in the event of his inability or refusal to act, perform the duties and exercise the powers of the secretary and shall perform such other duties and have such other powers as the Directors or shareholders may from time to time prescribe.

The Chief Financial Officer and Assistant Chief Financial Officer

32. The chief financial officer shall have the custody of the corporate funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Directors or shareholders.

33. He shall disburse the funds of the Corporation as may be ordered by the Directors or shareholders, taking proper vouchers for such disbursements, and shall render to the president and the Directors or shareholders, at its regular meetings, or when the Directors or shareholders so require, an account of all his transactions as chief financial officer and of the financial condition of the Corporation.

34. If required by the Directors or stockholders, the chief financial officer shall give the Corporation a bond (which shall be renewed every six years) in such sum and with such surety or sureties as shall be satisfactory to the Directors for the faithful performance of the duties of his office and for the restoration to the Corporation, in case of his death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in his possession or under his control belonging to the Corporation.

35. The assistant chief financial officer, or if there shall be more than one, the assistant chief financial officers, in the order determined by the Directors or shareholders (or if there be no such determination, then in the order of their election) shall, in the absence of the chief financial officer or in the event of his inability or refusal to act, perform the duties and exercise the powers of the chief financial officer and shall perform such other duties and have such other powers as the Directors or shareholders my from time to time prescribe.

ENFORCEMENT OF LIENS ON SHARES

36. For the purpose of enforcing any lien which the Corporation may have on shares issued by it the Directors may sell the shares subject to the lien in such manner as they think fit, but no sale shall be made until the time for the debt, liability or engagement to be paid, discharged or fulfilled has arrived and until a demand and notice in writing, stating the amount due, and demanding payment and giving notice of intention to sell in default, has thereafter been served on such registered shareholder or the person, if any, entitled in consequence of the death or bankruptcy of the shareholder to the share, and default in payment shall have been made or continued for fourteen (14) days after such notice.

37. The net proceeds of any sale pursuant to Paragraph 37 shall be applied in or towards satisfaction of the amount due under such debt, liability or engagement and the residue (if any) of the proceeds shall be paid to such registered shareholder, or to the person, if any, entitled to the shares in consequence of the death or bankruptcy of such registered shareholder.

38. Upon such sale the Directors may enter the purchaser's name in the register as the holder of the shares, and the purchaser shall not be bound to see to the regularity or validity of, or be affected by,

any irregularity or invalidity in, the proceeding or the application of the purchase money. After the purchaser's name has been entered in the register, the validity of the sale may not be impeached by any person, and the remedy of any person aggrieved by the same shall be in damages only and against the Corporation exclusively.

MEETINGS BY TELEPHONE

39. A Director may participate in a meeting of Directors or of a committee of Directors by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

40. A shareholder or any other person entitled to attend a meeting of shareholders may participate in the meeting by means of telephone or other communication facilities that permit all persons participating in the meeting to hear each other.

RULES OF ORDER

41. The chair of any meeting of Members or of any committee shall conduct the meeting in such manner as he or she, acting reasonably, deems most appropriate for the fair and efficient conduct of the meeting and for the fair and open discussion on any matters before it, without obligation to strictly follow any particular Rules of Order. The chair of the meeting may make such determinations and decisions concerning the conduct of the meeting, including adjournment, or the expulsion of any person or persons who disrupt or threaten to disrupt the meeting, as the chair, acting reasonably, deems most appropriate to preserve good order. Notwithstanding the foregoing, on one and only one occasion during the course of a particular meeting, any voting member of such meeting may, without invitation from the chair, stand and move to replace the chair on the grounds that the chair has failed to behave fairly and reasonably in the conduct of such meeting. In such event the chair must call for a seconder to such motion and if such motion is seconded must call for discussion on such motion and call for a vote. The chair shall be so replaced if such resolution is carried upon ordinary resolution to that effect.

AMENDMENTS

42. The Directors do not have the power to amend these bylaws except to pass additional bylaws not inconsistent with the terms hereof.

BIOMS MEDICAL CORP.

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

NOTICE is hereby given that the Annual General Meeting of the Members of BioMS Medical Corp. (the "Company"), will be held at the Mayfield Inn & Suites, 16615 – 109 Avenue, Edmonton, Alberta, on Wednesday the 19th day of June, 2002, at the hour of 7:00 p.m. (Edmonton time) for the following purposes:

1. To receive and consider the Report of the Directors and to receive and consider the Audited Financial Statements for the period ending December 31, 2001 together with Auditor's Report thereon.

2. To fix the number of Directors for the ensuing year at five (5).

3. To elect Directors for the ensuing year.

4. To appoint Auditors for the ensuing year and to authorize the Directors to fix the remuneration to be paid to the Auditors.

5. To approve the Company's stock option plan as more particularly described under the heading "Particulars of Other Matters to Be Acted Upon" in the accompanying Information Circular.

6. To ratify, confirm and approve the granting of incentive stock options to insiders of the Company, and the issuance of shares upon exercise of such incentive stock options, as more particularly described under the heading "Particulars of Other Matters to be Acted Upon", in the accompanying Information Circular.

7. To approve a special resolution to amend the Company's articles to authorize the directors of the Company to, from time to time and at any time between the annual general meetings, appoint additional directors in a number not to exceed 1/3 of the number of directors holding office upon the termination of the last annual general meeting of the Company, as more particularly set out under the heading "Particulars of Other Matters to be Acted Upon", in the accompanying Information Circular. The full text of the special resolution is further set forth therein.

8. To transact such other business as may properly be transacted at such meeting or at any adjournment thereof.

If you are unable to attend the Annual General Meeting in person, please read the Notes accompanying the Instrument of Proxy enclosed herewith and then complete and return the proxy within the time set out in the Notes. As set out in the Notes, the enclosed Proxy is solicited by Management, but, you may amend it, if you so desire, by striking out the names listed therein and inserting in the space provided, the name of the person you wish to represent you at the Meeting.

DATED at Edmonton, Alberta, this 17th day of May, 2002.

BY ORDER OF THE BOARD
BIOMS MEDICAL CORP.

"Kevin Giese"

Kevin Giese, President and a
Director of the Company

BIOMS Medical Corp.
6030 88th Street
Edmonton, Alberta
T6E 6G4
Telephone: (780) 413-7152
Facsimile: (780) 466-6791

INFORMATION CIRCULAR
(containing information as at May 17, 2002)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the Management of BIOMS Medical Corp. (the "Company"), for use at the Annual General Meeting (the "Meeting"), of the Members of the Company, to be held on the 19th day of June, 2002 at the time and place and for the purposes set forth in the accompanying Notice of Meeting and at any adjournment thereof. The solicitation will be primarily by mail, however, proxies may be solicited personally or by telephone by the regular officers and employees of the Company. The cost of solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of Proxy are Directors and/or Officers of the Company. A **MEMBER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A MEMBER) TO ATTEND AND ACT FOR HIM ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY. TO EXERCISE THIS RIGHT, A MEMBER SHALL STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF HIS NOMINEE IN THE BLANK SPACE PROVIDED, OR COMPLETE ANOTHER INSTRUMENT OF PROXY. A PROXY WILL NOT BE VALID UNLESS IT IS DEPOSITED WITH THE COMPANY'S REGISTRAR AND TRANSFER AGENT, PACIFIC CORPORATE TRUST COMPANY, 10TH FLOOR, 625 HOWE STREET, VANCOUVER, BRITISH COLUMBIA, V6C 3B8, NOT LESS THAN 48 HOURS (EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS) BEFORE THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.**

The Instrument of Proxy must be signed by the Member or by his attorney in writing, or, if the Member is a corporation, it must either be under its common seal or signed by a duly authorized officer.

A Member who has given a proxy may revoke it at any time before it is exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Member or by his attorney authorized in writing, or, if the Member is a corporation, it must either be under its common seal, or signed by a duly authorized officer and deposited at the Company's registered and records office, Suite 1600, 609 Granville Street, P.O. Box 10068 Pacific Centre, Vancouver, British Columbia, V7Y 1C3, or with the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment of it, at which the proxy is to be used, or to the Chairman of the Meeting on the day of the Meeting or any adjournment of it. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation. .

VOTING OF SHARES AND EXERCISE OF DISCRETION OF PROXIES

On any poll, the persons named in the enclosed Instrument of Proxy will vote the shares in respect of which they are appointed. Where directions are given by the Member in respect of voting for or against any resolution, the proxyholder will do so in accordance with such direction.

IN THE ABSENCE OF ANY INSTRUCTION IN THE PROXY, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED UNDER THE HEADINGS IN THIS INFORMATION CIRCULAR. The Instrument of Proxy enclosed, when properly signed, confers discretionary authority with respect to

amendments or variations to the matters which may properly be brought before the Meeting. At the time of printing this Information Circular, the Management of the Company is not aware that any such amendments, variations or other matters are to be presented for action at the Meeting. However, if any other matters which are not now known to the Management should properly come before the Meeting, the Proxies hereby solicited will be exercised on such matters in accordance with the best judgment of the nominee.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an "Ordinary Resolution") unless the motion requires a Special Resolution, in which case a majority of not less than 66 2/3% of the votes cast will be required. In the event a motion proposed at the Meeting requires disinterested Member approval, common shares held by Members of the Company who are also "insiders", as such term is defined under applicable securities laws, will be excluded from the count of votes cast on such motion.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of unlimited number of Class A, B, C, & D common shares; and (ii) an unlimited number of Class E, F, G, H and I Preference Shares having attached thereto the special rights and restrictions as set forth in the Articles of the Company. On May 14, 2002, 47,897,919 Class A common shares were issued and outstanding, each share carrying the right to one vote. No Preference Shares were issued and outstanding. Except as otherwise permitted by law, only those Members of record at the close of business on May 14, 2002, who either personally attend the Meeting or who have completed and delivered an Instrument of Proxy in the manner and subject to the provisions described above shall be entitled to vote or to have their common shares voted at the Meeting.

Each Member is entitled to one vote for each common share registered in his name on the list of Members, which is available for inspection in accordance with the provisions of the Business Corporations Act (Alberta).

To the knowledge of the Directors and Senior Officers of the Company, only the following beneficially own, directly or indirectly, or exercise control or direction over, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company:

Name of Member	Number of Shares	Percentage of Issued and Outstanding
The University of Alberta	18,123,225	37.8%

The above information was supplied by the Registrar and Transfer Agent and Management for the Company.

FINANCIAL STATEMENTS

The audited financial statements of the Company for the period ended December 31, 2001 (the "Financial Statements"), together with the Auditor's Report thereon, will be presented to Members at the Meeting. The Financial Statements, together with the Auditor's Report thereon and the Director's Report to Members, are being mailed to Members of record with this Information Circular. Copies of the Financial Statements, together with the Directors' Report to Members, Notice of Meeting, Information Circular and Proxy will be available from the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8, or the Company's Registered Office, Suite 1600, 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

ELECTION OF DIRECTORS

The persons named in the enclosed Instrument of Proxy intend to vote in favour of fixing the number of Directors at five (5). Although Management is nominating five (5) individuals to stand for election, the names of further nominees for Directors may come from the floor at the Meeting.

Each Director of the Company is elected annually and holds office until the next Annual General Meeting of Members or until his successor is duly elected, if his office is earlier vacated, in accordance with the Articles of the Company.

In the absence of instructions to the contrary, the shares represented by Proxy will be voted for the nominees herein listed. Management does not contemplate that any of the nominees will be unable to serve as a Director.

INFORMATION CONCERNING NOMINEES SUBMITTED BY MANAGEMENT

The following table sets out the names of the persons proposed to be nominated by Management for election as a director, the country in which he is ordinarily resident, the positions and offices which each presently holds with the Company, the period of time for which he has been a director of the Company, the respective principal occupations or employment during the past five years if such nominee is not presently an elected Director and the number of shares of the Company which each beneficially owns, directly or indirectly, or over which control or direction is exercised as of the date of this Information Circular. The three nominees are all currently directors of the Company.

Name, Country of Ordinary Residence and Other Positions Held with the Company	Position with Corporation	Principal Occupation and, IF NOT at Present an Elected Director, Occupation During the Past Five Years[1]	Date First Became a Director	No. of Shares Beneficially Owned, Directly or Indirectly[2]
Clifford D. Giese [3] Canada	Chairman of the Board, Chief Financial Officer and Director	Chairman and Chief Financial Officer of the Company; President of Rycor Holdings Ltd.	1999	1,651,671
Kevin A. Giese Canada	President, Chief Executive Officer and Director	President and Chief Executive Officer of the Company; President of Queensbury Ventures Inc.	1999	946,583
Laine M. Woollard [3] Canada	Director	Legal Counsel, Technology Commercialization, University of Alberta	2001	Nil
Dr. Kjell Stenberg [3] Sweden	Director	Chief Executive Officer Combio A/S, a drug discovery company; from 1975 to 2000 held senior research and management positions with AstraZeneca PLC.	2002	Nil
John Wetherell United States	Not yet elected	Partner in the law firm of Pillsbury Winthorp LLC	Not yet elected	65,000

(1) *The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.*

(2) *The information as to shares beneficially owned or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.*

(3) *Denotes Member of Audit Committee*

All of the proposed nominees are ordinarily resident in Canada. The Company does not currently have an Executive Committee of its Board of Directors.

EXECUTIVE COMPENSATION

Small Business Issuer

In accordance with the provisions of applicable securities legislation, the Company had one "Named Executive Officer" during the financial year ended December 31, 2001, namely Kevin A. Giese, President and Chief Executive Officer of the Company.

Definitions

For the purpose of this Information Circular:

"CEO" of the Company means an individual who served as Chief Executive Officer of the Company or acted in a similar capacity during the most recently completed financial year;

"equity security" means securities of the Company that carry a residual right to participate in earnings of the Company and, upon liquidation or winding up of the Company, its assets;

"executive officer" of the Company for the financial year, means an individual who at any time during the year was,

(a) the chair of the Company, if that individual performed the functions of the office on a full-time basis,

(b) a vice-chair of the Company, if that individual performed the functions of the office on a full-time basis,

(c) the president of the Company,

(d) a vice-president of the Company in charge of a principal business unit, division or function such as sales, finance or production, or

(e) an officer of the Company or any of its subsidiaries or any other person who performed a policy-making function in respect of the Company;

"Named Executive Officers" means,

(a) each CEO, despite the amount of compensation of that individual;

(b) each of the Company's four most highly compensated executive officers, other than the CEO, who were serving as executive officers at the end of the most recently completed financial year, provided that disclosure is not required under Form 41 for an executive officer whose total salary and bonus, as determined does not exceed $100,000; and

(c) any additional individual for whom disclosure would have been provided under (b) above, but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

"Long Term Incentive Plan Awards" ("LTIP's") means any plan providing compensation intended to serve as an incentive for performance to occur over a period longer than one financial year whether the performance is measured by reference to financial performance of the Company or an affiliate, or the price of the Company's shares or any other measure but does not include option or stock appreciation rights plans or plans for compensation through restricted shares or units. The Company has not granted any LTIP's during the financial year ended December 31, 2001.

"Stock Appreciation Right" ("SAR") means a right, granted by an issuer to any of its subsidiaries as compensation for services rendered or otherwise in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of the Company's shares. No SAR's were granted to or exercised by the Named Executive Officer or directors during the financial year ended December 31, 2001.

COMPENSATION OF NAMED EXECUTIVE OFFICERS

SUMMARY COMPENSATION TABLE

Name And Principal Position (a)	Year (b)	Annual Compensation			Long Term Compensation			All Other Compen-sation ($) (i)
					Awards		Payouts	
		Salary ($) (c)	Bonus ($) (d)	Other Annual Compen-sation ($) (e)	Securities Under Options/SAR's Granted[(1)(2)] (#) (f)	Restricted Shares or Restricted Share Units ($) (g)	LTIP Payouts ($) (h)	
Kevin A. Giese, President/CEO	2001	$113,333	Nil	Nil	292,500	Nil	Nil	Nil
	2000	Nil	Nil	Nil	Nil	Nil	Nil	Nil
	1999	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) *Figures represent options granted during a particular year; see "Aggregate Option" table for the aggregate number of options outstanding at year end.*

(2) *Incentive stock options granted to the Named Executive Officer of which 72,500 options are exercisable at $0.20 per share and 220,000 options are exercisable at $2.50 per share.*

Other than as disclosed above, there were no Named Executive Officers serving as executive officers at the end of the most recently completed financial year or executive officers who served during the financial year whose salaries exceeded $100,000 per year.

OPTIONS/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

Name (a)	Securities Under Options/[(1)] SAR's Granted (#) (b)	% of Total Options/ SAR's Granted to Employees in Financial Year (c)	Exercise or Base Price ($/Security) (d)	Market Value of Securities Underlying Options/ SAR's on the Date of Grant ($/Security) (e)	Expiration Date (f)
Kevin A. Giese	220,000 72,500	38.9% 12.8%	$2.50 $0.20	$6.35 [(2)] n/a [(3)]	July 23, 2006 January 9, 2006

(1) *All of these are stock options. The Company has not granted any SAR's.*

(2) *The price of these options was fixed prior to the date the Company's shares commenced trading on the TSX Venture Exchange (the "Exchange").*

(3) *At the date of grant, there was no market for the common shares of the Company. The exercise price was based on the offering price to the public of the Company's common shares in respect of its initial public offering.*

AGGREGATE OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR END OPTION/SAR VALUES (DECEMBER, 2001).

During the financial year ended December 31, 2001, no incentive stock options granted to the Named Executive Officer of the Company were exercised. The fiscal year end value of unexercised options held by the Named Executive Officer is set forth below.

Name (a)	Securities Acquired on Exercise (#) (b)	Aggregate Value Realized ($) (c)	Unexercised Options/SAR's at FY-End (#) Exercisable/ Unexercisable (d)	Value of Unexercised in-the-Money Options/SAR's at FY-End ($) Exercisable/ Unexercisable (e)
Kevin A. Giese	Nil	Nil	292,502[(1)]/Nil	$839,500[(2)]/Nil

(1) *All of these are stock options. The Company does not have any SAR's outstanding.*

(2) *Value using the closing price of common shares of the Company on the Exchange on December 31, 2001 of $4.80, less the exercise price of in the money stock options.*

EMPLOYMENT CONTRACTS

Kevin Giese is paid the sum of $180,000 per year for acting as President and Chief Executive Officer of the Company. Payments are made to Queensbury Ventures Inc., a private company wholly-owned by Mr. Giese.

COMPENSATION OF DIRECTORS

During the year ended December 31, 2001, the Company had no formal arrangements pursuant to which Directors were compensated by the Company for services in their capacity as Directors other than the granting of stock options. During the fiscal year ended December 31, 2001 the Company granted options to directors as set forth in the table below.

There are no arrangements for compensation with respect to the termination of the Directors in the event of the change of control of the Company.

No pension or retirement benefits plans have been instituted by the Company and none are proposed at this time.

Name of Optionee	Date of Granting	Number of Shares	Exercise Price	Expiry Date
Laine M. Woollard	July 24, 2001	150,000	$2.50	July 23, 2006
Clifford D. Giese	January 10, 2001 July 24, 2001	43,500 220,000	$0.20 $2.50	January 9, 2006 July 23, 2006
Michael Kennedy[(1)]	January 10, 2001 July 24, 2001	43,500 25,000	$0.20 $2.50	January 9, 2006 July 23, 2006
Robert K. O'Toole[(2)]	January 10, 2001	43,500	$0.20	January 9, 2006
Ronald F. Ticknor[(2)]	January 10, 2001	43,500	$0.20	January 9, 2006
Patrick W. Kelly[(2)]	January 10, 2001	43,500	$0.20	January 9, 2006

(1) *Mr. Kennedy resigned as a director subsequent to the year ended December 31, 2001.*

(2) *Messrs. O'Toole, Ticknor and Kelly resigned as directors during the year ended December 31, 2001.*

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Other than indebtedness incurred in the course of their respective duties, none of:

(a) the Directors or Senior Officers of the Company at any time since the beginning of the last financial year of the Company;

(b) the proposed nominees for election as a Director of the Company; or

(c) any associates or affiliates of the foregoing persons;

is or has been indebted to the Company in the last fiscal year.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as otherwise disclosed herein, none of:

(a) Directors or Senior Officers of the Company at any time since the beginning of the last financial year of the Company;

(b) the proposed nominees for election as a Director of the Company; or

(c) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matters to be acted upon at the Meeting.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Effective August 1, 2001, the Company closed the acquisition of all of the issued and outstanding securities of Rycor Technology Investments Corp. ("Rycor"). Kevin A. Giese and Clifford D. Giese were directors and officers of both Rycor and the Company when the Company completed the acquisition of Rycor. Kevin A. Giese was issued 442,833 Class A common shares and warrants to purchase up to 3,750 Class A common shares in exchange for his securities of Rycor. Clifford D. Giese was issued 871,171 Class A common shares directly, 80,500 Class A common shares indirectly and warrants to purchase up to 37,500 Class A common shares indirectly in exchange for his securities of Rycor. In addition, a corporation in which Clifford D. Giese holds a 25% interest was issued 1,522,500 Class A common shares and warrants to purchase up to 522,500 Class A common shares in exchange for its securities of Rycor and a corporation in which Clifford D. Giese holds a 50% interest was issued 7,250 Class A common shares and warrants to purchase up to 3,750 Class A common shares in exchange for its securities of Rycor.

Except as disclosed above, none of:

(a) the Directors or Senior Officers of the Company;

(b) no proposed nominee for election as a Director;

(c) any person holding 10% or more of the Company's voting shares; or

(d) any associate or affiliate of the foregoing persons,

has any material interest, direct or indirect, in any transaction during the past year or any proposed transaction which has materially affected or will materially affect the Company.

REPORT ON EXECUTIVE COMPENSATION

During the year, the Compensation Committee negotiated agreements with Kevin A. Giese and Clifford D. Giese, pursuant to which Kevin A. Giese (through his wholly-owned private company Queensbury Ventures Inc.) is paid the sum of $180,000 per year for acting as President and Chief Executive Officer of the Company and Clifford D. Giese (through his wholly-owned private company Rycor Holdings Ltd.) is paid the sum of $120,000 per year for acting as Chairman of the Board and Chief Financial Officer of the Company. Based on its experience and knowledge of the industry in which the Company operates, the Compensation Committee was of the view that the duties of Mr. Kevin A. Giese and Mr. Clifford D. Giese had increased substantially as a result of the Company completing the acquisition of Rycor and commencing preparations for the next stage of human clinical trials involving the Peptide Technology license from the University of Alberta. The Compensation Committee reviewed compensation paid to executive officers of corporations of similar size and in a similar business and concluded that both Mr. Kevin A. Giese and Mr. Clifford D. Giese were under compensated compared to executive officers performing similar duties. Accordingly, the Compensation Committee recommended that Mr. Kevin A.

Giese and Mr. Clifford D. Giese be paid the compensation as set forth above. The Compensation Committee was also of the view that long term incentives are at least as important as annual compensation. To help ensure the long term commitment of both Mr. Kevin A. Giese and Mr. Clifford D. Giese to the Company, the Compensation Committee recommended that they be granted stock options on a yearly basis. This report is submitted by the Compensation Committee: Michael Kennedy and Laine Woollard.

APPOINTMENT AND REMUNERATION OF AUDITORS

The persons named in the enclosed Instrument of Proxy will vote for the appointment of Collins Barrow, Chartered Accountants as auditors for the Company, to hold office until the next Annual General Meeting of the Members, at a remuneration to be fixed by the Board of Directors. Collins Barrow were first appointed auditors for the Company on August 31, 2000.

MANAGEMENT CONTRACTS

Management functions of the Company are not, to any substantial degree, performed by a person or persons other than the Directors or Senior Officers of the Company.

SHAREHOLDER RETURN PERFORMANCE GRAPH

The following graph shows the percentage change in cumulative shareholder return on the Company's Class A common shares from March 21, 2001, being the date the Company's shares commenced trading on the Exchange, to December 31, 2001, compared to the cumulative return of The Toronto Stock Exchange 300 Index, assuming $100 investments on March 21, 2001 and assuming investment in the Company's shares was made at the price at which its shares were sold on its initial public offering:



2500
2400
2300
2200
2100
2000
1900
1800
1700
1600
1500
1400
1300
1200
1100
1000
900
800
700
600
500
400
300
200
100
0
BIOMS
TORONTO
March 21, 2001
December 31, 2001

	March 21, 2001	December 31, 2001
BIOMS	$100	$2400
TSE 300	$100	$102

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

Share Option Plan

Shareholders will be asked to approve a share option plan (the "Plan") to be administered by the Company's Board of Directors whereby options to purchase Class A common shares of the Company will be granted, which Plan will be subject to the approval of the relevant regulatory authorities. The Company currently has incentive stock options outstanding pursuant to stock option agreements, which entitle the holders to purchase an aggregate of 1,314,500 Class A common shares at exercise prices of between $0.20 and $2.97 per share.

A maximum of 4,000,000 shares of the Company may be reserved for issuance pursuant to the Plan, and a maximum of 10% of the number of the Company's outstanding shares may be reserved under the Plan for issuance to insiders, or issued under the Plan to insiders within a one year period (less the number of shares reserved for issuance to insiders pursuant to any other share compensation agreement). The Plan does not provide for any financial assistance to be provided by the Company to facilitate the purchase of shares under the Plan, and options under the Plan cannot be exercisable at less than the market price at the time of grant. A copy of the Plan in its entirety is attached to this Information Circular as Schedule A.

Approval of the Plan will require the affirmative vote of a simple majority of votes cast at the Meeting. The purpose of the Plan is to attract, retain and motivate persons of training, experience and leadership as consultants, directors, officers and employees of the Company and its subsidiaries and to advance the interests of the Company by providing such persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Accordingly, Management recommends that Shareholders vote in favour of such resolution.

Grant of Stock Options

Shareholders are being asked to approve by ordinary resolution, the following stock options granted to insiders of the Company and the issuance of Class A common shares of the Company on exercise of such options:

Name of Optionee	Date of Granting	Number of Shares	Exercise Price	Expiry Date
Clifford D. Giese	March 25, 2002 July 24, 2001	10,000 220,000	$2.97 $2.50	March 24, 2007 July 23, 2006
Kevin A. Giese	March 25, 2002 July 24, 2001	10,000[(1)] 220,000[(2)]	$2.97 $2.50	March 24, 2007 July 23, 2006
Laine M. Woollard	March 25, 2007 July 24, 2001	10,000 150,000[(3)]	$2.97 $2.50	March 24, 2007 July 23, 2006
Kjell Stenberg	March 25, 2002	25,000	$2.97	March 24, 2007
John Wetherell	March 25, 2002	25,000	$2.97	March 24, 2007
Michael P. Kennedy	March 25, 2002 July 24, 2001	10,000 25,000	$2.97 $2.50	March 24, 2007 July 23, 2006

Colleen Smecko	March 25, 2002 July 24, 2001	10,000 10,000	$2.97 $2.50	March 24, 2007 July 23, 2006
Chris England	March 25, 2002	40,000	$2.97	March 24, 2007

(1) *This option is held through Queensbury Ventures Inc., a private company wholly-owned by Mr. Giese.*

(2) *195,000 of the options are held through Queensbury Ventures Inc.*

(3) *125,000 of the options are held through 924927 Alberta Ltd., a private company wholly-owned by Mr. Woollard.*

Amendment to Articles – Authority to Appoint Additional Directors

Shareholders will be asked to approve a special resolution to amend the Company's Articles to authorize the directors of the Company to, from time to time and at any time between annual general meetings, appoint additional directors in a number not to exceed 1/3 of the number of directors holding office upon the termination of the last annual general meeting of the Company. The special resolution will further authorize the directors to amend the special resolution, if such is necessary for the special resolution to conform with applicable regulatory requirements. The purpose of this part of the special resolution is to ensure that the form and content of the special resolution, when filed with the applicable regulatory authorities, satisfactorily complies with the requirements of said regulatory authorities. This part of the special resolution will not grant the directors the authority to make any amendments to the subject matter or increase the scope of the special resolution.

The text of the proposed special resolution is as follows:

"BE IT RESOLVED, as a special resolution, that:

1. Item number 9 of the Articles, entitled "Other provisions if any", be amended by deleting the word "none" and replacing same with "The attached Exhibit "B" is incorporated into and forms part of this form".

2. The Articles be amended by adding the following text as Exhibit "B":

   "The directors of the Company may, from time to time and at any time between annual general meetings, appoint additional directors in a number not to exceed 1/3 of the number of directors holding office upon the termination of the last annual general meeting of the Company."

3. The directors of the Company be authorized to amend this special resolution to conform with any amendments to its form and content that may be required by the regulatory authorities.

4. The directors of the Company be authorized, in their sole discretion, to abandon the amendment of the Company's Articles as aforesaid at any time without obtaining further approval from the shareholders of the Company."

In order to pass the special resolution, the special resolution must be passed by a majority of not less than two-thirds of the votes cast at the Meeting.

The Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting. Should any other matters properly come before the Meeting, the shares represented by the Proxy solicited hereby will be voted on such matter in accordance with the best judgment of the persons voting by proxy.

DATED at Edmonton, Alberta, this 17th day of May, 2002.

BY ORDER OF THE BOARD

"Kevin A. Giese"
Kevin A. Giese
President and Director

SCHEDULE "A"

BIOMS MEDICAL CORP.

INCENTIVE STOCK OPTION PLAN – 2002

May 17, 2002

TABLE OF CONTENTS

BIOMS MEDICAL CORP.

INCENTIVE STOCK OPTION PLAN

PART 1
GENERAL PROVISIONS

1.1 Interpretation

For the purposes of this Plan, the following terms shall have the following meanings:

a. **"Affiliate"** means any corporation that is an affiliate of the Corporation within the meaning set forth in section 1(2) of the Securities Act (Ontario), as amended from time to time;

b. **"Board"** means the Board of Directors of the Corporation;

c. **"Common Shares"** means the Class A common shares of the Corporation;

d. **"Consultant"** means an individual who:

   i. provides ongoing consulting, technical, management or other services to the Corporation or an Affiliate under a written contract with the Corporation or an Affiliate;

   ii. possesses technical, business or management expertise of value to the Corporation or an Affiliate;

   iii. in the opinion of the Corporation, spends or will spend a significant amount of time and attention on the business and affairs of the Corporation or an Affiliate;

   iv. has a relationship with the Corporation or an Affiliate that enables the Consultant to be knowledgeable about the business and affairs of the Corporation; and

   v. includes a Consultant Company or a Consultant Partnership.

e. **"Consultant Company"** means, for an individual Consultant, a company of which the individual consultant is an employee or shareholder;

f. **"Consultant Partnership"** means, for an individual Consultant, a partnership of which the individual Consultant is an employee or partner;

g. **"Corporation"** means BioMS Medical Corp.;

h. **"Director"** means a director of the Corporation or Affiliate, and includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Corporation or an Affiliate;

i. **"Eligible Person"** means, subject to all applicable laws, any Employee, Officer, Director, Management Company Employee or Consultant of the Corporation or of any Affiliate;

j. **"Employee"** means,

i. an individual who is considered an employee under the Income Tax Act (i.e. for whom income tax employment insurance and CPP deductions must be made at source);

ii. an individual who works full-time for the Corporation or an Affiliate providing services normally provided by an employee and who is subject to the same control and direction by the Corporation or an Affiliate over the details and method of work as an employee of the Corporation or an Affiliate, but for whom income tax deductions are not made at source; or

iii. an individual who works for the Corporation or an Affiliate on a continuing and regular basis for a minimum amount of time per week providing services normally proved by an employee and who is subject to the same control and direction by the Corporation or an Affiliate over the details and methods of work as an employee of the Corporation or an Affiliate, but for whom income tax deductions are not made at source; and

iv. includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Corporation or an Affiliate;

k. **"Insider"** means an insider as defined under the Securities Act (Ontario) in section (1)(1), as amended from time to time;

l. **"Management Company Employee"** means, an individual employed by a person providing management services to the issuer, which are required for the ongoing successful operation of the business enterprise of the Corporation;

m. **"Officer"** means an officer of the Corporation, or an Affiliate and includes an issuer all of the voting securities of which are owned by one or more Officers, Directors or employees of the Corporation or an Affiliate;

n. **"Option"** means an option to purchase Common Shares granted to an Eligible Person pursuant to the terms of the Plan;

o. **"Participant"** means Eligible Persons to whom Options have been granted;

p. **"Plan"** means this Incentive Stock Option Plan - 2002 of the Corporation;

q. **"Share Compensation Arrangement"** means any stock option, stock option plan, employee stock purchase plan or other compensation or incentive mechanism involving the issuance or potential issuance of Common Shares, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

r. **"Subsidiary"** means any company that is a subsidiary of the Corporation as defined under section 1(4) of the *Securities Act* (Ontario); and

s. **"Termination Date"** means the date on which a Participant ceases to be an Eligible Person.

In this Plan, words imparting the singular number only shall include the plural and *vice versa* and words imparting the masculine shall include the feminine.

This Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

1.2 Purpose

The purpose of this Plan is to advance the interests of the Corporation by:

a. providing Eligible Persons with additional incentive;

b. encouraging stock ownership by such Eligible Persons;

c. increasing the proprietary interest of Eligible Persons in the success of the Corporation;

d. encouraging Eligible Persons to remain with the Corporation or its Affiliates; and

e. attracting new employees and officers.

1.3 Administration

a. The Plan shall be administered by the Board or a committee of the Board duly appointed for this purpose by the Board and consisting of not less than 2 directors. If a committee is appointed for this purpose, all references herein to the Board will be deemed to be references to the Committee.

b. Subject to the limitations of the Plan, the Board shall have the authority to:

i. grant Options to purchase Common Shares to Eligible Persons;

ii. determine the terms, limitations, restrictions and conditions respecting such grants;

iii. interpret the Plan and adopt, amend and rescind such administrative guidelines and other rules and regulations relating to the Plan as it shall from time to time deem advisable; and

iv. make all other determinations and take all other actions in connection with the implementation and administration of the Plan including without limitation for the purpose of ensuring compliance with Section 1.8 hereof as it may deem necessary or advisable.

c. The Board's guidelines, rules, regulations, interpretations and determinations shall be conclusive and binding upon the Corporation and all other persons.

1.4 Shares Reserved

a. A maximum of 4,000,000 Common Shares may be reserved for issuance pursuant to the Plan and any other Share Compensation Arrangement. The maximum number of Common Shares which may be reserved for issuance to any one person under the Plan shall be 5% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to such person from treasury under any other Share Compensation Arrangement

b. Any Common Shares subject to an Option which for any reason is cancelled or terminated without having been exercised in accordance with the terms of the Plan, shall again be available for grants under the Plan. No fractional shares shall be issued and the Board may determine the manner in which fractional share values shall be treated.

c. If there is a change in the outstanding Common Shares by reason of any stock dividend or split, recapitalization, amalgamation, consolidation, combination or exchange of shares, or other corporate change, the Board shall make, subject to the prior approval of the relevant stock exchange(s), appropriate substitution or adjustment in:

   i. the number or kind of shares or other securities reserved for issuance pursuant to the Plan; and

   ii. the number and kind of shares subject to unexercised Options theretofore granted and in the option price of such shares; provided however that no substitution or adjustment shall obligate the Corporation to issue or sell fractional shares. If the Corporation is reorganized, amalgamated with another corporation, or consolidated, the Board shall make such provision for the protection of the rights of Participants as the Board in its discretion deems appropriate.

1.5 Limits with respect to Insiders

a. The maximum number of Common Shares which may be reserved for issuance to Insiders under the Plan shall be 10% of the Common Shares outstanding at the time of the grant (on a non-diluted basis) less the aggregate number of Common Shares reserved for issuance to Insiders under any other Share Compensation Arrangement.

b. The maximum number of Common Shares which may be issued to Insiders under the Plan within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued under the Plan or any other Share Compensation Arrangement over the preceding one year period. The maximum number of Common Shares which may be issued to any one Insider and such Insider's associates under the Plan within a one year period shall be 5% of the Common Shares outstanding at the time of the issuance (on a non-diluted basis), excluding Common Shares issued to such Insider under the Plan or any other Share Compensation Arrangement over the preceding one year period.

c. Any entitlement to acquire Common Shares granted pursuant to the Plan or any other Share Compensation Arrangement prior to the grantee becoming an Insider shall be excluded for the purposes of the limits set out in (a) and (b) above.

1.6 Non-Exclusivity

Nothing contained herein shall prevent the Board from adopting other or additional compensation arrangements, subject to any required approvals.

1.7 Amendment and Termination

The Board may amend, suspend or terminate the Plan or any portion thereof at any time in accordance with applicable legislation and subject to any required approval. No such amendment, suspension or termination shall alter or impair any Options or any rights pursuant thereto granted previously to any Participant without the consent of such Participant. If the Plan is terminated, the provisions of the Plan and any administrative guidelines and other rules and regulations adopted by the Board and in force at the time of the Plan shall continue in effect during such time as an Option or any rights pursuant thereto remain outstanding.

1.8 Compliance with Legislation

The Plan, the grant and exercise of Options hereunder and the Corporation's obligation to sell and deliver Common Shares upon exercise of Options shall be subject to all applicable federal, provincial and foreign

laws, rules and regulations, the rules and regulations of any stock exchange(s) on which the Common Shares are listed for trading and to such approvals by any regulatory or governmental agency as may, in the opinion of counsel to the Corporation, be required. The Corporation shall not be obligated by any provision of the Plan or the grant of any Option hereunder to issue or sell Common Shares in violation of such laws, rules and regulations or any condition of such approvals. No Option shall be granted and no Common Shares issued or sold hereunder where such grant, issue or sale would require registration of the Plan or of Common Shares under the securities laws of any foreign jurisdiction and any purported grant of any Option or issue or sale of Common Shares hereunder in violation of this provision shall be void. In addition, the Corporation shall have no obligation to issue any Common Shares pursuant to the Plan unless such Common Shares shall have been duly listed, upon official notice of issuance, with all stock exchanges on which the Common Shares are listed for trading. Common Shares issued and sold to Participants pursuant to the exercise of Options may be subject to limitations on sale or resale under applicable securities laws.

1.9 Effective Date

The Plan shall be subject to the approval of any relevant regulatory authority whose approval is required and shall be subject to the approval of shareholders of the Corporation.

PART 2
OPTIONS

2.1 Grants

Subject to the provisions of the Plan, the Board shall have the authority to determine the limitations, restrictions and conditions, if any, in addition to those set forth in Section 2.3 hereof, applicable to the exercise of an Option, including without limitation, the nature and duration of the restrictions, if any, to be imposed upon the sale or other disposition of Common Shares acquired upon exercise of the Option, and the nature of the events, if any, and the duration of the period in which any Participant's rights in respect of Common Shares acquired upon exercise of an Option may be forfeited. An Eligible Person may receive Options on more than one occasion under the Plan and may receive separate Options on any one occasion.

2.2 Option Price

The option price shall not be less than the closing price (the "Market Price") of the Common Shares on the most senior exchange on which the Corporation's shares are issued immediately preceding the day on which the Board grants and provides notice to the most senior exchange on which the Corporation's shares are issued of the Option(s).

2.3 Exercise of Options

a. Options granted must be exercised no later than 10 years after the date of grant or such lesser period as the regulations made pursuant to the Plan may require.

b. Options shall not be transferable by the Participants otherwise than by will or the laws of descent and distribution, and shall be exercisable during the lifetime of a Participant only by the Participant and after death only by the Participant's legal representative (subject to the limitation that Options may not be exercised later than 10 years from their date of grant).

c. Except as otherwise determined by the Board and subject to the limitation that Options may not be exercised later than 10 years from their date of grant:

i. if a Participant ceases to be an Eligible Person for any reason other than death, each Option held by the Participant will cease to be exercisable 90 days after the Termination Date. If any portion of an Option is not vested by the Termination Date, that portion of the Option may not under any circumstances be exercised by the Participant. Without limitation, and for greater certainty only, this provision will apply regardless of whether the Participant was dismissed with or without cause and regardless of whether the Participant received compensation in respect of dismissal or was entitled to a period of notice of termination which would otherwise have permitted a greater portion of the Option to vest with the Participant;

ii. if a Participant dies the legal representative of the Participant may exercise the Participant's Options within one year after the date of the Participant's death, but only to the extent the Options were by their term exercisable on the date of death.

d. The Board shall determine the manner in which Options shall vest and become exercisable.

e. Each Option shall be confirmed by an option agreement executed by the Corporation and by the Participant.

f. The exercise price of each Common Share purchased under an Option shall be paid in full in cash or by bank draft or certified cheque at the time of such exercise, and upon receipt of payment in full, but subject to the terms of the Plan, the number of Common Shares in respect of which the Option is exercised shall be duly issued as fully paid and non-assessable.

g. Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation specifying the number of Common Shares with respect to which the Option is being exercised and accompanied by payment in full of the Option Price of the Common Shares to be purchased. Certificates for such Common Shares shall be issued and delivered to the Optionee within a reasonable period of time following the receipt of such notice and payment.

h. Notwithstanding any of the provisions contained in the Plan or in any Option, the Corporation's obligation to issue Common Shares to a Participant pursuant to the exercise of an Option shall be subject to:

i. completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental or regulatory authority as counsel to the Corporation shall reasonably determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

ii. admission of such Common Shares to listing on any stock exchange on which the Common Shares may then be listed; and

iii. the receipt from the Participant of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as counsel to the Corporation reasonably determines to be necessary or advisable in order to safeguard against the violation of the laws of any jurisdiction.

i. In this connection the Corporation shall, to the extent necessary, take all reasonable steps to obtain such approvals, registrations and qualifications as may be necessary for issuance of such Common Shares in compliance with applicable laws and for the

admission to listing of such Shares on any stock exchange on which the Common Shares are then listed.

2.4 Amendments to Option Grants

Subject to the policies of any stock exchange on which the Corporation's shares are listed, the Board may amend any Option with the consent of the affected Participant.

PART 3
MISCELLANEOUS PROVISIONS

3.1 The holder of an Option shall not have any rights as a shareholder of the Corporation with respect to any of the Common Shares covered by such Option until such holder shall have exercised such Option in accordance with the terms of the Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised).

3.2 Nothing in the Plan or any Option shall confer upon a Participant any right to continue in the employ of the Corporation or any Affiliate or affect in any way the right of the Corporation or any Affiliate to terminate his employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate to extend the employment of any Participant beyond the time which he would normally be retired pursuant to the provisions of any present or future retirement plan of the Corporation or any Affiliate, or beyond the time at which he would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

BIOMS MEDICAL CORP.
Consolidated Financial Statements
December 31, 2001

AUDITORS' REPORT

To the Shareholders of

BioMS Medical Corp.

We have audited the consolidated balance sheet of BioMS Medical Corp. as at December 31, 2001 and December 31, 2000 and the consolidated statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2001 and December 31, 2000 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
March 15, 2002

"Collins Barrow"
Signed
Chartered Accountants

BIOMS MEDICAL CORP.

Consolidated Balance Sheet

December 31, 2001 and December 31, 2000

	2001	2000
ASSETS		
Current Assets		
Cash	**$ 25,799,445**	$ 3,835,253
Amounts receivable	**63,837**	1,352,750
Prepaid expenses	**16,825**	---
	25,880,107	5,188,003
Licensing costs (Note 5)	**16,213,688**	15,500,507
Capital assets (Note 6)	**29,264**	---
	$ 42,123,059	$ 20,688,510
LIABILITIES		
Current Liabilities		
Accounts payable	**$ 527,286**	$ 138,706
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**46,837,732**	9,463,849
Commitment to issue share capital	**—**	11,550,652
Deficit	**(5,241,959)**	(464,697)
	41,595,773	20,549,804
	$ 42,123,059	$ 20,688,510

Commitment (Note 12)

Approved on behalf of the Board

"Kevin Giese"
Signed
Director

"Clifford Giese"
Signed
Director

BIOMS MEDICAL CORP.

Consolidated Statement of Operations

For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Revenue		
Interest income	**$ 457,954**	$ 88,947
Expenses		
Research and development (Note 8)	**3,089,323**	516,183
Amortization of licensing costs	**1,444,356**	7,355
General and administrative (Note 9)	**695,297**	30,106
Amortization of capital assets	**6,240**	---
	5,235,216	553,644
Net loss	**$ 4,777,262**	$ 464,697
Loss per common shares - basic (Note 10)	**$ 0.24**	$ ---

BIOMS MEDICAL CORP.

Consolidated Statement of Deficit

For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Balance, beginning of year	**$ 464,697**	$ ---
Net loss	**4,777,262**	464,697
Balance, end of year	**$ 5,241,959**	$ 464,697

BIOMS MEDICAL CORP.

Consolidated Statement of Cash Flows

For the Years Ended December 31, 2001 and December 31, 2000

	2001	2000
Operating Activities		
Net (loss)	$ (4,777,262)	$ (464,697)
Items not involving cash:		
Amortization of licensing costs	1,444,356	7,993
Amortization of capital assets	6,240	---
Net change in non-cash working capital balances related to operations	312,290	120,175
Cash used in operating activities	(3,014,376)	(336,529)
Investing Activities		
Organization costs	—	(900)
Licensing costs	(567,283)	(5,900,000)
Purchase of capital assets	(35,504)	---
Goods and services tax recoverable	1,336,510	(1,336,510)
Cash provided by (used in) investing activities	733,723	(7,237,410)
Financing Activities		
Share issue costs	(1,004,438)	(141,465)
Net proceeds from issuance of share capital	25,249,283	---
Commitment to issue share capital	—	11,550,652
Cash provided by financing activities	24,244,845	11,409,187
Increase in cash	21,964,192	3,835,248
Cash, beginning of year	3,835,253	5
Cash, end of year	$ 25,799,445	$ 3,835,253
Cash consists of:		
Bank and trust accounts	$ 9,043,718	$ 3,782,030
Interest bearing deposits	16,755,727	---
	$ 25,799,445	$ 3,782,030

1. **Nature of Business**

The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. (EPS) on February 9, 2001 and to BioMS Medical Corp. on July 30, 2001. The corporation was continued to the Province of Alberta July 31, 2001.

The Corporation is a development stage company and, through its subsidiaries, has obtained an exclusive worldwide license to a new medical technology for the treatment of multiple sclerosis.

2. **Reverse Takeover**

On August 1, 2001, BioMS acquired all of the outstanding commons shares of Rycor Technology Investments Corp. in exchange for 38,431,289 shares and 6,810,163 non-transferrable share warrants of BioMS. The acquisition has been accounted for as a reverse takeover of BioMS by Rycor.

Application of reverse takeover accounting results in the following:

a) The consolidated financial statements of the combined entity are issued under the name of BioMS Medical Corp. (formerly EPS), but are considered the continuation of the financial statements of Rycor. However, the stated capital of the consolidated entity at December 31, 2001 is that of BioMS. This capital structure is different from the capital structure appearing in the comparative financial statements for Rycor due to the application of reverse takeover accounting. As a result, earnings per share information is not considered meaningful for the year ended December 31, 2000. Prior to the acquisition of Rycor by BioMS, there were 21,000,050 common shares of Rycor outstanding with a stated capital of $12,907,262.

b) As Rycor is deemed to be the acquirer for accounting purposes, its assets, liabilities and operations since incorporation are included in these financial statements at their historical carrying value. The operations of BioMS are included from August 1, 2001.

c) Control of the assets and operations of BioMS is considered to be acquired by Rycor. For purposes of this transaction, the consideration is deemed to be the fair value of the net assets of BioMS, which was $330,053 at August 1, 2001. Immediately prior to the acquisition, there were 3,030,000 common shares of BioMS outstanding with an assigned value of $407,967.

The fair value of the assets of BioMS acquired by Rycor are:

Cash	$	330,024
Prepaids		3,616
Accounts receivable		2,993
Accounts payable		(6,280)
	$	330,053

3. **Summary of Significant Accounting Policies**

Cash

Cash includes short term investments and term deposits, which are highly liquid marketable securities with a maturity of three months or less when purchased. The short term investments are valued at cost.

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Web Site Development Costs

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight-line basis over a period of five years commencing with the date of completion of development.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Corporation reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at December 31, 2001, no future income taxes have been reported.

Stock Based Compensation

Amounts received from the exercise of share options and warrants are recorded as share capital. Compensation expense is not recognized on the issuance of common share options to directors and employees as the exercise price of the options is equal to the market value of the common shares at the date of grant.

3. **Summary of Significant Accounting Policies** (Continued)

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. **Business Acquisitions**

Effective August 1, 2001, the Corporation acquired all the shares and related assets of Rycor Technology Investments Corp., a company holding an interest in certain licensing rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has been accounted for as a reverse takeover and accordingly includes the results of Rycor Technology Investments Corp. operations in these financial statements from January 1, 2001 and the results of BioMS Medical Corp operations since August 1, 2001. The acquisition was completed through the issuance of 38,431,289 shares from treasury.

Comparative figures have been changed to present the operations and financial position of Rycor Technology Investments Corp.

Effective March 1, 2001, Rycor Technology Investments Corp. acquired all the shares and related assets of Rycor Corp., a company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of multiple sclerosis. The acquisition has bene accounted for by the purchase method of accounting and, accordingly, includes the results of Rycor Corp. operations in these financial statements from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

5. **Licensing Costs**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing costs	**$ 17,655,651**	**$ 1,441,963**	**$ 16,213,688**	$ 15,500,507

6. **Capital Assets**

	2001			2000
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment	**$ 19,428**	**$ 3,210**	**$ 16,218**	$ ---
Web site development costs	**15,500**	**2,454**	**13,046**	---
	$ 34,928	**$ 5,664**	**$ 29,264**	$ ---

7. **Share Capital**

Authorized:
100,000,000 common shares
100,000,000 preferred shares

	Number of Common Shares	**Amount**
BioMS Medical Corp.		
December 31, 2000		
Common shares	2,900,000	$ 460,000
Share issue costs		(76,610)
		383,390
December 31, 2001		
Reverse takeover by Rycor Technology Investments Corp.	38,431,289	30,104,917
Exercise of stock options and warrants	3,266,630	9,070,490
Issued for cash	3,300,000	8,250,000
Share issue costs	---	(971,065)
	47,897,919	$ 46,837,732

7. **Share Capital** (Continued)

	Number of Common Shares	Number of Warrants	Amount
Rycor Technology Investments Corp.			
December 31, 2000			
Common shares, beginning of year	50		$ 5
Common shares issued in exchange for licensing rights	18,123,225		9,605,309
Share issue costs	---		(141,465)
Common shares, net of share issue costs	18,123,275		9,463,849
Special warrants issued for cash		9,763,860	11,550,652
December 31, 2001			
Special warrants issued for cash		7,667,379	7,599,098
Conversion of special warrants to common shares	17,431,239	(17,431,239)	
Common shares issued for acquisition of Rycor Corp.	2,876,775		1,524,691
Share issue costs	---		(33,373)
	38,431,289	---	$ 30,104,917

17,714,891 common shares issued are held in escrow at December 31, 2001. The escrowed shares will be released as to one third of the shares on each of January 27, 2002, July 27, 2002 and January 27, 2003.

The Corporation has granted to its directors, officers, employees and consultants options to purchase 1,059,500 common shares. 159,500 options are exercisable at $0.20 per common share and will expire on January 9, 2006. 900,000 options are exercisable at $2.50 per common share and will expire on July 23, 2006. 774,500 options are issued to directors and 285,000 options are issued to employees and consultants.

7. **Share Capital** (Continued)

The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation.

The corporation has 3,794,283 outstanding share purchase warrants exercisable at $4.00 per share on or before December 31, 2002.

On October 23, 2001, the corporation issued 1,815,000 Series A share purchase warrants entitling the holders to purchase up to an aggregate of 1,815,000 Class A common shares at the subscription price of $5.80 per share. The expiry date of the warrants is October 22, 2003.

On November 9, 2001, the corporation also granted to a company options to purchase 30,000 common shares, exercisable at $5.75 per common share expiring on November 8, 2006.

8. **Research and Development Expense**

Research and development costs consist primarily of products and consulting services relating to the development and testing of technology for the treatment of multiple sclerosis.

9. **General and Administrative Expenses**

General and administration expenses consist primarily of consulting services, office expenses, occupancy costs and management remuneration and expenses.

10. **Loss Per Share**

Loss per common share have been allocated on the weighted average number of common shares outstanding for the period of 19,825,355 (September 30, 2001 - 11,511,450).

The effect of potential exercise of options is anti-dilutive at December 31, 2001 and is therefore not presented.

11. **Income Tax Losses**

The corporation has non-capital income tax losses in the amount of $3,676,736 in the aggregate, which were incurred for the following periods ended:

December 31, 2000	$ 659,307
December 31, 2001	3,017,429
	$ 3,676,736

These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2001.

12. **Commitment**

On August 1, 2000, the corporation entered into a licensing agreement to cover certain related patent claims. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

13. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amounts receivable and accounts payable. As at December 31, 2001, there are no significant differences between the carrying amounts of these items and their estimated fair values.

YEAR END REPORT

BC FORM 51-901F
(previously Form 61)

ISSUER DETAILS Name of Issuer BioMS Medical Corp. (formerly EPS Capital Corp.)	For Year Ended December 31, 2001	Date of Report May 10, 2002

Issuer Address
6030 - 88 Street

City	Province	Postal Code	Fax	Tel No.
Edmonton	Alberta	T6E 6G4	780-408-3040	780-413-7152

Contact Name	Contact Position	Contact Telephone No.
Kevin Giese	President	780-413-7152

Contact email address	website address
kgiese@biomsmedical.com	www.biomsmedical.com

CERTIFICATE

All three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholders who request it.

Director's signature	Print Full Name	Date Signed
"Kevin A. Giese" Signed	Kevin A. Giese	May 10, 2002
Director's signature	Print Full Name	Date Signed
"Clifford D. Giese" Signed	Clifford D. Giese	May 10, 2002

Incorporated as part of:

__________ Schedule A

__________ Schedule B & C

BioMS Medical Corp.

Year Ended December 31, 2001
BC Form 51-901F

Schedule B - Supplementary Information

1. Analysis of Expenses and Deferred Costs (for the year ended December 31, 2001)

As at December 31, 2001, the Issuer was a development stage company. Details of expenses and deferred costs are contained in the financial statements.

2. Related Party Transactions (for the year ended December 31, 2001)

As at December 31, 2001, there were no relat

3. Summary of Securities Issued and Options Granted (for the year ended December 31, 2001)

Summary of Securities issued:

Date	Type of Security	Type of Issue	Number	Price	Total Proceeds	Type of Consideration	Commission Paid
January 15, 2001 (1)	Common Shares	Public Offering	1,300,000	$0.20	$260,000	Cash	$26,000
March 13, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
June 4, 2001	Common Shares	Exercise of Agent Options	65,000	$0.20	$13,000	Cash	Nil
August & September, 2001	Common Shares	Exercise of Options	130,500	$0.20	$26,100	Cash	Nil
August 1, 2001	Common Shares	Acquisition of Rycor Technology Investments Corp.	38,431,289	$0.78	$30,104,91 7	Shares of Rycor Technology Investments Corp.	Nil
October 23, 2001 (2)	Common Shares	Public Offering	3,300,000	$2.50	$8,250,000	Cash	$660,000
August to December, 2001	Common Shares	Exercise of Warrants	3,006,130	$3.00	$9,018,390	Cash	Nil

(1) Issued pursuant to a prospectus dated November 30, 2000.
(2) Issued pursuant to a prospectus dated August 29, 2001.

Summary of Share Purchase Warrants issued:

Date	Issued to	Number of Warrants	Exercise Price	Expiry Date
October 23, 2001 (1)	Subscribers to Public Offering	1,650,000	$5.80	October 22, 2003
October 23, 2001 (2)	Yorkton Securities Inc.	165,000	$5.80	October 23, 2003

(1) Issued pursuant to prospectus dated August 29, 2001.
(2) Agents warrants issued pursuant to prospectus dated August 29, 2001.

Summary of Options granted:

Date of Grant (1)	Name of Optionee	Number of Options	Exercise Price	Expiry Date
January 10, 2001	Kevin A. Giese	72,500	$0.20	January 9, 2006
July 24, 2001		25,000	$2.50	July 23, 2006
January 10, 2001	Clifford D. Giese	43,500	$0.20	January 9, 2006
July 24, 2001		220,000	$2.50	July 23, 2006
January 10, 2001	Michael P. Kennedy	43,500	$0.20	January 9, 2006
July 24, 2001		25,000	$2.50	July 23, 2006
July 24, 2001	Consultants	275,000	$2.50	July 23, 2006
July 24, 2001	Colleen Smecko	10,000	$2.50	July 23, 2006
July 24, 2001	Laine M. Woollard	25,000	$2.50	July 23, 2006
July 24, 2001	Queensbury Ventures Inc.	195,000	$2.50	July 23, 2006
July 24, 2001	924927 Alberta Ltd.	125,000	$2.50	July 23, 2006
November 9, 2001	Investor Relations Consultant	30,000	$5.75	November 8, 2006

4. Summary of Securities (as at the end of the reporting period dated December 31, 2001)

(a) Description of authorized share capital:
- 100,000,000 common shares without nominal or par value
- 100,000,000 preferred shares

(b) Number and recorded value for shares issued:
- 47,897,919 common shares are issued and outstanding, for total share issuance proceeds of $47,885,407 before shares issuance costs, and $46,837,732 after share issuance costs.

(c) Description of options, warrants and convertible securities outstanding:
- 159,500 directors and officers options, exercisable at $0.20, and expiring on January 9, 2006.
- 615,000 directors and officers options, exercisable at $2.50, and expiring on July 23, 2006
- 285,000 employees and consultants options, exercisable at $2.50, and expiring on July 23, 2006
- 3,794,283 common share purchase warrants, exercisable at $4.00 on or before December 31, 2002.
- 1,815,000 common share purchase warrants exercisable at $5,80 on or before October 22,2003
- 30,000 options exercisable at $5.75 on or before November 8, 2006

(d) Number of each class of shares subject to escrow or pooling agreements:
- 17,714,891 of the common shares are subject to escrow.
- 21,000,000 of the issued common shares are subject to a pooling agreement.

5. List of Names of the Directors and Officers (as at the date the report is signed and filed)

Kevin A. Giese	President, Chief Executive Officer, Director
Clifford D. Giese	Secretary, Chief Financial Officer, Director
Laine Woollard	Director
Dr. Kjell Stenberg	Director

BioMS Medical Corp.

Year Ended December 31, 2001
BC Form 51-901F

Schedule C - Management Discussion and Analysis

1. Description of Business

BioMS Medical Corp. ("BioMS" or the "Company") has licensed a synthetic peptide technology, MBP8298, for the treatment of multiple sclerosis on an exclusive worldwide basis. To date, MBP8298 has undergone Phase I and II human clinical trials. To fund its operations, the Company relies upon the proceeds of public and private offerings of equity securities and interest income.

Effective August 1, 2001 the Company acquired all of the shares and related assets of Rycor Technology Investments Corp. ("Rycor"). The acquisition was accounted for as a reverse takeover and accordingly the financial statements include the results of Rycor from January 1, 2001 and the results of BioMS since August 1, 2001. Comparative figures also present the operations and financial position of Rycor.

2. Discussion of Operations and Financial Condition

The consolidated net loss for the twelve months ended December 31, 2001 was $4.7 million or $0.24 per share as compared to $464,000 for the previous year. The increased loss in 2001 resulted primary from increased investment in research and development related to MBP8298. Additional costs included the amortization of licensing costs and general and administrative expenses incurred to manage the overall growth of the Company.

Revenue

The Company reported $457,954 in revenue for the twelve month period ended December 31, 2001, as compared to $88,947 in the year ended December 31, 2000. In both years the revenue was generated from interest income. The Company expects that interest income will fluctuate in relation to prevailing interest rates and the levels of funds invested.

Expenses

Total consolidated expenses for the twelve-months ended December 31, 2001 were $5.2 million as compared to $553,644 in the previous year. The largest contributor to the increase in expenses was planned expenditures associated with the continued progression in the development of MBP8298. In 2001, expenditures related to the Company's direct research and development efforts accounted for $3.1 million or 59% of all expenses.

Research and development

Research and development expenditures for the twelve-months ended December 31, 2001 totalled $3.1 million, as compared to $516,183 in the prior year. The costs consisted primarily of product development and consulting services expenditures relating to the development of MBP8298.

Clinical trial related expenditures related to MBP8298 are planned to increase in 2002, as the Company completes preparations for the commencement of the next trials in multiple sclerosis.

General and administration

General and administration expenditures increased to $695,297 for the twelve-months ended December 31, 2001 as compared to $30,106 in the year ended December 31, 2000. General and administration costs represented approximately 13% of total gross expenses for the Company in 2001. These included costs for the following: investor relations, professional fees, business development, insurance, listing fees, consulting services, office expenses, occupancy costs, management remuneration and various other expenses relating to the operations and growth of the Company.

Investor Relations Consultants

The Company has entered into a contract with Equicom Group Inc. to provide investor relations services. The contract requires monthly payments of $8,000 for a one year period commencing November 1, 2001, and may be cancelled by either party upon sixty days notice.

The Company has also granted Equicom 30,000 share options exercisable at $5.75 on or before November 8, 2006.

3. Subsequent Events

No material subsequent events have occurred.

Financing, Principal Purposes and Milestones

The Company issued pursuant to a prospectus dated August 29, 2001, 3.3 million common shares of the Company at a price of $2.50 per share for an aggregate amount of $8,250,000. At July 31, 2001, the Company had working capital of approximately $10,000,000 which, together with proceeds from the prospectus offering of $8,250,000, provided combined working capital of $18,250,000. The intended expenditure from the issue proceeds combined with existing working capital and the amounts spent to December 31, 2001 are as follows:

Application of Funds	Intended Expenditure of Funds	Actual Funds Spent
Expenses of the Offering	125,000	178,344
Remaining expenses of the Qualifying Transaction	75,000	90,887
Commission to the Agent	660,000	660,000
Pre-clinical development & further human clinical trials	16,170,000	865,831
Administration for twelve months	504,000	247,384
Payment to the University of Alberta pursuant to Contracted Research Agreement	300,000	300,000
Working Capital to fund on-going operations	416,000	40,000
Total:	18,250,000	2,382,446

Actual funds spent are costs incurred during the period August 1 to December 31, 2001. Intended expenditures were expected to be incurred over a period of twelve months or longer.

4. Liquidity and Solvency

As at December 31, 2001 cash and short-term investments totalled $25.8 million, as compared to $3.8 million in the year ended December 31, 2000.

The Company's cash position was strengthened during the past twelve months ended December 31, 2001 by the issue of 7.6 million shares for proceeds of $7.6 million pursuant to a special warrant offering; issue of 3.3 million shares for proceeds of $8.25 million pursuant to a prospectus offering dated march 20, 2001; and, issue of an additional 3.2 million shares during the period for proceeds of $9.0 million resulting from the exercise of share purchase warrants and options.

BioMS has implemented a disciplined approach to the management of liquidity, capital and overall financial stability. The Company invests its cash reserved in liquid, high-grade investment securities.

The Company's net cash used in operating activities amounted to $3 million for the twelve-months ended December 31, 2001, as compared to $336,529 in the prior year, and resulted primarily from the Company's research and development expenditures for advancing MBP8298 through the clinical trials. The Company also spent $35,504 on the purchase of capital assets, including computer equipment and infrastructure and $567,283 on licensing costs.

Based on the current operating budgets, the management of BioMS believes that the capital resources of the Company should be sufficient for its short-term requirements. The Company's future funding needs may vary depending on a number of factors including the progress and costs of the preparations for the conduct of the next clinical trials for MBP8298, the cost, timing and outcome of the regulatory process, the establishments of collaborations, the cost of preparing, filing, maintaining, defining and enforcing patent claims and the availability of other funding. The Company may need to raise additional capital to fund its operations in the future. It would seek such additional funding through public or private equity financing from time to time as market conditions permit, or through collaborative arrangements.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold within the United States or to United States persons.

PROSPECTUS

NEW ISSUE **August 29, 2001**

BioMS Medical Corp.
6030 – 88th Street
Edmonton, Alberta
T6E 6G4

(the "Corporation" or "BioMS")

Offering of 3,300,000 Units at a Price of $2.50 per Unit
$8,250,000

This prospectus qualifies the issue and distribution to the public (the "Offering") of 3,300,000 units (the "Units") at a price of $2.50 per Unit (the "Offering Price"). Each Unit is comprised of one common share in the capital of the Corporation (the "Common Shares") and one-half of one common share purchase warrant (the "Offering Warrants"). Each whole Offering Warrant entitles the holder to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share. The Offering Price was determined by negotiation between the Corporation and Yorkton Securities Inc. (the "Agent" or "Yorkton"), the agent for the Offering.

	Price to the Public	Agent's Fee [(1),(2)]	Net Proceeds to the Corporation [(3)]
Per Unit	$2.50	$0.20	$2.30
Total Offering	$8,250,000	$660,000	$7,590,000

1. *The Agent will be paid a commission of 8% of the gross proceeds of the Offering. The Corporation will also pay the Agent a due diligence fee of $12,500 and will reimburse the Agent for all reasonable expenses incurred in connection with the Offering, including legal fees. See "Plan of Distribution".*

2. *As additional compensation in connection with the Offering, the Corporation has agreed to grant to the Agent at the closing of the Offering, non-assignable options (the "Compensation Options") entitling the Agent to acquire that number of units (the "Agent's Units") as is equal to 10% of the aggregate number of Units sold pursuant to the Offering, at an exercise price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share. This prospectus qualifies the distribution of the Compensation Options, except in the Province of Ontario where only that portion of the Compensation Options as is equal to 5% of the number of Units sold hereunder is qualified for distribution. See "Plan of Distribution".*

3. *Before deducting the expenses of the Offering, estimated to be $125,000, which will be paid by the Corporation out of the proceeds of the Offering.*

As of the date hereof, the issued and outstanding Common Shares are listed on the Canadian Venture Exchange Inc. (the "Exchange" or "CDNX") utilizing the symbol "MS". On August 28, 2001, the closing price of the Corporation's Common Shares on the Exchange was $5.80. There is no market through which the Offering Warrants may be sold and purchasers may not be able to resell any Offering Warrants

purchased under this prospectus. The Offering is subject to the total subscription of 3,300,000 Units being sold.

An investment in the securities offered hereunder should be considered highly speculative and involves certain risk factors which should be taken into consideration. The securities offered hereunder should be purchased only after a full review of this prospectus. The issue price of $2.50 per Unit exceeds the net tangible book value per Common Share as at March 31, 2001, after giving effect to the completion of the Qualifying Transaction (as hereinafter defined), by $2.06 or 82%. See "Risk Factors" and "Dilution".

The Agent, as agent to the Corporation, conditionally offer the Units on a "best efforts" basis if, as and when issued and delivered by the Corporation and accepted in accordance with the conditions contained in an agency agreement dated August 29, 2001 (the "Agency Agreement") between the Corporation and the Agent, referred to under "Plan of Distribution", subject to approval of certain legal matters by Anfield Sujir Kennedy & Durno, Vancouver, British Columbia, on behalf of the Corporation and by Parlee McLaws, Calgary, Alberta, on behalf of the Agent.

Subscriptions for Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is anticipated that certificates for Common Shares and Offering Warrants will be available for delivery at the closing of the Offering. The closing is expected to occur on or about September 14, 2001 but in any event no later than November 27, 2001 unless each person or company who has subscribed for Units on or before November 27, 2001 consents to the continuation of the Offering, and such continuation is authorized by the Executive Directors of each of the Alberta Securities Commission, the Ontario Securities Commission and the British Columbia Securities Commission. All funds received from subscriptions for Units will be held by the Agent and if the total Offering of 3,300,000 Units ($8,250,000) is not received on or before November 27, 2001 such funds will be returned to subscribers without interest or deduction unless subscribers have otherwise instructed the Agent.

YORKTON SECURITIES INC.
Suite 2200, 440 - 2nd Avenue S.W.
Calgary, Alberta
T2P 5E9
Telephone: (403) 260-8400
Facsimile: (403) 269-7870

TABLE OF CONTENTS

Currency

Except as otherwise stated, all dollar amounts in this Prospectus are in Canadian dollars.

Forward-Looking Statements

Some information contained in this prospectus may contain forward-looking statements. The use of any of the words "anticipate", "continue", "estimate", "expect", "may", "project", "should", "believe" and similar expressions are intended to identify uncertainties. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in any forward-looking statements. The Corporation believes the expectations reflected in those forward-looking statements are reasonable. However, the Corporation cannot provide any assurance that these expectations will prove to be correct. Investors should not unduly rely on forward-looking statements included in this prospectus. The Corporation's actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors and other factors set forth in this prospectus.

SUMMARY

The following is a summary of the principal features of this Offering and should be read together with the more detailed information and the financial data and statements contained elsewhere in this prospectus.

Issuer:	BioMS Medical Corp.
	The Corporation was incorporated pursuant to the provisions of the Company Act (British Columbia) on December 15, 1998 under the name 576693 BC Ltd. The Corporation changed its name to EPS Capital Corp. on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001. The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.
	The issued and outstanding Common Shares are listed and posted for trading on the Exchange utilizing the symbol "MS".
Offering:	A total of 3,300,000 Units are being offered for sale to the public at a price of $2.50 per Unit. Each Unit is comprised of one Common Share and one-half of one Offering Warrant. Each whole Offering Warrant entitles the holder to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share.
	The Corporation has agreed to pay the Agent a commission of 8% of the gross proceeds of the Offering ($0.20 per Unit). In addition, the Corporation has agreed to grant to the Agent at the closing of the Offering, the Compensation Options entitling the Agent to acquire that number of Agent's Units as is equal to 10% of the aggregate number of Units sold pursuant to the Offering at an exercise price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one Agent's Unit Warrant, each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share.
	This prospectus qualifies the distribution of the Units in the Provinces of Alberta, Ontario and British Columbia. This prospectus also qualifies the distribution of the Compensation Options in the Provinces of Alberta and British Columbia and, in the case of the Province of Ontario, qualifies that portion of the Compensation Options as is equal to 5% of the number of Units sold hereunder. See "Plan of Distribution".
Qualifying Transaction:	The Corporation was previously classified as a capital pool company pursuant to the policies of the Exchange. Pursuant to an agreement (the "Acquisition Agreement") dated April 24, 2001, the Corporation agreed to acquire all of the issued and outstanding securities of Rycor Technology Investments Corp. ("Rycor"). The acquisition was completed on August 1, 2001 and constituted the Corporation's "Qualifying Transaction" (as hereinafter defined). See "Business of the Corporation".
	Rycor was incorporated under the Business Corporations Act (Alberta). Rycor has

obtained an exclusive worldwide license to a new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named "MB8298" (the "Technology" or the "Peptide"). A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. The Peptide is intravenously injected into multiple sclerosis patients as a therapeutic treatment. Researchers at the University have completed Phase I of human clinical trials in Canada. Phase II human clinical trials in Canada were conducted over a period of approximately four years and were completed on May 31, 2001. Results of Phase II are expected to be published in the fall of 2001. Pending positive results from Phase II trials, Rycor intends to proceed with Phase III human clinical trials in Canada. If Phase II results are not sufficiently positive to warrant proceeding to Phase III, Rycor intends to conduct either Phase IIB human clinical trials in Canada or expanded Phase II human clinical trials in Canada, the United States and Europe. The decision as to which way to proceed will be made following receipt of final Phase II results and after consultation with Rycor's scientific advisors and the relevant regulatory authorities. The purpose of Rycor's business is to commercialize the Technology. For further details of Rycor's business see "Business of Rycor".

Directors and Management:

The current directors, officers and management of the Corporation are as follows:

Clifford D. Giese:	Director, Chairman, Chief Financial Officer and Secretary
Kevin A. Giese:	Director, President and Chief Executive Officer
Michael P. Kennedy:	Director
Laine M. Woollard:	Director

See "Directors and Officers".

Use of Proceeds:

The maximum aggregate gross proceeds of the Offering is $8,250,000. After deducting the Agent's commission, the aggregate net proceeds of the Offering will be $7,590,000. The Corporation intends to use these proceeds, together with its working capital as at July 31, 2001 of approximately $10,000,000, to further the Corporation's business and for working capital and general corporate purposes as follows:

Application of Funds	Amount of Funds
Expenses of the Offering	$125,000
Remaining expenses of the Qualifying Transaction	$75,000
Commission to the Agent	$660,000
Pre-clinical development and further human clinical trials(1)	$16,170,000
Administration for 12 months (2)	$504,000

Payment to the University of Alberta pursuant to Contracted Research Agreement [(3)]	$300,000
Working capital to fund on-going operations[(4)]	$416,000
TOTAL:	$18,250,000

Notes:

(1) *To date, Rycor has expended approximately $550,000 towards pre-clinical animal studies and approximately $330,000 towards the next phase of human clinical trials, primarily on the purchase of Peptide required for such trials. This is the balance of the current estimated cost to conduct Phase III or Phase IIB human clinical trials in Canada or to conduct further Phase II human clinical trials in Canada and to expand those trials to the United States and Europe and is comprised of:*

a. *For Phase III or Phase IIB human clinical trials, $2,200,000 for pre-clinical animal studies and quality assurance testing and $13,970,000 for either Phase III or Phase IIB human clinical trials; or*

b. *For further Phase II human clinical trials, $3,350,000 for pre-clinical animal studies and quality assurance testing and $12,820,000 for Phase II human clinical trials.*

All amounts are estimates and are subject to revision. See "Business of Rycor – Business Strategy."

(2) *Includes estimated costs to fund office, administrative salaries, legal and accounting expenses for the 12 months following completion of the Offering. See "Use of Proceeds - Administration"*

(3) *This amount is to fund continued research at the University of Alberta in respect of the Technology. See "Business of Rycor – Acquisitions and Dispositions"*

(4) *Includes payments due to AutoImmune Inc. for the 12 months following completion of the Offering. See "Business of Rycor – Acquisitions and Dispositions"*

See "Business of the Corporation", "Business of Rycor" and "Use of Proceeds".

Financial Information:

To date, BioMS has had limited operations due to the nature of its business. The following table summarizes the financial operations of Rycor for the years ended December 31, 2000 and December 31, 1999 and for the three months ended March 31, 2001:

	Three Months Ending March 31, 2001	**Year Ending December 31, 2000 (audited)**	**Year Ending December 31, 1999 (audited)**
Sales	-	-	-
Gross profit	-	-	-
Research and Development Expenses	$92,427	$516,183	-
Sales and Marketing Expenses	-	-	-
General and Administrative Expenses	$55,722	$29,468	-

	Three Months Ending March 31, 2001	Year Ending December 31, 2000 (audited)	Year Ending December 31, 1999 (audited)
Net Income (Loss)	($358,079)	$(464,697)	
Working Capital	$11,367,160	$5,049,297	$(2,286)
Property, Plant and Equipment	-	-	-
Deferred Research and Development	-	-	-
Other Intangibles	$17,340,308	$15,500,507	$2,291
Long Term Liabilities	-	-	-
Shareholders' equity			
Dollar amount	$28,707,468	$20,549,804	$5
Number of securities	21,000,050 Rycor Shares 10,621,076 Series A Special Warrants 6,810,163 Series B Special Warrants	18,123,275 Rycor Shares 5,590,869 Series A Special Warrants 4,172,991 Series B Special Warrants	50 Rycor Shares

Refer to "Business of Rycor – Summary and Analysis of Financial Operations".

Risk Factors: An investment in the Corporation's securities is speculative due to the nature of the Corporation's business and its present stage of development. This Offering is only suitable for those investors who are willing to rely on the management of the Corporation and who are prepared to risk a loss of their entire investment. Prospective investors should carefully consider the risks involved in such an investment, including those specified under the heading "Risk Factors".

THE CORPORATION

Name and Incorporation

The Corporation was incorporated pursuant to the provisions of the *Company Act* (British Columbia) on December 15, 1998 under the name "576693 BC Ltd.". The Corporation changed its name to "EPS Capital Corp." on February 9, 2000 and to BioMS Medical Corp. on July 30, 2001. The Corporation was continued to the Province of Alberta on July 31, 2001 and the Corporation is now governed by the *Business Corporations Act* (Alberta). The head office of the Corporation is located at Suite 6030 – 88th Street, Edmonton, Alberta T6E 6G4. The registered office of the Corporation is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

Intercorporate Relationships

Rycor was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., and changed its name to Rycor Technology Investments Corp. on January 19, 2000. Rycor's principal business office is located at 6030 – 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 – 101 Street, Edmonton, Alberta T5J 3W8.

Rycor has one wholly-owned subsidiary, Rycor Corp. ("Subco"), which was incorporated under the laws of the Province of Alberta on September 30, 1994 under the name 625813 Alberta Ltd. Subco changed its name to Rycor Corp. on May 11, 1999. Subco subsequently changed its name to 625813 Alberta Ltd. on September 30, 1999 and then changed its name back to Rycor Corp. on September 22, 2000.

The corporate structure of the Corporation and its subsidiaries is as follows:


BioMS Medical Corp.
(continued under the laws of the Province of Alberta)
100%
Rycor Technology Investments Corp.
(incorporated under the laws of the Province of Alberta)
100%
Rycor Corp.
(incorporated under the laws of the Province of Alberta)

BUSINESS OF THE CORPORATION

History and Operations of BioMS

Pursuant to a prospectus dated November 30, 2000, the Corporation completed an initial public offering of 1,300,000 Common Shares at a price of $0.20 per share for gross proceeds of $260,000. Its common shares were listed and posted for trading on the Exchange on March 21, 2001.

The Corporation was classified as a capital pool company ("CPC") pursuant to the policies of the Exchange. As such, its principal business was to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate acquisition or participation, subject to receipt of shareholder approval and acceptance by the Exchange. As a CPC, the

Corporation was required to complete a Qualifying Transaction within 18 months of the date of listing on the Exchange.

Until the acquisition of Rycor on August 1, 2001, the operations and activities of the Corporation principally consisted of engaging in discussions and negotiations for the purpose of identifying and evaluating potential acquisitions of interests in commercially viable businesses or assets with a view to completing a Qualifying Transaction and entering into the Acquisition Agreement.

A "Qualifying Transaction" is a transaction whereby the CPC: (a) issues or proposes to issue, in consideration for the acquisition of significant assets, common shares or securities convertible, exchangeable or exercisable into common shares which, if fully converted, exchanged or exercised would represent more than 25 percent of its common shares issued and outstanding immediately prior to the issuance; (b) enters into an arrangement, amalgamation, merger or reorganization with another company with significant assets, whereby the ratio of securities which are distributed to the shareholders of the CPC and the other company results in the shareholders of the other company acquiring control of the resulting company; or (c) otherwise acquires significant assets (other than cash); but excludes a transaction which consists solely of the issuance for cash by the CPC of common shares or securities convertible, exchangeable or exercisable into common shares, representing more than 25 percent of the CPC's common shares issued and outstanding immediately prior to the issuance.

The CPC Policy defines "significant assets" as one or more assets or businesses which, when acquired by the CPC, together with any other concurrent transactions, results in the CPC meeting the minimum listing requirements under Exchange Policy 2.1.

Description of the Qualifying Transaction

Effective April 24, 2001, the Corporation and Rycor entered into the Acquisition Agreement which provided for the combination of their respective businesses, assets and operations through an offer to purchase by the Corporation, pursuant to a securities exchange take-over bid circular, all issued and outstanding securities in the capital of Rycor (the "Offer"). The Acquisition Agreement superseded and replaced a letter of intent dated February 16, 2001 (the "LOI") between the Corporation and Rycor relating to the Offer. In accordance with Policy 2.4 of the Exchange, the proposed acquisition of Rycor was announced on March 19, 2001. Yorkton agreed to act as sponsor in relation to the Qualifying Transaction and all other required filings were made. Trading commenced on March 21, 2001. The Corporation prepared an Information Circular in relation to the shareholders' meeting called for the purpose of considering the Qualifying Transaction and subsequently obtained CDNX approval to mail the Information Circular to shareholders. The shareholders of the Corporation approved the Qualifying Transaction at the shareholders meeting held on June 22, 2001, the CDNX accepted the Qualifying Transaction for filing on July 27, 2001 and the Qualifying Transaction closed on August 1, 2001.

Pursuant to the Offer, the Corporation issued 38,431,289 Common Shares at a deemed price of $0.72 per share and 6,810,163 non-transferable share purchase warrants (the "BioMS Warrants") to the securityholders of Rycor. Each BioMS Warrant entitles the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m.(Edmonton time) on December 31, 2002.

Of the 38,431,289 Common Shares issued pursuant to the Offer, 16,484,141 Common Shares are held in escrow (refer to "Description of the Corporation's Share Capital - Escrow Provisions"), 7,199,081 Common Shares are subject to hold periods (refer to "Description of the Corporation's Share Capital – Escrow Provisions") and 21,000,000 Common Shares are subject to a Pooling Agreement (refer to "Description of the Corporation's Share Capital – Pooled Shares").

The Qualifying Transaction was a "Related Party Transaction" as defined in Exchange Policy 1.1 ("Policy 1.1") in that Clifford D. Giese and Kevin A. Giese are directors and officers of both the

Corporation and Rycor and were securityholders of both the Corporation and Rycor. Additionally, Patrick W. Kelly and Ronald E. Ticknor were directors of the Corporation and securityholders of Rycor. Accordingly, the Corporation appointed an independent committee of directors consisting of Michael P. Kennedy and Robert K. O'Toole to negotiate the LOI and Acquisition Agreement. The Corporation retained Deloitte & Touche LLP to prepare an opinion on the fair market value of all of the issued and outstanding shares of Rycor. See "Valuation".

Sponsorship Requirement

In accordance with Exchange policies the Corporation was required to obtain sponsorship from an Exchange member firm in connection with its Qualifying Transaction. Exchange policies require that the sponsor prepare and submit a sponsor report to the Exchange. Yorkton agreed to act as sponsor for the Corporation's Qualifying Transaction pursuant to an agreement (the "Sponsorship Agreement") dated August 21, 2001. In general, as sponsor, Yorkton was required to conduct due diligence on the Corporation to determine whether it was suitable for listing on the Exchange. Yorkton has been paid a fee of $25,000 plus G.S.T. for acting as sponsor and will be reimbursed for its expenses in connection therewith.

BUSINESS OF RYCOR

Acquisitions and Dispositions

Rycor has obtained an exclusive worldwide license to new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named "MB8298" (the "Technology" or the "Peptide"). A peptide is a compound consisting of 2 or more amino acids linked together through peptide bonds. The Peptide is intravenously injected into multiple sclerosis patients as a therapeutic treatment.

Pursuant to an agreement dated December 14, 2000 (the "Master Agreement") between Rycor, The Governors of the University of Alberta (the "U of A Governors"), Dr. Kenneth G. Warren, Ms. Ingrid Catz, Subco, Clifford D. Giese, Kevin A. Giese, Robin Giese (an associate of Clifford D. Giese), Judy Giese (an associate of Kevin A. Giese), Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor (an associate of Ronald E. Ticknor), the parties agreed to terminate an agreement (the "Licensing Income Agreement") dated June 24, 1999, pursuant to which they had agreed, among other things, to a distribution of the profits from any licensing of the Technology. Dr. Warren and Ms. Catz are hereinafter collectively referred to as the "Inventors" and Clifford D. Giese, Kevin A. Giese, Robin Giese, Judy Giese, Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor are hereinafter collectively referred to as the "Subco Shareholders". Pursuant to the Master Agreement, Rycor, Subco, the U of A Governors, the Inventors and the Subco Shareholders entered into the following agreements:

1. License agreement (the "License Agreement") dated December 14, 2000 pursuant to which the University of Alberta granted Rycor an exclusive worldwide license to make, use, sell and sub-license the Technology and to manufacture, use, distribute and sell products derived from the Technology in consideration for the sum of $5,900,000 plus GST and the issuance of 18,123,225 Rycor Shares. Pursuant to the License Agreement, Rycor also agreed to fund the operating expenses of the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta (the "Research Clinic") in the amount of at least $300,000 for each of the years 2001 and 2002. The License Agreement has an initial term of 12 years commencing December 14, 2000 with automatic renewals for successive 10-year terms, to a maximum of 10 such renewal terms. If Rycor obtains full marketing regulatory approval in at least one jurisdiction in the world for the use of all or any part of the Technology, Rycor can require the University of Alberta to transfer all of its right, title, estate and interest in the Technology to Rycor for no further consideration.

The University of Alberta may terminate the License Agreement if Rycor fails to obtain regulatory approval for the use of all or any part of the Technology in any jurisdiction in the world within 12 years from December 14, 2000, provided that the University of Alberta pays to Rycor the fair market value of the Technology at that time. The consideration payable to the University of Alberta under the License Agreement was determined by arm's length negotiations between the University of Alberta and Rycor.

2. Contracted research agreement (the "Contracted Research Agreement") dated December 14, 2000 between Rycor and the U of A Governors pursuant to which the University of Alberta, as an independent contractor, agreed to carry out research in respect of the Technology and, in particular to continue with Phase II testing, analysis, publishing and reporting of data through the Research Clinic, in consideration for the sum of $600,000. Of this amount, $300,000 has been paid and the balance is due on or before December 14, 2001.

3. Supplemental professional activities agreement (the "Supplemental Professional Activities Agreement") dated December 14, 2000 between Rycor, the U of A Governors and the Inventors pursuant to which the Inventors agreed to continue to work towards advancing the Technology for so long as adequate funding was extended under the Contracted Research Agreement. The term of the Supplemental Professional Activities Agreement is the lesser of five years from December 14, 2000 or the time needed to obtain regulatory market approval for the use of the Peptide on humans in Canada, provided the Inventors or either of them is still employed by the University of Alberta but in any event not less than two years from December 14, 2000.

4. Voluntary pooling agreement (the "Pooling Agreement") dated for reference March 1, 2001 between Rycor, Reynolds Mirth Richards & Farmer, Barristers and Solicitors, the U of A Governors and the Subco Shareholders pursuant to which the parties agreed to place in pool a total of 21,000,000 common shares (the "Pooled Shares") of the Corporation which were issued on completion of the Qualifying Transaction. While held in pool, the Pooled Shares may not be sold, assigned, transferred, disposed of or encumbered in any manner whatsoever. The Pooled Shares will be released from pool on July 27, 2002 provided that, if at July 27, 2002, the Corporation has not obtained approval ("Regulatory Approval") from the appropriate regulatory body in Canada to commence, on humans, Phase III clinical studies in Canada utilizing the Technology, the one-year period shall automatically be extended for additional consecutive 30-day periods until Regulatory Approval is obtained, to a maximum of 12 such additional 30-day periods.

5. Share purchase and sale agreement (the "Share Purchase and Sale Agreement") dated March 1, 2001 between Rycor and the Subco Shareholders. Pursuant to the Share Purchase and Sale Agreement, which was non-arm's length, the Subco Shareholders sold to Rycor all of the issued shares of Subco and all of the shareholders' loans owed to them by Subco in consideration for an aggregate of 2,876,775 Rycor Shares and $600,000 as follows:

Name	Number of Rycor Shares	Cash Consideration
Clifford D. Giese	871,136	$180,000
Robin Giese	567,251	120,000
Kevin A. Giese	435,568	90,000
Judy Giese	283,626	60,000
Ryan Giese	141,813	30,000
Corrie Giese-King	141,813	30,000

Name	Number of Rycor Shares	Cash Consideration
Ronald E. Ticknor	293,755	60,000
Janet Ticknor	141,813	30,000
TOTAL:	2,876,775	$600,000

Subco had previously obtained the right to receive 10% of the income derived from licensing of the Technology pursuant to the Licensing Income Agreement. Pursuant to the Licensing Income Agreement, Subco committed to advance up to $1,000,000 to further develop the Technology (of which Subco expended approximately $208,000) in consideration for such rights, which commitment expired on termination of the Licensing Income Agreement.

Pursuant to an agreement (the "AutoImmune License Agreement") dated August 1, 2000 between Rycor and AutoImmune Inc. ("AutoImmune") of Pasadena, California, Rycor obtained an exclusive worldwide license to certain patents owned by AutoImmune (the "AutoImmune Patents"). The AutoImmune Patents cover claims which may be related to the Technology. As consideration for the AutoImmune License, Rycor is required to make certain periodic cash payments to AutoImmune and pay certain royalties to AutoImmune on an escalating scale based on net sales.

Description and General Business Development

Rycor was incorporated to commercialize the Technology which is based upon over 22 years of research at the University of Alberta by the Inventors. To date, the Inventors have completed certain pre-clinical studies, as well as Phase I human clinical trials in Canada. Phase II human clinical trials were conducted in Canada over a period of approximately four years and were completed on May 31, 2001. Results of Phase II are expected to be published in the fall of 2001. If Phase II results are positive, Rycor intends to commence Phase III human clinical trials in Canada within the forthcoming year. If Phase II results do not warrant proceeding to Phase III, Rycor intends to conduct either Phase IIB trials in Canada or an expanded Phase II trial in Canada, the United States and Europe.

Therapeutic Market

There are basically 2 types of multiple sclerosis: relapsing remitting and chronic progressive. Relapsing remitting multiple sclerosis occurs in about 50% of multiple sclerosis patients, and is characterized by periods of disease attack ("relapses") followed by periods of patient remission. Chronic progressive multiple sclerosis occurs in the other 50% of multiple sclerosis patients, and is characterized by a steady progression of disease attack and clinical symptom decline.

The chronic progressive multiple sclerosis market segment is further made up of two sub-segments: primary progressive and secondary progressive. Primary progressive patients represent 5 to 10% of the total multiple sclerosis population; these patients experience steady disease progression from the beginning of their disease activity. Secondary progressive patients represent about 40 to 45% of the total multiple sclerosis population; these patients start off as relapsing remitting patients (who face periods of disease attack followed by remission), but then switch to the progressive disease state where they come under steady attack:


MULTIPLE SCLEROSIS
RELAPSING REMITTING
50%
CHRONIC PROGRESSIVE
50%
PRIMARY
PROGRESSIVE
5 to10%
SECONDARY
PROGRESSIVE
40 to 45%

There are an estimated 2.5 million multiple sclerosis sufferers worldwide. Estimates of the incidence of multiple sclerosis in North America are as follows:

Country	Total Multiple Sclerosis Population
United States	350,000 - 400,000
Canada	50,000 - 60,000

The Technology is targeted at chronic progressive multiple sclerosis patients, which comprise approximately 50% of the population. *[Sources: Biogen, Schering, Serono, The World of Multiple Sclerosis, Multiple Sclerosis Network, and Multiple Sclerosis Society of Canada websites.]*

Regulatory Requirements

Regulations imposed by government authorities in Canada, the U.S. and other countries are a significant factor in the conduct of research, development, manufacturing and eventual marketing activities for Rycor's proposed product. In Canada, these activities are regulated through enforcement by the Canadian federal authorities of the *Food and Drug Act* (Canada) and the regulations thereunder. In the United States, drugs are regulated by the Food and Drug Administration ("FDA") and in Europe by federal agencies or by the European Medicines Evaluation Agency ("EMEA"). Regulatory authorities in Canada, the United States and Europe enforce regulatory processes which are similar in scope in that they require researchers to establish the safety, efficiency and quality of the drug before it is used in clinical studies or is marketed.

Pre-clinical Studies

The purpose of pre-clinical studies is to determine the safety, dosage, and pharmacological parameters of a new drug by administering it to animals before administering the drug to humans. These studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an *in vivo* disease model and has any toxic effects. Prior to conducting clinical studies on human subjects, an Investigational New Drug ("IND") submission must be made to the Therapeutic Products Program ("TPP") of Health Canada. The data collected during pre-clinical studies are presented in the form of an IND submission to the TPP. In Canada, IND submissions currently follow a 60-day default system of review, where the study may start 60 days after submission of the IND unless otherwise notified by the reviewing authority.

Clinical Trials

The duration of the clinical trials and number of subjects required to meet the requirements of the various government agencies vary with, among other things, the disease studied, the seriousness of the side effects, and the nature of the proposed treatment.

Phase I Clinical Studies – Phase I clinical studies are commonly performed in healthy volunteers or, more rarely when the therapeutic agent is relatively toxic, in selected patients with the serious or fatal disease or disorder. The objective of these studies is to investigate the safety of the treatment, the dose and dosage regimen, as well as pharmacokinetic and pharmacodynamic information. Pharmacologic parameters such as the rates of absorption, distribution, metabolism and excretion of the drug are investigated in Phase I clinical studies.

Phase II Clinical Studies – In Phase II clinical studies, further evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data is also to be gathered from these studies.

Phase IIB Clinical Studies (also called Phase II/III) – In Phase IIB studies, undertaken for serious or fatal diseases for which there is no adequate treatment, an accelerated approval of the product for commercial sale is possible, conditional upon the completion of subsequent Phase III trials. Phase IIB studies incorporate certain design and control features of both Phase II and III studies. If data collected from Phase IIB trials are statistically significant, authorization for accelerated approval may be sought from the appropriate regulatory authorities.

Phase III Clinical Studies – Phase III clinical studies consist of expanded large-scale studies of patients with the targeted disease or disorder and are designed to obtain definitive statistical evidence of the efficacy and safety of the drug or therapeutic agent in comparisons with standard therapy.

The TPP, FDA or the EMEA may interrupt clinical studies at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Prior to initiating these studies, the organization supporting the program is required to satisfy a number of requirements by means of submission of documentation to support the approval for a clinical trial.

The Submission Review Process

The regulatory process for authorization to sell a drug product includes the submission of satisfactory pre-clinical studies, suitable manufacturing and quality control information, and definitive evidence of safety and efficacy of the drug from clinical trials.

Drug manufacturing must comply with the Current Good Manufacturing Practice (the "CGMP"), a quality standard to ensure the control of production activities, raw material procurement, compliant management, product recalls, and labelling material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their drug production is consistent from one lot to the next.

Following completion of Phase III clinical studies, the compiled results of all clinical trials, information concerning the product and its composition, synthesis, manufacture, quality control, packaging and labelling are submitted to a federal drug regulatory agency for the purpose of obtaining product marketing approval. This application is known as a New Drug Application in the U.S. and a New Drug Submission in Canada. The review process generally takes one to two years, except for cancer and AIDS treatments which have recently been approved within 12 months. Government authorities may then require Phase IV

studies to be performed after the product is marketed to assess its long term effects. Once marketing approval is granted, the product is approved for commercial sale within its regulatory jurisdiction.

Product

The Peptide is intended as a therapeutic for chronic progressive multiple sclerosis patients. It is commonly accepted in the medical community that chronic progressive multiple sclerosis is an autoimmune disease whereby the myelin basic protein (the "MBP") in the nerve's myelin sheath (the nerve's protective coating) is attacked by the disease. In the course of their studies, the Inventors have discovered that in chronic progressive multiple sclerosis, disease attack results in increased antibodies to the MBP in the cerebrospinal fluid. They further discovered that in a significant number of chronic progressive multiple sclerosis patients, the body attacks a specific amino acid sequence "peptide" in the MBP and intravenous injection of the Peptide in synthetic form can, in certain circumstances, down-regulate the antibody production in a number of chronic progressive multiple sclerosis patients by inducing a positive immune response.

To date, the peptide technology has been administered to over 100 multiple sclerosis patients in Canada with no clinically untoward side effects reported.

A Phase I human clinical trial was conducted at the University of Alberta involving a group of 41 patients who received the Peptide over the course of a 2-year period. The published results of the study indicate that the Peptide had put 61% of the patients into remission, as defined by the suppression of the MBP antibodies in the cerebrospinal fluid into the normal range.

Phase II human clinical trials were completed on May 31, 2001. The Inventors' IND submission to the TPP for the Phase I and Phase II clinical trials received clearance in August 1998 and December 1998, respectively.

Business Strategy

Rycor's business objective is to develop the Technology in an effective and timely manner to the stage where it is a commercially viable product. Phase II human clinical trials in Canada were completed on May 31, 2001. Results of Phase II are expected to be published in the fall of 2001. Pending positive results from the Phase II trials, Rycor intends to proceed with Phase III human clinical trials in Canada. If Phase II results are not sufficiently positive to warrant proceeding to Phase III, Rycor intends to conduct either Phase IIB human clinical trials in Canada or expanded Phase II human clinical trials in Canada, the United States and Europe. The decision as to which way to proceed will be made following receipt of final Phase II results and after consultation with Rycor's scientific advisors and the relevant regulatory authorities.

In order to commence Phase III or Phase IIB human clinical trials in Canada, Rycor must organize and fund:

1. completion of certain pre-clinical animal studies and quality assurance testing in respect of the Technology. Refer to "Business of Rycor – Third Party Collaborations";

2. ordering of the Peptide from a third party manufacturer and contract with a third party company to package the Peptide. Refer to "Business of Rycor – Third Party Collaborations";

3. completion of the design of the Phase III or Phase IIB clinical trials with third party scientific investigators and consultants and submission to the regulatory authorities for approval of the clinical trial. Refer to "Business of Rycor – Third Party Collaborations";

4. development of certain clinical trials monitoring boards and contracting with a clinical research organization to administer the clinical trials. Refer to "Business of Rycor – Third Party Collaborations".

Based on information currently available to Rycor, the estimated cost to complete the minimum pre-clinical animal studies and quality assurance testing and either the Phase III or Phase IIB human clinical trials in Canada is $8,700,000; however, if Rycor is required to increase the scope of the pre-clinical animal studies and size or length of the Phase III or Phase IIB human clinical trials in Canada, the estimated costs could be as high as $17,050,000 ($2,750,000 for completion of the pre-clinical animal studies and quality assurance testing and $14,300,000 for the human clinical trials). In order to expand Phase III or Phase IIB human clinical trials to the United States and Europe, Rycor would require additional financing and regulatory approvals.

In order to conduct further Phase II human clinical trials in Canada, Rycor would be required to complete the same steps as outlined above. To expand those clinical trials to the United States and Europe would require approval of the FDA and EMEA. Based on information currently available to Rycor, the estimated cost to complete the pre-clinical animal and quality assurance studies and to conduct Phase II human clinical trials in Canada, the United States and Europe is $17,050,000 ($3,900,000 for completion of the pre-clinical animal studies and quality assurance testing and $13,150,000 for the Phase II human clinical trials.)

To date, Rycor has expended approximately $550,000 towards the pre-clinical animal studies referred to above and approximately $330,000 towards the next phase of human clinical trials, primarily on the purchase of Peptide required for such trials.

At this time, Rycor does not intend to become a fully-integrated pharmaceutical company with substantial in-house research and development, marketing or manufacturing capabilities. Rycor intends to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for its products. It is anticipated that future clinical development of Rycor's product outside Canada would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance to the development of the product. In exchange for certain product rights and commitments to market Rycor's product, the strategic partners will be expected to share in gross proceeds from the sale of Rycor's product. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

Third Party Collaborations

In order to minimize its overhead expenses, Rycor conducts research and project development work through various third parties engaged on a contractual basis. Pursuant to the Contracted Research Agreement and the Supplemental Professional Activities Agreement, respectively, Rycor has contracted with the University of Alberta to conduct research in respect of the Technology, and with the Inventors to provide certain research and medical advisory services to Rycor. In addition, pursuant to an agreement (the "Regulatory Consulting Agreement") dated October 30, 2000, Rycor has retained Randy Stroud Consulting (AB) Ltd. ("Randy Stroud Consulting") of Toronto, Ontario to provide project management services in respect of the preparation for and completion of certain regulatory submissions in respect of the Technology.

Pursuant to an agreement (the "Animal Studies Administration Agreement") dated November 24, 2000 between Rycor and Cantox Health Sciences Inc. ("Cantox") of Mississauga, Ontario, Rycor has retained Cantox to design and implement pre-clinical animal and laboratory studies in respect of the Technology.

As Rycor does not have facilities to manufacture biological compounds or the final dosage form of its product for human use, it's current business strategy is to outsource these services from third party

manufacturers. The Peptide is readily manufactured. There is more than one potential supplier of these manufacturing services on a world wide basis and the manufacturers' production is scalable to commercial levels. Pursuant to an agreement (the "Peptide Manufacturing Agreement") dated December 28, 2000 between Rycor and Peninsula Laboratories Inc. ("Peninsula") of San Carlos, California, Rycor has contracted with Peninsula for the manufacture of the Peptide.

Rycor is currently negotiating an agreement with a third party to manage the next stage of clinical studies.

Intellectual Property

The University of Alberta has a comprehensive patent protection policy in place, with three patent streams (each involving different claims). The patent portfolio covers the use of the Peptide for the treatment of multiple sclerosis. To date, the University has received three U.S. patents, two patents in New Zealand, two patents in the Russian Federation and one patent in each of Australia, Belgium, the United Kingdom, Ireland, Italy, the Netherlands, Sweden, Switzerland, Spain and Hungary. Patents are pending in several other countries.

In addition, Rycor has entered into the AutoImmune License Agreement. The relevant issued patents will expire between 2012 and 2018, depending on the jurisdiction. See "Risk Factors".

Competition

There are currently few therapeutic products on the market for the treatment of the target chronic progressive multiple sclerosis patients. There is one chemotherapy product approved in the U.S. for use in chronic progressive multiple sclerosis patients, and there are several products approved for the relapsing remitting market segment (interferons and another), and the companies which own them are attempting to get them approved for the chronic progressive multiple sclerosis market segment as well. Rycor believes that the Technology has a number of competitive advantages over these potentially competitive therapies, including:

1. a potentially higher efficacy in treating the disease;

2. not being a general immunosupressant;

3. having no negative side effects; and

4. requiring an infrequent dosing regimen.

The pharmaceutical industry is very competitive and subject to rapid and substantial technological change. There can be no assurance that development by others will not render Rycor's product non-competitive or that Rycor will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products.

Rycor is aware of certain competitor programs for the development of pharmaceutical products and alternative therapies that are targeted for the treatment of chronic progressive multiple sclerosis. Certain of Rycor's competitors are developing alternative peptide therapies for the disease. To the knowledge of Rycor's management, those therapies have either suffered from poor results in clinical trials, are now being used for the relapsing remitting type of multiple sclerosis, or are in earlier stages of clinical development. The pre-clinical research and capital costs together with the intellectual property position licensed by Rycor are also believed to provide a barrier to entry for newcomers seeking to pursue peptide-based therapies similar to that of Rycor. The existence of products or therapies developed by these competitors, or other products or treatments of which Rycor is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of the Technology.

Management's analysis of the competing technologies and drug developers leads to the following conclusions:

- There is a market opportunity in that chronic progressive multiple sclerosis patients currently lack medical treatments which are effective and free of negative side effects.
- There are a variety of competing products used for the relapsing remitting form of multiple sclerosis or for other diseases, for which approval is being sought for use on chronic progressive multiple sclerosis patients, but which products appear to suffer from the disadvantage of limited efficacy and unwanted side effects.
- Competing technologies using peptide therapies have either demonstrated poor results or are in earlier stages of clinical development, and face certain barriers to entry for their products.
- Many of the other therapies and treatment methods may be complementary in effectively managing the disease.

Product Marketing Strategy

The market for the Peptide being developed by Rycor may be large and will require substantial sales and marketing capability. Rycor intends to enter into one or more strategic partnerships or collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, Rycor will establish arrangements with various partners for different geographical areas. Rycor's board has experience with the partnering process.

Summary and Analysis of Financial Operations

The following table summarizes the financial operations of Rycor for the years ended December 31, 2000 and December 31, 1999 and for the three months ended March 31, 2001:

	Three Months Ending March 31, 2001	Year Ending December 31, 2000 (audited)	Year Ending December 31, 1999 (audited)
Sales	-	-	-
Gross profit	-	-	-
Research and Development Expenses	$92,427	$516,183	-
Sales and Marketing Expenses	-	-	-
General and Administrative Expenses	$55,722	$29,468	-
Net Income (Loss)	($358,079)	$(464,697)	
Working Capital	$11,367,160	$5,049,297	$(2,286)
Property, Plant and Equipment	-	-	-
Deferred Research and Development	-	-	-
Other Intangibles	$17,340,308(1)	$15,500,507 (2)	$2,291(3)
Long Term Liabilities	-	-	-
Shareholders' equity			
Dollar amount	$28,707,468	$20,549,804	$5

	Three Months Ending March 31, 2001	Year Ending December 31, 2000 (audited)	Year Ending December 31, 1999 (audited)
Number of securities	21,000,050 Rycor Shares 10,621,076 Series A Special Warrants 6,810,163 Series B Special Warrants	18,123,275 Rycor Shares 5,590,869 Series A Special Warrants 4,172,991 Series B Special Warrants	50 Rycor Shares

Notes:

(1) *This amount is comprised of licensing costs of $17,317,516 and capital assets of $22,792.*

(2) *This amount is comprised of licensing costs of $15,497,954 and organization costs of $2,553.*

(3) *This amount is for organization costs.*

This discussion and analysis of the results of the operations and financial condition of Rycor should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2001 and the audited financial statements for the year ended December 31, 2000 which form a part of this prospectus. The Corporation, being a CPC prior to completion of the Qualifying Transaction, had no business operations and no assets other than cash prior to completion of the Qualifying Transaction.

Revenue and Expenses – Three Months Ended March 31, 2001

Rycor is still in the development stage and has not been profitable since its inception. Rycor expects to continue to incur substantial losses in continuing the research and development of the Technology. The net loss for the three months ended March 31, 2001 was $358,079 as compared to $464,697 for the year ended December 31, 2000. The increase in relative terms was due primarily to an increase in amortization of licensing costs and an increase in general and administrative expenses. Rycor does not expect to generate significant revenues unless the Technology becomes commercially viable. Rycor has and expects to continue to incur a variety of expenses in carrying out its research and development programs and the next stage of clinical studies as detailed under "Use of Proceeds" For the three months ended March 31, 2001, Rycor incurred general and administrative expenses of $55,722 and research and development expenses of $92,427, as compared to general and administrative expenses of $29,468 and research and development expenses of $516,183 for the year ended December 31, 2000. The increase in general and administrative expenses was attributable to increased legal, accounting, office and salary expense which resulted from Rycor's acquisition of the license to the Technology. Research and development expenses reflect expenses for both Phase II studies (now completed) and preparation for the next phase of clinical trials. Amortization of licensing costs of $333,585 for the period ended March 31, 2001 ($7,993 for the year ended December 31, 2000) reflected the acquisition of the license to the Technology from the University of Alberta in December, 2000. General and administrative costs are expected to increase as Rycor prepares for and proceeds to the next phase of clinical trials.

Liquidity and Capital Resources – Three Months Ended March 31, 2001

For the three months ended March 31, 2001 Rycor had working capital of $11,367,160. The increase in working capital from December 31, 2000 was a result of Rycor issuing an additional 7,667,579 Special Warrants. Its shareholders equity was $28,707,468 reflecting the sale of the additional Special Warrants and the acquisition of the shares of Subco in consideration for the issuance of 2,876,775 Rycor Shares. Rycor currently has no source of cash other than the sale of its equity securities and interest income. Interest income for the three months ended March 31, 2001 was $123,798 compared to $88,947 for the year ended December 31, 2000. The increase was attributable to Rycor's greater cash reserves during the

period ended March 31, 2001. Rycor believes it has adequate cash reserves to carry out further clinical trials in respect of the Technology as currently contemplated; however, any unforeseen increase in the costs of those trials would require Rycor to raise additional financing through the sale of equity securities. There is no assurance such financing would be available. Investing activities consisted of the expenditure of $585,689 in respect of Technology licensing costs through the acquisition of the shares of Subco by Rycor, and recoverable GST, primarily paid in relation to the acquisition of the license to the Technology, in the amount of $1,315,886.

Revenue and Expenses – Year Ended December 31, 2000

For the year ended December 31, 1999, Rycor incurred no expenses as the acquisition of the license to the Technology from the University of Alberta did not occur until December 14, 2000. For the year ended December 31, 2000, Rycor incurred general and administrative expenses of $29,468 and research and development expenses of $516,183 compared to nil for the previous year when Rycor was not conducting business. The net loss for the year was $464,697 compared to nil for the previous year when Rycor did not conduct any business.

Liquidity and Capital Resources – Year Ended December 31, 2000

For the year ended December 31, 1999, Rycor had a working capital deficit of $2,286 and share capital of $5.00. For the year ended December 31, 2000, Rycor had working capital of $5,049,297 which reflected its commitment to issue Special Warrants as at the end of that period. Interest income was $88,947 compared to nil for the previous year. Its shareholders' equity was $20,549,804 reflecting its Special Warrant financing as at December 31, 2000 and its issuance of 18,123,225 common shares at a deemed price of $0.53 in exchange for the license to the Technology. Investing activities consisted of the licensing costs for the Technology of $5,900,000 and GST of $1,336,510, the majority of which related to licensing of the Technology.

VALUATION

Introduction

The Offer was an "insider bid" as such term is defined in both the *Securities Act* (Alberta) and the *Securities Act* (British Columbia), and accordingly, the Corporation retained Deloitte & Touche Corporate Finance Canada Inc. ("Deloitte & Touche Corporate Finance") to prepare a valuation of Rycor. In their valuation report dated May 15, 2001 (the "Valuation Report") Deloitte & Touche Corporate Finance stated that based upon the scope of their review and analysis and the assumptions used, they were of the opinion that the fair market value at March 31, 2001 of all of the issued and outstanding shares of Rycor was in the range of $88 million to $134 million, with a midpoint of $111 million. A copy of the Valuation Report will be available for inspection during normal business hours at the offices of Anfield Sujir Kennedy & Durno, Barristers and Solicitors, at Suite 1600 - 609 Granville St., Vancouver, BC V7Y 1C3.

Scope of Review

In forming their opinion of value the scope of review of Deloitte & Touche Corporate Finance included, but was not limited to, the following:

1. Forecasted future clinical trial costs and probabilities of successfully completing each stage of the regulatory approval process.
2. Forecasted revenues and expenses on successful commercialization of the Technology.
3. The patents and patent applications.

4. CV's of the Inventors.

5. Review of various articles by the Inventors.

6. Review of information on the epidemeology of multiple sclerosis, the course and symptoms of multiple sclerosis, the clinical presentation of multiple sclerosis, the incidence of multiple sclerosis, the multiple sclerosis market and current multiple sclerosis treatments.

7. Rycor's Business Plan dated April, 2001.

8. Subco's unaudited financial statements for December 31, 2000 and September 30, 2000.

9. Rycor draft review financial statements for the three months ending March 31, 2001.

10. The Corporation's balance sheet as at December 31, 2000.

11. The Corporation's, Rycor and Subco's Pro Forma Combined Financial Statements for December 31, 2000.

12. AutoImmune License Agreement.

13. Review of the financial statements, annual reports, press releases and websites of various biotechnology and pharmaceutical companies including:
    - Biogen, Inc.
    - Neurocrine Biosciences, Inc.
    - Schering AS
    - Corixa Corporation
    - Teva Pharmaceutical Industries Ltd.
    - Angiotech Pharmaceuticals, Inc.
    - Coulter Pharmaceuticals Inc.
    - Progenics Pharmaceuticals, Inc.
    - Biomira Inc.
    - Altarex Corporation
    - ICOS Corporation
    - BioChem Pharma Inc.
    - The Ares Serono Group
    - Dupont (Dupont Pharmaceuticals)
    - Cambridge Neuroscience, Inc.
    - Abbott Laboratories
    - AutoImmune, Inc.
    - Inhale Therapeutics
    - Chiron
    - Acorda Therapeutics
    - Avant Immunotherapeutics
    - Insmed
    - CeNeS Pharmaceuticals
    - Alexion
    - Interferon Sciences

- Connetics
- ISIS Pharmaceuticals
- Immune Response
- Millennium
- Immunex
- Protein Design Labs
- Active Biotech

14. Review of various industry information available on the following websites:
    - National Multiple Sclerosis Society
    - The World of Multiple Sclerosis
    - The Multiple Sclerosis Foundation
    - National Institute of Neurological Disorders and Stroke
    - Multiple Sclerosis Network
    - International Multiple Sclerosis Support Foundation
    - Recombinant Capital
    - Biospace

15. Recent articles from:
    - Neurocrine press releases (July 20, 1999)
    - BIOWORLD Today
    - Dow Jones Newswires
    - Blood Weekly
    - The Wall Street Journal
    - USA Today
    - The Globe & Mail

16. Notes and memos prepared by Kevin A. Giese regarding the epidemeology, incidence, development plan and pharmaeconomics of the peptide, which Mr. Giese has studied on a full-time basis for the past three years.

17. Investment dealer research reports on the multiple sclerosis industry and companies conducting research in the multiple sclerosis field by:
    - UBS Warburg
    - Merrill Lynch
    - J.P. Morgan Chase H & Q
    - Yorkton
    - Cannacord Capital Corporation

18. Discussions with Kevin Giese and Cliff Giese.

19. Discussions with Randy Stroud.

20. Discussions with Laine Woollard.

21. Discussions with Dr. Donald W. Paty, University of British Columbia and the Inventors.

22. Letters from Therapeutic Products Programme, Health Canada dated August 20, 1998 and December 2, 1998.

23. Letters from Bioserv Corporation and Peninsula, outlining manufacturing costs.

24. Letters from Randy Stroud Consulting dated September 3, 1998 and December 2, 1998.

25. The Corporation's management information.

26. Clinical trial information provided by Endpoint Research Ltd.

27. Cost estimates for non-clinical toxicology program and bioanalytic work from Cantox dated May 11, 2001.

28. A letter of representation obtained from management wherein they confirmed certain representations and warranties made to Deloitte & Touche Corporate Finance including a general representation that they had no information or knowledge or any facts or material information not specifically noted in the Valuation Report which, in their view, would reasonably be expected to reflect the valuation calculations noted herein.

Deloitte & Touche Corporate Finance did not audit or otherwise verify the information relied upon in forming their valuation opinion.

Major Assumptions

In arriving at their opinion of value, Deloitte & Touche Corporate Finance relied upon the following major assumptions:

1. The patents are valid, can defend the Technology and provide Rycor with freedom to operate in its chosen field.

2. Funds can be obtained to complete the regulatory approval process.

3. Results of Canadian Phase I trials and preliminary result of Phase II trials are positive and warrant further investment in the Technology.

4. The forecast of future clinical trial costs and probabilities of successfully completing each stage of the regulatory approval process is reasonable.

5. The assumptions underlying the forecast of revenues and expenses on successful commercialization of the Technology are reasonable.

6. At the valuation date there were no contingent or unrecorded liabilities, environmental liabilities, litigation pending or threatened other than in the ordinary course of business.

Basis of Valuation

In deciding on the appropriate approach for valuing the Technology, the following factors were considered by Deloitte & Touche Corporate Finance:

1. The Technology will not produce positive cash flows for several years.

2. An estimate of future costs, revenues and probabilities of technical success.

3. Existence of public biotechnology companies which have no commercialized products.

Based on the above factors, Deloitte & Touche Corporate Finance selected the probability discounted cash flow, approach and the market approach to determine the fair market value of the Technology.

Probability Adjusted Discounted Cash Flow

Probability adjusted discounted cash flow is made up of a clinical trial component and a commercialization component. In the first component of the projection, Deloitte & Touche Corporate Finance estimated the future clinical trial costs and the probability of successfully completing each stage. In the second component, they estimated the future cash flows when the Technology is commercialized. They applied an appropriate discount rate to each component to determine the discounted cash flow value. In preparing their forecasts, Deloitte & Touche Corporate Finance used information from management and from their knowledge of the biotechnology industry to develop the underlying assumptions.

Market Approach

Deloitte & Touche Corporate Finance stated in the Valuation Report that the market approach for valuing the Technology was appropriate because of the existence of several publicly traded biotechnology companies, which have products in the development stage, but no commercialized products. As there are many differences between these companies and the Technology, Deloitte & Touche Corporate Finance used this approach to ensure that the value determined under the probability adjusted discounted cash flow was in a reasonable range.

Market approaches where relevant information was obtained included:

1. A review of the market capitalization and technology value of Canadian biotechnology companies with lead therapeutic products in Phase II clinical trials.

2. A review of the market capitalization of companies with multiple sclerosis therapeutics.

3. A review of second and third round venture capital financing in the life sciences sector for the year prior to the valuation.

Share Value

Once they determined the technology value Deloitte & Touche Corporate Finance added this to the cash of Rycor to derive the share value.

Probability Adjusted Discounted Cash Flow Value

Forecasted Regulatory Approval Process

Deloitte & Touche Corporate Finance estimated the cost of each of the steps of the regulatory process and the probability of successfully completing each step. To determine the length of each of the steps, Deloitte & Touche Corporate Finance considered the length of clinical trials for other multiple sclerosis treatments and their experience in the biotechnology field. They noted that the four multiple sclerosis therapeutics that are currently on the market (Novatrone, Copaxone, Rebif and Avonex) all had Phase III clinical trials that studied patients for two years prior to market launch.

Forecasted Post-Approval Commercialization

The second component of the income approach is the value on commercialization after approval of the Technology. Deloitte & Touche Corporate Finance prepared a forecast of the sales of the product based on discussions with management and their understanding of the biotechnology industry for Canada and the rest of the world.

Discount Rate

Deloitte & Touche Corporate Finance used different discount rates for each component of the forecast.

Based on certain factors and their knowledge of the biotechnology industry, Deloitte & Touche Corporate Finance selected a discount rate of 30% to 35% for the Canadian market and 35% to 40% for the rest of the world market. In selecting the discount rates, they considered that venture capital rates of return on start up businesses range from 25% to 50%.

Deloitte & Touche Corporate Finance used a discount rate of 25% to 30% for the regulatory approval component of the forecasted cash flow. In the regulatory approval component, they estimated the probability of success of each stage; therefore, a significant amount of the risk associated with this component was already incorporated in the forecast. The cumulative effect of the discount rates used and the effect of the decision tree probability analysis results in an effective discount rate of more than 50% for the pre-commercialization phases.

Discounted Cash Flow Value

The discounted cash flow value is calculated by applying the discount rate to the forecast cash flows. Deloitte & Touche Corporate Finance assumed that there was no terminal value after 2016 as that is when the majority of the patents will have expired.

Deloitte & Touche Corporate Finance concluded that the discounted cash flow value of the Technology ranges from approximately $77 million to $123 million as at March 31, 2001.

Market Approach

Comparable Public Company Approach

Deloitte & Touche Corporate Finance considered the technology value of Canadian biotechnology companies that have products in Phase II trials. They noted that the technology values of these companies ranged from $4.4 million to $282 million, with an average of $94 million.

Comparable Public Multiple Sclerosis Company Approach

Deloitte & Touche Corporate Finance also considered the technology value of companies that have an interest in multiple sclerosis.

Venture Capital Approach

The venture capital approach is a method for estimating fair market value by examining venture capital transactions and determining the implied value of companies using the amount funded and the percentage interest in the company. Using these two factors, the implied post-money value of the company is calculated by dividing the percentage interest obtained in the company into the amount of the funding. The pre-money value is then obtained by subtracting the amount funded from the post-money value.

Deloitte & Touche Corporate Finance reviewed a database of 279 second and third round biotechnology venture capital financings during 2000 compiled by VentureOne. Out of 279 transactions, the median pre-money valuation was $60 million, the mean was $78 million and the pre-money valuations ranged from $7 million to $359 million.

Valuation Conclusion

A summary of the valuation conclusions under the various methods is as follows:

Income Approach	Low ($Cdn millions)	High ($Cdn millions)
Discounted Cash Flow	$77	$123

Market Approach	Low ($Cdn millions)	High ($Cdn millions)
Comparable Public Company Approach	$4	$282
Venture Capital Approach	$7	$359

Deloitte & Touche Corporate Finance concluded that fair market value of the Technology is best represented by the discounted cash flow approach and that the discounted cash flow approach is supported by the Market Approaches.

They added the value of the Technology and the cash in Rycor at March 31, 2001 in order to determine the fair market value of Rycor.

Discounted Cash Flow Value	$77 million	$ 123 million
Cash	$11 million	$11 million
Value of Shares of Rycor	$88 million	$134 million

Restrictions and Limitations

1. The valuation conclusion is as of March 31, 2001. This value is as of a point in time and may change over time with the circumstances of Rycor and market conditions. Deloitte & Touche Corporate Finance has done no review (nor are they under any obligation to do so) of the valuation subsequent to March 31, 2001.

2. Deloitte & Touche Corporate Finance reserves the right to review all calculations and analysis in the Valuation Report and, if they consider it necessary, to revise the Valuation Report in the light of information that becomes known to them after the date of the Valuation Report. They are under no obligation to notify anyone should any changes be deemed necessary.

3. Deloitte & Touche Corporate Finance has relied upon the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions or representations obtained by it from senior management of the Corporation and Rycor and their consultants and advisors. The opinion is conditional upon such completeness, accuracy, and fair presentation of such information. Except as expressly described herein, Deloitte & Touche Corporate Finance has not attempted to verify independently the completeness, accuracy or fair presentation of the information.

4. The Corporation and Rycor have represented and warranted to Deloitte & Touche Corporate Finance that, other than as specifically disclosed in writing or as contemplated in financial statements, all information concerning the acquisition (the "Acquisition") of Rycor by the Corporation provided to Deloitte & Touche Corporate Finance, directly or indirectly, orally or in

writing, by the Corporation and Rycor and their respective agents and advisors in connection with the engagement of Deloitte & Touche Corporate Finance:

(i) was in the case of all historical financial information concerning Rycor and the Acquisition, at the date of preparation, presented completely and fairly in all material respects;

(ii) was with respect to any portion of the projections: (a) prepared on a basis reasonably consistent with accounting policies, (b) prepared using reasonable assumptions, and (c) the senior officers of the Corporation and Rycor have no reason to believe are misleading in any material respect;

(iii) the title to all such assets, properties, or business interests purportedly owned by Rycor is good and marketable and there are no adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests and that the subject assets, properties, or business interests are free and clear of any and all liens, encumbrances or encroachments;

(iv) at the valuation date there were no material contingent or unrecorded liabilities, environmental liabilities, litigation pending or threatened other than in the ordinary course of business;

(v) the financial statements and financial forecasts referred to under "Scope of Review" are the most comprehensive available. The financial statements contain all, and reflect only those, revenues, expenses, assets and liabilities of Rycor. The financial forecasts are management's best estimate for the future earnings and cash flows of Rycor;

(vi) there is full compliance with all applicable federal, local, state, provincial and national regulations and laws, as well as the policies of all applicable regulators and that all required licences, rights, consents, or legislative or administrative authority from any federal, local, state, provincial or national government, private entity, regulatory agency or organization have been or can be obtained or renewed for the operation of the business of Rycor, including any use on which the services of Deloitte & Touche Corporate Finance are to be based.

5. Should any of the above representations not be accurate or should any of the other information provided to Deloitte & Touche Corporate Finance not be factual or correct, the valuation opinion of Deloitte & Touche Corporate Finance, as expressed in the Valuation Report, could be different.

6. The opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of Rycor and any of its subsidiaries and affiliates as represented to Deloitte & Touche Corporate Finance in discussions with management of the Corporation and Rycor. In the analyses and in preparing the opinion, Deloitte & Touche Corporate Finance made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deloitte & Touche Corporate Finance or any party involved in the Acquisition.

7. Deloitte & Touche Corporate Finance believes that the opinion must be considered as a whole and that selecting portions of the analyses or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

8. The opinion of Deloitte & Touche Corporate Finance is not to be construed as a recommendation to any board member or shareholder of Rycor as to whether to accept of reject the Offer. Readers and potential investors should do their own independent analysis and due diligence regarding the value of the securities of Rycor.

USE OF PROCEEDS

Available Funds

As of July 31, 2001, the Corporation had working capital of approximately $10,000,000. If the entire Offering is sold, the Corporation will receive gross proceeds of $8,250,000 which, when added to working capital of $10,000,000 as at July 31, 2001, will total $18,250,000.

Use of Funds

The Corporation and Rycor intend to expend the funds available on completion of the Offering as follows:

Application of Funds	Amount of Funds
Expenses of the Offering	$125,000
Remaining expenses of the Qualifying Transaction	$75,000
Commission to the Agent	$660,000
Pre-clinical development and further human clinical trials (1)	$16,170,000
Administration for 12 months(2)	$504,000
Payment to the University of Alberta pursuant to Contracted Research Agreement(3)	$300,000
Working capital to fund on-going operations(4)	$416,000
TOTAL:	$18,250,000

Notes:

(1) *To date, Rycor has expended approximately $550,000 towards pre-clinical animal studies and approximately $330,000 towards the next phase of human clinical trials, primarily on the purchase of Peptide required for such trials. This is the balance of the current estimated cost to conduct Phase III or Phase IIB human clinical trials in Canada or to conduct further Phase II human clinical trials in Canada and to expand those trials to the United States and Europe and is comprised of:*

a. *For Phase III or Phase IIB human clinical trials, $2,200,000 for pre-clinical animal studies and quality assurance testing and $13,970,000 for either Phase III or Phase IIB human clinical trials; or*

b. *For further Phase II human clinical trials, $3,350,000 for pre-clinical animal studies and quality assurance testing and $12,820,000 for Phase II human clinical trials.*

All amounts are estimates and are subject to revision. See "Business of Rycor – Business Strategy."

(2) *Includes estimated costs to fund office, administrative salaries, legal and accounting expenses for the 12 months following completion of the Offering. See "Use of Proceeds - Administration"*

(3) *This amount is to fund continued research at the University of Alberta in respect of the Technology. See "Business of Rycor – Acquisitions and Dispositions"*

(4) *Includes payments due to AutoImmune for the 12 months following completion of the Offering. See "Business of Rycor – Acquisitions and Dispositions"*

The Corporation and Rycor will spend the funds available upon completion of the Offering to further the stated business objectives as set out under the heading "Business of Rycor". There may be circumstances where, for sound business reasons, a reallocation of funds may be necessary in order for the stated business objectives to be achieved.

Administration

The administration expenses that are expected to be incurred by the Corporation and Rycor during the 12-month period following the completion of the Offering are as follows:

Category	Average Monthly Amount	Annual Total
Office(1)	$5,000	$60,000
Management Fees	8,333	100,000
Bookkeeping and Secretarial	4,100	49,200
Legal	5,000	60,000
Audit and Accounting	2,500	30,000
Transfer Agent and Regulatory fees	1,000	12,000
Marketing, Travel and Promotion	13,500	162,000
Miscellaneous	2,500	30,000
TOTAL:	$42,000	$504,000

Notes:

(1) Includes rent, telephone, courier charges, supplies and miscellaneous office expenses.

RISK FACTORS

The following risk factors should be read carefully. The risks and uncertainties described below are not the only ones that will be faced by the Corporation and Rycor. Other risks and uncertainties, including those management of the Corporation or Rycor do not currently consider material, may impair the Corporation's business. The risk factors discussed below may materially adversely affect the business, financial condition, operating results or cash flow of the Corporation. In addition to matters set forth elsewhere in this prospectus, shareholders should consider the following risk factors relating to the business of the Corporation and Rycor. The order in which risk factors appear is not intended as an indication of the relative weight or importance thereof. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

Volatility of Share Price

The price of shares of pharmaceutical companies in general tends to be volatile. Factors such as the announcement (to the public or at science conferences) of technological innovations, new commercial products, patents, the obtainment of exclusive rights by other companies, the results of clinical tests, regulations, publications, quarterly financial results, public concerns over the risks of development of new drugs, future sales of shares by the Corporation or its current shareholders, and many other elements could materially affect the price of the Corporation's Common Shares.

History of Operating Losses

To date, neither Rycor nor the Corporation has recorded any revenues from the sale of therapeutic products. Since incorporation, both the Corporation and Rycor have accumulated net losses and expect such losses to continue as they commence product and clinical development and eventually seek regulatory approval for the sale of the Peptide. Rycor and the Corporation expect to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund their continuing operations. Neither the Corporation nor Rycor has ever paid a dividend and they do not anticipate paying any dividends in the foreseeable future.

Limited Operating History

Rycor and the Corporation were only recently incorporated and have not begun to market any product or generate revenues. The Corporation expects to spend a significant amount of capital to fund research and development and on further laboratory and animal studies and human clinical trials. As a result, the Corporation expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable. Even if the Corporation does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Corporation cannot predict when, if ever, it will be profitable. There can be no assurances that the Technology will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed.

The Corporation will be undertaking additional laboratory and animal studies and human clinical trials on the Technology, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Unproven Market

The Corporation believes that the anticipated market for its potential product and technology will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

Lack of Manufacturing, Pharmaceutical Development and Marketing Experience

Neither the Corporation nor Rycor has any manufacturing, pharmaceutical development or marketing experience. To be successful, any product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to manufacture and package any products in commercial quantities, if it elects to do so, the Corporation will need to develop its own manufacturing or packaging facilities or contract with third parties to manufacture or package such product. No assurance can be given that the Corporation will be able to make the transition to commercial production. In addition, production of any products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of any products.

Neither the Corporation nor Rycor has any experience in pharmaceutical development, including the management of multi-centre clinical trials, and will be significantly reliant on third party consultants to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Corporation's success.

To be successful, a product must also be successfully marketed. Neither the Corporation nor Rycor has any experience in marketing pharmaceutical products and there can be no assurance that the Corporation can market any product which may be developed in a manner which could assure its acceptance in the market place.

Need for Additional Capital and Access to Capital Markets

Although the Corporation believes that on completion of the Offering there will be sufficient capital to complete the research and the next phase of clinical trial development in Canada in respect of the Technology, unexpected or unforeseen costs may arise. Greater than anticipated amounts of capital will be required if the animal studies are delayed or take longer than expected to be completed or if Rycor is required to increase the size and/or length of the next phase of clinical trials. In addition, the seeking of regulatory approval for the product, development and protection of the patent portfolio and marketing of any product will also incur significant further funding. There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of the Technology even if regulatory approval to market the Peptide is obtained.

Government Regulations

The manufacture and sale of human therapeutic products in Canada, the United States and other countries is governed by a variety of statutes and regulations in such countries. These laws require control of manufacturing facilities, controlled research and testing of products, government review and clearance of a submission containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to Good Manufacturing Practice during production and storage, and control of marketing activities, including advertising and labelling.

The Technology will require significant development, pre-clinical and clinical testing and investment of significant funds prior to its commercialization. There can be no assurance that any commercially viable product will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the expenditure of substantial resources. Any failure to obtain or a delay in obtaining such approvals could adversely affect the Corporation's ability to utilize the Technology, therefore adversely affecting operations. Further, there can be no assurance that any product which is developed will prove to be safe and effective in clinical trials or receive regulatory approvals. Markets, other than the U.S. and Canada, have similar restrictions.

Conflicts of Interest

The directors and officers of the Corporation and of Rycor are directors and officers of other corporations. Conflicts may arise between their duties to the Corporation, Rycor and their duties to such other corporations. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation.

Competition

Research to develop new products or methods of treating multiple sclerosis is expected to intensify. The pharmaceutical industry is subject to rapid and significant technological change. Currently, the Corporation has identified a number of companies developing alternative competing technologies.

Furthermore, technological competition from pharmaceutical companies and universities is expected to increase. Other companies may be formed that develop products faster than the Corporation. Products used for the treatment of relapsing remitting multiple sclerosis and for other diseases may be approved for use on chronic progressive multiple sclerosis patients in a short time frame. Products may be developed that are more effective than that proposed to be developed by the Corporation.

Administration of the Pre-Clinical and Clinical Studies

The process of conducting pre-clinical studies, human clinical trial testing and the obtaining of required approvals is likely to take a number of years and require the expenditure of substantial resources. The amount and timing of pre-clinical studies, including animal testing, to be conducted prior to the commencement of human clinical trials is at the discretion of federal regulators, and may involve significantly more time and money than anticipated.

In addition, human clinical trials may take longer to start and complete than anticipated. In particular, there is competition from various pharmaceutical products for access to a limited number of research clinics in Canada and other countries which are qualified to participate in multi-centre human clinical trials. There can be no assurance that access to such clinics will not be delayed longer than anticipated, or obtained at all.

The animal testing and human clinical trials may result in adverse animal or patient reactions or statistically insignificant results, which may require a cessation or extension of the trials, or an increase in the number of patients enrolled in a given trial or the need to undertake ancillary testing and human trials. This may result in additional delays and expenses, cessation of the project and an adverse effect on operations.

Use of Funds

The Corporation's management will have significant discretion as to the use of the Corporation's funds. The Corporation currently intends to use the funds available on completion of the Offering as described herein. However, the directors of the Corporation may decide to alter their current business plan and may decide to expend the funds in a materially different manner.

Shareholder Control

Some of the Corporation's existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders. If certain shareholders act together, they may be able to exert a significant degree of influence over the Corporation's management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Corporation and might affect the market price of the Common Shares, even when a change may or may not be in the best interests of all shareholders. In addition, the interests of this concentration of ownership may not always coincide with the Corporation's interests or the interests of other shareholders and accordingly, they could cause the Corporation to enter into transactions or agreements which it would not otherwise consider.

Reliance on Third Parties and Future Collaboration

Rycor's strategy is and has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for research, development, clinical testing, manufacturing, marketing and commercialization of the Technology and any resulting commercially viable product. There can be no assurance , however, that Rycor will be able to maintain its current collaborations or establish new collaborations on favourable terms, if at all, or that its current or future collaborative arrangements will be successful.

Rycor currently holds a license from AutoImmune for the AutoImmune Patents. Rycor is obligated to make certain maintenance and royalty payments on the sale, if any, of products resulting from the AutoImmune Patents. There can be no assurance that the AutoImmune License will not terminate or that it will be renewed. Rycor has acquired a license to the Technology held by the University of Alberta. Pursuant to the terms of the License Agreement, Rycor is obligated to exercise diligence in bringing potential products to market. There can be no assurance the License Agreement will not terminate.

Attraction and Retention of Key Employees and Consultants

The Corporation and Rycor are depending highly upon their respective management staff and third party scientific and business consultants, the loss of whose services might impede the achievement of the Corporation's and Rycor's business objectives. In addition, the anticipated development of the Technology will require additional expertise in research, clinical testing, regulatory approval, manufacturing and marketing which are expected to place increased demands on the Corporation's and Rycor's resources and management skills and reliance on outside consultants. There can be no assurance that the Corporation or Rycor will be able to attract and retain such personnel and consultants on acceptable terms given the competition among numerous pharmaceutical companies, universities and other research institutions for experienced personnel. The failure to retain such personnel or consultants, or to develop or otherwise acquire the expertise could adversely affect prospects for the Corporation's success.

Licenses, Patents and Proprietary Rights

Rycor intends to utilize certain technology which has been licensed to it by AutoImmune and the Technology which Rycor has licensed from the University of Alberta. While the Corporation's existing license agreement with AutoImmune is in good standing, it may be terminated by AutoImmune if there is a breach of the AutoImmune License Agreement. The Corporation and Rycor are and will be in the future, reliant on AutoImmune and the University of Alberta to ensure that the underlying patents are maintained and valid and prosecuted.

The Corporation's success will depend, in part, on the ability of the University of Alberta and AutoImmune to obtain patents, maintain trade secret protection and operate without infringement on the proprietary rights of third parties or having third parties circumvent Rycor's rights. AutoImmune and the University of Alberta are actively pursuing applications for patents in the U.S. and other countries. The patent positions of pharmaceutical firms and universities, including AutoImmune and the University of Alberta, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of pharmaceutical patent claims that are granted by the United States Patent and Trademark Office or enforced by the U.S. Federal courts. In addition, the scope of the originally claimed matter in a patent application can be significantly reduced before a patent is issued. The pharmaceutical patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. The laws of certain non-U.S. countries may not protect Rycor's existing or planned licensed intellectual property rights to the same extent as the laws of the United States and Canada. Thus, there can be no assurance that any of Rycor's licensed patent applications or those of the University of Alberta will result in a patent grant, that Rycor, AutoImmune or the University of Alberta will develop additional proprietary products that are patentable, that any patents issued to Rycor, the Corporation, AutoImmune or the University of Alberta will provide the Corporation or Rycor with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of third parties will not impede the ability of the Corporation and Rycor to do business or that third parties will not be able to circumvent Rycor's licensed patents. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the Corporation's or Rycor's products, or, if patents are issued to the Corporation, Rycor, AutoImmune or the University of Alberta, design around the patented products developed by them.

A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to Rycor's business. Some of these technologies, patent applications or patents may conflict with the technologies, patent applications or patents licensed or intended to be licensed by Rycor. Such conflict could limit the scope of the patents, if any, that AutoImmune or the University of Alberta may be able to obtain or result in the denial of the patent applications. In addition, if patents that cover Rycor's activities are issued to other companies or institutions, there can be no assurance that Rycor or the Corporation would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If the Corporation or Rycor does not obtain such licenses, they could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring licenses is prohibited. In addition, the Corporation and Rycor could incur substantial costs in defending themselves in lawsuits brought against the Corporation or Rycor on patents they might infringe, in filing suits against others to have such patents declared invalid or in filing suits against others for infringement of Rycor's licensed patents, if any. The Corporation believes that there may be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation may affect the Corporation's and Rycor's efforts to form collaborations, to conduct research and development, to conduct clinical testing, manufacturing, marketing and the sale of any products under development. If the Corporation or Rycor become involved in such litigation, it could consume a substantial portion of their resources. If the outcome of any such litigation were to be adverse, the Corporation's business could be materially affected.

Under current law, patent applications in the U.S. are maintained in secrecy until the patents issue. However, any patents that the Corporation, Rycor, AutoImmune or the University of Alberta may file in the U.S. subsequent to November 28, 2000 will be subject to new provisions thereby allowing any new patent applications to be published, the same as its non-U.S. counterparts. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Corporation cannot be certain that AutoImmune or the University of Alberta was the first creator of inventions described in the pending patent applications or patents or that AutoImmune or the University of Alberta were the first to file patent applications for such inventions. Moreover, the Corporation and Rycor might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Corporation and Rycor, even if the eventual outcome were to favour the Corporation and Rycor. An adverse outcome could subject the Corporation and Rycor to significant liabilities to third parties and require the Corporation to license disputed rights from third parties or cease using the Technology or the AutoImmune Patents. There can be no assurance that the Rycor's licensed patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents. Furthermore, substantial costs can be incurred due to the filing of lawsuits to enforce the patent rights against apparent infringers, even if the Corporation and Rycor are successful in the lawsuits.

Dependence on Healthcare Reimbursement

The Corporation's ability to commercialize its proposed product successfully may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products, diagnostics and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available to enable the Corporation to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Product Liability Claims and Uninsured Risks

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Corporation succeeds in developing new pharmaceutical products, the sale of such products may expose the Corporation and Rycor to potential liability resulting from the use of such products. Such liability

might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others selling products. Neither the Corporation nor Rycor currently has product liability insurance. The Corporation intends to obtain such insurance coverage but there can be no assurance that it will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect the Corporation and Rycor against product liability or at a reasonable cost. The obligation to pay any product liability claim in excess of whatever insurance the Corporation and Rycor are able to acquire, or the recall of any of their products, could have a material adverse affect on the business, financial condition and future prospects of the Corporation and Rycor.

Hazardous Materials; Environmental Matters

Research and some development work in respect of the Technology will be performed by the University of Alberta. The process involves the controlled use of potentially hazardous materials, and is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To extent that it will be involved in the process, the Corporation and Rycor intend that their safety procedures for handling and disposing of such materials will comply with the standards prescribed by such laws and regulations, however, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation and Rycor could be held liable for any damages that result and any such liability could exceed the resources of the Corporation and Rycor. Neither the Corporation nor Rycor is specifically insured with respect to this liability.

Although the Corporation believes that it and Rycor are in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Corporation or Rycor will not be materially adversely affected by current or future environmental laws or regulations.

DIRECTORS AND OFFICERS

General Information

The following table sets forth the name, municipality of residence and principal occupation(s) for the past 5 years of each director and officer of the Corporation, and the number and percentage of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such individual, as of the date hereof.

Clifford D. Giese, Kevin A. Giese and Michael P. Kennedy were all appointed directors of the Corporation on January 14, 1999. Laine M. Woollard was elected as a director of the Corporation on June 22, 2001. Directors are elected annually for a term expiring at the close of the next annual general meeting of shareholders.

Name and Municipality of Residence	Position with Corporation	Principal Occupation and Positions During Last Five Years	Voting Securities as at date of Prospectus(1), (2)
Clifford D. Giese, 53 Sherwood Park, AB	Chairman of the Board, Chief Financial Officer, Secretary & Director	President and Chief Executive Officer of Rycor; President of Rycor Holdings Ltd.	1,651,671(3) (4.0%)

Name and Municipality of Residence	Position with Corporation	Principal Occupation and Positions During Last Five Years	Voting Securities as at date of Prospectus[1], [2]
Kevin A. Giese, 42 Edmonton, AB[4]	President, Chief Executive Officer & Director	Chief Financial Officer & Secretary of Rycor; Chairman of Retail Oil Services Corp.	942,833 (2.3%)
Michael P. Kennedy, 45 N. Vancouver, BC[4]	Director	Partner, Anfield Sujir Kennedy & Durno	100,000 (0.2%)
Laine M. Woollard, 44 Edmonton, AB[4]	Director	Legal Counsel, Technology Commercialization, University of Alberta	NIL

Notes:

(1) *For information on options and BioMS Warrants held by directors, refer to "Description of the Corporation's Share Capital – Options to Purchase Securities".*

(2) *As of the date of this Prospectus, the directors, officers, and promoters of the Corporation as a group, beneficially own, directly or indirectly, and exercise control or direction over, 2,694,504 Common Shares which will represent 6% of the issued and outstanding Common Shares on completion of the Offering.*

(3) *Of these Common Shares, 80,500 shares will be registered in the name of Rycor Holdings Ltd., a private company wholly-owned by Clifford D. Giese.*

(4) *Denotes a member of the audit committee. The Corporation has no other committees of directors.*

The following is a brief biographical description of the directors of the Corporation:

Clifford D. Giese is the President, Chief Executive Officer and a Director of Rycor. Mr. Giese became a stock broker with Midland Doherty in 1969. In 1976 Mr. Giese, as President, founded and developed the business of Mr. Lube Ltd. Mr Giese played a key role in developing the business in Canada and in foreign markets (United States and France). In 1986 Mr. Giese became President of Rycor Holdings Ltd. a personal investment company. Mr. Giese still holds this position. In 1988 Mr. Giese became director and major shareholder of NQL Drilling Tools Inc., an oil field equipment company listed on The Toronto Stock Exchange. He resigned as a director in February, 1999. In 1997, Mr. Giese became a director of CanaDream Corporation, an Exchange-listed company which is in the business of providing motor home rentals and other tourism related services to foreign travellers visiting Canada. Mr. Giese resigned as a director of CanaDream Corporation in June, 2001.

Kevin A. Giese is the Chief Financial Officer, Secretary and a Director of Rycor. Mr. Giese graduated from the University of Alberta in 1981 with a Bachelor of Arts degree in Economics, from the University of Victoria in 1984 with a Bachelor of Laws degree, and from York University in 1987 with a Masters in Business Administration.

Mr. Giese practiced law in Vancouver, British Columbia from 1984 to 1986 before moving to Toronto, where he became the Vice-President, Franchise Development, with Mr. Lube Ltd. In 1990, he became President for a six year term at Mr. Lube U.S. Concurrently, from 1989 to 1995, Mr. Giese acted as director and Chief Financial Officer of NQL Drilling Tools Inc.

Mr. Giese is currently the Chairman of Retail Oil Services Co., a gas wholesaler in the southern United States as well as the President of Queensbury Ventures Inc., a private investment company which also provides management consulting services to small public companies.

Mr. Giese was the President and a Director of Simbud Capital Corp. ("Simbud"), a junior capital pool corporation listed on the Alberta Stock Exchange (one of the predecessors to the Exchange), from May 1997 to November 1998 when Simbud completed its major transaction and changed its name to CanaDream Corporation. Mr. Giese was a director of CanaDream Corporation from November 1998 to June, 2001. He is also President and a Director of Healey Capital Corp., a capital pool company listed on the Exchange which has yet to complete its Qualifying Transaction.

Laine M. Woollard has been Legal Counsel, Technology Commercialization, for the University of Alberta since June, 1994. From May, 1990 to December, 1993, he was legal counsel for Synphar Laboratories, a pharmaceutical company. Mr. Woollard obtained a Bachelor of Science degree in Pharmacy from the University of Alberta in 1983 and a Bachelor of Laws degree from the University of Alberta in 1986.

Michael P. Kennedy has been a partner with the law firm of Anfield Sujir Kennedy & Durno since 1991. Prior to that he was an associate lawyer with the same firm. Mr. Kennedy graduated from the University of Victoria with a Bachelor of Laws degree in 1984. He is a director of NQL Drilling Tools Inc.

EXECUTIVE COMPENSATION FOR THE CORPORATION

Compensation of Directors

Since incorporation, the Corporation has paid no cash compensation (including salaries, director's fees, commissions or bonuses) to its directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses. The Corporation has issued stock options to its directors. Refer to "Description of the Corporation's Share Capital – Options to Purchase Securities".

Compensation of Executive Officers

Since incorporation, the Corporation has employed 2 executive officers, who continue to be employed and who are also directors, namely Kevin A. Giese and Clifford D. Giese. "Executive officer" means the chairman and any vice-chairman of the board of directors, president or any vice-president and any officer of the Corporation or any of its subsidiaries who performs a policy making function in respect of the Corporation. The following table sets forth details of all compensation paid by the Corporation and its subsidiaries to the executive officers from incorporation to December 31, 2000 and from January 1, 2001 to July 31, 2001:

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	Fiscal Period	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS[(1)] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout[(2)] ($)	All Other Compensation ($)
Kevin A. Giese President and Chief Executive Officer	Incorporation to December 31, 2000	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	January 1, 2001 to July 31, 2001	58,331 [(3)]	NIL	NIL	292,500 [(4)]	NIL	NIL	NIL

Name and Principal Position	Fiscal Period	Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/SARS[1] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout[2] ($)	All Other Compensation ($)
Clifford D. Giese Secretary and Chief Financial Officer	Incorporation to December 31, 2000	NIL	NIL	NIL	/NIL	NIL	NIL	NIL
	January 1, 2001 to July 31, 2001	NIL	NIL	NIL	263,500 [(4)]	NIL	NIL	NIL

Notes:

(1) *"SARS" or "Stock appreciation rights" means a right granted by a corporation as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the corporation.*

(2) *"LTIP" or "Long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.*

(3) *These funds are paid to Queensbury Ventures Inc. ("Queensbury"), a private company controlled by Kevin A. Giese, pursuant to an oral agreement under which Queensbury, through Mr. Giese, provides management services to Rycor for the sum of $8,333 per month plus GST. The management contract commenced on January 17, 2001.*

(4) *See "Description of Share Capital – Options to Purchase Securities".*

Options Granted Since Incorporation

From incorporation to December 31, 2001, the Corporation did not grant any options to its executive officers. The following table sets forth particulars of all options granted to the executive officers of the Corporation from January 1, 2001 to July 31, 2001:

Name of Optionee	Number of Common Shares Reserved Under Option	% of Total Options Granted Since Incorporation	Exercise Price per Common Share (Cdn$)	Market Price as at Date of Grant (Cdn$)[(1)]	Expiry Date
Kevin A. Giese	72,500	6.1%	0.20	(1)	January 9, 2006
	220,000	18.5%	2.50	$6.01	July 23, 2006
Clifford D. Giese	43,500	3.7%	0.20	(1)	January 9, 2006
	220,000	18.5%	2.50	$6.01	July 23,2006

Notes:

(1) *These stock options were granted on January 10, 2001, which was prior to the commencement of trading of the Common Shares on the Exchange. The exercise price was based on the offering price for the Common Shares in respect of the Corporation's initial public offering.*

Aggregate Option Exercises and Values

No options have been exercised by executive officers of the Corporation since its incorporation. The following table sets forth particulars of the aggregate value of unexercised in the money options as at July 31, 2001:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at the Effective Date(#) Exercisable/Unexercisable	Aggregate Value of Unexercised In-the-Money Options as at the Effective Date (CdnS)[(1)] Exercisable/Unexercisable
Kevin A. Giese	Nil	Nil	72,500/0 220,000/0	$421,225/0 $772,200/0
Clifford D. Giese	Nil	Nil	43,500/0 220,000/0	$252,735/0 $772,200/0

Notes:

(1) Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the Exchange on July 31, 2001 ($6.01), less the exercise price of in-the-money stock options multiplied by the number of options.

Long-Term Incentive Plans

Neither the Corporation nor its subsidiaries has any long term incentive plans, other than stock options to be granted by the Corporation from time to time by the board of directors. Refer to "Description of the Corporation's Share Capital – Options to Purchase Securities".

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares have been granted by the Corporation or its subsidiaries to the executive officers since incorporation.

Pension and Retirement Plans and Payments made upon Termination of Employment

Neither the Corporation nor its subsidiaries has in place any pension or retirement plan. Neither the Corporation nor its subsidiaries has provided compensation, monetary or otherwise, since the beginning of the preceding fiscal year, to any person who now acts or has previously acted as an executive officer in connection with or related to the retirement, termination or resignation of such person. Neither the Corporation nor any or its subsidiaries is a party to any compensation plan or arrangement with either of the executive officers resulting from the resignation, retirement or the termination of employment of such person.

Employment and Management Contracts

Neither the Corporation nor its subsidiaries has any employment or management contracts with their respective directors or with the executive officers, with the exception of the oral agreement between Rycor and Queensbury pursuant to which Queensbury, through Kevin A. Giese, provides management services to Rycor in consideration for the sum of $8,333 per month.

Other Compensation

Neither the Corporation nor its subsidiaries has paid any other compensation to the executive officers or directors since incorporation.

Related Party Transactions

The Corporation has not been a party to any related party transactions except as disclosed in this prospectus with respect to the Qualifying Transaction, in "Business of the Corporation – Description of the Qualifying Transaction", "Business of Rycor – Acquisitions and Dispositions" and "Interest of Management and Others in Material Transactions".

Proposed Compensation

Neither the Corporation nor its subsidiaries currently intends to pay any compensation to their respective directors or to the executive officers except for the sum of $8,333 per month payable by Rycor to Queensbury for management services.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

No director, senior officer, executive officer, promoter or member of management of the Corporation or its subsidiaries, or any associates or affiliates of any of them, is or has been indebted to the Corporation or its subsidiaries at any time since the incorporation of either the Corporation or its subsidiaries.

DESCRIPTION OF THE CORPORATION'S SHARE CAPITAL

Common Shares

The Corporation is authorized to issue 100,000,000 Common Shares without nominal or par value of which, as at the date hereof, 41,471,039 Common Shares are issued and outstanding as fully paid and non-assessable. There are 1,190,000 Common Shares reserved for issuance pursuant to incentive stock options and 6,800,413 Common Shares reserved for issuance pursuant to BioMS Warrants (see "Description of the Corporation's Share Capital – Options to Purchase Securities").

The holders of the Common Shares are entitled to dividends, if, as and when declared by the board of directors and to one vote per share at meetings of the shareholders of the Corporation and, upon liquidation, to receive such assets of the Corporation as are distributable to the holders of the Common Shares.

Preferred Shares

The Corporation is authorized to issue 100,000,000 preferred shares, none of which are issued and outstanding as of the date hereof. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the board of directors of the Corporation who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. The preferred shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the preferred shares.

Capital	Amount Authorized	Outstanding as at March 31, 2001 (unaudited)	Outstanding as at Date of Prospectus[1] (unaudited)	Outstanding after giving effect to the Offering[2] (unaudited)
Common Shares	100,000,000	$395,245 (2,965,000 shares)	$30,562,658 (41,471,039 shares) [3]	$38,015,158 (44,771,039 shares) [3]
Preferred Shares	100,000,000	Nil	Nil	Nil

Notes:

(1) *As at the date of this prospectus, the Corporation has reserved an aggregate of 1,190,000 Common Shares for issuance pursuant to the exercise of stock options and an aggregate of 6,800,413 Common Shares for issuance pursuant to the exercise of BioMS Warrants. Refer to "Description of the Corporation's Share Capital – Options to Purchase Securities". On completion of the Offering, 1,650,000 Common Shares will be reserved for issuance pursuant to the exercise of the Offering Warrants, 330,000 Common Shares will be reserved for issuance pursuant to the exercise of the Compensation Options and 165,000 Common Shares will be reserved for issuance pursuant to the exercise of the Agent's Unit Warrants. Refer to "Plan of Distribution".*

(2) *Assumes the issuance of 3,300,000 Units pursuant to the Offering.*

(3) *Of these Common Shares, 17,714,891 Common Shares are held in escrow and 7,199,081 Common Shares are subject to a hold period. Refer to "Description of the Corporation's Share Capital – Escrow Provisions". Additionally, 21,000,000 of these Common Shares are subject to a pooling agreement. Refer to "Description of the Corporation's Share Capital – Pooled Shares".*

Options to Purchase Securities

As at the date hereof, the Corporation has reserved an aggregate of 1,190,000 Common Shares for issuance upon exercise of stock options granted. The options issued are as follows:

Optionee	Number of Common Shares Reserved Under Option	Exercise Price per Share	Expiry Date	Market Value on the Date of Grant	Market Value on July 31, 2001[2]
Kevin A. Giese	72,500	$0.20	January 9, 2006	N/A [1]	$6.01
	25,000	$2.50	July 23, 2006	$6.01	$6.01
Clifford D. Giese	43,500	$0.20	January 9, 2006	N/A [1]	$6.01
	220,000	$2.50	July 23, 2006	$6.01	$6.01
Michael P. Kennedy	43,500	$0.20	January 9, 2006	N/A [1]	$6.01
	25,000	$2.50	July 23, 2006	$6.01	$6.01
Laine M. Woollard	25,000	$2.50	July 23, 2006	$6.01	$6.01
Queensbury Ventures Inc. [3]	195,000	$2.50	July 23, 2006	$6.01	$6.01
924927 Alberta Ltd. [4]	125,000	$2.50	July 23, 2006	$6.01	$6.01
Randy Stroud	125,000	$2.50	July 23, 2006	$6.01	$6.01
Walter Stelmaschuk	50,000	$2.50	July 23, 2006	$6.01	$6.01

Optionee	Number of Common Shares Reserved Under Option	Exercise Price per Share	Expiry Date	Market Value on the Date of Grant	Market Value on July 31, 2001[(2)]
Ryan Giese	30,000	$2.50	July 23, 2006	$6.01	$6.01
Patrick W. Kelly	43,500	$0.20	September 20, 2001	N/A [(1)]	$6.01
	25,000	$2.50	July 23, 2006	$6.01	$6.01
926421 Alberta Ltd. [(5)]	25,000	$2.50	July 23, 2006	$6.01	$6.01
Robert Powell	20,000	$2.50	July 23, 2006	$6.01	$6.01
Colleen Smecko	10,000	$2.50	July 23, 2006	$6.01	$6.01
Robert K. O'Toole	43,500	$0.20	September 20, 2001	N/A [(1)]	$6.01
Ronald E. Ticknor	43,500	$0.20	September 20, 2001	N/A [(1)]	$6.01
TOTAL:	1,190,000				

Notes:

(1) *These options to purchase Common Shares were granted on January 10, 2001, prior to the commencement of trading of the Common Shares on the Exchange and the exercise price was based on the offering price for the Common Shares in respect of the Corporation's initial public offering.*

(2) *Based on the closing price of the Common Shares on the Exchange on July 31, 2001 of $6.01.*

(3) *A company wholly-owned by Kevin A. Giese.*

(4) *A company wholly-owned by Laine M. Woollard.*

(5) *A company wholly-owned by Patrick W. Kelly.*

The options are non-transferable. Options granted to directors and officers will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. Options granted to employees and consultants will expire on the date the optionee ceases to be an employee or consultant of the Corporation.

There are 6,800,413 BioMS Warrants issued, each BioMS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before December 31, 2001 and thereafter at a price of $4.00 per Common Share on or before December 31, 2002. The following table sets forth details of the BioMS Warrants which are beneficially owned by, or over which control or direction is exercised by, persons who are currently insiders of the Corporation:

Name	Number of Common Shares Which May Be Acquired on Exercise	Exercise Price Per Share	Expiry Date	Market Value on Date of Grant[(1)]	Market Value on July 31, 2001[(2)]
Clifford D. Giese	37,500 [(3)]	$3.00	December 31, 2001	N/A	$6.01
		$4.00	December 31, 2002		
Kevin A. Giese	3,750	$3.00	December 31, 2001	N/A	$6.01
		$4.00	December 31, 2002		

Notes:

(1) These BioMS Warrants were issued on closing of the Qualifying Transaction in exchange for share purchase warrants of Rycor. There was no public market for the shares of Rycor on the date the share purchase warrants of Rycor were issued.

(2) Based on the closing price of the Common Shares on the Exchange on July 31, 2001 of $6.01.

(3) These BioMS Warrants are registered in the name of Rycor Holdings Ltd., a private company wholly-owned by Clifford D. Giese.

There are no assurances that any of the options or warrants described above will be exercised in whole or in part.

<u>Fully Diluted Share Capital and Consolidated Share and Loan Capital</u>

The following table states the fully diluted share capital of the Corporation.

	Number of Common Shares	Percentage of Consolidated Total
Issued by the Corporation as at the date of this prospectus	41,471,039	75.5%
Securities Reserved for issuance by the Corporation as at the date of this prospectus		
• Incentive Options	1,190,000	2.2%
BioMS Warrants	6,800,413	12.4%
Securities to be issued in connection with the Offering	3,300,000	6.0%
Securities to be reserved for issuance in connection with the Offering;		
• Offering Warrants	1,650,000	3.0%
• Compensation Options	330,000	0.6%
• Agent's Unit Warrants	165,000	0.3%
TOTAL:	54,906,452	100%

Prior Sales

Since the date of incorporation, 41,471,039 Common Shares have been issued as follows:

Date	Number of Shares	Issue Price per Share	Total Issue Price	Nature of Consideration Received
August 31, 2000	1,200,000 (1)	$0.10	$120,000	Cash
August 31, 2000	400,000 (2)	$0.20	$80,000	Cash
January 15, 2001	1,300,000 (3)	$0.20	$260,000	Cash
March 23, 2001	65,000 (4)	$0.20	$13,000	Cash
June 4, 2001	65,000 (4)	$0.20	$13,000	Cash
August 1, 2001	38,431,289 (5)	$0.72 (6)	$27,670,528 (6)	(7)
August 13, 2001	9,750	$3.00	$29,250	Cash
TOTALS:	**41,471,039**		**$28,185,778** (7)	

Notes:

(1) *900,000 of these Common Shares are held in escrow pursuant to an escrow agreement and are releasable as disclosed under the heading "Description of the Corporation's Share Capital – Escrow Provisions".*

(2) *300,000 of these Common Shares are held in escrow pursuant to an escrow agreement and are releasable as disclosed under the heading "Description of the Corporation's Share Capital – Escrow Provisions".*

(3) *Issued pursuant to a prospectus dated November 30, 2000. Of these Common Shares, 30,750 are held in escrow pursuant to an escrow agreement and are releasable as disclosed under the heading "Description of the Corporation's Share Capital – Escrow Provisions".*

(4) *Issued pursuant to the exercise by Yorkton of an option (the "Agent's Option") which entitled Yorkton to purchase up to 130,000 Common Shares at a price of $0.20 per Common Share. The Agent's Option was granted to Yorkton pursuant to the Corporation's initial public offering.*

(5) *Of these Common Shares, 17,714,891 Common Shares are held in escrow and 7,199,081 Common Shares are subject to a hold period. Refer to "Description of the Corporation's Share Capital – Escrow Provisions". Additionally, 21,000,000 of these Common Shares are subject to a pooling agreement. Refer to "Description of the Corporation's Share Capital – Pooled Shares".*

(6) *Deemed amount. These Common Shares were issued in consideration for all of the issued and outstanding securities of Rycor. See "Business of the Corporation – Description of the Qualifying Transaction."*

(7) *Gross proceeds to the Corporation without deducting share issuance costs.*

Trading History

The Common Shares were listed and posted for trading on the Exchange on March 21, 2001, and are trading thereon under the trading symbol "ECC". The following table sets forth the particulars of the trading of the Common Shares since March 21, 2001.

Month (2001)	High	Low	Volume
March 21 – 31	$8.20	$4.95	1,782,467
April 1 – 30 (1)	$13.10	$6.90	930,264
May 1 – 31	$8.10	$5.75	135,250
June 1 – 22	$7.46	$5.95	73,552
July 1 – 31	$7.07	$6.01	53,563
August 1 - 17	$5.85	$4.45	282,711
August 20 – 24	$5.30	$4.65	134,260
August 27 – 28	$5.80	$5.52	133,078

Notes:

(1) *Trading in the Corporation's Common Shares was halted by the Exchange on April 12, 2001. The trading halt was lifted on April 20, 2001.*

Escrow Provisions

There are 1,230,750 Common Shares (the "Escrow Shares") held in escrow with Pacific Corporate Trust Company pursuant to an agreement dated August 31, 2000 (the "Escrow Agreement") between the Corporation, Pacific Corporate Trust Company and the owners of the Escrow Shares. The Escrow Shares will be released from escrow as to one-third of the shares on each of January 27, 2002, July 27, 2002 and January 27, 2003. The owners of the escrow shares are as follows:

Name of Beneficial Owner	Number of Securities Held in Escrow	Percentage of Class(1)
Clifford D. Giese	525,000	1.2%
Kevin A. Giese	375,000	0.8%
Ronald E. Ticknor	75,000	0.2%
Patrick W. Kelly	75,000	0.2%
Patrick W. Kelly as trustee for Sean Kelly	3,750	<0.1%
Patrick W. Kelly as trustee for Connor Kelly	3,750	<0.1%
Kerry McCartney-Kelly	3,750	<0.1%
Robert K. O'Toole(2)	94,500	0.2%
Michael P. Kennedy	75,000	0.2%
TOTAL:	**1,230,750**	**2.7%**

Notes:

(1) Assumes the issuance of 3,300,000 Units pursuant to the Offering.

(2) These Common Shares are registered in the name of 734845 Alberta Ltd., a private company wholly-owned by Mr. O'Toole.

A total of 16,484,141 Common Shares (the "New Escrow Shares") which were issued on closing of the Qualifying Transaction are held in escrow pursuant to an agreement (the "Value Escrow Agreement") dated April 20, 2001, between the Corporation, Pacific Corporate Trust Company and the owners of the New Escrow Shares. The New Escrow Shares will be released from escrow as to one-third of the shares on each of January 27, 2002, July 27, 2002 and January 27, 2003. The owners of the New Escrow Shares are as follows:

Name of Beneficial Owner	Number of Securities held in Escrow	Percentage of Class(1)
The University of Alberta	13,592,419	30.4%
Mr. Lube Canada Inc.(2)	1,141,875	2.6%
Clifford D. Giese	653,378	1.5%
Robin Giese	485,813	1.1%
Kevin A. Giese	332,124	0.7%
Judy Giese	212,720	0.5%
Rycor Holdings Ltd.(3)	60,375	0.1%
Trading Range Investments Ltd.(4)	5,437	< 0.1%
TOTAL:	16,484,141 (5)	36.8%

Notes:

(1) Assumes the issuance of 3,300,000 Units pursuant to the Offering.

(2) Mr. Lube Canada Inc. is a private company owned as to 65% by Ronald E. Ticknor and as to 25% by Clifford D. Giese. The balance of 10% of Mr. Lube Canada Inc. is owned by persons unrelated to the Corporation.

(3) Rycor Holdings Ltd. is a private company controlled by Clifford D. Giese.

(4) Trading Range Investments Ltd. is a private company owned as to 50% by Clifford D. Giese and as to 50% by Patrick W. Kelly.

(5) A further 453,374 Common Shares which may be acquired on exercise of BioMS Warrants issued in connection with the Qualifying Transaction will also be subject to the Value Escrow Agreement. Those BioMS Warrants will be held by Mr. Lube Canada Inc. as to 391,500 BioMS Warrants, Rycor Holdings Ltd. as to 28,125 BioMS Warrants, Robin Giese as to 28,125 BioMS Warrants, Kevin A. Giese as to 2,812 BioMS Warrants and Trading Range Investments Ltd. as to 2,812 BioMS Warrants.

7,199,081 Common Shares (which will represent 16.1% of the issued and outstanding Common Shares of the Corporation on completion of the Offering) issued pursuant to the Qualifying Transaction are subject to a hold period imposed by the CNDX and such shares may not be traded while the hold period is in effect. The hold period on 6,985,476 of these Common Shares will expire as to one third of the shares on each of January 27, 2002, July 27, 2002 and January 27, 2003. The balance of 213,605 of the these Common Shares are held by members of the "Pro Group" (as defined in Rule A.1.00 of the CDNX) and the hold period on those shares will expire as to 25% of the shares on each of November 27, 2001, May 27, 2002, July 27, 2002 and January 27, 2003.

Pooled Shares

There are 21,000,000 Common Shares of the Corporation subject to a pooling agreement which will represent 46.9% of the issued and outstanding Common Shares following completion of the Offering. Refer to "Business of Rycor – Acquisitions and Dispositions".

Principal Holders of Common Shares

The following table lists all persons who have, or to the knowledge of the Corporation have, direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10 per cent of the Common Shares of the Corporation as of the date of this Prospectus and upon completion of the Offering:

	No. of Common Shares Owned at			Percentage of Class at			
				Prospectus Date		Completion of the Offering	
Name	Prospectus Date	Completion of the Offering	Type of Ownership	Basic	Fully Diluted	Basic	Fully Diluted
Clifford D. Giese	1,651,671	1,651,671	(1)	4.0%	3.3%	3.7%	3.0%
Kevin A. Giese	942,833	942,833	of record and beneficially	2.3%	1.9%	2.1%	1.7%
University of Alberta	18,123,225	18,123,225	of record and beneficially	43.7%	36.6%	40.5%	33.0%

Notes:

(1) *Of these Common Shares, 1,571,171 Common Shares will be owned of record and beneficially and 80,500 Common Shares will be owned indirectly through Rycor Holdings Ltd., a private company wholly-owned by Clifford D. Giese.*

Public and Insider Ownership

On completion of the Offering, the promoters and insiders of the Corporation, as a group, will beneficially own 20,817,729 Common Shares representing 46.5% of the then issued and outstanding Common Shares and the public will own 23,953,310 Common Shares representing 53.5% of the then issued and outstanding Common Shares.

DIVIDEND POLICY

No dividends have been paid on any class of shares of the Corporation since the date of its incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

PLAN OF DISTRIBUTION

The Offering

This prospectus qualifies the issue and distribution to the public of 3,300,000 Units at the Offering Price. The Offering Price was determined by negotiation between the Corporation and the Agent. Each Unit is comprised of one Common Share and one-half of one Offering Warrant. Each whole Offering Warrant

entitles the holder to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share.

Pursuant to the terms of the Agency Agreement among the Corporation and the Agent, the Corporation appointed the Agent as its agent to offer for sale to the public up to 3,300,000 Units, subject to the terms and conditions of the Agency Agreement. The Agent has agreed to use its reasonable best efforts to arrange for the sale of the Units and will receive a commission of 8% of the gross proceeds of the Offering ($0.20 per Unit). In addition to the Agent's commission, the Corporation has agreed to grant to the Agent at the closing of the Offering, the Compensation Options entitling the Agent to acquire that number of Agent's Units as equal to 10% of the aggregate number of Units sold pursuant to the Offering at an exercise price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one Agent's Unit Warrant, each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share.

The Offering is subject to the total subscription of 3,300,000 Units being sold. It is anticipated that certificates for Common Shares and Offering Warrants will be available for delivery at the closing of the Offering. The closing is expected to occur on or about September 14, 2001, but in any event no later than November 27, 2001 unless each person or company who has subscribed for Units on or before November 27, 2001 consents to the continuation of the Offering, and such continuation is authorized by the Executive Directors of each of the Alberta Securities Commission, the Ontario Securities Commission and the British Columbia Securities Commission. All funds received from subscriptions for Units will be held by the Agent and if the total Offering of 3,300,000 Units ($8,250,000) is not received on or before November 27, 2001 such funds will be returned to subscribers without interest or deduction unless subscribers have otherwise instructed the Agent.

While the Agent has agreed to use its best efforts to sell the Units, it is not obligated to purchase any Units which are not sold. The Agency Agreement provides that the obligations of the Agent pursuant to the Agency Agreement may be terminated at its discretion on the basis of its assessment of the state of the financial markets. The Agency Agreement may also be terminated upon the occurrence of certain stated events.

This prospectus qualifies the distribution of the Units and Compensation Options in the Provinces of Alberta, Ontario and British Columbia. This prospectus qualifies the distribution of the Compensation Options in the Provinces of Alberta and British Columbia and, in the case of the Province of Ontario, qualifies that portion of the Compensation Options as is equal to 5% of the number of Units sold hereunder.

The Corporation has also agreed to pay the Agent a due diligence fee of $12,500 and will also reimburse the Agent for all reasonable expenses incurred in connection with the Offering, including legal fees.

The Agent may form a selling group consisting of brokers and dealers registered to sell securities in jurisdictions where the Units may be lawfully offered for sale.

Agent's History with the Corporation

The Offering was negotiated on an arm's length basis between the Corporation and Yorkton.

Staff of the Ontario Securities Commission has requested that the Corporation and Yorkton include disclosure in the prospectus concerning an informal investigation of Yorkton by Ontario Securities Commission staff, of which Yorkton was informed by letter dated September 27, 2000, in respect of potential conflicts in Yorkton's role as agent in connection with certain past and unspecified financings unrelated to the Corporation or any of its predecessors in which Yorkton has acted as the sole or lead agent.

Ontario Securities Commission staff have advised Yorkton that the Ontario Securities Commission's investigation involves an examination of whether the market value of the securities that were the subject of the above-mentioned prior unspecified financings may have been affected by one or more potential conflicts of interest arising out of: Yorkton and/or its employees and executives trading shares of the unspecified issuers, as principal; Yorkton providing the primary or sole coverage of the unspecified issuers' activities; other prior relationships between the unspecified issuers and employees or executives of Yorkton; and the degree of control or influence exercised by Yorkton over the board of directors of the unspecified issuers.

There have been no allegations made by the Ontario Securities Commission against Yorkton in connection with this informal investigation. In particular, there have been no allegations of potential conflicts of interest made by the Ontario Securities Commission in respect of the relationship of the Corporation with Yorkton, in connection with the Offering, or otherwise. As a consequence, Yorkton does not consider the mere existence of the informal Ontario Securities Commission investigation to be a material fact.

Yorkton has advised the Corporation and the Ontario Securities Commission that it strongly refutes any suggestion that it has contravened applicable securities laws in connection with its role as agent in financings in which it has acted as sole or lead agent.

Yorkton has not provided research coverage in respect of the Corporation or Rycor. No principal, director or officer of Yorkton, its affiliates or subsidiaries has been an officer or participated on the board of directors of the Corporation or Rycor.

Yorkton acted as sole agent for the initial public offering of the Corporation on November 30, 2000 for which it earned a commission of $26,000, a fee of $8,000 and 130,000 Common Shares as agent's options, at the offering price of $0.20 per share.

In connection with the Qualifying Transaction, the Corporation entered into the Sponsorship Agreement with Yorkton for the Corporation's listing on the CDNX, for which Yorkton was paid a fee of $25,000 plus G.S.T.

Other than the Offering and the foregoing, Yorkton has not participated in any financing of or other transaction involving the Corporation or Rycor.

The information set forth in this paragraph is based upon information furnished by Yorkton to the Corporation. As at August 28, 2001, employees of Yorkton held in aggregate, directly or indirectly, 485,872 Common Shares of the Corporation representing 1.2% of the issued and outstanding Common Shares of the Corporation, BioMS Warrants to purchase 168,000 Common Shares of the Corporation and no other securities of the Corporation. No directors or officers of Yorkton or its affiliates hold any securities of the Corporation or Rycor. As at August 28, 2001, Yorkton and its affiliates and subsidiaries held 30,000 Common Shares of the Corporation, representing less than 0.1% of the issued and outstanding Common Shares of the Corporation and no other securities of the Corporation.

DESCRIPTION OF SECURITIES OFFERED

This prospectus qualifies the issue and distribution to the public of up to 3,300,000 Units at the Offering Price. Each Unit is comprised of one Common Share and one-half of one Offering Warrant. Each whole Offering Warrant entitles the holder to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share. For a description of the material attributes and characteristics of the Common Shares please refer to "Description of the Corporation's Share Capital – Common Shares".

The Offering Warrants will be issued under an indenture (the "Warrant Indenture") to be entered into between the Corporation and Pacific Corporate Trust Company. The Warrant Indenture, will contain among other things, anti-dilution provisions and provisions for the appropriate adjustment of the class, number and price of the Common Shares issuable pursuant to any exercise of the Offering Warrants upon the occurrence of certain events including any subdivision, consolidation or reclassification of the Common Shares or the payment of stock dividends or any voluntary or involuntary dissolution, liquidation, winding-up, amalgamation or re-organization of the Corporation.

LEGAL PROCEEDINGS

Management knows of no legal proceedings, contemplated or actual, involving the Corporation or its subsidiaries which could materially affect the Corporation or its subsidiaries.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The Corporation's auditor is Collins Barrow, Chartered Accountants, Suite 1550 AT&T Canada Tower, 10250 – 101 Street N.W., Edmonton, Alberta, T5J 3P4.

The registrar and transfer agent for the Corporation's Common Shares is Pacific Corporate Trust Company, Suite 830, 625 Howe Street, Vancouver, B.C., V6C 3B8. Pacific Corporate Trust Company will be trustee of the Offering Warrants. A transfer registry for the Offering Warrants will be maintained at the offices of Pacific Corporate Trust Company noted above.

PROMOTERS

Clifford D. Giese and Kevin A. Giese may be considered to be the promoters of the Corporation in that they took the initiative in founding and organizing the Corporation. For information on securities of the Corporation held by Clifford D. Giese and Kevin A. Giese, remuneration received from the Corporation by Clifford D. Giese and Kevin A. Giese and material transactions between the Corporation and Clifford D. Giese and Kevin A. Giese, refer to "Business of the Corporation – Description of the Qualifying Transaction", "Business of Rycor – Acquisitions and Dispositions", "Directors and Officers", "Executive Compensation for the Corporation", "Executive Compensation for Rycor" and "Interest of management and Others in Material Transactions".

OTHER REPORTING ISSUERS

The following directors, officers or promoters of the Corporation are, or have within the past five years been, directors, officers or promoters of the following reporting issuers:

Name of Director, Officer or Promoter	Name of Reporting Issuer	Position	Term
Kevin A. Giese	CanaDream Corporation	Director, Promoter,	05/97 – 06/01
		President	05/97 – 11/98
	NQL Drilling Tools Inc.	Director & CFO	04/89 – 02/95
	Healey Capital Corp	President & Director	11/99 – Present

Name of Director, Officer or Promoter	Name of Reporting Issuer	Position	Term
	Road King Travel Centres Inc.	Director	06/00 – 07/01
Clifford D. Giese	CanaDream Corporation	Director	05/97 – 06/01
	NQL Drilling Tools Inc.	Director	03/88 – 02/99
Michael P. Kennedy	NQL Drilling Tools Inc.	Director	03/91 – Present
	Dunsmuir Ventures Ltd.	Secretary	07/00 - Present

MATERIAL CONTRACTS

The following agreements are material to the Corporation:

1. Agency Agreement between the Corporation and Yorkton dated August 29, 2001. Refer to "Plan of Distribution".

2. Incentive Stock Option Agreements dated January 10, 2001 and July 31, 2001 between the Corporation and certain of its directors, officers, employees and consultants. Refer to "Description of the Corporation's Share Capital – Options to Purchase Securities".

3. Escrow Agreement dated August 31, 2000 among the Corporation, Pacific Corporate Trust Company and Clifford D. Giese, Kevin A. Giese, Ronald E. Ticknor, Patrick W. Kelly, 734845 Alberta Ltd. and Michael P. Kennedy. Refer to "Description of the Corporation's Share Capital – Escrow Provisions".

4. Sponsorship Agreement between the Corporation and Yorkton dated August 21, 2001. Refer to "Business of the Corporation – Description of the Qualifying Transaction".

5. Acquisition Agreement between the Corporation and Rycor dated April 24, 2001. Refer to "Business of the Corporation – Description of Qualifying Transaction".

6. Value Escrow Agreement dated April 20, 2001 among the Corporation, Pacific Corporate Trust Company and certain principals of the Corporation. Refer to "Description of the Corporation's Share Capital – Escrow Provisions".

7. Master Agreement dated December 14, 2000 between Rycor, the U of A Governors, the Inventors, Subco and the Subco Shareholders. Refer to "Business of Rycor – Acquisitions and Dispositions".

8. License Agreement dated December 14, 2000 between Rycor and the U of A Governors. Refer to "Business of Rycor – Acquisitions and Dispositions".

9. Supplemental Professional Activities Agreement dated December 14, 2000 between Rycor, the U of A Governors and the Inventors. Refer to "Business of Rycor – Acquisitions and Dispositions".

10. Contracted Research Agreement dated December 14, 2000 between Rycor and the U of A Governors. Refer to "Business of Rycor – Acquisitions and Dispositions".

11. Share Purchase and Sale Agreement dated March 1, 2001 between Rycor and the Subco Shareholders. Refer to "Business of Rycor – Acquisitions and Dispositions".

12. Regulatory Consulting Agreement dated October 30, 2000 between Rycor and Randy Stroud Consulting. Refer to "Business of Rycor – Third Party Collaborations".

13. Animal Studies Administration Agreement dated November 24, 2000 between Rycor and Cantox. Refer to "Business of Rycor – Third Party Collaborations".

14. Peptide Manufacturing Agreement dated December 29, 2000 between Rycor and Peninsula. Refer to "Business of Rycor - Third Party Collaborations".

15. Voluntary Pooling Agreement dated for reference March 1, 2001 between Rycor, Reynolds Mirth Richards & Farmer, the U of A and the Subco Shareholders. Refer to "Business of Rycor – Acquisitions and Dispositions".

16. AutoImmune License Agreement dated August 1, 2000 between Rycor and AutoImmune. Refer to "Business of Rycor – Acquisitions and Dispositions".

Copies of these agreements (with the exception of portions of the AutoImmune License Agreement which are confidential) will be made available for inspection during normal business hours at the offices of Anfield Sujir Kennedy & Durno, Barristers and Solicitors, at Suite 1600 – 609 Granville Street, Vancouver, British Columbia, V7Y 1C3 and at the offices of the Alberta Securities Commission, 21st Floor, 10025 Jasper Avenue, Edmonton, AB T5J 3Z5 and 410 – 300 5th Ave. SW, Calgary, AB T2P 3C4.

DILUTION

The sale price of $2.50 per Unit exceeds the net tangible book value per Common Share of the Corporation as at March 31, 2001, after giving effect to the completion of the Qualifying Transaction, by $2.06 or 82%. The following table sets out the dilution per Common Share as at March 31, 2001:

Issue Price Per Unit	$2.50
Net tangible book value after completion of the Qualifying Transaction but before the Offering	$12,303,663
Increase in net tangible book value per share attributable to the Offering	$7,465,000
Net tangible book value per share after the completion of the Qualifying Transaction and the Offering	$0.44
Dilution to purchasers of Units	$2.06
Percentage of dilution in relation to the Offering Price for the Units	82%

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers or any shareholder who beneficially owns, directly or indirectly, more than ten percent (10%) of the outstanding securities of the Corporation or any of their respective associates or affiliates in any transaction within the last three (3) years or any proposed transaction which has materially affected or would materially affect the Corporation, other than as follows:

1. Clifford D. Giese and Kevin A. Giese were directors, officers, promoters and securityholders of both the Corporation and Rycor both at the time the Qualifying Transaction was negotiated and the time it was closed. Refer to “Directors and Officers” and “Description of the Corporation’s Share Capital – Options to Purchase Securities”.

2. Pursuant to the Share Purchase and Sale Agreement, Rycor purchased shares of Subco from Clifford D. Giese and Kevin A. Giese and certain of their associates in consideration for the issuance of common shares of Rycor and certain cash payments. Refer to "Business of Rycor – Acquisitions and Dispositions".

3. Rycor acquired the license to the Technology from the University of Alberta in consideration for the issuance of common shares of Rycor and a cash payment. Rycor has also entered into certain agreements with the University of Alberta relating to further development of the Technology. Refer to "Business of Rycor – Acquisitions and Dispositions".

4. Michael P. Kennedy is a director of the Corporation and is a partner in the law firm of Anfield Sujir Kennedy & Durno, solicitors for the Corporation. Anfield Sujir Kennedy & Durno was paid and will be paid for legal services rendered to the Corporation.

INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this prospectus or prepared or certified a report or valuation described or included in this prospectus has any beneficial ownership, direct or indirect, in the securities of the Corporation, and no such person and no director, officer or employee of any such company is or is expected to be elected, appointed, or employed as a director, officer or employee of the Corporation, except for Michael Kennedy, who is a partner in the law firm of Anfield Sujir Kennedy & Durno, solicitors for the Corporation. Mr. Kennedy is a director of the Corporation and also holds securities of the Corporation. For details of the securities held by Mr. Kennedy, refer to the headings "Directors and Officers" and "Description of the Corporation's Share Capital – Options to Purchase Securities".

OTHER MATERIAL FACTS

There are no other material facts relating to the securities proposed to be offered hereunder and not disclosed elsewhere in this Prospectus.

PURCHASERS’ STATUTORY RIGHTS

Securities legislation in the provinces of Alberta, Ontario and British Columbia provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. The securities legislation further provides a purchaser with remedies for rescission or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal advisor.

EPS CAPITAL CORP.
Financial Statements
March 31, 2001 and December 31, 2000

AUDITORS' REPORT

To the Directors of
EPS Capital Corp.

We have audited the balance sheet of EPS Capital Corp. as at December 31, 2000. This financial statement is the responsibility of the corporations's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the corporation as at December 31, 2000 in accordance with Canadian generally accepted accounting principles.

"Collins Barrow"
Signed
Chartered Accountants

Edmonton, Alberta
April 12, 2001
(except for note 4 which
is dated August 29, 2001)

EPS CAPITAL CORP.

Balance Sheet

March 31, 2001 and December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash	**$ 370,146**	$ 419,097
Deferred charges (Note 2)	**30,000**	---
	$ 400,146	$ 419,097
LIABILITIES		
Accounts payable	**$ 3,854**	$ 35,707
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**395,245**	383,390
Retained earnings	**1,047**	---
	396,292	383,390
	$ 400,146	$ 419,097

Approved on behalf of the Board

"Clifford D. Giese"
Signed
Director

"Kevin A. Giese"
Signed
Director

EPS CAPITAL CORP.

Statement of Operations

For the Three Months Ended March 31, 2001
and the Year Ended December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
Revenue		
Interest income	**$ 3,220**	$ ---
Expenses		
General and administrative	**2,173**	---
Net income and retained earnings	**$ 1,047**	$ ---
Earnings per common shares - basic (Note 5)	**$ .0039**	$ ---

EPS CAPITAL CORP.

Statement of Cash Flows

For the Three Months Ended March 31, 2001
and the Year Ended December 31, 2000

		(Unaudited) March 31, 2001		December 31, 2000
Operating Activities				
Net income	**$**	**1,047**	$	---
Net change in non-cash working capital balances related to operations		**(31,853)**		---
Cash used in operating activities		**(30,806)**		---
Investing Activities				
Deferred charges		**(30,000)**		---
Financing Activities				
Net proceeds from issuance of share capital		**11,855**		---
Decrease in cash		**(48,951)**		---
Cash, beginning of period		**419,097**		---
Cash, end of period	**$**	**370,146**	$	---

1. **Incorporation**

The corporation was incorporated pursuant to the Company Act (British Columbia) on December 15, 1998 as 576693 BC Ltd. and changed its name to EPS Capital Corp. on February 9, 2000. The corporation is a Capital Pool Company as defined in Listings Policy 2.4 of the Canadian Venture Exchange.

2. **Deferred Charges**

Deferred charges relate to deferred share issuance costs for share capital to be issued subsequent to the balance sheet date.

3. **Share Capital**

Authorized:
100,000,000 common shares
100,000,000 preferred shares

Common shares issued:

	Number	Amount
Issues for cash prior to December 31, 2000	1,600,000	$ 200,000
Issued pursuant to prior commitment to issue share capital	1,300,000	260,000
Issued for cash on exercise of agent's options	65,000	13,000
	2,965,000	473,000
Share issue costs		77,755
		$ 395,245

1,600,000 common shares issued are held in escrow and will be released from escrow as follows:

10% of the shares following issuance by the Canadian Venture exchange of a final notice accepting a Qualifying Transaction;
15% of the shares 6 months following the initial release;
15% of the shares 12 months following the initial release;
15% of the shares 18 months following the initial release;
15% of the shares 24 months following the initial release;
15% of the shares 30 months following the initial release;
15% of the shares 36 months following the initial release;

3. **Share Capital** (Continued)

In the event the Corporation becomes listed on Tier 1 of the Canadian Venture Exchange, 25% of the escrowed shares will be released following issuance of the Final Exchange Notice and 25% released on each of 6, 12 and 18 months thereafter.

If a qualifying transaction is not completed, the shares will not be released from escrow.

The Corporation has granted to its directors and officers options to purchase 290,000 common shares at $0.20 per common share. The stock options are non transferable and will expire at the earlier of January 9, 2006 or one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. All shares acquired on exercise of the options before the completion of the Qualifying Transaction shall be subject to escrow until the issuance of the Final Exchange Notice of a Qualifying Transaction.

The Corporation appointed Yorkton Securities Inc. as its agent in connection with the offer to sell 1,300,000 common shares of the Corporation for $0.20 per share. The agent was granted options to acquire 130,000 common shares at $0.20 per share. On March 13, 2001, one half of the options were exercised to purchase 65,000 common shares. A total of 50% of the common shares issuable upon exercise of the agent's options may be sold by the agent prior to the completion of the Qualifying Transaction. The remaining 50% may only be sold after completion of the Qualifying Transaction. The remaining 65,000 options will, if unexercised, expire September 20, 2002.

4. **Subsequent Events**

The Corporation and Rycor Technology Investments Corp. (Rycor), a company holding an exclusive worldwide licence to new medical technology for the treatment of multiple sclerosis, entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, of all issued and outstanding securities in the capital of Rycor (the "Offer"). The acquisition was completed August 1, 2001 and is the corporations qualifying transaction.

Pursuant to the Acquisition Agreement, EPS has purchased all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares were exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants were exchanged for one Common Share of EPS;

4. **Subsequent Events** (continued)

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants were exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common share until 4:30 p.m. (Edmonton time) on December 31, 2002.

Yorkton Securities Inc. acted as sponsor in connection with the Qualifying Transaction and has also agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common share purchase warrant (the "Offering Warrants"), each whole warrant Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $5.80 per share. The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta, British Columbia and Ontario. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and will be issued non-transferable share purchase warrants (the "Agents Warrants") equal to 10% of the number of Units sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $5.80 per share.

The Corporation has granted further stock options to acquire up to 900,000 Common Shares at an exercise price of $2.50 per Common Share in conjunction with the closing of the Qualifying Transaction. These options are non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or if the Corporation is classified as a Tier II Issuer on the CDNX, 90 days after ceasing to be a director or officer for any reason other than death.

On July 30, 2001, the company changed its name to BioMS Medical Corp. The corporation was continued into the Province of Alberta July 31, 2001.

5. **Earnings Per Share**

Earnings per common share have been allocated on the weighted average number of common shares outstanding for the period of 2,706,444.

Potential exercise of options would have no material dilutive effect.

RYCOR TECHNOLOGY INVESTMENTS CORP.
Consolidated Financial Statements
For the Three Months Ended March 31, 2001 and
for the Years Ended December 31, 2000 and
December 31, 1999

AUDITORS' REPORT

To the Directors of
Rycor Technology Investments Corp.

We have audited the balance sheets of Rycor Technology Investments Corp. as at December 31, 2000 and December 31, 1999 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and December 31, 1999 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

"Collins Barrow"
Signed
Chartered Accountants

Edmonton, Alberta
April 16, 2001
(except for note 2, note 4
and note 10 which are dated
August 29, 2001)

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Balance Sheet

March 31, 2001, December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
ASSETS			
Current Assets			
Cash	**$ 11,411,229**	$ 3,835,253	$ 5
Amount receivable	**20,624**	1,336,510	---
Prepaid expenses	**32,468**	---	---
Loan receivable	**—**	16,240	---
	11,464,321	5,188,003	5
License (Note 4)	**17,317,516**	15,497,954	---
Capital assets (Note 5)	**22,792**	---	---
Organization costs	**—**	2,553	2,291
	$ 28,804,629	$ 20,688,510	$ 2,296
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	**$ 97,161**	$ 117,211	$ 2,291
Loan payable	**—**	21,495	---
	97,161	138,706	2,291
SHAREHOLDERS' EQUITY			
Share capital (Note 6)	**10,988,540**	9,463,849	5
Commitment to issue share capital (Note 7)	**18,541,704**	11,550,652	---
Deficit	**(822,776)**	(464,697)	---
	28,707,468	20,549,804	5
	$ 28,804,629	$ 20,688,510	$ 2,296

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Operations

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Revenue			
Interest	**$ 123,798**	$ 88,947	$ ---
Expenses			
Amortization of license	**333,585**	7,993	---
Research and development	**92,427**	516,183	---
General and administrative	**55,722**	29,468	---
Amortization of capital assets	**143**	---	---
	481,877	553,644	---
Net loss	**$ 358,079**	$ 464,697	$ ---

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Deficit

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Balance, beginning of period	**$ 464,697**	$ ---	$ ---
Net loss	**358,079**	464,697	---
Balance, end of period	**$ 822,776**	$ 464,697	$ ---

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Operating Activities			
Net loss	**$ (358,079)**	$ (464,697)	$ ---
Item not involving cash:			
Amortization of license and organization costs	**333,728**	7,993	---
Net change in non-cash working capital balances related to operations	**(120,922)**	114,920	2,291
Cash provided by (used in) operating activities	**(145,273)**	(341,784)	2,291
Financing Activities			
Loan advance	**—**	5,255	---
Sale of Special Warrants	**6,991,052**	11,550,652	---
Share issue costs	**—**	(141,465)	---
Issuance of common shares	**—**	---	5
Cash provided by financing activities	**6,991,052**	11,414,442	5
Investing Activities			
Licensing costs	**(585,689)**	(5,900,000)	---
Organization costs	**—**	(900)	(2,291)
Goods and Services Tax recoverable	**1,315,886**	(1,336,510)	---
Cash provided by (used in) investing activities	**730,197**	(7,237,410)	(2,291)
Increase in cash	**7,575,976**	3,835,248	5
Cash, beginning of year	**3,835,253**	5	---
Cash, end of year	**$ 11,411,229**	$ 3,835,253	$ 5

RYCOR TECHNOLOGY INVESTMENTS CORP.

Notes to the Consolidated Financial Statements

March 31, 2001, December 31, 2000 and December 31, 1999

1. **Basis of Presentation**

The corporation was incorporated December 31, 1998, under the Alberta Business Corporations Act as 812867 Alberta Ltd. and changed its name to Rycor Technology Investments Corp. on January 19, 2000. The corporation has obtained an exclusive worldwide license to new medical technology for the treatment of chronic progressive multiple sclerosis and is developing and commercializing the technology. These consolidated financial statements include the assets, liabilities and operations of the company and its wholly owned subsidiary, Rycor Corp., as described in Note 3.

2. **Summary of Significant Accounting Policies**

The interim financial statements to March 31, 2001 follow, in all material respects, the same accounting policies and methods of their application as the annual financial statements for the year ended December 31, 2000.

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Web Site Development Costs

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight line basis commencing with the date of completion of development.

Licensing Costs

Costs incurred to acquire license rights and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

RYCOR TECHNOLOGY INVESTMENTS CORP.

Notes to the Consolidated Financial Statements

March 31, 2001, December 31, 2000 and December 31, 1999

---

2. **Summary of Significant Accounting Policies** (Continued)

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at March 31, 2001, no future income taxes have been recorded.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Business Acquisition**

Effective March 1, 2001, the company acquired all the shares and related assets of Rycor Corp., a company holding a licensing interest in certain patent rights and conducting research and development activities relating to technology for the treatment of Multiple Sclerosis. The acquisition has been accounted for by the purchase method of accounting and accordingly includes the results of Rycor Corp. operations in these financial statements from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

4. **License**

		(Unaudited) March 31, 2001		December 31, 2000	December 31, 1999
	Cost	**Accumulated Amortization**	**Net**	Net	Net
Licensing costs	**$ 17,658,456**	**$ 340,940**	**$ 17,317,516**	$ 15,497,954	$ ---

5. **Capital Assets**

	(Unaudited) March 31, 2001 Cost	(Unaudited) March 31, 2001 Accumulated Amortization	(Unaudited) March 31, 2001 Net	December 31, 2000 Net	December 31, 1999 Net
Computer equipment	**$ 8,570**	**$ 1,278**	**$ 7,292**	$ ---	$ ---
Web site	**15,500**	**—**	**15,500**	---	---
	$ 24,070	**$ 1,278**	**$ 22,792**	$ ---	$ ---

6. **Share Capital**

Authorized:
- Unlimited Class A and B common voting shares
- Unlimited Class C and D common non-voting shares
- Unlimited Class E and F redeemable, retractable preferred shares

Class A common shares issued:

	Number	Amount
Issued for cash	50	$ 5
Balance, December 31, 1999	50	5
Issued for licensing costs	18,123,225	9,605,309
Share issue costs	---	(141,465)
Balance, December 31, 2000	18,123,275	9,463,849
Issued for shares in subsidiary acquisition	2,876,775	1,524,691
Balance, March 31, 2001	21,000,050	$ 10,988,540

---

7. **Commitment to Issue Share Capital**

During the period ended March 31, 2001, the corporation accepted subscriptions for a total of 5,030,207 Special Warrants "A" for an aggregate amount of $1,006,041 and 2,637,172 Special Warrants "B" for an aggregate amount of $6,592,930. To March 31, 2001, the corporation had received cash of $6,991,052 and an amount of $607,919 had not yet been received.

During the year ended December 31, 2000, the corporation issued for cash a total of 5,590,869 Special Warrants "A" for an aggregate amount of $1,118,174 and 4,172,991 Special Warrants "B" for an aggregate amount of $10,432,478.

No warrants were issued during the December 31, 1999 fiscal year.

Each Series A Special Warrant is exchangeable for one Class A common share and each Series B Special Warrant is exchangeable for one Class A common share plus one Class A common share purchase warrant until the earlier of the date which is five business days after a receipt for a final prospectus is issued by the last of the securities regulatory bodies in each jurisdiction in Canada where the Series A and Series B Special Warrants are sold, and December 31, 2001, at which time they will be deemed to be exercised.

The share purchase warrants entitle the holder to purchase one additional Class A common share at $3.00 until December 31, 2001 and at $4.00 until December 31, 2002. The share purchase warrants will, if unexercised, expire on December 31, 2002.

8. **Income Tax Benefits**

The corporation has non-capital income tax losses in the amount of $748,355, an amount of $82,332 which were incurred during the three months ended March 31, 2001 and $666,023 were incurred during the year ended December 31, 2000. These losses may be carried forward for seven fiscal periods from the date incurred. The potential income tax benefit of these losses has not been reflected in the financial statements to March 31, 2001.

9. **Commitments**

On August 1, 2000, the corporation entered into a licensing agreement to cover certain related patent claims. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

10. **Subsequent Event**

The corporation and EPS Capital Corp (EPS), a capital pool company as defined in Listings Policy 2.4 of the Canadian Venture Exchange, have combined their respective businesses, assets and operations through a purchase by EPS, of all issued and outstanding securities in the capital of the corporation.

Pursuant to the Acquisition Agreement, EPS has purchased all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares will be exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants will be exchanged for one Common Share of EPS;

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants will be exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m. (Edmonton time) on December 30, 2002.

11. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amount receivable, accounts payable and accrued liabilities. As at March 31, 2001, December 31, 2000 and December 31, 1999, there are no significant differences between the carrying amounts of these items and their estimated fair values.

RYCOR CORP.
Financial Statements
December 31, 2000 and September 30, 2000

AUDITORS' REPORT

To the Directors of
Rycor Corp.

We have audited the balance sheet of Rycor Corp. as at September 30, 2000 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the corporations's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at September 30, 2000 and the results of its operations and the changes in its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

"Collins Barrow"
Signed
Chartered Accountants

Edmonton, Alberta
April 12, 2001
(except for note 2 and note 4
which are dated August 29, 2001)

RYCOR CORP.

Balance Sheet

December 31, 2000 and September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
ASSETS		
Current Assets		
Cash	$ 22,567	$ ---
Amounts receivable	8,962	4,593
Prepaid expenses	475	3,213
	32,004	7,806
Capital assets (Note 3)	7,720	6,599
Licensing interest (Note 4)	43,395	19,759
Deferred charges (Note 5)	15,500	---
	$ 98,619	$ 34,164
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 52,438	$ 29,382
Loans payable (Note 6)	281,356	206,301
	333,794	235,683
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	284	284
Deficit	(235,459)	(201,803)
	(235,175)	(201,519)
	$ 98,619	$ 34,164

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

RYCOR CORP.

Statement of Operations

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Expenses		
Research and development	**$ 22,466**	$ 140,350
General and administrative	**9,869**	60,111
Amortization of licensing interest	**942**	871
Amortization of capital assets	**379**	471
Net loss	**$ 33,656**	$ 201,803

RYCOR CORP.

Statement of Deficit

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Balance, beginning of period	**$ 201,803**	$ ---
Net loss for the period	**33,656**	201,803
Balance, end of period	**$ 235,459**	$ 201,803

RYCOR CORP.

Statement of Cash Flows

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Operating Activities		
Net loss	**$ (33,656)**	$ (201,803)
Item non involving cash:		
Amortization	**1,321**	1,342
Net change in non-cash working capital balances related to operations	**21,425**	21,576
Cash used in operating activities	**(10,910)**	(178,885)
Financing Activities		
Loan advances	**75,055**	206,301
Issuance of common shares	**—**	284
Cash provided by financing activities	**75,055**	206,585
Investing Activities		
Purchase of capital assets	**(1,500)**	(7,070)
Licensing interest costs	**(24,578)**	(20,630)
Deferred charges	**(15,500)**	---
Cash used in investing activities	**(41,578)**	(27,700)
Cash, end of year	**$ 22,567**	$ ---

RYCOR CORP.

Notes to the Financial Statements

December 31, 2000 and September 30, 2000

1. **Incorporation**

The corporation was incorporated under the Alberta Business Corporations Act and has acquired a licensing interest in certain patent rights and conducts research and development activities relating to technology for the treatment of Multiple Sclerosis.

2. **Summary of Significant Accounting Policies**

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Licensing Interest Costs

Costs incurred to acquire the licensing interest and acquire product and process technology are capitalized. Capitalized costs are being amortized on the straight-line method over the term of the license agreement, being twelve years.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Capital Assets**

	(Unaudited) December 31, 2000			September 30, 2000
	Cost	**Accumulated Amortization**	**Net**	Net
Computer equipment	**$ 8,570**	**$ 850**	**$ 7,720**	$ 6,599

4. **License Interest**

	(Unaudited) December 31, 2000			September 30, 2000
	Cost	**Accumulated Amortization**	**Net**	Net
Licensing interest costs	**$ 45,208**	**$ 1,813**	**$ 43,395**	$ 19,759

5. **Deferred Charges**

Deferred charges relate to costs of web site design. The design and implementation of the web site was not completed at December 31, 2000.

6. **Loans Payable**

Loans payable are unsecured, have no fixed terms of repayment and do not bear interest. The amounts are payable to shareholders and a corporation that is subject to significant influence by shareholders. The loans were repaid subsequent to December 31, 2000.

7. **Share Capital**

Authorized:
- Unlimited Class A common voting shares
- Unlimited Class B common non-voting shares
- Unlimited Class C redeemable, retractable preferred voting shares
- Unlimited Class D redeemable, retractable preferred non-voting shares

	(Unaudited) December 31, 2000	September 30, 2000
Issued and outstanding:		
284 Class A common shares	**$ 284**	$ 284

8. **Income Tax Losses**

The corporation has non-capital income tax losses in the amount of $232,796 which were incurred $200,461 during the year ended September, 2000 and $32,335 during the period October 1 to December 31, 2000. These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2000.

9. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of amounts receivable, accounts payable, accrued liabilities and loans payable. As at December 31, 2000, there are no significant differences between the carrying amounts of these items and their estimated fair values.

EPS CAPITAL CORP. AND
RYCOR TECHNOLOGY INVESTMENTS CORP.
(Unaudited)
Pro Forma Combined Consolidated
Financial Statements
March 31, 2001

COMPILATION REPORT

To the Directors of

EPS Capital Corp.

We have reviewed, as to compilation only, the accompanying unaudited pro forma combined consolidated balance sheet of EPS Capital Corp. and Rycor Technology Investments Corp. as at March 31, 2001, and the unaudited pro forma combined consolidated statement of operations and deficit for the three months ended March 31, 2001, which has been prepared for inclusion in the prospectus of BioMS Medical Corp. dated August 29, 2001. In our opinion, the unaudited pro forma combined consolidated balance sheet has been properly compiled to give effect to the proposed arrangement and the assumptions described in the accompanying notes thereto.

Edmonton, Alberta
August 29, 2001

"Collins Barrow"
Signed
Chartered Accountants

EPS CAPITAL CORP. AND RYCOR TECHNOLOGY INVESTMENTS CORP.

(Unaudited)

Pro Forma Combined Consolidated Balance Sheet

March 31, 2001

	EPS	Rycor	Adjustments	Combined
ASSETS				
Current Assets				
Cash	$ 370,146	$ 11,411,229	$ 607,919	$ 12,389,294
Amounts receivable	---	20,624		20,624
Prepaid expenses	---	32,468		32,468
	370,146	11,464,321		12,442,386
Capital assets	---	22,792		22,792
License	---	17,317,516		17,317,516
Deferred charges	30,000	---		30,000
	$ 400,146	$ 28,804,629		$ 29,812,694
LIABILITIES				
Current Liabilities				
Accounts payable	$ 3,854	$ 97,161		$ 101,015
SHAREHOLDERS' EQUITY				
Share capital	395,245	10,988,540	19,149,623	30,533,408
Commitment to issue share capital	---	18,541,704	(18,541,704)	---
Retained earnings (deficit)	1,047	(822,776)		(821,729)
	396,292	28,707,468		29,711,679
	$ 400,146	$ 28,804,629		$ 29,812,694

EPS CAPITAL CORP. AND RYCOR TECHNOLOGY INVESTMENTS CORP.

(Unaudited)

Pro Forma Combined Consolidated Statement of Operations and Deficit

For the Three Months Ended March 31, 2001

	EPS	Rycor	Adjustments	Combined
Revenue				
Interest	$ 3,220	$ 123,798		$ 127,018
Expenses				
Amortization of license	---	333,585		333,585
Research and development	---	92,427		92,427
General and administrative	2,173	55,722		57,895
Amortization of capital assets	---	143		143
	2,173	481,877		484,050
Net income (loss) for the period	1,047	(358,079)		(357,032)
Deficit, beginning of period	---	(464,697)		(464,697)
Retained earnings (deficit), end of period	$ 1,047	$ (822,776)		$ (821,729)

EPS CAPITAL CORP. AND RYCOR TECHNOLOGY INVESTMENTS CORP.

(Unaudited)

Notes to the Pro Forma Combined Consolidated Financial Statements

March 31, 2001

---

1. **Basis of Presentation**

The accompanying unaudited pro forma combined consolidated financial statements for EPS Capital Corp. and Rycor Technology Investments Corp. has been prepared in accordance with Canadian generally accepted accounting principles and is based on:

- the unaudited financial statements of EPS Capital Corp. (EPS) for the three months ended March 31, 2001
- the unaudited consolidated financial statements of Rycor Technology Investments Corp. (Rycor) for the three months ended March 31, 2001
- additional unaudited financial information provided by EPS and Rycor

These pro forma combined consolidated financial statements are not necessarily indicative of the results that actually would have occurred, or results expected in future periods, had the events reflected herein occurred on the dates indicated.

These pro forma combined consolidated financial statements should be read in conjunction with the Financial statements and notes of EPS and the consolidated financial statements and notes of Rycor for the three months ended March 31, 2001.

2. **Combination Assumption**

The pro forma combined consolidated financial statements have been prepared giving effect to the proposed acquisition by EPS of Rycor as if it had occurred January 1, 2001, accounting for the acquisition as a reverse takeover of EPS by Rycor. The purchase price has been calculated as the fair value of the net assets of EPS.

3. **Pro Forma Adjustments**

The remainder of special warrant subscriptions receivable in the amount of $607,919 are assumed to be collected.

10,621,076 Rycor Series A Special Warrants and 6,810,163 Rycor Series B Special Warrants with an aggregate issued price of $19,149,623 are treated as having been exchanged for common shares of Rycor. Included in the total are 5,030,207 Series A Special Warrants and 2,637,172 Series B Special Warrants with an aggregate price of $7,598,971 which were issued March 1, 2001.

EPS CAPITAL CORP. AND
RYCOR TECHNOLOGY INVESTMENTS CORP.
AND RYCOR CORP.

(Unaudited)

Combined Statement of Operations

December 31, 2000

COMPILATION REPORT

To the Directors of

EPS Capital Corp.

We have reviewed, as to compilation only, the accompanying combined statement of operations of EPS Capital Corp., Rycor Technology Investments Corp. and Rycor Corp. for the year ended December 31, 2000, which has been prepared for inclusion in the prospectus of BioMS Medical Corp. dated August 29, 2001. In our opinion, the unaudited combined statement of operations has been properly compiled to give effect to the proposed arrangement and the assumptions described in the accompanying notes thereto.

Edmonton, Alberta
April 24, 2001

"Collins Barrow"
Signed
Chartered Accountants

EPS CAPITAL CORP., RYCOR TECHNOLOGY INVESTMENTS CORP. AND RYCOR CORP.

(Unaudited)

Combined Statement of Operations

For the Year Ended December 31, 2000

	EPS	Rycor	Rycor Corp.	Combined
Revenue				
Interest	$ ---	$ 88,947	$ ---	$ 88,947
Expenses				
Research and development	---	516,183	162,816	678,999
General and administrative	---	30,106	69,980	100,086
Amortization of license	---	7,355	1,813	9,168
Amortization of capital assets	---	---	850	850
	---	553,644	235,459	789,103
Net loss	$ ---	$ (464,697)	$ (235,459)	$ (700,156)

EPS CAPITAL CORP., RYCOR TECHNOLOGY INVESTMENTS CORP. AND RYCOR CORP.

(Unaudited)

Notes to the Combined Statement of Operations

December 31, 2000

---

1. **Basis of Presentation**

The accompanying unaudited combined statement of operations for EPS Capital Corp., Rycor Technology Investments Corp. and Rycor Corp. has been prepared in accordance with Canadian generally accepted accounting principles and is based on:

- the audited financial statements of EPS Capital Corp. (EPS) for the year ended December 31, 2000
- the audited financial statements of Rycor Technology Investments Corp. (Rycor) for the year ended December 31, 2000
- the audited financial statements of Rycor Corp. for the year ended September 30, 2000 and the unaudited financial statements of Rycor Corp. for the period October 1 to December 31, 2000
- additional unaudited financial information provided by EPS, Rycor and Rycor Corp.

These combined statement of operations is not necessarily indicative of the results that actually would have occurred, or results expected in future periods, had the events reflected herein occurred on the dates indicated.

The combined statement of operations should be read in conjunction with the financial statements and notes of EPS and Rycor for the year ended December 31, 2000 and Rycor Corp. for the year ended September 30, 2000 and the period October 1 to December 31, 2000.

2. **Combination Assumption**

The combined statement of operations has been prepared giving effect to the proposed acquisition by EPS of Rycor as if it had occurred January 1, 2000.

CERTIFICATE OF THE ISSUER

Dated: August 29, 2001

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 8 of the *Securities Act* (Alberta) and Part XV of the *Securities Act* (Ontario) and the respective rules and regulations thereunder.

"Kevin Giese"

Kevin A. Giese
President and CEO

"Clifford Giese"

Clifford D. Giese
Chairman, CFO and Secretary

ON BEHALF OF THE BOARD OF DIRECTORS

"Michael Kennedy"

Michael Kennedy
Director

"Laine Woollard"

Laine Woollard
Director

PROMOTERS

"Kevin Giese"

Kevin A. Giese
Promoter

"Clifford Giese"

Clifford D. Giese
Promoter

CERTIFICATE OF THE AGENT

Dated: August 29 , 2001

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), Part 8 of the *Securities Act* (Alberta) and Part XV of the *Securities Act* (Ontario) and the respective rules and regulations thereunder.

YORKTON SECURITIES INC.

"S.S. (Ali)Rawji"

S.S. (Ali) Rawji

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU ARE IN ANY DOUBT AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR INVESTMENT DEALER, STOCKBROKER, BANK MANAGER, LAWYER OR OTHER PROFESSIONAL ADVISOR. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE. THE SECURITIES BEING OFFERED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE U.S. SECURITIES ACT AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO A U.S. PERSON AS DEFINED IN REGULATION S UNDER THE U.S. SECURITIES ACT UNLESS AN EXEMPTION FROM REGISTRATION IS AVAILABLE.

June 22, 2001

EPS CAPITAL CORP.

OFFER TO PURCHASE

all of the Issued and Outstanding Securities of

RYCOR TECHNOLOGY INVESTMENTS CORP.

on the basis of:

- one EPS Share for Rycor Share tendered;
- one EPS Share for each Series A Special Warrant tendered;
- one EPS Share and one EPS Warrant for each Series B Special Warrant tendered; and
- one EPS Warrant for each Rycor Warrant tendered.

The Offer will be open for acceptance until 4:30 p.m. (Vancouver time) on July 27, 2001 unless withdrawn or extended. The Offer is conditional upon, among other things, there being validly deposited under the Offer and not withdrawn prior to the Expiry Time (and at the time EPS first takes up and pays for Rycor Securities under the Offer) not less than $66^2/_3$% of the Rycor Shares (on a fully diluted basis). This condition and the other conditions of the Offer are described in Section 4 of the Offer, "Conditions of the Offer".

THE BOARD OF DIRECTORS OF RYCOR HAS RECOMMENDED THAT SHAREHOLDERS ACCEPT THE OFFER.

Certain holders of Rycor Securities have agreed to accept the Offer by depositing under the Offer an aggregate of 21,000,050 Rycor Shares representing 100% of the issued and outstanding Rycor Shares, 10,621,076 Series A Special Warrants representing 100% of the issued and outstanding Series A Special Warrants and 6,801,163 Series B Special Warrants representing 100% of the issued and outstanding Series B Special Warrants See "Acquisition Agreement and Rycor Lock-Up Agreements" in the Circular.

Holders of Rycor Securities who wish to accept the Offer must properly complete and execute the accompanying Letter of Transmittal or a manually executed facsimile thereof and deposit it, together with the certificate or certificates representing their Rycor Securities, at the principal office of the Depositary shown in the Letter of Transmittal and on the last page of this document, in accordance with the instructions in the Letter of Transmittal. Alternatively, a holder of Rycor Securities who desires to deposit such securities and whose certificate or certificates for such securities are not immediately available may deposit such certificate or certificates by following the procedures for guaranteed delivery set forth in Section 3 of the Offer, "Manner of Acceptance".

The outstanding EPS Shares are listed and posted for trading on the CDNX. On June 20, 2001, the closing price of the EPS Shares on the CDNX was $7.00.

Questions and requests for assistance may be directed to the Depositary and additional copies of this document, the Letter of Transmittal and the Notice of Guaranteed Delivery, may be obtained upon request without charge from the Depositary at the office shown in the Letter of Transmittal and on the last page of this document. Persons whose Rycor Securities are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Rycor Securities. Investors should be aware that EPS or its affiliates, directly or indirectly, may bid for or make purchases of Rycor Securities subject to the Offer during the Offer Period as permitted by applicable Canadian laws or provincial laws or regulations.

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. This Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Rycor Securities in any jurisdiction in which the making or the acceptance of deposits would not be in compliance with the laws of such jurisdiction, including any state of the United States in which the Offer is not exempt under the securities laws of such state. However, EPS may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Rycor Securities in any such jurisdiction.

TABLE OF CONTENTS

DEFINITIONS

In the Offer and the Circular, the following terms shall have the meanings set forth below, unless the subject matter or context is inconsistent therewith or such terms are otherwise defined in the Offer or Circular.

ABCA	means the Business Corporations Act (Alberta), as amended.
Acquisition	means the purchase by EPS of the Rycor Securities pursuant to the Acquisition Agreement and the Offer.
Acquisition Agreement	means the agreement dated April 24, 2001 between EPS and Rycor pursuant to which, among other things, EPS agreed to make the Offer.
affected securities	has the meaning given under the heading "Acquisition of Rycor Securities Not Deposited".
Agent's Unit Warrants	means non-transferable share purchase warrants of EPS forming part of the Agent's Units, each whole Agent's Unit Warrant entitling Yorkton to purchase one EPS Shares for a period of two (2) years form the closing of the Public Offering at a price of $4.50 per EPS Share during the first year and at a price of $6.50 per EPS Share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).
Agent's Units	means Units of EPS which may be acquired on exercise of the Agent's Warrants, each Agent's Unit consisting of one (1) EPS Share and one-half (½) of one (1) Agent's Unit Warrant.
Agent's Warrants	means non-transferable warrants of EPS issuable to Yorkton pursuant to the Public Offering, each Agent's Warrant entitling Yorkton to purchase one Agent's Unit at a price of $2.50 per Agent's Unit for a period of two (2) years from the closing of the Public Offering
Animal Studies Administration Agreement	has the meaning given under the heading "Business of Rycor – Third Party Collaborations".
Autoimmune License Agreement	has the meaning given under the heading "Business of Rycor – Acquisitions and Dispositions".
BCCA	means the *Company Act* (British Columbia).
Business Day	means any day other than a Sunday, Saturday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close.
Cantox	means Cantox Health Sciences Inc. of Mississauga, Ontario.
CDNX	means the Canadian Venture Exchange Inc..

cGMP	means Current Good Manufacturing Practices, the current regulatory requirements regarding standards and practices to be followed in the manufacture of medical devices or therapeutic drug products. The standards are established by federal drug and medical device regulatory agencies such as the TPP and FDA.
Circular	means the take-over bid circular accompanying the Offer and forming part of this document.
Common Shares or EPS Shares	means the common shares of EPS as constituted on the date hereof.
compulsory acquisition	has the meaning ascribed thereto under "Acquisition of Rycor Securities Not Deposited" in the Circular.
Contracted Research Agreement	has the meaning given under the heading "Business of Rycor – Acquisitions and Dispositions".
Corporation or EPS	means EPS Capital Corp., a corporation incorporated under the BCCA.
CPC	means a capital pool company as defined in Policy 2.4.
Depositary	means Pacific Corporate Trust Company at its principal office specified in the Letter of Transmittal and on the last page of this document.
Deloitte & Touche Corporate Finance	means Deloitte & Touche Corporate Finance Canada Inc.
Directors' Circular	means the circular to be prepared by the board of directors of Rycor and to be sent to all Securityholders in connection with the Offer.
Dissenting Offeree	has the meaning given under the heading "Acquisition Of Rycor Securities Not Deposited - Acquisition of Securities Held by Dissenting Offerees"
Effective Date	has the meaning given in section 3 of the Offer, "Manner of Acceptance".
Eligible Institution	means a Canadian chartered bank, a trust company in Canada or a member of an acceptable Medallion Guarantee Program.
Engagement Letter	means the letter agreement between EPS and Yorkton dated March 1, 2001 pursuant to which Yorkton agreed to act as agent in respect of the Public Offering.
EPS Warrants	means the non-transferable share purchase warrants of EPS, each EPS Warrant entitling the holder to purchase one EPS Share at a price of $3.00 per EPS Share until 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per EPS Share until 4:30 p.m. (Edmonton time) on December 31, 2002.

Escrow Agreement	has the meaning given under the heading "Escrow Provisions".
Escrow Shares	has the meaning given under the heading "Escrow Provisions".
Expiry Date	means July 27, 2001 or such other date or dates as may be fixed by EPS from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer".
Expiry Time	means 4:30 p.m. (Vancouver time) on the Expiry Date or such other time or times as may be fixed by EPS from time to time pursuant to Section 5 of the Offer, "Extension and Variation of the Offer".
FDA	means the Food and Drug Administration, a branch of the United States Department of Health and Human Services that regulates food, drugs and medical devices in the Unites States.
Final Exchange Notice Date	means the date the CDNX issues notice accepting the Acquisition for filing.
Inventors	means Dr. Kenneth G. Warren and Ms. Ingrid Catz.
IPO	means initial public offering.
Letter of Transmittal	means the letter of transmittal in the form accompanying the Offer and Circular.
License Agreement	has the meaning given under the heading "Business of Rycor – Acquisitions and Dispositions".
Licensing Income Agreement	has the meaning given under the heading "Business of Rycor – Acquisitions and Dispositions".
Majority of the Minority Approval	has the meaning given under the heading "Background to and Reasons for the Offer – Business Operations of a CPC".
Master Agreement	has the meaning given under the heading "Business of Rycor – Acquisitions and Dispositions".
Minimum Condition	has the meaning ascribed thereto in subsection (a) of Section 4 of the Offer, "Conditions of the Offer".
New Escrow Agreement	has the meaning given under the heading "Escrow Provisions".
Non-Resident holders of Rycor Securities	has the meaning given under the heading "Canadian Federal Income Tax Considerations".

Notice of Guaranteed Delivery	means the notice of guaranteed delivery in the form accompanying the Offer and Circular.
Offer	means the offer to purchase all of the issued and outstanding Rycor Securities made hereby to Securityholders.
Offer Period	means the period commencing on June 22, 2001 and ending at the Expiry Time.
Offering Warrants	means the share purchase warrants of EPS forming part of the Units, each whole Offering Warrant entitling the holder to purchase one EPS Share for a period of two (2) years from the closing of the Offering at a price of $4.50 per EPS Share during the first year and at a price of $6.50 per EPS Share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).
Offeror's Notice	has the meaning given under the heading "Acquisition Of Rycor Securities Not Deposited - Acquisition of Securities Held by Dissenting Offerees"
Other Securities	has the meaning given in section 3 of the Offer, "Manner of Acceptance".
Peninsula	means Peninsula Laboratories Inc. of San Carlos, California.
Peptide	means a compound consisting of two or more amino acids linked together through peptide bonds.
Peptide Manufacturing Agreement	has the meaning given under the heading "Business of Rycor – Third Party Collaboration".
Peptide or Technology	means the synthetic myelin basic protein comprised of 17 amino acids and named MB8298, licensed by Rycor from the University of Alberta.
Person	includes an individual, body corporate, partnership, syndicate or other form of unincorporated entity.
Policy 1.1	means Corporate Finance Policy 1.1 of the CDNX.
Policy 2.1	means Corporate Finance Policy 2.1 of the CDNX.
Policy 2.4	means Corporate Finance Policy 2.4 of the CDNX.
Policy Q-27	means policy No. Q-27 of the Commission des valeurs mobilières du Québec, as amended.
Pooling Agreement	has the meaning given under the heading "Business of Rycor – Acquisitions and Dispositions".
Pre-Acquisition Agreement	means the letter intent dated February 16, 2001 between EPS and Rycor.
Pro Group	has the meaning given in CDNX Rule A 1.00

Proposed Amendments	has the meaning given under the heading "Canadian Federal Income Tax Considerations".
Public Offering	means the proposed offering by way of prospectus to be filed in the Provinces of Alberta, British Columbia and Ontario of up to 3,300,000 Units at a price of $2.50 per Unit.
Purchased Securities	has the meaning given in section 3 of the Offer, "Manner of Acceptance".
Qualifying Transaction	has the meaning given under the heading "Background to and Reasons for the Offer – Business Operations of a CPC".
Randy Stroud Consulting	Means Randy Stroud Consulting (AB) Ltd. of Toronto, Ontario.
Regulatory Consulting Agreement	has the meaning given under the heading "Business of Rycor – Third Party Collaborations".
Revenue Canada	means the Canada Customs and Revenue Agency.
Rule 61-501	means Ontario Securities Commission Rule 61-501, as amended.
Rycor	means Rycor Technology Investments Corp., a corporation incorporated under the ABCA and, as the context requires, includes Rycor and its wholly-owned subsidiary, Subco.
Rycor Lock-Up Agreements	means the separate agreements entered into between EPS and each of the Tendering Securityholders whereby such securityholders agreed to accept the Offer.
Rycor Securities	means collectively the Rycor Shares, Series A Special Warrants, Series B Special Warrants and Warrants.
Rycor Shares	means the class A common shares of Rycor, as constituted on the date hereof.
Rycor Warrants	means non-transferable share purchase warrants of Rycor each Rycor Warrant entitling the holder to purchase one Rycor Share at a price of $3.00 per Rycor Share until 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Rycor Share until 4:30 p.m. (Edmonton time) on December 31, 2002.
Securityholder	means a holder of Rycor Securities.
Series A Special Warrants	means series A special warrants of Rycor, each Series A Special Warrant entitling the holder to acquire one Rycor Share for no further consideration.
Series B Special Warrants	means series B special warrants of Rycor, each Series B Special Warrant entitling the holder to acquire one Rycor Share and one Rycor Warrant for no further consideration.

Share Purchase Agreement	has the meaning given under the heading "Business of Rycor – Acquisitions and Dispositions".
Subco	means Rycor Corp., a corporation incorporated under the ABCA.
Subco Shareholders	means collectively Clifford D. Giese, Kevin A. Giese, Robin Giese, Judy Giese, Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor.
Subsequent Acquisition Transaction	has the meaning ascribed thereto under "Acquisition of Rycor Securities Not Deposited" in the Circular.
Subsidiary	has the meaning ascribed thereto in the Securities Act (Alberta), as amended, and the Securities Act (British Columbia), as amended, except as otherwise provided herein.
Superior Take-Over Proposal	means another bona fide offer, proposal for amalgamation or other transaction proposed, offered or made to the holders of Rycor Securities or to Rycor that, in the opinion of the board of directors of Rycor after consultation with Rycor's financial advisor, would result, directly or indirectly, in such holders receiving a higher value than the price per Rycor Security in the Offer for all the issued and outstanding Rycor Securities (other than Rycor Securities owned by EPS) and the board of directors of Rycor withdraws its recommendation regarding the Offer in accordance with the Acquisition Agreement.
Supplemental Professional Activities Agreement	has the meaning given under the heading "Business of Rycor – Acquisitions and Dispositions".
Synthetic peptide	means a peptide produced synthetically in the laboratory.
Tax Act	means the Income Tax Act (Canada), as amended.
Tendering Securityholders	means the directors, officers and securityholders of Rycor that have entered into the Rycor Lock-Up Agreements with EPS as described under "Acquisition Agreement and Rycor Lock-Up Agreements" in the Circular. These individuals include the Subco Shareholders, Patrick W. Kelly, the University of Alberta, Rycor Holdings Ltd., Trading Range Investments Limited, Stock Market Strategies Ltd. and Kerry McCartney-Kelly.
Tier 1 Issuer	has the meaning given in Policy 2.1.
Tier 2 Issuer	has the meaning given in Policy 2.1.
TPP	means Therapeutic Products Program, the branch of Health Canada that is charged with regulating drugs, biologics and medical devices in Canada.
TSE	means The Toronto Stock Exchange.
U of A Governors	means the Governors of the University of Alberta.

U.S. or United States	means United States of America, its territories and possessions, any state of the United States and the District of Columbia.
U.S. person	has the meaning ascribed thereto in Rule 902 of Regulation S adopted by the United States Securities and Exchange Commission under the U.S. Securities Act
U.S. Securities Act	means the United States Securities Act of 1933, as amended.
Unit	means a unit of EPS being offered pursuant to the Public Offering, each Unit consisting of one EPS Share and one-half (½) of one (1) Offering Warrant.
Value Escrow Agreement	has the meaning given under the heading "Escrow Provisions".
Yorkton	means Yorkton Securities Inc. of Suite 2200, 440 2nd Avenue SW, Calgary, Alberta T2P 5E9.

All dollar references in the Offer and Circular are to Canadian dollars, unless otherwise indicated.

SUMMARY

The following is a summary only of the attached Offer and Circular, including the Appendices hereto, the Letter of Transmittal and the Notice of Guaranteed Delivery, and is qualified in its entirety by the detailed provisions contained in those documents.

The Offer

The Offer is made by EPS for all of the issued and outstanding Rycor Securities. The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn or extended by EPS. Assuming the Offer is successful, EPS would issue an aggregate of 38,431,289 EPS Shares, each at a deemed price of $0.72 per share, for an aggregate deemed consideration of $27,670,528 and 6,810,163 EPS Warrants at a deemed price of nil. See section 1 of the Offer, "The Offer".

The obligation of EPS to take up and pay for Rycor Securities pursuant to the Offer is subject to certain conditions. See section 4 of the Offer, "Conditions of the Offer".

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Rycor Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of any such jurisdiction. However, EPS may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Rycor Securities in any such jurisdiction. See section 7 of the Offer, "Securityholders Not Resident in Canada".

Basis of the Offer

The basis of the Offer is as follows:

- one EPS Share at a deemed price of $0.72 per share for each Rycor Share deposited under the Offer;
- one EPS Share at a deemed price of $0.72 per share for each Series A Special Warrant deposited under the Offer;
- one EPS Share at a deemed price of $0.72 per share and one EPS Warrant at a deemed price of nil per EPS Warrant for each Series B Special Warrant deposited under the Offer; and
- one EPS Warrant at a deemed price of nil per EPS Warrant for each Rycor Warrant deposited under the Offer.

EPS has been advised that the CDNX will impose a hold period on the EPS Shares issued in exchange for the Series A Special Warrants and that such shares may not be traded while the hold period is in effect. If EPS is classified as a Tier 1 Issuer on the CDNX on completion of the Acquisition, it is expected that the EPS Shares issued in exchange for the Series A Special Warrants (other than those held by members of the Pro Group) will be tradeable as follows:

a. 25% of the EPS Shares on the Final Exchange Notice Date;

b. 25% of the EPS Shares six (6) months following the Final Exchange Notice Date;

c. 25% of the EPS Shares twelve (12) months following the Final Exchange Notice Date;

d. 25% of the EPS Shares eighteen (18) months following the Final Exchange Notice Date;

If EPS is classified as a Tier 1 Issuer on the CDNX on completion of the Acquisition, it is expected that the EPS Shares issued in exchange for the Series A Special Warrants and held by members of the Pro Group will be tradeable as follows:

a. 25% of the EPS Shares four (4) months following the Final Exchange Notice Date;

b. 25% of the EPS Shares ten (10) months following the Final Exchange Notice Date;

c. 25% of the EPS Shares twelve (12) months following the Final Exchange Notice Date; and

d. 25% of the EPS Shares eighteen (18) months following the Final Exchange Notice Date;

If EPS is classified as a Tier 2 Issuer on the CDNX on completion of the Acquisition, the EPS Shares issued in exchange for the Series A Special Warrants (other than those held by members of the Pro Group) will be tradeable as follows:

a. 20% of the EPS Shares on the Final Exchange Notice Date;

b. 20% of the EPS Shares six (6) months following the Final Exchange Notice Date;

c. 20% of the EPS Shares twelve (12) months following the Final Exchange Notice Date;

d. 20% of the EPS Shares eighteen (18) months following the Final Exchange Notice Date; and

e. 20% of the EPS Shares twenty-four (24) months following the Final Exchange Notice Date;

If EPS is classified as a Tier 2 Issuer on the CDNX on completion of the Acquisition, the EPS Shares issued in exchange for the Series A Special Warrants and held by members of the Pro Group will be tradeable as follows:

a. 20% of the EPS Shares four (4) months following the Final Exchange Notice Date;

b. 20% of the EPS Shares ten (10) months following the Final Exchange Notice Date;

c. 20% of the EPS Shares twelve (12) months following the Final Exchange Notice Date;

d. 20% of the EPS Shares eighteen (18) months following the Final Exchange Notice Date; and

e. 20% of the EPS Shares twenty-four (24) months following the Final Exchange Notice Date;

Securityholders are advised that even if EPS is classified as a Tier 1 Issuer on the CDNX on completion of the Acquisition, the CDNX may, in its discretion, impose the longer hold period referred to above as if EPS were classified as a Tier 2 Issuer on the CDNX on completion of the Acquisition.

See section 1 of the Offer, "The Offer".

Recommendation of the Board of Directors of Rycor

The Board Of Directors of Rycor has recommended that holders of Rycor Securities accept the Offer.

EPS Capital Corp.

EPS is a CDNX listed CPC with a mandate to pursue merger or acquisition opportunities with a view to completing a Qualifying Transaction. See "Background to and Reasons for the Offer".

Rycor Technology Investments Corp.

Rycor is a private corporation which has obtained an exclusive worldwide license to a new medical technology developed at the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta for the treatment of chronic progressive multiple sclerosis. The Peptide Technology is a synthetic myelin basic protein peptide comprised of 17 amino acids and is named "MB8298". See "Business of Rycor".

Background to the Offer

EPS was formed as a CPC on the CDNX. Rycor was formed to acquire the license to the Technology and to further develop the Technology. EPS and Rycor entered into the Pre-Acquisition Agreement dated February 16, 2001, which was superseded and replaced by the Acquisition Agreement, pursuant to which EPS agreed, among other things, to make the Offer. The proposed Acquisition is a non-arms length transaction and is an "insider bid" pursuant to the provisions of the *Securities Act* (British Columbia) and the *Securities Act* (Alberta). See "Background to and Reasons for the Offer", "Interest of Management and Others in Material Transactions" and "Valuation" in the Circular.

Purpose of the Offer and Plans for Rycor

The purpose of the Offer is to enable EPS to acquire, directly or indirectly, all of the outstanding Rycor Securities. If the take-over bid is successful, it is expected that Rycor will continue to carry on business as a subsidiary of EPS. Completion of the take-over bid will give Rycor access to the public markets which is expected to advance Rycor's growth objectives. It is also expected to provide liquidity for Rycor Securityholders, as there is currently no public market for the Rycor Securities. See "Purpose of the Offer and Plans for Rycor" in the Circular.

If EPS takes up and pays for Rycor Securities deposited pursuant to the Offer, EPS intends to seek to acquire, directly or indirectly, all of the remaining Rycor Securities not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in the ABCA or by a Subsequent Acquisition Transaction. EPS will cause the Rycor Securities acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, EPS believes that it will own sufficient Rycor Securities to effect such a transaction. See "Acquisition of Rycor Securities Not Deposited" in the Circular.

Acquisition Agreement and Rycor Lock-Up Agreements

EPS and Rycor entered into the Acquisition Agreement pursuant to which EPS agreed to make the Offer. Under the Acquisition Agreement, Rycor confirmed to EPS that its Board of Directors had unanimously approved the Offer and the Acquisition Agreement and had resolved to unanimously recommend acceptance of the Offer to Securityholders.

EPS and Rycor have entered into the Rycor Lock-Up Agreements pursuant to which the Tendering Securityholders have agreed to accept the Offer by depositing under the Offer an aggregate of 21,000,050 Rycor Shares representing 100% of the issued and outstanding Rycor Shares, 10,621,076 Series A Special Warrants representing 100% of the issued and outstanding Series A Special Warrants and 6,801,163 Series B Special Warrants representing 100% of the issued and outstanding Series B Special Warrants. See "Acquisition Agreement and Rycor Lock-Up Agreements" in the Circular.

Continuance

Assuming successful completion of the Offer, the parties intend to continue EPS under the laws of the Province of Alberta. See "Background to and Reasons for the Offer".

Proposed Change of Name

Assuming the successful completion of the Offer, the parties intend that the name of EPS would be changed to "BioMS Medical Corp." See "Background to and Reasons for the Offer".

Public Offering

Pursuant to the Engagement Letter, Yorkton has agreed to act as agent for the Public Offering of up to 3,300,000 Units of EPS at a price of $2.50 per Unit, each Unit consisting of one (1) EPS Share and one-half (½) of one Offering Warrant, each whole Offering Warrant entitling the holder to purchase one EPS Share for a period of two years from closing of the Offering at a price of $4.50 per share during the first year and at a price of $6.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Public Offering will be conducted by filing of a prospectus in the Provinces of Alberta, British Columbia and Ontario. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and will be issued the Agent's Warrants equal to 10% of the number of Units sold.

Shareholders' Meeting

EPS has scheduled an Annual and Extraordinary General Meeting of Shareholders to approve, among other things, the Acquisition, the proposed continuance and the name change. The Acquisition requires Majority of the Minority Approval of EPS Shareholders. See "Background to and Reasons for the Offer".

Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn by EPS. The Offer may be otherwise extended at the sole discretion of EPS. See Section 5 of the Offer, "Extension and Variation of the Offer".

Manner of Acceptance

Securityholders wishing to accept the Offer must deposit the certificate or certificates representing their Rycor Securities, together with a properly completed and executed Letter of Transmittal or a manually executed facsimile thereof and all other documents required by the Letter of Transmittal, at the office of the Depositary specified in the Letter of Transmittal and on the last page of this document, prior to the Expiry Time. Instructions are contained in the Letter of Transmittal. Securityholders whose Rycor Securities are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Rycor Securities.

If the certificate or certificates representing Rycor Securities are not available for deposit prior to the Expiry Time, Securityholders may accept the Offer by complying with the procedures for guaranteed delivery as set forth in Section 3 of the Offer, "Manner of Acceptance".

Conditions of the Offer

EPS reserves the right to withdraw the Offer and not take up and pay for any Rycor Securities deposited under the Offer unless the conditions described in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by EPS prior to the Expiry Time. The Offer is conditional upon, among other things, there having been validly deposited under the Offer and not withdrawn at least $66^2/_3$% of the outstanding

Rycor Shares (on a fully diluted basis), other than Rycor Securities owned at the date of the Offer by EPS, its associates or affiliates (as defined in the ABCA). The conditions of the Offer are for the exclusive benefit of EPS and may be waived by it, in its sole discretion, in whole or in part, at any time and from time to time, both before and after the Expiry Time without prejudice to any of the rights that EPS may have.

For a complete description of the conditions of the Offer, see Section 4 of the Offer, "Conditions of the Offer".

Payment for Deposited Rycor Securities

If all the conditions referred to in Section 4 of the Offer, "Conditions of the Offer", are satisfied or waived by EPS, EPS has agreed to take up and pay for Rycor Securities validly deposited (and not withdrawn) under the Offer within three business days of being legally able to do so. In accordance with applicable law, any Rycor Securities deposited under the Offer after the first day on which Rycor Securities have been taken up by EPS will be taken up and paid for within 10 days of such deposit. See Section 6 of the Offer, "Payment for Deposited Rycor Securities".

Securityholders Not Resident in Canada

The EPS Shares issuable pursuant to the Offer are not registered under the laws of any jurisdiction outside of Canada and, in particular, are not registered under the U.S. Securities Act or the securities laws of any state of the United States. Accordingly, except as provided in the Offer, the Offer is not made and no EPS Shares will be delivered in the United States or to or for the account or benefit of a person who is or appears to be a U.S. person, or to any person who is a resident of any jurisdiction other than the United States or Canada, unless EPS is satisfied that the EPS Shares may be lawfully delivered in such other jurisdiction without further action by EPS. To the extent permitted under the U.S. Securities Act, the EPS Shares issuable under the Offer may, in the sole discretion of EPS, be offered in the United States in reliance on and pursuant to an exemption provided by Regulation D under the U.S. Securities Act, in transactions exempt from registration under state securities laws.

Acquisition of Rycor Securities Not Deposited

If EPS takes up and pays for Rycor Securities deposited pursuant to the Offer, EPS intends to seek to acquire, directly or indirectly, all of the remaining Rycor Securities not deposited under the Offer by compulsory acquisition pursuant to the provisions contained in the ABCA or a Subsequent Acquisition Transaction. EPS will cause the Rycor Securities acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction and, to the extent permitted by applicable law, to be counted as part of any minority or independent shareholder approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, EPS believes it will own sufficient Rycor Securities to effect such a Subsequent Acquisition Transaction. See Section 13 of the Offer, "Acquisition of Rycor Securities Not Deposited".

Stock Exchange Listings and Market Price of EPS Shares

The EPS Shares are listed and posted for trading on the CDNX. On June 20, 2001, the closing price of the EPS shares on the CDNX was $7.00.

There is no public market for the Rycor Securities.

Canadian Federal Income Tax Considerations

The exchange of Rycor Securities for EPS Shares under the Offer will generally be a tax-free transaction for purposes of the Income Tax Act (Canada) unless a disposing holder elects to the contrary. See

"Canadian Federal Income Tax Considerations" in the Circular. **Securityholders should consult their own income tax advisors to determine the income tax consequences applicable to them should they accept the Offer.**

United States Federal Income Tax Considerations

Securityholders of Rycor should be aware that the acquisition of the securities described herein may have tax consequences in the United States. Such consequences for investors who are resident in, or citizens of, the United States are not fully described herein. **Such Securityholders are urged to consult their own tax advisors.**

Depositary

Pacific Corporate Trust Company will act as the Depositary for the receipt of certificates in respect of Rycor Securities and Letter of Transmittal deposited under the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Vancouver. The duties of the Depositary also include assisting in making settlement under the Offer. See "Depositary" in the Circular.

No brokerage fees or commissions will be payable by any Securityholder who deposits Rycor Securities directly with the Depositary to accept the Offer. Securityholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing Rycor Securities with the Depositary. See "Depositary" in the Circular

Right to Withdraw

Rycor Securities deposited pursuant to the Offer may be withdrawn until taken up and paid for by EPS only in accordance with Section 8 of the Offer. "See "Withdrawal of Deposited Rycor Securities".

Risk Factors

In considering the Offer, Securityholders should carefully consider the risk factors described under the heading "Risk Factors" in addition to any other information contained in this Offer and the Circular.

OFFER TO PURCHASE

TO: THE SECURITYHOLDERS OF Rycor Technology Investments Corp.

1. The Offer

EPS hereby offers to purchase, during the Offer Period, on and subject to the terms and conditions hereinafter specified, all of the issued and outstanding Rycor Securities, on the basis of:

- one EPS Share at a deemed price of $0.72 per share for each Rycor Share deposited under the Offer;
- one EPS Share at a deemed price of $0.72 per share for each Series A Special Warrant deposited under the Offer;
- one EPS Share at a deemed price of $0.72 per share and one EPS Warrant at a deemed price of nil per EPS Warrant for each Series B Special Warrant deposited under the Offer; and
- one EPS Warrant at a deemed price of nil per EPS Warrant for each Rycor Warrant deposited under the Offer.

Assuming the Offer is successful, EPS would issue an aggregate of 38,431,289 EPS Shares, each at a deemed price of $0.72 per share, for an aggregate deemed consideration of $27,670,528 and 6,810,163 EPS Warrants at a deemed price of nil.

EPS has been advised that the CDNX will impose a hold period on the EPS Shares issued in exchange for the Series A Special Warrants and that such shares may not be traded while the hold period is in effect. If EPS is classified as a Tier 1 Issuer on the CDNX on completion of the Acquisition, it is expected that the EPS Shares issued in exchange for the Series A Special Warrants (other than those held by members of the Pro Group) will be tradeable as follows:

a. 25% of the EPS Shares on the Final Exchange Notice Date;

b. 25% of the EPS Shares six (6) months following the Final Exchange Notice Date;

c. 25% of the EPS Shares twelve (12) months following the Final Exchange Notice Date;

d. 25% of the EPS Shares eighteen (18) months following the Final Exchange Notice Date;

If EPS is classified as a Tier 1 Issuer on the CDNX on completion of the Acquisition, it is expected that the EPS Shares issued in exchange for the Series A Special Warrants and held by members of the Pro Group will be tradeable as follows:

a. 25% of the EPS Shares four (4) months following the Final Exchange Notice Date;

b. 25% of the EPS Shares ten (10) months following the Final Exchange Notice Date;

c. 25% of the EPS Shares twelve (12) months following the Final Exchange Notice Date; and

d. 25% of the EPS Shares eighteen (18) months following the Final Exchange Notice Date;

If EPS is classified as a Tier 2 Issuer on the CDNX on completion of the Acquisition, the EPS Shares issued in exchange for the Series A Special Warrants (other than those held by members of the Pro Group) will be tradeable as follows:

a. 20% of the EPS Shares on the Final Exchange Notice Date;

b. 20% of the EPS Shares six (6) months following the Final Exchange Notice Date;

c. 20% of the EPS Shares twelve (12) months following the Final Exchange Notice Date;

d. 20% of the EPS Shares eighteen (18) months following the Final Exchange Notice Date; and

e. 20% of the EPS Shares twenty-four (24) months following the Final Exchange Notice Date;

If EPS is classified as a Tier 2 Issuer on the CDNX on completion of the Acquisition, the EPS Shares issued in exchange for the Series A Special Warrants and held by members of the Pro Group will be tradeable as follows:

a. 20% of the EPS Shares four (4) months following the Final Exchange Notice Date;

b. 20% of the EPS Shares ten (10) months following the Final Exchange Notice Date;

c. 20% of the EPS Shares twelve (12) months following the Final Exchange Notice Date;

d. 20% of the EPS Shares eighteen (18) months following the Final Exchange Notice Date; and

e. 20% of the EPS Shares twenty-four (24) months following the Final Exchange Notice Date;

Securityholders are advised that even if EPS is classified as a Tier 1 Issuer on the CDNX on completion of the Acquisition, the CDNX may, in its discretion, impose the longer hold period referred to above as if EPS were classified as a Tier 2 Issuer on the CDNX on completion of the Acquisition.

A more detailed description of the EPS Shares is provided under "Description of Share Capital of EPS" in the Circular.

Depositing Securityholders will not be obliged to pay brokerage fees or commissions if they accept the Offer by depositing their Rycor Securities directly with the Depositary. See "Depositary" in the Circular.

The accompanying Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Offer and contain important information which should be read carefully before making a decision with respect to this Offer.

2. Time for Acceptance

The Offer is open for acceptance until, but not later than, the Expiry Time unless withdrawn by EPS. The Offer may be otherwise extended at the sole discretion of EPS. See Section 5 of the Offer, "Extension and Variation of the Offer".

3. Manner of Acceptance

Letter of Transmittal

The Offer may be accepted by holders of Rycor Securities delivering to the Depositary at the office of the Depositary listed in the Letter of Transmittal and on the last page of this document so as to arrive there prior to the Expiry Time:

a. the certificate or certificates representing the Rycor Securities in respect of which the Offer is being accepted;

b. the Letter of Transmittal, or a manually executed facsimile thereof, properly completed and duly executed as required by the instructions set out in the Letter of Transmittal; and

c. any other documents required by the instructions set out in the Letter of Transmittal.

If the certificate or certificates representing Rycor Securities are not available for deposit prior to the Expiry Time, Securityholders may accept the Offer by complying with the procedure for guaranteed delivery set forth below

Except as otherwise provided in the instructions in the Letter of Transmittal, all signatures on the Letter of Transmittal and on certificates representing Rycor Securities and, if necessary, on the Notice of Guaranteed Delivery, must be Medallion guaranteed (in the manner set out in the Letter of Transmittal) by an Eligible Institution. If the Letter of Transmittal is executed by a person other than the registered owner(s) of the Rycor Securities deposited therewith, and in certain other circumstances as set forth in the Letter of Transmittal, then the certificate(s) must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered owner(s).

The signature(s) on the endorsement panel or share transfer power of attorney must be Medallion guaranteed by an Eligible Institution.

Procedure for Guaranteed Delivery

If a Securityholder wishes to deposit Rycor Securities pursuant to the Offer and: (i) the certificate or certificates representing such Rycor Securities are not immediately available; or (ii) such Securityholders cannot deliver the certificate or certificates representing such Rycor Securities and all other required documents to the Depositary prior to the Expiry Time, such Rycor Securities may nevertheless be deposited pursuant to the Offer provided that all of the following conditions are met:

a. such deposit is made by or through an Eligible Institution;

b. a properly completed and duly executed Notice of Guaranteed Delivery, or a manually executed facsimile thereof, is received by the Depositary at its office in Vancouver, as set forth in the Notice of Guaranteed Delivery, prior to the Expiry Time; and

c. the certificate or certificates representing deposited Rycor Securities in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal, or manually executed facsimile thereof, covering the Rycor Securities and all other documents required by the Letter of Transmittal, are received by the Depositary at its office in Vancouver as set forth in the Letter of Transmittal on or before 4:30 p.m. (Vancouver time) on the third trading day on the CDNX after the Expiry Date.

General

In all cases, payment for Rycor Securities deposited and taken up by EPS pursuant to the Offer will be made only after timely receipt by the Depositary of certificates representing the Rycor Securities together with a properly completed and duly executed Letter of Transmittal, or a manually executed facsimile thereof, covering such Rycor Shares and any other required documents, with the signatures Medallion guaranteed, if required, in accordance with the instructions set out in the Letter of Transmittal.

The method of delivery of the Letter of Transmittal, certificates representing the Rycor Securities and all other required documents is at the option and risk of the person depositing the same. EPS recommends that such documents be delivered by hand to the Depositary and a receipt obtained. If such documents are mailed, EPS recommends that registered mail with return receipt requested be used and that proper insurance be obtained.

Securityholders whose Rycor Securities are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in depositing their Rycor Securities.

Except as otherwise provided, the Offer will be deemed to have been accepted when the Depositary has actually received certificates in respect of the Rycor Securities and the related Letter of Transmittal duly completed and executed.

The execution of a Letter of Transmittal by a Securityholder irrevocably constitutes and appoints the Depositary and any officer of EPS, and each of them, and any other person designated by EPS in writing, as the true and lawful agent, attorney and attorney-in-fact and proxy of such Securityholder with respect to the Rycor Securities deposited under the Letter of Transmittal which are taken up and paid for under the Offer (the "Purchased Securities") and with respect to any and all dividends, distributions, payments, securities, rights, assets or other interests declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after June 22, 2001 (collectively, the "Other Securities"), effective on and after the date that EPS takes up and pays for the Purchased Securities (the "Effective Date"), with full power of substitution, in the name and on behalf of such Securityholder (such power of attorney being deemed to be an irrevocable power coupled with an interest): (a) to register or record, transfer and enter the transfer of Purchased Securities and any Other Securities on the appropriate register of holders maintained by Rycor; and (b) except as otherwise may be agreed, to exercise any and all of the rights of the holder of the Purchased Securities and Other Securities including, without limitation, to vote, execute and deliver any and all instruments of proxy, authorizations or consents in respect of any or all of the Purchased Securities and Other Securities, revoke any such instrument, authorization or consent given prior to, on or after the Effective Date, designate in any such instruments of proxy any person or persons as the proxy or the proxy nominee or nominees of such Securityholder in respect of such Purchased Securities and Other Securities for all purposes including, without limitation, in connection with any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Rycor, and execute, endorse and negotiate, for and in the name of and on behalf of the registered holder of Purchased Securities and Other Securities, any and all cheques or other instruments respecting any distribution payable to or to the order of such holder in respect of such Purchased Securities and Other Securities. Furthermore, a holder of Purchased Securities or Other Securities who executes a Letter of Transmittal agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Rycor and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to EPS any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities or Other Securities and to designate in any such instruments of proxy the person or persons specified by EPS as the proxy or proxy nominee or nominees of the holder of the Purchased Securities or Other Securities. Upon such appointment, all prior proxies given by the holder of such

Purchased Securities or Other Securities with respect thereto shall be revoked and no subsequent proxies may be given by such person with respect thereto. A holder of Purchased Securities or Other Securities who executes a Letter of Transmittal covenants to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities and Other Securities to EPS and acknowledges that all authority therein conferred or agreed to be conferred shall survive the death or incapacity, bankruptcy or insolvency of the holder and all obligations of the holder therein shall be binding upon the heirs, personal representatives, successors and assigns of the holder.

The deposit of Rycor Securities pursuant to the procedures herein will constitute a binding agreement between the depositing Securityholder and EPS upon the terms and subject to the conditions of the Offer, including the depositing Securityholder's representation and warranty that: (i) such Securityholder has full power and authority to deposit, sell, assign and transfer the Purchased Securities (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Purchased Securities (and Other Securities) to any other person; (ii) such Securityholder owns the Purchased Securities (and any Other Securities) being deposited within the meaning of applicable securities laws; (iii) the deposit of such Purchased Securities (and any Other Securities) complies with applicable securities laws; and (iv) when such Purchased Securities (and any Other Securities) are taken up and paid for by EPS, EPS will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities whatsoever.

All questions as to validity, form, eligibility (including timely receipt) and acceptance of any Rycor Securities deposited pursuant to the Offer will be determined by EPS in its sole discretion. Depositing Securityholders agree that such determination shall be final and binding. EPS reserves the absolute right to reject any and all deposits which it determines not to be in a proper form or which, in the opinion of its counsel, may be unlawful to accept under the laws of any applicable jurisdiction. EPS reserves the absolute right to waive any defect or irregularity in the deposit of any Rycor Securities. There shall be no duty or obligation on EPS, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice. The interpretation of EPS of the terms and conditions of the Offer (including the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery) shall be final and binding.

EPS reserves the right to permit the Offer to be accepted in a manner other than that set forth above.

4. Conditions of the Offer

EPS reserves the right to withdraw or terminate the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Rycor Securities deposited under the Offer, unless all of the following conditions are either satisfied or waived by EPS:

a. prior to the Expiry Time and at the time EPS first takes up and pays for Rycor Securities under the Offer, there shall have been validly deposited under the Offer and not withdrawn at least 66⅔% of the outstanding Rycor Shares (on a fully diluted basis) other than the Rycor Securities owned at the date of the Offer by EPS, its associates or affiliates (as defined in the ABCA);

b. there shall be no undisclosed action prior to the date of the Offer nor any action (whether disclosed or undisclosed) subsequent to such date, by any person or company other than EPS, including any action by a governmental or regulatory authority, by Rycor, any subsidiary of Rycor, or by any director or senior officer of Rycor or any of its subsidiaries, that results in a material adverse change in the business, results of operations, assets, liabilities, prospects, financial condition or affairs of Rycor considered as a whole, it being agreed that a revaluation of

existing assets for accounting or financial reporting purposes shall not be considered to be a material adverse change;

c. Rycor or any subsidiary of Rycor shall not have:

(i) issued, distributed, pledged, sold or authorized, or proposed the issuance of or sale, distribution or pledge to any person of:

(A) any shares of any class of its capital (other than sales or issuances in accordance with the exercise of purchase rights or conversion rights attaching to the Series A Special Warrants, Series B Special Warrants and Rycor Warrants); or

(B) any securities convertible into or exchangeable for shares of any class of its capital or any rights, warrants or options entitling the holder to purchase shares of any class of its capital;

(ii) purchased or otherwise acquired, or proposed or offered to purchase or otherwise acquire, any of its securities;

(iii) declared or paid any dividend or declared, authorized or made any distribution on any of its securities, whether payable in cash, securities or other property;

(iv) altered or proposed to alter any material term of any outstanding security;

(v) authorized, recommended, proposed or publicly announced its intent to enter into any arrangement, merger, amalgamation, consolidation, liquidation, dissolution, business combination, acquisition of any material asset or disposition of any material asset or part thereof, or any release or relinquishment of any material contract, right, privilege or entitlement; or

(vi) entered into any agreement or arrangement with its officers or employees altering the compensation or severance arrangements with such officers or employees, except as disclosed in writing to EPS prior to the Offer, unless any such action or proposal shall have been approved by EPS;

d. the unconditional release or waiver shall have been obtained on terms reasonably satisfactory to EPS and to its counsel by all applicable third parties of all material provisions contained in any indenture, instrument, agreement, undertaking or commitment relating to any indebtedness for, or in respect of, borrowed money, or relating to any development agreement, joint venture agreement, partnership agreement, co-ownership agreement or other agreement relating to the conduct of business or the ownership of material assets by Rycor, or any subsidiary of Rycor, to which Rycor or any subsidiary of Rycor is a party, that are required in connection with the acquisition by EPS of the Rycor Securities;

e. no action or proceeding in Canada or in the United States shall be pending or threatened by any person, company, firm, governmental authority, regulatory body or agency to cease trade, enjoin or prohibit the purchase by or the sale to EPS of the Rycor Securities or the right of EPS to own the Rycor Securities;

f. all approvals of the shareholders of EPS or any regulatory body or stock exchange having jurisdiction over EPS which may be necessary for EPS to acquire the Rycor Securities shall have been obtained;

g. there shall not have been, prior to the termination of the Offer, another bona fide offer, proposal for amalgamation or other transaction proposed, offered or made to the holders of Rycor Securities or to Rycor that, in the reasonable opinion of the financial advisor(s) of EPS would result, directly or indirectly, in such holders receiving a higher value than the price per Rycor Security in the Offer for all the issued and outstanding Rycor Securities (other than Rycor Securities owned by EPS), and EPS does not take up and pay for any Rycor Securities deposited under the Offer; or

h. Rycor shall not have breached any material representation, warranty, covenant or agreement given by it and contained in the Acquisition Agreement.

The foregoing conditions are for the exclusive benefit of EPS. EPS may assert any of the foregoing conditions at any time, both before and after the Expiry Time, regardless of the circumstances giving rise to such assertion (including the action or inaction of EPS). EPS may waive any of the foregoing conditions, in whole or in part at any time and from time to time, both before and after the Expiry Time, in its discretion (subject to the Acquisition Agreement) without prejudice to any other rights which EPS may have. The failure by EPS at any time to exercise or assert any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be exercised or asserted at any time and from time to time. Any determination by EPS concerning the events described in this Section 4 will be final and binding upon all parties.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by EPS to that effect to the Depositary at its principal office in Vancouver, British Columbia. EPS, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by law, as soon as practicable thereafter to notify the Securityholders in the manner set forth in Section 12 of the Offer, "Notice", and shall provide a copy of the aforementioned notice to the CDNX. If the Offer is withdrawn, EPS shall not be obligated to take up and pay for any Rycor Securities deposited under such Offer and all certificates for deposited Rycor Securities, Letter of Transmittal, Notices of Guaranteed Delivery and related documents will be promptly returned to the parties by whom they were deposited.

5. Extension and Variation of the Offer

The Offer is open for acceptance until, but not after, the Expiry Time, subject to extension or variation in the sole discretion of EPS.

EPS reserves the right, in its sole discretion, at any time and from time to time during the Offer Period (or otherwise as permitted by applicable law), to extend the Offer by fixing a new Expiry Time or to vary the terms of the Offer, in each case by giving written notice or other communication confirmed in writing of such extension or variation to the Depositary at its principal office in Vancouver, British Columbia. EPS, forthwith after giving any such notice or communication, shall make a public announcement of the extension or variation, shall cause the Depositary as soon as practicable thereafter to provide a copy of such notice or communication (and in any event not later than 9:00 a.m (Vancouver time) on the first business day after the Expiry Time in effect immediately prior to any extension) in the manner set forth in Section 12 of the Offer, "Notice", to all Securityholders whose Rycor Securities have not been taken up at the date of the extension or variation and shall provide a copy of the aforementioned notice to the CDNX. Any notice of extension or variation will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Vancouver, British Columbia.

Notwithstanding the foregoing, the Offer may not be extended by EPS if all of the terms and conditions of the Offer, excluding those waived by EPS, have been fulfilled or complied with unless EPS first takes up and pays for all of the Rycor Securities deposited under the Offer and not withdrawn.

Where the terms of the Offer are varied, the Offer shall not expire before 10 Business Days after the notice of variation in respect of such variation has been given to Securityholders unless otherwise permitted by applicable law and subject to abridgement or elimination of that period pursuant to such orders as may be granted by Canadian securities regulatory authorities.

During any such extension or in the event of any variation, all Rycor Securities previously deposited and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by EPS in accordance with the terms hereof, subject to Section 8 of the Offer, "Withdrawal of Deposited Rycor Securities". An extension of the Offer Period or a variation of the Offer does not constitute a waiver by EPS of its rights under Section 4 of the Offer, "Conditions of the Offer". If the consideration being offered for the Rycor Securities under the Offer is increased, the increased consideration will be paid to all depositing Securityholders whose Rycor Securities are taken up under the Offer.

6. Payment for Deposited Rycor Securities

If all the conditions referred to under Section 4 of the Offer, "Conditions of the Offer", have been satisfied or waived by EPS, EPS has agreed in the Acquisition Agreement to take up and pay for Rycor Securities validly deposited (and not withdrawn) under the Offer as soon as practicable in the circumstances and in no event later than three Business Days of being legally able to do so. In accordance with applicable law, any Rycor Securities deposited under the Offer after the first date on which Rycor Securities have been taken up by EPS are required to be taken up and paid for promptly, and in any event within 10 days of such deposit.

Subject to applicable law, EPS expressly reserves the right in its sole discretion to delay taking up or paying for any Rycor Securities or to terminate the Offer and not take up or pay for any Rycor Securities if any condition specified in Section 4 of the Offer, "Conditions of the Offer", is not satisfied or waived by EPS, in whole or in part, by giving written notice thereof or other communication confirmed in writing to the Depositary at its principal office in Vancouver, British Columbia. EPS also expressly reserves the right, in its sole discretion and notwithstanding any other condition of the Offer, to delay taking up and paying for Rycor Securities in order to comply, in whole or in part, with any applicable law, including, without limitation, such period of time as may be necessary to obtain any necessary regulatory approval.

EPS will not, however, take up and pay for any Rycor Securities deposited under the Offer unless it simultaneously takes up and pays for all Rycor Securities then validly deposited under the Offer. EPS will be deemed to have taken up and accepted for payment Rycor Securities validly deposited and not withdrawn pursuant to the Offer if, as and when EPS gives written notice or other communication confirmed in writing to the Depositary at its principal office in Vancouver, British Columbia of its acceptance for payment of such Rycor Securities pursuant to the Offer.

EPS will pay for Rycor Securities validly deposited under the Offer and not withdrawn by issuing to or on behalf of each such Securityholder, EPS Shares and EPS Warrants on the basis set forth in Section 1 of the Offer, "The Offer", and by providing the Depositary with certificates representing such EPS Shares and EPS Warrants for delivery to Securityholders who have tendered and not withdrawn their Rycor Securities under the Offer.

The Depositary will act as the agent of persons who have deposited Rycor Securities in acceptance of the Offer for the purposes of receiving payment from EPS and transmitting payment to such persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by Securityholders who have deposited and not withdrawn their Rycor Securities pursuant to the Offer.

Settlement will be made by the Depositary forwarding the certificates representing the EPS Shares and EPS Warrants to which that person is entitled provided that the person is a resident of a province of Canada or another jurisdiction in which the EPS Shares and EPS Warrants may be lawfully delivered

without further action by EPS. In the case of Securityholders who are resident outside of Canada, EPS will withhold that portion of the consideration that it is required to withhold pursuant to applicable income tax legislation unless the customary approvals have been obtained or EPS is satisfied, in its discretion, that no withholding tax will be payable. Subject to the foregoing and unless otherwise directed by the Letter of Transmittal, the certificates representing the EPS Shares and EPS Warrants will be issued in the name of the registered holder of the Rycor Securities deposited. Unless the person depositing the Rycor Securities instructs the Depositary to hold the certificates representing the EPS Shares and EPS Warrants for pick-up by checking the appropriate box in the Letter of Transmittal, certificates will be forwarded by first class insured mail to such persons at the address specified in the Letter of Transmittal. If no address is specified, certificates will be forwarded to the address of the Securityholder as shown on the registers maintained by Rycor.

If any deposited Rycor Securities are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Rycor Securities than the Securityholder desires to deposit, a certificate for Rycor Securities not purchased will be returned, without expense, to the depositing Securityholder as soon as practicable following the Expiry Time or withdrawal or early termination of the Offer.

Depositing Securityholders will not be obligated to pay any brokerage fees or commissions if they accept the Offer by depositing their Rycor Securities directly with the Depositary. See "Depositary" in the Circular.

7. Securityholders Not Resident in Canada

The EPS Shares and EPS Warrants issuable pursuant to the Offer are not registered under the laws of any jurisdiction outside of Canada and, in particular, are not registered under the U.S. Securities Act or the securities laws of any state of the United States. Accordingly, except as provided in the Offer, the Offer is not made and no EPS Shares and EPS Warrants will be delivered in the United States or to or for the account or benefit of a person who is or appears to be a U.S. person, or to any person who is a resident of any jurisdiction other than the United States or Canada, unless EPS is satisfied that the EPS Shares and EPS Warrants may be lawfully delivered in such other jurisdiction without further action by EPS. To the extent permitted under the U.S. Securities Act, the EPS Shares and EPS Warrants issuable under the Offer may, in the sole discretion of EPS, be offered in the United States in reliance on and pursuant to an exemption provided by Regulation D under the U.S. Securities Act, in transactions exempt from registration under state securities laws.

8. Withdrawal of Deposited Rycor Securities

All deposits of Rycor Securities pursuant to the Offer are irrevocable, provided that any Rycor Securities deposited in acceptance of the Offer may be withdrawn by or on behalf of the depositing Securityholder (unless otherwise required or permitted by applicable law):

a. at any time before July 27, 2001; and

b. at any time after July 27, 2001 provided that the Rycor Securities have not been taken up and paid for by EPS prior to the receipt by the Depositary of the notice of withdrawal in respect of such Rycor Securities

   In addition, if:

   (i) there is a variation of the terms of the Offer before the Expiry Time (including any extension of the period during which the Rycor Securities may be deposited hereunder or the modification of a term or condition of the Offer, but excluding, unless otherwise

required by applicable law, a variation consisting solely of an increase in the consideration offered where the time for deposit is not extended for more than 10 days after the notice of variation has been delivered); or

(ii) at or before the Expiry Time or after the Expiry Time but not before the expiry of all rights of withdrawal in respect of the Offer, a change occurs in the information contained in the Offer or the Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Securityholder to accept or reject the Offer, unless such change is not within the control of EPS or of any affiliate of EPS (except, to the extent required by applicable law, where it is a change in a material fact relating to the EPS Shares or EPS Warrants);

any Rycor Securities deposited under the Offer and not taken up and paid for by EPS at such time may be withdrawn by or on behalf of the depositing Securityholder at the place of deposit at any time until the expiration of 10 days after the date upon which a notice of such variation or change is mailed, delivered or otherwise communicated, subject to abridgement of that period pursuant to such order or orders as may be granted by Canadian courts or securities regulatory authorities.

In order for any withdrawal to be made, notice of withdrawal must be in writing (which includes a telegraphic communication or notice by electronic means that produces a printed copy), and must be actually received by the Depositary at the place of deposit of the applicable Rycor Securities (or Notice of Guaranteed Delivery in respect thereof) within the period permitted for withdrawal. Any such notice of withdrawal must be: (i) signed by or on behalf of the person who signed the Letter of Transmittal that accompanied the Rycor Securities to be withdrawn (or Notice of Guaranteed Delivery in respect thereof); and (ii) specify such person's name, the number of Rycor Securities to be withdrawn, the name of the registered holder and the certificate number shown on each certificate representing the Rycor Securities to be withdrawn. Any signature on a notice of withdrawal must be Medallion guaranteed by an Eligible Institution in the same manner as in the Letter of Transmittal (as described in the instructions set out in such letter), except in the case of Rycor Securities deposited for the account of an Eligible Institution. The withdrawal shall take effect upon receipt of the written notice by the Depositary.

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by EPS, in its sole discretion, and such determination shall be final and binding. There shall be no duty or obligation on EPS, the Depositary or any other person to give notice of any defect or irregularity in any notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notice.

If EPS extends the Offer, is delayed in taking up or paying for Rycor Securities or is unable to take up or pay for Rycor Securities for any reason, then, without prejudice to the other rights of EPS, Rycor Securities deposited under the Offer may be retained by the Depositary on behalf of EPS subject to the depositing holders' right of withdrawal as set forth under this Section 8 of the Offer, or pursuant to applicable law.

Withdrawals may not be rescinded and any Rycor Securities withdrawn will be deemed not validly deposited for the purposes of the Offer, but may be redeposited at any subsequent time prior to the Expiry Time by following any of the applicable procedures described in Section 3 of the Offer, "Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Securityholders in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See "Statutory Rights" in the Circular.

9. Return of Deposited Rycor Securities

If any deposited Rycor Securities are not taken up and paid for by EPS under the Offer for any reason whatsoever, or if certificates are submitted by a Securityholder for more Rycor Securities than are deposited, certificates for Rycor Securities not taken up and paid for or not deposited will be returned at the expense of EPS by either sending new certificates representing Rycor Securities not purchased or returning the deposited certificates and other relevant documents. The certificates and other relevant documents will be forwarded by first class insured mail in the name of and to the address of the depositing Securityholder specified in the Letter of Transmittal or, if no such name or address is so specified, then in such name and to such address of such Securityholder as shown on the registers maintained by Rycor as soon as practicable following the Expiry Time or withdrawal or termination of the Offer.

10. Changes in Capitalization, Distributions and Liens

If, on or after June 22, 2001, Rycor should subdivide, consolidate or otherwise change any of the Rycor Securities or its capitalization, or shall disclose that it has taken or intends to take any such action, EPS may, in its sole discretion, and without prejudice to its rights under Section 4, "Conditions of the Offer", make such adjustments as it considers appropriate to the terms of the Offer (including, without limitation, the type of securities offered to be purchased and the amounts payable therefor) to reflect such subdivision, consolidation or other change.

Rycor Securities acquired pursuant to the Offer shall be transferred by the Securityholder and acquired by EPS free and clear of all liens, restrictions, charges, encumbrances, claims and equities and together with all rights and benefits arising therefrom including the right to any and all dividends, distributions, payments, securities, rights, assets or other interests which may be declared, paid, issued, distributed, made or transferred on or in respect of the Rycor Securities on or after June 22, 2001. If Rycor should declare or pay any cash dividend, stock dividend or make any other distribution on or issue any rights with respect to any of the Rycor Securities which is or are payable or distributable to the Securityholders of record on a record date which is prior to the date of transfer into the name of EPS or its nominees or transferees on the registers maintained by Rycor of such Rycor Securities following acceptance thereof for purchase pursuant to the Offer, then the whole of any such dividend, distribution, payment, security, right, asset or other interest will be received and held by the depositing Securityholder for the account of EPS and shall be promptly remitted and transferred by the depositing Securityholder to the Depositary for the account of EPS, accompanied by appropriate documentation of transfer. Pending such remittance, EPS will be entitled to all rights and privileges as the owner of any such dividend, distribution, payment, security, right, asset or other interest, and may withhold the entire consideration payable by EPS pursuant to the Offer or deduct from the consideration payable by EPS pursuant to the Offer the amount or value thereof, as determined by EPS in its sole discretion.

11. Mail Service Interruption

Notwithstanding the provisions of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, certificates representing EPS Shares and EPS Warrants in payment for Rycor Securities purchased under the Offer and certificates representing Rycor Securities to be returned will not be mailed if EPS determines that delivery thereof by mail may be delayed. Persons entitled to certificates representing EPS Shares and EPS Warrants which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary at which the deposited certificates representing Rycor Securities in respect of which the certificates representing EPS Shares and EPS Warrants are being issued were deposited upon application to the Depositary, until such time as EPS has determined that delivery by mail will no longer be delayed. EPS shall provide notice of any such determination not to mail made under this Section 11 as soon as reasonably practicable after the making of such determination and in accordance with Section 12 of the Offer, "Notice".

Notwithstanding Section 6 of the Offer, "Payment for Deposited Rycor Securities", the deposit of certificates representing EPS Shares and EPS Warrants with the Depositary for delivery to the depositing Securityholders in such circumstances shall constitute delivery to the persons entitled thereto and the Rycor Securities shall be deemed to have been paid for immediately upon such deposit.

12. Notice

Without limiting any other lawful means of giving notice, any notice which may be given or caused to be given by EPS or the Depositary under the Offer will be deemed to have been properly given if it is mailed by first class mail, postage prepaid, to the registered Securityholders at their addresses as shown on the registers maintained by Rycor and will be deemed to have been received on the first day following the date of mailing which is a Business Day. These provisions apply notwithstanding any accidental omission to give notice to any one or more Securityholders and notwithstanding any interruption of postal service in Canada following mailing. In the event of any interruption of postal service following mailing, EPS intends to make reasonable efforts to disseminate the notice by other means, such as publication. Except as otherwise required or permitted by law, if post offices in Canada or elsewhere are not open for the deposit of mail or there is reason to believe there is or could be a disruption in all or part of the postal service, any notice which EPS or the Depositary may give or cause to be given under the Offer, except as otherwise provided herein, will be deemed to have been properly given and to have been received by holders of Rycor Securities if: (i) it is given to the CDNX for dissemination through its facilities; (ii) it is published once in the National Edition of The Globe and Mail and in daily newspapers of general circulation, provided that if the National Edition of The Globe and Mail is not being generally circulated, publication thereof shall be made in the National Post or any other daily newspaper of general circulation published in the cities of Calgary and Vancouver; and (iii) it is provided to the Dow Jones News Service for distribution.

Wherever the Offer calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at the address listed for the Depositary in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

13. Acquisition of Rycor Securities Not Deposited

If EPS takes up and pays for Rycor Securities validly deposited under the Offer, EPS intends to seek to acquire, directly or indirectly, all of the remaining Rycor Securities not deposited under the Offer by compulsory acquisition or a Subsequent Acquisition Transaction. EPS will cause the Rycor Securities acquired under the Offer to be voted in favour of a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, EPS believes that it will own sufficient Rycor Securities to effect such a Subsequent Acquisition Transaction. See "Acquisition of Rycor Securities Not Deposited" in the Circular.

14. Market Purchases and Sales of Rycor Securities

EPS reserves the right to, and may, acquire (or cause an affiliate to acquire) Rycor Securities, subject to applicable law, at any time and from time to time prior to the Expiry Time. In no event will EPS make any such purchases of Rycor Securities before the third Business Day following the date of the Offer. If EPS should acquire Rycor Securities by making purchases during the Offer Period, the Rycor Securities so purchased shall be counted in any determination as to whether the Minimum Condition has been satisfied. The aggregate number of Rycor Securities acquired by EPS during the Offer Period shall not exceed 5% of each class of outstanding Rycor Securities as of the date of the Offer.

Although EPS has no present intention to sell Rycor Securities taken up under the Offer, it reserves the right to make or enter into an arrangement, commitment or understanding at or prior to the Expiry Time to sell any of such Rycor Securities after the Expiry Time.

EPS has not engaged in any market balancing activity in EPS Shares prior to the date of the Offer and does not contemplate engaging in any such activity during the Offer Period.

15. Other Terms of the Offer

The provisions of the Circular, Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer, including the instructions contained therein, as applicable, form part of the terms and conditions of the Offer and should be read carefully before making a decision with respect to the Offer.

The Offer and all contracts resulting from the acceptance of the Offer shall be governed by and construed in accordance with the laws of the Province of British Columbia and all laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of this Offer unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of British Columbia and the courts of appeal therefrom.

No broker, dealer or other person has been authorized to give any information or to make any representation on behalf of EPS other than as contained in this Offer or in the Circular, Letter of Transmittal or Notice of Guaranteed Delivery and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer or other person shall be deemed to be the agent of EPS, or the Depositary for the purposes of the Offer. In any jurisdiction in which the Offer is required to be made by a licensed broker or dealer, the Offer shall be made on behalf of EPS by brokers or dealers licensed under the laws of such jurisdiction.

EPS shall, in its sole discretion, be entitled to make a final and binding determination of all questions relating to the interpretation of the Offer, the Circular, the Letter of Transmittal or the Notice of Guaranteed Delivery, the validity of any acceptance of this Offer and any withdrawals of Rycor Securities, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Rycor Securities or notice of withdrawal of Rycor Securities, and the due completion and execution of the Letter of Transmittal and Notices of Guaranteed Delivery. EPS reserves the right to waive any defect in acceptance with respect to any particular Rycor Security or any particular Securityholder. There shall be no obligation on EPS, or the Depositary to give notice of any defects or irregularities in acceptance and no liability shall be incurred by any of them for failure to give any such notification.

The Offer is not being made to, nor will deposits be accepted from or on behalf of holders of Rycor Securities in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, EPS may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Rycor Securities in any such jurisdiction.

The Offer and the accompanying Circular and the other documents referred to above constitute the take-over bid circular required under the Canadian provincial securities legislation with respect to the Offer.

DATED at Edmonton, Alberta, this 22nd day of June 2001.

EPS CAPITAL CORP.

By: (Signed) "Kevin A. Giese"
Kevin A. Giese
President and Chief Executive Officer

By: (Signed) "Clifford D. Giese"
Clifford D. Giese
Chairman, Chief Financial Officer and Secretary

CIRCULAR

This Circular is provided in connection with the Offer made by EPS to purchase all of the outstanding Rycor Securities.

The terms, conditions and provisions of the accompanying Offer are incorporated into and form part of this Circular. Securityholders should refer to the Offer for details of the terms and conditions of the Offer, including details as to the manner of payment and withdrawal rights. Terms defined in the Offer but not defined in this Circular have the same meaning herein as in the Offer unless the context otherwise requires.

The information concerning Rycor contained in the Offer and this Circular has been provided to EPS by Rycor and EPS has relied on such information. Although EPS has no knowledge that would indicate that any statements relating to Rycor contained herein based on information contained in such documents and records are inaccurate or incomplete, neither EPS nor its directors or officers assumes any responsibility for the accuracy or completeness of such information nor for any failure by Rycor to disclose events which may have occurred or which may affect the significance or accuracy of such information but which are unknown to EPS.

Pursuant to the provisions of the securities laws of various provinces of Canada, the directors of Rycor must send a circular to all Securityholders in connection with the Offer, which circular, together with other information, must disclose any material changes in the affairs of Rycor subsequent to the date of the most recent published financial statements of Rycor.

BACKGROUND TO AND REASONS FOR THE OFFER

History and Operations of EPS

Pursuant to a prospectus dated November 30, 2000, EPS completed an initial public offering of 1,300,000 Common Shares at a price of $0.20 per share for gross proceeds of $260,000. Its Common Shares were listed and posted for trading on the CDNX on March 21, 2001 under the trading symbol "ECC".

EPS is classified as a CPC pursuant to the policies of the CDNX. The principal business of EPS is to identify and evaluate opportunities for the acquisition of an interest in assets or businesses and, once identified and evaluated, to negotiate acquisition or participation, subject to receipt of shareholder approval and acceptance by the CDNX. As a CPC, EPS must complete an Acquisition within 18 months of the date of listing on the CDNX.

To date, the operations and activities of EPS have principally consisted of engaging in discussions and negotiations for the purpose of identifying and evaluating potential acquisitions of interests in commercially viable businesses or assets and entering into the Acquisition Agreement.

At present, EPS has no business and no assets other than cash. Consequently, it has no source of revenue other than interest earned on its working capital.

Effective February 16, 2000, EPS and Rycor entered into the Pre-Acquisition Agreement with respect to the intention of EPS acquiring all of the issued and outstanding Rycor Securities. The Acquisition is intended to serve as the Qualifying Transaction of EPS. EPS and Rycor then entered into the Acquisition Agreement, effective April 24, 2001, providing for the terms and conditions of the Acquisition. See "Acquisition Agreement and Rycor Lock-up Agreements".

Upon completion of the Acquisition, Rycor will carry on business as a subsidiary of EPS. See "Business of Rycor".

Business Operations of a CPC

With the introduction of Policy 2.4 in November, 1999, the CDNX created a new category of listing, the CPC, pursuant to which a company formed by individuals acceptable to the CDNX can complete an IPO earlier in its development than may be possible with a regular IPO. Proceeds from the IPO must be used primarily to investigate business opportunities for acquisition by the CPC, which will serve as the CPC's Acquisition.

A "Qualifying Transaction" is a transaction whereby the CPC: (a) issues or proposes to issue, in consideration for the acquisition of significant assets, common shares or securities convertible, exchangeable or exercisable into common shares which, if fully converted, exchanged or exercised would represent more than 25 percent of its common shares issued and outstanding immediately prior to the issuance; (b) enters into an arrangement, amalgamation, merger or reorganization with another company with significant assets, whereby the ratio of securities which are distributed to the shareholders of the CPC and the other company results in the shareholders of the other company acquiring control of the resulting company; or (c) otherwise acquires significant assets (other than cash); but excludes a transaction which consists solely of the issuance for cash by the CPC of common shares or securities convertible, exchangeable or exercisable into common shares, representing more than 25 percent of the CPC's common shares issued and outstanding immediately prior to the issuance.

Policy 2.4 defines "significant assets" as one or more assets or businesses which, when acquired by the CPC, together with any other concurrent transactions, results in the CPC meeting the minimum listing requirements under CDNX Policy 2.1.

Once a proposed Qualifying Transaction has been identified, the CPC must seek CDNX acceptance for filing and shareholder approval for the acquisition. Acceptance for filing by the CDNX of a Qualifying Transaction also calls for sponsorship by a member of the CDNX. The role of the sponsoring member firm is an integral part of the Qualifying Transaction process. Effectively, the sponsoring member firm will review the Qualifying Transaction to determine the suitability of the issuer's listing on the CDNX upon the completion of the Qualifying Transaction. The CDNX will halt trading in the common shares of the issuer upon the issuer making a public announcement that it has reached an Agreement in Principle (as defined in Policy 2.4) in respect of a Qualifying Transaction. Trading will remain halted until the sponsoring member firm files a Sponsorship Acknowledgment Form with the CDNX confirming that they are prepared to act as sponsor subject to completion of their due diligence, a Personal Information Form is filed for each person who will be a director, senior officer, promoter or other insider of the issuer following completion of the Qualifying Transaction, a pre-filing conference is held with the CDNX and the CDNX has completed any preliminary background searches it considers necessary or advisable. Once trading has been reinstated, the CDNX may impose a further trading halt if the issuer has not made it's filing with the CDNX of applicable materials relating to the Qualifying Transaction within sixty (60) days of the announcement of the Agreement in Principle.

The issuer will be required to file with the CDNX, among other things, a draft copy of the information circular it proposes to deliver to its shareholders relating to the Qualifying Transaction, copies of material contracts, engineering reports or valuation reports, and audited financial statements, unaudited financial statements and pro forma financial statements. The information circular will be submitted to the CDNX prior to distribution to the issuer's shareholders, and the disclosure in the information circular will be made in accordance with the applicable form of a prospectus under the applicable *Securities Act* and in accordance with the requirements of the CDNX. As part of the review of the Qualifying Transaction, the

CDNX will review the expenses, disclosure, trading history and other transactions undertaken by the issuer during its listing to determine compliance with CDNX policies.

Shareholders will be provided with an information circular containing full, true and plain disclosure of all material facts relating to the securities of the CPC, assuming completion of the proposed Qualifying Transaction, and will be entitled to attend a meeting of shareholders at which approval will be sought for the Qualifying Transaction.

Under Policy 2.4 the resolution approving the Qualifying Transaction must receive "Majority of the Minority Approval" of the shareholders of the CPC. Policy 2.4 defines "Majority of the Minority Approval" as a vote at a properly constituted meeting of the shareholders of the CPC which vote must be passed by at least 50% plus one vote of the votes cast by shareholders other than "Related Parties" of the CPC and "Related Parties to the Qualifying Transaction". CDNX policies define a "Related Party" to the CPC as the promoters, officers, directors, control persons and other insiders of the CPC and any of their associates or affiliates. Policy 2.4 defines "Related Parties to the Qualifying Transaction" as the sellers (the "Sellers") of any significant assets to be acquired by the CPC, a corporation (the "Target Issuer") which is the beneficial owner of the significant assets to be acquired by the CPC, the promoters, officers, directors, control persons or other insiders of the Sellers or the Target Issuer, all other parties to or associated with the Qualifying Transaction, and the associates or affiliates of the foregoing.

The CDNX, in its discretion, may not approve a Qualifying Transaction where the CPC will not meet the minimum listing requirements set forth in CDNX Listings Policy 2.1 upon completion of the proposed Qualifying Transaction. If additional financing is required to complete the acquisition, the CPC may arrange bank financing or issue additional securities pursuant to a private placement or public offering, in accordance with CDNX policies.

If EPS completes the Acquisition and files all necessary documentation, the requirements of Policy 2.4 will no longer apply except sections 11 (escrow provisions) and 14.10 (reverse takeover provisions).

The Acquisition

The Acquisition is a "Related Party Transaction" as defined in Policy 1.1 in that Clifford D. Giese and Kevin A. Giese are directors and officers of both EPS and Rycor and are securityholders of both EPS and Rycor. Additionally, Patrick W. Kelly and Ronald E. Ticknor are directors of EPS and securityholders of Rycor. Accordingly, EPS appointed an independent committee of directors consisting of Michael P. Kennedy and Robert K. O'Toole to negotiate the Pre-Acquisition Agreement and Acquisition Agreement. See "Valuation".

Upon completion of the Acquisition, there will be 41,461,289 EPS Shares issued and outstanding and upon completion of both the Acquisition and the Offering, there will be 44,761,289 EPS Shares issued and outstanding (54,906,452 EPS Shares fully diluted). Completion of the Offering is not a condition to completion of the Acquisition; however, the Offering will not be completed unless the Acquisition completes.

Sponsorship Requirement

In accordance with CDNX policies EPS is required to obtain sponsorship from an CDNX member firm in connection with its Acquisition. CDNX policies require that the sponsor prepare and submit a sponsor report to the CDNX. Yorkton agreed to act as sponsor for the Acquisition pursuant to a letter agreement dated February 21, 2001. In general, as sponsor, Yorkton is required to conduct due diligence on EPS to determine whether it is suitable for listing on the CDNX. Yorkton will be paid a fee of $25,000 plus G.S.T. for acting as sponsor and will be reimbursed for its expenses in connection therewith.

Continuance

EPS is currently incorporated under the *Company Act* (British Columbia). Rycor is a corporation incorporated under the *Business Corporations Act* (Alberta). In order that EPS and Rycor will be governed by the same corporate law statute it is proposed that EPS continue under the laws of the Province of Alberta. Section 37 of the *Company Act* (British Columbia) allows a British Columbia corporation to be continued under the laws of another province.

Continuing EPS under the *Business Corporations Act* (Alberta) will make EPS an Alberta company as if EPS had been originally incorporated under the *Business Corporations Act* (Alberta). The continuance cannot be implemented without the approval of the shareholders of EPS by a special resolution. A special resolution means a resolution passed by at least 75% of the votes cast by shareholders who vote at the applicable meeting.

At the time of filing the continuance, the Memorandum of EPS will be replaced in its entirety by Articles of Continuance which are consistent with the *Business Corporations Act* (Alberta). In addition, EPS will require a new By-Law governing its operations to replace the existing Articles of EPS.

Name Change

Subject to the approval of the special resolution approving the Acquisition and completion of the Acquisition, it is expected that EPS will change its name to "BioMS Medical Corp." in order to reflect the acquisition of Rycor by EPS. Pursuant to the *Company Act* (British Columbia), a change of name of a corporation requires approval by a special resolution of the shareholders.

Shareholder Approval

EPS has scheduled an Annual and Extraordinary General Meeting for June 22, 2001 (the "Meeting") at which all matters related to the Acquisition, including the proposed continuance and name change, will be considered by the shareholders of EPS. The approval of the shareholders of EPS is a pre-requisite to the completion of the Acquisition and matters related thereto.

Public Offering

Yorkton has agreed to act as agent for the Public Offering of up to 3,300,000 Units of EPS at a price of $2.50 per Unit, each Unit consisting of one (1) EPS Share and one-half (½) of one Offering Warrant, each whole Offering Warrant entitling the holder to purchase one EPS Share for a period of two years from closing of the Offering at a price of $4.50 per share during the first year and at a price of $6.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Public Offering will be conducted by filing of a prospectus in the Provinces of Alberta, British Columbia and Ontario. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and will be issued the Agent's Warrants equal to 10% of the number of Units sold.

Each Agent's Warrant will entitle Yorkton to purchase one Agent's Unit at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Public Offering. Each Agent's Unit will consist of one EPS Share and one-half of one Agent's Unit Warrant, each whole Agent's Unit Warrant entitling the Agent to purchase one EPS Share for a period of two years from the closing of the Public Offering at a price of $4.50 per EPS Share during the first year and at a price of $6.50 per EPS Share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).

PURPOSE OF THE OFFER AND PLANS FOR RYCOR

Purpose of the Offer

The purpose of the Offer is to enable EPS to acquire, directly or indirectly, all of the outstanding Rycor Securities. If the take-over bid is successful, it is expected that Rycor will continue to carry on business as a subsidiary of EPS. Completion of the take-over bid will give Rycor access to the public markets which is expected to advance Rycor's growth objectives. It is also expected to provide liquidity for Rycor Securityholders, as there is currently no public market for the Rycor Securities.

If EPS takes up and pays for Rycor Securities deposited pursuant to the Offer, EPS intends to seek to acquire, directly or indirectly, all of the remaining Rycor Securities not deposited under the Offer by a compulsory acquisition pursuant to the procedures contained in the ABCA or by a Subsequent Acquisition Transaction. EPS will cause the Rycor Securities acquired under the Offer to be voted in favour of such a Subsequent Acquisition Transaction and, to the extent permitted by law, to be counted as part of any minority approval that may be required in connection with such a transaction. If the Minimum Condition is satisfied, EPS believes that it will own sufficient Rycor Securities to effect such a transaction. See "Acquisition of Rycor Securities Not Deposited".

ACQUISITION AGREEMENT AND RYCOR LOCK-UP AGREEMENTS

The Acquisition Agreement

EPS and Rycor entered into the Acquisition Agreement pursuant to which EPS agreed to make an offer to purchase all of the outstanding Rycor Securities. Under the Acquisition Agreement, Rycor confirmed to EPS that its board of directors has unanimously approved the Offer and the Acquisition Agreement and has resolved to unanimously recommend acceptance of the Offer to the Securityholders, subject to the right of the board of directors to withdraw, modify or change its recommendation if required in discharge of their fiduciary duties. Rycor agreed that, among other things, it will not solicit, initiate or encourage proposals or offers from, or negotiations with, any person, or provide information to or facilitate any discussions or negotiations with any person, relating to any other potential merger or acquisition of all or a material portion of its business, assets or outstanding securities, subject to the right of the board of directors of Rycor to respond to any submission or proposal regarding a proposed transaction or to act in such a manner as is required in discharge of directors' fiduciary duties or as required by law.

In the event that either Rycor receives any proposals or offers for any other merger or acquisition transaction or any inquiry with respect to same, Rycor has agreed to immediately notify EPS of the same and to keep EPS informed of the status and details of any such enquiry, offer or proposal.

In connection with the Offer, Rycor agreed to comply with Section 109 of the *Securities Act* (British Columbia), Section 138 of the *Securities Act* (Alberta) and similar provisions under applicable Canadian securities laws relating to the provision of directors' circulars and make appropriate disclosure with respect thereto to the Rycor Securityholders.

EPS may, in its sole discretion, amend or vary any term or condition of the Offer, provided that EPS shall not, without the consent of Rycor, waive or reduce the Minimum Condition, impose additional conditions to the Offer, decrease or change the form of the consideration to be paid for each Rycor Security or amend the Offer or modify the conditions of the Offer in a manner that is materially adverse to the Rycor Securityholders.

Second Stage Transaction

The Acquisition Agreement provides that if EPS takes up and pays for the Rycor Securities pursuant to the Offer, and thereby acquires at least 66⅔% of the Rycor Shares (on a fully diluted basis), Rycor will attempt to acquire the balance of the Rycor Securities by way of compulsory acquisition pursuant to the provisions contained in the ABCA or by way of Subsequent Acquisition Transaction. See "Acquisition of Rycor Securities Not Deposited".

Termination of Acquisition Agreement

The Acquisition Agreement may be terminated by either EPS or Rycor in certain circumstances, including:

a. by mutual consent of EPS and Rycor;

b. by either EPS or Rycor after September 30, 2001 if EPS has not purchased Rycor Securities pursuant to the Offer;

c. by EPS if the Minimum Condition or any other condition of the Offer has not been satisfied or waived on the expiration date of the Offer (as the same may be extended) and EPS has not elected to waive such condition or extend the Offer;

d. by EPS if, prior to the termination of the Offer, another bona fide offer, proposal for amalgamation or other transaction is proposed, offered or made to the holders of Rycor Securities or to Rycor that, in the reasonable opinion of the financial advisor(s) of EPS would result, directly or indirectly, in such holders receiving a higher value than the price per Rycor Security in the Offer for all the issued and outstanding Rycor Securities (other than Rycor Securities owned by EPS), and EPS does not take up and pay for any Rycor Securities deposited under the Offer;

e. by Rycor if, prior to the termination of the Offer, another bona fide offer, proposal for amalgamation or other transaction is proposed, offered or made to the holders of Rycor Securities or to Rycor that, in the opinion of the board of directors of Rycor after consultation with Rycor's financial advisor, would result, directly or indirectly, in such holders receiving a higher value than the price per Rycor Security in the Offer for all the issued and outstanding Rycor Securities (other than Rycor Securities owned by EPS) and the board of directors withdraws its recommendation regarding the Offer in accordance with the Acquisition Agreement;

f. by Rycor, if EPS does not commence the Offer on or before July 31, 2001; or

g. by either EPS or Rycor if the other party is in breach of any material representation, warranty, covenant or agreement given by it and contained in the Acquisition Agreement.

Lock-Up Agreements

Pursuant to the Rycor Lock-Up Agreements, each of the Tendering Securityholders have agreed to accept the Offer by depositing their Rycor Securities pursuant to the terms of the Offer. 21,000,050 Rycor Shares representing 100% of the issued and outstanding Rycor Shares, 10,621,076 Series A Special Warrants representing 100% of the issued and outstanding Series A Special Warrants and 6,801,163 Series B Special Warrants representing 100% of the issued and outstanding Series B Special Warrants are held by the Tendering Securityholders. Tendering Securityholders have agreed to deposit their Rycor Securities to the Offer and not to withdraw such securities unless the Lock-Up Agreements are terminated.

NAME AND INCORPORATION OF EPS

EPS was incorporated pursuant to the provisions of the BCCA on December 15, 1998 under the name "576693 BC Ltd.". EPS changed its name to "EPS Capital Corp." on February 9, 2000. The head office of EPS is located at Suite 6030 - 88th Street, Edmonton, Alberta T6E 6G4, and will remain at the same location following the completion of the Acquisition. The registered office of EPS is located at 1600 - 609 Granville Street, Vancouver, British Columbia, V7Y 1M3.

DIRECTORS AND OFFICERS OF EPS

General Information

For each individual who is currently a director or officer of EPS and will be a director or officer of EPS following the completion of the Acquisition, the following table sets forth the name, municipality of residence and principal occupation(s) for the past 5 years of such individuals, and the number and percentage of voting securities of EPS beneficially owned, directly or indirectly, or over which control or direction is exercised, by each such individual, both as of the date hereof and on the closing of the Acquisition.

Clifford D. Giese, Kevin A. Giese and Michael P. Kennedy are currently directors of EPS and are standing for re-election as directors at the Annual and Extraordinary General Meeting scheduled for June 22, 2001. Robert K. O'Toole, Patrick W. Kelly and Ronald E. Ticknor are currently directors of EPS but will cease to serve in such capacity effective at the close of the Annual and Extraordinary General Meeting scheduled for June 22, 2001. Clifford D. Giese, Kevin A. Giese, Michael P. Kennedy, Robert K. O'Toole, Patrick W. Kelly and Ronald E. Ticknor were all appointed directors of EPS on January 14, 1999. Laine M. Woollard has agreed to stand for election as a director at the Annual and Extraordinary General Meeting.

Name and Municipality of Residence	Position with EPS	Principal Occupation and Positions During Last Five Years	Voting Securities as at date hereof	Voting Securities on Closing of Acquisition[(1),(2)]
Clifford D. Giese, 53 Sherwood Park, AB	Chairman of the Board, Chief Financial Officer, Secretary & Director	President and Chief Executive Officer of Rycor; President of Rycor Holdings Ltd.	700,000 (23.1%)	1,651,636 [(3)] (4%)
Kevin A. Giese, 42 Edmonton, AB	President, Chief Executive Officer & Director	Chief Financial Officer & Secretary of Rycor; Chairman of Retail Oil Services Corp.	500,000 (16.5%)	942,818 (2.3%)
Michael P. Kennedy, 44 N. Vancouver, BC [(4)]	Director	Partner, Anfield Sujir Kennedy & Durno	100,000 (3.3%)	100,000 (0.2%)
Laine M. Woollard, 44 Edmonton, AB	N/A	Legal Counsel, Technology Commercialization, University of Alberta	NIL	NIL

Name and Municipality of Residence	Position with EPS	Principal Occupation and Positions During Last Five Years	Voting Securities as at date hereof	Voting Securities on Closing of Acquisition[1], [2]
Patrick W. Kelly, 53 Edmonton, AB.[4]	Director	Retired; formerly Tax Avoidance Auditor, Canada Customs & Revenue Agency	110,000 (3.6%)	157,850 [5] (0.4%)
Robert K. O'Toole, 48 Toronto, Ontario	Director	Consultant with 734845 Alberta Ltd.	126,000[6] (4.2%)	126,000 [6] (0.3%)
Ronald E. Ticknor, 48 Delta, BC [4]	Director	President of Frasam Investments Ltd. and President of Mr. Lube Canada Inc.	100,000 (3.4%)	2,182,155 [7] (5.3%)

Notes:

(1) For information on options held by directors, options which EPS proposes to grant to directors on completion of the Acquisition and EPS Warrants which will be held by directors on completion of the Acquisition, refer to "Description of Share Capital of EPS - Options to Purchase Securities".

(2) On completion of the Acquisition, directors, officers and promoters of EPS as a group will beneficially own, directly or indirectly, and exercise control or direction over, 2,694,454 Common Shares representing 6.5% of the then issued and outstanding Common Shares.

(3) Of these Common Shares, 80,500 shares will be registered in the name of Rycor Holdings Ltd., a private company wholly-owned by Clifford D. Giese.

(4) Denotes a member of the audit committee. EPS has no other committees of directors.

(5) Of these Common Shares, 8,750 shares will be registered in the name of Stock Market Strategies Ltd., a private company wholly-owned by Mr. Kelly and a total of 10,000 Common Shares will be held in trust for Mr. Kelly's minor children.

(6) These Common Shares are registered in the name of 734845 Alberta Ltd., a private company wholly-owned by Mr. O'Toole.

(7) Of these Common Shares, 1,522,500 will be registered in the name of Mr. Lube Canada Inc., a private company owned by Mr. Ticknor as to 65%, by Clifford D. Giese as to 25% and by persons unrelated to EPS as to 10%.

If the shareholders of EPS do not approve the Acquisition, it is expected that Mr. Woollard will withdraw his consent to stand for election as a director.

The following is a brief biographical description of the current and proposed directors of EPS:

Clifford D. Giese is the President, Chief Executive Officer and a Director of Rycor. Mr. Giese became a stock broker with Midland Doherty in 1969. In 1976 Mr. Giese, as President, founded and developed the business of Mr. Lube Ltd. Mr Giese played a key role in developing the business in Canada and in foreign markets (United States and France). In 1986 Mr. Giese became President of Rycor Holdings Ltd. a personal investment company. Mr. Giese still holds this position. In 1988 Mr. Giese became director and major shareholder of NQL Drilling Tools Inc., an oil field equipment company listed on The Toronto Stock Exchange. He resigned as a director in February, 1999. In 1997, Mr. Giese became a director of CanaDream Corporation, an Exchange-listed company which is in the business of providing motor home rentals and other tourism related services to foreign travellers visiting Canada. Mr. Giese resigned as a director of CanaDream Corporation in June 2001.

Kevin A. Giese is the Chief Financial Officer, Secretary and a Director of Rycor. Mr. Giese graduated from the University of Alberta in 1981 with a Bachelor of Arts degree in Economics, from the University of Victoria in 1984 with a Bachelor of Laws degree, and from York University in 1987 with a Masters in Business Administration.

Mr. Giese practiced law in Vancouver, British Columbia from 1984 to 1986 before moving to Toronto, where he became the Vice-President, Franchise Development, with Mr. Lube Ltd. In 1990, he became President for a six year term at Mr. Lube U.S. Concurrently, from 1989 to 1995, Mr. Giese acted as director and Chief Financial Officer of NQL Drilling Tools Inc.

Mr. Giese is currently the Chairman of Retail Oil Services Co., a gas wholesaler in the southern United States as well as the President of Queensbury Ventures Inc., a private investment company which also provides management consulting services to small public companies.

He was the President and a Director of Simbud Capital Corp. ("Simbud"), a junior capital pool corporation listed on the Alberta Stock Exchange (one of the predecessors to the Exchange), from May 1997 to November 1998 when Simbud completed its major transaction and changed its name to CanaDream Corporation. Mr. Giese was a director of CanaDream Corporation from November, 1998 to June 2001. He is also President and a Director of Healey Capital Corp., a capital pool company listed on the Exchange which has yet to complete its Acquisition and a Director of Road King Travel Centres Inc., an Exchange listed company which owns and operates truck stops.

Laine M. Woollard has been Legal Counsel, Technology Commercialization, for the University of Alberta since June, 1994. From May, 1990 to December, 1993, he was legal counsel for Synphar Laboratories, a pharmaceutical company. Mr. Woollard obtained a Bachelor of Science degree in Pharmacy from the University of Alberta in 1983 and a Bachelor of Laws degree from the University of Alberta in 1986.

Michael P. Kennedy has been a partner with the law firm of Anfield Sujir Kennedy & Durno since 1991. Prior to that he was an associate lawyer with the same firm. Mr. Kennedy graduated from the University of Victoria with a Bachelor of Laws degree in 1984. He is a director of NQL Drilling Tools Inc.

Patrick W. Kelly is a Director of EPS. Mr. Kelly graduated from the University of Alberta in 1969 with a Bachelor of Commerce degree. From 1991 until his retirement in June, 2000, Mr. Kelly was a tax avoidance auditor with the Canada Customs and Revenue Agency. From May, 1997 until November, 1998 he was the Secretary-Treasurer and a director of CanaDream Corporation. From November, 1998 until November 2000, he was a consultant to the board of directors of CanaDream Corporation. From June, 2001 to the present time, he has been a director of CanaDream Corporation.

Robert K. O'Toole is a Director of EPS. Mr. O'Toole graduated from the University of Western Ontario in 1975 with a Bachelor of Arts (Honours) degree, from Queen's University in 1976 with a Bachelors Degree in Education (B.Ed.), from York University in 1979 with a Masters in Business Administration, and from University of Victoria in 1985 with a Bachelor of Laws. Mr. O'Toole has also completed the Canadian Securities Course and was previously enrolled in the Masters of Law Program - Securities at Osgood Hall Law School in Toronto.

Mr. O'Toole has been working as a consultant with 734845 Alberta Ltd. For the eight years prior to 1999 Mr. O'Toole practiced law in Toronto in the area of corporate and securities law.

Mr. O'Toole is currently a director of Lombardi Media Corporation, a public company listed on the Exchange that publishes financial and other news letters and is registered as a securities advisor in several provinces in Canada.

Since May 1997 he has been a director of CanaDream Corporation and since November 1999 he has been a director of Healey Capital Corp.

Ronald E. Ticknor is a Director of EPS. Since 1989 he has been the President of Frasam Investments Inc., which operates a number of Mr. Lube franchises in the lower mainland area of British Columbia. He has been President of Mr. Lube Canada Inc. since September 1999.

Conflicts of Interest

Clifford D. Giese and Kevin A. Giese are directors, officers, promoters and securityholders of both EPS and Rycor. Patrick W. Kelly and Ronald E. Ticknor are securityholders of both EPS and Rycor. Refer to "Business of Rycor - Acquisitions and Dispositions" and "Interest of management and Others in Material Transactions."

EXECUTIVE COMPENSATION FOR EPS

Compensation of Directors

Since incorporation, EPS has paid no cash compensation (including salaries, director's fees, commissions or bonuses) to its directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

On January 10, 2001, options to acquire 174,000 common shares of EPS were issued to directors of EPS (other than executive officers). Refer to "Description of Share Capital of EPS- Options to Purchase Securities".

Compensation of Executive Officers

Since incorporation, EPS has employed 2 executive officers, who continue to be employed and who are also directors, namely Kevin A. Giese and Clifford D. Giese. "Executive officer" means the chairman and any vice-chairman of the board of directors, president or any vice-president and any officer of EPS who performs a policy making function in respect of EPS. No cash compensation (including salaries, fees, commissions or bonuses) has been paid to the executive officers by EPS for services rendered since incorporation. The following table sets forth details of all compensation paid by EPS to its executive officers since incorporation to May 31, 2001:

Name and Principal Position	Fiscal Period	Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
		Salary ($)	Bonus ($)	Other Annual Compensa tion ($)	Securities Under Options/SARS[(1)] Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payout[(2)] ($)	All Other Compensa tion ($)
Kevin A. Giese President and Chief Executive Officer	Incorporation to May 31, 2001	NIL	NIL	NIL	72,500[(3)]	NIL	NIL	NIL
Clifford D. Giese Secretary and Chief Financial Officer	Incorporation to May 31, 2001	NIL	NIL	NIL	43,500[(4)]	NIL	NIL	NIL

Notes:

(1) *"SARS" or "Stock appreciation rights" means a right granted by a corporation as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the corporation.*

(2) *"LTIP" or "Long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.*

(3) *On January 10, 2001, EPS issued Kevin A. Giese stock options exercisable into 72,500 Common Shares at $0.20 per Common Share on or before January 9, 2006.*

(4) *On January 10, 2001, EPS issued Clifford D. Giese stock options exercisable into 43,500 Common Shares at $0.20 per Common Share on or before January 9, 2006.*

Options Granted Since Incorporation

The following table sets forth particulars of all options granted to the executive officers of EPS since its incorporation.

Name of Optionee	Number of Common Shares Reserved Under Option	% of Total Options Granted Since Incorporation	Exercise Price per Common Share (Cdn$)	Market Price as at Date of Grant (Cdn$)[(1)]	Expiry Date
Kevin A. Giese	72,500	25%	0.20	N/A	January 9, 2006
Clifford D. Giese	43,500	15%	0.20	N/A	January 9, 2006

Notes:

(1) These stock options were granted on January 10, 2001, which was prior to the commencement of trading of the Common Shares on the Exchange. The exercise price was based on the offering price for the Common Shares in respect of the IPO of EPS.

Aggregate Option Exercises and Values

The following table sets forth particulars of all options exercised by the executive officers of EPS since its incorporation, and the aggregate value of unexercised in the money options as at May 31, 2001.

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 31, 2001(#) Exercisable/Unexercisable	Aggregate Value of Unexercised In-the-Money Options as at May 31, 2001 (Cdn$)[1] Exercisable/Unexercisable
Kevin A. Giese	Nil	Nil	72,500/0	$420,500/0
Clifford D. Giese	Nil	Nil	43,500/0	$252,300/0

Notes:

(1) Aggregate value of unexercised in-the-money options is calculated using the closing price of Common Shares on the Exchange on May 31, 2001 ($6.00), less the exercise price of in-the-money stock options ($0.20), multiplied by the number of options.

Long-Term Incentive Plans

EPS has not had and does not currently have any long term incentive plans, other than stock options to be granted from time to time by the board of directors. Refer to "Description of Share Capital of EPS - Options to Purchase Securities".

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares have been granted by EPS to the executive officers of EPS since incorporation.

Pension and Retirement Plans and Payments made upon Termination of Employment

EPS does not have in place any pension or retirement plan. EPS has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as an executive officer of EPS, in connection with or related to the retirement, termination or resignation of such person and EPS. EPS is not party to any compensation plan or arrangement with either of its executive officers resulting from the resignation, retirement or the termination of employment of such person.

Employment and Management Contracts

EPS has no employment or management contracts with directors or executive officers.

Other Compensation

EPS has not paid any other compensation to its executive officers or directors since incorporation.

Related Party Transactions

EPS has not been a party to any related party transactions except as disclosed in this Circular with respect to the Acquisition. Refer to "Business of Rycor – Acquisitions and Dispositions", "Background to and Reason for the Offer – The Acquisition" and "Interest of Management and Others in Material Transactions".

Proposed Compensation

EPS does not currently intend to pay any compensation to its directors or executive officers, other than the granting of stock options. Refer to "Options to Purchase Securities". Rycor will, however, continue to pay compensation to Queensbury Ventures Inc., a private company controlled by Kevin A. Giese, for management services. See "Executive Compensation For Rycor".

DESCRIPTION OF SHARE CAPITAL OF EPS

Common Shares

EPS is authorized to issue 100,000,000 Common Shares without nominal or par value of which, as at the date hereof, 3,030,000 Common Shares are issued and outstanding as fully paid and non-assessable. There are 290,000 Common Shares reserved for issuance pursuant to directors' and management stock options (see "Description of Share Capital of EPS- Options to Purchase Securities").

The holders of the Common Shares are entitled to dividends, if, as and when declared by the board of directors and to one vote per share at meetings of the shareholders of EPS and, upon liquidation, to receive such assets of EPS as are distributable to the holders of the Common Shares. All of the Common Shares to be outstanding on completion of the Acquisition will be fully paid and non-assessable.

Preferred Shares

EPS is authorized to issue 100,000,000 preferred shares, none of which are issued as of the date hereof. The preferred shares may be issued from time to time in one or more series, each consisting of a number of preferred shares as determined by the board of directors of EPS who may also fix the designations, rights, privileges, restrictions and conditions attaching to the shares of each series of preferred shares. The preferred shares of each series shall, with respect to payment of dividends and distribution of assets in the event of voluntary or involuntary liquidation, dissolution or winding-up of EPS or any other distribution of the assets of EPS among its shareholders for the purpose of winding-up its affairs, rank on a parity with the preferred shares of every other series and shall be entitled to preference over the Common Shares and the shares of any other class ranking junior to the preferred shares.

Capital	Amount Authorized	Outstanding as at March 31, 2001 (unaudited)	Outstanding as at Date of Circular(1) (unaudited)	Outstanding after giving effect to the Acquisition (2)(3) (unaudited)
Common Shares	100,000,000	$395,245 (2,965,000 shares)	$408,245 (3,030,000 shares)	$30,546,408 (41,461,289 shares)
Preferred Shares	100,000,000	Nil	Nil	Nil

Notes:

(1) *As at the date of this Circular, EPS has reserved an aggregate of 290,000 Shares at $0.20 per share for issuance pursuant to the exercise of stock options granted to directors. Refer to "Description of Description of Share Capital of EPS - Options to Purchase Securities".*

(2) *Assumes the issuance of 38,431,289 Common Shares to the Rycor securityholders on completion of the Acquisition but excludes the issuance of 3,300,000 Units pursuant to the Public Offering.*

(3) *Of these Common Shares, 21,978,806 Common Shares will be held in escrow on completion of the Acquisition (refer to "Description of Share Capital of EPS - Escrow Provisions") and 10,621,076 of these Common Shares will be subject to a hold period as disclosed in the Offer under section 1, "The Offer". Additionally, 21,000,000 of these Common Shares are subject to a pooling agreement. Refer to "Description of Share Capital of EPS - Pooled Shares".*

Options to Purchase Securities

As at the date hereof, EPS has reserved an aggregate of 290,000 Common Shares for issuance upon exercise of stock options granted to directors and officers of EPS. The options issued are as follows:

Optionee	Number of Common Shares Reserved Under Option	Exercise Price per Share	Expiry Date	Market Value on the Date of Grant(1)	Market Value on May 31, 2001(2)
Kevin A. Giese	72,500	$0.20	January 9, 2006	N/A	$6.00
Clifford D. Giese	43,500	$0.20	January 9, 2006	N/A	$6.00
Ronald E. Ticknor	43,500	$0.20	January 9, 2006	N/A	$6.00
Patrick W. Kelly	43,500	$0.20	January 9, 2006	N/A	$6.00
Robert K. O'Toole	43,500	$0.20	January 9, 2006	N/A	$6.00
Michael P. Kennedy	43,500	$0.20	January 9, 2006	N/A	$6.00

Notes:

(1) *These options to purchase Common Shares were granted on January 10, 2001, prior to the commencement of trading of the Common Shares on the Exchange and the exercise price was based on the offering price for the Common Shares in respect of the IPO of EPS.*

(2) *Based on the closing price of the Common Shares on the Exchange on May 31, 2000 of $6.00.*

The options granted to directors and officers are non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of EPS by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death.

EPS intends to issue further stock options to acquire up to 900,000 Common Shares at an exercise price of $2.50 per Common Share in conjunction with the closing of the Acquisition. These options will be allocated at the discretion of the directors of EPS to directors, officers, employees and consultants of EPS and its subsidiaries.

These options will be non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of EPS by reason of death, or if EPS is classified as a Tier II Issuer on the Exchange, 90 days after ceasing to be a director or officer for any reason other than death. Options granted to certain optionees may contain vesting provisions at the discretion of the directors of EPS.

Upon completion of the Acquisition, EPS Warrants will be issued in exchange for Rycor Warrants. The following table sets forth details of the EPS Warrants which will be beneficially owned by, or over which control or direction will be exercised by, persons who are currently insiders of EPS or who will be insiders of EPS on completion of the Acquisition:

Name	Number of Common Shares Which May Be Acquired on Exercise	Exercise Price Per Share	Expiry Date	Market Value on Date of Grant[(1)]	Market Value on May 31, 2001[(2)]
Clifford D. Giese	37,500 [(3)]	$3.00	December 31, 2001	N/A	$6.00
		$4.00	December 31, 2002		
Kevin A. Giese	3,750	$3.00	December 31, 2001	N/A	$6.00
		$4.00	December 31, 2002		
Ronald E. Ticknor	542,880[(4)]	$3.00	December 31, 2001	N/A	$6.00
		$4.00	December 31, 2002		
Patrick W. Kelly	13,500[(5)]	$3.00	December 31, 2001	N/A	$6.00
		$4.00	December 31, 2002		

Notes:

(1) There was no public market for the securities of Rycor on the date the Rycor Series B Special Warrants were issued.

(2) Based on the closing price of the Common Shares on the Exchange on May 31, 2001 of $6.00.

(3) These EPS Warrants will be registered in the name of Rycor Holdings Ltd., a private company wholly-owned by Clifford D. Giese.

(4) Of these EPS Warrants, 522,000 will be registered in the name of Mr. Lube Canada Inc., a private company owned by Mr. Ticknor as to 65%, by Clifford D. Giese as to 25% and by persons unrelated to EPS as to 10%.

(5) Of these EPS Warrants, 3,750 will be registered in the name of Stock Market Strategies Ltd., a private company wholly-owned by Mr. Kelly.

There are no assurances that any of the options or warrants described above will be exercised in whole or in part.

Fully Diluted Share Capital and Consolidated Share and Loan Capital

The following table states the fully diluted share capital of EPS.

	Number of Common Shares	Percentage of Consolidated Total
Issued by EPS as at the date of this Circular	3,030,000	5.5%
Securities Reserved for issuance by EPS as at the date of this Circular		
• Options to Directors and Officers	290,000	0.5%
Securities to be issued in connection with the Acquisition	38,431,289	70.0%
Securities to be reserved for issuance in connection with the Acquisition		
• Options to directors, officers, employees and consultants of Rycor and EPS	900,000	1.7%
• EPS Warrants	6,810,163	12.4%
Securities to be issued in connection with the Public Offering	3,300,000	6.0%
Securities to be reserved for issuance in connection with the Public Offering;		
• Offering Warrants	1,650,000	3.0%
• Compensation Warrants	330,000	0.6%
• Agent's Unit Warrants	165,000	0.3%
TOTAL:	54,906,452	100%

PRIOR SALES

Since the date of incorporation, 3,030,000 Common Shares have been issued as follows:

Date	Number of Shares	Issue Price per Share	Total Issue Price	Nature of Consideration Received
August 31, 2000	1,200,000 [(1)]	$0.10	$120,000	Cash
August 31, 2000	400,000 [(1)]	$0.20	$80,000	Cash
January 15, 2001	1,300,000 [(2)]	$0.20	$260,000 [(3)]	Cash
March 23, 2001	65,000 [(4)]	$0.20	$13,000	Cash

Date	Number of Shares	Issue Price per Share	Total Issue Price	Nature of Consideration Received
June 4, 2001	65,000 [(4)]	$0.20	$13,000	Cash
TOTALS:	**3,030,000**		**$486,000**	

Notes:

(1) *All of these Common Shares were placed in escrow pursuant to an escrow agreement and are releasable as disclosed under the heading "Escrow Provisions".*

(2) *Issued pursuant to a prospectus dated November 30, 2000.*

(3) *Gross proceeds to EPS without deducting share issuance costs.*

(4) *Issued pursuant to the exercise by Yorkton of an option which entitled Yorkton to purchase up to 130,000 Common Shares at a price of $0.20 per Common Share. This option was granted to Yorkton pursuant to the IPO of EPS.*

TRADING HISTORY

The Common Shares were listed and posted for trading on the Exchange on March 21, 2001, and are trading thereon under the trading symbol "ECC". The following table sets forth the particulars of the trading of the Common Shares since March 21, 2001.

Month (2001)	High	Low	Volume
March 21 - 31	$8.20	$4.95	1,782,467
April 1 - 30 [(1)]	$13.10	$6.90	930,264
May 1 - 31	$8.10	$5.75	129,850
June 1 - 20	$7.46	$5.95	68,910

Notes:

(1) *Trading in the Common Shares was halted by the Exchange on April 12, 2001. The trading halt was lifted on April 20, 2001.*

ESCROW PROVISIONS

There are 1,600,000 Common Shares (the "Escrow Shares") held in escrow with Pacific Corporate Trust Company pursuant to an agreement dated August 31, 2000 (the "Escrow Agreement") between EPS, Pacific Corporate Trust Company and the owners of the Escrow Shares. The owners of the escrow shares are as follows:

Name of Beneficial Owner	Number of Securities Held in Escrow	Percentage of Class[(1)]
Clifford D. Giese	700,000	1.7%
Kevin A. Giese	500,000	1.2%
Ronald E. Ticknor	100,000	0.2%
Patrick W. Kelly	100,000	0.2%
Robert K. O'Toole[(2)]	100,000	1.3%
Michael P. Kennedy	100,000	0.2%
TOTAL:	**1,600,000**	**3.9%**

Notes:

(1) *Assumes the issuance of 38,431,289 Common Shares upon completion of the Acquisition but excludes the issuance of 3,300,000 Common Shares pursuant to the Public Offering.*

(2) *These Common Shares are registered in the name of 734845 Alberta Ltd., a private company wholly-owned by Mr. O'Toole.*

In accordance with the terms of the Escrow Agreement, if EPS is classified as a Tier 2 Issuer on the Exchange on completion of the Acquisition, the Escrow Shares will be released from escrow as to 10% of the shares on the Final Exchange Notice Date; 15% of the shares six months following the Final Exchange Notice Date; 15% of the shares 12 months following the Final Exchange Notice Date; 15% of the shares 18 months following the Final Exchange Notice Date; 15% of the shares 24 months following the Final Exchange Notice Date; 15% of the shares 30 months following the Final Exchange Notice Date; and 15% of the shares 36 months following the Final Exchange Notice Date. If EPS is classified as a Tier 1 Issuer on the Exchange on completion of the Acquisition, the Escrow Shares will be released from escrow as to 25% of the shares on the Final Exchange Notice Date; 25% of the shares 6 months following the Final Exchange Notice Date; 25% of the shares 12 months following the Final Exchange Notice Date; and 25% of the shares 18 months following the Final Exchange Notice Date.

Pursuant to CDNX policies, Common Shares of EPS which are issued to "Principals" in connection with the Acquisition are required to be held in escrow. "Principals" as defined in CDNX policies include promoters, directors, senior officers and persons owning more than 20% of the voting securities of EPS, and associates of the foregoing persons.

A total of 21,978,806 Common Shares (the "New Escrow Shares") which will be issued on closing of the Acquisition will be held in escrow pursuant to an agreement (the "Value Escrow Agreement") dated April 20, 2001, between EPS, Pacific Corporate Trust Company and the owners of the New Escrow Shares. The owners of the New Escrow Shares are as follows:

Name of Beneficial Owner	Number of Securities held in Escrow	Percentage of Class[4]
The University of Alberta	18,123,225	43.7%
Mr. Lube Canada Inc.[1]	1,522,500	3.7%
Clifford D. Giese	871,136	2.1%
Robin Giese	647,751	1.6%
Kevin A. Giese	442,818	1.1%
Judy Giese	283,626	0.7%
Rycor Holdings Ltd.[2]	80,500	0.2%
Trading Range Investments Ltd.[3]	7,250	< 0.1%
TOTAL:	21,978,806	53.0%

Notes:

(1) Mr. Lube Canada Inc. is a private company owned as to 65% by Ronald E. Ticknor and as to 25% by Clifford D. Giese. The balance of 10% of Mr. Lube Canada Inc. is owned by persons unrelated to EPS.

(2) Rycor Holdings Ltd. is a private company controlled by Clifford D. Giese.

(3) Trading Range Investments Ltd. is a private company owned as to 50% by Clifford D. Giese and as to 50% by Patrick W. Kelly.

(4) Excluding 3,300,000 Common Shares issuable pursuant to the Public Offering.

It is expected that on completion of the Acquisition EPS will be classified as a Tier 1 Issuer under CDNX policies. If EPS is classified as a Tier 1 Issuer, the New Escrow Shares will be released from escrow as follows:

a. 25% on the Final Exchange Notice Date;

b. 25% six months following the Final Exchange Notice Date;

c. 25% twelve months following the Final Exchange Notice Date;

d. 25% eighteen months following the Final Exchange Notice Date.

If EPS is classified as a Tier 2 Issuer under CDNX policies on completion of the Acquisition, the New Escrow Shares will be released from escrow as follows:

a. 10% on the Final Exchange Notice Date;

b. 15% six months following the Final Exchange Notice Date;

c. 15% twelve months following the Final Exchange Notice Date;

d. 15% eighteen months following the Final Exchange Notice Date;

e. 15% twenty-four months following the Final Exchange Notice Date;

f. 15% thirty months following the Final Exchange Notice Date;

g. 15% thirty-six months following the Final Exchange Notice Date.

POOLED SHARES

On completion of the Acquisition, there will be 21,000,000 Common Shares of EPS subject to a pooling agreement which will represent 50.6% of the issued and outstanding Common Shares following completion of the Acquisition. Refer to "Business of Rycor - Acquisitions and Dispositions".

PRINCIPAL HOLDERS OF VOTING SECURITIES

The following table lists all persons who have, or to the knowledge of EPS have, direct or indirect beneficial ownership of, control or direction over, or a combination of direct or indirect beneficial ownership of and control or direction over, voting securities that will constitute more than 10 per cent of the voting securities of EPS upon completion of the Acquisition and the Public Offering:

Name and Municipality of Residence	Number and Designation of Securities	Percentage of Class after Acquisition and Offering(1)
The University of Alberta Edmonton, Alberta	18,123,225 Common Shares	43.7%

Note:

(1) Excluding 3,300,000 Common Shares issuable pursuant to the Public Offering.

PUBLIC AND INSIDER OWNERSHIP

On completion of the Acquisition (but prior to completion of the Public Offering), the promoters and insiders of EPS, as a group, will beneficially own 20,817,679 Common Shares representing 50.2% of the then issued and outstanding Common Shares and the public will own 20,643,610 Common Shares representing 49.8% of the then issued and outstanding Common Shares.

MATERIAL CONTRACTS OF EPS

The following agreements are material to EPS:

(1) Engagement Letter between EPS and Yorkton dated March 1, 2001. Refer to "Background to and Reason for the Offer – Public Offering".

(2) Incentive Stock Option Agreements dated January 10, 2001 between EPS and Clifford D. Giese, Kevin A. Giese, Ronald E. Ticknor, Patrick W. Kelly, 734845 Alberta Ltd. and Michael P. Kennedy. Refer to "Description of Share Capital of EPS - Options to Purchase Securities".

(3) Escrow Agreement dated August 31, 2000 among EPS, Pacific Corporate Trust Company and Clifford D. Giese, Kevin A. Giese, Ronald E. Ticknor, Patrick W. Kelly, 734845 Alberta Ltd. and Michael P. Kennedy. Refer to "Escrow Provisions".

(4) Sponsorship Agreement between EPS and Yorkton dated February 21, 2001. Refer to "Background and Reasons for the Offer – Sponsorship Requirement".

(5) Acquisition Agreement between EPS and Rycor dated April 24, 2001. Refer to "Acquisition Agreement and Rycor Lock-Up Agreements".

(6) Lock-up Agreements between EPS and certain securityholders of Rycor dated April 20, 2001. Refer to "Acquisition Agreement and Rycor Lock-Up Agreements".

(7) Value Escrow Agreement dated April 20, 2001 among EPS, Pacific Corporate Trust Company and certain principals of EPS. Refer to "Escrow Provisions".

Copies of these agreements will be made available for inspection during normal business hours at the offices of Anfield Sujir Kennedy & Durno, Barristers and Solicitors, at Suite 1600 - 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

NAME AND INCORPORATION OF RYCOR

Rycor was incorporated under the laws of the Province of Alberta on December 31, 1998 under the name 812867 Alberta Ltd., and changed its name to Rycor Technology Investments Corp. on January 19, 2000. Rycor's principal business office is located at 6030 - 88th Street, Edmonton, Alberta T6E 6G4, and its registered office is located at 3200 Manulife Place, 10180 - 101 Street, Edmonton, Alberta T5J 3W8.

INTERCORPORATE RELATIONSHIPS

On completion of the Acquisition, Rycor will become a wholly-owned subsidiary of the Corporation. Rycor has one wholly-owned subsidiary, Subco, which was incorporated under the laws of the Province of Alberta on September 30, 1994 under the name 625813 Alberta Ltd. Subco changed its name to Rycor Corp. on May 11, 1999. Subco subsequently changed its name to 625813 Alberta Ltd. on September 30, 1999 and then changed its name back to Rycor Corp. on September 22, 2000.

In connection with the Acquisition, EPS intends to continue to the Province of Alberta and expects to change its name to BioMS Medical Corp. The corporate structure of the Corporation and its subsidiaries after the completion of the Acquisition will be as follows:


BioMS Medical Corp.
(continued under the laws of the Province of Alberta)
100%
Rycor Technology Investments Corp.
(incorporated under the laws of the
Province of Alberta)
100%
Rycor Corp.
(incorporated under the laws of the
Province of Alberta)

BUSINESS OF RYCOR

Acquisitions and Dispositions

Pursuant to an agreement dated December 14, 2000 (the "Master Agreement") between Rycor, the U of A Governors, the Inventors, Subco, Clifford D. Giese, Kevin A. Giese, Robin Giese (an associate of Clifford D. Giese), Judy Giese (an associate of Kevin A. Giese), Corrie Giese-King, Ryan Giese, Ronald E. Ticknor and Janet Ticknor (an associate of Ronald E. Ticknor), the parties agreed to terminate an agreement (the "Licensing Income Agreement") dated June 24, 1999, pursuant to which they had agreed, among other things, to a distribution of the profits from any licensing of the Technology. Pursuant to the Master Agreement, Rycor, Subco, the U of A Governors, the Inventors and the Subco Shareholders entered into the following agreements:

1. License agreement (the "License Agreement") dated December 14, 2000 pursuant to which the University of Alberta granted Rycor an exclusive worldwide license to make, use, sell and sub-license the Technology and to manufacture, use, distribute and sell products derived from the Technology in consideration for the sum of $5,900,000 plus GST and the issuance of 18,123,225 Rycor Shares. Pursuant to the License Agreement, Rycor also agreed to fund the operating expenses of the Multiple Sclerosis Patient Care and Research Clinic at the University of Alberta (the "Research Clinic") in the amount of at least $300,000 for each of the years 2001 and 2002. The License Agreement has an initial term of 12 years commencing December 14, 2000 with automatic renewals for successive 10-year terms, to a maximum of 10 such renewal terms. If Rycor obtains full marketing regulatory approval in any jurisdiction in the world for the use of all or any part of the Technology, Rycor can require the University of Alberta to transfer all of its right, title, estate and interest in the Technology to Rycor for no further consideration. The University of Alberta may terminate the License Agreement if Rycor fails to obtain regulatory approval for the use of all or any part of the Technology in any jurisdiction in the world within 12 years from December 14, 2000, provided that the University of Alberta pays to Rycor the fair market value of the Technology at that time.

2. Contracted research agreement (the "Contracted Research Agreement") dated December 14, 2000 between Rycor and the U of A Governors pursuant to which the University of Alberta, as an independent contractor, agreed to carry out research in respect of the Technology and, in particular to continue with Phase II testing, analysis, publishing and reporting of data through the Research Clinic, in consideration for the sum of $600,000. Of this amount, $300,000 has been paid and the balance is due on or before December 14, 2001.

3. Supplemental professional activities agreement (the "Supplemental Professional Activities Agreement") dated December 14, 2000 between Rycor, the U of A Governors and the Inventors pursuant to which the Inventors agreed to continue to work towards advancing the Technology for so long as adequate funding was extended under the Contracted Research Agreement. The term of the Supplemental Professional Activities Agreement is the lesser of five years from December 14, 2000 or the time needed to obtain regulatory market approval for the use of the Peptide on humans in Canada, provided the Inventors or either of them is still employed by the University of Alberta but in any event not less than two years from December 14, 2000.

4. Voluntary pooling agreement (the "Pooling Agreement") dated for reference March 1, 2001 between Rycor, Reynolds Mirth Richards & Farmer, Barristers and Solicitors, the U of A Governors and the Subco Shareholders pursuant to which the parties agreed to place in pool a total of 21,000,000 common shares (the "Pooled Shares") of the Corporation to be issued on completion of the Acquisition. While held in pool, the Pooled Shares may not be sold, assigned, transferred, disposed of or encumbered in any manner whatsoever. The Pooled Shares will be

released from pool one year from the date (the "Final Exchange Notice Date") the Exchange issues a notice accepting the Acquisition for filing, provided that, if at the expiration of one year from the Final Exchange Notice Date, the Corporation has not obtained approval ("Regulatory Approval") from the appropriate regulatory body in Canada to commence, on humans, Phase III clinical studies in Canada utilizing the Technology, the one-year period shall automatically be extended for additional consecutive 30-day periods until Regulatory Approval is obtained, to a maximum of 12 such additional 30-day periods.

5. Share purchase and sale agreement (the "Share Purchase and Sale Agreement") dated March 1, 2001 between Rycor and the Subco Shareholders. Pursuant to the Share Purchase and Sale Agreement, which was non-arm's length, the Subco Shareholders sold to Rycor all of the issued shares of Subco and all of the shareholders' loans owed to them by Subco in consideration for an aggregate of 2,876,775 Rycor Shares and $600,000 as follows:

Name	Number of Rycor Shares	Cash Consideration
Clifford D. Giese	871,136	$180,000
Robin Giese	567,251	120,000
Kevin A. Giese	435,568	90,000
Judy Giese	283,626	60,000
Ryan Giese	141,813	30,000
Corrie Giese-King	141,813	30,000
Ronald E. Ticknor	293,755	60,000
Janet Ticknor	141,813	30,000
TOTAL:	2,876,775	$600,000

Subco had previously obtained the right to receive 10% of the income derived from licensing of the Technology pursuant to the Licensing Income Agreement. Pursuant to the Licensing Income Agreement, Subco committed to advance up to $1,000,000 to further develop the Technology in consideration for such rights, which commitment expired on termination of the Licensing Income Agreement.

Pursuant to an agreement (the "AutoImmune License Agreement") dated August 1, 2001 between Rycor and AutoImmune Inc. ("AutoImmune") of Pasadena, California, Rycor obtained an exclusive worldwide license to certain patents owned by AutoImmune (the "AutoImmune Patents"). The AutoImmune Patents cover claims which may be related to the Technology. As consideration for the AutoImmune License, Rycor is required to make certain periodic cash payments to AutoImmune and pay certain royalties to AutoImmune on an escalating scale based on net sales.

Description and General Business Development

Rycor was incorporated to commercialize the Technology which is based upon over 22 years of research at the University of Alberta by the Inventors. To date, the Inventors have completed certain pre-clinical

studies, as well as Phase I human clinical trials in Canada. A Phase II human clinical trial is currently being conducted in Canada and will be completed by June 2001. Rycor intends to commence Phase III human clinical trials in Canada within the forthcoming year.

Therapeutic Market

There are basically 2 types of multiple sclerosis: relapsing remitting and chronic progressive. Relapsing remitting multiple sclerosis occurs in about 50% of multiple sclerosis patients, and is characterized by periods of disease attack ("relapses") followed by periods of patient remission. Chronic progressive multiple sclerosis occurs in the other 50% of multiple sclerosis patients, and is characterized by a steady progression of disease attack and clinical symptom decline.

The chronic progressive multiple sclerosis market segment is further made up of two sub-segments: primary progressive and secondary progressive. Primary progressive patients represent 5 to10% of the total multiple sclerosis population; these patients experience steady disease progression from the beginning of their disease activity. Secondary progressive patients represent about 40 to 45% of the total multiple sclerosis population; these patients start off as relapsing remitting patients (who face periods of disease attack followed by remission), but then switch to the progressive disease state where they are come under steady attack:


MULTIPLE SCLEROSIS
RELAPSING REMITTING
50%
CHRONIC PROGRESSIVE
50%
PRIMARY
PROGRESSIVE
5 to10%
SECONDARY
PROGRESSIVE
40 to 45%

There are an estimated 2.5 million multiple sclerosis sufferers worldwide. Estimates of the incidence of multiple sclerosis in North America are as follows:

Country	Total Multiple Sclerosis Population
United States	350,000 - 400,000
Canada	50,000 - 60,000

The Technology is targeted at chronic progressive multiple sclerosis patients, which comprise approximately 50% of the population. *[Sources: Biogen, Schering, Serono, The World of Multiple Sclerosis, Multiple Sclerosis Network, and Multiple Sclerosis Society of Canada websites.]*

Regulatory Requirements

Regulations imposed by government authorities in Canada, the U.S. and other countries are a significant factor in the conduct of research, development, manufacturing and eventual marketing activities for Rycor's proposed product. In Canada, these activities are regulated through enforcement by the Canadian federal authorities of the *Food and Drug Act* (Canada) and the regulations thereunder. In the United States, drugs are regulated by the FDA and in Europe by federal agencies or by the EMEA. Regulatory authorities in Canada, the United States and Europe enforce regulatory processes which are similar in scope in that they require researchers to establish the safety, efficiency and quality of the drug before it is used in clinical studies or is marketed.

Pre-clinical Studies

The purpose of pre-clinical studies is to determine the safety, dosage, and pharmacological parameters of a new drug by administering it to animals before administering the drug to humans. These studies involve extensive testing on laboratory animals to determine if a potential therapeutic product has utility in an *in vivo* disease model and has any toxic effects. Prior to conducting clinical studies on human subjects, an Investigational New Drug ("IND") submission must be made to the Therapeutic Products Program ("TPP") of Health Canada. The data collected during pre-clinical studies are presented in the form of an IND submission to the TPP. In Canada, IND submissions currently follow a 60-day default system of review, where the study may start 60 days after submission of the IND unless otherwise notified by the reviewing authority.

Clinical Trials

The duration of the clinical trials and number of subjects required to meet the requirements of the various government agencies vary with, among other things, the disease studied, the seriousness of the side effects, and the nature of the proposed treatment.

Phase I Clinical Studies - Phase I clinical studies are commonly performed in healthy volunteers or, more rarely when the therapeutic agent is relatively toxic, in selected patients with the serious or fatal disease or disorder. The objective of these studies is to investigate the safety of the treatment, the dose and dosage regimen, as well as pharmacokinetic and pharmacodynamic information. Pharmacologic parameters such as the rates of absorption, distribution, metabolism and excretion of the drug are investigated in Phase I clinical studies.

Phase II Clinical Studies - In Phase II clinical studies, further evidence is sought regarding the pharmacological effects of the drug and the desired therapeutic efficacy in patients with the targeted disease. At this stage, efforts are made to evaluate the effects of various dosages and to establish an optimal dosage level and dosage schedule. Additional safety data is also to be gathered from these studies.

Phase IIB Clinical Studies (also called Phase II/III) - In Phase IIB studies, undertaken for serious or fatal diseases for which there is no adequate treatment, an accelerated approval of the product for commercial sale is possible, conditional upon the completion of subsequent Phase III trials. Phase IIB studies incorporate certain design and control features of both Phase II and III studies. If data collected from Phase IIB trials are statistically significant, authorization for accelerated approval may be sought from the appropriate regulatory authorities.

Phase III Clinical Studies - Phase III clinical studies consist of expanded large-scale studies of patients with the targeted disease or disorder and are designed to obtain definitive statistical evidence of the efficacy and safety of the drug or therapeutic agent in comparisons with standard therapy.

The TPP, FDA or the EMEA may interrupt clinical studies at any stage if the drug has a clear efficacy advantage or, alternatively, if the health of the subjects is threatened or the side effects are not compensated for by the drug's benefits.

Prior to initiating these studies, the organization supporting the program is required to satisfy a number of requirements by means of submission of documentation to support the approval for a clinical trial.

The Submission Review Process

The regulatory process for authorization to sell a drug product includes the submission of satisfactory pre-clinical studies, suitable manufacturing and quality control information, and definitive evidence of safety and efficacy of the drug from clinical trials.

Drug manufacturing must comply with the Current Good Manufacturing Practice (the "cGMP"), a quality standard to ensure the control of production activities, raw material procurement, compliant management, product recalls, and labelling material. In addition to these standards, which are common to all drugs, manufacturers of biopharmaceutical products must demonstrate that their drug production is consistent from one lot to the next.

Following completion of Phase III clinical studies, the compiled results of all clinical trials, information concerning the product and its composition, synthesis, manufacture, quality control, packaging and labelling are submitted to a federal drug regulatory agency for the purpose of obtaining product marketing approval. This application is known as a New Drug Application in the U.S. and a New Drug Submission in Canada. The review process generally takes one to two years, except for cancer and AIDS treatments which have recently been approved within 12 months. Government authorities may then require Phase IV studies to be performed after the product is marketed to assess its long term effects. Once marketing approval is granted, the product is approved for commercial sale within its regulatory jurisdiction.

Product

The Peptide is intended as a therapeutic for chronic progressive multiple sclerosis patients. It is commonly accepted in the medical community that chronic progressive multiple sclerosis is an autoimmune disease whereby the myelin basic protein (the "MBP") in the nerve's myelin sheath (the nerve's protective coating) is attacked by the disease. In the course of their studies, the Inventors have discovered that in chronic progressive multiple sclerosis, disease attack results in increased antibodies to the MBP in the cerebrospinal fluid. They further discovered that in a significant number of chronic progressive multiple sclerosis patients, the body attacks a specific amino acid sequence "peptide" in the MBP and intravenous injection of the Peptide in synthetic form can, in certain circumstances, down-regulate the antibody production in a number of chronic progressive multiple sclerosis patients by inducing a positive immune response.

The Peptide has been injected intravenously into over 100 patients in Phase I and Phase II human clinical trials in Canada since 1992. To date, there have been no clinically untoward side effects.

A Phase I human clinical trial was conducted at the University of Alberta involving a group of 41 patients who received the Peptide over the course of a 2-year period. The published results of the study indicate that the Peptide had put 61% of the patients into remission, as defined by the suppression of the MBP antibodies in the cerebrospinal fluid into the normal range.

A Phase II human clinical trial will be completed in June 2001. The Inventors' IND submission to the TPP for the Phase I and Phase II clinical trials received clearance in August 1998 and December 1998, respectively. Rycor intends to conduct a Phase III human clinical trial and anticipates filing its IND submission with the TPP by the first quarter of 2002.

Business Strategy

Rycor's business objective is to develop the Technology in an effective and timely manner to the stage where it is a commercially viable product. It is expected that the Phase II human clinical trials in Canada will be completed in June, 2001. Pending positive results from the Phase II trials, Rycor intends to proceed with Phase III human clinical trials in Canada, with a subsequent expansion into trials in the U.S. and Europe.

In order to commence Phase III clinical trials in Canada, Rycor must organize and fund:

1. completion of certain pre-clinical animal studies as well as laboratory studies in respect of the Technology. Refer to "Business of Rycor - Third Party Collaborations";

2. ordering of the Peptide from a third party manufacturer and contract with a third party company to package the Peptide. Refer to "Business of Rycor - Third Party Collaborations";

3. completion of the design of the Phase III clinical trials with third party scientific investigators and consultants and submission to the regulatory authorities for approval of the clinical trial. Refer to "Business of Rycor - Third Party Collaborations";

4. development of certain clinical trials monitoring boards and contracting with a clinical research organization to administer the clinical trials. Refer to "Business of Rycor - Third Party Collaborations".

Based on information currently available to Rycor, the estimated cost to complete minimum pre-clinical animal studies and the Phase III clinical trials in Canada is $8,700,000; however, if Rycor is required to increase the scope of the pre-clinical animal studies and size or length of the Phase III clinical trials, the estimated costs could be as high as $18,200,000.

At this time, Rycor does not intend to become a fully-integrated pharmaceutical company with substantial in-house research and development, marketing or manufacturing capabilities. Rycor intends to partner or joint venture with larger pharmaceutical companies that have existing and relevant marketing capability for its products. It is anticipated that future clinical development of Rycor's product outside Canada would generally occur in conjunction with a strategic partner or partners, who would contribute expertise and financial assistance to the development of the product. In exchange for certain product rights and commitments to market Rycor's product, the strategic partners will be expected to share in gross proceeds from the sale of Rycor's product. The proceeds generated from partnering or joint venturing projects are expected to be distributed on the basis of relative risk taken and resources contributed by each party to the partnership or joint venture.

Third Party Collaborations

In order to minimize its overhead expenses, Rycor conducts research and project development work through various third parties engaged on a contractual basis. Pursuant to the Contracted Research Agreement and the Supplemental Professional Activities Agreement, respectively, Rycor has contracted with the University of Alberta to conduct research in respect of the technology, and with the Inventors to provide certain research and medical advisory services to Rycor. In addition, pursuant to an agreement (the "Regulatory Consulting Agreement") dated October 30, 2000, Rycor has retained Randy Stroud Consulting to provide project management services in respect of the preparation for and completion of certain regulatory submissions in respect of the Technology.

Pursuant to an agreement (the "Animal Studies Administration Agreement") dated November 24, 2000 between Rycor and Cantox, Rycor has retained Cantox to design and implement pre-clinical animal and laboratory studies in respect of the Technology.

As Rycor does not have facilities to manufacture biological compounds or the final dosage form of its product for human use, it's current business strategy is to outsource these services from third party manufacturers. The Peptide is readily manufactured. There is more than one potential supplier of these manufacturing services on a world wide basis and the manufacturers' production is scalable to commercial levels. Pursuant to an agreement (the "Peptide Manufacturing Agreement") dated December 28, 2000 between Rycor and Peninsula, Rycor has contracted with Peninsula for the manufacture of the Peptide.

Rycor is currently negotiating an agreement with a third party to manage the Phase III clinical studies.

Intellectual Property

The University of Alberta has a comprehensive patent protection policy in place, with three patent streams (each involving different claims) in 31 countries around the world. The patent portfolio covers the use of the Peptides for the treatment of multiple sclerosis. To date, it has received a total of 7 patents in various countries around the world including one patent in the United States.

In addition, Rycor has entered into the AutoImmune License Agreement. The relevant issued patents will expire in the next 12 to 15 years, depending on the jurisdiction. See "Risk Factors".

Competition

There are currently few therapeutic products on the market for the treatment of the target chronic progressive multiple sclerosis patients. There is one chemotherapy product approved in the U.S. for use in chronic progressive multiple sclerosis patients, and there are several products approved for the relapsing remitting market segment (interferon's and another), and the companies which own them are attempting to get them approved for the chronic progressive multiple sclerosis market segment as well. Rycor believes that the Technology has a number of competitive advantages over these potentially competitive therapies, including:

1. a potentially higher efficacy in treating the disease;

2. not being a general immunosupressant;

3. having no negative side effects; and

4. requiring an infrequent dosing regimen.

The pharmaceutical industry is very competitive and subject to rapid and substantial technological change. There can be no assurance that development by others will not render Rycor's product non-competitive or that Rycor will be able to keep pace with technological developments. Competitors have developed technologies that could be the basis for competitive products.

Rycor is aware of certain competitor programs for the development of pharmaceutical products and alternative therapies that are targeted for the treatment of chronic progressive multiple sclerosis. Certain of Rycor's competitors are developing alternative peptide therapies for the disease. To the knowledge of Rycor's management, those therapies have either suffered from poor results in clinical trials, are now being used for the relapsing remitting type of multiple sclerosis, or are in earlier stages of clinical development. The pre-clinical research and capital costs together with the intellectual property position

held by Rycor are also believed to provide a barrier to entry for newcomers seeking to pursue peptide-based therapies similar to that of Rycor. The existence of products or therapies developed by these competitors, or other products or treatments of which Rycor is not aware, or products or treatments that may be developed in the future, may adversely affect the marketability of the Technology.

Management's analysis of the competing technologies and drug developers leads to the following conclusions:

- There is a market opportunity in that chronic progressive multiple sclerosis patients currently lack medical treatments which are effective and free of negative side effects.
- There are a variety of competing products used for the relapsing remitting form of multiple sclerosis or for other diseases, for which approval is being sought for use on chronic progressive multiple sclerosis patients, but which products appear to suffer from the disadvantage of limited efficacy and unwanted side effects.
- Competing technologies using peptide therapies have either demonstrated poor results or are in earlier stages of clinical development, and face certain barriers to entry for their products.
- Many of the other therapies and treatment methods may be complementary in effectively managing the disease.

Product Marketing Strategy

The market for the Peptide being developed by Rycor may be large and will require substantial sales and marketing capability. Rycor intends to enter into one or more strategic partnerships or collaborative arrangements with a pharmaceutical company or other company with marketing and distribution expertise to address this need. If necessary, Rycor will establish arrangements with various partners for different geographical areas. Rycor's board has experience with the partnering process.

Summary and Analysis of Financial Operations

The following table summarizes the financial operations of Rycor for the years ended December 31, 2000 and December 31, 1999 and for the three months ended March 31, 2001:

	Three Months Ending March 31, 2001	Year Ending December 31, 2000 (audited)	Year Ending December 31, 1999 (audited)
Sales	-	-	-
Gross profit	-	-	-
Research and Development Expenses	$92,427	$516,183	-
Sales and Marketing Expenses	-	-	-
General and Administrative Expenses	$55,722	$29,468	-
Net Income (Loss)	($358,079)	$(464,697)	
Working Capital	$11,367,160.	$5,049,297	$(2,286)
Property, Plant and Equipment	-	-	-
Deferred Research and Development	-	-	-

	Three Months Ending March 31, 2001	Year Ending December 31, 2000 (audited)	Year Ending December 31, 1999 (audited)
Other Intangibles	$17,340,308(1)	$15,500,.507 (1)	$2,291(2)
Long Term Liabilities	-	-	-
Shareholders' equity			
Dollar amount	$29,530,244	$21,014,501	$5
Number of securities	21,000,050 Rycor Shares 10,621,076 Series A Special Warrants 6,810,163 Series B Special Warrants	18,123,275 Rycor Shares 5,590,869 Series A Special Warrants 4,172,991 Series B Special Warrants	50 Rycor Shares

Notes:

(1) *This amount is comprised of patent and licensing costs of $17,317,516 and capital assets of $22,792.*

(2) *This amount is comprised of licensing costs of $15,497,954 and organization costs of $2,553.*

(3) *This amount is for organization costs.*

This discussion and analysis of the results of the operations and financial condition of Rycor should be read in conjunction with the unaudited financial statements for the three months ended March 31, 2001 and the audited financial statements for the year ended December 31, 2000 which form a part of this Circular.

Revenue and Expenses - Three Months Ended March 31, 2001

Rycor is still in the development stage and has not been profitable since its inception. Rycor expects to continue to incur substantial losses in continuing the research and development of the Technology. Rycor does not expect to generate significant revenues unless the Technology becomes commercially viable. Rycor has and expects to continue to incur a variety of expenses in carrying out its research and development programs. For the three months ended March 31, 2001, Rycor incurred general and administrative expenses of $55,722 and research and development expenses of $92,427.

Liquidity and Capital Resources - Three Months Ended March 31, 2001

For the three months ended March 31, 2001 Rycor had working capital of $11,367,160. The increase in working capital from December 31, 2000 was a result of Rycor issuing an additional 7,667,579 Special Warrants. Its shareholders equity was $29,530,244 reflecting the sale of the additional Special Warrants and the acquisition of the shares of Subco in consideration for the issuance of 2,876,775 Rycor Shares.

Revenue and Expenses - Year Ended December 31, 2000

For the year ended December 31, 1999, Rycor incurred no expenses as the acquisition of the license to the Technology from the University of Alberta did not occur until December 14, 2000. For the year ended December 31, 2000, Rycor incurred general and administrative expenses of $29,468 and research and

development expenses of $516,183 compared to nil for the previous year when Rycor was not conducting business.

Liquidity and Capital Resources - Year Ended December 31, 2000

For the year ended December 31, 1999, Rycor had a working capital deficit of $2,286 and share capital of $5.00. For the year ended December 31, 2000, Rycor had working capital of $5,049,297 which reflected its commitment to issue Special Warrants as at the end of that period. Its shareholders' equity was $21,014,501 reflecting its Special Warrant financing as at December 31, 2000 and its issuance of 18,123,225 common shares at a deemed price of $0.53 in exchange for the license to the Technology.

RISK FACTORS

The following risk factors should be read carefully. The risks and uncertainties described below are not the only ones that will be faced if the Acquisition is completed. Other risks and uncertainties, including those management of the Corporation or Rycor do not currently consider material, may impair the Corporation's business. The risk factors discussed below may materially adversely affect the business, financial condition, operating results or cash flow of the Corporation. In addition to matters set forth elsewhere in this Circular, Securityholders should consider the following risk factors relating to the business of the Corporation and Rycor. The order in which risk factors appear is not intended as an indication of the relative weight or importance thereof. Such information is presented as of the date hereof and is subject to change, completion or amendment without notice.

Volatility of Share Price

The price of shares of pharmaceutical companies in general tends to be volatile. Factors such as the announcement (to the public or at science conferences) of technological innovations, new commercial products, patents, the obtainment of exclusive rights by other companies, the results of clinical tests, regulations, publications, quarterly financial results, public concerns over the risks of development of new drugs, future sales of shares by the Corporation or its current shareholders, and many other elements could materially affect the price of the Corporation's Common Shares.

History of Operating Losses

To date, neither Rycor nor the Corporation has recorded any revenues from the sale of therapeutic products. Since incorporation, both the Corporation and Rycor have accumulated net losses and expect such losses to continue as they commence product and clinical development and eventually seek regulatory approval for the sale of the Peptide. Rycor and the Corporation expect to continue to incur substantial operating losses unless and until such time as product sales generate sufficient revenues to fund their continuing operations. Neither the Corporation nor Rycor has ever paid a dividend and they do not anticipate paying any dividends in the foreseeable future.

Limited Operating History

Rycor and the Corporation were only recently incorporated and have not begun to market any product or generate revenues. The Corporation expects to spend a significant amount of capital to fund research and development and on further laboratory and animal studies and human clinical trials. As a result, the Corporation expects that its operating expenses will increase significantly in the near term and, consequently, it will need to generate significant revenues to become profitable. Even if the Corporation does become profitable, it may not be able to sustain or increase profitability on a quarterly or annual basis. The Corporation cannot predict when, if ever, it will be profitable. There can be no assurances that the Technology will meet applicable regulatory standards, obtain required regulatory approvals, be capable of being produced in commercial quantities at reasonable costs, or be successfully marketed.

The Corporation will be undertaking additional laboratory and animal studies and human clinical trials on the Technology, and there can be no assurance that the results from such studies or trials will result in a commercially viable product or will not identify unwanted side effects.

Unproven Market

The Corporation believes that the anticipated market for its potential product and technology will continue to exist and expand. These assumptions may prove to be incorrect for a variety of reasons, including competition from other products and the degree of commercial viability of the potential product.

Lack of Manufacturing, Pharmaceutical Development and Marketing Experience

Neither the Corporation nor Rycor has any manufacturing, pharmaceutical development or marketing experience. To be successful, any product must be manufactured and packaged in commercial quantities in compliance with regulatory requirements and at acceptable costs. In order to manufacture and package any products in commercial quantities, if it elects to do so, the Corporation will need to develop its own manufacturing or packaging facilities or contract with third parties to manufacture or package such product. No assurance can be given that the Corporation will be able to make the transition to commercial production. In addition, production of any products may require raw materials for which the sources and amount of supply are limited. An inability to obtain adequate supplies of such raw materials could significantly delay the development, regulatory approval and marketing of any products.

Neither the Corporation nor Rycor has any experience in pharmaceutical development, including the management of multi-centre clinical trials, and will be significantly reliant on third party consultants to provide the requisite advice and management. There can be no assurance that the clinical trials and product development will not encounter delays which could adversely affect prospects for the Corporation's success.

To be successful, a product must also be successfully marketed. Neither the Corporation nor Rycor has any experience in marketing pharmaceutical products and there can be no assurance that the Corporation can market any product which may be developed in a manner which could assure its acceptance in the market place.

Need for Additional Capital and Access to Capital Markets

Although the Corporation believes that on completion of the Acquisition there will be sufficient capital to complete the research and Phase III clinical trial development in Canada in respect of the Technology, unexpected or unforeseen costs may arise. Greater than anticipated amounts of capital will be required if the animal studies are delayed or take longer than expected to be completed or if Rycor is required to increase the size and/or length of the Phase III clinical trials. Although Rycor believes that the proceeds from the Public Offering will be sufficient to meet such additional costs, there is no assurance the Public Offering will be completed or that such additional costs will be met. In addition, the seeking of regulatory approval for the product, development and protection of the patent portfolio and marketing of any product will also incur significant further funding. There can be no assurance that additional funding will be available at all or on acceptable terms to permit successful commercialization of the Technology even if regulatory approval to market the Peptide is obtained.

Government Regulations

The manufacture and sale of human therapeutic products in Canada, the United States and other countries is governed by a variety of statutes and regulations in such countries. These laws require control of manufacturing facilities, controlled research and testing of products, government review and clearance of

a submission containing manufacturing, pre-clinical and clinical data in order to obtain marketing approval based on establishing the safety and efficacy of the product for each use sought, including adherence to cGMP during production and storage, and control of marketing activities, including advertising and labelling.

The Technology will require significant development, pre-clinical and clinical testing and investment of significant funds prior to its commercialization. There can be no assurance that any commercially viable product will be developed. The process of completing clinical testing and obtaining required approvals is likely to take a number of years and require the expenditure of substantial resources. Any failure to obtain or a delay in obtaining such approvals could adversely affect the Corporation's ability to utilize the Technology, therefore adversely affecting operations. Further, there can be no assurance that any product which is developed will prove to be safe and effective in clinical trials or receive regulatory approvals. Markets, other than the U.S. and Canada, have similar restrictions.

Conflicts of Interest

The directors and officers of the Corporation and of Rycor are directors and officers of other corporations. Conflicts may arise between their duties to the Corporation, Rycor and their duties to such other corporations. All such conflicts will be dealt with pursuant to the provisions of the applicable corporate legislation.

Competition

Research to develop new products or methods of treating multiple sclerosis is expected to intensify. The pharmaceutical industry is subject to rapid and significant technological change. Currently, the Corporation has identified a number of companies developing alternative competing technologies. Furthermore, technological competition from pharmaceutical companies and universities is expected to increase. Other companies may be formed that develop products faster than the Corporation. Products used for the treatment of relapsing remitting multiple sclerosis and for other diseases may be approved for use on chronic progressive multiple sclerosis patients in a short time frame. Products may be developed that are more effective than that proposed to be developed by the Corporation.

Administration of the Pre-Clinical and Clinical Studies

The process of conducting pre-clinical studies, human clinical trial testing and the obtaining of required approvals is likely to take a number of years and require the expenditure of substantial resources. The amount and timing of pre-clinical studies, including animal testing, to be conducted prior to the commencement of human clinical trials is at the discretion of federal regulators, and may involve significantly more time and money than anticipated.

In addition, human clinical trials may take longer to start and complete than anticipated. In particular, there is competition from various pharmaceutical products for access to a limited number of research clinics in Canada and other countries which are qualified to participate in multi-centre human clinical trials. There can be no assurance that access to such clinics will not be delayed longer than anticipated, or obtained at all.

The animal testing and human clinical trials may result in adverse animal or patient reactions or statistically insignificant results, which may require a cessation or extension of the trials, or an increase in the number of patients enrolled in a given trial or the need to undertake ancillary testing and human trials. This may result in additional delays and expenses, cessation of the project and an adverse effect on operations.

Use of Funds

The Corporation's management will have significant discretion as to the use of the Corporation's funds. The Corporation currently intends to use the funds available on completion of the Acquisition and the Offering for funding of pre-clinical activities including animal studies, purchase of peptide for animal studies and clinical trials, peptide formulation development, support of the Research Clinic, general corporate purposes including administration expenses, administration of Phase III clinical trials and payments to the University of Alberta pursuant to the Contracted Research Agreement. However, the directors of the Corporation may decide to alter their current business plan and may decide to expend the funds in a materially different manner.

Shareholder Control

Some of the Corporation's existing shareholders can exert control over it, and may not make decisions that are in the best interests of all shareholders. If certain shareholders act together, they may be able to exert a significant degree of influence over the Corporation's management and affairs and over matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may facilitate or delay or prevent a change in control of the Corporation and might affect the market price of the Common Shares, even when a change may or may not be in the best interests of all shareholders. In addition, the interests of this concentration of ownership may not always coincide with the Corporation's interests or the interests of other shareholders and accordingly, they could cause the Corporation to enter into transactions or agreements which it would not otherwise consider.

Reliance on Third Parties and Future Collaboration

Rycor's strategy is and has been to enter into various arrangements with corporate and academic collaborators, licensors, licensees and others for research, development, clinical testing, manufacturing, marketing and commercialization of the Technology and any resulting commercially viable product. There can be no assurance , however, that Rycor will be able to maintain its current collaborations or establish new collaborations on favourable terms, if at all, or that its current or future collaborative arrangements will be successful.

Rycor currently holds a license from AutoImmune for the AutoImmune Patents. Rycor is obligated to make certain maintenance and royalty payments on the sale, if any, of products resulting from the AutoImmune Patents. There can be no assurance that the AutoImmune License will not terminate or that it will be renewed. Rycor has acquired a license to the Technology held by the University of Alberta. Pursuant to the terms of the License Agreement, Rycor is obligated to exercise diligence in bringing potential products to market. There can be no assurance the License Agreement will not terminate.

Attraction and Retention of Key Employees and Consultants

The Corporation and Rycor are depending highly upon their respective management staff and third party scientific and business consultants, the loss of whose services might impede the achievement of the Corporation's and Rycor's business objectives. In addition, the anticipated development of the Technology will require additional expertise in research, clinical testing, regulatory approval, manufacturing and marketing which are expected to place increased demands on the Corporation's and Rycor's resources and management skills and reliance on outside consultants. There can be no assurance that the Corporation or Rycor will be able to attract and retain such personnel and consultants on acceptable terms given the competition among numerous pharmaceutical companies, universities and other research institutions for experienced personnel. The failure to retain such personnel or consultants, or to develop or otherwise acquire the expertise could adversely affect prospects for the Corporation's success.

Licenses, Patents and Proprietary Rights

Rycor intends to utilize certain technology which has been licensed to it by AutoImmune and the Technology which Rycor has licensed from the University of Alberta. While the Corporation's existing license agreement with AutoImmune is in good standing, it may be terminated by AutoImmune if there is a breach of the AutoImmune License Agreement. The Corporation and Rycor is and will be in the future, reliant on AutoImmune and the University of Alberta to ensure that the underlying patents are maintained and valid and prosecuted.

The Corporation's success will depend, in part, on the ability of the University of Alberta and AutoImmune to obtain patents, maintain trade secret protection and operate without infringement on the proprietary rights of third parties or having third parties circumvent Rycor's rights. AutoImmune and the University of Alberta are actively pursuing applications for patents in the U.S. and other countries. The patent positions of pharmaceutical firms and universities, including AutoImmune and the University of Alberta, are uncertain and involve complex legal and factual questions for which important legal principles are largely unresolved. For example, no consistent policy has emerged regarding the breadth of pharmaceutical patent claims that are granted by the United States Patent and Trademark Office or enforced by the U.S. Federal courts. In addition, the scope of the originally claimed matter in a patent application can be significantly reduced before a patent is issued. The pharmaceutical patent situation outside the U.S. is even more uncertain and is currently undergoing review and revision in many countries. The laws of certain non-U.S. countries may not protect Rycor's existing or planned licensed intellectual property rights to the same extent as the laws of the United States and Canada. Thus, there can be no assurance that any of Rycor's licensed patent applications or those of the University of Alberta will result in a patent grant, that Rycor, AutoImmune or the University of Alberta will develop additional proprietary products that are patentable, that any patents issued to Rycor, the Corporation, AutoImmune or the University of Alberta will provide the Corporation or Rycor with any competitive advantages, that such patents will not be challenged by any third parties, that the patents of third parties will not impede the ability of the Corporation and Rycor to do business or that third parties will not be able to circumvent Rycor's licensed patents. Furthermore, there can be no assurance that others will not independently develop similar products which duplicate any of the Corporation's or Rycor's products, or, if patents are issued to the Corporation, Rycor, AutoImmune or the University of Alberta, design around the patented products developed by them.

A number of pharmaceutical companies and research and academic institutions have developed technologies, filed patent applications or received patents on various technologies that may be related to Rycor's business. Some of these technologies, patent applications or patents may conflict with the technologies, patent applications or patents licensed or intended to be licensed by Rycor. Such conflict could limit the scope of the patents, if any, that AutoImmune or the University of Alberta may be able to obtain or result in the denial of the patent applications. In addition, if patents that cover Rycor's activities are issued to other companies or institutions, there can be no assurance that Rycor or the Corporation would be able to obtain licenses to these patents at a reasonable cost or be able to develop or obtain alternative technology. If the Corporation or Rycor does not obtain such licenses, they could encounter delays in the introduction of products, or could find that the development, manufacture or sale of products requiring licenses is prohibited. In addition, the Corporation and Rycor could incur substantial costs in defending themselves in lawsuits brought against the Corporation or Rycor on patents they might infringe, in filing suits against others to have such patents declared invalid or in filing suits against others for infringement of the Rycor's licensed patents, if any. The Corporation believes that there may be significant litigation in the pharmaceutical industry regarding patent and other intellectual property rights. Such litigation may affect the Corporation's and Rycor's efforts to form collaborations, to conduct research and development, to conduct clinical testing, manufacturing, marketing and the sale of any products under development. If the Corporation or Rycor become involved in such litigation, it could

consume a substantial portion of their resources. If the outcome of any such litigation were to be adverse, the Corporation's business could be materially affected.

Under current law, patent applications in the U.S. are maintained in secrecy until the patents issue. However, any patents that the Corporation, Rycor, AutoImmune or the University of Alberta may file in the U.S. subsequent to November 28, 2000 will be subject to new provisions thereby allowing any new patent applications to be published, the same as its non-U.S. counterparts. Since publication of discoveries in the scientific or patent literature often lag behind actual discoveries, the Corporation cannot be certain that AutoImmune or the University of Alberta was the first creator of inventions described in the pending patent applications or patents or that AutoImmune or the University of Alberta were the first to file patent applications for such inventions. Moreover, the Corporation and Rycor might have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to the Corporation and Rycor, even if the eventual outcome were to favour the Corporation and Rycor. An adverse outcome could subject the Corporation and Rycor to significant liabilities to third parties and require the Corporation to license disputed rights from third parties or cease using the Technology or the AutoImmune Patents. There can be no assurance that the Rycor's licensed patents, if issued, would be held valid or enforceable by a court or that a competitor's technology or product would be found to infringe such patents. Furthermore, substantial costs can be incurred due to the filing of lawsuits to enforce the patent rights against apparent infringers, even if the Corporation and Rycor are successful in the lawsuits.

Dependence on Healthcare Reimbursement

The Corporation's ability to commercialize its proposed product successfully may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health insurers and other organizations. Third party payers are increasingly challenging the price of medical products, diagnostics and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available to enable the Corporation to maintain price levels sufficient to realize an appropriate return on its investment in product development.

Product Liability Claims and Uninsured Risks

The testing, marketing and sale of human pharmaceutical products involves unavoidable risks. If the Corporation succeeds in developing new pharmaceutical products, the sale of such products may expose the Corporation and Rycor to potential liability resulting from the use of such products. Such liability might result from claims made directly by consumers or by regulatory agencies, pharmaceutical companies or others selling products. Neither the Corporation nor Rycor currently has product liability insurance. The Corporation intends to obtain such insurance coverage but there can be no assurance that it will be able to obtain such insurance or, if obtained, that such insurance can be acquired in sufficient amounts to protect the Corporation and Rycor against product liability or at a reasonable cost. The obligation to pay any product liability claim in excess of whatever insurance the Corporation and Rycor are able to acquire, or the recall of any of their products, could have a material adverse affect on the business, financial condition and future prospects of the Corporation and Rycor.

Hazardous Materials; Environmental Matters

Research and some development work in respect of the Technology will be performed by the University of Alberta. The process involves the controlled use of potentially hazardous materials, and is subject to federal, provincial and local laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. To extent that it will be involved in the process, the Corporation and Rycor intend that their safety procedures for handling and disposing of such materials will comply with the standards prescribed by such laws and regulations, however, the risk of accidental

contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Corporation and Rycor could be held liable for any damages that result and any such liability could exceed the resources of the Corporation and Rycor. Neither the Corporation nor Rycor is specifically insured with respect to this liability.

Although the Corporation believes that it and Rycor are in compliance in all material respects with applicable environmental laws and regulations and currently does not expect to make material capital expenditures for environmental control facilities in the near term, there can be no assurance that it will not be required to incur significant costs to comply with environmental laws and regulations in the future, or that the operations, business or assets of the Corporation or Rycor will not be materially adversely affected by current or future environmental laws or regulations.

DIRECTORS AND OFFICERS OF RYCOR

The directors and officers of Rycor are Clifford D. Giese, President, Chief Executive Officer and director and Kevin A. Giese, Chief Financial Officer, Secretary and director. Refer to "Directors and Officers of EPS" and "Ownership of Securities of Rycor".

EXECUTIVE COMPENSATION FOR RYCOR

Compensation of Directors

Since incorporation, Rycor has paid no cash compensation (including salaries, director's fees, commissions or bonuses) to its directors for services rendered in their capacity as directors other than reimbursement of reasonable expenses.

Compensation of Executive Officers

Since incorporation, Rycor has employed 2 executive officers, who continue to be employed and who are also directors, namely Clifford D. Giese and Kevin A. Giese. "Executive officer" means the chairman and any vice-chairman of the board of directors, president or any vice-president and any officer of Rycor who performs a policy making function in respect of Rycor. The following table sets forth details of all compensation paid by Rycor to its executive officers since incorporation:

					Long-Term Compensation			
		Annual Compensation			Awards		Payouts	
Name and Principal Position	**Fiscal Period**	**Salary ($)**	**Bonus ($)**	**Other Annual Compensation ($)**	**Securities Under Options/SARS[1] Granted (#)**	**Restricted Shares or Restricted Share Units ($)**	**LTIP Payout[2] ($)**	**All Other Compensation ($)**
Clifford D. Giese President and Chief Executive Officer	Incorporation to May 31, 2001	NIL	NIL	NIL	NIL	NIL	NIL	NIL
Kevin A. Giese Secretary and Chief Financial Officer	Incorporation to May 31, 2001	41,665[3]	NIL	NIL	NIL	NIL	NIL	NIL

Notes:

(1) *"SARS" or "Stock appreciation rights" means a right granted by a corporation as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the corporation.*

(2) *"LTIP" or "Long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include options or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.*

(3) *These funds are paid to Queensbury Ventures Inc. ("Queensbury"), a private company controlled by Kevin A. Giese, pursuant to an oral agreement under which Queensbury, through Mr. Giese, provides management services to Rycor for the sum of $8,333 per month plus GST. The management contract commenced on January 17, 2001.*

Options Granted Since Incorporation

No stock options have been granted by Rycor to its executive officers since incorporation

Long-Term Incentive Plans

Rycor has not had and does not currently have any long term incentive plans.

Stock Appreciation Rights and Restricted Shares

No stock appreciation rights or restricted shares have been granted by Rycor to the executive officers of Rycor since incorporation.

Pension and Retirement Plans and Payments made upon Termination of Employment

Rycor does not have in place any pension or retirement plan. Rycor has not provided compensation, monetary or otherwise, during the preceding fiscal year, to any person who now acts or has previously acted as an executive officer of Rycor, in connection with or related to the retirement, termination or resignation of such person and Rycor. Rycor is not party to any compensation plan or arrangement with either of its executive officers resulting from the resignation, retirement or the termination of employment of such person.

Employment and Management Contracts

Rycor has no employment or management contracts with directors or executive officers, other than the oral management contract with Queensbury, referred to under the heading "Executive Compensation for Rycor - Compensation of Executive Officers."

Other Compensation

Rycor has not paid any other compensation to its executive officers or directors since incorporation.

Related Party Transactions

Rycor has not been a party to any related party transactions except as disclosed in "Business of Rycor - Acquisitions and Dispositions", "Background to and Reasons for the Offer – the Acquisition" and "Interest of Management and Others in Material Transactions".

Proposed Compensation

Rycor does not currently intend to pay any compensation to its directors or executive officers, other than pursuant to the oral management contract with Queensbury. Refer to "Executive Compensation for Rycor - Compensation of Executive Officers".

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

No director, senior officer, executive officer, promoter or member of management of EPS, or any associates or affiliates thereof, is or has been indebted to EPS or Rycor at any time since the incorporation of either company.

No director, senior officer, executive officer, promoter or member of management of Rycor, or any associates or affiliates thereof, is or has been indebted to Rycor or EPS at any time since the incorporation of either company.

DESCRIPTION OF RYCOR'S SHARE CAPITAL

Authorized Capital

The authorized capital of Rycor is as follows:

1. An unlimited number of voting Class "A" shares without nominal or par value which said Class "A" shares may receive dividends to the exclusion of any other class of shares.

2. An unlimited number of voting Class "B" shares without nominal or par value which said Class "B" shares may receive dividends to the exclusion of any other class of shares.

3. An unlimited number of non-voting Class "C" shares without nominal or par value which said Class "C" shares may receive dividends to the exclusion of any other class of shares.

4. An unlimited number of non-voting Class "D" shares without nominal or par value which said Class "D" shares may receive dividends to the exclusion of any other class of shares.

The following special rights and restrictions apply to each Class "A", Class "B", Class "C" and Class "D" Share (hereinafter together called "Rycor Common Shares"):

(a) Each of the Rycor Common Shares shall, save as to the voting rights as hereinbefore provided, have the same rights as the other said classes of shares.

(b) Save with the unanimous consent of the holders of the First Preferred Shares and Second Preferred Shares (as hereinafter defined), no dividend may be paid on any class of Rycor Common Shares in any given calendar year unless immediately after the payment of such dividend the net realizable value of the assets of Rycor exceeds the sum of the amount of:

    (i) the total stated capital of all Rycor Common Shares of all classes; and

    (ii) the liabilities of Rycor; and

    (iii) the amount that would be required to redeem all issued and outstanding First Preferred Shares and Second Preferred Shares;

and, save with the unanimous consent of the holders of the First Preferred Shares, unless Rycor has in that calendar year paid to the holders of the First Preferred Shares the maximum dividends permitted to be paid to the holders of the First Preferred Shares in that calendar year and, save with the unanimous consent of the holders of the Second Preferred Shares, unless Rycor has in that calendar year paid to the holders of the Second Preferred Shares the maximum dividends permitted to be paid to the holders of the Second Preferred Shares in that calendar year.

(c) On a liquidation, dissolution or winding-up of Rycor the assets available for distribution to the shareholders (after distribution to the holders of the First Preferred Shares and Second Preferred Shares) will be distributed by distribution to the holders of the Rycor Common Shares first in payment of any dividends declared and unpaid (and where there are insufficient remaining assets to allow full payment of unpaid dividends the holders of the Rycor Common Shares shall share in proportion to their respective entitlements to unpaid dividends) and second by distribution of what then remains amongst the holders of the Rycor Common Shares in proportion to the number of Rycor Common Shares held by them.

Rycor is also authorized to issue an unlimited number of Class "E" non-voting redeemable shares without nominal or par value (the "First Preferred Shares") with the rights and restrictions set forth in the Articles of Rycor and an unlimited number of Class "F" non-voting redeemable shares without nominal or par value (the "Second Preferred Shares") with the rights and restrictions set forth in the Articles of Rycor.

Rycor has issued Series A Special Warrants and Series B Special Warrants. Each Series A Special Warrant entitles the holder to acquire one Rycor Share for no further consideration and each Series B Special Warrant entitles the holder to acquire one Rycor Share and one Rycor Warrant for no further consideration. Each Rycor Warrant entitles the holder to purchase one Rycor Share at a price of $3.00 per Rycor Share until 4:30 p.m. (Edmonton time) on December 31, 2001 and at a price of $4.00 per Rycor Share until 4:30. p.m. (Edmonton time) on December 31, 2002.

The following table sets forth details of Rycor's share capital:

Capital	Amount Authorized	Outstanding as at March 31, 2001 (unaudited)	Outstanding as at May 31, 2001 (unaudited)
Class A Common Shares	unlimited	$10,988,540 (21,000,050 shares)	$10,988,540 (21,000,050 shares)
Series A Special Warrants	N/A	$2,124,215 10,621,076 special warrants	$2,124,215 10,621,076 special warrants
Series B Special Warrants	N/A	$17,025,408 6,810,163 special warrants	$17,025,408 6,810,163 special warrants
Class B, C and D Common Shares	unlimited	Nil	Nil
First Preferred Shares	unlimited	Nil	Nil

Capital	Amount Authorized	Outstanding as at March 31, 2001 (unaudited)	Outstanding as at May 31, 2001 (unaudited)
Second Preferred Shares	unlimited	Nil	Nil

Options to Purchase Securities

Rycor has not granted any stock options since incorporation.

Prior Sales

Since the date of incorporation, Rycor has issued the following Rycor Shares, Series A Special Warrants and Series B Special Warrants:

Date	Number and Type of Securities	Issue Price per Security	Total Issue Price	Nature of Consideration Received
December 23, 1999	50 Rycor Shares	$0.10	$5	Cash
December 14, 2000	18,123,225 Rycor Shares	$0.53	$9,605,309	(1)
March 1, 2001	2,876,775 Rycor Shares	$0.53	$1,524,691	(2)
October 10, 2000	717,875 Series A Special Warrants	$0.20	$143,575	Cash
November 10, 2000	4,872,994 Series A Special Warrants	$0.20	$974,599	Cash
February 15, 2001	5,030,207 Series A Special Warrants	$0.20	$1,006,041	Cash
October 10, 2000	522,000 Series B Special Warrants	$2.50	$1,305,000	Cash
November 10, 2000	3,650,991 Series B Special Warrants	$2.50	$9,127,478	Cash
February 15, 2001	2,637,172 Series B Special Warrants	$2.50	$6,592,930	Cash
TOTAL:	**38,431,289[(3)] Common Shares**		**$30,279,628**	

Notes:

(1) These Rycor Shares were issued in consideration for the U of A License. See "Business of Rycor - Acquisitions and Dispositions".

(2) *These Rycor Shares were issued in consideration for all of the issued and outstanding shares of Subco. See "Business of Rycor - Acquisitions and Dispositions".*

(3) *Assumes all Series A Special Warrants and all Series B Special Warrants are exercised.*

MATERIAL CONTRACTS

The following agreements are material to Rycor:

1. Acquisition Agreement dated April 24, 2001 between EPS and Rycor. See "Acquisition Agreement and Rycor Lock-Up Agreement".

2. Master Agreement dated December 14, 2000 between Rycor, the U of A Governors, the Inventors, Subco and the Subco Shareholders. Refer to "Business of Rycor - Acquisitions and Dispositions".

3. License Agreement dated December 14, 2000 between Rycor and the U of A Governors. Refer to "Business of Rycor - Acquisitions and Dispositions".

4. Supplemental Professional Activities Agreement dated December 14, 2000 between Rycor, the U of A Governors and the Inventors. Refer to "Business of Rycor - Acquisitions and Dispositions".

5. Contracted Research Agreement dated December 14, 2000 between Rycor and the U of A Governors. Refer to "Business of Rycor - Acquisitions and Dispositions".

6. Share Purchase and Sale Agreement dated March 1, 2001 between Rycor and the Subco Shareholders. Refer to "Business of Rycor - Acquisitions and Dispositions".

7. Regulatory Consulting Agreement dated October 30, 2000 between Rycor and Randy Stroud Consulting. Refer to "Business of Rycor - Third Party Collaborations".

8. Animal Studies Administration Agreement dated November 24, 2000 between Rycor and Cantox. Refer to "Business of Rycor - Third Party Collaborations".

9. Peptide Manufacturing Agreement dated December 29, 2000 between Rycor and Peninsula. Refer to "Business of Rycor - Third Party Collaborations".

10. Voluntary Pooling Agreement dated for reference March 1, 2001 between Rycor, Reynolds Mirth Richards & Farmer, the U of A and the Subco Shareholders. Refer to "Business of Rycor - Acquisitions and Dispositions".

11. AutoImmune License Agreement dated August 1, 2000 between Rycor and AutoImmune. Refer to "Business of Rycor - Acquisitions and Dispositions".

Copies of these agreements will be made available for inspection during normal business hours at the offices of Anfield Sujir Kennedy & Durno, Barristers and Solicitors, at Suite 1600 - 609 Granville Street, Vancouver, British Columbia, V7Y 1C3.

LEGAL PROCEEDINGS

Management knows of no legal proceedings, contemplated or actual, involving EPS or Rycor which could materially affect either EPS or Rycor.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Rycor's auditor is Collins Barrow, Chartered Accountants, Suite 1550 AT&T Canada Tower, 10250 - 101 Street N.W., Edmonton, Alberta, T5J 3P4.

The auditor of EPS is Collins Barrow, Chartered Accountants, Suite 1550 AT&T Canada Tower, 10250 - 101 Street N.W., Edmonton, Alberta, T5J 3P4.

The registrar and transfer agent for EPS is Pacific Corporate Trust, Suite 830, 625 Howe Street, Vancouver, B.C., V6C 3B8.

PROMOTERS

Clifford D. Giese and Kevin A. Giese may be considered to be the promoters of EPS in that they took the initiative in founding and organizing EPS. Clifford D. Giese and Kevin A. Giese may be considered to be the promoters of Rycor in that they took the initiative in founding and organizing Rycor. For information on securities of the Corporation and Rycor held by Clifford D. Giese and Kevin A. Giese, remuneration received from the Corporation and Rycor by Clifford D. Giese and Kevin A. Giese and material transactions between the Corporation, Rycor and Clifford D. Giese and Kevin A. Giese, refer to "Business of Rycor - Acquisitions and Dispositions", "Directors and Officers", "Executive Compensation for the Corporation", "Executive Compensation for Rycor", "Interest of Management and Others in Material Transactions" and "Ownership of Securities of Rycor".

DIVIDEND POLICY

No dividends have been paid on any class of shares of EPS or Rycor since their respective dates of incorporation and it is not contemplated that any dividends will be paid in the immediate or foreseeable future.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There are no material interests, direct or indirect, of directors, senior officers or any shareholder who beneficially owns, directly or indirectly, more than ten percent (10%) of the outstanding securities of the Corporation or Rycor in any transaction within the last three (3) years or any proposed transaction which has materially affected or would materially affect the Corporation or Rycor, other than as follows:

Clifford D. Giese and Kevin A. Giese are directors, officers, promoters and securityholders of both the Corporation and Rycor. Patrick W. Kelly and Ronald E. Ticknor are securityholders of both the Corporation and Rycor. Refer to "Directors and Officers" and "Description of the Corporation's Share Capital of EPS - Options to Purchase Securities" and "Ownership of Securities of Rycor".

Pursuant to the Share Purchase and Sale Agreement, Rycor purchased shares of Subco from Clifford D. Giese, Kevin A. Giese, Ronald E. Ticknor and certain of their associates in consideration for the issuance of common shares of Rycor and certain cash payments. Refer to "Business of Rycor - Acquisitions and Dispositions".

Rycor acquired the license to the Technology from the University of Alberta in consideration for the issuance of common shares of Rycor and a cash payment. Rycor has also entered into certain agreements with the University of Alberta relating to further development of the Technology. Refer to "Business of Rycor - Acquisitions and Dispositions".

Michael P. Kennedy is a director of the Corporation and is a partner in the law firm of Anfield Sujir Kennedy & Durno, solicitors for the Corporation. Anfield Sujir Kennedy & Durno has been paid and will be paid for legal services rendered to the Corporation.

INTERESTS OF EXPERTS

No person or company whose profession or business gives authority to a statement made by the person or company and who is named as having prepared or certified a part of this Circular or prepared or certified a report or valuation described or included in this Circular has any beneficial ownership, direct or indirect, in the securities of the Corporation or Rycor, and no such person and no director, officer or employee of any such company is or is expected to be elected, appointed, or employed as a director, officer or employee of the Corporation or Rycor, except for Michael Kennedy, who is a partner in the law firm of Anfield Sujir Kennedy & Durno, solicitors for the Corporation. Mr. Kennedy is a director of the Corporation and also holds securities of the Corporation. For details of the securities held by Mr. Kennedy, refer to the headings "Directors and Officers" and "Description of the Corporation's Share Capital - Options to Purchase Securities".

ACQUISITION OF RYCOR SECURITIES NOT DEPOSITED

General

The purpose of the Offer is to enable EPS to acquire all outstanding Rycor Securities. If EPS takes up and pays for Rycor Securities under the Offer, EPS intends to utilize the compulsory acquisition provisions of Part 16 of the ABCA, if available, to acquire the remaining Rycor Securities not deposited under the Offer or, if necessary, acquire such remaining Rycor Securities pursuant to a compulsory acquisition or a Subsequent Acquisition Transaction, as discussed below.

Acquisition of Securities Held by Dissenting Offerees

If, by the Expiry Time or within 120 days after the date of the Offer, whichever period is shorter, the Offer is accepted by the holders of not less than 90% of the Rycor Securities, other than Rycor Securities held at the date of the Offer by or on behalf of EPS or its affiliates and associates (as defined in the ABCA), and EPS acquires such deposited Rycor Securities, then EPS will elect to acquire, pursuant to the provisions of Part 16 of the ABCA, the remainder of the Rycor Securities held by each Securityholder who did not accept the Offer (a "Dissenting Offeree") (which definition includes any person who subsequently acquires any such securities), on the same terms, including the offer price, as the Rycor Securities were acquired under the Offer.

To exercise this statutory right, EPS must give notice (the "Offeror's Notice") to the Dissenting Offerees of such proposed acquisition on or before the earlier of 60 days from the Expiry Time and 180 days from the date of the Offer. Within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing Rycor Securities held by such Dissenting Offeree to Rycor, and may elect either to transfer such securities to EPS on the terms on which EPS acquired Rycor Securities under the Offer or to demand payment of the fair value of such Rycor Securities by so notifying EPS and by applying, within 60 days after the date the Offeror's Notice was sent, to the Court of Queen's Bench of Alberta to fix that value. Within 20 days after the date of the sending of the Offeror's Notice, EPS shall pay or transfer to Rycor the amount of money or other consideration that EPS would have had to pay or transfer to the Dissenting Offerees under the original Offer if they had elected to accept the Offer. Rycor shall be deemed to hold in trust for the Dissenting Shareholders the consideration it receives from EPS. If a Dissenting Offeree has elected to demand payment of the fair value of his Rycor Securities, EPS may, within 20 days after it has transferred the consideration, apply to the Court to fix a fair value of the Rycor Securities of that Dissenting Offeree. If a Dissenting Offeree does not notify EPS it is seeking payment of fair value, the Dissenting Offeree shall be deemed to have elected to transfer his Rycor Securities to EPS

on the same terms that EPS acquired the Rycor Securities from Securityholders who accepted the Offer. Any judicial determination of the fair value of the Rycor Securities could be more or less than the amount paid pursuant to the Offer.

The foregoing is only a summary of the rights of EPS to acquire the shares held by Dissenting Offerees. This summary is not intended to be complete and is qualified in its entirety by the provisions of the ABCA. Holders of Rycor Securities should refer to the ABCA for the full text of the relevant statutory provisions, and those who wish to be better informed about those provisions should consult their legal advisors.

Sections in the ABCA are complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered.

Subsequent Acquisition Transaction

If EPS takes up and pays for Rycor Securities validly deposited under the Offer and the foregoing statutory right of acquisition is not available or EPS elects not to pursue such right EPS intends to seek to cause a meeting of the Securityholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving EPS or an affiliate of EPS (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will necessarily depend on a variety of factors, including the number of Rycor Securities acquired pursuant to the Offer.

Any such Subsequent Acquisition Transaction may also result in Securityholders having the right to dissent in respect thereof and demand payment of the fair value of their Rycor Securities. The exercise of such right of dissent, if certain procedures are complied with by the holder, could lead to a judicial determination of fair value required to be paid to such dissenting Securityholder for its Rycor Securities.

Rule 61-501 and Policy Q-27 may deem certain types of Subsequent Acquisition Transactions to be "going private transactions" if such Subsequent Acquisition Transactions would result in the interest of the holder of Rycor Securities (the "affected securities") being terminated without the consent of the holder. Such methods of acquiring the remaining outstanding Rycor Securities may also be a "related party transaction" within the meaning of Rule 61-501 and Policy Q-27. Rule 61-501 and Policy Q-27 provide that, unless exempted, a corporation proposing to carry out a going private transaction or a related party transaction is required to prepare a valuation of the affected securities (and any non-cash consideration being offered therefor) and to provide to the holders of the affected securities a summary of such valuation. EPS would rely on any exemption then available or seek waivers pursuant to Rule 61-501 and Policy Q-27, exempting EPS or Rycor, as appropriate from the valuation requirements of Rule 61-501 and Policy Q-27, respectively, in connection with any Subsequent Acquisition Transaction.

Depending on the nature and terms of the Subsequent Acquisition Transaction, the provisions of the ABCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Rycor Securities at a meeting duly called and held for the purpose of approving the Subsequent Acquisition Transaction.

Rule 61-501 and Policy Q-27 also require that, in addition to any other required security holder approval, in order to complete a going private transaction, the approval of a simple majority (or, in the case of Policy Q-27, depending on the nature of the transaction, a two-thirds majority) of the votes cast by "minority" shareholders of the affected securities must be obtained. Rule 61-501 and Policy Q-27 contains similar minority approval requirements for related party transactions. In relation to the Offer and any related party or going private transaction, the "minority" holders will be, unless an exemption is available or discretionary relief is granted by the Ontario Securities Commission and the Commission des valeurs mobilières du Québec, all Securityholders other than EPS, their respective directors and senior officers or any associate or any affiliate of EPS or their respective directors or senior officers or any

person or company acting jointly or in concert with EPS or any of their respective directors or senior officers in connection with the Offer or any subsequent related party or going private transaction. Rule 61-501 and Policy Q-27 also provide that EPS may treat Rycor Securities acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of such related party or going private transaction if, among other things, the consideration per security in the related party or going private transaction is at least equal in value to the consideration paid under the Offer. EPS currently intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be identical to the consideration offered under the Offer and EPS intends to cause Rycor Securities acquired under Offer to be voted in favour of any such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under the Rule 61-501, if, following the Offer, EPS and its affiliates are the registered holders of 90% or more of the Rycor Securities at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval would not apply to the transaction if an enforceable appraisal right or substantial equivalent right is made available to minority shareholders.

Any Subsequent Acquisition Transaction by EPS will likely be by way of an amalgamation or statutory arrangement pursuant to which EPS or successor corporations would acquire Rycor Securities not tendered to the Offer and all securities convertible into or exercisable for Rycor Securities which were not converted into or exercised for Rycor Securities prior to the Expiry Date and tendered to the Offer.

The details of any such Subsequent Acquisition Transaction, including the timing of its implementation and the consideration to be received by the minority holders of Rycor Securities, would necessarily be subject to a number of considerations, including the number of Rycor Securities acquired pursuant to the Offer.

Securityholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed

Other Alternatives

If EPS proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval, or otherwise does not complete a Subsequent Acquisition Transaction, EPS will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Rycor Securities in the open market, in privately negotiated transactions, in another takeover bid or exchange offer or otherwise, or taking no further action to acquire additional Rycor Securities. Any additional purchase of Rycor Securities could be at a price greater than, equal to or less than the price to be paid for the Rycor Securities under the Offer and could be for cash and/or EPS Shares or other consideration. Alternatively, EPS may sell or otherwise dispose of any or all Rycor Securities acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at a price then determined by EPS, which may vary from the price paid for Rycor Securities under the Offer.

DEPOSITARY

EPS has engaged Pacific Corporate Trust Company as the Depositary for the receipt of certificates in respect of Rycor Securities and Letters of Transmittal deposited under the Offer. In addition, the Depositary will receive Notices of Guaranteed Delivery deposited under the Offer at its office in Vancouver. The duties of the Depositary also include assisting in making settlement under the Offer. The Depositary will receive reasonable and customary compensation from EPS for their services in connection with the Offer, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities, including liabilities under securities laws, and expenses in connection therewith.

No brokerage fees or commissions will be payable by any Securityholder who deposits Rycor Securities directly with the Depositary. Securityholders should contact the Depositary or a broker or dealer for assistance in accepting the Offer and in depositing the Rycor Securities with the Depositary.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

General

In the opinion of management, the following is a fair and adequate summary of the principal Canadian federal income tax consequences pursuant to the Tax Act generally applicable to a Securityholder who disposes of Rycor Securities pursuant to the Offer and who, for purposes of the Tax Act, holds the Rycor Securities as capital property, deals at arm's length with EPS at all times up to and including the completion of the Offer, and following completion of the Offer will not, either alone or together with any person with whom the Securityholder does not deal at arm's-length, control EPS or beneficially own shares of EPS having a fair market value in excess of 50% of the fair market value of all outstanding EPS Shares.

This summary is based upon the provisions of the Tax Act and the regulations thereunder that are in force as of the date hereof, all specific proposals to amend the Tax Act and the regulations thereunder that have been publicly announced prior to the date hereof (the "Proposed Amendments") and counsel's understanding of the current published administrative and assessing policies of Revenue Canada. This summary is not exhaustive of all possible Canadian federal income tax considerations, and does not take into account or anticipate any changes in the law, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations which may differ significantly from those discussed herein.

Generally, Rycor Securities will be considered to be held as capital property by a Securityholder provided the Securityholder does not hold the Rycor Securities in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Securityholders who might not otherwise be considered to hold their Rycor Securities as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the election permitted by subsection 39(4) of the Tax Act. This summary is specifically not applicable to a Securityholder who is a "tax shelter investment" or that is a "financial institution" as defined in the Tax Act which is therefore subject to the requirements in the Tax Act to mark its securities to market on an annual basis.

This summary is of a general nature only and is not intended to be legal or tax advice to any particular person. Securityholders should therefore consult their own tax advisors to determine the tax consequences to them of the Offer.

Securityholders Resident in Canada

In addition to the comments set out above under "General", the following applies to Securityholders who are resident in Canada for purposes of the Tax Act.

Securityholders who receive EPS Shares and EPS Warrants in exchange for their Rycor Securities will be deemed to have disposed of their Rycor Securities under the Offer for EPS Shares, and to have acquired their EPS Shares, for an amount equal to the adjusted cost base to them of their Rycor Securities immediately prior to the exchange unless they choose to report a capital gain or a capital loss in respect of such disposition. In respect of the Series B Special Warrants, Rycor will allocate the $2.50 purchase price entirely to the Rycor Share which may be acquired on exercise of the Series A Special Warrants and nil to the Rycor Warrant which may be acquired on such exercise. Such allocation is considered to be reasonable by Rycor but will not be binding on Revenue Canada.

Securityholders are cautioned that persons who hold their Rycor Securities other than as capital property, who do not deal at arm's length with EPS or who may, either alone or together with other persons with whom they do not deal at arm's length, either control EPS immediately following the completion of the Offer or beneficially own shares of EPS which have a fair market value in excess of 50% of the fair market value of all outstanding shares of EPS immediately following the completion of the Offer, will not be deemed to have disposed of their Rycor Securities, and to have acquired their EPS Shares and EPS Warrants, on the aforementioned basis and that, absent availing themselves of the subsection 85(1) election described below, such persons must report a gain or loss, as the case may be, in respect of the disposition of their Rycor Securities.

Securityholders other than Securityholders mentioned in the preceding paragraph, may also choose to have the disposition of their Rycor Securities treated as having occurred for proceeds equal to the fair market value of the EPS Shares and EPS Warrants received in exchange therefor. Such choice must be made by reporting a capital gain or a capital loss in their return under the Tax Act for the taxation year which includes the completion of the Offer. In those circumstances, a Securityholder's capital gain or capital loss, as the case may be, will be the amount by which the fair market value of the EPS Shares and EPS Warrants received exceeds, or is exceeded by, the aggregate of the adjusted cost base of the Rycor Securities disposed of and any reasonable costs associated with the disposition and the Securityholder will be deemed to have acquired EPS Shares and EPS Warrants for an amount equal to their fair market value. Such disposing Securityholder will be required to include in such Securityholder's income for the taxation year of the disposition, one-half (under the Proposed Amendments to the Tax Act) of the amount of any such capital gain (a "taxable capital gain") and will generally be able to deduct one-half (under the Proposed Amendments to the Tax Act) of the amount of any such capital loss (an "allowable capital loss") against taxable capital gains realized by such Securityholder in that taxation year, in any of the three preceding taxation years (subject to adjustment as described below), or in any future taxation year. The amount of the allowable capital loss carried back to a period prior to October 18, 2000 will be adjusted upwards (under the Proposed Amendments to the Tax Act) to reflect the rate of inclusion of capital gains in computing taxable capital gains for such periods. Securityholders should consult their own advisors in respect of such matters. Where a Securityholder is a corporation, the amount of any capital loss otherwise determined resulting from the disposition of its Rycor Securities may be reduced by the amount of dividends previously received on the Rycor Securities to the extent and under the circumstances described in the Tax Act. Similar rules apply where the Securityholder is a partnership or trust with corporate partners or beneficiaries. A capital gain realized by an individual may be subject to an alternative minimum tax. Securityholders should consult their own tax advisors with respect to the alternative minimum tax provisions.

Subsequent Acquisition Transactions

As described in Section 13 of the Offer, "Acquisition of Rycor Securities Not Deposited", EPS may consider means of acquiring, directly or indirectly, all of the Rycor Securities not deposited under the Offer (a "Subsequent Acquisition Transaction"). The consequences under the Tax Act to a Securityholder of any Subsequent Acquisition Transaction would depend upon the nature of the transaction.

If in the course of a Subsequent Acquisition Transaction all of a Securityholder's Rycor Securities are exchanged solely for EPS Shares and EPS Warrants, the tax consequences to the Securityholder would be the same as if the Securityholder had accepted the Offer.

If a Subsequent Acquisition Transaction results in an amalgamation of Rycor and either EPS or an affiliate of EPS, the transaction would generally result in the issuance to Securityholders of shares of the amalgamated corporation or shares of EPS, as applicable. Upon the amalgamation, a Securityholder's Rycor Securities would be considered to be disposed of, and the shares of the amalgamated corporation or of EPS acquired, for an amount equal to the total adjusted cost base to the Securityholder of the Rycor

Securities disposed of. Consequently, no capital gain or capital loss in connection with Rycor Securities would arise upon the amalgamation, although a subsequent disposition of the shares acquired on the amalgamation may give rise to a capital gain or a capital loss.

If on an amalgamation a Securityholder exercises a dissent right and receives cash in consideration for the Securityholder's Rycor Securities, the Securityholder would recognize a capital gain (or a capital loss) to the extent that the proceeds of disposition received for such Rycor Securities (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of the Rycor Securities disposed of.

If in the course of a Subsequent Acquisition Transaction, Rycor Securities are redeemed from a Securityholder (including upon the exercise by a Securityholder of certain dissent rights), the Securityholder would be deemed to have received a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by a court) exceeds the paid-up capital of such Rycor Securities. If the Securityholder is an individual, the Securityholder will be required to include in his income the amount of the taxable dividend deemed received on the Rycor Securities as well as a "gross-up" amount equal to 25% of the amount of such dividends; however, the Securityholder will also be entitled to a dividend tax credit in respect of such dividend equal to 66.7% of the gross-up amount. If the Securityholder is a corporation, the dividend may, generally speaking, flow tax-free unless restrictions contained in subsection 55(2) of the Tax Act apply to recharacterize the dividend as a capital gain. The Securityholder would also be considered to have disposed of the Rycor Securities for proceeds of disposition equal to the amount received by the Securityholder less the amount of any deemed dividend referred to above and any interest awarded by a court. Interest awarded to a dissenting Securityholder by a court will be included in the dissenting Securityholder's income for the purposes of the Tax Act.

To the extent that any Subsequent Acquisition Transaction is proposed by EPS, Securityholders are urged to consult their own professional advisors to determine the consequences to them of the transaction.

Non-Residents of Canada

In addition to the comments set out above under "General", the following applies to holders of Rycor Securities who, for the purposes of the Tax Act, have not been resident in Canada at any time while they held their Rycor Securities, do not carry on the insurance business in Canada and who do not use or hold and are not deemed under the Tax Act to use or hold their Rycor Securities in or in the course of carrying on business in Canada (referred to hereafter as "Non-Resident holders of Rycor Securities").

Non-Resident holders of Rycor Securities will only be subject to taxation in Canada in respect of the disposition of their Rycor Securities to the extent such shares constitute "taxable Canadian property". Generally speaking, Rycor Securities will constitute taxable Canadian property to a Non-Resident Holder of Rycor Securities as they are shares of the capital stock of a corporation resident in Canada that is not listed on a stock exchange which is prescribed for the purposes of the Tax Act. Where Rycor Securities are taxable Canadian property to the Non-Resident Holder of Rycor Securities, then the EPS Shares and EPS Warrants received by the Non-Resident Holder of Rycor Securities on the exchange of his Rycor Securities will also be deemed to be taxable Canadian property to the Non-Resident Holder of Rycor Securities. Generally speaking, Rycor Securities will also constitute taxable Canadian property if, at any time during the 60 month period immediately preceding the disposition, the Non-Resident holder of Rycor Securities, either alone or together with persons with whom the Non-Resident holder of Rycor Securities did not deal at arm's length, owned 25% or more of the issued shares of any class or series in the capital stock of Rycor, or the Rycor Securities of the Non-Resident holder were acquired in a tax deferred exchange in consideration for property that was itself "taxable Canadian property". For the purposes of making the determination of ownership for the 60 months preceding the disposition, any rights or options to acquire Rycor Securities will be deemed to constitute ownership. Non-Resident

Holders of Rycor Securities whose Rycor Securities constitute taxable Canadian property will generally be subject to taxation on the same basis as holders who are resident in Canada, including the ability to effect tax deferred exchanges describe above. If a tax deferred exchange occurs the Non-Resident Holder of Rycor Securities which are taxable Canadian property will be required to apply for a clearance certificate from Revenue Canada. EPS Shares and EPS Warrants received on a tax deferred exchange for Rycor Securities which are taxable Canadian property will generally be deemed to constitute taxable Canadian property to a Non-Resident holder of Rycor Securities. International taxation treaties in effect between Canada and the country of residence of the Non-Resident Holder of Rycor Securities may modify the income tax consequences discussed above.

Securityholders who are Non-Residents should consult their tax advisors with respect to the tax implications of the Offer, including any associated filing requirements, in such jurisdictions.

If in the course of a Subsequent Acquisition Transaction, shares are acquired by the issuer from a Securityholder (including upon the exercise by a Securityholder of certain dissent rights), the Securityholder would be deemed to have received a taxable dividend equal to the amount by which the amount received (other than in respect of interest awarded by a court) exceeds the paid-up capital of the shares which are disposed of. Any deemed dividend would be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Under the Canada-United States Income Tax Convention and under the Canada-United Kingdom Income Tax Convention, the rate of withholding tax on dividends is generally reduced to 15% in the case of individual Securityholders and reduced to 10% under the Canada-United Kingdom Income Tax Convention and 5% under the Canada-United States Income Tax Convention in the case of corporate Securityholders holding at least 10% of the voting shares of the issuer. The Securityholders would also be considered to have disposed of the Rycor Securities for proceeds of disposition equal to the amount received by the Securityholders less the amount of any deemed dividend referred to above and any interest awarded by a court. Any capital gain recognized on the disposition of the Securityholder's Rycor Securities would not be subject to tax under the Tax Act unless such Rycor Securities are "taxable Canadian property".

Interest awarded to a dissenting Securityholder by a court will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable tax treaty. Under the Canada-United States Income Tax Convention and under the Canada-United Kingdom Income Tax Convention, the rate of withholding tax on interest is generally reduced to 10%.

SECURITYHOLDERS RESIDENT IN THE UNITED STATES

The EPS Shares and EPS Warrants issuable pursuant to the Offer are not registered under the laws of any jurisdiction outside of Canada and, in particular, are not registered under the applicable securities laws of the United States. Except as provided in the Offer, no EPS Shares will be delivered to any person who is or appears to EPS to be, a resident or citizen of the United States or any territory or possession thereof or to any person who is a resident of any other country other than Canada unless EPS is satisfied with the EPS Shares may be lawfully delivered in such other jurisdiction without further action by EPS.

Notwithstanding the foregoing, to the extent permitted under the United States Securities Act of 1933, as amended, the EPS Shares issuable under the Offer may be offered in reliance on and pursuant to the exemption provided by Rule 506 of Regulation D.

VALUATION

Introduction

The Offer is an "insider bid" as such term is defined in both the *Securities Act* (Alberta) and the *Securities Act* (British Columbia), and accordingly, EPS retained Deloitte & Touche Corporate Finance to prepare a

valuation of Rycor. In their valuation report dated May 15, 2001 (the "Valuation Report") Deloitte & Touche Corporate Finance stated that based upon the scope of their review and analysis and the assumptions used, they were of the opinion that the fair market value at March 31, 2001 of all of the issued and outstanding shares of Rycor was in the range of $88 million to $134 million, with a midpoint of $111 million. A copy of the Valuation Report will be available for inspection during normal business hours at the offices of Anfield Sujir Kennedy & Durno, Barristers and Solicitors, at Suite 1600 - 609 Granville St., Vancouver, BC V7Y 1C3. A copy of the Valuation Report will be sent to any registered holder of Rycor Securities on payment of a charge sufficient to cover printing and postage.

Scope of Review

In forming their opinion of value the scope of review of Deloitte & Touche Corporate Finance included, but was not limited to, the following:

1. Forecasted future clinical trial costs and probabilities of successfully completing each stage of the regulatory approval process.

2. Forecasted revenues and expenses on successful commercialization of the Technology.

3. the patents and patent applications

4. CV's of the Inventors.

5. Review of various articles by the Inventors.

6. Review of information on the epidemeology of multiple sclerosis, the course and symptoms of multiple sclerosis, the clinical presentation of multiple sclerosis, the incidence of multiple sclerosis, the multiple sclerosis market and current multiple sclerosis treatments.

7. Rycor's Business Plan dated April, 2001.

8. Subco's unaudited financial statements for December 31, 2000 and September 30, 2000.

9. Rycor draft review financial statements for the three months ending March 31, 2001.

10. EPS Balance Sheet as at December 31, 2000.

11. EPS, Rycor and Subco's Pro Forma Combined Financial Statements for December 31, 2000.

12. AutoImmune License Agreement.

13. Review of the financial statements, annual reports, press releases and websites of various biotechnology and pharmaceutical companies including:
    - Biogen, Inc.
    - Neurocrine Biosciences, Inc.
    - Schering AS
    - Corixa Corporation
    - Teva Pharmaceutical Industries Ltd.
    - Angiotech Pharmaceuticals, Inc.
    - Coulter Pharmaceuticals Inc.
    - Progenics Pharmaceuticals, Inc.

- Biomira Inc.
- Altarex Corporation
- ICOS Corporation
- BioChem Pharma Inc.
- The Ares Serono Group
- Dupont (Dupont Pharmaceuticals)
- Cambridge Neuroscience, Inc.
- Abbott Laboratories
- AutoImmune, Inc.
- Inhale Therapeutics
- Chiron
- Acorda Therapeutics
- Avant Immunotherapeutics
- Insmed
- CeNeS Pharmaceuticals
- Alexion
- Interferon Sciences
- Connetics
- ISIS Pharmaceuticals
- Immune Response
- Millennium
- Immunex
- Protein Design Labs
- Active Biotech

14. Review of various industry information available on the following websites:
    - National multiple sclerosis Society
    - The World of multiple sclerosis
    - The multiple sclerosis Foundation
    - National Institute of Neurological Disorders and Stroke
    - multiple sclerosis Network
    - International multiple sclerosis Support Foundation
    - Recombinant Capital
    - Biospace

15. Recent articles from:
    - Neurocrine press releases (July 20, 1999)
    - BIOWORLD Today
    - Dow Jones Newswires
    - Blood Weekly
    - The Wall Street Journal
    - USA Today
    - The Globe & Mail

16. Notes and memos prepared by Kevin A. Giese regarding the epidemeology, incidence, development plan and pharmaeconomics of the peptide.

17. Investment Dealer research reports on the multiple sclerosis industry and companies conducting research in the multiple sclerosis field by:
    - UBS Warburg
    - Merrill Lynch
    - J.P. Morgan Chase H & Q
    - Yorkton
    - Cannacord Capital

18. Discussions with Kevin Giese and Cliff Giese.

19. Discussions with Randy Stroud.

20. Discussions with Laine Woollard.

21. Discussions with Dr. Paty, University of British Columbia and the Inventors.

22. Letters from Therapeutic Products Programme, Health Canada dated August 20, 1998 and December 2, 1998.

23. Letters from Bioserv Corporation and Peninsula, outlining manufacturing costs.

24. Letters from Randy Stroud Consulting dated September 3, 1998 and December 2, 1998.

25. EPS Management Information.

26. Clinical trial information provided by Endpoint Research.

27. Cost estimates for nonclincial toxicology program and bioanalytic work from Cantox dated May 11, 2001.

28. A letter of representation obtained from management wherein they confirmed certain representations and warranties made to Deloitte & Touche Corporate Finance including a general representation that they had no information or knowledge or any facts or material information not specifically noted in the Valuation Report which, in their view, would reasonably be expected to reflect the valuation calculations noted herein.

Deloitte & Touche Corporate Finance did not audit or otherwise verify the information relied upon in forming their valuation opinion.

Major Assumptions

In arriving at their opinion of value, Deloitte & Touche Corporate Finance relied upon the following major assumptions:

1. The Patents are valid, can defend the Technology and provide Rycor with freedom to operate in its chosen field.

2. Funds can be obtained to complete the regulatory approval process.

3. Results of Canadian Phase I trials and preliminary result of Phase II trials are positive and warrant further investment in the Technology.

4. The forecast of future clinical trial costs and probabilities of successfully completing each stage of the regulatory approval process is reasonable.

5. The assumptions underlying the forecast of revenues and expenses on successful commercialization of the Technology are reasonable.

6. At the valuation date there were no contingent or unrecorded liabilities, environmental liabilities, litigation pending or threatened other than in the ordinary course of business.

Basis of Valuation

In deciding on the appropriate approach for valuing the Technology, the following factors were considered by Deloitte & Touche Corporate Finance:

1. The Technology will not produce positive cash flows for several years.

2. An estimate of future costs, revenues and probabilities of technical success.

3. Existence of public biotechnology companies which have no commercialized products.

Based on the above factors, Deloitte & Touche Corporate Finance selected the probability discounted cash flow approach and the market approach to determine the fair market value of the Technology.

Probability Adjusted Discounted Cash Flow

Probability adjusted discounted cash flow is made up of a clinical trial component and a commercialization component. In the first component of the projection, Deloitte & Touche Corporate Finance estimated the future clinical trial costs and the probability of successfully completing each stage. In the second component, they estimated the future cash flows when the Technology is commercialized. They applied an appropriate discount rate to each component to determine the discounted cash flow value. In preparing their forecasts, Deloitte & Touche Corporate Finance used information from management and from their knowledge of the biotechnology industry to develop the underlying assumptions.

Market Approach

Deloitte & Touche Corporate Finance stated in the Valuation Report that the market approach for valuing the Technology was appropriate because of the existence of several publicly traded biotechnology companies, which have products in the development stage, but no commercialized products. As there are many differences between these companies and the Technology, Deloitte & Touche Corporate Finance used this approach to ensure that the value determined under the probability adjusted discounted cash flow was in a reasonable range.

Market approaches where relevant information was obtained included:

1. A review of the market capitalization and technology value of Canadian biotechnology companies with lead therapeutic products in Phase II clinical trials.

2. A review of the market capitalization of companies with multiple sclerosis therapeutics.

3. A review of second and third round venture capital financing in the life sciences sector for the year prior to the valuation.

Share Value

Once they determined the technology value Deloitte & Touche Corporate Finance added this to the cash of Rycor to derive the share value.

Probability Adjusted Discounted Cash Flow Value

Forecasted Regulatory Approval Process

Deloitte & Touche Corporate Finance estimated the cost of each of the steps of the regulatory process and the probability of successfully completing each step. To determine the length of each of the steps, Deloitte & Touche Corporate Finance considered the length of clinical trials for other multiple sclerosis treatments and their experience in the biotechnology field. They noted that the four multiple sclerosis therapeutics that are currently on the market (Novatrone, Copaxone, Rebif and Avonex) all had Phase III clinical trials that studied patients for two years prior to market launch.

Forecasted Post-Approval Commercialization

The second component of the income approach is the value on commercialization after approval of the Technology. Deloitte & Touche Corporate Finance prepared a forecast of the sales of the product based on discussions with management and their understanding of the biotechnology industry for Canada and the rest of the world.

Discount Rate

Deloitte & Touche Corporate Finance used different discount rates for each component of the forecast.

Based on certain factors and their knowledge of the biotechnology industry, Deloitte & Touche Corporate Finance selected a discount rate of 30% to 35% for the Canadian market and 35% to 40% for the rest of the world market. In selecting the discount rates, they considered that venture capital rates of return on start up businesses range from 25% to 50%.

Deloitte & Touche Corporate Finance used a discount rate of 25% to 30% for the regulatory approval component of the forecasted cash flow. In the regulatory approval component, they estimated the probability of success of each stage; therefore, a significant amount of the risk associated with this component was already incorporated in the forecast. The cumulative effect of the discount rates used and the effect of the decision tree probability analysis results in an effective discount rate of more than 50% for the pre-commercialization phases.

Discounted Cash Flow Value

The discounted cash flow value is calculated by applying the discount rate to the forecast cash flows. Deloitte & Touche Corporate Finance assumed that there was no terminal value after 2016.

Deloitte & Touche Corporate Finance concluded that the discounted cash flow value of the Technology ranges from approximately $77 million to $123 million as at March 31, 2001.

Market Approach

Comparable Public Company Approach

Deloitte & Touche Corporate Finance considered the technology value of Canadian biotechnology companies that have products in Phase II trials. They noted that the technology values of these companies ranged from $4.4 million to $282 million, with an average of $94 million.

Comparable Public multiple sclerosis Company Approach

Deloitte & Touche Corporate Finance also considered the technology value of companies that have an interest in multiple sclerosis.

Venture Capital Approach

The venture capital approach is a method for estimating fair market value by examining venture capital transactions and determining the implied value of companies using the amount funded and the percentage interest in the company. Using these two factors, the implied post-money value of the company is calculated by dividing the percentage interest obtained in the company into the amount of the funding. The pre-money value is then obtained by subtracting the amount funded from the post-money value.

Deloitte & Touche Corporate Finance reviewed a database of 279 second and third round biotechnology venture capital financings during 2000 compiled by VentureOne. Out of 279 transactions, the median pre-money valuation was $60 million, the mean was $78 million and the pre-money valuations ranged from $7 million to $359 million.

Valuation Conclusion

A summary of the valuation conclusions under the various methods is as follows:

Income Approach	**Low** ($Cdn millions)	**High** ($Cdn millions)
Discounted Cash Flow	$77	$123

Market Approach	**Low** ($Cdn millions)	**High** ($Cdn millions)
Comparable Public Company Approach	$4	$282
Venture Capital Approach	$7	$359

Deloitte & Touche Corporate Finance concluded that fair market value of the Technology is best represented by the discounted cash flow approach and that the discounted cash flow approach is supported by the Market Approaches.

They added the value of the Technology and the cash in Rycor at March 31, 2001 in order to determine the fair market value of Rycor.

Discounted Cash Flow Value	$77 million	$ 123 million
Cash	$11 million	$11 million
Value of Shares of Rycor	$88 million	$134 million

Restrictions and Limitations

1. The valuation conclusion is as of March 31, 2001. This value is as of a point in time and may change over time with the circumstances of Rycor and market conditions. Deloitte & Touche Corporate Finance has done no review (nor are they under any obligation to do so) of the valuation subsequent to March 31, 2001.

2. Deloitte & Touche Corporate Finance reserves the right to review all calculations and analysis in the Valuation Report and, if they consider it necessary, to revise the Valuation Report in the light of information that becomes known to them after the date of the Valuation Report. They are under no obligation to notify anyone should any changes be deemed necessary.

3. Deloitte & Touche Corporate Finance has relied upon the completeness, accuracy and fair presentation of all the financial and other information, data, advice, opinions or representations obtained by it from senior management of EPS and Rycor and their consultants and advisors. The opinion is conditional upon such completeness, accuracy, and fair presentation of such information. Except as expressly described herein, Deloitte & Touche Corporate Finance has not attempted to verify independently the completeness, accuracy or fair presentation of the information.

4. EPS and Rycor have represented and warranted to Deloitte & Touche Corporate Finance that, other than as specifically disclosed in writing or as contemplated in financial statements, all information concerning the Acquisition provided to Deloitte & Touche Corporate Finance, directly or indirectly, orally or in writing, by EPS and Rycor and their respective agents and advisors in connection with the engagement of Deloitte & Touche Corporate Finance:

   (i) was in the case of all historical financial information concerning Rycor and the Acquisition, at the date of preparation, presented completely and fairly in all material respects;

   (ii) was with respect to any portion of the projections: (a) prepared on a basis reasonably consistent with accounting policies, (b) prepared using reasonable assumptions, and (c) the senior officers of EPS and Rycor have no reason to believe are misleading in any material respect;

   (iii) the title to all such assets, properties, or business interests purportedly owned by Rycor is good and marketable and there are no adverse interests, encumbrances, engineering, environmental, zoning, planning or related issues associated with these interests and that the subject assets, properties, or business interests are free and clear of any and all liens, encumbrances or encroachments;

(iv) at the valuation date there were no material contingent or unrecorded liabilities, environmental liabilities, litigation pending or threatened other than in the ordinary course of business;

(v) the financial statements and financial forecasts referred to under "Scope of Review" are the most comprehensive available. The financial statements contain all, and reflect only those, revenues, expenses, assets and liabilities of Rcyor. The financial forecasts are management's best estimate for the future earnings and cash flows of Rycor;

(vi) there is full compliance with all applicable federal, local, state, provincial and national regulations and laws, as well as the policies of all applicable regulators and that all required licences, rights, consents, or legislative or administrative authority from any federal, local, state, provincial or national government, private entity, regulatory agency or organization have been or can be obtained or renewed for the operation of the business of Rycor, including any use on which the services of Deloitte & Touche Corporate Finance are to be based.

5. Should any of the above representations not be accurate or should any of the other information provided to Deloitte & Touche Corporate Finance not be factual or correct, the valuation opinion of Deloitte & Touche Corporate Finance, as expressed in the Valuation Report, could be different.

6. The opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date thereof and the condition and prospects, financial and otherwise, of Rycor and any of its subsidiaries and affiliates as represented to Deloitte & Touche Corporate Finance in discussions with management of EPS and Rycor. In the analyses and in preparing the opinion, Deloitte & Touche Corporate Finance made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Deloitte & Touche Corporate Finance or any party involved in the Acquisition.

7. Deloitte & Touche Corporate Finance believes that the opinion must be considered as a whole and that selecting portions of the analyses or factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the opinion. The preparation of an opinion is a complex process and is not necessarily susceptible to partial analysis or summary.

8. The opinion of Deloitte & Touche Corporate Finance is not to be construed as a recommendation to any board member or shareholder of Rycor as to whether to accept of reject the Offer. Readers and potential investors should do their own independent analysis and due diligence regarding the value of the Rycor Securities.

OWNERSHIP OF SECURITIES OF RYCOR

As of the date hereof, EPS does not beneficially own, directly or indirectly, any Rycor Securities.

The following table indicates as of the date hereof , the names of Directors and senior officers (as defined under applicable securities laws) of EPS and their position with EPS and the Rycor Securities beneficially owned by them or their associates or over which they exercise control or direction:

Name	Office with EPS	Number of Rycor Securities	Number of Series A Special Warrants	Number of Series B Special Warrants
Clifford D. Giese	Chairman, CFO, Secretary Director	1,438,422 (1) (6.8%)	87,750 (2) (0.8%)	76,875 (3) (1.1%)
Kevin A. Giese	President, CEO and Director	719,209 (4) (3.4%)	3,500 (<0.1%)	3,750 (<0.1%)
Ronald E. Ticknor	Director	435,568 (5) (2.1%)	1,245,520 (6) (11.7%)	542,880 (7) (7.8%)
Patrick W. Kelly	Director	NIL	45,600 (8) (0.4%)	25,125 (9) (0.4%)

Notes:

(1) *567,251 of these Rycor Securities are owned by Clifford D. Giese's spouse.*

(2) *43,000 of these Series A Special Warrants are owned by Clifford D. Giese's spouse, 43,000 are owned by Rycor Holdings Ltd., a company wholly-owned by Clifford D. Giese, and 1,750 are owned by Trading Range Investments Limited (which owns a total of 3,500 Series A Special Warrants) a company owned as to 50% by Clifford D. Giese and 50% by Patrick W. Kelly.*

(3) *37,500 of these Series B Special Warrants are owned by Clifford D. Giese's spouse, 37,500 are owned by Rycor Holdings Ltd. and 1,875 are owned by Trading Range Investments Limited (which owns a total of 3,750 Series B Special Warrants).*

(4) *283,626 of these Rycor Securities are owned by Kevin A. Giese's spouse.*

(5) *141,813 of these Rycor Securities are owned by Mr. Ticknor's spouse.*

(6) *1,000,500 of these Series A Special Warrants are owned by Mr. Lube Canada Inc., a company owned 65% by Mr. Ticknor and 25% by Clifford D. Giese. The balance of 10% of Mr. Lube Canada Inc. is owned by persons unrelated to EPS.*

(7) *522,000 of these Series B Special Warrants are owned by Mr. Lube Canada Inc.*

(8) *9,500 of these Series A Special Warrants are owned by Mr. Kelly's spouse, 5,000 are owned by Stock Market Strategies Ltd., a company wholly-owned by Mr. Kelly and 1,750 are owned by Trading Range Investments Limited.*

(9) *9,750 of these Series B Special Warrants are owned by Mr. Kelly's spouse, 3,750 are owned by Stock Market Strategies Ltd. and 1,875 are owned by Trading Range Investments Limited.*

TRADING IN SECURITIES OF RYCOR

There is currently no market for the Rycor Securities. Therefore, other than issuances from treasury, there have been no trades in Rycor Securities by directors or officers of EPS, or any of their associates or affiliates, or by any person holding more than 10% of any class of Rycor Securities within the six (6)

months prior to the date of the Offer. See "Ownership of Securities of Rycor" and "Description of Rycor's Share Capital".

COMMITMENTS TO ACQUIRE SECURITIES OF RYCOR

No securities of Rycor are the subject of any commitments made by EPS, or its directors or officers and, to the knowledge of the directors and senior officers of EPS, after reasonable inquiry, no securities of Rycor are the subject of any commitments made by any associate or affiliate of EPS, by any associate of any director or officer of EPS, by any person or company who beneficially owns, directly or indirectly, more than 10% of any class of equity securities of EPS or by any person or company acting jointly or in concert with EPS, to acquire any equity securities of Rycor, except for the commitment to acquire the Rycor Securities pursuant to the Offer and the commitments contained in the Acquisition Agreement and the Rycor Lock-Up Agreements.

ARRANGEMENTS, AGREEMENTS OR UNDERSTANDINGS

Other than as provided in the Acquisition Agreement and the Rycor Lock-up Agreements, there are no contracts, arrangements or agreements made or proposed to be made between EPS and any of the directors or officers of Rycor and no payments or other benefits are proposed to be made or given by EPS by way of compensation for loss of office or as to such directors or officers remaining in or retiring from office if the Offer is successful.

MATERIAL CHANGES IN THE AFFAIRS OF RYCOR AND OTHER INFORMATION

EPS has no information which indicates any material change in the affairs of Rycor since the date of the last financial statements of Rycor, being the unaudited financial statements for the three months ended March 31, 2001.

EPS has no knowledge of any other matter that has not previously been generally disclosed but which would reasonably be expected to affect the decision of Securityholders to accept or reject the Offer.

ACCEPTANCE OF THE OFFER

Other than the Securityholders who have entered into the Rycor Lock-up Agreements, EPS has no knowledge regarding whether any Securityholders will accept the Offer.

STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides Securityholders with, in addition to any other rights they may have at law, rights of rescission or to damages or both, if there is misrepresentation in a circular or notice that is required to be delivered to such Securityholders. However, such rights must be exercised within prescribed time limits. Securityholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPROVAL AND CERTIFICATE

The contents of the Offer and the Circular have been approved and the sending, communication or delivery thereof to the Securityholders has been authorized by the Board of Directors of EPS Capital Corp.

The foregoing, together with the documents incorporated herein by reference, contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

DATED at Edmonton, Alberta, the 22nd day of June, 2001.

(signed)
KEVIN A. GIESE
President and Chief Executive Officer

(signed)
CLIFFORD D. GIESE
Chairman, Chief Financial Officer and Secretary

ON BEHALF OF THE BOARD OF DIRECTORS

(signed)
PATRICK W. KELLY
Director

(signed)
ROBERT K. O'TOOLE
Director

APPENDIX A

FINANCIAL STATEMENTS OF
EPS CAPITAL CORP.

EPS CAPITAL CORP.
Financial Statements
March 31, 2001 and December 31, 2000

AUDITORS' REPORT

To the Directors of
EPS Capital Corp.

We have audited the balance sheet of EPS Capital Corp. as at December 31, 2000. This financial statement is the responsibility of the corporations's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of the corporation as at December 31, 2000 in accordance with Canadian generally accepted accounting principles.

"Collins Barrow"
Signed
Chartered Accountants

Edmonton, Alberta
April 12, 2001

EPS CAPITAL CORP.

Balance Sheet

March 31, 2001 and December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
ASSETS		
Current Assets		
Cash	**$ 370,146**	$ 419,097
Deferred charges (Note 2)	**30,000**	---
	$ 400,146	$ 419,097
LIABILITIES		
Accounts payable	**$ 3,854**	$ 35,707
SHAREHOLDERS' EQUITY		
Share capital (Note 3)	**395,245**	383,390
Retained earnings	**1,047**	---
	396,292	383,390
	$ 400,146	$ 419,097

Approved on behalf of the Board

"Clifford D. Giese"
Signed
Director

"Kevin A. Giese"
Signed
Director

EPS CAPITAL CORP.

Statement of Operations

For the Three Months Ended March 31, 2001
and the Year Ended December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
Revenue		
Interest income	**$ 3,220**	$ ---
Expenses		
General and administrative	**2,173**	---
Net income and retained earnings	**$ 1,047**	$ ---
Earnings per common shares - basic (Note 5)	**$ .0039**	$ ---

EPS CAPITAL CORP.

Statement of Cash Flows

For the Three Months Ended March 31, 2001
and the Year Ended December 31, 2000

	(Unaudited) March 31, 2001	December 31, 2000
Operating Activities		
Net income	$ 1,047	$ ---
Net change in non-cash working capital balances related to operations	(31,853)	---
Cash used in operating activities	(30,806)	---
Investing Activities		
Deferred charges	(30,000)	---
Financing Activities		
Net proceeds from issuance of share capital	11,855	---
Decrease in cash	(48,951)	---
Cash, beginning of period	419,097	---
Cash, end of period	$ 370,146	$ ---

EPS CAPITAL CORP.

Notes to the Financial Statements

March 31, 2001 and December 31, 2000

1. **Incorporation**

   The corporation was incorporated pursuant to the Company Act (British Columbia) on December 15, 1998 as 576693 BC Ltd. and changed its name to EPS Capital Corp. on February 9, 2000. The corporation is a Capital Pool Company as defined in Listings Policy 2.4 of the Canadian Venture Exchange.

2. **Deferred Charges**

   Deferred charges relate to deferred share issuance costs for share capital to be issued subsequent to the balance sheet date.

3. **Share Capital**

   Authorized:
   100,000,000 common shares
   100,000,000 preferred shares

   Common shares issued:

	Number	Amount
Issues for cash prior to December 31, 2000	1,600,000	$ 200,000
Issued pursuant to prior commitment to issue share capital	1,300,000	260,000
Issued for cash on exercise of agent's options	65,000	13,000
	2,965,000	473,000
Share issue costs		77,755
		$ 395,245

   1,600,000 common shares issued are held in escrow and will be released from escrow as follows:

   10% of the shares following issuance by the Canadian Venture exchange of a final notice accepting a Qualifying Transaction;
   15% of the shares 6 months following the initial release;
   15% of the shares 12 months following the initial release;
   15% of the shares 18 months following the initial release;
   15% of the shares 24 months following the initial release;
   15% of the shares 30 months following the initial release;
   15% of the shares 36 months following the initial release;

3. **Share Capital** (Continued)

In the event the Corporation becomes listed on Tier 1 of the Canadian Venture Exchange, 25% of the escrowed shares will be released following issuance of the Final Exchange Notice and 25% released on each of 6, 12 and 18 months thereafter.

If a qualifying transaction is not completed, the shares will not be released from escrow.

The Corporation has granted to its directors and officers options to purchase 290,000 common shares at $0.20 per common share. The stock options are non transferable and will expire at the earlier of January 9, 2006 or one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or 90 days after ceasing to be a director or officer for any reason other than death. All shares acquired on exercise of the options before the completion of the Qualifying Transaction shall be subject to escrow until the issuance of the Final Exchange Notice of a Qualifying Transaction.

The Corporation appointed Yorkton Securities Inc. as its agent in connection with the offer to sell 1,300,000 common shares of the Corporation for $0.20 per share. The agent was granted options to acquire 130,000 common shares at $0.20 per share. On March 13, 2001, one half of the options were exercised to purchase 65,000 common shares. A total of 50% of the common shares issuable upon exercise of the agent's options may be sold by the agent prior to the completion of the Qualifying Transaction. The remaining 50% may only be sold after completion of the Qualifying Transaction. The remaining 65,000 options will, if unexercised, expire September 20, 2002.

4. **Subsequent Events**

The Corporation and Rycor Technology Investments Corp. (Rycor), a company holding an exclusive worldwide licence to new medical technology for the treatment of chronic progressive multiple sclerosis, have entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, of all issued and outstanding securities in the capital of Rycor (the "Offer").

Pursuant to the Acquisition Agreement, EPS has agreed to make the Offer to purchase all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares will be exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants will be exchanged for one Common Share of EPS;

4. **Subsequent Events** (continued)

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants will be exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common share until 4:30 p.m. (Edmonton time) on December 31, 2002.

Yorkton Securities Inc. has agreed to act as sponsor in connection with the Qualifying Transaction and has also agreed to act as agent for an offering (the "Offering") of up to 3,300,000 units of the Corporation (the "Units") at a price of $2.50 per Unit, each Unit consisting of one Common Share and one-half of one Common share purchase warrant (the "Offering Warrants"), each whole warrant Offering Warrant entitling the holder to purchase one Common Share for a period of two years from closing of the Offering at a price of $3.50 per share during the first year and at a price of $4.50 per share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion). The Offering will be conducted by filing of a prospectus (the "Prospectus") in the Provinces of Alberta and British Columbia, although a portion of the Offering may be sold as special warrants (the "Offering Special Warrants") on a non-brokered basis. Each Offering Special Warrant will entitle the holder to acquire one Unit on exercise or deemed exercise of the Offering Special Warrants and the issuance of the Units on exercise or deemed exercise of the Offering Special Warrants will be qualified for distribution under the Prospectus. Yorkton will be paid a cash commission of 8% of the gross proceeds from the sale of the Units and 2% of the gross proceeds from the sale of the Offering Special Warrants and will be issued non-transferable share purchase warrants (the "Agents Warrants") equal to 10% of the number of Units sold and equal to 2% of the number of Offering Special Warrants sold.

Each Agent's Warrant will entitle Yorkton to purchase one unit (the "Agent's Units") at a price of $2.50 per Agent's Unit for a period of two years from the closing of the Offering. Each Agent's Unit will consist of one Common Share and one-half of one non-transferable share purchase warrant (the "Agent's Unit Warrants"), each whole Agent's Unit Warrant entitling the Agent to purchase one Common Share for a period of two years from the closing of the Offering at a price of $3.50 per Common share during the first year and at a price of $4.50 per Common share during the second year (or such higher prices per share as may be determined by the CDNX in its discretion).

The Corporation intends to issue further stock options to acquire up to 900,000 Common Shares at an exercise price of $2.50 per Common Share in conjunction with the closing of the Qualifying Transaction. These options will be allocated at the discretion of the directors of the Corporation to directors, officers, employees and consultants of the Corporation and its subsidiaries.

These options will be non-transferable and will terminate one year following the date the optionee ceases to be a director or hold an office of the Corporation by reason of death, or if the Corporation is classified as a Tier II Issuer on the CDNX, 90 days after ceasing to be a director or officer for any reason other than death. Options granted to certain optionees may contain vesting provisions at the discretion of the directors of the Corporation.

5. **Earnings Per Share**

Earnings per common share have been allocated on the weighted average number of common shares outstanding for the period of 2,706,444.

Potential exercise of options would have no material dilutive effect.

APPENDIX B

FINANCIAL STATEMENTS OF

RYCOR TECHNOLOGY INVESTMENTS CORP.

RYCOR TECHNOLOGY INVESTMENTS CORP.
Consolidated Financial Statements
For the Three Months Ended March 31, 2001 and
for the Years Ended December 31, 2000 and
December 31, 1999

AUDITORS' REPORT

To the Directors of
Rycor Technology Investments Corp.

We have audited the balance sheets of Rycor Technology Investments Corp. as at December 31, 2000 and December 31, 1999 and the statements of operations, deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2000 and December 31, 1999 and the results of its operations and the changes in its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Edmonton, Alberta
April 16, 2001

"Collins Barrow"
Signed
Chartered Accountants

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Balance Sheet

March 31, 2001, December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
ASSETS			
Current Assets			
Cash	**$ 11,411,229**	$ 3,835,253	$ 5
Amount receivable	**20,624**	1,336,510	---
Prepaid expenses	**32,468**	---	---
Loan receivable	**—**	16,240	---
	11,464,321	5,188,003	5
Patents and licensing costs (Note 4)	**17,317,516**	15,497,954	---
Capital assets (Note 5)	**22,792**	—	---
Organization costs	**—**	2,553	2,291
	$ 28,804,629	$ 20,688,510	$ 2,296
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities	**$ 97,161**	$ 117,211	$ 2,291
Loan payable	**—**	21,495	---
	97,161	138,706	2,291
SHAREHOLDERS' EQUITY			
Share capital (Note 6)	**10,988,540**	9,463,849	5
Commitment to issue share capital (Note 7)	**18,541,704**	11,550,652	---
Deficit	**(822,776)**	(464,697)	---
	28,707,468	20,549,804	5
	$ 28,804,629	$ 20,688,510	$ 2,296

Approved on behalf of the Board

"Clifford D. Giese"
Signed
Director

"Kevin A. Giese"
Signed
Director

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Operations

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Revenue			
Interest	**$ 123,798**	$ 88,947	$ ---
Expenses			
Amortization of patents and licensing costs	**333,585**	7,993	---
Research and development	**92,427**	516,183	---
General and administrative	**55,722**	29,468	---
Amortization of capital assets	**143**	---	---
	481,877	553,644	---
Net loss	**$ 358,079**	$ 464,697	$ ---

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Deficit

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Balance, beginning of period	**$ 464,697**	$ ---	$ ---
Net loss	**358,079**	464,697	---
Balance, end of period	**$ 822,776**	$ 464,697	$ ---

RYCOR TECHNOLOGY INVESTMENTS CORP.

Consolidated Statement of Cash Flows

For the Three Months Ended March 31, 2001
and For the Years Ended December 31, 2000 and December 31, 1999

	(Unaudited) March 31, 2001	December 31, 2000	December 31, 1999
Operating Activities			
Net loss	**$ (358,079)**	$ (464,697)	$ ---
Item not involving cash:			
Amortization of licensing and organization costs	**333,728**	7,993	---
Net change in non-cash working capital balances related to operations	**(120,922)**	114,920	2,291
Cash provided by (used in) operating activities	**(145,273)**	(341,784)	2,291
Financing Activities			
Loan advance	**—**	5,255	---
Sale of Special Warrants	**6,991,052**	11,550,652	---
Share issue costs	**—**	(141,465)	---
Issuance of common shares	**—**	---	5
Cash provided by financing activities	**6,991,052**	11,414,442	5
Investing Activities			
Licensing costs	**—**	(5,900,000)	---
Organization costs	**—**	(900)	(2,291)
Purchase of patents	**(585,689)**	---	---
Goods and Services Tax recoverable	**1,315,886**	(1,336,510)	---
Cash provided by (used in) investing activities	**730,197**	(7,237,410)	(2,291)
Increase in cash	**7,575,976**	3,835,248	5
Cash, beginning of year	**3,835,253**	5	---
Cash, end of year	**$ 11,411,229**	$ 3,835,253	$ 5

1. **Basis of Presentation**

The corporation was incorporated December 31, 1998, under the Alberta Business Corporations Act as 812867 Alberta Ltd. and changed its name to Rycor Technology Investments Corp. on January 19, 2000. The corporation has obtained an exclusive worldwide license to new medical technology for the treatment of chronic progressive multiple sclerosis and is developing and commercializing the technology. These consolidated financial statements include the assets, liabilities and operations of the company and its wholly owned subsidiary, Rycor Corp., as described in Note 3.

2. **Summary of Significant Accounting Policies**

The interim financial statements to March 31, 2001 follow, in all material respects, the same accounting policies and methods of their application as the annual financial statements for the year ended December 31, 2000.

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Web Site Development Costs

Costs incurred in the infrastructure development stage of the web site are capitalized and amortized on a straight line basis commencing with the date of completion of development.

Patent Costs

Patent costs are recorded at cost and amortized straight-line over twelve years.

Licensing Costs

Licensing costs are recorded at cost and amortized straight-line over the term of the license agreement, being twelve years.

Research and Development Costs

Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. The Company reassesses whether it has met the relevant criteria for deferral and amortization at each reporting date. To date, no development costs have been deferred.

2. **Summary of Significant Accounting Policies** (Continued)

Future Income Taxes

Future income taxes result principally from temporary differences in the recognition of certain revenue and expense items for financial and income tax reporting purposes. The principal items which results in timing differences between financial and tax reporting purposes are amortization and tax loss carry forwards. Due to the uncertainty surrounding the realization of the future income tax assets at March 31, 2001, no future income taxes have been recorded.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Business Acquisition**

Effective March 1, 2001, the company acquired all the shares and related assets of Rycor Corp., a company holding an interest in certain patent rights and conducting research and development activities relating to technology for the treatment of Multiple Sclerosis. The acquisition has been accounted for by the purchase method of accounting and accordingly includes the results of Rycor Corp. operations in these financial statements from the date of acquisition. As a result of the acquisition, the company acquired net assets of $2,124,691 for $600,000 cash and through the issuance of 2,876,825 shares from treasury for an aggregate amount of $1,524,691.

4. **Patents and Licensing Costs**

	(Unaudited) March 31, 2001			December 31, 2000	December 31, 1999
	Cost	**Accumulated Amortization**	**Net**	Net	Net
Patents	**$ 2,153,147**	**$ 14,983**	**$ 2,138,164**	$ ---	$ ---
Licensing costs	**15,505,309**	**325,957**	**15,179,352**	15,497,954	---
	$ 17,658,456	**$ 340,940**	**$ 17,317,516**	$ 15,497,954	$ ---

5. **Capital Assets**

	(Unaudited) March 31, 2001			December 31, 2000	December 31, 1999
	Cost	**Accumulated Amortization**	**Net**	Net	Net
Computer equipment	$ 8,570	$ 1,278	$ 7,292	$ —	$ —
Web site	15,500	—	15,500	—	—
	$ 24,070	$ 1,278	$ 22,792	$ —	$ —

6. **Share Capital**

Authorized:

Unlimited Class A and B common voting shares
Unlimited Class C and D common non-voting shares
Unlimited Class E and F redeemable, retractable preferred shares

Class A common shares issued:

	Number	Amount
Issued for cash	50	$ 5
Balance, December 31, 1999	50	5
Issued for licensing costs	18,123,225	9,605,309
Share issue costs	---	(141,465)
Balance, December 31, 2000	18,123,275	9,463,849
Issued for shares in subsidiary acquisition	2,876,775	1,524,691
Balance, March 31, 2001	21,000,050	$ 10,988,540

7. **Commitment to Issue Share Capital**

During the period ended March 31, 2001, the corporation accepted subscriptions for a total of 5,030,207 Special Warrants "A" for an aggregate amount of $1,006,041 and 2,637,172 Special Warrants "B" for an aggregate amount of $6,592,930. To March 31, 2001, the corporation had received cash of $6,991,052 and an amount of $607,919 had not yet been received.

During the year ended December 31, 2000, the corporation issued for cash a total of 5,590,869 Special Warrants "A" for an aggregate amount of $1,118,174 and 4,172,991 Special Warrants "B" for an aggregate amount of $10,432,478.

No warrants were issued during the December 31, 1999 fiscal year.

Each Series A Special Warrant is exchangeable for one Class A common share and each Series B Special Warrant is exchangeable for one Class A common share plus one Class A common share purchase warrant until the earlier of the date which is five business days after a receipt for a final prospectus is issued by the last of the securities regulatory bodies in each jurisdiction in Canada where the Series A and Series B Special Warrants are sold, and December 31, 2001, at which time they will be deemed to be exercised.

The share purchase warrants entitle the holder to purchase one additional Class A common share at $3.00 until December 31, 2001 and at $4.00 until December 31, 2002. The share purchase warrants will, if unexercised, expire on December 31, 2002.

8. **Income Tax Benefits**

The corporation has non-capital income tax losses in the amount of $748,355, an amount of $82,332 which were incurred during the three months ended March 31, 2001 and $666,023 were incurred during the year ended December 31, 2000. These losses may be carried forward for seven fiscal periods from the date incurred. The potential income tax benefit of these losses has not been reflected in the financial statements to March 31, 2001.

9. **Commitments**

On August 1, 2000, the corporation entered into a licensing agreement to cover certain related patent claims. The licensing agreement requires payment of a monthly maintenance fee plus royalties on an escalating scale based on net sales of the licensed product.

10. **Subsequent Event**

The corporation and EPS Capital Corp (EPS), a capital pool company as defined in Listings Policy 2.4 of the Canadian Venture Exchange, have entered into an acquisition agreement dated April 24, 2001 (the "Acquisition Agreement") to provide for the combination of their respective businesses, assets and operations through an offer to purchase by EPS, of all issued and outstanding securities in the capital of the corporation (the "Offer").

Pursuant to the Acquisition Agreement, EPS has agreed to make the Offer to purchase all the issued and outstanding Rycor Shares, Series A Special Warrants and Series B Special Warrants on the following basis:

(a) each of the 21,000,050 issued and outstanding Rycor Class A Common Shares will be exchanged for one common share of EPS;

(b) each of the 10,621,076 issued and outstanding Rycor Series A Special Warrants will be exchanged for one Common Share of EPS;

(c) each of the 6,810,163 issued and outstanding Rycor Series B Special Warrants will be exchanged for one Common Share and one non-transferable share purchase warrant of EPS (the "EPS Warrants"), each EPS Warrant entitling the holder to purchase one Common Share at a price of $3.00 per Common Share on or before 4:30 p.m. (Edmonton time) on December 31, 2001 and thereafter at a price of $4.00 per Common Share until 4:30 p.m. (Edmonton time) on December 30, 2002.

11. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of cash, amount receivable, accounts payable and accrued liabilities. As at March 31, 2001, December 31, 2000 and December 31, 1999, there are no significant differences between the carrying amounts of these items and their estimated fair values.

APPENDIX C

PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS OF EPS CAPITAL CORP.

EPS CAPITAL CORP. AND
RYCOR TECHNOLOGY INVESTMENTS CORP.
(Unaudited)
Pro Forma Combined Consolidated
Balance Sheet
March 31, 2001

COMPILATION REPORT

To the Directors of

EPS Capital Corp.

We have reviewed, as to compilation only, the accompanying unaudited pro forma combined consolidated balance sheet of EPS Capital Corp. and Rycor Technology Investments Corp. as at March 31, 2001, which has been prepared for inclusion in the Information Circular of EPS Capital Corp. dated May 16, 2001. In our opinion, the unaudited pro forma combined consolidated balance sheet has been properly compiled to give effect to the proposed arrangement and the assumptions described in the accompanying notes thereto.

Edmonton, Alberta
May 16, 2001

"Collins Barrow"
Signed
Chartered Accountants

EPS CAPITAL CORP. AND RYCOR TECHNOLOGY INVESTMENTS CORP.

(Unaudited)

Pro Forma Combined Consolidated Balance Sheet

March 31, 2001

	EPS	Rycor	Adjustments	Combined
ASSETS				
Current Assets				
Cash	$ 370,146	$ 11,411,229	$ 607,919	$ 12,389,294
Amounts receivable	---	20,624		20,624
Prepaid expenses	---	32,468		32,468
	370,146	11,464,321		12,442,386
Capital assets	---	22,792		22,792
Patents and licensing costs	---	17,317,516		17,317,516
Deferred charges	30,000	---		30,000
	$ 400,146	$ 28,804,629		$ 29,812,694
LIABILITIES				
Current Liabilities				
Accounts payable	$ 3,854	$ 97,161		$ 101,015
SHAREHOLDERS' EQUITY				
Share capital	395,245	10,988,540	19,149,623	30,533,408
Commitment to issue share capital	---	18,541,704	(18,541,704)	---
Retained earnings (deficit)	1,047	(822,776)		(821,729)
	396,292	28,707,468		29,711,679
	$ 400,146	$ 28,804,629		$ 29,812,694

EPS CAPITAL CORP. AND RYCOR TECHNOLOGY INVESTMENTS CORP.

(Unaudited)

Notes to the Pro Forma Combined Consolidated Balance Sheet

March 31, 2001

---

1. **Basis of Presentation**

The accompanying unaudited pro forma combined consolidated balance sheet for EPS Capital Corp. and Rycor Technology Investments Corp. has been prepared in accordance with Canadian generally accepted accounting principles and is based on:

- the unaudited balance sheet of EPS Capital Corp. (EPS) for the three months ended March 31, 2001
- the unaudited consolidated balance sheet of Rycor Technology Investments Corp. (Rycor) for the three months ended March 31, 2001
- additional unaudited financial information provided by EPS and Rycor

The pro forma combined consolidated balance sheet is not necessarily indicative of the results that actually would have occurred, or results expected in future periods, had the events reflected herein occurred on the dates indicated.

The pro forma combined consolidated balance sheet should be read in conjunction with the Balance sheet and notes of EPS and the consolidated Balance sheet and notes of Rycor for the three months ended March 31, 2001.

2. **Combination Assumption**

The pro forma combined consolidated balance sheet has been prepared giving effect to the proposed acquisition by EPS of Rycor as if it had occurred January 1, 2001, accounting for the acquisition as a reverse takeover of EPS by Rycor.

3. **Pro Forma Adjustments**

The remainder of special warrant subscriptions receivable in the amount of $607,919 are assumed to be collected.

10,621,076 Rycor Series A Special Warrants and 6,810,163 Rycor Series B Special Warrants with an aggregate issued price of $19,149,623 are treated as having been exchanged for common shares of Rycor. Included in the total are 5,030,207 Series A Special Warrants and 2,637,172 Series B Special Warrants with an aggregate price of $7,598,971 which were issued March 1, 2001.

APPENDIX D

FINANCIAL STATEMENTS OF RYCOR CORP.

RYCOR CORP.
Financial Statements
December 31, 2000 and September 30, 2000

AUDITORS' REPORT

To the Directors of
Rycor Corp.

We have audited the balance sheet of Rycor Corp. as at September 30, 2000 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the corporations's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the corporation as at September 30, 2000 and the results of its operations and the changes in its cash flow for the year then ended in accordance with Canadian generally accepted accounting principles.

"Collins Barrow"
Signed
Chartered Accountants

Edmonton, Alberta
April 12, 2001

RYCOR CORP.

Balance Sheet

December 31, 2000 and September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
ASSETS		
Current Assets		
Cash	**$ 22,567**	$ ---
Amounts receivable	**8,962**	4,593
Prepaid expenses	**475**	3,213
	32,004	7,806
Capital assets (Note 3)	**7,720**	6,599
Patents (Note 4)	**43,395**	19,759
Deferred charges (Note 5)	**15,500**	---
	$ 98,619	$ 34,164
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	**$ 52,438**	$ 29,382
Loans payable (Note 6)	**281,356**	206,301
	333,794	235,683
SHAREHOLDERS' EQUITY		
Share capital (Note 7)	**284**	284
Deficit	**(235,459)**	(201,803)
	(235,175)	(201,519)
	$ 98,619	$ 34,164

Approved on behalf of the Board

"Clifford D. Giese"	"Kevin A. Giese"
Signed	Signed
Director	Director

RYCOR CORP.

Statement of Operations

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Expenses		
Research and development	$ 22,466	$ 140,350
General and administrative	9,869	60,111
Amortization of patents	942	871
Amortization of capital assets	379	471
Net loss	$ 33,656	$ 201,803

RYCOR CORP.

Statement of Deficit

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Balance, beginning of period	**$ 201,803**	$ ---
Net loss for the period	**33,656**	201,803
Balance, end of period	**$ 235,459**	$ 201,803

RYCOR CORP.

Statement of Cash Flows

For the Three Months Ended December 31, 2000
and the Year Ended September 30, 2000

	(Unaudited) December 31, 2000	September 30, 2000
Operating Activities		
Net loss	**$ (33,656)**	$ (201,803)
Item non involving cash:		
Amortization	**1,321**	1,342
Net change in non-cash working capital balances related to operations	**21,425**	21,576
Cash used in operating activities	**(10,910)**	(178,885)
Financing Activities		
Loan advances	**75,055**	206,301
Issuance of common shares	**—**	284
Cash provided by financing activities	**75,055**	206,585
Investing Activities		
Purchase of capital assets	**(1,500)**	(7,070)
Patent costs	**(24,578)**	(20,630)
Deferred charges	**(15,500)**	---
Cash used in investing activities	**(41,578)**	(27,700)
Cash, end of year	**$ 22,567**	$ ---

RYCOR CORP.

Notes to the Financial Statements

December 31, 2000 and September 30, 2000

1. **Incorporation**

The corporation was incorporated under the Alberta Business Corporations Act and has acquired an interest in certain patent rights and conducts research and development activities relating to technology for the treatment of Multiple Sclerosis.

2. **Summary of Significant Accounting Policies**

Capital Assets

Capital assets are recorded at cost. Amortization is calculated on an annual 20% straight-line basis.

Patent Costs

Patent costs are recorded at cost and amortized straight-line over twelve years.

Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Capital Assets**

	(Unaudited) December 31, 2000			September 30, 2000
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 8,570	$ 850	$ 7,720	$ 6,599

4. **Patents**

	(Unaudited) December 31, 2000			September 30, 2000
	Cost	Accumulated Amortization	Net	Net
Patent costs	$ 45,208	$ 1,813	$ 43,395	$ 19,759

5. **Deferred Charges**

Deferred charges relate to costs of web site design. The design and implementation of the web site was not completed at December 31, 2000.

6. **Loans Payable**

Loans payable are unsecured, have no fixed terms of repayment and do not bear interest. The amounts are payable to shareholders and a corporation that is subject to significant influence by shareholders. The loans were repaid subsequent to December 31, 2000.

7. **Share Capital**

Authorized:
- Unlimited Class A common voting shares
- Unlimited Class B common non-voting shares
- Unlimited Class C redeemable, retractable preferred voting shares
- Unlimited Class D redeemable, retractable preferred non-voting shares

	(Unaudited) December 31, 2000	September 30, 2000
Issued and outstanding:		
284 Class A common shares	**$ 284**	$ 284

8. **Income Tax Losses**

The corporation has non-capital income tax losses in the amount of $232,796 which were incurred $200,461 during the year ended September, 2000 and $32,335 during the period October 1 to December 31, 2000. These losses may be carried forward for seven fiscal periods. The potential income tax benefit of these losses has not been reflected in the financial statements to December 31, 2000.

9. **Financial Instruments**

Fair value estimates are made as of a specific point in time using available information about the financial instrument. These estimates are subjective in nature and often cannot be determined with precision.

Financial instruments of the corporation consist mainly of amounts receivable, accounts payable, accrued liabilities and loans payable. As at December 31, 2000, there are no significant differences between the carrying amounts of these items and their estimated fair values.

Appendix 4

Rycor Scientific Assessment 02 SEP 16 AM 10: 18 May 14, 2001

Prepared by Thomas Yeung, PhD, MBA of Deloitte & Touche LLP

(Amended on August 17, 2001)

In this brief assessment, I will review the scientific publications generated by the two principle scientists of Rycor, Dr. Kenneth G. Warren and Dr. Ingrid Catz. The contents to be reviewed in this assessment are restricted to the materials provided to Deloitte & Touche Corporate Finance by Rycor (see Appendix for a list of papers). The scope of this analysis will be limited to the significance of these publications to the field of multiple sclerosis (MS) research. Since all research articles were published in peer reviewed journals, we assumed that all data presented are valid and the methodology and conclusions of the studies documented are accepted by the scientific community performing multiple sclerosis research.

In the first series of this collection of research articles (3, 8 – 10, 12) Drs. Warren and Catz investigated the relationship between the level and location of myelin basic protein (MBP) and anti-myelin basic protein immunoglobulins (Ig) and various forms of multiple sclerosis (MS) . In these studies the researchers and their collaborators were establishing the laboratory approaches and developing the tools to study the roles of humoral branch of the human immune system in MS. In particular the researchers were interested in examining the correlation between the appearance of MBP and anti-MBP immunoglobulin (IgG) in the cerebrospinal fluid (CSF) of patients with MS. The researchers established the correlation between acute exacerbations phase of MS and high level of free MBP and anti-MBP antibodies and chronic progressive phase of the disease with high level of bound form of MBP and anti-MBP antibodies (3). Further to this study they established the diagnostic value of using the ratio of free versus bound form of anti-MBP IgG in CSF as an indicator of the two different types of MS (acute versus chronic progressive). By coupling the use of magnetic resonance imaging (MRI) and immunological studies on MS patients, the researchers confirmed the relationship

between free/bound level of anti-MBP antibodies and acute and chronic progressive phases of MS.

In their second series of research articles dated between 1991 and 1995 (6, 7, 11, 13-15, 17) Drs. Warren and Catz expanded their initial study on the role of humoral immune responses in MS into three related areas: the properties of anti-MBP in the Central Nervous System (CNS) of MS patients, the portion of the MBP that is recognised by the antibodies produced by autoreactive B cells and its role in MS and a related disease called Optic Neuritis (ON) that involved nerve demyelination, and the involvement of autoimmune humoral response against proteolipid protein (PLP) in MS and ON.

In two article published in 1992 (7 & 15), the researchers attempted to define the portion of MBP (epitope) that is recognised by antibodies produced by autoreactive B cells in patients with MS and ON. By using a collection of synthetic peptides representing various portions of MBP and sera isolated from CSF of patients with MS and ON in a solid phase radioimmunoassay, the researchers located the epitope(s) involved in MS and ON to residues 61 and 106 of MBP. In a study published in 1993 (13) it was determined that the same epitope(s) of MBP is involved in anti-MBP autoimmunity in the Central Nervous System (CNS) of MS patients. In a separate study published in the same year the researchers employed a similar peptide radioimmunoassay approach to examine the epitopes of free and bound form of anti-MBP antibodies in the CNS (6). They determined that the specificity of free anti-MBP antibody isolated from cerebrum is identical to that in CSF while the membrane bound form of anti-MBP exhibited a more restrictive specificity. Based on this study and another one published in 1995 (17), the researchers further refined the epitope of MBP to be located between residues 85 and 96 of human MBP. This epitope is similar to the minimal epitope reported for HLA DR2b-restricted T cells that recognised MBP in two other studies.

In addition to MBP, the role of alternative disease target was examined and published in two research articles in 1994. In these studies the researchers examined the involvement of anti-proteolipid protein (PLP) in MS and ON. The results from these clinical studies

suggested that there are two immunochemically distinct forms of MS and ON. A common form of MS that involves autoimmune reactivity against MBP and a rare form with autoantibodies against anti-PLP. These studies have important implications for research in MS treatments because of the involvement of two different disease targets.

In a third series of research articles published since 1995, Drs. Warren and Catz expanded on its initial focus to include the effects of both humoral and cellular immune response in MS (5, 16) . They also initiated an important study on the use of synthetic minimal MBP epitope as a potential therapy for MS.

On the basic research front the researchers and their collaborators further examined the epitope shared by autoreactive B and T cells and the use of this immunodominant peptide to induce B and T cell tolerance to MBP in MS (5). In an article published in 1999 the researchers performed a large-scale screen of immunological study on MS patients and further confirmed the involvement of anti-MBP autoimmunity in MS (16).

On the clinical front the researchers initiated a phase I clinical study to determine the potential of MBP synthetic peptides to treat MS (4). The efficacy of this double blind phase I clinical study was determined by the effect of MBP peptide (MBP 75-95) on free and bound concentrations (titres) of anti-MBP in CSF of MS patients. Peptides that were administrated either intrathecally as a single dose or repeated injections for up to 10 weeks resulted in complete neutralizing of free form anti-MBP antibodies, with no effect on the level of bound form. Intravenous administration of the same peptide resulted in significant decline of free and bound form of CSF anti-MBP levels over a period of one year. The safety profile of this peptide in this particular study was confirmed, as it did not have any adverse effect on MS patients through either method of administration. This study further localized the epitope to a region between residues 85 and 96 of MBP.

With information on the precise location of anti-MBP epitope from the previous study, the researchers tested the effect of intrathecal administration of peptide MBP 86-95 in the treatment of acute relapses of MS (2). This study demonstrated the efficacy of 50mg of

peptide administered daily for 4-5 days in treating MS patients with monosymptomatic relapses in this particular study. This therapy regime was shown to be less effective in treating polysymptomatic relapses, probably due to the short courses of peptide administration. In addition, this regime did not prevent occurrence of future relapses.

Another study published in 1997 (18) demonstrated the potential of using MBP 85-97 to induce tolerance to MBP in patients with chronic progressive form of MS, as measured by the level of CSF anti-MBP antibodies. This study showed that the route of peptide administration is crucial to the efficacy of therapy, as daily intravenous but not intrathecal or subcutaneous application induced tolerance to MBP. Tolerance usually lasted for three to four months following a single injection and could be further prolonged following a second injection. The duration of this therapeutic effect was the longest among patients with diseases associated with HLA-DR2 haplotype of MHC Class II molecules. With the lack of neurological or systemic side effects, this therapy regime represented a potentially promising method of treating chronic progressive form of MS.

In the final series of these research articles, Drs. Warren and Catz documented the result of a phase I, open label study to determine the long term efficacy of intravenous injection of MBP 85-96 in treating chronic progressive MS (1) . The control group (15 patients) exhibited elevated level of CSF anti-MBP antibodies during the first two years of this study. The group that received the peptide treatment (41 patients) either as a single or repeated injections induced various degree of immunological tolerance. Based on the kinetic profiles induced by the MBP peptides, this group of 41 patients could be divided into four subgroups: long term disease suppression with a single injection (15 patients), shorter term suppression after initial injection and responsive to subsequent treatments (10 patients), significant suppression after initial injection but lost the ability to suppress the production of autoantibodies after subsequent injections (8 patients), and non-responsive to all treatments (8 patients). The results suggested that 25 out of 41 patients (61%) who received peptide treatments in this particular study responded to either the initial and/or subsequent treatments. The researchers concluded that this variability

indicated that specific peptide therapy might be required to treat the broad range of clinical profiles associated with MS.

The preliminary analysis presented above indicated a consistent pattern of progress in the elucidation of and the development of therapy for controlling one of the underlying pathogenic agents that cause MS by the two researchers and their collaborators. The published results indicated that Drs. Warren and Catz managed to apply their research in a clinically relevance manner. On a more general level the quality of the journal that published their research article and the researchers that they collaborated with (e.g. Dr. Jack Strominger at Harvard) indicated that the performed quality and clinical relevant scientific research.

The initial phase of their research established the link between MS and humoral anti-MBP autoimmunity. In addition to identifying the involvement of anti-MBP autoantibodies in MS, they also discovered the application of free and bound form of anti-MBP antibodies as an indicator for various phases of MS.

The contribution from their second phase of research was the elucidation of the immunodominant epitope within MBP that causes MS. This discovery plus the identification of the involvement of anti-PLP autoimmunity in a small number of MS helped paved the way to clinical applications of their basic research in treating MS.

The first phase I clinical study demonstrated the potential of synthetic MBP peptide in treating acute relapse in monosymptomatic MS patients. The results also demonstrated its limitation in controlling relapses in polysymptomatic patients and preventing future relapses. This study indicated that MBP peptide therapy could potentially be used for treating certain patient subgroups with an acute relapsing form of MS.

The subsequent phase 1 study examined the efficacy of MBP peptide in treating patients with chronic progressive MS (CPMS), a form of the disease that has a very limited choice of therapy. The short-term study suggested that the peptide therapy has the potential of

inducing tolerance to MBP in patients with CPMS, with exceptional efficacy in patients with diseases associated with HLA-DR2 haplotypes of MHC Class II molecules. The long-term study revealed various degrees of response to the peptide therapy regime. The results suggested that various subgroups of patients with CPMS might require specific peptides to treat their diseases. These studies revealed the potential and limitations of an immunotherapy based on the immunodominant epitope on MBP. This information would be useful in designing clinical trial to determine the efficacy of MBP peptide in treating patients with CPMS.

With regard to the number of patients involved in clinical examination of the efficacy and safety of MBP peptide treatments in human subjects, I attempt to provide an estimate of this figure based on four published articles contained in the Appendix (1, 2, 4 and 18).
Reference 1: 41 patients
Reference 2: 11 patients
Reference 4: 8 patients
Reference 18: 44 patients
Total: 104 patients
This estimation is based on direct counting of patients described in the above articles that received various forms of MBP peptide treatments, irrespective of the effects of the treatments on the respective patients. No effort was directed at examining the identities of individual patients in these studies. Therefore the above figure does not provide information with regard to overlapping of patients engaged in various studies described in the articles mentioned above.

On August 17, 2001, Kevin Giese of Rycor indicated to me during a telephone conversation that the Dr. Ingrid Catz estimated that around 122 MS patients received MBP peptide treatments since 1995. Since the calculation of this figure involves information that is not available to Deloitte & Touche at the time of preparing this document, I am not in a position to confirm its validity.

Appendix – a list of scientific papers provided to Deloitte & Touche by Rycor

Title	Author(s)	Publisher	Date
1. Kinetic profiles of cerebrospinal fluid anti-MBP in response to intravenous MBP synthetic peptide $DENP_{85}VVHFFKNIVTP_{96}RT$ in multiple sclerosis patients	KG Warren and Ingrid Catz, University of Alberta	Multiple Sclerosis (2000) Macmillan Publishers Ltd.	2000
2. The effect of intrathecal MBP synthetic peptides containing epitope $VVHFFKNIVTP_{96}$ on free anti-MBP levels in acute relapsing multiple sclerosis	KG Warren and Ingrid Catz, University of Alberta	Journal of the Neurological Sciences	October 1996
3. A Correlation Between Cerebrospinal Fluid Myelin Basic Protein and Anti-Myelin Basic Protein in Multiple Sclerosis Patients	KG Warren and Ingrid Catz, University of Alberta	Annals of Neurology	July 1986
4. Administration of myelin basic protein	KG Warren and	Journal of the Neurological	May 1995

	synthetic peptides to multiple sclerosis patients	Ingrid Catz, University of Alberta	Sciences	
5.	Recognition of the Immunodominant Myelin Basic Protein Peptide by Autoantibodies and HLA-DR2 restricted T Cell Clones from Multiple Sclerosis Patients (identity of Key Contact Residues in the B-cell and T-cell Epitopes)	Kai W. Wucherpfennig, Ingrid Catz, Stephan Hausmann, Jack L. Strominger, Lawrence Steinman & Kenneth G. Warren	The American Society for Clinical Investigations Inc.	September 1997
6.	Increased synthetic peptide specificity of tissue-CSF bound anti-MBP in multiple sclerosis	KG Warren and Ingrid Catz, University of Alberta	Journal of Neuroimmunology	September 1992
7.	Synthetic peptide specificity of anti-myelin basic protein from multiple sclerosis cerebrospinal fluid	KG Warren and Ingrid Catz, University of Alberta	Journal of Neuroimmunology	February 1992
8.	Myelin Basic Protein: A Component of Circulating Immune Complexes in Multiple	Mrinal K. Dasgupta, Ingrid Catz, Kenneth G. Warren, Thomas A.	Le Journal Canadien Des Sciences Neurologiques	November 1983

Sclerosis	McPherson, John B. Dossetor, Patrick R. Carnegie		
9. The Relationship Between Levels of Cerebrospinal Fluid Myelin Basic Protein and IgG Measurements in Patients with Multiple Sclerosis	KG Warren and Ingrid Catz, University of Alberta	Annals of Neurology	1985
10. Diagnostic Value of Cerebrospinal Fluid Anti-Myelin Basic Protein in Patients with Multiple Sclerosis	KG Warren and Ingrid Catz, University of Alberta	Annals of Neurology	1986
11. Anti-Myelin Basic Protein and Anti-Proteolipid Protein Specific Forms of Multiple Sclerosis	Kenneth G. Warren, Ingrid Catz, Edward Johnson and Bruce Mielke	Annals of Neurology	1994
12. Cerebrospinal fluid autoantibodies to myelin basic protein in multiple sclerosis patients Detected during first exacerbations and kinetics of acute relapses and subsequent	KG Warren and Ingrid Catz, University of Alberta	Journal of the Neurological Sciences	1989

convalescent phases			
13. Autoantibodies to myelin basic protein within multiple sclerosis central nervous system tissue	KG Warren and Ingrid Catz, University of Alberta	Journal of the Neurological Sciences	1992
14. Relative frequency of autoantibodies to myelin basic protein and proteolipid protein in optic neuritis and multiple sclerosis cerebrospinal fluid	KG Warren and Ingrid Catz, University of Alberta	Journal of the Neurological Sciences	1993
15. Optic neuritis anti-myelin basic protein synthetic peptide specificity	Kenneth G. Warren, Ingrid Catz and Kenneth Shutt	Journal of the Neurological Sciences	1991
16. An Extensive Search for Autoantibodies to Myelin Basic Protein in Cerebrospinal Fluid of Non-Multiple-Sclerosis Patients: Implications for the Pathogenesis of Multiple Sclerosis	KG Warren and Ingrid Catz, University of Alberta	Ene:Zeurna	1999

17. Fine specificity of the antibody response to myelin basic protein in the central nervous system in multiple sclerosis: The minimal B-cell epitope and a model of its features	K.G. Warren, Ingrid Catz and Lawrence Steinman	Proc. Natl, Acad. Sci USA	1995
18. Tolerance induction to myelin basic protein by intravenous synthetic peptides containing epitope P_{85}VVHFFKNIVTP$_{96}$ in chronic progressive multiple sclerosis	K.G. Warren, Ingrid Catz, and Kai W. Wucherpfennig	Journal of Neurological Sciences	1997